Form 20-F/A
period 2001-12-31
ASHANTI GOLDFIELDS CO LTD
filed 2002-11-15
CIK 1008136

================================================================================

                                 FORM 20-F/A-1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                           For the fiscal year ended:
                                December 31, 2001

                                   ----------

                         Commission File number 1-14212

                       ASHANTI GOLDFIELDS COMPANY LIMITED
             (Exact name of Registrant as specified in its charter)

                                      N/A
                (Translation of Registrant's name into English)

                               Republic of Ghana
                (Jurisdiction of incorporation or organization)

   Gold House, Patrice Lumumba Road, Roman Ridge, P.O. Box 2665, Accra, Ghana
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of each exchange
      Title of each class                               on which registered
      -------------------                                -------------------
  Global Depositary Receipts                          New York Stock Exchange
Ordinary Shares, no par value                         New York Stock Exchange
                                                    (for listing purposes only)

                             -------------------

         Securities registered or to be registered pursuant to Section 12(g) of the Act: None

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                113,273,627 Ordinary Shares of no par value and
                       1 Preference Share of no par value

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 days: Yes [X]   No [ ]

         Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17 [ ]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS


                                                                               Page
        Introduction    . . . . . . . . . . . . . . . . . . . . . . . . . . .   ii
                Forward-Looking Statements. . . . . . . . . . . . . . . . . .   ii
                Unenforceability of Judgments . . . . . . . . . . . . . . . .  iii

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors. . . . . . . .    1
Item 2.  Offer Statistics and Expected Timetable. . . . . . . . . . . . . . .    1
Item 3.  Key Information. . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Item 4.  Information on the Company . . . . . . . . . . . . . . . . . . . . .    9
         A. History and Development of the Company  . . . . . . . . . . . . .    9
         B. Business Overview . . . . . . . . . . . . . . . . . . . . . . . .   12
                 General. . . . . . . . . . . . . . . . . . . . . . . . . . .   12
                 Gold Producing Operations. . . . . . . . . . . . . . . . . .   12
                 Reserves . . . . . . . . . . . . . . . . . . . . . . . . . .   16
                 Mining Operations. . . . . . . . . . . . . . . . . . . . . .   18
                      Obuasi - Ghana. . . . . . . . . . . . . . . . . . . . .   18
                      Bibiani - Ghana . . . . . . . . . . . . . . . . . . . .   23
                      Iduapriem and Teberebie - Ghana . . . . . . . . . . . .   25
                      Ayanfuri - Ghana. . . . . . . . . . . . . . . . . . . .   27
                      Siguiri - Guinea. . . . . . . . . . . . . . . . . . . .   27
                      Geita - Tanzania. . . . . . . . . . . . . . . . . . . .   30
                      Freda-Rebecca - Zimbabwe. . . . . . . . . . . . . . . .   33
                 Exploration. . . . . . . . . . . . . . . . . . . . . . . . .   35
                 Mine Development . . . . . . . . . . . . . . . . . . . . . .   37
                 The Gold Market. . . . . . . . . . . . . . . . . . . . . . .   38
                 Ghana. . . . . . . . . . . . . . . . . . . . . . . . . . . .   38
                 Regulations and Leases . . . . . . . . . . . . . . . . . . .   41
                 Environmental Matters. . . . . . . . . . . . . . . . . . . .   47
                 Glossary of Terms. . . . . . . . . . . . . . . . . . . . . .   49
         C. Organizational Structure. . . . . . . . . . . . . . . . . . . . .   53
         D. Property, Plant and Equipment. . . . . .. . . . . . . . . . . . .   53
Item 5.  Operating and Financial Review and Prospects . . . . . . . . . . . .   53
Item 6.  Directors, Senior Management and Employees . . . . . . . . . . . . .   73
Item 7.  Major Shareholders and Related Party Transactions. . . . . . . . . .   85
Item 8.  Financial Information. . . . . . . . . . . . . . . . . . . . . . . .   87
Item 9.  The Offer and Listing. . . . . . . . . . . . . . . . . . . . . . . .   88
Item 10. Additional Information . . . . . . . . . . . . . . . . . . . . . . .   90
Item 11. Quantitative and Qualitative Disclosures About Market Risk . . . . .  107
Item 12. Description of Securities Other than Equity Securities . . . . . . .  116

                                   PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies. . . . . . . . . . .  117
Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 15. Reserved . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 16. Reserved . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117

                                   PART III

Item 17. Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 18. Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 19. Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117


                                  INTRODUCTION

         The financial data included herein have, unless indicated, been derived from, and should be read in conjunction with, the consolidated financial statements of Ashanti Goldfields Company Limited. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). See Note 31 of the notes to the consolidated financial statements for a discussion of the principal differences between UK GAAP and US GAAP. Unless otherwise stated or the context otherwise requires, all references herein to "US$" or "dollars" are to United States dollars, all references herein to "c" or "cedis" are to Ghana cedis, the lawful currency of Ghana, all references to "pounds", 'L' or "pence" are to the lawful currency of the United Kingdom;
all references to "Z$" are to the lawful currency of Zimbabwe, and all references to "C$" are to the lawful currency of Canada.

         All references herein to "Ashanti", the "Company", the "Group" or the "Ashanti Group" are to Ashanti Goldfields Company Limited and, as the context requires, its consolidated subsidiaries and interests in joint ventures.

         The Company earns all of its revenues in US dollars and the majority of the Company's transactions are in US dollars or based on US dollars. As a result, the Company publishes its financial statements in US dollars.

         All references herein to "tonnes" are to metric tonnes.

Forward-Looking Statements

         This annual report contains a number of statements relating to plans, forecasts, and future results of Ashanti that are considered "forward looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 including but not limited to the Rights Issue (see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), the restructuring of Ashanti's hedge book, extensions of margin-free trading arrangements, future working capital, future production levels and operating costs and plans for diversification. Ashanti may also make written or oral forward looking statements in its presentations in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about Ashanti's beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

         Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that the restructuring of Ashanti's hedge book may not be able to proceed as hoped and Ashanti may not be able to achieve the levels of production and operating costs it has projected.

         Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividends, litigation and Rights Issue risk. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

         Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

         Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, amongst other things, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

         Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

Unenforceability of Judgments

         The Company is incorporated in the Republic of Ghana with limited liability. With the exception of two non-executive directors, all of the directors and officers of the Company reside outside the United States. All or a substantial portion of the assets of these persons and of the assets of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in US courts judgments obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. The principal statute governing proceedings before the Ghanaian courts is the Courts Act, 1993 (the "Courts Act"), which includes provisions relating to the enforcement of foreign judgments in Ghana. Under the Courts Act, it is possible to enforce a judgment obtained outside Ghana if, among other things, the courts of the country in which the judgment was given have been specifically recognized for the purposes of the Courts Act.

         The High Court of England is specifically recognized for the purposes of the Act and the judgment of that court can be registered in Ghana. The courts of the United States are not recognized for the purposes of the Courts Act. Even if the relevant conditions to registration are satisfied, the High Court retains discretion not to register judgment. In addition, any sum payable in a currency other than the cedi under a judgment given outside Ghana will only be registered in Ghana as if it were a judgment for a cedi amount. The Company has been advised by Tetteh & Co., its Ghanaian counsel, that Ghanaian law provides that the rate of exchange used in calculating the corresponding cedi amount will be the rate prevailing at the date of the original judgment but that it is currently the practice of Ghanaian courts to use the rate prevailing at the date of final payment of the original judgment. Apart from the legislative provisions, at common law a judgment obtained outside Ghana may be enforced by bringing an action in Ghana based on that judgment. In that case, the right to bring the action would not depend on whether or not the foreign court in which the judgment was given has been specifically recognized under the Courts Act. The Company has been advised by Tetteh & Co. that the Ghanaian courts would not directly enforce any judgment obtained before a court in the United States. A separate action must be brought before the Ghanaian courts in order to give effect to a United States judgment.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2. Offer Statistics and Expected Timetable

         Not applicable.

Item 3. Key Information

A. Selected Financial Data

         The selected consolidated financial data presented below should be read in conjunction with the audited consolidated financial statements of Ashanti Goldfields Company Limited and the notes to those statements and "Operating and Financial Review and Prospects "included elsewhere in this filing.

         The selected consolidated financial data presented below at December 31, 2001 and 2000 and for each of the periods in the three-year period ended December 31, 2001, have been derived from the audited consolidated financial statements of the Company and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from the audited consolidated financial statements of the Company and the notes thereto that are not included in this annual report. Ashanti Goldfields Company Limited prepares its consolidated financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP.


                                                      12 Months     12 Months      12 Months     12 Months       12 Months
                                                    to Dec. 31,   to Dec. 31,    to Dec. 31,    to Dec. 31,    to Dec. 31,
                                                           2001          2000          1999           1998           1997
---------------------------------------------------------------------------------------------------------------------------
                                                                           (in US$ millions except
                                                                      dividend and per share numbers)
PROFIT AND LOSS ACCOUNT DATA(1)
Amounts in accordance with UK GAAP:
  Revenue                                                477.7         582.2          582.1          600.3          531.3
  Operating profit/(loss)                                 96.8        (126.1)          17.2           90.3           78.9
  Profit/(loss) attributable to shareholders              62.7        (141.1)        (183.9)          40.7           53.7
  Earnings/(loss) per share(2)                            0.56         (1.25)         (1.64)          0.37           0.50
  Diluted earnings/(loss) per share                       0.55         (1.79)         (1.76)          0.37           0.50
  Dividends per share - (US$)(3)                            --            --             --           0.10          0.325
                      - (cedi)(3)                           --            --             --            233            730
Amounts in accordance with US GAAP:
  Revenue                                                474.5         582.2          582.1          600.3          531.3
  Operating profit/(loss)                                 61.4        (407.9)        (254.4)         (74.2)          58.5
  Net profit/(loss) before extraordinary
   items and cumulative effect of an
   accounting change                                      33.1        (349.1)        (336.2)           7.3           45.3
  Net profit/(loss) before extraordinary items            65.4        (349.1)        (336.2)           7.3           45.3
  Net profit/(loss)                                       65.4        (349.1)        (335.4)          12.1           48.2
Earnings per share (US$):
  Basic:
  Earnings/(loss) per share before extraordinary
   items and cumulative of an accounting change           0.30         (3.11)         (3.02)          0.07           0.42
  Cumulative effect of an accounting change               0.28            --             --             --             --
  Extraordinary items                                       --            --            0.01          0.04           0.02
  Earnings/(loss) per share                               0.58         (3.11)         (3.01)          0.11           0.44
---------------------------------------------------------------------------------------------------------------------------

                                                      12 Months     12 Months      12 Months     12 Months       12 Months
                                                    to Dec. 31,   to Dec. 31,    to Dec. 31,    to Dec. 31,    to Dec. 31,
                                                           2001          2000          1999           1998           1997
---------------------------------------------------------------------------------------------------------------------------
                                                                           (in US$ millions except
                                                                      dividend and per share numbers)
Diluted:
Earnings/(loss) per share before
  extraordinary items and cumulative
  effect of an accounting change                         0.29         (3.11)        (3.02)          0.07           0.42
Cumulative effect of an accounting change                0.28            --            --             --             --
Extraordinary items                                        --            --          0.01           0.04           0.02
Earnings/(loss) per share                                0.57         (3.11)        (3.01)          0.11           0.44
---------------------------------------------------------------------------------------------------------------------------


                                                      12 Months     12 Months      12 Months     12 Months       12 Months
                                                    to Dec. 31,   to Dec. 31,    to Dec. 31,    to Dec. 31,    to Dec. 31,
                                                           2001          2000          1999           1998           1997
---------------------------------------------------------------------------------------------------------------------------
                                                                           (in US$ millions except
                                                                      dividend and per share numbers)
BALANCE SHEET DATA(1)
Amounts in accordance with UK GAAP:
  Total assets                                          890.8         936.2       1,337.4        1,489.3        1,359.3
  Long-term borrowings                                  300.6         358.5         423.2          414.3          491.5
  Net assets                                            340.3         278.8         392.3          553.2          521.1
  Equity shareholders' funds                            338.3         274.7         391.2          549.4          520.2
  Stated capital                                        545.2         544.3         544.3          518.6          515.6
  Number of ordinary shares as adjusted
   to reflect changes in capital
  (million shares)                                      112.1         112.4         111.4          108.7          108.4
Amounts in accordance with US GAAP:
  Total assets                                          887.3         878.0       1,560.3        1,876.9        1,821.7
  Long-term borrowings                                  300.6         358.5         445.2          431.3          487.3
  Net assets                                            310.5         182.4         528.4          845.9          839.8
  Shareholders' equity                                  308.5         178.3         527.3          842.1          838.9

---------------------------------------------------------------------------------------------------------------------------


NOTES:

(1) The consolidated financial statements of the Company are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Details of the principal differences between UK GAAP and US GAAP relevant to the Company are set out in Note 31 to the consolidated financial statements.

(2) Based on profit after tax and minority interests and weighted average number of shares outstanding of 112.1 million shares for the 12 months to December 31, 2001, 112.4 million for the 12 months to December 31, 2000,
     111.4 million for the 12 months to December 31, 1999, 108.7 million for the 12 months to December 31, 1998 and 108.4 million for the 12 months to December 31, 1997.

(3) No interim dividend was paid in respect of the year ended December 31, 2001, 2000, 1999 and 1998 (1997: US$0.125). No final dividend is proposed for 2001 (2000: Nil, 1999: Nil, 1998: US$0.10, 1997: US$0.20). The local currency equivalents have been converted at the prevailing cedi exchange rates.

B. Capitalization and Indebtedness

   Not applicable.

C. Reasons for the Offer and Use of Proceeds

   Not applicable.

D. Risk Factors

     Leverage

         Following the Cash Redemption Alternative, Ashanti remains relatively highly leveraged. The US$218.6 million Existing Notes and the balance of US$48 million of the Existing RCF have been replaced by the Enlarged RCF and US$75 million issue of Mandatorily Exchangeable Notes ("MENs"). For a description of the Cash Redemption Alternative (see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources"). The MENs which have been issued will be treated as debt until exchange into ordinary shares of no par value in Ashanti ("Ordinary Shares" or "Ashanti Shares"). If Ashanti is unable to complete a Rights Issue (see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources") or if shareholders do not vote in favour of the exchange of the MENs into Ordinary Shares, the MENs will remain as debt until redemption. In such circumstances, there is a risk that Ashanti's leverage will remain relatively high resulting in interest accruing on the MENs, limits on availability of other financing, vulnerability to downturns, inability to pursue other business opportunities. In addition, the fixed interest rate Existing Notes have been replaced with variable rate bank debt. The Company is therefore more exposed to an increase in general interest rates.

     Gold Price Volatility

         The Company's profitability, viability, cash flow and ability to pay capital expenditure can be significantly affected by changes in the market price of gold. Historically, gold prices have fluctuated widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, sales and purchases of gold by central banks, and production and cost levels in major gold-producing regions such as South Africa, Australia, the United States and the countries of the former Soviet Union. Moreover, gold prices are also affected by macroeconomic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. Gold market prices are also affected by worldwide production levels which have increased in recent years.

         The price of gold is affected by supply and demand factors. However, these factors may not influence the price of gold as markedly as they do in other commodity markets owing to the non-market related central bank sales. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, central banks, financial institutions, industrial organisations and individuals. The demand for gold stems from jewellery demand and industrial uses.

         Because mine production in any single year constitutes a small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of a number of factors including actions taken by central banks and financial institutions, economic conditions, announcements made by and in respect of certain gold producers, movements in US interest and gold lease rates, speculative activities and market concerns about peace and stability. If gold prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue the commercial production of gold.

         The volatility of gold prices is illustrated in the following table which sets forth the annual high, low and average of the afternoon gold price fixed by the London Gold Market ("London P.M. fix") for the period to June 28, 2002.


                               High          Low       Average
Year                            US$          US$           US$
--------------------------------------------------------------
1985                            341          284           317
1986                            438          326           368
1987                            500          390           446
1988                            484          395           437
1989                            416          356           381
1990                            424          346           383
1991                            403          344           362
1992                            360          330           344
1993                            406          326           360
1994                            396          370           384
1995                            396          327           384
1996                            416          368           388
1997                            368          281           330
1998                            313          273           294
1999                            326          253           279
2000                            313          264           279
2001                            293          256           271
2002 to September 17, 2002      327          278           305
Source of Data: Metal Week

         Although the Company conducts hedging operations to reduce the risk associated with gold price volatility, there is a risk that the Company's hedging strategy will not be successful. See "Hedging Operations" below and Item 11 "Quantitative and Qualitative Disclosures About Market Risk".

     Hedging Operations

         The Company engages in hedging transactions. The Company uses various types of instruments in its hedging activities, which include forward sales, options, and lease rate swaps. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the various instruments used by the Company. To the extent that the Company hedges its gold production, it may not fully participate in increases in the spot price of gold on the portion of its production that is hedged.

         The cash flows from and mark-to-market values of the hedge book can be affected by factors such as gold price volatility, US interest rates, lease rates and market conditions, which are generally outside the control of the Company. The Company's hedging transactions are now entitled to continuing margin free trading arrangements in accordance with New Margin Free Trading Letter with Ashanti's Hedge Counterparties (the "New MFTL") (see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources"). The New MFTL provides that, amongst other things, any existing rights to call for margin will be cancelled and no new hedging agreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

         Under the New MFTL Ashanti has agreed to comply with the revised hedging policy (see Item 11 "Quantitative and Qualitative Disclosures About Market Risk"). There can be no certainty that the affairs of the Ashanti Group can be managed such that there will not be an event in the future which gives rise to termination rights under the New MFTL.

         In addition to the New MFTL Ashanti's relationships with its hedge counterparties (the "Hedge Counterparties") with whom it has outstanding derivatives are governed by 1992 ISDA Master Agreements. These agreements contain, amongst other things, certain events of default and termination events which could lead to early close-outs of hedges and in some cases a cross default under the other facilities of the Company. The events of default and termination events in such agreements include failure to pay, breach of the agreement, misrepresentation, default under Ashanti's loans or other hedging agreements, bankruptcy, merger without assumption and merger where the creditworthiness of the resulting, surviving or transferee entity is materially weaker. The ISDA Master Agreements do not make express provisions for who would determine whether the creditworthiness of the resulting, surviving or transferee entity in a merger was materially weaker or the factors that would be taken into consideration in such a determination. If Ashanti and the relevant hedge counterparty or counterparties were unable to agree in this respect, the issue would be decided by a court or arbitral body applying English law. In the event of such an early termination, the cash flows from the affected hedge instruments would cease and Ashanti and the relevant hedge counterparty would settle all of their obligations at that time. In that event, there could be a lump sum payment either to or by Ashanti. The magnitude and direction of such a payment would depend upon, among other things, the characteristics of the particular hedge instruments that were terminated and the market conditions at the time of termination. If such a payment were sufficiently large, it could materially adversely affect the financial condition of Ashanti. A full discussion of the effect of market conditions on the hedge book is set out in Item 11 "Quantitative and Qualitative Disclosures About Market Risk" - "Hedge Book Sensitivities".

     Reserves Estimates

         The Company has prepared the ore reserve figures presented in this document in accordance with industry practice. However, such figures are estimates and there is a risk that the indicated amount of gold might not be recovered. Reserve estimates may require revisions based on actual production experience and increases in costs. Further, a decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomical to recover and may ultimately result in a restatement of the Company's reserves. In recent years, the Company has restated its reserves as a result of the decrease in the gold price. There is a risk that the Company will have to restate its reserve estimates in the future as a result of further decreases in the gold price or increases in costs. A downward restatement of reserve estimates could have a negative impact on the lives of mines and future production levels which in turn could reduce future income.

     Exploration and Development Risks

         To maintain gold production into the future beyond the life of the current reserves or to increase production materially above projected levels, the Company will be required to discover further reserves. Exploration for gold is speculative in nature, involves many risks and frequently is unsuccessful. Any gold exploration programme entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. There is a risk that the Company's exploration efforts will not result in the discovery of gold mineralisation or that any mineralisation discovered will not result in an increase of the Company's reserves. If reserves are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. There is a risk that the Company will not be able to fund future expenditure through debt or equity issues for major developments to maintain production levels in future years. The Company's current proven and probable contained gold reserves as at December 31, 2001 were approximately 26.1 million ounces prior to making allowance for minority and joint venture interests. There is a risk that the Company's exploration programmes will not result in the replacement of current production with new reserves, or that the Company's development programme will not be able to extend the life of the Company's existing mining operations or result in any new commercial mining operations.

     Mining Risks

         The business of gold mining is subject to certain risks and hazards, including environmental hazards (for example the collapse of a tailings dam) and geological uncertainties (for example, collapse of pit wall as occurred at Obuasi and the slip in the pit wall as occurred at Bibiani), industrial accidents, discharge of toxic chemicals, fire, and extreme weather conditions. At Obuasi, the Company is heavily reliant on the availability of the KMS shaft and to a relatively lesser extent KRS and GCS shafts. Any serious damage to these shafts or any major mechanical failure would have a significant impact on revenues and also capital expenditures for any repair work. The occurrence of any of these hazards can delay production, increase production costs and result in liability for the Company. The Company insures against certain risks of mining and processing. The Company's ability to continue to obtain insurance on competitive terms is largely dependant on the state of the insurance market. The Company's insurance has monetary limits on both the amounts of such claims and deductibles. The Company may not be able to maintain these limits, may have to agree to higher deductibles and may not be able to cover certain types of risk. Additionally, given the nature of the company some of the risks may be insured in the African insurance market. The Company does not, however, currently insure against environmental liabilities and is not able to obtain insurance for certain movements of bullion. The Company may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. The Company is using mining contractors at a number of its mines to mine the ore. The Company does not own all the mining equipment at these sites. The Company may face disruption in the event of any of the mining contractors having financial difficulties or should the Company seek either to renegotiate the mining contract or to replace the existing contractor.

     Yearly Output

         The actual amount of the Company's gold production in any year will be affected by a number of factors, including the ability of the Company's mining operations and infrastructure to produce the required tonnages of ore, acquisition by the Company of gold mining properties, the grade of ore available to be mined and the Company's ability to control the grade of such ore, the amenability of the ore being mined to the Company's processing methods, the absence of disturbances affecting mining and processing such as industrial strikes, fire, drought, floods and disturbances in fuel and power supply, delays in procurement and equipment failure. In the past, the Company's annual gold production has been affected by these and other factors and, as a result, there is a risk that the Company will not be able to produce at its budgeted levels in any financial year. In particular, a shortage of rainfall may impact on power supplies and therefore on production. The Company will also always lose some gold through the activities of indigenous miners and theft by employees, although measures are implemented by the Company to restrict these losses and to make sure that their activities do not adversely affect production. Production could be severely disrupted by the breakdown of, or where unscheduled maintenance is required on, certain items of mining or processing equipment.

     Power Supply

         Substantial portions of the Company's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority ("VRA"), an entity controlled by the Government of Ghana (the "Government"), although the Company also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of extended drought the operations of the Akosombo Dam and electricity supplies may be curtailed as experienced by the Company in 1998. In addition, electricity supplied to the Company has been subject to voltage fluctuations, which can damage equipment used by Ashanti in its operations. Other than short-term stand-by generators, the Company has no means of obtaining alternative power in the event of a supply shortage from the VRA. Mining operations in Guinea and Tanzania are dependent on power supplied by outside contractors and for supplies of fuel and other bulk consumables such as cement and cyanide being delivered by road. Disruptions to power supply and production loss have occurred as a result of equipment failure. Supplies may be curtailed in the event of floods or other adverse conditions and there is a risk that this will affect production.

     Ghanaian Political Risks

         The Company is a Ghanaian company whose principal operations and headquarters are in Ghana and a substantial portion of the Company's gold production is mined in Ghana. Although political conditions in Ghana have been stable in comparison with those in many other African states, it has a history of political instability and both the economy and the political system, and hence future government policy, may be considered relatively uncertain. Presidential and parliamentary elections were conducted under the present constitution in 1992, 1996 and 2000. The possibility that a Ghanaian government may adopt substantially different policies in the future, which might extend to the renationalisation of privatised assets and the modification of the regulatory or fiscal regime governing mining companies in Ghana, cannot be ruled out. The policies of the Government will from time to time be influenced by economic and political considerations so there is a risk that the current policies of the present Government of Ghana will not be continued in their present manner. See Item 4B "Information on the Company - Business Overview - Ghana".

     Environmental Regulation

         The countries in which Ashanti operates do not currently have fully developed systems of environmental regulation. The Company anticipates that these countries may adopt more stringent regulations in the future which could adversely affect operational flexibility and costs. Additionally there could be a requirement for the Company to provide for reclamation in the form a cash deposit or financial guarantee. In particular, new environmental rules could restrict the Company from mining certain areas, particularly mining in designated forest areas.

     Labour Relations

         The Company relies to a large degree on a unionised work force. Management views its relations with its employees and their labour unions as generally good. However, in 1999 it experienced strikes at its Obuasi mine, and in 2000 at its Freda-Rebecca mine, and there is a risk that strikes or other types of conflict with unions or employees that may have a material adverse effect on the Company may occur in the future.

     General Political Risks

         Outside Ghana, the Company is actively engaged in exploration projects throughout Africa and in mining projects in Zimbabwe, Tanzania and Guinea. Political instability and economic uncertainty characterise many of these countries. In these countries, government policy may be unpredictable, and the institutions of government may be unstable and may be subject to rapid and not necessarily peaceful change. The Company's activities in these countries might also be adversely affected by any sanctions against the country, new rules against foreign investors and worker unrest as a result of any such political change. At the moment Zimbabwe is going through substantial political upheaval.

         Any existing or new mining project carried on by the Company outside Ghana will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral resources and taxation, exchange controls, employee relations, health and safety, environment and other matters. Any investment by the Company outside Ghana will require approval under Ghanaian exchange control regulations. See
Item 10D "Additional Information - Exchange Controls". There is a risk that any necessary permits, authorisations and agreements to implement planned projects, to remit monies and to maintain foreign currency in offshore accounts will not be obtained under conditions or within time frames that make such plans economic, or that applicable laws or the governing political authorities will change and that any such change could have a material adverse effect on the Company.

     Control by Principal Shareholders

         Following the exercise of the Warrants on June 28, 2002 (see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), approximately 28.4% of the issued share capital is held by Lonmin Plc ("Lonmin"), and approximately 17.4% is held by the Government of Ghana. The Government of Ghana also holds the Golden Share (see Item 10 "Additional Information - B. Regulation of the Company"), which provides the Government of

Ghana with a right of veto in respect of certain specified changes regarding the Company. If Lonmin and the Government of Ghana vote in the same manner on any matter requiring approval of a simple majority of the outstanding Ordinary Shares, they will materially influence whether such matter will be approved or defeated, as the case may be. In addition, Lonmin and the Government of Ghana may be able to preclude any take-over or proxy contest.

         The Government of Ghana has through the Mining Law (see Item 4B Information on the Company "Business Overview - Regulations and Leases - Ghana - Minerals and Mining Law") the power to object to a person becoming or remaining a "shareholder controller", "majority shareholder controller" or an "indirect shareholder controller" of the Company if they consider that the public interest would be prejudiced. Relations with the Government were strained during the period of Ashanti's hedge crisis in late 1999 and early 2000. The Government of Ghana has had substantial influence over and continues to take a keen interest in the Company; the interests that the Government of Ghana may seek to protect may at certain times differ from those of certain shareholders.

         Under the agreements entered into as part of the Cash Redemption Alternative, namely the Lonmin MENs Subscription Agreement, the Government MENs Subscription Agreement and the Put Option (together see Item 10 "Additional Information - C. Material Contracts" and Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources"), there is a possibility that Lonmin's shareholding could rise to a maximum of approximately 45.4%. Ashanti has also entered into certain undertakings as described in the Lonmin MENs Subscription Agreement, see Item 10 "Additional Information - C. Material Contracts"). These include restrictions without Lonmin's prior consent on certain share issues and restrictions on effecting the Rights Issue at below US$5.40 per Share if that would be a discount of more than 5% to the current market value of an Ordinary Share.

     Ghana Company Law

         Ashanti is a Ghanaian company and thus regulated by Ghana law and subject to the jurisdiction of the Courts of Ghana. Although this law is based substantially on English company law, the decisions of the English Courts may not be followed in reaching the judgement of an issue in Ghana. In early 2000, a legal action was commenced against the Company with a view to a general meeting being convened at short notice so as to replace the then board of directors; an injunction was also sought to prevent the Company from, among other things, entering into the US$100 million financing. The orders made by the Ghanaian High Court for the convening of an extraordinary general meeting of the Company and the injunction prohibiting the Company from entering into the US$100 million financing were by the consent of the Plaintiffs and the Company withdrawn, rescinded and revoked by the Court rendering the orders void. Although the orders were vacated in this instance, there is no guarantee that a similar action will not be brought in the future and the Company might not be successful in defending it.

     Dividend Risk

         The Company did not pay dividends with respect to the financial years 1999, 2000 or 2001. As stated in the audited accounts of the legal entity Ashanti Goldfields Company Limited ("AGC") for the year ended December 31, 2001, AGC currently has a substantial deficit on distributable reserves. In light of this deficit, its current financial position and restrictions in its debt instruments, the Company does not anticipate paying dividends for the foreseeable future.

     Litigation Risk

         The Company is subject to litigation, including a consolidated class action pending in the US alleging misstatements and non-disclosures concerning the Company's hedging program and seeking unspecified damages. Although the Company believes that these matters will not adversely affect its business or financial condition, there is a risk that they could have such an effect.

     Risks related to the Rights Issue

         As at June 28, 2002, all elements of the Cash Redemption Alternative have become unconditional. However, Ashanti has undertaken to complete the Rights Issue within 18 months of

June 28, 2002. A decision is yet to be taken on whether the Rights Issue will be underwritten and the Rights Issue will require the filing and clearing of prospectus documentation in a number of jurisdictions, including the United Kingdom and Ghana and a registration statement with the Securities Exchange Commission ("SEC"). At this time, there is no certainty that this will occur and accordingly there is a risk that the Rights Issue may not proceed. If the Rights Issue does not proceed, Ashanti intends to seek the approval of its holders of Ashanti Shares and holders of depositary interests representing Ashanti Shares (together the "Securityholders") to enable the MENs to be exchanged in accordance with their respective terms.

Item 4. Information on the Company

A. History and Development of the Company

         The legal name of the Company which is the subject of this 20-F is Ashanti Goldfields Company Limited ("Ashanti").

         Ashanti was incorporated in Ghana, West Africa on August 19, 1974.

         Ashanti was incorporated and continues to subsist under the Ghana Companies Code 1963 (Act 179). The Company's registered office is Gold House, Patrice Lumumba Road, P.O. Box 2665 Accra, Ghana and its telephone number is 233 21 772190.

         In 1897, an English company named Ashanti Goldfields Corporation Limited ("AGCL") was founded and began to develop a mining concession in the area of the Company's current operations at Obuasi. Several years later, underground mining began at the site and has continued to the present. In 1969, AGCL became a wholly owned subsidiary of Lonrho Plc now called Lonmin, a UK listed company which had interests in mining, hotels and general trade in Africa. Following the Lonmin acquisition in 1969, the Government of Ghana acquired 20% of AGCL from Lonmin in exchange for the Government of Ghana's agreement to extend the term of the Company's mining lease over the concession area.

         By legislation in 1972, the Government of Ghana increased its interest in the business of AGCL by forming the Company as a Ghanaian company to take over the assets, business and functions in Ghana formerly carried out by AGCL. By virtue of that legislation, the Government of Ghana obtained a shareholding of 55% in the Company with Lonmin holding the remaining 45%.

         In 1994, as part of its divestiture policy, the Government of Ghana sold part of its holding of Ashanti Shares in a global offering. In connection with that offering, the Company was reorganized as a Ghanaian public limited company. The reorganization included the issuance of the Golden Share to the Government of Ghana to enable it to safeguard the national interest. In 1998, Lonmin divested its non-mining businesses to a separately listed company, Lonrho Africa plc. The mining businesses and investments remained within Lonmin. These businesses principally consist of platinum mining and refinery operations in South Africa, and Ashanti Shares. As at December 31, 2001, the Government of Ghana owned approximately 20% and Lonmin owned approximately 32% of the outstanding Ashanti Shares. See Item 3D "Key Information - Risk Factors - Control by Principal Shareholders".

         In 1996, the Company expanded its operations through the acquisition of Cluff Resources plc ("Cluff"), International Gold Resources ("IGR"), Ghana Libya Arab Mining Company Limited ("GLAMCO") and Golden Shamrock Mines Limited ("GSM") as a result of which it acquired the Ayanfuri, Bibiani, Iduapriem, Siguiri, and Freda-Rebecca mines and part of its interest in the Geita concession.

         In 1998, Ashanti acquired SAMAX Gold Inc. ("SAMAX") for a total consideration of US$140.1 million. The principal asset of SAMAX was the other part of the interest in the Geita concession in Tanzania adjacent to Ashanti's existing licence area and a 50% interest in the Golden Pride mine which was subsequently sold in 1999 for US$2.0 million. The sales agreement also provides for consideration amounting to US$12 million that is contingent on the upward increase of the price of gold.

         In September and October of 1999, as a result of the short-term rise in the price of gold the Company was faced with potential margin calls from its Hedge Counterparties, which the Company could not meet, which caused a short term liquidity crisis. In October 1999, the Company entered into a temporary standstill arrangement with its banks and its Hedge Counterparties. Agreement was reached with the Hedge Counterparties in the Warrant Commitment Letter (see
Item 10, Additional Information - C. Material Contracts) exempting the Company from the requirements to post margin on any of its contracts up to December 2002, subject to the Company satisfying certain conditions and complying with certain covenants. The Warrant Commitment Letter also provided that for the calendar year 2003, Ashanti's margin limits were to be twice the levels as at October 30, 1999 and for calendar year 2004, Ashanti's margin limits were to be one and a half times the levels as at October 30, 1999. In exchange, the Company agreed to an issue of warrants by a wholly-owned subsidiary to subscribe for mandatorily exchangeable securities, exchangeable on exercise into approximately 15% of the Company's share capital (assuming full exercise of the warrants) at US$4.75 per Ashanti share. The subscription price was subsequently revised to US$3 per Ashanti share. However, the Company continued to experience a liquidity crisis due to the fact that it had not been able to secure the additional financing it needed to develop Geita, nor to close out hedge contracts.

         The Board of Ashanti reviewed several potential long-term solutions to the crisis and, following discussions with the Government of Ghana and Ashanti's bank group (consisting of lending banks and Hedge Counterparties) the solution which the Company believed would be acceptable to its shareholders was to secure a new US$100 million debt facility to enable the completion of the Geita mine and to secure the sale of a 50% joint venture interest in Geita in order to reduce debt levels.

         In February 2000, the Company entered into agreements to assist it in overcoming its financial difficulties. These agreements provided a short-term debt facility of US$100 million to complete the Geita project and for general working capital purposes, the renewal of the US$270 million revolving credit facility (the "Existing RCF"), which was most recently amended and restated in December 2001 and has been replaced by the current Revolving Credit Facility (the "Enlarged RCF" as defined below), and an agreement with its Hedge Counterparties to retain the benefits of hedge protection, without any margin limits for the period to December 31, 2002.

         In June 2000, the Company acquired the Teberebie gold mine which is located adjacent to Ashanti's Iduapriem gold mine from Pioneer Gold Inc. for a total acquisition cost of US$14.9 million.

         On June 26, 2000, the Company announced the signing of an agreement for the sale to AngloGold Limited ("AngloGold") of a 50% joint venture interest in the Geita project (the "Geita Joint Venture"). The proceeds from the sale were US$207.8 million. In addition, the provision of project finance from a syndicate of banks of US$135 million was arranged by the joint venture parties, which was used to repay other loans. The transaction was completed on December 15, 2000. The proceeds after meeting the costs of the transaction were applied to reduce the debt of the Company.

         On January 25, 2002, the Company announced that it had agreed terms in principle with an Ad Hoc Committee ("Ad Hoc Committee") of the holders of 5 1/2% Exchangeable Guaranteed Notes due March 15, 2003 ("Existing Notes") representing approximately 62% of the outstanding principal of US$218.6 million to a proposed restructuring of the Existing Notes (the "Proposed Restructuring").

         On March 18, 2002 the Company announced that it had reached agreement by entering into the Interim Margin Free Agreements with its Hedge Counterparties to continue margin free trading arrangements beyond December 2002, subject to certain conditions being satisfied. See Item 10 "Additional Information - C. Material Contracts".

         On May 14, 2002 the Company entered into a new US$100 million 5 year Revolving Credit Facility (the "New RCF").

         On June 28, 2002 the Company announced that it had implemented the Cash Redemption Alternative and had withdrawn the Proposed Restructuring and terminated the New RCF. As part of the Cash Redemption Alternative, the Company entered into a US$200 million 5 year Revolving Credit Facility (the "Enlarged RCF"), a Warrant Exercise Agreement and subscription agreements in respect of US$75 million MENs; details of the Cash Redemption Alternative are set out under
Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

         On August 15, 2002, Ashanti entered into the New MFTL with each of the Hedge Counterparties which provides, amongst other things, that any right a Hedge Counterparty had under any of its existing hedging agreements to call for margin or otherwise require the provision of any security or collateral are cancelled.

         The following table sets forth the Company's expenditures (including capitalized exploration) on its properties for the last three years.

                                             2001       2000        1999
                                             US$m       US$m        US$m
-------------------------------------------------------------------------
Obuasi(1)                                    30.1       32.6        59.2
Bibiani                                       1.0        2.8         6.9
Siguiri(2)                                    7.0       11.6        21.2
Freda-Rebecca                                 6.8        4.8        10.2
Geita mine construction(3)                     -        85.7        82.5
Iduapriem                                     3.6        2.6         2.1
Others                                        1.1        5.5         6.9
-------------------------------------------------------------------------
                                             49.6       145.6       189.0
-------------------------------------------------------------------------

1. Capital expenditure at Obuasi related principally to the mechanisation of transportation, hoisting processes and development expenditure for the underground operations in order to increase ore production as the high cost surface operations were phased out.

2. Siguiri expenditure in 1999 included US$9.8 million on the completion of the expansion and US$6.6 million on heap leach development.

3. Expenditure at Geita reflects the construction of the mine which was completed in June 2000. Following the disposal of 50% of Geita, it is no longer a subsidiary of Ashanti.

         In 2002 the capital expenditure of the Company is projected to be higher than 2001 due to the CIL plant at Iduapriem/Teberebie being upgraded at a cost of some US$13 million. These expenditures will be funded principally from internal resources.

B. Business Overview

     General

         The Company is engaged primarily in the mining and processing of gold ores and the exploration and development of gold properties in Africa. In 2001, the Company produced a total of 1,656,784 ounces of gold and as at December 31, 2001, the Company had proven and probable contained gold reserves of 26.1 million ounces (2000: 25.3 million ounces) before making any allowance for minority and joint venture interests.

         Ashanti occupies a position of strategic significance within the Ghanaian economy. The Company is a major contributor of foreign exchange earnings to Ghana. In addition, Ashanti is one of the largest companies listed on the Ghana Stock Exchange ("GSE") and is a major employer, particularly in the Ashanti region.

         Ashanti's operations are all in Africa and it has major gold mines in Ghana, Guinea, Tanzania and Zimbabwe.

     Gold Producing Operations

         The Company produced a total of 1,656,784 ounces of gold in the 12 month period ended December 31, 2001, from its gold mining operations at Obuasi, Bibiani, Iduapriem and Ayanfuri in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe, compared to 1,737,264 ounces in 2000. The reduced production in 2001 was due mainly to the closure of surface mining operations at Obuasi, cessation of mining during 2001 at Ayanfuri, and reduced production at Siguiri and Bibiani.

         The Company's oldest and largest mine is located at Obuasi in the Ashanti region of Ghana. Ashanti has a 100% interest in Obuasi. Gold mining has been conducted at this site for over 100 years and over that period records show that Obuasi has produced approximately 27 million ounces of gold. Obuasi produced 528,451 ounces of gold, principally from underground ore, in the 12 month period ended December 31, 2001, compared to 640,988 ounces from both underground and surface ores for the previous 12 month period ended December 31, 2000. The proven and probable contained gold reserves at Obuasi were approximately 12.4 million ounces of gold at December 31, 2001, compared to 11.1 million ounces at December 31, 2000. In 2000, surface mining ceased on the Obuasi concession and milling operations at the Pompora and Oxide Treatment Plants were suspended. Gold production is now focused on underground mining and tailings reclamation operations.

         The Bibiani mine, in which Ashanti has a 100% interest, located in the Western Region of Ghana, re-commenced operations in the first quarter of 1998. Gold production for the 12 month period ended December 31, 2001 was 253,052 ounces compared to 273,711 ounces for the 12 month period ended December 31, 2000. Since the re-commencement of operations in early 1998, Bibiani has produced a total of 940,000 ounces of gold. The proven and probable contained gold reserves at Bibiani at 31 December 2001, totalled approximately 900,000 ounces.

         Ashanti has an 80% interest in the Iduapriem gold mine, owned by Ghanaian-Australian Goldfields Limited ("GAG"), in the Western Region of Ghana. In June 2000, Ashanti acquired a 90% interest in the Teberebie gold mine, which is adjacent to Iduapriem. Since the acquisition of Teberebie, the Teberebie ores have been processed at Iduapriem's Carbon-in-Leach ("CIL") plant. The Teberebie acquisition has extended the life of the Iduapriem CIL plant by approximately eight years from 2001 at current production levels. In the 12 month period ended December 31, 2001, Iduapriem/Teberebie produced 205,130 ounces of gold compared with 193,868 ounces of gold for the 12 month period ended December 31, 2000. As at the end of 2001, the Iduapriem/Teberebie mine had produced a total of 1.39 million ounces of gold since start up in 1992. The proven and probable contained gold reserves at Iduapriem and Teberebie as at December 31, 2001, totalled approximately 2.1 million ounces of gold.

         The Ayanfuri mine, in which Ashanti has a 100% interest, located in central Ghana, commenced operations in 1994 and since that time has produced a total of 320,000 ounces of gold. Ayanfuri had exhausted substantially all of its gold reserves at December 31, 2000 and production continued on a reduced scale for the first half of 2001 as some small deposits were extracted and old pits cleared up. In 2001, Ayanfuri produced 11,517 ounces of gold. Mining operations ceased at the end of the second quarter of 2001 and implementation of a mine closure plan is currently underway under Obuasi management.

         The Siguiri mine, located in the north-eastern part of Guinea, commenced operations in the first quarter of 1998 and up until the end of 2001 had produced a total of 1.02 million ounces of gold. Ashanti has an 85% interest in the Siguiri mine. Production for the 12 month period ended December 31, 2001 was 283,199 ounces of gold compared to 303,381 ounces of gold for the 12 month period ended December 31, 2000. The proven and probable contained gold reserves as at Siguiri at December 31, 2001, totalled approximately 2.1 million ounces.

         The Geita Mine in Tanzania was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. On December 15, 2000, Ashanti completed the sale to AngloGold Limited of 50% of its interest in the Geita Mine pursuant to both a sale and purchase agreement and a joint venture agreement signed between the parties. In the year 2001, the Geita

Mine produced a total of 545,562 ounces of gold, bringing the total since the re-commencement of operations in mid-2000 to approximately 720,000 ounces. As at December 31, 2001, the Geita Mine had proven and probable contained gold reserves of approximately 7.7 million ounces.

         The Freda-Rebecca gold mine, in which Ashanti has a 100% interest, began operations in 1988 and since that time has produced in excess of 1.2 million ounces of gold. In 2001, Freda-Rebecca produced 102,654 ounces of gold, compared to 112,164 ounces of gold in the previous 12 month period ended December 31, 2000. As at December 31, 2001, Freda-Rebecca had proven and probable contained gold reserves of approximately 400,000 ounces of gold.

     Gold Production Summary


                                                       Year to December 31,
                                          2001                2000               1999
--------------------------------------------------------------------------------------
Obuasi
Underground Mining
Ore production ('000 tonnes)              2,507              2,348              2,348
Ore grade (g/t)                            7.90               7.87               7.86
Surface Mining
Ore production ('000 tonnes)                 --                891              3,035
Ore grade (g/t)                              --               4.20               3.03
Waste mined ('000 tonnes)                    --              8,907             21,513
Strip ratio(1)                               --               10.0                7.1
--------------------------------------------------------------------------------------
Sulphide Treatment Plant
Ore processed ('000 tonnes)               2,394              2,466              2,322
Head grade (g/t)                           7.53               6.32               4.97
Recovery (%)                               83.5               82.1               76.9
Gold produced (ounces)                  482,982            412,824            285,842
--------------------------------------------------------------------------------------
Pompora Treatment Plant
Ore processed ('000 tonnes)                  --                787              1,611
Head grade (g/t)                             --               8.01               8.31
Recovery (%)                                 --               82.4               83.0
Gold produced (ounces)                    2,470            167,725            357,542
--------------------------------------------------------------------------------------
Oxide Treatment Plant
Ore processed ('000 tonnes)                  --                245              1,343
Head grade (g/t)                             --               2.85               1.77
Recovery (%)                                 --               74.2               73.9
Gold produced (ounces)                       --             16,683             56,344
--------------------------------------------------------------------------------------
Tailings Treatment Plant
Ore processed ('000 tonnes)               1,666              1,831              1,765
Head grade (g/t)                           2.46               2.39               2.31
Recovery (%)                               32.7               31.1               33.1
Gold produced (ounces)                   42,999             43,756             43,301
--------------------------------------------------------------------------------------
Obuasi Total Processed
Ore processed ('000 tonnes)               4,060              5,329              7,043
Head grade (g/t)                           5.45               5.06               4.46
Recovery (%)                               74.3               73.9               73.5
Gold produced (ounces)                  528,451            640,988            743,111
--------------------------------------------------------------------------------------
Distribution of Obuasi
 Production (ounces)
Underground                             485,452            493,926            490,013
Surface                                      --            103,306            209,797
Tailings                                 42,999             43,756             43,301
Total                                   528,451            640,988            743,111
--------------------------------------------------------------------------------------

                                                       Year to December 31,
                                          2001                2000               1999
--------------------------------------------------------------------------------------
Ayanfuri
Mining
Ore production ('000 tonnes)                332                884              1,293
Ore grade (g/t)                            1.50               1.50               1.33
Waste mined ('000 tonnes)                 1,059              2,988              1,606
Strip ratio                                 3.2                3.4                1.2
--------------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                   329              1,121              1,392
Head grade (g/t)                           1.20               1.21               1.16
Recovery (%)                               90.8               83.3               85.3
Gold produced (ounces)                   11,517             36,316             44,424
--------------------------------------------------------------------------------------
Iduapriem
Mining
Ore production ('000 tonnes)              4,852              4,824              5,901
Ore grade (g/t)                            1.58               1.25               1.15
Waste mined ('000 tonnes)                13,839             14,954             13,019
Strip ratio                                 2.9                3.1                2.6
--------------------------------------------------------------------------------------
CIL Plant
Ore processed ('000 tonnes)               2,731              2,691              2,929
Head grade (g/t)                           1.92               1.58               1.46
Recovery (%)                               94.6               93.4               93.7
Gold produced (ounces)                  158,103            128,374            128,865
--------------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                 2,633              2,264              2,817
Head grade (g/t)                           0.91               0.78               0.77
Recovery (%)                               61.7               67.5               53.8
Gold produced (ounces)                   47,027             38,518             34,835
Total Gold Produced (ounces)            205,130            166,892            163,700
--------------------------------------------------------------------------------------
Teberebie
Gold Produced (ounces)                       --             26,976                 --
--------------------------------------------------------------------------------------
Bibiani
Mining
Ore production ('000 tonnes)              2,560              2,368              3,014
Ore grade (g/t)                            3.58               3.38               3.65
Waste mined ('000 tonnes)                13,981             15,223             12,240
Strip ratio                                 5.5                6.4                4.1
--------------------------------------------------------------------------------------
CIL Plant
Ore processed ('000 tonnes)               2,769              2,761              2,481
Head grade (g/t)                           3.46               3.70               3.82
Recovery (%)                               83.7               86.7               85.9
Gold produced (ounces)                  253,052            273,711            261,899
--------------------------------------------------------------------------------------
Siguiri
Mining
Ore production ('000 tonnes)              8,517             10,804              6,832
Ore grade (g/t)                            1.34               1.33               1.86
Waste mined ('000 tonnes)                 5,268              5,333              3,370
Strip ratio                                 0.6                0.5                0.5
--------------------------------------------------------------------------------------

                                                  Year to December 31,
                                            2001           2000            1999
---------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                    9,064          8,878          6,341
Head grade (g/t)                              1.33           1.34           1.73
Recovery (%)                                  73.1           79.3           67.8
Gold produced (ounces)                     283,199        303,381        239,218
---------------------------------------------------------------------------------
Freda-Rebecca
Underground Mining
Ore production ('000 tonnes)                 1,156          1,042          1,030
Ore grade (g/t)                               3.56           3.69           3.78
---------------------------------------------------------------------------------
Surface Mining
Ore processed ('000 tonnes)                     56             --             --
Ore grade (g/t)                               2.10             --             --
---------------------------------------------------------------------------------
Processing
Ore processed ('000 tonnes)                  1,121          1,003          1,141
Head grade (g/t)                              3.30           3.89           3.32
Recovery (%)                                  86.4           89.8           89.6
Gold produced (ounces)                     102,654        112,164        109,184
---------------------------------------------------------------------------------
Geita Joint Venture (JV)
Mining
Ore production ('000 tonnes)                 4,522          1,240             --
Ore grade (g/t)                               3.80           3.00             --
Waste mined ('000 tonnes)                   27,215         11,852             --
Strip ratio                                    6.0            9.6             --
---------------------------------------------------------------------------------
CIL Plant
Ore processed ('000 tonnes)                  4,582          2,075             --
Head grade (g/t)                              3.91           2.94             --
Recovery (%)                                  93.0           92.0             --
Gold produced (ounces)                     545,562        176,836             --
Ashanti's share (ounces)                   272,781        176,836             --
---------------------------------------------------------------------------------
Group Summary (ounces)
Managed gold production                  1,384,003      1,737,264      1,561,536
Geita JV 50% (ounces)                      272,781             --             --
---------------------------------------------------------------------------------
Total gold production                    1,656,784      1,737,264      1,561,536
=================================================================================

NOTES:

1. For the Company's open pit mines each commercially mineable deposit has an overall design strip ratio based on the economically optimised and fully engineered pit layout. This strip ratio changes from period to period depending upon the configuration of the ore body and mining and production considerations. It is usually necessary to mine at varying strip ratios each year in order to excavate the tonnage of ore required to be sent to the processing plant for that period.

     Total Revenues by Country


                                         Year to December 31,
                              2001                2000                1999
                              US$m                US$m                US$m
---------------------------------------------------------------------------------
Ghana                         271.1    49%       320.1    55%       340.4    58%
Isle of Man(1)                 98.6    18%        97.0    17%       143.0    25%
Guinea                         76.6    14%        85.2    15%        67.3    12%
Tanzania                       74.1    13%        48.6     8%          --     --
Zimbabwe                       34.0     6%        31.3     5%        31.4     5%
---------------------------------------------------------------------------------
Total Revenues                554.4   100%       582.2   100%       582.1   100%
==================================================================================

NOTES:

1. Isle of Man revenues relate solely to hedging activities

Operating and Production Information Before Exceptional Items


                                                     Year to December 31,
                                                  2001       2000         1999
---------------------------------------------------------------------------------
Total gold produced (ounces)                   1,656,784   1,737,264   1,561,536
Average realised price per ounce (US$)               335         335         372
Average spot price per ounce (US$)                   275         279         279
Cash operating costs of production
per ounce (US$)(1)                                   190         187         205
Royalties per ounce (US$)                              8           8           8
Corporate administration cost
per ounce (US$)                                       13          15          17
Depreciation, depletion and amortisation
per ounce (US$)                                       55          65          72
Total cost of gold production per
 ounce (US$)                                         266         275         302
---------------------------------------------------------------------------------

1. See the discussion of cash operating costs under Item 5 "Operating and Financial Review and Prospects".

     The Company's mining operations are carried out under mines leases obtained. See "Regulations and Leases".

    Reserves

         The summary of proven and probable contained gold reserves at the Company's major mining properties at the end of each of the last two annual reporting periods are set out in the table below. Individual proven and probable contained gold reserve tables for each mine are set out in Mining Operations.

                                    As at December 31, 2001                               As at December 31, 2000
----------------------------------------------------------------------------------------------------------------------------
                       Estimated                            Total            % |                          Total             %
                         Average                        Contained     of Total |                      Contained      of Total
                   Metallurgical         Ore                 Gold    Contained |       Ore                 Gold     Contained
                        Recovery      Tonnes   Grade       Ounces         Gold |    Tonnes     Grade     Ounces          Gold
Location                per cent.  (millions)    g/t    (millions)      Ounces | (millions)      g/t  (millions)       Ounces
-------------------------------------------------------------------------------------------------------------------------------
Ghana   Obuasi                                                                 |
        Underground          84         42.3     8.0        10.9            42 |    41.8        7.9        10.7           42
        Surface              90          1.3     5.2         0.2             1 |      --         --          --           --
        Tailings             29         20.4     2.1         1.3             5 |     5.3        2.6         0.4            2
----------------------------------------------------------------------------------------------------------------------------
        Sub-total                                                              |
        Obuasi                          64.0     6.0        12.4            47 |    47.1        7.3        11.1           44
----------------------------------------------------------------------------------------------------------------------------
Ghana Iduapriem (80%) /                                                        |
  Teberebie (90%) - Surface  94         38.6     1.7         2.1             8 |    40.0        1.7         2.2           --
Ghana Bibiani - Surface      86         12.3     2.2         0.9             3 |    13.9        2.3         1.0            4
Guinea Siguiri (85%) -                                                         |
  Surface                    80         56.7     1.2         2.1             8 |    60.4        1.2         2.3            9
Zimbabwe Freda-Rebecca -                                                       |
  Underground                90          5.4     2.5         0.4             2 |     5.8        2.4         0.4            2
Tanzania Geita (50%) -                                                         |
  Surface                    90         62.7     3.8         7.7            29 |    63.6        3.8         7.8           31
Burkina Faso Youga (45%) -                                                     |
  Surface                    85          5.0     3.2         0.5             2 |     5.0        3.2         0.5            2
----------------------------------------------------------------------------------------------------------------------------
Total                                  244.6     3.3        26.1           100 |   235.8        3.3        25.3          100
============================================================================================================================

NOTES:

1. The reserves have been estimated in compliance with the United States Securities and Exchange Commission Industry Guide 7 and do not take into account metallurgical losses.

2. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

3. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from calculation of contained gold ounces.

4. The reserves reported represent 100% of the reserves at the respective properties. No allowance has been made for minority or joint venture interests. Ashanti has 100% ownership in all its properties except Iduapriem in which it has an 80% interest, Teberebie in which it has a 90% interest, Siguiri in which it has an 85% interest, Geita in which it has a 50% interest and Youga in which it has a 45% interest.

5. Proven sample interval is a maximum of 30 metres and probable sample interval maximum is 60 metres.

6. Procedure to develop cut off grade: Cut off grades are applied to geological data when assessing mineralised material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut off grades to enable the engineers to clearly understand the characteristics of the mineralisation and to focus on developing exploitation strategies that will optimise the net present value of the deposits. The cut off grade that is chosen for reporting purposes is the lowest grade that can be exploited at break even for the highest envisaged gold price.

7. Costs: The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labour costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within Ashanti or with peer operators nationally or internationally.

8. Currency conversion factors: The bulk of the mining and processing consumables used in Ashanti's operations are imported and are costed in United States dollars based on world market or contracted prices. At Obuasi and some other operations, Ashanti has a policy of fixing its wage packages in US dollars and paying in local currency at the ruling exchange rate. To this effect, Ashanti's operations are costed in US dollars. There are certain areas where imports and costs are in other currencies such as Pounds sterling, Deutschmarks and Australian dollars, etc. which may affect ultimate costs since Ashanti's revenue stream is from gold sold in US$. Trends in variances between these currencies are periodically analysed by management which examines the cost implications and then ensures that supply orders are placed on the cheapest source wherever possible and advantageous. Wherever significant and relevant, local currency conversion factors are applied to cost projections, but in general these are not significant.

9. Metal prices: Future metal prices used for estimating purposes are decided upon by Ashanti which formulates its opinion on the basis of information taken from a spectrum of internationally respected price analysts.

10. At a gold price of US$275 per ounce, it is estimated that the total ore reserve of 26.1 million ounces of gold will decrease by 5%.

11.  Data may not compute exactly due to rounding.

Mining Operations
Obuasi - Ghana

     Introduction

         The Obuasi mine conducts underground and until recently conducted surface mining of gold at Obuasi in Ghana. Obuasi has historically been an underground mine although large scale surface mining was undertaken between 1990 and 2000. The Sulphide Treatment Plant ("STP") and the Oxide Treatment Plant ("OTP") were commissioned during this period to cater for increased tonnage from surface operations. During the period of surface mining, there were four treatment plants to treat oxide ore, sulphide ore, transition ore and tailings. In 2000, when surface operations ceased due to poor economics and a low gold price, the OTP and the Pompora Treatment Plant ("PTP") were closed down and put on care and maintenance. Prior to its closure, PTP processed the bulk of the underground ore. STP is now the sole processing plant for underground ore at Obuasi. Surface deposits within a 50 kilometre radius are currently being evaluated and if found to be economically viable will be considered for mining and processing at the OTP and STP plants.

         The restructuring of the mine during 2000, has resulted in a smaller but more efficient and relatively lower cost operation. Redundancies of some 1,340 workers during that year were necessary due to the closure of the surface mining operations. The underground operation is forecast to continue to produce at a rate of 2.5 million tonnes per annum ("mtpa"). Based on the information currently available, annual gold production from underground is forecast to remain at around 500,000 ounces for in excess of ten years, whilst tailings retreatment is forecast to provide an additional 30,000 ounces per annum over the same period. There can be no assurance that these production levels can be achieved or maintained. Encouraging exploratory drilling results at the lowest levels of the underground workings, (below 50 level), have outlined the extension in depth of high grade mineralised material. The Life of Mine plan, based on current reserves, is expected to sustain production at a rate of 2.5 mtpa to at least 2012 and this could be extended if the mineralised material below 50 level can be exploited economically.

         A total of 4.06 million tonnes were processed in 2001, of which 2.39 million tonnes were from underground sources and 1.67 million tonnes from the reclamation of tailings. The grade for underground material for 2001 at 7.90 g/t was slightly ahead of the 7.87 g/t achieved in 2000. Total gold production for 2001 was 528,451 ounces compared to 640,988 ounces for 2000. Production reduced in 2001 due to the closure of the open pit mining operations during the third quarter of 2000.

         Over the past two years the Obuasi mine has made progress in reducing costs. The improvement in cost was achieved through closure of the high cost surface operations as well as cost control measures and the re-engineering of mining and processing operations, showing a reduction of approximately 14%. The cash operating cost at Obuasi in 2001 was US$192 per ounce as compared to the 2000 cost of US$208 per ounce and the 1999 cost of US$222 per ounce.

     Reserves

         The proven and probable contained gold reserves at Obuasi as at December 31, 2001 and 2000 are set out below:

                                       As at December 31, 2001                As at December 31, 2000
----------------------------------------------------------------------------------------------------------------
                                                            Contained                                  Contained
                   Metallurgical         Ore                     Gold          Ore                          Gold
                        Recovery      Tonnes                   Ounces       Tonnes                        Ounces
                               %   (millions)    Grade g/t  (millions)   (millions)    Grade g/t       (millions)
----------------------------------------------------------------------------------------------------------------
UNDERGROUND
Proven Reserves               84         5.0          7.9        1.3          5.1          7.6              1.4
Probable Reserves             84        37.3          8.0        9.6         36.7          7.9              9.3
----------------------------------------------------------------------------------------------------------------
Total Underground Reserves    84        42.3          8.0       10.9         41.8          7.9             10.7
----------------------------------------------------------------------------------------------------------------
SURFACE
Proven Reserves               90         1.3          5.2        0.2           --           --               --
Probable Reserves             90          --           --         --           --           --               --
----------------------------------------------------------------------------------------------------------------
Total Surface Ore Reserves    90         1.3          5.2        0.2           --           --               --
----------------------------------------------------------------------------------------------------------------
TAILINGS
Proven reserves               29        15.1          2.0        1.0          4.0          2.5              0.3
Probable reserves             29         5.3          2.2        0.3          1.3          2.9              0.1
----------------------------------------------------------------------------------------------------------------
Total Tailings Ore Reserves   29        20.4          2.1        1.3          5.3          2.6              0.4
----------------------------------------------------------------------------------------------------------------
TOTAL ORE RESERVES                      64.0          6.0       12.4         47.1          7.3             11.1
================================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

3. The tailings proven reserves are those which have been drilled. The probable reserves are based on plant information from the time the tailings were deposited.

4. Obuasi ore reserves increased by 1.3 million ounces as compared to year end 2000, due to the increase in tailings reserve following drilling at the Kokorteasua tailings dam and the re-evaluation of underground ore reserve blocks.

   Geology

         The gold deposits at Obuasi are part of a prominent belt of Precambrian volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a northeast, south-west trend. Three main structural trends hosting gold mineralisation, the Obuasi trend, the Gyabunsu trend and the Binsere trend, contribute to the ounces produced at Obuasi.

         In general, there are five main ore types at Obuasi:

         Quartz veins - Quartz veins consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine grained and, occasionally, are visible to the naked eye.

         Sulphide ore - Sulphide ore is ore characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is extremely fine grained and locked in arsenopyrite crystals. Higher gold grades tend to be associated with smaller arsenopyrite crystals. Other prominent minerals include quartz, chlorite and scricite. Sulphide ore is generally refractory.

         Transition ore - Transition ore is sulphide ore, which has been partially oxidised. The structure of transition ore makes it harder to process and, thus, recoveries of transition ore are generally lower than recoveries of sulphide and oxide ore.

         Oxide ore - Oxide ore is sulphide ore, which has been subjected to chemical decomposition, typically caused by natural weathering and surface water percolation, and is degraded into oxidised material. Weathering of the surface and near-surface sulphides, especially in the Obuasi region, can result in oxidation to a depth of 30 to 40 metres depending on the topography and other factors.

         Primary - Primary ore is the non-weathered component of non-refractory granitoid mineralisation. It is not oxidised.

    Underground Mining Operations

         Mining operations began at Obuasi in 1897. Since 1907, the underground mine has been in almost continuous production. Over the years, underground mining at Obuasi has expanded, and underground operations are currently conducted along a strike length of 8 kilometres and to a depth of 1,500 metres below the surface.

         The underground mine at Obuasi expanded from a production rate of 4,500 tonnes of ore per year in 1907 to approximately 800,000 tonnes of ore per year in the early 1980s. The tonnage from underground has more than doubled within a seven year period from 1.14 mtpa achieved in 1994 to 2.5 mtpa achieved in 2001. In the same period the grade has reduced from 10.5 g/t to 7.87 g/t. The grade reduction is due to the increase in production from the lower grade sulphide ore blocks.

         The mining operations at Obuasi are split into three operating sections, each managed by a mine manager.

         The Northern part of the mine is the oldest and the workings are the deepest. The ore type is predominantly quartz. A project to recover ore from the high grade Adansi Shaft pillar began in 2000. The production rate in the north part of the mine averages from 35,000 to 40,000 tonnes per month. Currently the main access shaft is Adansi which accesses a depth of 1,500 metres; it is planned to close this shaft once mining of the pillar progresses. Kwesi Mensah Shaft ("KMS") and Ellis shafts will then take up the Adansi capacity.

         The Central Section is serviced by KMS, which accesses a depth of 1,500 metres. The ore type is predominantly made up of lower grade sulphide material and generally the mining blocks are wide ranging from 6 metres to 20 metres. Open Stoping is the predominant mining method. Production ranges from 80,000 to 85,000 tonnes per month. The 41 level haulage system (at a depth of 1,230 metres below surface), serves the Central mining blocks, with all rock hoisted at KMS.

         The South Section is the newest mining area, and is the section from which the majority of the Obuasi mine's ore will be sourced over the coming years. The ore type is generally sulphide in nature, but is often associated with quartz material. The ore structure is complex with up to four different ore zones running parallel to each other. In the past, the predominant mining method has been cut and fill, but safety and cost considerations have resulted in a change to Open Stoping methods in recent years. The Section is served by Kwesi Renner Shaft ("KRS") and Sansu Shaft for hoisting of rock and George Cappendell Shaft ("GCS") shaft for men and material. The Brown Sub Vertical Shaft ("BSVS"), which has been sunk to 52 level, will be equipped in 2002 and 2003 to provide rock, men and material handling services to the lower levels of the South Section of the Mine.

    Infrastructure

                             SHAFTS/RAMPS AT OBUASI

                                                       Current Hoisting Capacity
                                                                      Ore/Waste
Shafts                                   Service              (tonnes per month)
--------------------------------------------------------------------------------
Kwesi Mensah Shaft ("KMS")               Men, material and rock       140,000
Kwesi Renner Shaft ("KRS")               Rock                          90,000
Adansi Shaft                             Men, material and rock        32,000
Timber Shaft                             Men, material and rock        15,000
Ellis Shaft                              Rock                          52,000
Sansu Ventilation Shaft ("Sansu Shaft")  Men, material and rock        22,000
Brown Sub Vertical Shaft ("BSVS")        Men, material and rock            --
West Shaft                               Men and material                  --
Waley Shaft                              Men and material                  --
Outen Shaft                              Men and material                  --
George Cappendell Shaft ("GCS")          Men and material                  --
Blackies Ventilation Shaft               Ventilation                       --
Kwesi Mensah Ventilation Shaft ("KMVS")  Ventilation                       --
Central Ventilation Shaft ("CVS")        Ventilation
Eaton Turner Shaft ("ETS")              (Decommissioned)                  n/a
------------------------------------------------------------------------------
Total Hoisting Capacity (tonnes/month)                                351,000
==============================================================================
Total Hoisting Capacity (tonnes/year)                               4,212,000


                                                                                 Ore/Waste
Ramps                                     Service                        (tonnes per month)
------------------------------------------------------------------------------------------
Sansu Ramp                                Men, material                                --
Cote d'Or Ramp                            Men, material and rock                   10,000
Timber Shaft Access Decline ("TSAD")      Men, material and rock                   10,000

         The major underground project work in 2001 included further development, support and track installation on the high volume railway system at the 41 Level main haulage. Development was completed from KMS through to the BSVS in the south of the mine and to Blocks 5 and 6 in the north. The Sansu Shaft was commissioned and surface foundations for the 300 south ventilation airway were completed in preparation for raise-boring operations in 2002. The development of the decline to the bottom of KMS to facilitate the removal of rock spillage was completed. At KRS, excavation of the crusher station was also completed. A new pump station was constructed and commissioned on 8 Level in the north of the mine to significantly improve mine pumping capacity and water control.

         In the past 12 years, the Obuasi mine has spent over US$1 billion on its investment programme comprising new shafts, processing plants and underground mechanisation. Completed capital expenditure projects have been financed from the cash flow from operations at Obuasi and from internal and external funding. The Obuasi mine expects that future capital expenditure on various projects such as the BSVS shaft equipping will be financed from the cash flows generated from operations at Obuasi. To the extent that such projects are not completed on schedule, the Obuasi mine may not be able to maintain its underground production of ore as is currently planned.

    Mining Methods

         The range of mining methods currently employed includes mechanised open stoping (60% of total); mechanised cut and fill (10% of total); sub-level retreat and reclamation (12% of total); and stope preparation (16% of total).

    Surface Mining Operations

         Apart from on-going surface rehabilitation work on landscaping and re-vegetating the old pits and waste dumps, there was no production from surface mining activity at Obuasi in 2001.

    Processing Operations

         The Obuasi mine has two active treatment plants: the STP to process underground ore and the TTP to handle tailings reclamation operations. The PTP has been closed and the OTP is currently being maintained on a care and maintenance basis. It is planned that OTP will be re-commissioned to batch process oxide ore from satellite surface mine deposits which are expected to be mined in 2002 and 2003.

         Gold recoveries in different processing facilities depend in a large measure on the type of ore being processed. The underground ores at Obuasi are generally refractory and metallurgically more difficult to treat than non-refractory ores. In the refractory component of the ore, the gold is intimately associated with sulphide minerals and is not optimally recoverable by either gravity or direct cyanide leaching without additional processing. At Obuasi, the minerals associated with gold in the refractory ore are arsenopyrites, pyrites and pyrrhotite. The gold is encapsulated within the crystal structure of these minerals. In order to recover the gold, these sulphide minerals are pre-concentrated and then broken down by oxidation before the gold can be extracted through cyanide leaching.

         The gold concentrate, either in the form of gravity concentrates or gold-plated electro-winning cathodes, is sent to a smelting facility, where it is heated with a fluxing agent in smelting furnaces and poured into briquette moulds. The gold bars are weighed, assayed, stamped and shipped to the refiner for refinement into gold bullion.

         Water used in the processing plants is sourced from local rivers. A significant amount of the water used in the treatment process is recycled.

    Processing Plant Capacities

                                            2001 Capacity       2000 Capacity
Plant                                      (tonnes/month)       (tonnes/month)
-------------------------------------------------------------------------------
Sulphide Treatment Plant (STP)                  210,000               210,000
Tailings Treatment Plant (TTP)                  160,000               160,000
-------------------------------------------------------------------------------
Total tonnes per month                          370,000               370,000
==============================================================================
Total tonnes per year                         4,440,000             4,440,000
==============================================================================


    Sulphide Treatment Plant

         STP uses the BIOX'r' process patented by Gencor for the treatment of its sulphide ores. BIOX'r' is a continuous bacterial leaching process that oxidises sulphide ore to enable it to be leached by conventional cyanidation techniques.

         Ore is fed into a Semi Autogeneous Grinding ("SAG") mill and ball mill circuit. The material is then concentrated in a gravity concentration circuit and processed through a flash flotation circuit for the production of gold-bearing sulphide concentrate. The concentrate is then fed into the BIOX'r' section of the STP while the remaining material is fed directly to the final leach circuit.

         The BIOX'r' plant is arranged into trains of six tanks each. Each tank contains a solution containing bacteria known as thiobacillus ferro-oxidans and thiobacillus thio-oxidans. The bacteria oxidises the sulphide ore by consuming the elemental sulphur in the material leaving the encapsulated gold within the material amenable to recovery by cyanide leaching.

         The BIOX'r' treatment process takes four days, during which time more than 90% of the sulphur material in the ore is oxidised. The pulp, which contains dissolved sulphur and arsenic and gold-bearing solids, is then "washed" in counter-current decantation thickeners to separate out the gold-bearing solids. The gold-bearing solids are then cyanide-leached in a carbon-in-leach ("CIL") circuit, and the gold solution is pumped to the OTP for electro-winning onto steel wool cathodes and smelting. The effluent from the STP, which contains arsenic, is then neutralised with limestone, resulting in the precipitation of the arsenic into a stable compound, and pumped to a tailings dam impoundment.

         The bacteria used in the BIOX'r' process require particular conditions in which to operate effectively. The pH of their environment must be low, i.e. very acidic, oxygen must be provided as the bacteria are aerobic, the temperature must remain in the range of 40-45[d] C and fertiliser and nutrients need to be provided in order to allow the bacteria to build cell walls. As a result of the sensitivity of the bacteria to their environment, the BIOX'r' process requires fresh water and cannot use water recycled from processing operations. The benefits of the BIOX'r' process include improved overall gold recovery and the environmentally safer and more effective disposal of arsenic and sulphur.

         At the STP new flotation cleaner cells were introduced resulting in an increase in the concentrate grade from around 55 g/t to 85 g/t. Accompanying the increase in precious metal grade is an increase in the sulphur grade of the concentrates which has enhanced the BIOX'r' process. The net result of this plant modification is a reduction in concentrate tonnage throughput, an increase in BIOX'r' residence time and a significant reduction in reagent consumption resulting in a reduction in operating costs.

         Gold production from the STP was 482,982 ounces from the processing of
2.39 million tonnes of ore at a grade of 7.53g/t and a plant recovery of 83.5% This compares with 412,824 ounces from 2.47 million tonnes at a grade of 6.32g/t and a recovery of 82.1% in 2000.

    Tailings Treatment Plant

         TTP was commissioned in 1988 to reprocess tailings from previous processing operations. The TTP uses carbon-in-pulp ("CIP") technology. TTP is a relatively simple operation, consisting of monitoring stations to reclaim the tailings and pump the resulting slurry to the plant. The material is then re-ground using ball mills and the pulp is leached by cyanide and the gold collected by activated carbon. Loaded carbon is stripped of gold by elution with caustic cyanide and electro-won onto steel wool cathodes that are smelted into dore bars.

         In the financial year 2001, ore throughput at the TTP was 1.67 million tonnes at a grade of 2.46 g/t compared with 1.83 million tonnes in 2000 at a grade of 2.39 g/t. The average recovery rate in 2001 was at 32.7% an increase as compared to 31.1% achieved in 2000. Despite the 9% reduction in processed tonnage 42,999 ounces were recovered compared to 43,756 ounces the previous year because of improved recovery. The reduced tonnage throughput resulted from mechanical problems with pumps and excavators in the second half of the year. At the end of 2001, the tailings reserve increased to 1.3 million ounces of gold following test drilling and metallurgical testwork on the Kokorteasua tailings dam which demonstrated that the re-treatment of this material would be economic.

    Health, Safety and Environment

         Obuasi mine was awarded a NOSA ("South African National Occupational Safety Association") four star rating in 2001. NOSA is a private association devoted to occupational health, safety and environmental risk management concerns. A NOSA five-star rating is the highest rating achievable in the NOSA system.

    Bibiani - Ghana

    Introduction

         Bibiani is located in the Western Region of Ghana, 90 kilometres west of Kumasi. Ashanti acquired Bibiani in 1996 when it acquired IGR, a Canadian-listed company, and GLAMCO.

         The first records of gold mining at the Bibiani site date from 1902. The mine, however, closed in 1913 after approximately 70,000 ounces of gold had been recovered. Mining activities resumed in 1927 during the second "gold rush" and 2.2 million ounces of gold were produced between 1927 and 1961. In 1961, the property was sold to State Gold Mining Corporation and was shut down in 1968 due to lack of economically recoverable ore. During the period from 1927 to 1968 approximately 8.2 million tonnes of ore were treated at an average grade of 9.5 g/t.

         In 1987, GLAMCO undertook a drilling programme on the old tailings ponds. The first results showed the potential to recover gold on an economic basis and a pilot plant was commissioned. Production of gold started in 1989 but, due to difficulties in obtaining spares for plant maintenance, the plant shut down two years later. During this period, 104,000 tonnes of gold tailings from past mining were milled.

         In 1991, IGR applied for an extension of the original concession and joined up with GLAMCO in an exploration programme. In 1996, Ashanti purchased the entire share capital of IGR and GLAMCO and commenced the development of the Bibiani mine.

         The mine was fully commissioned on February 8, 1998 and the first gold was poured on February 24, 1998. The main open pit operations are scheduled to be completed in 2004 although mining operations could be further extended by the introduction of underground operations or the acquisition of adjacent mine deposits.

         In 2001, 253,052 ounces of gold were produced at a cash operating cost of US$170 per ounce compared to 273,711 ounces of gold at a cash operating cost of US$134 per ounce the previous year. The reduction in gold production at Bibiani in 2001 was due to the reduced mill feed grade and lower recovery and resulted in the higher cash operating cost per ounce produced.

         Milled throughput for the year was 2.77 million tonnes at a feed grade of 3.46 g/t compared to 2.76 million tonnes at 3.70 g/t the previous year. As was the case in the previous years, the reconciliation between the reserve model and the actual mined grade and tonnage showed a more positive variance than expected and the operation continued to exceed performance levels predicted in the feasibility study and mine plan. Metallurgical recovery in 2001 decreased to 83.7% from 86.7% in 2000 due to the mining and processing of more refractory type ore during the second half of the year.

    Reserves

         The proven and probable contained gold reserves at Bibiani as at December 31, 2001 and December 31, 2000 are set forth in the table below:

                                   As at December 31, 2001                   As at December 31, 2000
---------------------------------------------------------------------------------------------------------
                                                             Contained                          Contained
                     Metallurgical           Ore                  Gold          Ore                  Gold
                          Recovery        Tonnes     Grade      Ounces       Tonnes     Grade      Ounces
                                 %     (millions)      g/t   (millions)   (millions)      g/t   (millions)
---------------------------------------------------------------------------------------------------------
Proven Reserves                 86          5.8        1.3         0.2          5.6      1.3         0.2
Probable Reserves               86          6.5        3.1         0.7          8.3      3.1         0.8
---------------------------------------------------------------------------------------------------------
Total Ore Reserves              86         12.3        2.2         0.9         13.9      2.3         1.0
=========================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

    Geology

         The Bibiani gold deposit lies within lower Birimian metasediments and related rocks which occur in the Pre-Cambrian Sefwi Belt of southern Ghana. Gold and gold-bearing sulphide mineralisation occurs in quartz filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometres.

         For metallurgical classification there are three main ore types at
Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

         The Bibiani deposit is weathered and oxidised to a depth of between 40 metres and 60 metres below surface. A transition zone of partial oxidation - locally up to 35 metres thick - underlays the oxide zone and overlays the fresh rock sulphide or primary zone generally 15 - 20 metres.

     Mining Methods

         Ashanti conducts conventional open pit mining at Bibiani using a mining contractor. Mining is done by an open-cut method, loading and hauling the ore with excavators and dump trucks. The orebody, depending on its density, is either freely dug or drilled and blasted.

     Processing Methods

         Ore is processed using a CIL processing system. The CIL plant at Bibiani is designed to operate at a throughput rate of 2.0 mtpa of primary ore, and up to 1.3 mtpa of tailings in parallel with primary ore. Currently the plant is handling 2.7 mtpa of mainly primary ore with the potential to add 0.6 mtpa of tailings.

         The ore is first crushed in a single stage crusher prior to being ground in a SAG and ball mill section. The ground material then passes through a gravity concentrator for the removal of free gold before it is passed into CIL tanks for leaching and adsorption of the remaining gold. Cyanide is added which leaches the microscopic gold in the ore into solution. Carbon is then added to the tanks to absorb the gold from the solution. The slurry passes through screens that retain the gold loaded carbon. This is then eluted and gold electro-won onto cathodes. The cathodes are smelted to produce dore bar.
The tailings are pumped to a tailing dam impoundment. The water is then recycled back to the plant.

     Health, Safety and Environment

         Bibiani maintained its NOSA five-star rating during 2001.

Iduapriem/Teberebie - Ghana

     Introduction

         The Iduapriem mine, which is owned by Ghanaian Australian Goldfields Limited ("GAG"), is located in the Western Region of Ghana some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres south west of Tarkwa. Ashanti acquired an 80% interest in the Iduapriem mine in 1996 when it acquired GSM.

         Mining operations at Iduapriem commenced in June 1992 with the first gold poured in September 1992. A review of the economics of the mine was carried out in 1998 resulting in an anticipated closure of the mine at the end of 1999. During 1999, following further drilling and evaluation of the mineralised material in Blocks 4 and 5, part of the mineralised material was converted to reserves and the GAG mine closure was expected to be implemented in 2001.

         In June 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited which owns 90% of Teberebie Goldfields Limited ("TGL") (being the company which owns the mining lease to the Teberebie mine located adjacent to Iduapriem) together with inter-company loans which amounted to an aggregate of approximately US$20 million. The consideration was satisfied by Ashanti as an initial cash payment of US$5 million on completion and deferred cash payments of US$13.8 million payable in instalments over a five year period. The terms of the agreement also include the potential for contingent consideration cash payments of up to US$5 million dependant upon minimum gold prices and production levels. On August 23, 2000, Pioneer Goldfields Limited on-sold certain of the assets of TGL to Gold Fields Ghana Limited for US$5 million in cash.

         The acquisition of the Teberebie mine thereby extended the Iduapriem mine's life to approximately 2008 based on current production levels. The ore from Teberebie is processed through the CIL plant at Iduapriem.

         Gold production for 2001 was 205,130 ounces of gold, exceeding the 193,868 ounces of gold produced in 2000. Cash operating costs were reduced to US$214 per ounce from US$223 per ounce in 2000.

         At 4.85 million tonnes, the ore mined in 2001 was approximately the same as the previous year. However, the mined grade at 1.58 g/t was higher than the 1.25 g/t achieved in 2000. The higher grades resulted from the mining of higher grade material from the Teberebie ore blocks.

     Reserves

         The proven and probable contained gold reserves at Iduapriem and Teberebie as at December 31, 2001 and December 31, 2000 are set forth in the table below:

                                         As at December 31, 2001              As at December 31, 2000
---------------------------------------------------------------------------------------------------------
                                                           Contained                            Contained
                Metallurgical            Ore                    Gold          Ore                    Gold
                     Recovery         Tonnes       Grade      Ounces       Tonnes       Grade      Ounces
                            %     (millions)         g/t  (millions)   (millions)         g/t  (millions)
---------------------------------------------------------------------------------------------------------
Proven Reserves            94           31.4         1.7         1.7         24.9         1.8         1.5
Probable Reserves          94            7.2         1.7         0.4         15.1         1.4         0.7
---------------------------------------------------------------------------------------------------------
Total Ore Reserves         94           38.6         1.7         2.1         40.0         1.7         2.2
=========================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

         The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of rocks within the Tarkwaian System.

         The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

     Mining Methods

         Ashanti conducts conventional open pit mining methods at Iduapriem and Teberebie.

         From March 1998, ore and waste mining has been undertaken using a contract mining company.

     Processing Methods

         The open pit ore is treated at Iduapriem/ Teberebie using either CIL plant or heap leach processing technologies. A total of 205,130 ounces of gold was produced in 2001 from the Iduapriem CIL, Iduapriem Heap Leach and the Teberebie East Heap Leach Plants.

     CIL Plant

         The CIL plant is composed of a primary jaw crusher which goes on to a secondary crusher before being conveyed to the SAG mill. The SAG mill normally operates in open circuit and the mill discharge is pumped to a hydro cyclone circuit. The cyclone underflow is used as ball mill feed to allow finer grinding of the ore. The discharge from the ball mill is pumped to the hydro cyclone unit from where the cyclone underflow is transferred to leach and adsorption tanks, with a nominal residence time of 16 hours.

         Gold is recovered from loaded carbon contained within the adsorption tanks through elution, electro-winning and bullion smelting within a high security gold room.

         In year 2001, the CIL mill throughput was 2.73 million tonnes of ore at a grade of 1.92 g/t. Gold produced from the CIL plant in 2001 was 158,103 ounces compared with 128,374 ounces in 2000. This compares with CIL mill throughput of
2.69 million tonnes at grade 1.58 g/t in 2000.

         In 2002, it is proposed that the CIL plant be upgraded resulting in capital expenditure of some US$13 million, which will be principally funded out of cashflow from the mine.

     Heap Leach

         The Iduapriem heap leach plant was commissioned in November 1996.

         During the heap leach processing, ore feed is either direct tipped or reclaimed from the heap leach stockpile to a primary jaw crusher crushing at a rate of 2.4 mtpa. The product is then either hauled or conveyed to the active cells constructed on 10 metre high pads designed to contain 200,000 tonnes of crushed ore in each cell.

         The solution from the cells is gravity fed to a series of ponds where a three stage upgrade of the solution occurs. At Iduapriem, the solution is then pumped to the CIL leach/adsorption tanks as process feed water solution or to the heap leach carbon columns where gold can eventually be recovered.

         At the Teberebie East Heap Leach Plant the solution is processed through the existing Teberebie gold recovery plant.

         During 2001, some 2.63 million tonnes of ore was stacked at a grade of
0.91 g/t on the heap leach pads compared with 2.26 million tonnes of ore at a grade of 0.78 g/t in 2000. Gold recovered from the heap leach operation was 47,027 ounces compared to 38,518 ounces in 2000. The apparent heap leach recovery in 2001 was 61.7% compared to 67.5% in 2000 reflecting the harder and less leachable nature of the heap leach ore coming from the Teberebie pits.

     Health, Safety and Environment

         Iduapriem was awarded a four-star NOSA rating during 2001.

Ayanfuri - Ghana

         Ashanti acquired the Ayanfuri mine, located in Central Region of Ghana, in 1996 with the acquisition of Cluff. Exploration leading to the establishment of the Ayanfuri mine commenced in 1988 and following the preparation of a feasibility study, project construction started in 1994. Construction was completed at the beginning of October, 1994 with the first gold bar poured at the end of November. Production since start-up to December 31, 2001 has been approximately 0.32 million ounces of gold. Mining was by open pit methods and the operation utilised heap leach processing technology in the treatment of the oxide ores.

         In 2001, 329,000 tonnes at a grade of 1.2 g/t compared with 1.12 million tonnes in 2000 at a grade of 1.21 g/t were processed. As at December 31, 2001, 11,517 ounces of gold were produced at a cash operating cost of US$243 per ounce compared to 36,316 ounces in 2000 at a cash operating cost of US$245 per ounce. The reduction in gold output was due to the depletion of the mine's ore reserves. At the end of the second quarter of 2001, the mining operations ceased and the mine closure plan is currently being implemented.

Siguiri - Guinea

     Introduction

         The Siguiri gold mine is located in the Siguiri District in the north-eastern part of the Republic of Guinea, West Africa, approximately 850 kilometres from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85% of the Siguiri gold mine and the Government of Guinea owns the remaining 15%. Ashanti acquired its interest in Siguiri in 1996 when it acquired GSM.

         In 1985, Societe Aurifere de Guinee S.A. - now called Societe Ashanti Goldfields de Guinee S.A. ("SAG") was formed under the laws of the Republic of Guinea to explore the gold resources of the Siguiri concession. Initially, SAG was owned 51% by Chevaning Mining Company Limited ("CMC") and 49% by the Government of Guinea. In 1993, GSM acquired 100% of CMC and also renegotiated the terms of the agreement with the Government of Guinea such that the Government's equity interest in Siguiri was reduced from 49% to 15%.

         SAG carried out alluvial gold mining operations in a small part of the concession between 1988 and mid-1992 and built substantial infrastructure in the area, including a town site now known as Koron. After modest gold production, these operations were discontinued. Following its acquisition of Siguiri, Ashanti began the development of a US$55 million heap leach mine and processing facility and the improvement of the access road to Siguiri. Operations began at Siguiri in 1998. The Life of Mine plan currently projects mining until approximately 2007.

         In 2001, Siguiri produced a total of 283,199 ounces of gold at a cash operating cost of US$220 per ounce compared with 303,381 ounces of gold at a cash operating cost of US$181 per ounce in 2000. Production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during the year as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine.

         A total of 8.52 million tonnes of ore were mined compared to 10.8 million tonnes in 2000 and the heap leach plant processed a total of 9.06 million tonnes grading 1.33 g/t compared with 8.88 million tonnes at 1.34 g/t the previous year.

     Reserves

         The proven and probable contained gold reserves at Siguiri as at December 31, 2001 and December 31, 2000 are set forth in the table below:

                                         As at December 31, 2001              As at December 31, 2000
---------------------------------------------------------------------------------------------------------
                                                           Contained                            Contained
                Metallurgical            Ore                    Gold          Ore                    Gold
                     Recovery         Tonnes       Grade      Ounces       Tonnes       Grade      Ounces
                            %     (millions)         g/t  (millions)   (millions)         g/t  (millions)
---------------------------------------------------------------------------------------------------------
Proven Reserves            80           20.9         1.1         0.7         22.5         1.1         0.8
Probable Reserves          80           35.8         1.2         1.4         37.9         1.3         1.5
---------------------------------------------------------------------------------------------------------
Total Ore Reserves         80           56.7         1.2         2.1         60.4         1.2         2.3
=========================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

         The Siguiri deposit is characterised by the presence of extensive lateritic ("CAP") and saprolitic ("SAP") ore bodies formed in a number of paleochannels of different origins and quartz veining hosted within saprolitized metasediments. The CAP and SAP ores are processed using the heap leach processing method.

         The majority of the gold mineralisation at Siguiri is oxide (non-refractory) as it has been subject to intense weathering over a period of some 70 million years. Some quartz vein hosted sulphide mineralisation has been prospected at depth.

     Mining Method

         All ore and waste is mined via conventional open pit mining methods. Due to the weathering profile of the mineralised and associated waste zones, extensive areas can be freely dug by hydraulic excavators, with light blasting operations conducted where required.

         The primary material movement fleet is a combination of 160 tonne and 100 tonne hydraulic excavators loading 85 tonne trucks. The mining fleet includes auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access road construction, maintenance and rehabilitation work.

         Ore is hauled directly to the primary crusher or to run-of-mine stockpiles adjacent to the primary crusher. Crushed ore from the primary crusher is delivered by conveyor to the treatment facilities for processing. In the event of conveyor failure, ore can be hauled to original stockpile and crushing facilities and fed by front end loaders as part of the ore processing operation.

     Processing Method

         Ore is processed using the heap leach method. The heap leach facility currently has a design capacity of 8 mtpa. The facility includes the heap leach pad area, ore crushing, agglomeration and stacking system, solution ponds and gold extraction plant.

         The CAP and SAP ores are blended, crushed and mixed with a cement binder to agglomerate the material, which aids percolation and ph-control and gives stability to the stacked ore. The material is then stacked in 10 metre lifts on large plastic sheeted pads. Currently, ore is stacked in three 10 metre lifts. The stack is then sprayed with a dilute cyanide solution which percolates the material and leaches the gold during its passage. The plastic sheeting prevents the cyanide solution from contaminating the ground and allows the gold-bearing solution to be gravitated to collection ponds. The solution is then either re-sprayed back onto heaps or pumped to the gold recovery section of the plants. Activated carbon is then added to adsorb the gold from solution. This is then eluted and the gold electro-won onto cathodes. The cathodes are smelted to produce dore bars.

         There will be a gradually reducing ratio of CAP to SAP ores as the mine life extends, unless additional CAP material is delineated, thereby increasing processing costs. On average the ratio of CAP ores to SAP ores over the life of the mine to date has been 65:35. An addition of 7.5 kg per ton of cement is currently required for the processing. Historically this has been reflected as 15% of the total cash operating cost per ounce at Siguiri. The cement quantity required to stabilise the heaps will increase where there is a higher proportion of SAP material. Allowance has been made in the life of mine plan for the ratio of CAP ores to SAP ores to reduce to 50:50, where cement consumption will increase to approximately 10 kg per tonne. In the later years of the life of mine, unless additional CAP material is delineated, cement consumption, and therefore processing costs, will increase further. Cement is currently sourced from South Africa.

         Apparent plant recovery for the year reduced to 73.1% from 79.3% in 2000. This was largely due to solution reticulation and third layer stacking problems which resulted in lower than anticipated leach rates. During 2001, considerable work was undertaken to solve these problems. The third layer stacking was suspended while the solution management system was upgraded and the controls on blending the lateritic and saprolitic ore types improved. However, there can be no certainty that these issues have been resolved and due to the time involved in the heap leach processing, this will only become evident in the second half of 2002.

     Health, Safety and Environment

         Siguiri achieved a five-star NOSA rating during 2001.

Geita - Tanzania

     Introduction

         The Geita Mine is situated in north western Tanzania approximately 90 kilometres from the regional capital of Mwanza and 20 kilometres south of Lake Victoria in an area known as the Lake Victoria Goldfields. The operation is currently owned and operated jointly by Ashanti and AngloGold Limited in an unincorporated joint venture following the purchase of a 50% interest in the project by AngloGold Limited in December 2000.

         The project area now covers some 470 square kilometres of prospecting licences with the inclusion of the AngloGold Limited Nyamulilima Hill licence into the joint venture. Within this area about a 110 square kilometre special mining licence has been granted.

         The Geita deposit was first mined as an underground operation between 1938 and 1966 when it is estimated some 940,000 ounces of gold were produced at a mean recovered grade of approximately 5.3 g/t. At this time the Geita Mine was the largest operating gold mine in East Africa. In the late 1980s, the area became the focus of increasing artisanal mining. In 1991, SAMAX acquired the Kukuluma prospecting licences and, in 1994, Cluff acquired the Geita Hill prospecting licences. Both companies commenced exploration soon after obtaining their respective licence areas. Cluff and SAMAX were acquired by Ashanti in 1996 and 1998 respectively.

         A feasibility study for the project was completed in November 1998 which detailed the construction of a CIL processing plant, fuel fired power plant, mine village, services, related infrastructure and initial open pit mining activity. Extension and infill drilling continued during the construction period and the resources and reserves were significantly increased, increasing the life of the mine and improving the overall economics.

         The construction of the US$165 million Geita Mine began in 1999 and was completed in 2000 on budget and ahead of schedule with gold production commencing in June 2000. By the end of 2000, 176,836 ounces of gold were produced at a cash operating cost of US$145 per ounce.

         The Geita Mine, in its first full year of production, produced a total of 545,562 ounces of gold of which 50% is attributable to Ashanti at a cash operating cost of US$143 per ounce.

         A total of 4.52 million tonnes of ore grading 3.80 g/t were mined at a strip ratio of 6.0:1. This compares to 1.24 million tonnes at 3.00 g/t at a strip ratio of 9.6:1 in the previous year.

         In 2001 a total of 4.58 million tonnes were processed at a grade of
3.91 g/t and a recovery of 93.0% compared to 2.08 million tonnes at 2.94 g/t and a recovery of 92.0% in 2000.

         In December 2000, a US$135 million project financing was obtained in respect of the Geita Mine. See Item 10C "Additional Information - Material Contents". The net proceeds were used to repay financing provided by Ashanti.

         The Geita Mine was completed at an approximate cost of US$165 million. Ashanti raised approximately US$335 million (prior to costs of disposal) on the sale of its 50% interest in the Geita Mine to AngloGold Limited, being US$205 million in sale proceeds and US$130 million (net of fees) from the project financing loan.

         In the last quarter of 2001, the haul road between the Kukuluma deposit and the processing plant was completed and a haulage contract was signed to commence production from that deposit in the first quarter of 2002.

     Reserves

         The proven and probable contained gold reserves at the Geita Mine as at December 31, 2001 and 2000 are set forth in the table below.

                                         As at December 31, 2001              As at December 31, 2000
---------------------------------------------------------------------------------------------------------
                                                           Contained                            Contained
                Metallurgical            Ore                    Gold          Ore                    Gold
                     Recovery         Tonnes       Grade      Ounces       Tonnes       Grade      Ounces
                            %     (millions)         g/t  (millions)   (millions)         g/t  (millions)
---------------------------------------------------------------------------------------------------------
Proven Reserves            90           37.7         3.4         4.1         41.3         3.5         4.6
Probable Reserves          90           25.0         4.5         3.6         22.3         4.5         3.2
---------------------------------------------------------------------------------------------------------
Total Ore Reserves         90           62.7         3.8         7.7         63.6         3.8         7.8
=========================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

     Regional Geology

         The Geita greenstone belt forms the northern arm of the regional Sukumaland greenstone belt to the south of Lake Victoria. The main belt consists of two intermittent, roughly oval shaped belts with an outer radius of between 80 and 140 kilometres. The central area is made up of predominantly mafic volcanics and associated sediments of the Lower Nyanzian which host the Buck Reef and Bulyanhulu deposits. The outer areas of the belt are dominated by the Upper Nyanzian comprising banded iron formation ("BIF") and intermediate to felsic volcanics and forming distinct ridges as seen at Geita and in the Siga-Mabale belt to the south and east (hosting the Golden Ridge deposit). The western part of the belt, including the Geita and Buck Reef areas, is cut by strong, regional scale, north-east trending quartz gabbro dykes of Proterozoic age (Bukoban) and to a lesser extent by north and north-north-west trending dolerite dykes of Karoo age.

         The Geita greenstone belt strikes east-west and is approximately 60 kilometres long by 15 kilometres wide and consists of two WNW-ESE trending banded iron formation ridge complexes, most likely forming the limbs of a westward plunging synform. The Lower Nyanzian is thought to underlie much of the lower ground in the area but is obscured by ferricrete and mbuga cover. It comprises dark grey, fine grained tholeitic, basalt lavas often containing pillows, strongly foliated mafic tuffs (occasionally interbedded with siliceous chert layers) and quartz porphyry which grades into felsic tuffs. The belt has undergone minor greenschist facies metamorphism.

         Two main structural trends dominate the area, north-west and north-east. Regional quartz gabbro dykes are often associated with the latter. A third set of structures striking north to north-north-west are often intruded by dolerite dykes of Karoo age.

         The major mineralised targets in the Geita area fall into the following groups:

         o Mineralisation within the BIF located on the crests of ridges. This sub-divides into mineralisation close to the felsic tuff contact or intrusive contacts and mineralisation within the main bulk of the BIF sequence.

         o Mineralisation hosted by footwall or hanging wall felsic tuffs such as that at Mgusu. This would be more likely located on the lower slopes of the ridges and therefore under much thicker cover.

         o    Shear hosted mineralisation in mafic volcanics of the Lower
              Nyanzian.

         o Classical volcanogenic massive sulphide deposits such as the Samena pyrite deposit.

         o Ferricrete. Either enrichment over bedrock mineralisation or erosion from mineralised BIF on ridges.

     Geita Pits Mineralisation

         The Geita project consists of five separate orebodies. Three of these, Geita Hill, Lone Cone and Nyankanga, occur along strike of each other along a single ridge system. The remaining two orebodies, Kukuluma and Matandani, occur on a separate ridge system approximately six kilometres north-east of the other three and are the orebodies originally explored by SAMAX.

         The mineralisation at Geita Hill and Lone Cone is hosted by highly deformed BIF interbedded with andesite and minor acid volcanics and in each case is controlled by an approximately bedding-parallel shear zone. The Geita Hill orebody has a strike length of approximately two kilometres, dips at angles of between 50-55[d] to the north-west and varies in thickness between 30 metres and 45 metres. The Lone Cone orebody has been drilled over a strike length of some 500 metres, dips at angles of between 50-55[d] to the north and varies in thickness up to 25 metres. Distinct relatively high grade zones exist within the main mineralised zone, mainly within thinner BIF units, and it was these zones that were selectively mined underground between 1938 and 1966.

         The western section of the Nyankanga orebody is hosted by a diorite intrusive with occasional BIF units, but moving eastwards and at depth the BIF and diorite become interbedded and the BIF percentage increases. The mineralisation is again controlled by a low angle shear zone sub-parallel to the bedding. Elevated grades occur where this controlling structure intersects BIF rich areas. The BIF hosted mineralisation tends to be characterised by sharp reductions in grade at the margins while the diorite hosted mineralisation is more diffuse in nature and characterised by more gradual grade variations. Nyankanga has been drilled over a strike length of approximately 1.2 kilometres and dips at between 30-35[d] to the north.

         The mineralisation at Kukuluma is hosted by a folded sequence of interbedded BIF, chert, acid ruffs, mudstones and siltstones. The Matandani orebody is similar to the Kukuluma orebody but characterised by more abundant mudstones and siltstones. The mineralisation at both is considered to be controlled by two parallel shears which are discordant to the bedding of the area. Each orebody is consequently comprised of two sub-parallel mineralised zones. At Kukuluma, the western zone is sub-vertical and the eastern zone is sub-vertical to dipping 65[d] to the north-east. Both zones at Matandani are sub-vertical. Both the Kukuluma and Matandani orebodies have been drilled over strike lengths of some 800 metres.

     Mining Methods

         The Geita Mine is an open pit operation with mineralized material extending below the lowest depth of all the pits. In total there are five main pits, Nyankanga (the largest), Lone Cone and Geita Hill (which has three separate pits) in the south, proximal to the processing plant and the Kukuluma and Matandani pits located approximately 17 kilometres to the North. Mining of the ore and waste is carried out using conventional open pit techniques and is undertaken using a mining contractor. At any one time, a number of pits will be in operation to provide mining flexibility and a blend of oxidized, transition and primary ores. The ore is hauled to the crusher where it is either tipped directly into the crusher or placed on the Run of Mine ("ROM") stockpile and rehandled later by front end loaders. All technical services, mine planning, mining contract management, survey control and geotechnical support functions are carried out by Geita Mine staff.

         Over the next five years the ore and waste mining rate is programmed to be close to 50 million tonnes per annum at a strip ratio of approximately 9:1. At the end of 2001, the mining contractor was changed following a re-tender of the contract to accommodate an increase in the mining rate.

         The primary material movement fleet consists of a combination of Komatsu 785 and Caterpillar 77 trucks and combination of Komatsu PC1100 and PC1800 excavators. The Fleet comprises auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access road construction, maintenance and re-habilitation.

     Processing Method

         The Geita processing plant has a name plate capacity of approximately
4.5 million tonnes per annum. The ore is crushed and then fed into a SAG and ball mill grinding circuit with a recycle crushing system. The material is passed through a gravity circuit comprising two Knelson concentrators and a "Gekko" In Line Leach Reactor which treats the concentrate via an intensive cyanidation process. The pulp is thickened and then passed on to a single stage leach of leaching and a seven stage CIL circuit. The stripping plant includes a 14 tonne capacity elution circuit with electro winning (using stainless steel cathodes) and to the direct smelting of the calcined sludge.

         Modifications to the recycle crusher system are being undertaken and will result in an increase in the milling rate. It is planned to install additional leach tank capacity in 2002 to cater for the potential to increase plant throughput and to provide additional residence time.

     Project development

         Throughout the period of project development, exploration drilling continued, resulting in significant increases to the ore reserves and tonnage of identified mineralized material. This has necessitated a constant process of re-engineering to optimize the value of the deposits. In 2001, the pits were re-engineered at the same time as an engineering study was being undertaken to evaluate the potential to develop an underground mine which would compliment production and support an expansion to mill capacity. In 2002, further drilling to test the extension of mineralization below the various pits will be carried out and studies will be undertaken to determine the ultimate production rate.

     Power

         In 2001, a series of mechanical failures occurred on the prime generators at the Geita power plant necessitating the importation of additional generator sets to secure power supplies. The manufacturers of the engines used in the power plant are in the process of rectifying the problems with these machines. Throughout this problem period, no significant material interruptions to processing resulted from the generator failure.

     Health, Safety and Environment

         The Geita Mine has been certified with an ISO1400 health and safety rating and has been awarded a NOSA four-star rating during 2001.

Freda-Rebecca - Zimbabwe

     Introduction

         The Company acquired the Freda-Rebecca mine in 1996 with the acquisition of Cluff. The mine is located in Bindura in Zimbabwe. The Company now conducts underground mining operations at Freda-Rebecca as the open pits were mined out in 1998. The ore is processed by means of a conventional CIL plant, which was designed to treat open pit sulphide ore. The life of mine plan currently projects mining until approximately 2005 at current production rates.

         In 2001 a total of 1.156 million tonnes of ore was mined from underground. In the 12 months ended December 31, 2001, Freda-Rebecca mine produced 102,654 ounces of gold at a cash operating cost of US$222 per ounce compared to 112,164 ounces at US$198 per ounce in 2000. The head grade was 3.30 g/t, whilst the recovery was 86.4%. Over the past few years the robust, higher grade, easier production ore blocks have been mined resulting in production being at a higher than average reserve grade. In 2000 a total of 112,164 ounces was recovered from the processing of 1.003 million tonnes of ore grading 3.89 g/t at a recovery of 89.8%. In 2001, metallurgical recovery was impacted on by a series of mechanical problems in the milling and leach tanks sections of the processing plant as well as the processing of ores emanating from the western extremity of the mine in the second half of the year which are suspected of being uncharacteristically refractory in nature. The recoveries remain low and investigations are being undertaken to determine the exact nature and extent of the recovery problem. Persistent interruptions to the processing plant combined with reduced leach tank capacity made it difficult to maintain steady state operating conditions and gold recovery was adversely affected. The low recovery and lower feed grade therefore accounted for the decrease in gold production relative to 2000. Over the last few months due to the support price mechanism set by the Government of Zimbabwe (see Economic/Political Situation below), price realised per ounce on the sale of gold to the Government of Zimbabwe has been higher than the prevailing market price.

     Reserves

         The proven and probable contained gold reserves of Freda-Rebecca as at December 31, 2001 and December 31, 2000 are set out in the table below.

                                         As at December 31, 2001              As at December 31, 2000
---------------------------------------------------------------------------------------------------------
                                                           Contained                            Contained
                Metallurgical            Ore                    Gold          Ore                    Gold
                     Recovery         Tonnes       Grade      Ounces       Tonnes       Grade      Ounces
                            %     (millions)         g/t  (millions)   (millions)         g/t  (millions)
---------------------------------------------------------------------------------------------------------
Proven Reserves            90           4.3          2.5         0.3         4.1          2.4         0.3
Probable Reserves          90           1.1          2.4         0.1         1.7          2.4         0.1
---------------------------------------------------------------------------------------------------------
Total Ore Reserves         90           5.4          2.5         0.4         5.8          2.4         0.4
=========================================================================================================

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

         Freda-Rebecca mine is situated approximately in the middle of the Harare-Shamva Greenstone Belt. Gold mineralisation is controlled by both lithology and structure and is associated with sulphides. The sulphides exhibit two styles. The older style is of a disseminated nature and is the primary auriferous phase. The younger style is shear-hosted and occurs in narrower widths. This style, especially where fine-grained, is associated with higher grades. In both styles, sulphides are fine to coarse grained. Primary sulphides are pyrite, arsenopyrite, pyrrhothe and chalcopyrite. Mineralisation is also associated with chloritisation, silicification and carbonatisation.

     Mining Methods

         In the initial phase of development, Freda-Rebecca was an open pit operation with two pits.

         The Rebecca pit was mined down to a depth of 100 metres by open pit method. The ore body is low grade (1.05 g/t cut-off grade in the pit), and this method proved to be economic due to economies of scale of bulk mining. The oxide layer was mined at a cut-off grade of 0.95 g/t.

         As the Rebecca open pit was nearing depletion, a feasibility study was carried out and it was proved that at a 2 g/t cut-off, an underground mine was economic. Various methods were investigated and finally open-stoping with subsequent fill was selected. This was used to exploit the Rebecca Upper East and Lower East.

         Four mining methods, namely sub-level stoping, room and pillar, ramp in stope and panel stoping, are used at the Freda-Rebecca mine. Sub-level stoping with troughs is now the dominant mining method.

         Exploration work continued on a number of joint venture prospects in the vicinity of the mine.

     Processing Methods

         Crushed material is conveyed into two separate milling modules, each consisting of a SAG mill in closed circuit with a 750mm diameter cyclone (one standby) to produce an overflow of 80%. About 30% of primary cyclone underflow is bled off into Knelson concentrators for coarse gold recovery, while the overflow is de-watered in two cluster cyclone sets to 48-50% solid prior to gravitation into the leach circuit. The leach train consists of three mechanically agitated pre-leach tanks in series and nine carbon in leach tanks providing a total residence time of about 48 hours.

         Gold bearing solution from the elution is passed through the electro-winning cells and the gold is deposited on steel wool cathodes. The steel wool cathodes are digested in hydrochloric acid to give a gold sludge, which is then water washed, dried, fluxed and smelted to produce bars of gold bullion.

     Economic/Political Situation

         The economic and political situation in Zimbabwe during 2001 continued to pose a series of difficult problems for the management team. The lack of foreign exchange and the fixed exchange rate coupled with high inflation put severe pressure on the supply function and the operating costs. Towards the end of the year, the foreign exchange problem was alleviated slightly but the situation remained tight. Revenue for Freda-Rebecca benefited in 2001 due to a support price set by the Zimbabwean Government. This support price is set at a level higher than the prevailing gold price as a concession for gold mining companies receiving a substantial part of their bullion sale proceeds in Zimbabwe dollars. This support price mechanism is continuing in 2002.

     Health, Safety and Environment

         Freda-Rebecca mine was awarded a NOSA four-star rating in 2001.

Exploration

     General

         The Company's exploration strategy to date has been to focus on gold projects only in Africa. The Company has projects in the major gold belts of West, Southern and East Africa. Exploration on the Company's existing mines is conducted by personnel at the mine sites whereas exploration around the mines and elsewhere in Africa is conducted by staff from Ashanti Exploration, a division of the Company.

         The Company has established phased guidelines for assessing whether an exploration project merits further expenditure. Each project must meet certain economic requirements based on its potential tonnage, grade and projected economic return, based on future capital and operating costs. An exploration project must meet or exceed these criteria at all stages in its development in order for further expenditure to be undertaken. Many countries in which the Company is conducting exploration operations, or is considering conducting such operations, are characterised by political instability and economic uncertainty. See Item 3 "Risk Factors - General Political Risks". When deciding whether to pursue an exploration project, the Company assesses its geological potential, political stability of the country in which a potential project is located, its regulatory and fiscal regime, security of title to property and economic conditions, as well as the project area's access to infrastructure such as roads and power.

         The management believes that the African continent offers a wide range of exploration and development opportunities, and that the Company is particularly well positioned to take advantage of such opportunities because of its operational base in the region and its position as an African gold mining company.

         During 2001, Ashanti's exploration focus continued to be on and around its existing mining operations where the full benefit of additional reserves could be more rapidly realised. However, whilst focusing on gold production, the Company would also consider significant exploration and development opportunities in Africa in base and precious metals outside the core business area should they arise.

     East Africa

     Tanzania

         At Geita, exploration during 2001 focused on the identification and evaluation of several prospects within the Geita Mine's extensive mining and prospecting licences. A total of 4.5 million tonnes of mineralised material was delineated at Chipaka, situated six kilometres northwest of the plant. Significant mineralisation was intersected down plunge from the Geita hill open pit and will require follow-up. Encouraging results were also received from the Prospect 30, Samena and Nyamatigata prospects.

         Infill drilling of the Nyankanga underground mineralised material commenced at year end as part of the full feasibility study while pit optimisations will also be undertaken on the Roberts and Chipaka deposits to determine open pit reserves.

         Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields during the year.

     West Africa

     Guinea

         In 2001, exploration around the Siguiri mine site was mainly targeted at locating and defining CAP mineralisation. Reserves comprising SAP ore were outlined at Sintroko, 4 kilometres south of the Kosise pit. Definition drilling of both CAP and SAP was also completed at the newly identified and nearby Soukonu deposit and in an area immediately south of the current Kosise pit limits.

     Cote d'Ivoire

         Reverse Air Blasting ("RAB") and aircore drilling showed that the 20 kilometre long M'Basso/Bebou and the 7 kilometre striking Abrabine gold-in-soil anomalies, in the Allangaou permit of south-eastern Cote d'Ivoire, were related to minor bedrock mineralisation. Exploration has re-focussed onto a package of permits subject to an agreement signed with Rio Tinto in October 2001.

     Mali

         Follow up geochemical sampling and RAB drilling were undertaken on a number of prospects in south-eastern Mali. Additional targets have been identified and are currently being evaluated.

     Ghana

         Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

     Obuasi

         As was the case in 2000, the main objectives of the underground diamond drilling programme were to improve the definition of mineralised material across the mine and the delineation of new mineralised material in the south section above 41 level, the north section of the mine above 20 level and below 50 level across the base of mine between the Adansi and BSVS.

         In the south, promising intersections were obtained in the previously weak East Lode and at Sansu. Drilling below 50 level provided consistently good results across strike showing that mineralisation extended down to the deepest levels drilled. Several plus 20 g/t intersections over mineable widths were made in quartz material down to 56 level in the vicinity of the KMS. The most significant intersection occurred at 62 level below the KMS, where 13.3 metres of quartz with visible gold assayed 66 g/t. This hold confirmed the down dip extension of the ore body to at least some 400 metres below the 1,600 metres elevation, currently the deepest level of the existing mine infrastructure.

     Southern Africa

     Zimbabwe

         At the RAN project near Freda-Rebecca, mineralised material amounting to 2.8 million tonnes was outlined, a portion of which could be amenable to open pit mining. In addition a small open pit oxide reserve was delineated at the Phoenix Prince prospect.

     Central Africa

         D.R.Congo

         During 2001, the Company increased its Kimin concession by 6,000 square kilometres to cover most of the historically productive Kilo greenstone belt. Exploration is still to commence.

     Mine Development

     Iduapriem/Teberebie

         During 2001, a feasibility study was undertaken on upgrading the CIL plant capacity to 4.0 million tonnes from its present 2.9 million tonnes per annum in order to reduce unit costs. The project includes the installation of an additional SAG mill, upgrading of the elution circuit, conversion from CIL to CIP, and the relocation of crushing activities to a larger crusher which is already operational close to the Teberebie pits. The installation of an overland conveyor to transfer crushed product to the Iduapriem processing plant is also proposed. The results of the study are positive, improving cash flow overall and expanding the ore reserves. The project reached the approval stage at the end of 2001 and is expected to be completed during 2002.

     Bibiani

         During the year, the evaluation of a trackless underground mining operation to exploit extensions of the open pit mineralisation to depth continued but was not finalised. This work has continued in 2002 with a limited diamond drilling programme and geotechnical investigations. Business initiatives to acquire prospective ground within economic haulage distance of the processing plant and extend mine life beyond 2004 will also be further progressed in 2002. In 2001 a small deposit, Mpesetia, containing 30,000 reserve ounces was acquired and mining commenced in the first quarter of 2002.

     Obuasi

         At Obuasi a team has been set up to undertake conceptual engineering work on a project to evaluate the options for exploitation of the recently intersected mineralized material extending to depth below 50 level, currently the deepest level accessible from existing mine infrastructure.

     Freda-Rebecca

         During 2001, the results of exploration drilling on the RAN concession were modelled and evaluation work was undertaken to assess the viability of developing the property. The results will be appraised in 2002 and a decision will then be made on whether or not to proceed with the development of an open pit mining operation on the RAN property and to process the ores at the existing Freda-Rebecca mine treatment plant commencing in 2003.

     Youga

         In 2001, the latest drilling results from exploration activities on the Youga concession were incorporated into the geological model and the feasibility study on the deposit was updated. Submissions were made to the Government of Burkina Faso in respect of Environmental Impact Assessment and Action Plans in order to obtain approval for a mining license, to secure tenure of the properties and to satisfy local expectations as to the timing the development of the property.

         All mine development expenditure was provided from working capital and cash revenues from the mines.

The Gold Market

         Gold is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewellery (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions, and official coins. Certain purchasers of official gold coins, and of high-carat, low mark-up jewellery, may be motivated by investment, so that the net private gold bullion purchases alone do not necessarily represent the total investment activity in gold. Central banks buy, sell and hold gold bullion as part of their national investment strategies.

         Ashanti currently has separate gold refining and purchasing arrangements for each of its mining properties as follows:


Mine                 Refiner
--------------------------------------------------------------------------------
Obuasi:              N.M. Rothschild & Sons and Commerzbank International SA
Bibiani:             UBS AG, Zurich
Iduapriem:           UBS AG, Zurich
Siguiri:             Credit Suisse First Boston
Freda-Rebecca:       Reserve Bank of Zimbabwe
Geita:               Societe Generale de Paris

         Gold is shipped to a refiner and upon receipt the relevant company within the Group is normally credited with funds within two days into offshore and onshore accounts of such company.

         Gold bars produced by mining companies can be of any size and the Company typically produces bars averaging about 800 ounces in weight. It is general practice for the refiner to recognise the value of the silver contained in the gold bar and the Company is credited accordingly. The refinement process upgrades the gold to 99.99% purity by a process of electrolysis.

         The gold bullion market is relatively deep and liquid. Purchase and sales of gold take place around the globe in all sizes and forms. In London, gold trading is conducted by a number of bullion houses, and prices are set twice daily by the five members of the "ring". The ring was originally established to determine the price that represents the benchmark for trades and contracts. The price set is the one at which orders to buy and sell are perfectly matched. Prices are determined in the morning and afternoon, the so called A.M. and P.M. fixes, for each trading day.

         This market provides the foundation for many derivative instruments such as futures, options, warrants and swaps. Substantial producers and purchasers use these markets to hedge their respective positions. The process for a producer involves the use of forward contracts and derivative instruments to hedge part of the production against falls in the gold price. Whilst hedging exposes the Company to certain risks, it is intended to help the Company secure a predictable cash flow which assists in planning and forecasting future revenues, and helping to ensure that financial commitments and other undertakings can be met. For a discussion of the Company's hedging operations, see Item 11 "Quantitative and Qualitative Disclosures About Market Risk."

Ghana

   Introduction

         Ghana is located in West Africa and covers an area of approximately 238,000 square kilometres with a population of approximately 20 million. The State of Ghana was created in 1957, when it became the first of the former colonies in West Africa to gain independence. The official language of Ghana is English and the country is located between the French-speaking countries of Cote d'Ivoire and Togo.

   Political Background

         The period from the granting of independence in 1957 to 1981 was turbulent in the political history of Ghana. During this time, Ghana's governments alternated periodically between military and civilian rules. After the military coup which brought him into power the second time, Flight Lieutenant Jerry Rawlings and his Provisional National Defence Council ("PNDC") government ruled the country for 11 years during which time relative political stability and economic progress was achieved. In November 1992, Jerry Rawlings was elected President in the first democratic election in over a decade.

         The principal step in the transition to the current level of democratic rule was a referendum in April 1992 which endorsed a new constitution. The new constitution gives the President supreme executive power in both civil and military matters. It also provides for a fixed presidential term of office of four years, with a maximum of two terms for any one person, and created a 200 member parliament to oversee the day-to-day functions of the government. While independent international observers declared that the presidential election was fairly decided, opposition parties claimed that the election had been rigged and boycotted the subsequent legislative elections held in December 1992.

         Presidential and parliamentary elections took place in December 1996. Both elections this time were contested and President Rawlings won again with 57.5% of the total votes and the ruling NDC party took 132 of the 200 seats in parliament. Elections were held again in December 2000. Jerry Rawlings was unable to stand for President, having completed his two terms, and there were seven new candidates contesting the presidential election. The first round was inconclusive, with no candidate achieving the required 50% majority. A second round was conducted in early January 2001 between Professor J.E.A. Mills of the National Democratic Congress ("NDC") and Mr. J.A. Kufuor of the New Patriotic Party ("NPP"), which was won by Mr. J.A. Kufuor with 56.9% of the votes cast. The 2000 parliamentary elections also resulted in a defeat for the ruling NDC party, with the NPP winning a total of 99 seats to the NDC's 92 seats. Smaller parties and independent candidates hold the other nine seats.

   Political Structure

         The Constitution, which came into force on January 7, 1993, and is the supreme law of Ghana, establishes the political structure of the government and enshrines a number of fundamental human rights and freedoms (for example, personal liberty, non-discrimination, freedom of expression and concepts of natural justice). The Constitution specifically preserves as current law the written and unwritten laws of Ghana as they existed before the date of the Constitution (except that they are to be construed in conformity with the Constitution) and provides that, as a general matter, other than as provided in the Constitution, the existing law is not to be affected by the adoption of the Constitution. For this reason, and because of the different manifestations of the Government over the years, the principal legislation includes decrees and legislation promulgated by previous governments.

         The Constitution establishes an executive branch headed by a President, a Parliament and an independent judiciary. The President of the Republic of Ghana acts as head of State, head of government and commander-in-chief of the armed forces. In determining government policy, the President is assisted by the Cabinet (which consists of the Vice President and between 10 and 19 Ministers of State), as well as by non-Cabinet ministers and other senior advisers in the office of the President. The President is also advised in relation to legislative matters by a Council of State (which comprises a mix of presidential appointees, representatives from the different regions of Ghana and former holders of high office).

         Parliament holds the legislative authority in Ghana. Matters are generally decided by a simple majority vote, subject to a quorum of at least half the members of Parliament being present. The power of Parliament to make laws is exercised by passing the relevant bill and obtaining Presidential assent.

         The judiciary is independent from the President, the legislature and the executive and subject only to the terms of the Constitution. The judicial branch consists of a Supreme Court, the Court of Appeal, the High Court, Regional Tribunals, and such lower courts of tribunals as Parliament establishes.

   Economy

         Ghana is comparatively well-endowed with natural and human resources. It has a good supply of fertile land suitable for growing a broad range of agricultural commodities, and considerable forestry, fishing and mineral resources, as well as hydro-electric power resources. Agriculture accounts for approximately 50% of GDP, with cocoa being the most important crop.

         The unit of currency in Ghana is the Cedi. The Cedi has been characterised by continuous depreciation against the US dollar over the last decade. The exchange rate was determined by auction until 1992. Currently the exchange rate is set by an interbank market for foreign exchange and the rates are now largely determined on the basis of market forces. During 2000 the Cedi experienced rapid depreciation.

         However, in 2001, mainly through the exercise of more prudent fiscal and monetary policies by the new government, the Cedi was relatively stable against almost all the major currencies with depreciation against the US dollar of only 3.7% for the year, compared with 49.5% for the corresponding period in 2000. Again, inflation, which stood at 40.5% at the end of 2000 and peaked at about 42% in March 2001, was down to 21.3% in December 2001.

         As part of the measures to promote capital and investment growth and to assist the development of venture capital companies the government, in its 2002 budget, has reduced stamp duty on stated capital from 2.0% to 0.5%.

   Economic Recovery Program

         Ghana experienced a protracted economic decline in the mid 1970s and early 1980s. The decline was marked by high and accelerating inflation resulting in overvaluation of the Cedi with the trade account moving into deficit in 1981 after several years in surplus. Lack of foreign investment, emigration of skilled labour and government policies favouring rapid industrialisation through import substitution all weakened the productive base of the economy. Faced with sharply rising inflation, an economic slump and a mounting external deficit, the Government sought outside assistance.

         In April 1983, the Government introduced the Economic Recovery Programme (the "ERP"). The ERP incorporated recommendations of the IMF and World Bank. The main elements of the ERP were to reduce inflation and achieve equilibrium, to reduce the mounting budget deficit and to promote economic growth and export recovery through a realignment of incentives towards productive activities. The program also highlighted the need for structural reform, economic liberalisation and improving the availability of essential consumer goods.

         The ERP, and subsequent actions by the Government, are widely considered to have been generally successful in restoring Ghana's economic health. The economy is still dependent on aid but Ghana ceased in 1991 to rely on IMF balance of payments support, following a period of rapid economic adjustment financed by concessional loans from the IMF. By Sub-Saharan African standards Ghana has achieved an impressive growth performance.

         A Value Added Tax ("VAT") was successfully introduced at the end of 1998. During 1999 and 2000, the Ghanaian economy was negatively affected as a result of low prices for gold and cocoa, and high prices for imported crude oil.

         The newly elected Government is currently in the process of implementing various measures including fiscal reforms, designed to improve the economic situation.

   Highly Indebted Poor Country ("HIPIC") Initiative

         With the large infusion of external loans to finance the ERP, the country's debt carrying capacity was over-stretched without achieving the expected corresponding export recovery. Therefore, in March 2001, the new government decided to take advantage of the HIPIC initiative, which provides debt relief from both bilateral and multilateral creditors. This initiative is aimed at restoring the country to a sustainable debt carrying capacity and to free resources for poverty reduction programmes in the near-term of 2002 to 2004.

   Mining

         After going through a period of contraction for many decades, the Ghanaian mining sector grew markedly during the 1990s. Since 1983, the Government has introduced a number of incentives for mining companies, with the result that new investment has increased. Encouraged by support from the World Bank, with the provision of debt and guarantee facilities from the International Finance Corporation, gold mining has enjoyed a renaissance, with output more than quadrupling since 1987. The vast majority of the output comes from underground and open pit mines in the Western and Ashanti regions.

Regulations and Leases

   Ghana

   Minerals and Mining Law

   General

         Mining activities in Ghana are primarily regulated by the Minerals and Mining Law, 1986 (as amended) (the "Mining Law").

         Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licenses or leases.

         A license is required for the export or disposal of such minerals and the Government has a right of pre-emption over all such minerals. The Government shall acquire, without payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government and the holder of the mining lease subject to arbitration if the parties fail to agree.

         A license or lease (granting a mineral right) is required to reconnoitre or prospect for or mine a mineral in Ghana, and the Minister of Energy and Mines of the Government (the "Minister of Mines") has power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and co-ordinating policies relating to them. The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless specifically exempted.

         A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for certain other activities, such as the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines' prior written approval.

   Control of Mining Companies

         The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease ("a mining company") if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

         (a) "shareholder controller" means a person who, either alone or with certain others, is entitled to exercise, or control the exercise of, 20% or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;

         (b) "majority shareholder controller" means a shareholder controller in whose case the percentage referred to in (a) above also exceeds 50%; and

         (c) "indirect controller" means a person in accordance with whose directions or instructions the directors of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company are accustomed to act.

         A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

         Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

         Where a person, either alone or with certain others, acquires an interest in 5% or more of the voting power of a mining company he is required to notify the Minister of Mines.

         A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller. Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.

         The Mining Law also gives the Government the right to acquire a special share in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The Government holds such a share in the Company, the Golden Share.

         The Regulations of the Company (see Item 10 "Additional Information -
B. Regulations of the Company") also require the Company and the Directors to comply with any order made by the Minister of Mines under the provisions of the Mining Law and provide that any action taken by the Company or the Directors in pursuance of any such order shall be final and conclusive and binding on all persons.

   Payments

         The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 12% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30% or lower will attract a royalty of 3%. For every 1% that the ratio exceeds 30%, the amount of the royalty will increase by 0.0225% up to a maximum of 12% The Laws of Ghana currently provide for income tax at a rate of 30%. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits.

   Retention of Foreign Earnings

         Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends. See Item 10D "Additional Information - Exchange Controls".

   Leases

         Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 Km'pp'2 for any grant and 150 Km'pp'2 in aggregate. A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste is an approved manner. Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal.

         A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving "localisation", being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

         Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

         There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder fails to make payments under the Mining Law when due, if the holder is in breach of any provisions of the Mining Law or of the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals or becomes insolvent or bankrupt or makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false. Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost.

         The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of holder (or, if such consent is unreasonably withheld, without the consent of the Minister). An owner or occupier of any land subject to a mineral right may apply to the holder for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers.

         The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations. A range of activities and breaches of the Mining Law including obstructing the Government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is Cedi 500,000 (at current exchange rate, approximately US$70), and the maximum term of imprisonment is two years.

   Mining Properties

     Obuasi Mining Lease

         The Company's current mining lease for the Obuasi area was granted by the Government on March 5, 1994. It grants to the Company the mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti Region for a term of 30 years from the date of the agreement. In addition the application for a mining lease over the adjacent 140 square kilometres Binsere Prospecting Lease has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres (the "Lease Area"). The Company may, not less than one year before expiry of the relevant lease, apply for an extension and if it is not in default at the time it shall be entitled to an extension upon such terms and conditions as the parties may then agree. The Government also granted to the Company the exclusive rights to work, develop and produce gold in the Lease Area (including the processing, storing and transportation of ore and materials) together with the rights and powers reasonably incidental thereto subject to the provision of the relevant lease for that term.

         The Company is required to pay, to the Government, rent (subject to review every five years, when the rent may be increased by up to 20%) at the rate of approximately US$5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The Company is required to pay tax and effect foreign exchange transactions in accordance with the laws of Ghana.

         Upon the termination or expiration of the agreement, immovable assets in the Lease Area and all other appurtenances in pits, trenches and boreholes shall become the property of the Government without charge. All materials, supplies, vehicles and other moveable assets that are fully depreciated for tax purposes shall become the property of the Government without charge. Other such property shall be offered to the Government at the depreciated value within 60 days. If the Government does not accept the offer within a period of 60 days the Company may sell, remove or otherwise dispose of the property during a period of 180 days after expiry of the offer. All such property not sold, removed or otherwise disposed of shall become the property of the Government without charge. Upon termination or expiry of the agreement, the Company shall leave the Lease Area and everything therein in a good and safe condition and, unless the Chief Inspector of Mines otherwise directs, shall take all reasonable measures to leave the surface of the Lease Area in good and usable condition.

         The agreement is not assignable in whole or in part by the Company without the consent of the Government. The Government may impose such conditions precedent to the giving of such consent as it may deem appropriate in the circumstances. No assignment however may relieve the Company of its obligations under the agreement except to the extent that such obligations are actually assumed by the assignee. When new laws and conditions coming into existence subsequent to the date of the agreement unfairly affect interests of either party to the agreement, the agreement may be renegotiated at the request of the unfairly affected party. The agreement is governed by and construed in accordance with the laws of Ghana. Security over the Obuasi mining lease has been granted to the lenders under the Enlarged RCF by way of a fixed charge over the Obuasi mining lease. The Government (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on June 21, 2002.

   Ayanfuri Mining Leases

         The Company has title to the Ayanfuri and Nanankaw Mining Leases covering an aggregate area of 100 square kilometres, granted on June 7, 1994 for a period of 10 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

   Bibiani Mining Lease

         Bibiani had title to a 50 square kilometre mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease. With effect from

October 1, 2001, the Bibiani mining lease was transferred to the Company from Ashanti Goldfields (Bibiani) Limited. Security over the Bibiani mining lease has been granted to the lenders under the Enlarged RCF by way of a fixed charge over the Bibiani mining lease. The Government (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on June 21, 2002.

   Iduapriem Mining Lease

         The Company has title to the 33 square kilometres Iduapriem mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

   Teberebie Mining Leases

         Teberebie has two leases, one granted in February 1998 for a term of 30 years and another granted in June 1992 for a term of 26 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

Zimbabwe

   General

         All rights to minerals in Zimbabwe are vested in the President of Zimbabwe. Issues relating to the acquisition of mining rights and operation of mines falls under the jurisdiction of the Ministry of Mines, Environment and Tourism and are regulated by the Mines and Minerals Act, 1996.

         Applications for the acquisition of mining and exploration rights must be made through the office of the Mining Commissioner. The application must be made by a company registered in Zimbabwe which may be foreign owned.

         All gold extracted in Zimbabwe has by law to be delivered to Fidelity Refinery, a section of the Reserve Bank of Zimbabwe where gold is further smelted and refined.

         The holder of a mining lease may abandon his holding by applying in writing to the Mining Commissioner and a certificate of abandonment obtained. Forfeiture may be enforced by the Mining Commissioner if the owner fails to obtain an annual inspection certificate which certifies that the owner has met certain production and development criteria.

         Environmental issues are subject to the Environment Act which requires among other things that an Environmental Impact Assessment be undertaken on the commencement of new mining projects. At the termination of the lease the owner has the right to freely dispose of his assets and to obtain a quittance certificate from the Mining Commissioner.

   Freda-Rebecca Mining Leases

         The Company has a mining lease for its Freda-Rebecca operation. The application was originally approved in 1994 and is renewed on an annual basis with no specific term.

Guinea

   General

         In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

         The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish; the freedom to engage and discharge staff in accordance with the regulations in force; free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

   Siguiri Mining Leases

         SAG has title to the Siguiri Mining Concession Area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.

         The original area granted encompassed 8,384 square kilometres which SAG was required to reduce to five or fewer single blocks of not less than 250 square kilometres per block totalling not more than 1,500 square kilometres by November 11, 1996. The retrocession actually reduced the Siguiri Concession Area to four blocks totalling 1,495 square kilometres.

         SAG has the exclusive right to explore and mine in the remaining Siguiri Concession Area for a further 22 year period from November 11, 1996 under conditions detailed in a Convention de Base ("CdeB") ratified by Presidential Decree, thus giving the CdeB the force of law, and predating the new Guinea Mining Code. Key elements in the SAG Convention de Base are: the Government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% is payable on the value of gold exported; a local development tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; the Company is committed to adopt and progressively implement a plan for effective rehabilitation of the mining areas disturbed or affected by operations.

         The CdeB is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by the Company, or if the Company goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

   Tanzania

         A mining licence for the development of the Geita Mine was issued by the Minister for Energy and Minerals of Tanzania in June 1999, expiring in 2024. The mine is now the subject of a joint venture with Ashanti owning 50%.

         A new Mining Act recently came into force replacing the Mining Act 1979. Under this new Act, licencees must maintain reasonable minimum rates of work and expenditure on licences, and provided this is maintained, licences can only be revoked in the case where a licencee becomes unfit to hold a licence, generally because of bankruptcy, or if the Act or Regulations are breached. Upon termination of a licence, the area becomes vacant and may be the subject of new licence applications.

         Current government fiscal policies are regarded as internationally competitive, and include reasonable depreciation provisions and exemption from VAT and customs duties. Royalties on mineral production are levied at the rate of 3% of total mineral revenue. There is also a 10% withholding tax levied on the transfer of branch profits or dividends overseas.

   Exploration Properties

         In general, the exact conditions of the tenements of the Company's exploration properties vary depending on the country in which the tenement is located and the historical background to the tenement application. Generally, however, the tenements extend to the Company (or the Company's joint venture partner) the right to explore for gold (and other minerals) for a period of time which may or may not be renewable during which time the Company is able to establish the existence or not of economic mineralisation, and to complete any feasibility studies, obtain any environmental approvals and to submit an application for a mining lease.

   Royalty Payments and Terms

         Following are royalty payments and related rates for the past three years:

                                       Year ended December  31,
                               2001               2000               1999
--------------------------------------------------------------------------------
                        Royalties          Royalties          Royalties
Country     Property          US$   Rate         US$   Rate         US$   Rate
--------------------------------------------------------------------------------
Ghana       Obuasi            4.3   3.0%         5.4   3.0%         6.2   3.0%
Ghana       Ayanfuri          0.1   3.0%         0.3   3.0%         0.4   3.0%
Ghana       Iduapriem         1.7   3.0%         1.4   3.0%         1.4   3.0%
Ghana       Bibiani           2.1   3.0%         2.3   3.0%         2.2   3.0%
Guinea      Siguiri           2.6   3.4%         2.9   3.4%         2.0   3.0%
Tanzania    Geita             2.2   3.0%         1.4   3.0%          --    --
--------------------------------------------------------------------------------
Total                        13.0               13.7               12.2
================================================================================

NOTES:

1. Royalties are calculated by applying the respective percentages to spot revenues at each mine.

Stripping Ratios and Related Information

         Following is a table that presents strip ratios and related information for the Company's open pit mines:

                                Obuasi(*) Ayanfuri   Iduapriem   Bibiani   Siguiri    Geita
-------------------------------------------------------------------------------------------
1999 Strip ratio                   7.1         1.2         2.6       4.1       0.5      n/a
Waste mined ('000 tonnes)       21,513       1,606      13,019    12,240     3,370      n/a
Ore grade (g/t)                   3.03        1.33        1.15      3.65      1.86      n/a
Ore production ('000 tonnes)     3,035       1,293       5,901     3,014     6,832      n/a
-------------------------------------------------------------------------------------------
2000 Strip ratio                  10.0         3.4         3.1       6.4       0.5      9.6
Waste mined ('000 tonnes)        8,907       2,988      14,954    15,223     5,333   11,852
Ore grade (g/t)                   4.20        1.50        1.25      3.38      1.33      3.0
Ore production ('000 tonnes)       891         884       4,824     2,368    10,804    1,240
-------------------------------------------------------------------------------------------
2001 Strip ratio                   n/a         3.2         2.9       5.5       0.6      6.0
Waste mined ('000 tonnes)          n/a       1,059      13,839    13,981     5,268   27,215
Ore grade (g/t)                    n/a        1.50        1.58      3.58      1.34     3.80
Ore production ('000 tonnes)       n/a         332       4,852     2,560     8,517    4,522
===========================================================================================


(*)Obuasi had both underground and open pit mining operations in 1999 and 2000.
   Data relates to the open pit mining operations of Obuasi.

         Each commercially mineable deposit has an overall design strip ratio based on the economically optimized and fully engineered pit layout. The strip ratio changes from period to period depending upon the configuration of the ore body, mining and production considerations. It is usually necessary to mine at varying strip ratios each year in order to excavate the tonnage of ore required to be sent to the processing plant for that period.

Environmental Matters

   General

         Processing activities of the kind carried out by the Company involve the use of substances, and generate by-products, which can be harmful to the environment. For example, cyanide is used in the treatment processes.

   Ghana

         In 1999, the Environmental Assessment Regulations, LI 1652 (the "Instrument") were adopted in Ghana to regulate environmental matters. These include the issue of an environmental permit (the "Permit") or environmental certificate (the "Certificate") and submission of reports in respect of ongoing or proposed mining or related activities. Violation of the Instrument is punishable upon summary conviction by a fine or imprisonment not exceeding one year and a daily fine for continuing violations.

   Environmental Permit and Report

         Under the Instrument no mining operation or other activity likely to affect the environment or public health adversely may be undertaken without a Permit. An existing mining operation must similarly obtain a Permit upon notification by the Environmental Protection Agency (the "Agency") that its activity has or is likely to have such effect. Upon receipt of an application the Agency will conduct an initial screening and inform the applicant within 25 days of the grant or refusal of the application or the need for the applicant to submit an Environmental Impact Statement (the "Statement") or a Preliminary Environmental Report (the "Preliminary Report") for consideration. Where the application is refused the activity shall not be commenced or continued, subject to the period of public hearing or the time for the submission of a Statement or where only a Preliminary Report is required by the Agency. A holder of a Permit is required to submit an Environmental Report (the "Environmental Report") covering each 12 months' operation.

   Public Hearing

         The Instrument provides for a public hearing of an application for a Permit in respect of an undertaking that has generated adverse public reaction or the undertaking is likely to result in the settlement, or dislocation of a community or otherwise have extensive and far reaching effect on the environment.

   Validity of Permit

         A Permit is valid for 18 months from the date of issue after which it shall become invalidated unless the applicant commences operations within the period or applies for renewal.

   Environmental Certificate and Management Plan

         Within 24 months of commencement of business of an undertaking for which a Statement or a Preliminary Report is approved, the person responsible for such undertaking shall obtain a Certificate. An environmental management plan of operations must also be submitted within 18 months of commencement of operations and every three years thereafter in respect of existing or proposed undertakings.

   Reclamation Bond

         Where the Agency requires an undertaking to submit a reclamation plan for approval, such undertaking shall post a reclamation bond in support of the approved reclamation work plan.

   Withdrawal of Permits and Certificates

         The Agency is empowered to suspend, revoke or cancel a Permit or Certificate where the holder defaults in obtaining the required authorisation for the undertaking or violates any provision in the Instrument or any other environmental regulation or defaults in prompt payment of a required fee; or violates a condition imposed in a Permit or Certificate or defaults in the mitigation commitments in his Report or management plan. Additionally the Agency may suspend and modify a Permit or Certificate where a fundamental change in the environment occurs during the implementation of such a Permit or Certificate.

Grievance Procedure

         A person aggrieved by a decision or act of the Agency may file a complaint with the Minister within 30 days in the specified form. Within 14 days of receipt of the complaint, the Minister shall refer the complaint to a five-member board of enquiry. The board is required to give a fair hearing and determine the matter within 60 days. It may alter the decision in issue or request the Agency to determine the application, if applicable within a specified period or give such direction as it deems just.

Codes of Practice, Standard and Guidelines

         The Agency may publish codes of practice, standards and guidelines for any matter contained in the Instrument or relating to the protection, development and rehabilitation of the environment.

Environmental Operations

         The Company believes it is in material compliance with applicable environmental regulations in the jurisdictions in which it operates mines. Compliance with these regulations in recent years has not had, and is not currently expected to have, a material impact on its operations or capital expenditures.

         Full time environmental officers are located at each of the Company's mines. These officers conduct regular environmental audits, training of site personnel and the compilation of Environmental Impact Assessments ("EIAs") and action plans.

         In 2001, Integrated NOSA audits, which include environmental monitoring as well as the previous health and safety inspections, were undertaken at all of the Company's mines.

         Implementation of the Ayanfuri mine closure plans commenced in 2001. The major components of the rehabilitation program were prioritised, allocated, costed and scheduled.

         At Obuasi, a new system of cyanide detoxification was successfully installed and tested in 2001 and it is planned to expand the capacity of the system in 2002. Also, residual arsenic previously recovered at the PTP is now being disposed of through the BIOX'r' plant at STP where it is re-dissolved and converted into ferric arsenite which is stable and can be safely disposed of into the tailings dam.

         In 2000 and 2001, the Company participated in the drafting and submission of proposed guidelines for mining in forest reserve areas in Ghana to the relevant government authorities for review.

Compliance with Environmental Regulations

         The Company has obtained environmental permits for all its operating mines and is in compliance with these permits. It is not a party to any litigation or administrative proceedings instituted by the Environmental Protection Agency of Ghana or equivalent agencies in Guinea, Tanzania or Zimbabwe, nor have any such actions been threatened in respect of breaches of environmental compliance or requirements.

Glossary of Terms

         adit A tunnel driven horizontally into a mountainside providing access to an ore deposit.

         BIOX'r' Gencor's registered name for its bio-oxidation leaching process.

         bio-oxidation The use of bacterial activity to oxidise sulphide minerals.

         carbon-in-leach (CIL) process A modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

         carbon-in-pulp (CIP) process A process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing the gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. The gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis or by zinc precipitation.

         cash operating cost A measure of the average cost of producing an ounce of gold, calculated by dividing the total working costs in a period by the total gold production over the same period. Working costs represent total operating costs less royalties and depreciation and are before corporate administration and exploration costs.

         committed ounces With regard to hedging, committed ounces represent future obligations of the Company to deliver gold at a pre-agreed maximum price. This includes obligations arising from sold call options and forward contracts. Sold call options are netted against bought call options in calculating committed ounces. Committed ounces therefore totals net call options and forward sales.

         contained ounces Represents ounces in the ground with reduction due to mining loss and dilution but before metallurgical losses.

         cyanide leaching The extraction of a precious metal from an ore by its dissolution in a cyanide solution.

         decline An inclined underground access way.

         delta Delta is the change in the price of a derivative instrument as the price of the underlying asset changes. Delta can practically be interpreted as the amount of gold that would need to be bought (negative delta) or sold (positive delta) in order to neutralise the change in the mark-to-market value of the hedge book for a small change in the price of gold; this number can be used to calculate the approximate change in the mark-to-market price of the hedge book for a given change in the price of gold (assuming no other changes in the other factors, such as volatility, lease and interest rates, that influence the mark-to-market value of the hedge book).

         diamond drilling or core drilling A drilling method, where the rock is cut with a diamond bit, usually to extract cores.

         dilution Waste which is commingled with ore in the mining process.

         enterprise risk The entity as a whole is exposed to price or rate risk as future cash flows or fair values will change as the underlying prices or rates change. A hedging instrument should reduce enterprise risk to qualify for hedge accounting. In general, a hedging instrument reduces enterprise risk if it reduces the losses, and in certain circumstances, gains, attributable to changes in the price of assets, liabilities, committed transactions, and hedgeable anticipated transactions that are related economically to the index underlying the hedging instrument.

         feasibility study A detailed technical and economic analysis of the viability of a project covering all aspects from geology, environmental and legal matters to mining, processing and operations.

         flotation A recovery process by which valuable minerals are separated from waste to produce a concentrate. Selected minerals are induced to become attached to air bubbles and to float.

         forward sales The sale of a commodity for delivery at a specified future date and price.

         geochemical sampling Samples of soils, stream sediments or rock chips taken to determine the quantities of trace and minor elements.

         gold lease rate swaps A gold lease rate swap is a contract whereby the Company and its counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed gold lease rate based upon that amount of gold and the other party pays a floating gold lease rate based on the same amount of gold. The Gold Lease Rate is the deposit or borrowing rate for gold.

         gold rho Gold rho is the change in the price of a gold derivative instrument as the gold interest rate changes.

         gold vega Gold vega is the change in the price of a volatility based derivative instrument as the volatility of gold changes.

         grade The relative quality or percentage of ore metal content.

         heap leaching A low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

         mark-to-market The mark-to-market of a hedge portfolio is the estimated value of the hedge portfolio at a specific point in time. The calculation of the mark-to-market involves the present value of cash flows and valuations of all instruments in the hedge portfolio at the current relevant market rates. Mark-to-market varies according to the market rates and valuation model used in the calculation. Mark-to-market is influenced by market rate assumptions.

         milling/mill The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

         mineralised zone Any mass of host rock in which minerals, at least one of which has commercial value occur.

         mtpa Million tonnes per annum.

         open pit/open cut Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

         ore Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit.

         orebody A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.

         oxide That portion of a mineral deposit within which sulphide minerals have been oxidised, usually by surface weathering processes.

         pre-stripping Removal of overburden in advance of beginning operations to remove ore in an open pit operation.

         probable ore reserve Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

         prospect A mineral deposit with insufficient data available on the mineralisation to determine if it is economically recoverable, but warranting further investigation.

         prospecting licence An area for which permission to explore has been granted.

         protected ounces With regard to hedging protected ounces represent future sales of gold for which the future price has either been fixed with a forward contract or where the Company has ensured a minimum sales price through its net bought option position. The net bought put option position is the net of purchased put options and sold put options. Protected ounces therefore totals net bought put options combined with forward sales.

         proven ore reserve Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size shape, depth and mineral content of reserves are well-established.

         reclamation The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.

         recovery A term used to indicate the proportion of valuable material obtained during the mining or processing of an ore. The recovery is generally expressed as a percentage of the material recovered compared to the total material present.

         reverse circulation drilling A drilling method employing double walled drill rods. The drilling fluid (usually air or water) is pushed down the annulus between the rods. The cuttings are blown up the middle.

         spot price The current price of a metal for immediate delivery.

         stope The underground excavation from which ore is extracted.

         strike length Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.

         stripping The process of removing overburden to expose ore.

         strip ratio The ratio of overburden and segregable waste to ore in an open pit operation.

         sulphide A mineral characterised by the linkages of sulphur with a metal or semi-metal, iron sulphide. Also a zone in which sulphide minerals occur.

         tailings The waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in the metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date.

         theta The change in the mark-to-market value of a derivative based investment or hedge book as a result of a one day passage of time, with all other market factors remaining the same.

         transaction risk The risk of an increase or decrease in price or cash flows relating to a particular asset, liability, or committed or anticipated transaction. Transaction risk is reduced by a hedging transaction if an instrument used is expected to offset the risk of such increase or decrease on the hedged item, regardless of the impact on the enterprise as a whole.

         trenching Making elongated open-air excavations for the purposes of mapping and sampling.

         US rho US rho is the change in the price of a derivative instrument as the US interest rate.

         waste Rock lacking sufficient grade and/or other characteristics of ore to be economic.

Metric Conversion

1 tonne                 = 1 t                   = 1.10231 tons
1 gramme                = 1 g                   = 0.03215 ounces
1 gramme per tonne      = 1 g/t                 = 0.02917 ounces per ton
1 hectare               = 1 ha                  = 2.47105 acres
1 kilometre             = 1 km                  = 0.621371 miles
1 metre                 = 1 m                   = 3.28084 feet

All tons are short tons of 2,000 pounds
All ounces are troy ounces

C. Organizational Structure

         The Company operates its business through various subsidiary companies. The key subsidiaries are as follows:

                                                    Class of      Interest in
Company and country of incorporation    principal activities      shares held   Per cent
----------------------------------------------------------------------------------------
Ghana
Ashanti Goldfields (Bibiani) Limited            Gold Mining          Ordinary        100
                                                                 No par value
Ghanaian-Australian Goldfields Limited          Gold Mining          Ordinary         80
                                                                 No par value
Teberebie Goldfields Limited                    Gold Mining          Ordinary         90
                                                                 No par value
----------------------------------------------------------------------------------------
Guinea
Societe Ashanti Goldfields de Guinee S.A.       Gold Mining          Ordinary         85
----------------------------------------------------------------------------------------
Zimbabwe
Ashanti Goldfields Zimbabwe Limited             Gold Mining          Ordinary        100
----------------------------------------------------------------------------------------
Isle of Man
Ashanti Treasury Services Limited                  Treasury          Ordinary        100
Geita Treasury Services Limited                    Treasury          Ordinary        100
----------------------------------------------------------------------------------------
Cayman Islands
Ashanti Capital Limited                           Financing          Ordinary        100
Ashanti Finance (Cayman) Limited                  Financing          Ordinary        100
Ashanti Capital (Second) Limited                  Financing          Ordinary        100
========================================================================================

NOTE:

The above table does not include the Geita Joint Venture in which the Company only holds a 50% interest.

D. Property, Plant and Equipment

         Information regarding production, reserves, location, developments and nature of interests have been included in Item 4B "Business Overview".

         The following table sets forth the Company's expenditures (including capitalized exploration) on its properties for the last three years.

                                                    2001         2000         1999
                                                    US$m         US$m         US$m
----------------------------------------------------------------------------------
Obuasi                                              30.1         32.6         59.2
Bibiani                                              1.0          2.8          6.9
Siguiri                                              7.0         11.6         21.2
Freda-Rebecca                                        6.8          4.8         10.2
Geita mine construction                                -         85.7         82.5
Iduapriem                                            3.6          2.6          2.1
Others                                               1.1          5.5          6.9
----------------------------------------------------------------------------------
                                                    49.6        145.6        189.0
==================================================================================

Item 5. Operating and Financial Review and Prospects

         The following should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in Item 18 herein as well as the selected financial data set out in Item 3 herein. Such financial statements have been prepared in accordance with the accounting policies set out in note 1 to the financial statements and with UK GAAP which differs in significant respects from US GAAP. For a discussion of the significant differences between UK and US GAAP as they relate to the Company, see Note 31 to the consolidated financial statements.

Critical Accounting Policies and Estimates

         The Operating and Financial Review and Prospects is based upon the Company's consolidated financial statements. The preparation of these financial statements is in accordance with generally accepted accounting principles in the United Kingdom which require the Company to make estimates about the effect of matters that are uncertain and to make difficult, subjective and complex judgements. These estimates and assumptions affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. The Company evaluates all these estimates on an ongoing basis. Actual results could differ from estimates.

The Company believes the following represent its critical accounting policies and estimates.

(a) Revenue Recognition

         The Company recognizes revenue when gold is produced in the form of dore in the gold room, and is based on the quantity and spot price at that date. Gold is a liquid commodity that is dealt with on the international stock exchanges, and the Company has refining and purchase agreements with several international banks. These provide that the actual sale price is the spot price on the first working day after the date of delivery to the refiner and the actual quantity invoiced is the quantity after the gold is refined usually within one day. Consequently Ashanti processes an adjustment on completion of the refining process to adjust revenues recognised at the time of producing dore to actual revenues. While this adjustment has historically been de minimis any significant reduction in the spot price or reduction in quantity of gold before and after refining may have a material adverse impact on the Company's operating results.

(b) Environmental Provision

         The Company is required by environmental regulations in the jurisdictions in which it operates and the terms of its mining licences to restore mining sites to their original condition. The expected cost of any decommissioning or other site restoration programmes incurred during the construction of the mine as determined by independent environmental experts is discounted at the weighted average cost of capital and capitalised at the beginning of each project and amortised over the life of mine using the unit of production method. In determining these costs, assumptions are made based on current mining methods, statutory regulations, scope of work to be performed and related costs. The Company regularly reviews the adequacy of closure and reclamation accruals based on current estimates of future costs. A significant change in the assumptions underlying the estimate of the expected cost of decommissioning or other site restoration programmes may result in a material adverse impact on the Company's operating results.

(c) Impairment of long-lived assets

         The Company's long-lived assets include long-term investments, goodwill and other tangible assets. In assessing the potential for impairment of its long-lived assets the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Effective January 1, 2001, under US GAAP, expected future cash flows from derivative instruments are not included in asset impairment tests. If estimates or assumptions change in future, the Company may be required to record asset impairment charges not previously recorded and this may have a material adverse impact on the Company's operating results.

(d) Life of Mines

         The Company periodically reviews mining schedules, production levels and asset lives in its life of mine planning for all of its operating development properties. Significant changes in the life of mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the analysis the Company reviews its accounting estimates and adjusts depreciation, amortisation, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, such adjustments may have a material adverse impact on the Company's operating results.

(e) Deferred Tax

         Deferred tax assets and liabilities are recognised based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. When a deferred tax asset arises the Company reviews the asset for recoverability and establishes a valuation allowance where the Company determines it is more likely than not that such an asset will not be realised. If the Company determines that additional valuation allowance is required, or there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, an additional tax charge may arise that will increase the Company's effective tax rate and result in a material adverse impact on the Company's operating results.

(f) Foreign Exchange

         The Company earns all of its revenues in US dollars and the majority of its transactions and costs are denominated in US dollars or based on US dollars. As a result, the Company does not believe that inflation, either cedi or US dollar inflation, has had a material effect on the Company's operations. However, any significant changes in the transactions and costs that are not denominated in US dollars, or based on US dollars, may have a material adverse impact on the Company's operating results.

(g) Ore Reserves

         The Company estimates on an annual basis its ore reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of the Company. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. The Company uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items.

Recent Accounting Pronouncements

         In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company adopted SFAS 141 for all acquisitions subsequent to the adoption date.

         In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142, which became effective from January 1, 2002, requires that goodwill and other intangible assets that have an indefinite useful life will no longer be amortized but rather will be tested at least annually for impairment. SFAS 142 also requires the Company to perform a transitional assessment of whether there is an indication that goodwill was impaired at the date of initial application, January 1, 2002. Any goodwill impairment loss is required to be recognized as the cumulative effect of a change in accounting principle no later than the end of the year of initial application. The Company is also required to review its other intangible assets for impairment and to reassess the useful lives of such assets and make necessary adjustments.
At January 1, 2002, the Company had goodwill, net of accumulated amortization, of approximately US$18.9 million under US GAAP, which would be subject to the transitional assessment provisions of SFAS 142.

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The Company is currently reviewing this statement to determine its impact on future financial statements.

         In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. The Company is currently reviewing these statements to determine their impact on future financial statements.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not believe the adoption of SFAS 145 will have a material impact on its financial position, results of operations or cash flows.

         In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

         In November and December 2000 the UK Accounting Standards Board issued three new standards - FRS 17, Retirement Benefits, FRS 18, Accounting Policies and FRS 19, Deferred Tax. FRS 17 and FRS 18 will have no significant impact on the Company's financial statements. Under FRS 19, which is effective for accounting periods ending on or after January 23, 2002, a basis of `full' rather than `partial' provision should be adopted for all deferred tax liabilities and assets, with assets being recognized where it is considered more likely than not that they will be recovered. This will bring UK GAAP broadly into line with current US GAAP. Had FRS 19 been applied as at December 31, 2001, a net deferred tax asset of US$6.9 million would have been recognized in the UK GAAP balance sheet. This amount will be recognized as a prior period adjustment upon adoption of FRS 19 for the year ended December 31, 2002.

Cash Operating Costs

         Operating costs before corporate administration, exploration and other costs are referred to as "cash operating costs" for the purpose of the following discussion. Cash operating costs per ounce are calculated by dividing cash operating cost by ounces of gold produced. Cash operating costs have been calculated on a consistent basis for all periods presented.

         Cash operating costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other GAAP measures or as an indicator of the Company's performance, and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash operating costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

         (i)   An indication of a mine's profitability and efficiency;

         (ii)  The trend in costs as the mine matures;

         (iii) A measure of a mine's gross margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and

         (iv) An internal benchmark of performance to allow for comparison against other mines.

         See below for a reconciliation of cash operating costs to total operating costs as included in the Company's audited financial statements for each of the three years in the period ending December 31, 2001. In addition, the Company has also provided below details of the ounces of gold produced by mine for each of the three years in the period ending December 31, 2001.

                                     2001                         2000                     1999
                                Total     Production         Total   Production      Total   Production
                               (US$m)       (Ounces)        (US$m)      (Ounces)    (US$m)      (Ounces)
--------------------------------------------------------------------------------------------------------
Mine
Obuasi                           101.4       528,451          133.5     640,988       164.6     743,111
Ayanfuri                           2.8        11,517            8.9      36,316         9.0      44,424
Iduapriem                         44.0       205,130           43.2     193,868        40.6     163,700
Bibiani                           43.1       253,052           36.8     273,711        42.4     261,899
Siguiri                           62.2       283,199           54.8     303,381        44.3     239,218
Freda-Rebecca                     22.8       102,654           22.2     112,164        18.9     109,184
Geita                             38.9       272,781           25.7     176,836          --          --
                                 -----     ---------          -----   ---------       -----   ---------
Total cash operating
costs                            315.2     1,656,784          325.1   1,737,264       319.8   1,561,536
                                           ---------                  ---------               ---------
Corporate
  administration costs            21.2                         25.3                    25.8
Exploration costs                  6.5                         14.2                    12.4
Other                              6.8                           --                     0.7
                                 -----                        -----                   -----
Operating costs                  349.7                        364.6                   358.7
Exceptional operating
  costs                             --                        215.2                    79.1
Royalties                         13.0                         13.7                    12.2
Depreciation and
  amortisation                    94.9                        114.8                   114.9
                                 -----                        -----                   -----
Total costs                      457.6                        708.3                   564.9
                                 -----                        -----                   -----

         The Company's average cash operating costs in 2001 were US$190 per ounce, up US$3 per ounce on 2000 due primarily to lower production at Bibiani and Siguiri.

Results of Operations

     12 Months Ended December 31, 2001 Compared to 12 Months Ended December 31, 2000.

     Revenue

         Total revenue for the year of US$554.4 million was 5% lower than last year's level of US$582.2 million, due to lower production. Spot revenue generated amounted to US$455.8 million (2000: US$485.2 million) and hedging income totalled US$98.6 million (2000: US$97.0 million). The average gold price realized during the year of US$335 per ounce was in line with the price realized in 2000.

     Hedging

         Hedging income for the year totalled US$98.6 million, of which US$41.6 million was realized from the close-outs of maturing hedging contracts and US$57.0 million was released from deferred hedging income i.e. income from previously closed-out hedging contracts.

         In accordance with the Company's accounting policy, income from early close-outs is credited to revenue for the originally designated delivery period. At December 31, 2001, deferred hedging income totalled US$65.6 million (2000:
US$120.0 million) of which US$35.0 million will be credited to revenue in 2002.

         The table below shows the movement in fair value of the hedge book and its component parts:


                                                  As at December 31,
                                                  2001         2000       Movement
                                          (in US$ millions except valuation spot price)
---------------------------------------------------------------------------------------
Forward Sales                                   117.6          93.3          24.3
---------------------------------------------------------------------------------------
Puts:  Bough                                     52.7          24.5          28.2
       Sold                                      (1.7)         (1.6)         (0.1)
---------------------------------------------------------------------------------------
Calls: Sold                                     (53.7)        (55.0)          1.3
       Bought                                     5.4           6.5          (1.1)
---------------------------------------------------------------------------------------
Convertible Structures                           10.5          22.4         (11.9)
---------------------------------------------------------------------------------------
Lease Rate Swaps                                (42.0)        (61.0)         19.0
---------------------------------------------------------------------------------------
Total                                            88.8          29.1          59.7
=======================================================================================
Valuation Spot Price (US$)                        277           273


         The fair value of each component is based on the prevailing gold spot price, US interest rates, gold forward rates and volatilities. The net increase in fair value of the hedge book in the period was primarily attributable to the reduction in US interest rates and time decay of the book.

         The Company accounts for derivative contracts using hedge accounting and therefore these instruments are not marked to market on the balance sheet. The accounting treatment of these instruments under US GAAP differs from that under UK GAAP. Details of this difference are set out in Note 31e) to the consolidated financial statements of Ashanti included elsewhere in this filing.

         Ashanti's gold hedging program has the primary objective of protecting the Company's revenue stream such that the cash flow of the Company going forward will be adequate to meet its obligations as they fall due. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk" for further details on hedging.

     Cash Operating Costs

         Total cash operating costs were US$190 per ounce as compared to US$187 per ounce in 2000, due to lower production primarily at Siguiri and Bibiani. Obuasi's cash operating costs however fell by 8% from US$208 per ounce in 2000 to US$192 per ounce in 2001.

     Obuasi

         Cash operating costs at Obuasi decreased from US$208 per ounce in 2000 to US$192 per ounce in 2001, a drop of 8% due to the closure of high cost surface operations as well as cost control measures and re-engineering of mining and processing operations.

         Underground production fell marginally from 493,926 ounces in 2000 to 485,452 ounces in 2001.

         Tailings retreatment produced 42,999 ounces (2000: 43,756 ounces) for the year ended December 31, 2001.

     Ayanfuri

         Gold production at Ayanfuri was 11,517 ounces in 2001 (2000: 36,316 ounces), as the mine ceased operations in June 2001. Cash operating costs per ounce in 2001 were US$243 per ounce (2000: US$245 per ounce).

     Bibiani

         Bibiani produced 253,052 ounces (2000: 273,711 ounces) at a cash operating cost of US$170 per ounce (2000: US$134 per ounce). The reduction in gold production is due to the reduced mill feed grade and lower recovery which resulted in higher cash operating cost per ounce produced.

     Iduapriem and Teberebie

         Gold production for 2001 was 205,130 ounces of gold, exceeding 193,868 ounces of gold in 2000. Cash operating costs were reduced to US$214 per ounce from US$223 per ounce in 2000.

     Siguiri

         Siguiri produced 283,199 ounces (2000: 303,381 ounces) at a cash operating cost of US$220 per ounce (2000: US$181 per ounce). Production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during the year.

     Freda-Rebecca

         Full year production in 2001 was 102,654 ounces at a cash operating cost of US$222 per ounce compared to 112,164 ounces at US$198 per ounce in 2000.

         The economic and political situation in Zimbabwe during 2001 continued to pose a series of difficult problems for the management team. The foreign exchange constraints and the fixed exchange rate coupled with high inflation put severe pressure on the supply function, causing delays in receiving supplies. Additionally, prices being quoted by suppliers increased, resulting in higher operating costs. However, Ashanti has the approval of the Reserve Bank of Zimbabwe ("RBZ") to retain a portion of its gold production offshore to meet foreign currency operating and capital expenditure payments and to repay its debt. Pursuant to this approval, during 2001, the Freda-Rebecca mine utilized approximately US$7.1 million to meet overseas supplier payments and US$6.9 million was repatriated to settle debt. Towards the end of the year, in response to a request by the Chamber of Mines, RBZ increased the allocation of foreign exchange in respect of gold mining companies, which will benefit the mine.

     Geita

         Geita mine, in its first full year of production, produced a total of 545,562 ounces at a cash operating cost of US$143 per ounce, of which 50% is attributable to Ashanti. Following the sale of a 50% interest in Geita in December 2000, the Geita Joint Venture in 2001 is accounted for using the gross equity method of accounting.

     Exploration and Corporate Administration

         Exploration expenditure during the year was lower at US$6.5 million (2000: US$14.2 million) due to rationalization of non-mine site exploration expenditure. Corporate Administration expenditure for the year was also lower by 16% at US$21.2 million (2000: US$25.3 million) due to our cost reduction efforts.

     Depreciation

         Total depreciation and amortisation charges (before exceptional items) for the year were lower at US$94.9 million (2000: US$114.8 million) due to the asset impairment recorded at the end of 2000.

     Total Costs

         Total costs before exceptional items but including depreciation and amortisation for the year amounted to US$457.6 million (2000: US$493.1 million). The total costs per ounce fell from US$284 per ounce in 2000 to US$276 per ounce in 2001.

     Redundancy Costs

         Total costs in 2000 included redundancy costs at Obuasi of US$3.0 million. In 2001 no further employees were made redundant and no further costs were charged.

     Financing Costs

         Net interest charges fell by 43% from US$51.3 million in 2000 to US$29.4 million in 2001. This significant reduction was due primarily to lower debt levels as compared to 2000.

     Taxation

         Total taxation charged to the profit and loss account amounted to US$6.8 million (2000: US$8.8 million). This included US$6.6 million of corporate tax for the current year, US$8.2 million in respect of prior years and a release of deferred tax of US$8.0 million.

     Earnings

         Earnings for the year more than doubled the level recorded last year, at US$62.7 million (2000: Earnings before exceptional items at US$30.5 million). This was due to lower depreciation and interest charges partly off-set by lower production. Earnings per share was US$0.56 (2000: US$0.27 per share before exceptional items).

     Dividend

         The Group is in the process of strengthening its financial position by restructuring its balance sheet. The banking covenants prohibited the payment of cash dividends until gross borrowings fell below US$300 million. Given these reasons and the deficit in reserves, no dividend was proposed for 2001.

     Cash Flow

         The net cash inflow from operating activities was US$95.4 million (2000: US$149.4 million). The reduction in 2001 was due principally to the non-consolidation of Geita following the sale of a 50% interest in December 2000 and lower cash flows from other operations.

         Net interest paid decreased to US$22.4 million (2000: US$56.4 million), following the reduction in amounts outstanding on the Revolving Credit Facility in December 2000. Capital expenditure reduced to US$49.6 million (2000: US$145.6 million), after the completion of the Geita project in 2000. Expenditure in 2001 comprised US$30.1 million invested at the Obuasi mine and US$19.5 million at other mines.

         Cash inflows from management of liquid resources of US$9.7 million (2000: US$13.3 million) primarily result from a reduction in funds on deposit as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

         Cash outflows relating to financing activities decreased to US$40.6 million (2000: US$186.3 million), primarily representing repayments on the Revolving Credit Facility, together with repayments on other loans.

     Capital Expenditure

         Group capital expenditure decreased from US$145.6 million in 2000 to US$49.6 million primarily due to the completion of the Geita project in 2000. The Group's capital expenditure during 2001, included US$30.1 million at Obuasi and US$19.5 million at the other mines, excluding Geita. Ashanti's 50% share of Geita's 2001 capital expenditure amounted to US$7.5 million.

     12 Months Ended December 31, 2000 Compared to 12 Months Ended December 31, 1999.

     Revenue

         Total revenue for the year was maintained at US$582.2 million (1999:
US$582.1 million), despite the lower average realized gold price of US$335 per ounce (1999: US$372 per ounce), due to an 11% increase in production - 1,737,264 ounces (1999: 1,561,536 ounces).

         Spot revenue generated amounted to US$485.2 million (1999: US$438.1 million). Hedging income totalled US$97.0 million, of which US$54.4 million was realized from the close-outs of maturing hedging contracts and US$42.6 million was released from deferred hedging income i.e. income from previously closed-out hedging contracts. In accordance with the Company's accounting policy, income from early close-outs is credited to revenue in the originally designated delivery period. At December 31, 2000, deferred hedging income totalled US$120 million (1999: US$157 million) of which US$54 million will be credited to revenue in 2001.

     Operating Costs

     Obuasi

         Cash operating costs at Obuasi decreased from US$222 per ounce in 1999 to US$208 per ounce in 2000, a drop of 6.3% due to improved costs control and the closure of high cost surface mining.

         Underground production increased marginally from 490,013 ounces in 1999 to 493,926 ounces in 2000, at a cash operating cost of US$204 per ounce compared to US$206 per ounce in 1999.

         Surface gold production declined from 209,797 ounces in 1999 to 103,306 ounces at a cash operating cost of US$267 per ounce in 2000 (1999: US$277 per ounce) due to the phasing out of surface mining in 2000.

         Tailings retreatment produced 43,756 ounces (1999: 43,301 ounces) for the year ended December 31, 2000 at a cash operating cost of US$114 per ounce (1999: US$144 per ounce).

     Ayanfuri

         Gold production at Ayanfuri fell by 18% to 36,316 ounces in 2000 (1999:
44,424 ounces), as ore reserves were gradually depleted. Consequently cash operating costs increased from US$202 per ounce in 1999 to US$245 per ounce in 2000 on the lower level of gold production.

     Bibiani

         Bibiani achieved another year of record gold production of 273,711 ounces (1999: 261,899 ounces) at a cash operating cost of US$134 per ounce (1999: US$162 per ounce), maintaining its position as the lowest cash cost producer in the Company. The fall in cash operating costs was due to continuing efficiencies and increased production.

     Iduapriem and Teberebie

         Production at Iduapriem and Teberebie was 193,868 ounces for 2000 (1999: 163,700 ounces), at a cash operating cost of US$223 per ounce (1999:
US$248 per ounce). Higher throughput grades achieved during the year accounted for the increase in production and lower cash operating costs.

         In June 2000 the Company acquired the adjacent Teberebie mine from Pioneer Goldfields. Production for the period to December 2000 was 26,976 ounces at cash operating costs of US$161 per ounce.

     Siguiri

         Siguiri produced a record 303,381 ounces (1999: 239,218 ounces) at a cash operating cost of US$181 per ounce (1999: US$185 per ounce). Cash operating costs were adversely affected by lower mined and stacked grades, and a 50% increase in the price of diesel fuel.

     Freda-Rebecca

         Production at Freda-Rebecca in 2000 was 112,164 ounces, at a cash operating cost of US$198 per ounce as against 109,184 ounces at US$174 per ounce in 1999. The economic and political situation in Zimbabwe during the year, particularly the lack of foreign exchange and fixed exchange rate, coupled with high inflation, accounted for the increase in cash operating costs during the year.

     Geita

         Geita mine was commissioned in June 2000, and produced a total of 176,836 ounces during the year at a cash operating cost of US$145 per ounce.

     Exploration and Corporate Administration

         Exploration expenditure for the year was higher at US$14.2 million (1999: US$12.4 million). This was primarily due to increased drilling exploration at the mines and on the Pangea property in Tanzania.

         Corporate administration expenditure for the year totalled US$25.3 million (1999: US$25.8 million).

     Depreciation

         Depreciation and amortization charges (excluding exceptionals) were maintained at US$114.8 million (1999: US$114.9 million).

     Total Costs

         Total costs (before exceptional items) including depreciation and amortization amounted to US$493.1 million (1999: US$485.8 million). The total costs per ounce fell from US$311 per ounce in 1999 to US$284 per ounce in 2000.

     Exceptional Items

         Exceptional items in 2000, which have been identified separately in the profit and loss account, comprised the following:

     Exceptional gain:

         o Profit arising from the disposal of 50% interest in the Geita mine amounting to US$51.2 million

     Exceptional charges:

         o In view of the continued low gold price environment, an impairment review was carried out in 2000. This resulted in the reduction in the carrying value of the mining assets at Obuasi, Freda-Rebecca and Kimin totalling US$193.5 million.

         o Ashanti agreed, as part of its negotiations with its banks and Hedge Counterparties, during the period leading up to the Geita sale, to close out certain hedge positions which resulted in an exceptional loss of US$14.7 million. In connection with this closeout, Ashanti settled US$6.9 million in cash, and the remaining US$7.8 million was treated as a borrowing under the Existing RCF.

         o Included in operating expenses for the year ended December 31, 1999 was a charge of US$17 million for redundancy costs associated with the decision to close the surface mining operations, certain treatment plants, and certain low capacity shafts at the Obuasi mine. A further charge of US$3 million for redundancy costs is included in operating expenses for the year ended December 31, 2000 in respect of these closures.

         o Loss on sale of 50% interest in Carmeuse Lime Products (Ghana) Limited of US$4.6 million.

         o In 1999 a write down of US$171.1 million was made against the carrying value of assets at Obuasi following the decision to cease surface mining, to close low capacity shafts and close two treatment plants.

     Financing Costs

         Net interest costs charged to the profit and loss account for the year totalled US$51.3 million (1999: US$29.9 million). During the year US$4.4 million (1999: US$1.8 million) was capitalized in respect of interest costs incurred during the development of the Geita mine. The increased interest charges were due to increased debt levels and higher interest rates.

     Taxation

         Total taxation charged to the profit and loss account amounted to US$8.8 million (1999: US$2.7 million). Taxation recorded in 2000 includes tax relating to the adjustment of prior year tax amounting to US$4.5 million and a provision for taxes arising from the disposal of 50% interest in Geita of US$3.0 million.

     Earnings

         Earnings before exceptional operating costs, provision for loss on disposal of fixed assets and profit on sale of business were US$30.5 million (1999: US$66.1 million). The reduction in earnings was due to lower realized gold prices and higher interest charges, off-set by increased production and reduced cash operating costs. After exceptional items the Company incurred a loss of US$141.1 million (1999: loss of US$183.9 million).

     Dividend

         The Company was continuing to strengthen its financial position. The banking covenants prohibited the payment of cash dividends until gross borrowings fell below US$300 million. In the light of these factors, and the deficit on reserves, no dividend was paid for 2000.

     Cash Flow

         The net cash inflow from operating activities was US$149.4 million (1999: US$120.3 million). Net interest paid was US$56.4 million (1999: US$28.8 million) and US$145.6 million was invested in completing the Geita mine and developing the Company's other mines.

         In June 2000, the Company acquired the Teberebie mine in Ghana for a purchase consideration of US$18.8 million plus assumption of US$8.3 million of debt. US$5.0 million was paid on completion and the balance of US$13.8 million is payable over the next five years. In August 2000 the Company sold certain assets (which formed part of the Teberebie acquisition) for US$5.0 million.

         The sale of a 50% interest in the Geita mine was completed on December 15, 2000. The cash consideration from the sale totalled US$205.0 million and was applied to reduce debt, after meeting disposal costs. An additional consideration of US$2.8 million was received from AngloGold in accordance with the terms of the sale agreement in respect of certain items of capital expenditure and interest.

     Capital Expenditure

         Capital expenditure decreased to US$145.6 million (1999: US$189.0 million) as a result of reduced spend across the Company, particularly at Obuasi where the capital expenditure fell from US$59.2 million in 1999 to US$32.6 million. The expenditure in 2000 included costs incurred in respect of the development of the Geita mine totalling US$85.7 million.

Gold Hedging

     Gold Hedging Policy

         During 2000, the Board of Directors approved a revised gold hedging policy. See Item 4A, "Information on the Company - History and Development of the Company" for a discussion of the events that led to the decision to revise the Company's gold hedging policy.

         Although the objectives of the revised policy are broadly similar to those of the previous policy, the revised policy has the effect of:

     o Limiting the level of committed ounces to a percentage of future forecast production levels, these percentages decreasing over time (the previous policy measured committed ounces as a percentage of proven and probable reserves).

     o Setting a minimum level of protected ounces, sufficient to ensure that the Company should be able to meet its financial commitments as and when they fall due.

     o   Limiting lease rate exposure to a percentage of protected ounces.

         The revised policy contemplates that it may take some time to restructure the hedge book to conform to the hedge policy goals and provides for the Company to work towards these goals during the margin free trading period. The revised policy does not set deadlines for compliance with these goals, as the Company's ability to effect restructuring is dependent upon market conditions.

         The Company has identified three key steps or goals for implementation of the revised gold hedging policy:

          i)   To reduce the amounts of gold committed by the hedge book,

          ii) To maintain/increase the amounts of gold protected by the hedge book,

          iii) To reduce lease rate exposure to a percentage of protected ounces.

         Market conditions will determine when and how quickly these steps can be implemented, and the revised gold hedging policy does not dictate set time frames for their accomplishment. Implementing these steps without regard to market conditions would extract value from the hedge book and would be detrimental to the Company and the value of the hedge book. The Risk Management Committee of the Board monitors the implementation of these steps.

         On August 15, 2002, as part of the arrangements for securing ongoing margin free trading this hedging policy was revised further pursuant to the terms of the New MFTL, however, the objectives and key steps and goals remain substantially the same. See Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" for details of Ashanti's hedging arrangements and hedging policy.

         The following two tables show the hedge book positions at balance sheet dates December 31, 2001 and December 31, 2000:

Hedging table as at December 31, 2001


                                                                                                                   Fair value
                                                                                                                         2001
                                 2002        2003       2004         2005        2006    Thereafter        Total (US$million)
-----------------------------------------------------------------------------------------------------------------------------
Forward Sales (ounces)        607,500     718,746     529,996     464,996     248,000   1,095,000         3,664,238     117.6
(US$/ounce)                    335.14      351.14      355.18      353.14      349.35      347.24            348.04
-----------------------------------------------------------------------------------------------------------------------------
Puts:
Bought (ounces)               270,000      50,000      79,200      79,200      79,200     316,800           874,400      52.7
(US$/ounce)                    349.54      354.00      377.50      377.50      377.50      377.50            367.52
-----------------------------------------------------------------------------------------------------------------------------
Sold (ounces)                  50,000      50,000      50,000          --          --     150,000              (1.7)
(US$/ounce)                    270.00      270.00      270.00          --          --      270.00
-----------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)             220,000          --      29,200      79,200      79,200     316,800           724,400
-----------------------------------------------------------------------------------------------------------------------------
Calls:
Sold (ounces)                 712,700     665,092     628,972     425,528     212,056     887,956         3,532,304     (53.7)
(US$/ounce)                    336.39      338.72      342.44      344.19      365.58      356.06            346.55
-----------------------------------------------------------------------------------------------------------------------------
Bought (ounces)                60,000     240,000     280,000      60,000     173,000     173,000           986,000       5.4
(US$/ounce)                    380.00      429.13      444.43      380.00      418.44      418.42            423.74
-----------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)             652,700     425,092     348,972     365,528      39,056     714,956         2,546,304
-----------------------------------------------------------------------------------------------------------------------------
Convertible Structures:
Put Protection (ounces)            --          --          --          --     100,000     650,000           750,000      10.5
(US$/ounce)                        --          --          --          --      400.77      400.77            400.77
-----------------------------------------------------------------------------------------------------------------------------
Forward
Commitment (ounces)                --          --          --          --     200,000     839,000         1,039,000
(US$/ounce)                        --          --          --          --      400.77      400.76            400.76
-----------------------------------------------------------------------------------------------------------------------------
Call Commitment (ounces)           --          --          --          --          --     252,000           252,000
(US$/ounce)                        --          --          --          --          --      400.78            400.78
-----------------------------------------------------------------------------------------------------------------------------
Lease Rate ounces due           2,085          --          --          --          --          --             2,085
-----------------------------------------------------------------------------------------------------------------------------
Summary:
Protected (ounces)            825,415     718,746     559,196     544,196     427,200   2,061,800         5,136,553
-----------------------------------------------------------------------------------------------------------------------------
Committed (ounces)          1,258,115   1,143,838     878,968     830,524     487,056   2,900,956         7,499,457
-----------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)    4,981,625   5,044,125   4,466,400   3,765,200   3,089,400   2,470,735         4,981,625     (42.0)
-----------------------------------------------------------------------------------------------------------------------------
Total Fair value                                                                                                         88.8
-----------------------------------------------------------------------------------------------------------------------------
Expected gold production (excluding Geita Production for the period of the project finance
i.e. 2002-2007                                                                                          12,295,000
-----------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total expected production excluding Geita Production for the period of the project
finance ie 2002-2007)                                                                                                      61%
-----------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total proven and probable reserves (excluding Geita Production for the period
of the project finance i.e. 2002-2007)                                                                                     41%
-----------------------------------------------------------------------------------------------------------------------------


NOTES:

     'Protected Ounces' - Protected ounces include net bought put options plus forward sales.

     'Committed Ounces' - Committed ounces include net call options sold plus forward sales (there is thus some overlap between the figures for 'protected' and 'committed' ounces). Convertible structures in the hedgebook are represented as either protection and/or commitments as defined above.

Hedging table as at December 31, 2000


                                          2001         2002         2003         2004         2005    Thereafter      Total )
----------------------------------------------------------------------------------------------------------------------------
Forward Sales
                        (ounces)       471,758      477,500      658,746      469,996      464,996    1,343,000    3,885,996
----------------------------------------------------------------------------------------------------------------------------
                        (US$/ounce)     351.58       350.26       349.49       361.29       353.12       347.64       351.06
----------------------------------------------------------------------------------------------------------------------------
Puts
 - Bought               (ounces)       150,003      270,000       50,000           --           --           --      470,003
                        (US$/ounce)     321.33       349.54       354.00           --           --           --       341.01
----------------------------------------------------------------------------------------------------------------------------
Puts
 - Sold                 (ounces)        50,000       50,000       50,000       50,000           --           --      200,000
                        (US$/ounce)     270.00       270.00       270.00       270.00           --           --       270.00
----------------------------------------------------------------------------------------------------------------------------
Net bought puts
                        (ounces)       100,003      220,000           --      (50,000)          --           --      270,003
----------------------------------------------------------------------------------------------------------------------------
Calls
 - Sold                 (ounces)       845,704      820,700      713,092      635,092      305,900    1,213,520    4,534,008
                        (US$/ounce)     320.23       332.97       359.76       366.60       357.32       361.73       348.86
----------------------------------------------------------------------------------------------------------------------------
Calls
 - Bought               (ounces)            --       60,000      240,000      280,000       60,000      346,000      986,000
                        (US$/ounce)         --       380.00       429.13       444.43       380.00       418.44       423.74
----------------------------------------------------------------------------------------------------------------------------
Net sold calls          (ounces)       845,704      760,700      473,092      355,092      245,900      867,520    3,548,008
----------------------------------------------------------------------------------------------------------------------------
Convertible Structures:
Put Protection          (ounces)            --           --           --       79,200       79,200    1,146,000    1,304,400
                        (US$/ounce)         --           --           --       377.50       377.50       392.72       390.88
----------------------------------------------------------------------------------------------------------------------------
Forward
Commitment              (ounces)            --           --           --           --           --    1,039,000    1,039,000
                        (US$/ounce)         --           --           --           --           --       400.76       400.76
----------------------------------------------------------------------------------------------------------------------------
Call
Commitment              (ounces)            --           --           --       79,200       79,200      648,000      806,400
                        (US$/ounce)         --           --           --       380.00       380.00       388.08       386.49
----------------------------------------------------------------------------------------------------------------------------
Summary:
Protected               (ounces)       571,761      697,500      658,746      499,196      544,196    2,489,000    5,460,399
----------------------------------------------------------------------------------------------------------------------------
Committed               (ounces)     1,317,462    1,238,200    1,131,838      904,288      790,096    3,897,520    9,279,404
----------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap         (ounces)     2,932,750    5,341,625    5,044,125    4,466,400    3,765,200    3,089,400    5,341,625
----------------------------------------------------------------------------------------------------------------------------
Total Fair Value
----------------------------------------------------------------------------------------------------------------------------
Expected gold production (excluding Geita Production for the period of the
project finance i.e. 2001-2007)                                                                                   12,350,000
----------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total expected production (excluding Geita Production for the period of the project finance ie 2001-2007)
----------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total proven and probable reserves
(excluding Geita Production for the period of the project finance i.e. 2001-2007)
----------------------------------------------------------------------------------------------------------------------------


                                                                                   Fair value
                                                                                         2000
                                                                                 (US$million)
---------------------------------------------------------------------------------------------
Forward Sales                                                                            93.3
                        (ounces)
---------------------------------------------------------------------------------------------
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Puts                                                                                     24.5
 - Bought               (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Puts                                                                                      1.6
 - Sold                 (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Net bought puts
                        (ounces)
---------------------------------------------------------------------------------------------
Calls                                                                                   (55.0)
 - Sold                 (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Calls                                                                                     6.5
 - Bought               (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Net sold calls          (ounces)
---------------------------------------------------------------------------------------------
Convertible Structures:                                                                  22.4
Put Protection          (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Forward
Commitment              (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Call
Commitment              (ounces)
                        (US$/ounce)
---------------------------------------------------------------------------------------------
Summary:
Protected               (ounces)
---------------------------------------------------------------------------------------------
Committed               (ounces)
---------------------------------------------------------------------------------------------
Lease Rate Swap         (ounces)                                                        (61.0)
---------------------------------------------------------------------------------------------
Total Fair Value                                                                         29.1
---------------------------------------------------------------------------------------------
Expected gold production (excluding Geita Production for the period of the project finance i.e. 2001-2007)
---------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total expected production
(excluding Geita Production for the period  of the project finance ie 2001-2007)          75%
---------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total proven and probable reserves
(excluding Geita Production for the period of the project finance i.e. 2001-2007)         47%
---------------------------------------------------------------------------------------------


NOTES:

         'Protected Ounces' - Protected ounces include net bought put options plus forward sales.

         'Committed Ounces' - Committed ounces include net call options sold plus forward sales (there is thus some overlap between the figures for 'protected' and 'committed' ounces). Convertible structures in the hedgebook are represented as either protection and/or commitments as defined above.

         The foregoing tables show the contents of the hedgebook at two discrete dates. The hedgebook is actively managed and the Company modifies its contents as production and market conditions warrant. As a result, the Company cautions that it is difficult to draw direct comparisons between the contents of the hedgebook at the two balance sheet dates, and investors are cautioned not to place undue reliance on the differences between the contents of the hedgebook at the two balance sheet dates.

         The table below compares, as at December 31, 2001, the contents of the hedgebook with the goals set by the revised hedge policy.

                            Existing Hedge Book                       Hedge Policy
                         ---------------------------       -------------------------------------------
                                % of                                                        (Outside)/
                            forecast         million                         million            within
                          production          ounces                          ounces            policy
         ---------------------------------------------------------------------------------------------
         Committed ounces        61%             7.5             Maximum         6.0             (1.5)
         Protected ounces        41%             5.1             Minimum         3.5              1.6
         Lease rate swaps        41%             5.0             Maximum         2.9             (2.1)


         Forecast production over the life of hedge book:                  12.3 million ounces
         Total proven and probable reserves (including Geita at 50%):      22.3 million ounces

         The existing hedge book column shows the number of committed ounces, protected ounces and lease rate swap ounces of the hedge book as at December 31, 2001, both in ounces and as a percentage of forecast production. The hedge policy column shows the amount of committed ounces, protected ounces and lease rate swap ounces, which would be called for by the revised hedge policy. The final column shows the difference between the contents of the hedge book and the revised policy's goals as at December 31, 2001.

         The table above shows that protection levels are fully implemented as set out in the Hedging Policy (see Item 11 - "Quantitative and Qualitative Disclosures About Market Risk"). However, commitment ounces and lease rate swaps need to be reduced further for full implementation. The table shows the number of ounces that need to be reduced to obtain full implementation. There are no set deadlines for compliance with these goals, as the Company's ability to affect restructuring is dependant upon market conditions.

     Instruments Used in the Hedge Book

         The instruments used in the hedge book either commit or protect future gold production. Therefore, all instruments in the hedge book are defined as commitment contracts or protected contracts:

         i) Commitment instruments, which give rise to committed ounces, represent future obligations of the Company to deliver gold at a pre-agreed maximum price. This includes obligations arising from sold call options and forward-sale contracts. Sold call options are netted against bought call options in calculating committed ounces. Committed ounces therefore totals net call options and forward sales.

         ii) Protected instruments, which give rise to protected ounces, represent future sales of gold for which the future price has either been fixed with a forward-sale contract or where the Company has ensured a minimum sales price through a net bought option position. The net bought put option position is the net of purchased put options and sold put options. Protected ounces therefore totals net bought options and forward sales.

         The hedge book also uses lease rate swaps in combination with protection instruments. A lease rate swap is a contract where one party pays a fixed gold lease rate and another party pays a floating gold lease rate based on a pre-determined amount of gold. The Gold Lease Rate is the gold deposit or borrowing rate. Combining lease rate swaps with forward contracts allows the Company to enhance forward rates/premium received on forward contracts, based on market conditions for lease rates. Higher level of lease rates would lead to a reduction in forward premium received.

         Please refer to Item 11 for a more detailed discussion of the different types of instruments used in the hedge book.

         In Item 11 "Quantitative and Qualitative Disclosures About Market Risk
- Cash Flow Projections", is a table showing the cash flows from the hedge book under various gold spot price and lease rate assumptions. Below is a description of how cash flows change for the various instruments as the gold spot price moves:

Forward sales: As gold spot rates increase, cash flows received from forwards decrease or cash flows paid under forward contracts increase. Cash flow from forward contracts is positive to the Company when the spot level is below the price of the forward contract. As the spot price increases toward the forward price this positive cash flow is reduced and then turns to negative cash flows for the Company if the spot price rises above the forward price. The Company can often elect to physically deliver gold to settle forward contracts, which can eliminate cash flow implications of these transactions.

Lease Rate Swaps: Lease rate swaps are used in conjunction with forward contracts and are generally settled simultaneously with forward contracts. The description that follows provides information about how changes in gold lease rates can affect the cash flows for the lease rate swap component of the combination-hedging instrument.

Gold lease rate levels predominantly affect cash flows from lease rate swaps. The Company receives a fixed lease rate and pays a floating lease rate. If the floating rate is below the fixed rate receivable, the Company receives lease rate proceeds (paid in cash or gold ounces which are converted into US dollars) and therefore has positive cash flow from the lease rate swap. If the floating rate is above the fixed rate receivable, the Company pays lease rate proceeds and therefore is subject to negative cash flow. Gold lease rates are readily determinable in the market and are based on the costs of borrowing physical gold.

Spot levels play a role in some of the Company's lease rate swaps in that if the lease rate swap proceeds are received in gold ounces, the gold will have to be sold into the spot market. The higher the spot price the higher the cash flows from these lease rate swaps.

Put options (net bought): As spot increases, cash flow from bought put options decreases but never turn into negative cash flows (after the initial payment of the option premium).

If the spot level is below the strike level of the put option, cash flows to the Company are positive when the put option is exercised. As the spot price increases toward the strike price of the put option, these cash flows are reduced. If spot is trading at the strike, cash flows from the put option are zero. Cash flows from bought put options never become negative as the Company is not obligated to exercise the put option when spot levels are above the put strike. In that circumstance, the Company would instead receive full benefit from selling its gold into the higher spot prices.

Call Options (net sold): As the spot price increases above the strike price, negative cash flows on settlement of sold call options increases. In addition, if spot prices increase, margin calls during the term of the call option may also create negative cash flows for the Company.

If the spot price is below the strike price of the call option, the sold call option will not be exercised against the Company and therefore have no cash flow implication for the Company.

Convertible structures convert into either forward contracts or put or call options. Once the convertible option has converted into the respective instrument, the cash flow behaves as it would for the type of instrument converted to. Convertible structures have no cash flow implications until they are converted into forwards, puts or calls.

The termination of a hedging contract will result in a cash flow on termination date; however, recognition of the gain or loss is deferred until the underlying hedged item is recognized.

Timing of cash flows: Cash flows for components of the hedge book generally occur at maturity of individual contracts. The Company's hedge book has been structured such that quarter end dates have relatively more contracts maturing than month end dates. As a result the majority of the cash flows from the hedge book occur at quarter end. The intention of the Company is to ensure that the physical sale of gold produced coincides with the maturities of its hedge contracts and thus to match cash flows accordingly.

In future restructurings of the hedge book, the Company aims to evenly spread contracts to month-end dates and thereby have more regular cash flows to the Group.

         The New MFTL (together see Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources") and 1992 ISDA Master agreements govern the Company's relationships with its hedge counterparties and terms of hedging instruments. These agreements contain, amongst other things, certain events of default and termination events, which could lead to early closeouts of hedges and in some cases a cross-default under the other facilities of the Group. The events of default and termination events in such agreements include failure to pay, breach of the agreement, misrepresentation, default under Ashanti's loans or other hedging agreements, bankruptcy, merger without assumption and merger resulting in a materially weaker entity. In the event of such an early termination, the cash flows from the affected hedge instruments would cease and Ashanti and the relevant Hedge Counterparty would settle all of their obligations at that time. In that event, there could be a lump sum payment either to or by Ashanti. The magnitude or direction of such a payment would depend upon, amongst other things, the characteristics of the particular hedge instruments that were terminated and the market conditions at the time of termination. The payment, if sufficiently large, could materially adversely affect the financial conditon of Ashanti. A full discussion of the effect of market conditions on the hedge book is set out in Item 11 "Quantitative and Qualitative Disclosures About Market Risk - Hedge Book Sensitivities".

Differences between UK GAAP and US GAAP

         The net profit for 2001 of US$62.7 million, net loss for 2000 of US$141.1 million and net loss for 1999 of US$183.9 million, under UK GAAP, compare with net income of US$65.4 million, a net loss of US$349.1 million and a net loss of US$335.4 million, respectively, under US GAAP. Shareholders' equity for 2001 of US$338.3 million and shareholders' equity for 2000 of US$274.7 million, under UK GAAP, compare with shareholders' equity of US$308.5 million and shareholders' equity of US$178.3 million, respectively, under US GAAP.

         The differences arise principally from the differing accounting treatment for amortization of goodwill and other intangible assets, impairment of long-lived assets, deferred income taxes, capitalized interest, financial instruments, warrants, write-down of non-recourse loans, asset write-back, prepaid forward gold facility, pensions, environmental provisions and minority interest. Details of the reconciling differences are given in Note 31 to the consolidated financial statements of Ashanti included elsewhere in this filing.

Liquidity and Capital Resources

         The Group's gross debt fell by US$39.8 million, from US$365.7 million in 2000 to US$325.9 million in 2001. The Group's net debt level as at December 31, 2001 was US$270.7 million (2000: US$292.1 million). These amounts exclude the 50% share of the US$124.3 million non-recourse Geita project finance loan.

         No drawings were made under the Existing RCF or revolving credit facility, during 2001. The amounts outstanding under the Existing RCF fell from US$88.8 million in 2000 to US$55.0 million in 2001.

         Ashanti also secured an extension of its working capital facilities on a voluntary basis from its then existing lending banks by way of the extension, to December 30, 2002, of the drawdown period in the Existing RCF in respect of US$25.4 million of the facilities within the Existing RCF. This working capital facility was cancelled in June 2002 when Ashanti entered into the Enlarged RCF described below.

     Subsequent Events

         On June 28, 2002, Ashanti announced that it had withdrawn the Proposed Restructuring which was announced on January 25, 2002 and that it had effected a refinancing of the Existing RCF and Existing Notes using the proceeds arising from the cash redemption alternative as more particularly described below ("the Cash Redemption Alternative"). The Cash Redemption Alternative has already been implemented. In addition, Ashanti announced that, following completion of the Cash Redemption Alternative, it intends to undertake a Rights Issue by December 31, 2003. Further details regarding the Rights Issue are set out below. Any funds raised from the Rights Issue, which is not part of the Cash Redemption Alternative, will be available as additional working capital for the Ashanti Group. A registration statement will be required to be published in due course in connection with the Rights Issue and declared effective by the SEC prior to the Rights Issue proceeding.

         The Cash Redemption Alternative, which was implemented on June 28, 2002, involved the repayment of the Existing RCF and the Existing Notes from the proceeds of:

o        An enlarged US$200 million, 5 year revolving credit facility;

o The early exercise of Warrants amounting to approximately US$41.8 million; and

o US$75 million mandatorily exchangeable notes, or MENs, which were issued at par and for cash.

1        The Enlarged RCF

         Ashanti entered into a new US$200 million five year Revolving Credit Facility, or RCF, (the "Enlarged RCF") for the Ashanti Group on June 28, 2002 with a group of fifteen syndicate banks. See Item 10 "Additional Information - Material Contracts".

2        Early exercise of Warrants

2.1 In November 1999, 19,835,601 unregistered warrants (the "Warrants") to subscribe for Ordinary Shares of Ashanti were issued to Ashanti's Hedge Counterparties (some of whom subsequently transferred some of the Warrants to Ashanti's then lenders). Pursuant to a Warrant Exercise Agreement, 17 of the Warrantholders agreed to the early exercise of 12,367,905 Warrants with effect from the date of such agreement at a subscription price of US$3.00 per Ordinary Share. The exercising Warrantholders were: The Bank of Nova Scotia; CIBC World Markets PLC; Commerzbank International SA; Ecobank Ghana Limited; The Ghana Commercial Bank Limited; The Ghana International Bank PLC; Goldman Sachs International; HSBC Bank USA, London Branch; NM Rothschild & Sons Limited; Societe Generale; Standard Bank London Limited;
         Standard Chartered Bank; West Register (Investments) Limited; Westdeutsche Landesbank Girozentrale, London Branch; AIG International Inc.; Citibank NA; and HSBC Bank USA. The early exercise of 12,367,905 Warrants has raised approximately US$37.1 million. In addition, on June 19, 2002, one of the Hedge Counterparties, UBS AG, exercised 1,577,217 Warrants to raise approximately US$4.7 million.

2.2 Ashanti has undertaken to pay exercising Warrantholders a fee associated with such exercise until the expiry of the put options described in paragraph 2.3 below (or, if earlier, such Warrantholder's disposal of the Ordinary Shares arising on exercise of the relevant Warrants). The fee, at the rate of LIBOR plus 25 basis points, is payable quarterly in arrears.

2.3 To facilitate the early exercise of the Warrants, Lonmin has, at no cost to Ashanti, granted to each exercising Warrantholder non-transferable put options (the "Put Options") in respect of each Ordinary Share issued on exercise of their respective Warrants pursuant to the Warrant Exercise Agreement. The Put Options are exercisable at US$3.00 (subject to adjustment in certain circumstances). The Put Options are only exercisable on three dates, namely April 28, 2004, October 28, 2004 and April 28, 2005 and each of the relevant Warrantholders shall only be entitled to exercise its Put Options in respect of a maximum number of Ordinary Shares corresponding to such number of Ordinary Shares from which the A tranche, B tranche and C tranche Warrants held by such Warrantholder have converted (for example the Put Options in respect of Ordinary Shares into which the A tranche Warrants have converted are only exercisable on April 28, 2004).

3        Issue of Mandatorily Exchangeable Notes

3.1 Lonmin has subscribed for a total of US$75,000,000 of mandatorily exchangeable notes, or MENs, pursuant to the Lonmin MENs Subscription Agreement and the Government of

         Ghana MENs Subscription Agreement. The Government of Ghana has a call option (the "Call Option") in respect of the US$28,430,695 of MENs. The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 per Ordinary Share and the price per Ordinary Share at which Ordinary Shares are issued pursuant to the Rights Issue. The Lonmin MENs Subscription Agreement and the Government of Ghana MENs Subscription Agreement are further described in Item 10 "Additional Information - Material Contracts".

4        Repayment of the Existing RCF and the Existing Notes

         The proceeds raised from the Enlarged RCF, the early exercise of the Warrants and the subscription of the MENs were partially applied to repay all sums owing under the Existing RCF. The remaining proceeds were used by Ashanti Capital Limited ("ACL") to redeem on August 2, 2002 all the Existing Notes at par plus accrued and unpaid interest and other additional amounts required under the indenture in relation to the Existing Notes dated March 5, 1996 (as amended) (the "Existing Indenture").

5        Rights Issue

         Ashanti has, pursuant to the Lonmin MENs Subscription Agreement and the Government of Ghana MENs Subscription Agreement, undertaken to use its best efforts to complete a Rights Issue of Ordinary Shares within 18 months from the date of issue of the MENs. Lonmin and the Government have undertaken not to take up their respective rights under the Rights Issue unless and only to the extent that the Ordinary Shares offered to them in connection with the Rights Issue exceed the number of Ordinary Shares which would be issued under, respectively, the Lonmin MENs Subscription Agreement and the Government of Ghana MENs Subscription Agreement. If Ashanti does not proceed with a Rights Issue within 18 months of the date hereof, it has undertaken to despatch a circular to its Securityholders to obtain their approval to enable all the MENs to be exchanged into Ordinary Shares on the basis of an exchange price of US$5.40. The Warrantholders (to the extent they have exercised their Warrants by the record date of the Rights Issue) will be able to participate in the Rights Issue. A decision is yet to be taken on whether the Rights Issue will be underwritten. The Rights Issue will be at a price per Ordinary Share of US$5.40 or such lower price as Ashanti may, in its absolute discretion, determine. Ashanti intends to launch the Rights Issue as soon as practicable. The Rights Issue will require the filing and clearing of prospectus documentation in a number of jurisdictions, including the United Kingdom and Ghana, and a registration statement being declared effective by the SEC.

6        Shareholding of Lonmin and the Government of Ghana

         Although Lonmin's percentage interest in the share capital of Ashanti will decrease immediately following implementation of the Cash Redemption Alternative because of the early exercise of 13,945,122 Warrants, it may increase in due course, depending upon the take-up in the Rights Issue and if the Put Options granted by Lonmin are exercised. A summary of the effects of the implementation of the Cash Redemption Alternative on Lonmin's shareholding and the shareholding of the Government, based on certain assumptions, is set out below:

                                                                             Lonmin's                  Government's
                                    Ashanti's issued        Lonmin's       percentage    Government's    percentage
                                    share capital(1)    shareholding        holding %    shareholding     holding %
-------------------------------------------------------------------------------------------------------------------
Before the Cash Redemption
Alternative                              112,714,222      36,000,000            31.94      21,978,104         19.50
Immediately following the Cash
Redemption Alternative(2)                126,659,344      36,000,000            28.42      21,978,104         17.35
  Following the Rights Issue:
    0% take-up in Rights Issue(3)        140,548,233      49,888,889(4)         35.50      21,978,104         15.64
    0% take-up in Rights Issue
    and outstanding Put Options
    exercised(5)                         140,548,233      55,850,274            39.55      21,978,104         15.64
    100% take-up in Rights Issue(6)      157,001,101      44,623,945            28.42      27,243,048         17.35

Lonmin has sought and obtained the approval of the GSE for the increase in its shareholding resulting from the exchange of the MENs and the exercise by the Warrantholders of the Put Option.

----------

(1) The figure for total issued share capital after the Cash Redemption Alternative assumes the exercise of 13,945,122 Warrants but does not take account of other possible increases in share capital for instance share options and further Warrant exercise. Assumes Rights Issue at a price of US$5.40.

(2) This is prior to the Rights Issue and exchange of the MENs and any exercise under the Put Option.

(3) This assumes no exercise of the Call Option by the Government or any third party.

(4) Lonmin would have this same shareholding if the Rights Issue did not go ahead but instead the shares are issued following a related party shareholder approval.

(5) Since the granting of the Put Options in June 2002, 6,676,520 Ordinary Shares subject to the Put Options have been transferred by the holders of the options and as a result the Put Options in respect of those Ordinary Shares have terminated. As at October 31, 2002 Put Options over 5,691,385 remain outstanding. The remaining Put Options are exercisable in tranches of approximately 1.8 million shares on three exercise dates being April 28, 2004, October 28, 2004 and April 28, 2005.

(6) This assumes that the Call Option is exercised in full by the Government and that the Put Options are not exercised. If the Call Option is exercised by anyone other than the Government then the Government's shareholding would remain constant at 21,978,104 Ordinary Shares.

7        Hedging and banking arrangements

7.1      Existing Margin Free Trading Letter

         Under the existing margin free trading letter, or Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties until December 31, 2002 and from increased margin thresholds until December 31, 2004, subject in each case to compliance with covenants and no event of default being declared. However, in order to implement the refinancing of its debt, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after December 31, 2002.

7.2      Interim Margin Free Agreements

         Following considerable discussions with its Hedge Counterparties, Ashanti proposed a two stage process. The first stage was to enter into the Interim Margin Free Agreements which are bilateral margin free arrangements pursuant to which the entitlements of the Hedge Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended (subject to compliance by Ashanti with covenants and no events of default being declared) unless and until any Hedge Counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements. The second stage was that once the Interim Margin Free Agreements had become effective and had been signed by all the Active Counterparties, the Interim Margin Free Agreements would terminate and the Existing MFTL would be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group.

         Interim Margin Free Agreements were signed by all of the Hedge Counterparties and became unconditional on June 28, 2002. Since all of the conditions of the Interim Margin Free Agreements had been satisfied, Ashanti required, as it was entitled to under the Interim Margin Free Agreements, each of the Hedge Counterparties to enter into the New MFTL.

7.3      New MFTL

         The New MFTL amended and restated the Existing MFTL and provides for margin free trading on an ongoing basis, subject only to certain limited rights of the Hedge Counterparties to terminate hedging agreements with the Ashanti Group. Both the Existing MFTL and the Interim Margin Free Agreements have terminated. Ashanti and the Hedge Counterparties agreed in the New MFTL that, amongst other things, any existing rights to call for margin are cancelled and that, no new hedging agreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

The above restructuring, which has been implemented, has improved Ashanti's balance sheet (by decreasing debt and increasing equity), extended the maturity profile of Group debt and has increased Ashanti's financial flexibility.

     Off Balance Sheet Arrangements

         The Company has not entered into any transactions, arrangements or other relationships with unconsolidated special purpose entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources.

     Contractual Obligations and Commercial Commitments

         Following is a table summarising various information contained within the consolidated financial statements. Further information is contained therein.

                                                       Payments due by period (US$ million)
                                                        Less than         1 - 2        2 - 5     After 5
Contractual Obligations                        Total       1 year         years        years       years
--------------------------------------------------------------------------------------------------------
Long-Term Debt (including capital lease
obligations)                                   325.9         25.3         267.7         31.9         1.0
Capital commitments                              2.7          2.7            --           --          --
Deferred purchase consideration                 16.1          7.3           3.0          5.8          --
--------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations             344.7         35.3         270.7         37.7         1.0
--------------------------------------------------------------------------------------------------------

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

         In line with the Company's Regulations, directors may be appointed by the Company by ordinary resolution or by the Board. At each Annual General Meeting of the Company, as near as possible to one-third of the directors will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last election, but as between those who have been in office for an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. If appointed by the Board, a director holds office only until the next Annual General Meeting and is not taken into account in determining the directors who are to retire by rotation.

         Any director appointed to the office of managing director (in this case the Chief Executive Officer) shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of directors.

         A director may be removed by ordinary resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such director might have for damages or compensation for breach of any service agreement between him and the Company).

         The minimum number of directors shall be three and there shall be no maximum. At least one director shall at all times be present in Ghana. Subject to the provisions of the Companies Code of Ghana (the "Companies Code") and the Regulations thereunder (the "Regulations"), a director may hold any office or position in Ashanti (except that of auditor) in conjunction with his or her office of director, for such period and remuneration and otherwise as the Board may arrange.

         A director who is in any way (either directly or indirectly) materially interested in any contract or proposed contract with Ashanti shall declare the nature of his or her interest at the meeting of the Board at which the question of entering into the contract is first considered, if he or she knows his interest then exists, or in any other case, at the first meeting of the Board after he knows that he or she is or has become so interested. There are also restrictions on a director voting or being counted in a quorum in relation to any resolution of the Board concerning any contract or proposed contract in which he is materially interested.

         The business address of each of the directors and officers of Ashanti is Ashanti's registered office which is Gold House, Patrice Lumumba Road, Roman Ridge, P.O. Box 2665, Accra, Ghana.

         The following table indicates the names and the municipality of residence of the directors and secretary of the Company, age, position with Ashanti, principal occupation or employment (as at March 28, 2002) and the number of Ashanti Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 15, 2002. The directors and officers of the Company as a group (41 persons) own an aggregate of less than 1% of the Company's outstanding shares.

                                                                                                          Number of Ashanti
                                                                                                        Shares Beneficially
                                                                                                        Owned or Controlled
                                                                                                                Directly or
                                                                                                           Indirectly as of
Name and Municipality of                                        Principal Occupation or       Director         December 31,
Residence                      Age     Position with Ashanti                 Employment          since                 2001
---------------------------------------------------------------------------------------------------------------------------
Michael Ernest Beckett(1)(2)    65                 Director,              Non-Executive     March 1994                1,359
Surrey, England                        Chairman of the Board                Chairman of
                                                                           Clarkson Plc

Sam Esson Jonah(4)              52       Executive Director,            Chief Executive       May 1982               45,302
  Accra, Ghana                       Chief Executive Officer                    Officer

Merene Botsio-Phillips(5)       44       Executive Director,        Executive Director,   October 1996                  100
  Accra, Ghana                               General Counsel                    Ashanti

Eleanor Darkwa Ofori Atta       58       Executive Director,        Executive Director,     March 1994                  553
  Accra, Ghana                           Corporate Relations                    Ashanti

Trevor Stanley Schultz(4)       60       Executive Director,        Executive Director,   October 1996               23,548
  Accra, Ghana                       Chief Operating Officer                    Ashanti

Srinivasan                      36        Executive Director        Executive Director,      July 2000                   --
Venkatakrishnan(4)                   Chief Financial Officer                    Ashanti
  Accra, Ghana

Theophilus Ernest Anin(1,2,3)   69                  Director                   Director      July 2001                   53
  Accra, Ghana                                                            Bank of Ghana

The Rt. Hon. The Baroness       60                  Director     Director and President     March 2000                   --
Chalker of Wallasey PC(3)                                          Business Association
London, England                                                      of Southern Africa

Dr. Chester Arthur              61                  Director     Professor of Strategic  February 2000                5,000
Crocker(1)(2)(3)                                                    Studies, Georgetown
Washington DC, USA                                                           University

                                                                                                            Number of Ashanti
                                                                                                          Shares Beneficially
                                                                                                          Owned or Controlled
                                                                                                                  Directly or
                                                                                                             Indirectly as of
Name and Municipality of                                        Principal Occupation or           Director       December 31,
Residence                      Age     Position with Ashanti                 Employment              since               2001
-----------------------------------------------------------------------------------------------------------------------------
Thomas Richard Gibian(1)(2)     48                  Director          Managing Director         March 2000             20,000
Washington DC, USA                                                     Emerging Markets

Gordon Edward Haslam(1)         57                  Director            Chief Executive         March 2002                 --
London, England                                                              Lonmin Plc

Dr. Michael Peter               57                  Director                  President      February 2000                 --
Martineau(2)                                                          Axmin Limited and
Hildenborough, England                                                  Carpathian Gold
                                                                                Limited

Nicholas Jeremy Morrell(2)      54                  Director             Formerly Chief      February 1997                 --
London, England                                                            Executive of
                                                                             Lonmin Plc

Ernest Abankroh                 41                 Secretary                  Secretary                N/A                115
Accra, Ghana
-----------------------------------------------------------------------------------------------------------------------------

(1) Member of the Audit & Finance Committee

(2) Member of the Management Development and Remuneration Committee

(3) Member of the Corporate Governance Committee

(4) Member of the Risk Management Committee

(5) Substitute Director to E D Ofori Atta

         During the past five years, the directors and officers of Ashanti have been associated in various capacities with Ashanti and other corporations and institutions, and their affiliates and predecessors thereof in the following principal occupations, businesses and employment:

         Michael Ernest Beckett (age 65). Mr. Beckett has been non-Executive Chairman of the Board since March 12, 2001. He joined the Board in March 1994. Formerly Managing Director of Consolidated Gold Fields, and a director of Gold Fields of South Africa and Renison Gold Fields in Australia. He is Chairman of Clarkson, Plc, and Watts Blake Bearne Limited and a director of other public companies.

         Theophilus Ernest Anin (age 69). Ghanaian. Joined the Board on 27 July 2001. A professional banker and solicitor with over 30 years' experience in banking, financial management, and consulting in the public and private sectors. A director of the Bank of Ghana.

         Merene Botsio-Phillips (age 44). Ms. Botsio-Phillips is the General Counsel. She joined the Company in 1995 and was appointed to the Board in October 1996. Prior to joining the Company, she was Head of Legal Services and Company Secretary of Ghana Airways Limited. She is a member of the board of The Air Transport Licensing Authority of Ghana.

         The Rt. Hon. The Baroness Chalker of Wallasey PC (age 60). Baroness Chalker is an Advisory Director of Unilever Plc & NV. Non-Executive Director and President of Southern Africa Business Initiative, President and Chairman of the Boards of Management of the British Executive Service Overseas and the London School of Hygiene and Tropical Medicine. Director of other public companies. She was appointed to the Board in March 2000.

         Dr. Chester Arthur Crocker (age 61). A director and Professor of strategic studies at Georgetown University's School of Foreign Service. He is also the Chairman of the Board of the United States Institute of Peace and adviser on strategy and negotiations to a number of US and European companies. He served as a US Assistant Secretary of State for African Affairs between 1981 and 1989. He joined the Board in February 2000.

         Thomas Richard Gibian (age 48). He is Managing Director of Emerging Markets Partnership and Chief Operating Officer of AIG, African Infrastructure Fund. He is also a director of InterWave. He was appointed to the Board in March 2000.

         Gordon Edward Haslam (age 57). Mr Haslam is a Director and Chief Executive of Lonmin Plc. Director of other public companies. Appointed in March 2002.

         Sam Esson Jonah (age 52). Mr. Jonah is Chief Executive and Group Managing Director. He joined the Company in 1969 and was appointed Managing Director in 1986. He is a director of Lonmin Plc, Commonwealth Africa Investment Fund Limited and Ecobank Transnational Incorporated. Chairman of Ghana Airways Limited, Chancellor of the University of Cape Coast, Ghana. Member of the UN Global Compact on Governance, Member of the Advisory Committee, Termite Fund which focuses on the mining and energy industries in Afr ica in seeking investor interest. Member of the International Investment Advisory Council of the President of South Africa.

         Dr. Michael Peter Martineau (age 57). Executive Deputy Chairman of Eurasia Mining plc. He joined the Board in February 2000. He has served as a director of several mining and exploration companies in Africa, Australia, the United Kingdom and the USA, including Cluff Resources Plc and SAMAX Resources Limited.

         Nicholas Jeremy Morrell (age 54). Mr. Morrell joined the Board in February 1997. He was a former director and Chief Executive of Lonmin plc.

         Eleanor Darkwa Ofori Atta (age 58). Mrs. Ofori Atta is Executive Director responsible for Corporate Relations including corporate services and human resources. She joined the Company in 1977 and was appointed to the Board in March 1994.

         Trevor Stanley Schultz (age 60). Mr. Schultz is Chief Operating Officer of the Company. He joined the Board in October 1996. Formerly Senior Vice President and Chief Operating Officer of Pegasus Gold, he also held senior positions at BHP Minerals.

         Srinivasan Venkatakrishnan (age 36). Mr. Venkatakrishnan is the Chief Financial Officer. He joined the Board in July 2000 from Deloitte & Touche in the United Kingdom where he was employed as a director in the Re-organisation Services Division.

     Officers

         Ernest Abankroh (age 41). Mr. Abankroh is the Company Secretary. He joined the Company in 1989 and was appointed Company Secretary in May 1999, having previously served as Assistant Company Secretary from December 1996 and in various roles within the accounts department of the Company. He holds a Bachelor of Commerce (Hons) degree and a Diploma in Education from the University of Cape Coast and is a Fellow of the Institute of Chartered Secretaries and Administrators (UK).

         Martin Awuku Ahorney (age 43). Mr. Ahorney is Controller-Group Budget & Planning. He joined the Company in 1987 and was appointed to his present position in July 2000, having previously worked in other key positions within the finance department of the Company. Before joining the Company, Mr. Ahorney worked with Ghana Consolidated Diamonds Limited and Ayew Agyemang and Co., Chartered Accountants. He has an MBA from the University of the Witwatersrand
(RSA), and a BSc (Hons) degree in Mineral Processing from Camborne School of Mines (UK) and is a member of the UK Chartered Institute of Management Accountants.

         Kwaku Akosah-Bempah (age 42). Mr. Akosah-Bempah is General Manager, Corporate Finance. He joined the Company in 1991. Prior to assuming his current position in 2001 he was Finance Director of Freda-Rebecca Mine in Zimbabwe, having previously held several roles within the Finance Department of the Obuasi Mine and Corporate Head Office. He holds a Bachelor of Commerce (Hons) Degree and a Diploma in Education from the University of Cape Coast, Ghana and an MBA from the Columbia Business School, New York, USA. He is also a Chartered Accountant and a member of the Institute of Taxation, Ghana.

         Joseph Asare Amanor (age 54). Mr. Amanor is Senior Manager, Geology. Before joining the Company in 1974, he worked at the State Gold Mining Corporation, Konongo. He was educated at the University of Ghana, Legon and the Royal School of Mines, London. He is a member of the Geological Society of Ghana and the Australasian Institute of Mining and Metallurgy.

         James Kwamena Anaman (age 55). Mr. Anaman is Managing Director, Public Affairs with responsibility for the investor, government and public relations matters of the Company. Prior to joining the Company in 1994, he was the Minister-Counsellor for Information at the Ghana High Commission in London. A graduate of the University of Ghana, he has also served as a press secretary to the Head of State from 1975 to 1979. He is currently the president of the Ghana Chamber of Mines and a member of both the Investor Relations Society of UK and the Institute of Public Relations, Ghana.

         Mr. Kwaku Addae Antwi-Boasiako (aged 42) is the Group Human Resources Co-ordinator. He joined the Company in 1992 as Employee Communications Officer at Obuasi. He was first Human Resources Manager at the Geita Mine and also served as Human Resources Manager at Obuasi. Until his current appointment, he was the Manager, Administration at Obuasi. He holds a Masters Degree in Human Resources Management and is a member of the Society of Human Resources Management (SHRM).

         Nii Ajeidu Armar (age 41). Mr. Armar is Finance Director of Ashanti Goldfields (Zimbabwe) Limited, having previously held various roles within the finance department at Obuasi and the Head Office. He holds a Bachelor of Science degree in chemistry and is a member of the UK Chartered Institute of Management Accountants.

         Mark Arnesen (age 42). Mr. Arnesen is Managing Director, International Treasury. He joined the Company in January 2000. Prior to joining the Company, he was Corporate Treasurer of Billiton Plc. He has over 17 years' experience in financial management, of which 11 years were spent in treasury and corporate financing with the Gencor and Billiton groups. He is a member of the South African Institute of Chartered Accountants. He also holds a Bachelor of Commerce and Bachelor of Accounting degree from the University of the Witwatersrand.

         Kweku Awotwi (age 41). Mr. Awotwi is Managing Director of Strategic Planning and New Business Development. Before joining the Company, he was Manager of Business Planning and Analysis for Kaiser Aluminium & Chemical Corporation in Pleasanton, California, where he worked for eight years. He is an electrical engineer by training and has worked for GE/RCA as well as ITT, both in the USA. He has a BSc degree from Yale University and an MBA from Stanford's Graduate School of Business.

         Peter Nigel Cowley (age 54). Mr. Cowley is Managing Director of Ashanti Exploration and has over 30 years of experience in precious and base metals exploration, development and production, mainly in Africa. He joined the Company in 1996 from Cluff where he was Group Technical Director. His previous experience includes senior positions with Exxon Minerals Company and Anglo American Corporation. He holds an MSc degree from the Royal School of Mines and an MBA degree from the Strathclyde Business School. He is also a Fellow of the Institute of Mining & Metallurgy.

         Ibrahima Danso (age 46). Mr Danso is Managing Director of Kimin Project in the Democratic Republic of Congo. He was previously the Director-General of Societe Ashanti Goldfields de Guinee (Siguiri). He joined the Company in early 1997, having previously served in the Cabinet of the Prime Minister of Guinea, as Technical Adviser. He has had previous experience in the telecommunications and oil industries as Corporate Planner and Financial Controller. He holds a BSc (Electrical Engineering) degree from the National Institute of Telecommunications in Paris, an MBA from the University of Michigan
(USA) and a PhD in Finance from Ecole des Hautes Etudes Commerciales in Paris.

         Alex Darko (age 49). Mr. Darko is Managing Director of Group Information & Telecommunications. He joined the Company in November 1996 from Dun & Bradstreet, the business information group, where he held a number of finance positions including Director, European Accounting and Re-engineering. He holds an MSc degree in Management Information Systems and is a Fellow of the UK Association of Chartered and Certified Accountants.

         Alan D Dods (age 40). Mr. Dods is Managing Director of the Obuasi and Ayanfuri mines, having previously served as Managing Director of Ashanti Goldfields (Zimbabwe) Limited. He has extensive experience having attained a senior managerial position in Gencor
Gold Division. He has worked on both the operation of large underground mines and large mining projects in South Africa. He holds a BEng (Mining Engineering) degree, an MBA degree from the University of Cape Town, and a South African Mine Manager's Certificate of Competency.

         Edward Dwomoh-Appiah (age 50). Mr. Dwomoh-Appiah is Group Manager, Properties. He joined the Company in 1992 as Estates Manager, having previously held various positions as Head of Estates Department and Valuer at Ghana National Trading Corporation, Social Security Bank and State Insurance Corporation, all in Ghana. He holds a BSc degree in Land Economy from the Kwame Nkrumah University of Science & Technology, Kumasi, and is a fellow of the Ghana Institution of Surveyors.

         Adrian V B de Freitas (age 49). Mr. de Freitas joined the Company in 1989. He is the Group Mining Advisor, having previously served as Technical Services Manager at Obuasi, and in various key positions within the Business Development and Strategic Planning Division of the Company. He has extensive operational technical experience in the field of hard rock mining and evaluation of mining companies and projects gained at Ashanti and on the Zambian Copperbelt where he worked prior to joining Ashanti. He holds a BSc degree in Mining Engineering from the Royal School of Mines and is a Chartered Engineer and member of the Institute of Mining and Metallurgy.

         Elvis Harlley (age 40). Mr. Harlley is Group Manager, Internal Audit. He joined the Company in 1991 as Audit Manager and was appointed to his present position in 1996 having previously served as Operations Review Manager, prior to which he had been employed by Deloitte & Touche. He holds a BSc degree in Business Administration and an MBA from Syracuse University, USA. He is also a member of the Institute of Chartered Accountants, Ghana.

         Brent Horochuk (age 41). Mr. Horochuk is the Managing Director of Bibiani having previously been Managing Director of Iduapriem/Teberebie operations. He joined the Company in March 1995 and has held various mining positions in Obuasi and Zimbabwe and until Ashanti's acquisition of the Teberebie Mine in 2000, he was General Manager for the Iduapriem Mine. He holds a BSc in Mining Engineering and a Tech Diploma in Mining Engineering.

         Augustine Kwabena Kessie (age 52). Mr. Kessie is the Financial Controller, Obuasi mine. He joined the Company in October 1984, having previously worked in the United Kingdom for Providence Life Capital and Gulf Western Companies. He has served in various key roles within the accounts department of the Company including Cost Accountant, Cost Controller and Management Accountant. He is a Fellow of the Chartered Institute of Management Accountants.

         Kwabena Koosono-Ampem (age 46), Mr. Koosono-Ampem is the Finance Manager for the Siguiri mine. He joined Ashanti in October 1993, from the Social Security Bank Limited as an internal auditor. Prior to his current position, he served as Internal Auditor at the Obuasi Mine and later in other senior accounting roles including Finance Manager, Bibiani mine. He is a graduate of the University of Ghana, Legon with a Bachelor of Science degree in Administration (Accounting Option). He is also a member of the Institute of Chartered Accountants, Ghana.

         Elaine Kwami (age 49). Ms. Kwami, General Manager of Human Resources, joined the Company in 1989. Prior to her present appointment, she served as Senior Manager, Administration and Public Relations Manager in the Company, having previously worked at Unilever (Gh) Limited as head of the Public Relations and Personnel Departments. She holds a diploma in Journalism and Public Relations and is a member of the Ghana Institute of Management and Public Relations Association of Ghana.

         Abel Ntini (age 44). Mr. Ntini is the Managing Director of Ashanti Goldfields (Zimbabwe) Limited. He joined the Company in 1998. He was previously Vermiculite Operations Manager with Palabora Mining Company based in South Africa. He has a degree in Mining Engineering from the Imperial College of Science and Technology in London.

         Samuel Oti-Atakora (aged 51), is the General Manager, Processing Plants at Obuasi mine. He joined the Company in 1976 as Technical Metallurgical Assistant at the PTP, Obuasi and was promoted to Senior Research Metallurgist in 1983 and subsequently to Chief Metallurgist in 1989.

In this position, he co-ordinated the selection and design of the STP at Obuasi, the world's biggest bacteria plant currently in operation. In 1992 he was promoted to Mill Manager for OTP at Obuasi and was redesignated as Metallurgical Services Manager when oxides depleted. Prior to his current appointment he was the Metallurgical Manager for STP Biox'r' Plant. He holds a B.Sc (Hons) degree in Chemical Engineering from KNUST, Kumasi and M.Sc Mineral Process Design, Imperial College of London.

         Augustine Oti-Brako (age 48). Mr. Oti-Brako is General Manager, Mining in Obuasi. He joined the Company in 1991 as Technical Assistant (Engineering) and rose to the position of Senior Manager - Underground. He holds a Bachelor's degree in Mining Engineering from Leeds University and an MSc degree in Rock Mechanics from Newcastle University, UK.

         Daniel Monney Akwafo Owiredu (age 44). Mr. Owiredu is the Managing Director of Societe Ashanti Goldfields de Guinee. He was previously Managing Director of the Bibiani mine which he managed as a project to its commissioning. He has had 17 years of service with Ashanti and was appointed to his present position in 2002. He had earlier served as Chief Engineer for underground mining operations in Obuasi, and was instrumental in the setting up of the Company's BIOX'r' plant from inception to commissioning. He holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK.

         George Potter (age 45). Mr. Potter is the Managing Director, Group Metallurgy. He joined the Company in 1994 as Metallurgical Superintendent at the PTP, Obuasi. He has acted as Mill Manager on all three major Metallurgical Plants at Obuasi and has also served as Manager, Metallurgical Services. Prior to his current appointment, he was General Manager, Processing, at Obuasi, and has had previous experience with RTZ in Zimbabwe and Rand Mines of South Africa. He holds a Diploma in Mineral Processing & Extractive Metallurgy and is a member of the Institute of Mining & Metallurgy.

         David Renner (age 37) joined the Company in 1991. Mr. Renner is Managing Director of Iduapriem/Teberebie. He was previously Senior Manager, Group Strategic Planning, prior to that he was the Project Manager for the Geita project in Tanzania, after serving as Section Geotechnical Engineer at both the surface and underground operations of the Obuasi mine and as Special Assistant to the Chief Executive. He holds a BSc (Hons) degree in Civil Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi, and MSc in Geotechnical Engineering from the University of Newcastle-upon-Tyne (UK) and an MBA from the University of the Witwatersrand. He is a Member of the Institute of Soil & Rock Mechanics (ISRM) and an Associate of the Ghana Institution of Engineers (GhIE).

         Jacob Yakubu Timbilla (age 52). Mr. Timbilla is General Manager, Projects, at Obuasi. He joined the Company in 1973 and was appointed to his present position in 1998. He has had extensive mining experience covering all sections and operations of the underground mine at Obuasi. Between 1985 and 1994, he served as a member of the Board of Directors of the Company. He holds a BSc (Hons) Mining Engineering degree from Camborne School of Mines in the UK.

         Gary Townsend (age 45). Mr. Townsend is Group Financial Controller. He joined the Company in 1996 and was previously Group Chief Accountant of Unigate Plc. He is a Fellow of the Institute of Chartered Accountants of England and Wales and a member of the Institute of Taxation (UK).

         Ken Tshribi (age 42). Mr. Tshribi is General Manager, Legal. He joined the Company from CAL Merchant Bank in 1996. He holds an LLB (Hons) degree from the University of Ghana and is a Member of the Ghana Bar Association. He has also been involved in the teaching of law.

B. Compensation

         In fiscal year 2001, the aggregate amount of compensation comprising remuneration and benefits in kind paid by the Company to all of its directors and officers was approximately US$2.5 million. This does not include the remuneration of Mr. S E Jonah which is included in the technical services fee paid to Lonmin Plc. See Item 7B "Major Shareholders and Related Party

Transactions". In the financial year ended December 31, 2001, the Company paid US$0.7 million to Lonmin Plc for such technical services including the services of Mr. S E Jonah.

         Individual service agreements exist between the Company and Mr. T S Schultz, Mr. S Venkatakrishnan, Mrs. M Botsio-Phillips and Mrs. E D Ofori Atta at respective annual salaries of 'L'230,000 up to December 31, 2002, of 'L'220,000, US$125,000 (payable in Cedis) and US$110,000 (payable in Cedis), all subject to annual review. The service contracts of Mr. S Venkatakrishnan and Mrs. M Botsio-Phillips will expire on December 31, 2004. Following the approval of the shareholders at the Annual General Meeting on May 28, 2002, Mr. T S Schultz will serve an additional year as Chief Operating Officer until December 31, 2002 on a salary of US$360,000 for that year. Mrs Ofori Atta's contract runs until December 31, 2003, when she will take normal retirement. These agreements may be extended by the Company from January 1 each year for a further period of one year to expire three years thereafter or be terminated, subject to two years' notice. The executive directors are also entitled to receive a bonus of such amoun as the Board may determine, an annual gratuity in lieu of a pension in the amount of 20% of their basic annual salary, private medical expenses, insurance, emergency evacuation insurance, a company car and accommodation for them and their families. Mr. T S Schultz and Mr. S Venkatakrishnan are also entitled to receive the costs of education of their children until they reach the age of 21 years.

         Ashanti entered into appointment letters with each of Dr. Martineau and Dr. Crocker with effect from February 22, 2000, and with Mr. Gibian and The Rt. Hon. The Baroness Chalker of Wallasey P.C. with effect from March 24, 2000, respectively and Mr. Morrell with effect from February 28, 1997 (renewed on May 31, 2000). Ashanti also entered into similar appointment letters with Mr. Beckett with effect from March 5, 1994 (renewed with effect from April 25,
2001). Each Director's contract is for a period of approximately three years (subject at all times to the retirement by rotation provisions as set out in the Regulations) and renewable on the same terms.

         Ashanti, acting through the Board, entered into appointment letters with Mr. Anin and Mr. Haslam with effect from July 27, 2001 and March 8, 2002, respectively. Each of these two service agreements was approved at the Annual General Meeting held on May 28, 2002.

         Save for Mr Beckett, the Chairman of the Board, who is entitled to a retainer of US$75,000 per annum (prior to June 1, 2002 he was entitled to a retainer of US$40,000 per annum), each non-executive Director is entitled to a retainer of US$30,000 per annum and a Board committee Chairman is entitled to an additional US$5,000 per annum. Each non-executive Director is also entitled to an attendance fee of US$1,000 for each Board meeting attended in person and, if the meeting is attended in person outside their country of domicile, then that Director is also entitled to a travel fee of US$1,500. Each non-executive Director is also entitled to be reimbursed all reasonable expenses incurred on Ashanti's business and in attending Board meetings.

   Incentive Schemes

         The Company operates a number of incentive schemes, details of which are summarised below.

   The AGC Senior Management Share Option Scheme

         Since flotation in 1994, the Company has operated the AGC Senior Management Share Option Scheme (the "Option Scheme"). This was re-adopted at the Company's Annual General Meeting (with modifications) on April 25, 2001.

         The price per Share at which Options may be exercised is the average of the closing middle market quotations for the Shares on the London Stock Exchange on the five dealing days immediately preceding the date of grant of the Option. The exercise price will be denominated in US dollars. However, the price may, at the election of participants, be payable on exercise in cedis (translated from US dollars at the average of the closing buying and selling spot rates ruling two days before exercise of the Option).

         Options will normally be exercisable at any time between the third and tenth anniversaries of the date of grant. Special provisions apply if the participant's employment terminates by reason of death, disability, retirement or redundancy, other reasons at the Committee's discretion, or in the case of an expatriate employee on expiry without renewal of his fixed-term contract of employment, or in the event of a person becoming a "majority shareholder controller", or on a reconstruction or liquidation of the Company. Otherwise, the right to exercise an Option will generally be forfeited shortly after a participant leaves employment. Options have previously been granted subject to performance conditions. However, as one of the primary objectives of the option scheme is to help the Company retain key personnel, future Options will be granted with effect from April 25, 2001 (the date of approval of the revised rules) without performance conditions.

         The number of Shares which may be issued or become issuable pursuant to Options granted on any date, when added to the number of Shares issued and remaining issuable in respect of outstanding option rights conferred in the previous 10 years under the Option Scheme and any other share schemes operated by the Company, may not exceed 10% of the number of Shares in issue immediately before that date.

         No option may be granted after April 25, 2011.

         As at December 31, 2000, of the options granted to directors and staff 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on April 25, 2001, option holders were invited to cancel all outstanding Options voluntarily. The proposal was made on the basis that for every 10 shares currently under Option a new Option would be granted over three shares.

         In the case of executive directors and certain members of the Company's senior management, their outstanding "underwater" Options were required to be surrendered in order to receive any further awards under the Company's long-term incentive plans.

         Options over 5,364,485 shares in respect of other Senior Management and over 508,050 shares in respect of executive directors were cancelled in accordance with the invitation.

         Following the cancellation and re-grant of Options described above, on May 3, 2001, the total number of ordinary shares over which executive directors and senior management now hold options as at December 31, 2001 analyzed as follows:


                                Replacement    Annual
                      Options       Options   Options    Exercise
Director            Cancelled       Granted   Granted   Price US$       Total
-----------------------------------------------------------------------------
S E Jonah             290,000        87,000   173,664        2.29     260,664
T S Schultz           128,050        38,415    55,229        2.29      93,644
E D Ofori Atta         45,000        13,500    16,509        2.29      30,009
M Botsio-Phillips      45,000        13,500    18,760        2.29      32,260
S Venkatakrishnan                              52,828        2.29      52,828
S Venkatakrishnan                                            2.55      50,000*

Others
Other Senior
Management I                                                 1.66      40,000*
Other Senior
Management II       5,364,485     1,609,345   663,100        2.29   2,272,445
-----------------------------------------------------------------------------

*S Venkatakrishnan and one other executive retained their options, granted to them over 50,000 shares and 40,000 shares at US$2.55 and US$1.66 respectively, given that the exercise prices were in line with the Company's share price at the time of the option exchange described above.

         All Options granted on May 3, 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on May 3, 2004 and lapse on May 2, 2011.

    Bonus Co-Investment Plan and Restricted Share Scheme

         Under the Bonus Co-Investment Plan, executive directors and key employees are invited to invest a percentage of their annual remuneration in Ashanti ordinary shares ("Ashanti shares"). These are designated "Invested Shares" for the purposes of the Plan. Participants are then granted without further payment rights to receive additional shares referable to the number of shares which they have purchased as Invested Shares. These additional shares are designated "Matching Shares" for the purposes of the Plan. Normally, so long as the participant does not sell the Invested Shares within a two-year period following their purchase, the Matching Shares will normally be released to the employee in equal installments on the first and second anniversaries of the award. Rights to receive Matching Shares will normally lapse if the participant leaves the Company or sells the Invested Shares within two years of the purchase of the Invested Shares.

         Under the Performance Share Plan, also called Restricted Share Scheme, executive directors and key employees receive free Ashanti shares, if Ashanti achieves certain performance conditions within a three-year period. Shares acquired by the Trustee will be conditionally awarded to employees nominated by the Company, and transferred to employees following the employee's completion of three years' service from the date of the award provided certain performance targets are met. Special provisions apply if the participant's employment terminates by reason of death, disability, retirement or redundancy or other reasons in the Committee discretion or (in the case of an expatriate employee) on expiry without renewal of his fixed-term contract of employment, or on a person becoming a "majority shareholder controller" or on a reconstruction or liquidation of the Company.

         On May 3, 2001, 377,280 ordinary shares were awarded under the Restricted Share Scheme for which new Ashanti ordinary shares were issued, out of this, 91,680 shares were awarded to Directors. This remained unchanged as at December 31, 2001.

         Shares in category `A' were acquired from the market while in respect of category `B', new shares were issued in line with the modified rules as approved at the Annual General Meeting of April 25, 2001.

         The full number of shares to which a participant is entitled would only be received if Ashanti meets challenging internal and/or external goals. Right to receive shares will normally lapse if the participant leaves the Company within three years of the grant of the award.

         The Bonus Co-Investment Plan uses Ashanti shares which have already been issued and these are purchased by an employee trust, which is funded by Ashanti on terms agreed by the Board.

         As at June 28, 2002 the following awards have been made to the directors under the Company's Bonus Co-Investment Plan and Performance Share Plan since their introduction:

                          Shares awarded    Shares awarded under the
                         under the Bonus     Performance Share Plan
Name                  Co-Investment Plan   Category `A'   Category `B'
----------------------------------------------------------------------
S E Jonah                         14,388          9,000             --
M Botsio-Phillips                     --          6,000         12,000
E D Ofori Atta                        --          6,000         10,560
T S Schultz                        7,697          6,000         35,328
S Venkatakrishnan                     --          3,000         33,792
----------------------------------------------------------------------
Total                             22,085         30,000         91,680
======================================================================

         Awards made under both the Bonus Co-Investment Plan and the Performance Share Plan will be allowed by run their course, but it is currently intended that no further awards will be made under them.

   Long-Term Performance Plan

         Shareholders approved at the AGM on April 25, 2001 a long-term incentive plan under which only the most senior executives will be eligible. Each award will have a three year performance period, and payment will generally be conditional on the executive remaining with the Company for the duration of that period. The maximum amount receivable will normally be 100% of annual basic salary at the award date. At the end of the three year period, performance will be assessed and payments will be made according to the level of the Company's performance measured against performance targets set when the award was made. No awards have yet been made.

   Changes in Share Awards and Directors' Beneficial Interests

         Between January 1, 2002 and September 18, 2002 the following changes have taken place under the various share incentive plans:

   Bonus Co-Investment Plan and Restricted Share Plan

         A total of 74,282 shares including 44,170 awarded to two Executive Directors, comprised in awards made in 1999 and 2000 under the Bonus Co-Investment Plan were transferred to participants on August 20, 2002. With the transfer of these shares to participants there are currently no shares remaining under the Bonus Co-Investment Plan. It is intended that no further awards will be made under the Plan.

         An aggregate of 12,000 shares awarded to Executive Directors in 1999 under the Restricted Share Plan were lapsed in August 2002 following non-achievement of set performance conditions.

         Under the Restricted Share Plan, Executive Directors were awarded an aggregate of 129,871 on August 22, 2002. Awards to Executive Directors under the plan to-date is 239,551.

                                           Previous Awards Remaining      Cumulative
Name of Executive Director   New Awards   Category `A'   Category `B'   Total Awards
-------------------------------------------------------------------------------------
S E Jonah                        64,040          6,000             --         70,040
T S Schultz                      24,940          3,000         35,328         63,268
E D Ofori Atta                    8,000          3,000         10,560         21,560
M Botsio-Phillips                 9,036          3,000         12,000         24,036
S Venkatakrishnan                23,855          3,000         33,792         60,647
-------------------------------------------------------------------------------------
Total                           129,871         18,000         91,680        239,551
=====================================================================================

         The total number of shares awarded to qualifying employees under the Restricted Share Plan on August 22, 2002, including Executive Directors, was 305,071.

   Directors' Beneficial Interests

         The transfer of shares under the Bonus Co-Investment Plan has resulted in an increase in beneficial interests of Messrs S E Jonah and T S Schultz, the Executive Directors who participated in the plan. Details of the beneficial interests of these directors are as detailed below.

         Dr CA Crocker, also a Director, sold 5,000 shares in the Company on August 21, 2002 resulting in a nil balance of his beneficial interest in the Company.

                   Previous Beneficial                   Total Beneficial
                        Interest as at    Additions/       Interest as at
Name of Director     February 28, 2002   (Disposals)   September 18, 2002
-------------------------------------------------------------------------
S E Jonah                       45,302        14,388               59,690
T S Schultz                     23,548         7,697               31,245
Dr C A Crocker                   5,000        (5,000)                  --
-------------------------------------------------------------------------

         As at September 18, 2002 beneficial interests of the other Directors remained unchanged.

   AGC Senior Management Share Option Scheme

         On August 22, 2002 Executive Directors were granted options over an aggregate of 182,560 Ordinary Shares of the Company at an exercise price of US$4.88 per share. The total number of Shares over which options were granted on August 22, 2002 to all qualifying employees, including Executive Directors, was 606,560.

         Following the grant, Executive Directors now hold options over 701,965 Shares of the Company as detailed below:

                             New Options   Previous Options   Cumulative Total
Name of Executive Director       Granted               Held            Options
------------------------------------------------------------------------------
S E Jonah                         79,700            260,664            340,364
T S Schultz                       39,000             93,644            132,644
E D Ofori Atta                    12,430             30,009             42,439
M Botsio-Phillips                 14,130             32,260             46,390
S Venkatakrishnan                 37,300            102,828            140,128
------------------------------------------------------------------------------
Total                            182,560            519,405            701,965
==============================================================================

         As at September 18, 2002 the total number of shares over which options have been granted was 3,438,410.

C. Board Practices

   Audit and Finance Committee

         The Audit and Finance Committee reviews and reports to the Board on the compliance, integrity and major judgmental aspects of the Company's published financial statements, the scope and quality of the internal and external audit and the adequacy of the Company's internal controls.

   Management Development and Remuneration Committee

         The Management Development and Remuneration Committee is responsible for the appointment of directors and determination of the level and structure of executive directors' remuneration, and the review of their performance and service agreements. It then makes recommendations to the Board on these matters in accordance with its terms of reference and reviews and approves succession programs with respect to top management.

   Risk Management Committee

         The Risk Management Committee reviews and monitors execution of risk management policies of the Company with particular focus on financial risks, including hedging, and where necessary makes recommendations to the Board.

   Corporate Governance Committee

         The Corporate Governance Committee is responsible for the monitoring of the general conduct of directors in line with best practice and screens individuals proposed for appointment to the Board. It is also responsible for the non-financial aspects of the Company's safety, health and environmental issues and makes recommendations, as appropriate, to the Board.

D. Employees

         Details of the number of employees by activity are set out in note 7 to the financial statements. Most of the Company's employees belong to unions. In Ghana, the terms of employment and remuneration for junior staff are determined by collective bargaining agreements ("Collective Agreements"), entered into between the Company and the Ghana Mine Workers' Union. The Collective Agreements have a term of three years and levels of pay are negotiated annually.

E. Share Ownership

         No individual listed under Item 6B owns as much as 1% of the ordinary shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

         Lonmin currently owns 28.4% of the outstanding Ashanti Shares and the Government of Ghana currently owns 17.4% of the outstanding Ashanti Shares and the Golden Share. The Golden Share is more fully described in Item 10B - Regulations of the Company. This does not take into account any Ashanti Shares which Lonmin or the Government of Ghana may acquire pursuant to the MENs, the Call Option or the Put Option. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Lonmin is a holding company which is involved, through its subsidiaries and associated companies, in the mining and refining of minerals and metals. Lonmin is listed on the London Stock Exchange and the Johannesburg Stock Exchange.

         Lonmin pursuant to a Replacement Technical Services Agreement provides the services of Mr. S E Jonah, the Chief Executive and Group Managing Director of the Company. Mr. S E Jonah is also a director of Lonmin. In addition, Mr. G E Haslam, the Chief Executive of Lonmin is also a director of the Company.

         As far as is known to the Company, as of July 12, 2002, no individual shareholder other than the Government of Ghana and Lonmin, whose interests are described above, owns directly more than 10% of the shares. The directors and officers of the Company as a group (41 persons) own an aggregate of less than 1% of the Company's outstanding Shares. Based on the statutory records of the Company and the information provided by the Registrar for the GDRs, the following persons hold (as at July 12, 2002), 5% or more of the issued share capital of the Company:

                                                                          Approximate
                                                                        percentage of
Shareholder                      Shareholding*      Type of ownership   share capital
--------------------------------------------------------------------------------------
Lonmin Plc.                         36,000,000   Legal and beneficial            28.4
Government of Ghana                 21,978,104   Legal and beneficial            17.4
Prudential PLC                       8,855,026             Beneficial             7.0
Genesis Asset Managers Limited       7,906,375             Beneficial             6.2

*The shareholdings of Lonmin and the Government of Ghana do not take into account any Ashanti Shares which Lonmin or the Goverment of Ghana may acquire as a result of the MENs, the Call Option or the Put Option. (See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.)

B. Related Party Transactions

         The Company entered into a Replacement Technical Services Agreement in March 1994 with its largest shareholder, Lonmin (then Lonrho Plc). This agreement was amended by letter agreements dated December 1, 1995, July 30, 1998 and June 17, 1999. Under the Technical Services Agreement, Lonmin is required to provide the services of Mr. S E Jonah to the Company as its managing director and/or chief executive.

         If Mr. Jonah ceases to serve as managing director and/or chief executive for any reason, Lonmin has the non-exclusive right to nominate a person to fill any vacancy in the office of managing director and/or chief executive subject to the approval of the Board of Directors. Lonmin's right of nomination shall not apply at any time when Lonmin's holding of Ashanti Shares is less than 25%. If a person so nominated is appointed and is an employee of the Lonmin group, Lonmin will continue to receive remuneration for providing his services under the provisions of the agreement as described below.

         As remuneration for all such services, the Company will pay Lonmin a quarterly fee equal to Lonmin's costs of providing such services, including the managing director and/or chief executive's salary and other benefits. In 2001, Ashanti paid Lonmin US$700,000 pursuant to this agreement. In the event that the managing director and/or chief executive of the Company ceases to be a Lonmin employee, the fee shall be payable in arrears.

         The agreement continues indefinitely and may not be terminated or amended by either party thereto except in the case of an unremedied breach or by consent. In the event that Mr. Jonah is removed by Shareholders as the Company's chief executive and/or managing director, Ashanti has agreed to reimburse Lonmin in respect of any payments it may make to Mr. Jonah pursuant to his employment contract up to an amount equal to two years' salary and benefits plus an amount equal to 50% of Lonmin's commitment to fund Mr. Jonah's pension arrangements.

         Another major shareholder is the Government of Ghana. The Company pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government and associated authorities. Amounts paid during 2001 totalled approximately US$51 million. Of this amount, approximately US$8.2 million was attributable to royalties and the remainder to corporate and other taxes and utility charges. The Ministry of Mines of the Government of Ghana is also the Licensor of the Company's mines in Ghana. These arrangements are described under Item 4B "Information on the Company - Business Overview - Regulation and Leases".

   Subsequent Events

         On June 28, 2002 Lonmin subscribed for US$75,000,000 of MENs pursuant to the Lonmin MENs Subscription Agreement and the Government of Ghana MENs Subscription Agreement. (See Item 10 -"Additional Information - Material Contracts".) The Government of Ghana has a Call Option in respect of US$28,430,695 of the MENs.

C. Interests of Experts and Counsel

   Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information
   See Item 18 - "Financial Statements".

     Legal Proceedings

         The Company is party to various pending legal proceedings arising in the ordinary course of business.

         The Company, Sam Jonah, and Mark Keatley (the Company's former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging non-disclosures and misstatements concerning Ashanti's hedging position and program. The plaintiffs contend that the Company and individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased the Company's stock during the period July 28, 1999 through October 5, 1999 (the "1999 Class Period"), while the third purported to be brought on behalf of investors who purchased the Company's stock during the period April 21, 1997 through October 5, 1999 (the "1997-1999 Class Period"). The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.

         The three actions were consolidated for all purposes by the Court and the court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. A consolidated amended class action complaint was filed on October 27, 2000. Pursuant to a Stipulation and Order signed by the Court, the claims in the 1997-1999 Class Period have been stayed.

         The Company is vigorously defending the claims and moved to dismiss the consolidated amended class action complaint; in a decision dated February 13, 2002, the Court granted in part and denied in part that motion. Following that decision, the plaintiffs filed a second consolidated amended class action complaint, which the Company answered and discovery has recently commenced. Although the Company cannot make any assurances regarding the ultimate outcome of the litigation, it believes that the outcome will have no material adverse affect on Ashanti's financial position.

         A number of expatriate employees instituted an action against Kilo-Moto Mining Company ("Kimin"), a Democratic Republic of Congo ("DRC") (formerly Zaire) subsidiary of Ashanti and Ashanti in the Brussels Labor Court for arrears of salary, severance payments and payment in lieu of holiday. On November 16, 1999, the Brussels Labor Court upheld the claims of four of the ex-employees against Kimin for arrears of salary incurred up to October 1, 1997. The Brussels Labor Court also held that Ashanti was jointly and severally held liable with Kimin for the claimants' salaries and severance payments as from October 1, 1997. Kimin and Ashanti appealed against the judgment. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, DRC to enforce the provisional judgment against Kimin in the DRC. The Brussels Labor Court of Appeal issued its judgment on March 13, 2002. The Court awarded a total sum of 1,501,870.34 euros (approximately US$1.35 million) plus 7% interest, in favor of the affected ex-employees as against the total amount claimed by them of US$2.2 million plus interest. Ashanti's liability for a further claim for payment in lieu of holiday was to be decided later this year. On July 17, 2002 all parties to the dispute reached a full and final settlement of all claims in this regard.

         In July 2001, the Serious Fraud Office in Ghana, which had instituted investigations into alleged financial improprieties at Ashanti's Obuasi mine, issued a report which cleared Ashanti and its management of any wrongdoing.

         With regard to the arbitration proceedings at the International Court of Arbitration of the International Chamber of Commerce between Pangea Goldfields Inc. and the Company, the parties have agreed an amicable settlement of the dispute that would obviate any further arbitral proceedings and which would not have any material adverse effect on the Company's financial position.

     Dividend Policy

         The Company is not paying a dividend for 2001 (2000: Nil) due to its financial position and the negative balance in reserves.

Item 9. Offer and Listing

A4. Price History of Stock

         The table below sets forth for the quarters indicated, the reported high and low sales price for the Company's shares on the Ghana Stock Exchange.

                                                                      Translated into         Average Daily
                                           Cedis Per Share               US Dollars           Trading Volume
                                           High        Low           High           Low   (number of shares)
------------------------------------------------------------------------------------------------------------
Financial Year
1997
January 1 - March 31, 1997                22,500      20,510        11.89          10.84                 234
April 1 - June 30, 1997                   22,050      21,300        11.30          10.88                 185
July 1 - September 30, 1997               22,050      19,900        10.08           9.10                 418
October 1 - December 31, 1997             21,100      15,400         9.40           6.85                 348

1998
January 1 - March 31, 1998                17,000      16,500         7.42           7.20                 564
April 1 - June 30, 1998                   18,000      18,000         7.80           7.80                  70
July 1 - September 30, 1998               18,000      15,300         7.74           6.58                  65
October 1 - December 31, 1998             18,000      16,500         7.73           7.03                 150

1999
January 1 - March 31, 1999                19,000      18,000         7.45           7.86                  57
April 1 - June 30, 1999                   18,700      18,700         7.39           7.39                  49
July 1 - September 30, 1999               18,700      18,700         7.00           7.00                  --
October 1 - December 31, 1999             18,700      18,700         5.34           5.34                  40

2000
January 1 - March 31, 2000                18,700      18,700         4.57           4.57                  57
April 1 - June 30, 2000                   18,700      18,600         3.46           3.44                   6
July 1 - September 30, 2000               18,600      18,600         2.85           2.85                  --
October 1 - December 31, 2000             18,600      18,600         2.76           2.69                  --

2001
January 1 - March 31, 2001                18,600      18,500         2.67           2.60                   2
April 1 - June 30, 2001                   18,600      18,500         2.57           2.56                  --
July 1 - September 30, 2001               18,800      18,500         2.60           2.57               2,805
October 1 - December 31, 2001             18,800      18,500         2.61           2.57               1,772

2002
January, 2002                             18,800      18,800         2.55           2.53                  85
February, 2002                            18,800      18,800         2.54           2.54                  --
March, 2002                               18,800      18,800         2.50           2.50                  --
April, 2002                               18,800      18,800         2.46           2.46                  --
May, 2002                                 18,800      18,800         2.40           2.40                  50
June, 2002                                18,800      18,800         2.40           2.40                  17
July, 2002                                18,801      18,800         2.23           2.23                  35
August, 2002                              18,801      18,801         2.23           2.23                  --
------------------------------------------------------------------------------------------------------------


NOTES:

1. The Ordinary Shares were listed in Ghana and London in April, 1994. The Ordinary Shares and Global Depositary Receipts ("GDRs") were listed in Australia, New York, Toronto and Zimbabwe in 1996. The Company delisted from Toronto and Australia in 2002.

2. The cedi prices have been translated into US dollars using the average of the buy and sell rates of the Bank of Ghana on the date of each such high and low amount.

         The Ashanti Shares are traded on the New York Stock Exchange ("NYSE") in the form of Global Depository Securities ("GDS"), which are evidenced by GDRs. Each Ashanti GDS represents one Ashanti Share. The table below sets forth, for the periods indicated, the reported high and low trading prices for the Ashanti GDSs on the NYSE.

                                                Per Ashanti GDS           Average Daily
                                               High          Low         Trading Volume
Year                                            US$          US$      (number of shares)
----------------------------------------------------------------------------------------
1997
January 1 - March 31, 1997                    15.62        11.87                 134,738
April 1 - June 30, 1997                       15.25        12.69                 114,648
July 1 - September 30, 1997                   13.63        11.69                  81,733
October 1 - December 31, 1997                 11.44         9.50                 131,061

1998
January 1 - March 31, 1998                    10.00         6.68                 120,164
April 1 - June 30, 1998                       11.00         7.13                 122,166
July 1 - September 30, 1998                    9.03         5.03                 187,466
October 1 - December 31, 1998                 12.00         7.05                 164,892

1999
January 1 - March 31, 1999                    10.69         7.69                 165,249
April 1 - June 30, 1999                        9.69         6.69                 192,506
July 1 - September 30, 1999                   10.13         5.63                 186,139
October 1 - December 31, 1999                  9.38         2.44                 380,128

2000
January 1 - March 31, 2000                     3.75         1.63                 183,578
April 1 - June 30, 2000                        2.56         1.38                  71,668
July 1 - September 30, 2000                    3.06         1.50                  74,890
October 1 - December 31, 2000                  2.77         1.56                  67,648

2001
January 1 - March 31, 2001                     3.05         1.88                  45,664
April 1 - June 30, 2001                        3.31         1.93                 108,537
July 1 - September 30, 2001                    4.18         2.99                 111,781
October 1 - December 31, 2001                  4.25         3.10                  49,642

2002
January, 2002                                  4.10         3.52                 123,300
February, 2002                                 5.02         4.10                 267,042
March, 2002                                    5.45         4.43                 198,345
April, 2002                                    5.37         4.74                 183,714
May, 2002                                      6.45         4.90                 337,995
June, 2002                                     6.39         4.90                 240,215
July, 2002                                     6.30         3.28                 248,455
August, 2002                                   5.34         3.95                 209,473
----------------------------------------------------------------------------------------

C. Markets

         The Company's ordinary shares are listed on the following international stock exchanges and trade under the symbols shown:

                             Ghana               AGC
                             London              AGLS
                             New York            ASL (CUSIP043743202)
                             Zimbabwe            --

         Ashanti delisted from the Australian Stock Exchange with effect from July 1, 2002 following the new Listing Rules introduced by that exchange.

         The Company's shares are also traded on the London Stock Exchange ("LSE') and the NYSE by way of a sponsored Global Depositary Receipt GDR facility with the Bank of New York as depositary. The ratio of Ashanti GDRs to Ashanti Shares is 1:1.

         On the Zimbabwe Stock Exchange ("ZSE"), the Company's Shares are also traded by way of a sponsored Zimbabwe Depository Receipt ("ZDR") facility. The ratio of ZDRs to Ashanti Shares is 100:1.

Item 10. Additional Information

B. Regulations of the Company

         The Regulations of the Company are registered with the Registrar of Companies in Ghana, registration No. 7094. A copy of the Regulations was filed with Ashanti's initial registration in 1994.

     Authorized Business

     The Company is authorized to carry out the following business:

(a) to act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company;

(b) to take over with effect from October 1, 1972 the assets, business, objects and functions in Ghana formerly carried on by the Ashanti Goldfields Corporation Limited pursuant to the Mining Operations (Government Participation) Decree, 1972 (N.R.C.D. 132);

(c) to purchase, take concession of, lease, or otherwise acquire any mines, mining rights, and metalliferous land and any interest therein and to explore, work, exercise, develop and turn the same to account;

(d) to acquire quarries and mineral lands, timber and forestry estates and property and land of every description developed or intended to be developed for the production of raw materials, crops, animal products or agricultural products anywhere throughout the whole world and any interest or concession therein and to explore, work, exercise, develop and turn the same to account;

(e) to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate and prepare for market ore, metal and mineral substances of all kinds;

(f) to carry on in any part of the world all or any of the businesses of financiers, capitalists, concessionaires, commercial agents, mortgage and bullion brokers, discount brokers or financial agents and advisers;

(g) to carry on the businesses of hoteliers, guest house managers, lodging housekeepers, travel agents, tickets and booking agents, charter flight travel contractors, forwarding and custom brokers and to facilitate tours and travel and to arrange hotel accommodation bookings and travelers checks and credit card facilities and other facilities for tourists and travelers and to engage in all aspects of the travel and tourist industry and to run holiday resorts generally;

(h) to carry on all or any of the businesses of general contractors, engineering contractors, civil engineers, site formation and plant layout advisers and consultants (whether civil, mechanical, electrical, structural, chemical, aeronautical, mining, marine or otherwise);

(i) to carry on agriculture in all its aspects and sale of agricultural products;

(j) to carry on in any part of the world any other business of a similar nature or any business which may in the opinion of the Company be conveniently carried on by the Company and any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's businesses.

         Pursuant to Section 24 of the Companies Code, 1963 (Act 179) the Company has for the furtherance of its authorized businesses all the powers of a natural person of full capacity except in so far as such powers are expressly excluded by the Regulations.

     Directors - Powers and Limitations

         Ashanti's Regulations specify that the minimum number of Directors shall be three with no maximum number. At least one Director shall at all times be present in Ghana. The Directors and the Company in General Meeting can appoint a Director, but any Director so appointed shall hold office only until the next Annual General Meeting, and shall then be eligible for re-election. At every Annual General Meeting one-third of the Directors shall retire from office and be eligible for reelection. Any Director appointed to the office of Managing Director is not subject to retirement by rotation.

         Under the Regulations Directors shall not vote in respect of any contract or arrangement in which they (together with any connected person) are materially interested and if they should vote the vote will not be counted.

         No person shall be appointed a Director if that person is an infant, of unsound mind, an undischarged bankrupt or disqualified to act as a Director under the Ghana Companies Code.

         There are no restrictions on Directors to borrow money and to mortgage or charge property of the Company.

     General Meeting and Voting Rights

         The Companies Code provides that shareholders shall exercise their powers in general meeting. The Company is required to hold a general meeting in each year not more than 15 months from the date of the previous annual general meeting, to consider among other things the statutory accounts and reports and to re-elect Directors and the Company's auditors. An extraordinary general meeting may be held when considered necessary by the Board of Directors or when requested by shareholders representing at least one-twentieth of the issued share capital of the Company. At least 21 days' notice must be given of general meetings, and the notice covering a general meeting must state the general nature of business to be considered, and, if the meeting is to consider a special resolution, must set out the terms of such resolution. All general meetings shall be held in Ghana unless the Board of Directors decides otherwise. Any shareholder has the right to have a resolution included in the notice of a general meeting by requesting it in writing to the Board of Directors in time for the matter to be included in such notice.

         At a general meeting of the Company, every holder of Shares who is present, in person (including any corporation present by its duly authorized representative) or by proxy, shall, on a show of hands, have one vote and every such holder present in person or by proxy shall on a poll have one vote for every Share of which he is the holder. No holder of Shares is entitled to attend and vote in respect of any Share held by him unless all calls or others sums presently payable by him in respect of such Share to the Company have been paid. The Companies Code requires a simple majority of votes cast at the meeting to pass an ordinary resolution and a majority of not less than three-quarters of votes cast at the meeting to pass a special resolution. A quorum shall exist only when not less than two holders of Shares entitled to attend and vote at the general meeting are present, in person or by proxy.

         The holder of the Golden Share does not have any voting rights in that capacity, but has certain rights, details of which are set out below.

         In respect of the Company's GDSs, the relevant notice of meeting is sent to the Depositary. At the request of the Company, the Depositary mails a notice in a prescribed form with a specified deadline for submission of voting instructions. Upon receipt of instructions from GDS holders, the Depositary will exercise their respective voting rights accordingly. The Depositary will not vote other than in accordance with such instructions.

     Dividends

         Subject to the provisions of the Companies Code, the Company may, by ordinary resolution, declare dividends to be paid to shareholders. The Board of Directors may pay such interim dividends as appear to the Board of Directors to be justified by the profits of the Company. All dividends shall be declared and paid as a fixed sum per share and not as a proportion of the amount paid in respect of a share. The Companies Code prohibits a Company from paying a dividend to its shareholders unless (i) it is able, after such dividend, to pay its debts as they fall due and (ii) the amount or value of the dividend does not exceed its income surplus immediately prior to the making of such dividend. In addition, no dividend shall exceed the amount recommended by the Board. The Board of Directors may in its discretion make provision to enable any shareholder to receive dividends duly declared in such currency or currencies and at such rates of exchange and on such terms and conditions as it shall determine.

         Dividends due to holders of the Company's GDSs are paid to these holders through the Depositary.

     Pre-emptive Rights

         The Regulations provide that, on any increase in the Company's share capital (except shares which the Company has purchased), the shareholders shall have pre-emptive rights to subscribe for new shares in proportion to their shareholding, unless otherwise approved by the Company in general meeting. Since the Company became listed, its shareholders have disapplied annually their pre-emptive rights in respect of issues of shares at its annual general meetings. At the annual general meeting of the Company held on May 28, 2002, a further resolution disapplying pre-emptive rights was passed.

     Variation of Rights

         The Companies Code provides that if at any time the Shares are divided into different classes, the rights for the time being attached to any class of shares shall not be varied except to the extent and in the manner provided in the Regulations of the Company. Other than the rights attaching to the Golden Share, which can only be varied with the written consent of the holder of the Golden Share, the Regulations provide that the rights attaching to any class of shares may be varied either with the written consent of shareholders holding not less than three-quarters of the issued shares of such class or with the sanction of a special resolution passed at a meeting of the shareholders of such class. All the provisions of the Regulations as to general meetings shall apply in like manner to such meeting, except that a quorum shall exist only when not less than two holders of shares of such class of shares are present, in person or by proxy, holding at least one-third of the total voting rights of the class of shares in question.

     Transfer of Shares

         Any shareholder may transfer all or any of his shares by instrument of transfer, in writing in common form or in any form approved by the Ghana Stock Exchange. The instrument of transfer must be executed by or on behalf of the transferor and, in the case of a share which is not fully paid up, by or on behalf of the transferee. The transferor shall be deemed by the Company to remain the holder of the transferred shares until the transferee's name is entered in the register of members. The Board may decline to register a transfer unless the instrument of transfer is (i) properly completed, (ii) duly stamped, and (iii) delivered for registration to the Company accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. In addition, the Board may, without giving any reason, refuse to register the transfer of any share (i) on which there is an unpaid liability to a person of whom it shall not approve, or (ii) to a person who is an infant or to anyone found by a competent court in Ghana to be a lunatic or a person of unsound mind. These restrictions are removed, and renewed annually, by shareholders as explained above, under pre-emptive rights.

         There are no restrictions under the Company's Regulations or under Ghanaian law that limit the right of non-Ghanaian residents or foreign owners to hold or vote the Company's Shares.

     Ability of the Company to Purchase its Own Shares

         The Company is authorized by its Regulations, subject to compliance with the rules of the Ghana Stock Exchange and the UK Listing Authority, to purchase its own shares. However, the Companies Code requires that in so doing the Company must comply with the following: (i) shares shall only be purchased out of a credit balance on the share deals account or out of transfers to that account (before the Company first purchases any of its shares it must transfer an amount at least equal to the costs of such purchase to such account from income surplus and shall debit to such account all costs expended on the purchase of any of its shares and shall credit to such account the value received on the reissue of any of its treasury shares); (ii) redeemable preference shares shall not be purchased at a price greater than the lowest price at which they can be redeemed; and (iii) other than in respect of redeemable preference shares, the Company shall restrict its purchases of its own shares so that the total number of its shares or any class of shares held by persons other than the Company is not less than 85% of the total number of shares or shares of that class, which have been issued. Shares which are purchased by the Company shall be available for reissue by the Company unless it, by alteration of its Regulations, cancels such shares.

     Shareholder's Ability to Bring an Action Against the Company

         Under Ghana company law, a minority shareholder of a company can only in limited circumstances bring an action, either in his own name or in the name of the company, to redress a wrong done to that company. However, a Ghanaian court may permit a minority shareholder to bring such an action if the act complained of is illegal or beyond the corporate power of the company or infringes the Regulations or constitutes a fraud on the minority shareholders.

         In addition, any shareholder or debentureholder of a company may petition a Ghanaian court on the ground that such company's affairs are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the shareholders or debentureholders or in disregard to their interests, or that some act of such company has been done or is threatened or that some resolution of the members, debentureholders or any class of them has been passed or is proposed which unfairly discriminates against, or is otherwise unfairly prejudicial to, one or more of the members or debentureholders. The court may make such order as it thinks fit upon such an application including an order (i) directing or prohibiting any act or canceling or varying any transaction or resolution, (ii) regulating the affairs of the company in the future, or (iii) providing for the purchase of shares of any members by other members or by the company itself with a consequential reduction in its stated capital.

         A member may also bring an action against any director in respect of a breach by such director of his fiduciary duties.

     Liquidation

         The Company may be dissolved voluntarily only through the written consent of the holder of the Golden Share. Upon dissolution, the liquidator may with the sanction of a special resolution of the Company and any other sanction required by the law divide among the members in specie or kind the whole or any part of the Company's assets and may, for that purpose, set such value as he deems fair upon any such property and determine how the division shall be carried out, and may vest the whole or any part of such assets in trustees on such trusts for the benefit of the members as he shall determine, but no shareholder shall be compelled to accept any securities on which there is any liability.

     The  Golden Share

         The following is a summary of the rights which attach to the Golden Share issued to the Government of Ghana:

         a) The Golden Share shall carry no right to vote but the holder of the Golden Share shall be entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares.

         b) The Golden Share may only be issued to, held by or transferred to a Minister of the Government of Ghana or any person acting on behalf of such Government and authorized in writing by such Minister.

         c) On a return of assets in a winding-up or liquidation of the Company, the holder of the Golden Share shall be entitled to the sum of one thousand cedis in priority to any payment to other members, but the Golden Share shall confer no further right to participate in the profits or assets of the Company. The Golden Share shall have no right to dividend and no right to participate in any offer of securities to existing shareholders or in any capitalization issue.

         d) The holder of the Golden Share may require the Company to redeem the Golden Share at any time in consideration of the payment to such shareholder of one thousand cedis. The Golden Share is not redeemable at the option of the Company.

         e) Each of the following matters shall be deemed to be a variation of the rights attaching to the Golden Share and shall accordingly be effective only with the written consent of the holder of the Golden Share:

         (i)   any amendment to or removal of the rights of the Golden Share;

         (ii)  the voluntary winding-up or voluntary liquidation of the Company;

         (iii) the redemption of or purchase by the Company of the Golden Share;

         (iv) the disposal of any mining lease held by the Company or any subsidiary; and

         (v) any disposal (other than a disposal in the ordinary course of the business of the Company) which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Company taken as a whole, as further described in the Regulations.

         Pursuant to the Mining Law, the Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of the Company. See Item 4B "Information on the Company - Business Overview - Regulations and Leases".

     Cumulative Voting

         Ashanti's Regulations do not provide for cumulative voting.

     Written Resolutions

         A resolution in writing of the Company is valid and effective if signed by all the members of the Company at such time who are entitled to attend and vote on such resolution at a general meeting of the Company, or by their duly authorized representatives, unless such resolution relates to the removal of an auditor or a director, which can be effected only at a general meeting of the Company.

     Terms for Directors

         Under the Company's Regulations a director may hold any other office (including the office of Managing Director) or place of profit in the Company in conjunction with the office of director, other than the office of auditor.

         The Board of Directors may from time to time appoint one or more of the directors to such other office for such period and on such terms as they may determine. The Board of Directors may from time to time appoint one or more of the directors to the office of Managing Director, who shall be the Chief Executive, for such period and on such terms as they may determine, and such appointment will automatically end if the holder of the office ceases to be a Director.

         Where any director holds any such other office or place of profit in the Company the terms of his/her appointment may provide for his/her remuneration in respect of such other office of place of profit but he/she shall not be entitled to any remuneration additional to the fees to which he/she is entitled as director unless and until the terms of his/her appointment to such office have been approved by ordinary resolution of the Company. Furthermore under the Companies Code, remuneration or fees shall not be paid to directors without shareholders' approval.

     Inspection of corporate records

         Under the Companies Code, all members of the Company are permitted during business hours to inspect free of charge statutory records comprising the register of members, the minutes of proceedings of general meetings or class meetings of the Company, and the register of directors' interests in the Company. Non-members of the Company may inspect the register of members upon the payment of a prescribed fee.

         The Company's quarterly and annual reports are circulated to registered shareholders and GDS holders in accordance with the provisions of the Companies Code and applicable stock exchange regulations.

     US Securities Law

         The Company is required to comply with certain US securities laws as a foreign private issuer because its GDSs are registered under Section 12(b) of the Securities Exchange Act of 1934. Although the Company must comply with reporting obligations under Section 13 of the Act, as a foreign private issuer it is not subject to the proxy rules under Section 14 of the Act or the insider short-swing profit disclosure and recovery provisions under Section 16 of the Act.

C. Material Contracts

         The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company within the two years immediately preceding the date of this filing and are or may be material:

(a) Sale of a 50% interest in the Geita Mine

     Introduction

         Ashanti, AngloGold Geita Holdings Limited ("AngloGold Geita") and AngloGold Limited ("AngloGold") entered into a transaction agreement on June 23, 2000 (the "Transaction Agreement"). The completion of the transaction, under the Transaction Agreement occured on December 15, 2000 ("Closure"). Pursuant to the Transaction Agreement, Ashanti agreed to sell a proportion of its existing shareholding in one of its subsidiaries, Cluff Resources Limited ("Cluff") and to procure that Cluff issues additional new shares to AngloGold Geita so that, at closure, AngloGold Geita held 50% of the then issued shared capital of Cluff. Ashanti agreed to carry out, between entering into the Transaction Agreement and closure, the reorganization, pursuant to which Ashanti reorganized its group corporate structure to ensure that Cluff owned the entire issued share capital of another subsidiary, Samax Resources Limited ("SRL") and, indirectly, Ashanti Goldfields Tanzania Limited ("AGTL") and hence the entire Geita project, which at closure was the sole asset of the Cluff Group. At closure Ashanti also agreed to transfer to AngloGold Geita one half of the then existing inter-company debt which amounted to approximately US$31 million.

         In consideration for the above, AngloGold Geita paid to Ashanti US$205 million in cash plus additional consideration of US$2.8 million. AngloGold also procured the provision to AGTL of US$130 million of project financing net of costs described further under (i) below (see AGTL Project Financing as defined below) which was used to repay the US$100 million senior bridge credit facility dated February 21, 2000 (the "Bridge Facility") previously arranged by Ashanti, the balance applied by AGTL to reduce inter-company indebtedness due to Ashanti.

         Pursuant to the Transaction Agreement, Ashanti was responsible for all costs incurred in completing the construction of the Geita Mine as set out in an agreed capital expenditure budget. Any cost savings will be for Ashanti's benefit. Any additional work post project completion (as defined in the Transaction Agreement) was jointly funded by AngloGold and Ashanti.

         In addition to the budgeted capital expenditure costs, AngloGold required Ashanti to take full responsibility for certain contingent liabilities relating to the construction of the mine.

     Warranties and Indemnities

         The Transaction Agreement contains an indemnity (not subject to any financial cap or time limit) which Ashanti has given to AngloGold Geita for all liabilities of the Cluff Group, other than as disclosed in the latest accounts of the Cluff Group, which exist after closure but which relate to events, occurrences or circumstances arising in the period up to closure. These effectively relate to any liabilities which the Cluff Group might have retained which do not relate to the Geita Project. In addition AngloGold Geita has the benefit of an indemnity if any part of the Reorganization is void or avoided for any reason.

         In addition to the indemnities, Ashanti has given certain, largely informational, warranties, usual in a transaction of this nature. Ashanti's total liability under the warranties is capped at US$15 million except in relation to warranties which concern the special mining licence, title to the shares being sold and certain warranties concerning the companies in respect of which AngloGold Geita is acquiring an interest. Claims in respect of these warranties may not exceed an aggregate amount equal to the cash consideration.

(b) Geita Joint Venture Agreement and Contribution of Ridge 8

     Geita Joint Venture Agreement

         Under the terms of the Geita Joint Venture Agreement dated December 15, 2000 both Ashanti and AngloGold Geita shall have exactly the same rights and interests in the Cluff Group and in the management of the Geita project. Accordingly, the benefits of the Geita project shall be enjoyed, and the obligations borne, equally by the parties. The agreement therefore provides for the unanimous agreement of both parties (acting through their nominated representatives) to any material action, including the agreement of annual budgets and amendments to the business plan, taken by any member of the Cluff Group or in relation to the Geita project. AngloGold is also a party to the agreement as guarantor of AngloGold Geita's obligations.

         In relation to the Geita project a management committee has been established, to which both parties have the right to appoint (and remove) four representatives. The management committee may only take action with the favorable vote of at least one representative of each of Ashanti and AngloGold Geita. The management committee has a chairman, who shall not be entitled to a casting vote. The chairmanship rotates on an annual basis, with the current chairman being appointed from among the Ashanti representatives. A similar position will apply in relation to the directorships of the members of the Cluff Group.

         It is intended that any funding required to sustain the Geita project will be met by the cash flow from the project. In the event that the Geita project (or any Cluff Group member) requires additional funding beyond the sum of US$130 million net of costs to be provided on completion Project Finance Amount, neither Ashanti nor AngloGold Geita shall be obliged to provide such funding unless it, in its sole discretion, elects to do so. Ashanti will not have sole responsibility for any aspect of the joint venture going forward with the exception of bearing costs of up to US$2 million for the construction of a haul road. This item formed part of the capital expenditure budget for the Geita project but actual construction was deferred until 2001 and has now been completed.

         In the event that either party wishes to dispose of its interest in the Geita project, this may only be effected through a sale of its shares (and the related shareholder loans) in Cluff. In this event the other party shall have rights of pre-emption in relation to such a sale at the price stipulated by the seller as the price a third party purchaser is prepared to pay. Neither party may dispose of part only of its interest. A change of control of either shareholder shall not be considered to be a deemed disposal which would trigger these pre-emption rights. Neither party may charge its interest to any third party without the consent of the other party.

         It is anticipated that the Geita Mine will be operated by its existing staff provided by Ashanti, supplemented by AngloGold employees when vacancies arise. The day to day operation of the mine is currently in the hands of the managing director of the mine appointed by AngloGold, who was initially appointed by Ashanti. As mentioned above, all key decisions in relation to the Geita Mine's development, operation and financing must be agreed unanimously by AngloGold Geita and Ashanti. In the event that the management committee cannot agree whether to take any action, the matter will be referred to the chief executives of the respective groups who will endeavor to agree on the issue. A failure to reach agreement on the matter will result in it not being implemented.

     Ridge 8

         Following the signing of the Transaction Agreement, Ashanti and AngloGold also entered into an agreement in December 2000 relating to the contribution by AngloGold to AGTL (at no cost to Ashanti) of the Nyamulilima Hill (Ridge 8) project. Ridge 8 is a small property which adjoins the Geita Project properties. The transfer was dependent on the determination of a number of Tanzanian legal issues. The Transaction Agreement provided that if, despite AngloGold's best endeavors, Ridge 8 had not been transferred to AGTL by December 31, 2001 (now extended to September 30, 2002 by an agreement dated March 15,
2002) solely because of a failure to satisfy the key conditions precedent set out in the heads of agreement, then AngloGold is required to confer an equivalent economic benefit on Ashanti. If for any other reason Ridge 8 is not transferred, AngloGold is obliged to pay US$25 million to Ashanti as compensation for its failure to use best endeavors to transfer Ridge 8 to AGTL by December 31, 2001 (now extended until September 30, 2002 by an agreement dated March 15, 2002).

(c) Geita Gold Mine Financing Arrangements

         On December 12, 2000, Geita Gold Mining Limited (formerly Ashanti Goldfield Tanzania Limited) ("Geita Gold") entered into a US$135 million project financing facility (the "Geita Facility") with a syndicate of international banks arranged by NM Rothschild & Sons, Barclays Capital and Dresdner Kleinwort Wasserstein. Ashanti owns (through a number of intermediate companies) 50% of the shares of Geita Gold. The remaining 50% is owned (also through intermediate companies) by AngloGold Limited.

         The Geita Facility was drawn down in a single advance on December 15, 2000. It is to be repaid in 12 semi-annual instalments each of US$10.75 million and a further final instalment of US$6 million. The first instalment was paid on December 31, 2001 in accordance with the Geita Facility agreement.

         The interest rate applicable to the Geita Facility increases over the life of the loan. The interest rate is as follows:

         --    until December 31, 2001 - LIBOR plus 1.20%;

         --    January 1, 2002 until September 30, 2002 - LIBOR plus 1.45%;

         --    October 1, 2002 until December 12, 2003 - LIBOR plus 1.70%;

         --    December 13, 2003 until December 12, 2005 - LIBOR plus 1.95%; or

         --    December 13, 2005 until October 30, 2007 - LIBOR plus 2.20%.

         The Geita Facility was provided to Geita Gold to repay and refinance a US$100 million term loan facility previously borrowed by Geita Gold on February 21, 2000 from Barclays Capital, repay certain inter-company loans provided to Geita Gold, pay fees and expenses in connection with the Geita Facility and finance the remaining construction and development costs of the Geita Mine.

     Key  Points of the Geita Facility

         Until September 30, 2002, the Geita Facility was guaranteed jointly and severally by AngloGold Limited and Samax Resources Limited ("SRL"). This guarantee is referred to as the "Completion Guarantee".

         Following completion, the Geita Facility is now guaranteed by Cluff Mineral Exploration Limited ( "Cluff Mineral "), Cluff, Cluff Oil Limited ("Cluff Oil ") and Geita Management Company

Limited ("Geita Management") on a joint and several basis. Ashanti and AngloGold Limited each own (through subsidiaries) 50% of the shares of these companies. Except in the case of Geita Management, these companies own no significant assets other than an indirect interest in the Geita Mine. Geita Management's only significant assets are hedging contracts entered into in respect of the Geita Mine.

         Ashanti and AngloGold Limited together act as sponsors to the project.

         Geita Gold satisfactorily reached technical completion of the construction of the Geita mine as of September 30, 2002. Satisfaction of the physical, financial and operational tests has resulted in the Completion Guarantee being discharged in full and correspondingly the obligations of AngloGold Limited and Samax Resources Limited as completion guarantors being discharged in full.

         Geita Gold is obliged to make a mandatory prepayment of the Geita Facility whenever it pays a dividend or distribution to its shareholders. Each prepayment will be of an amount equal to half of the total distribution paid at that time. There is a cap on mandatory prepayments so that the maximum amount that Geita Gold can ever be required to prepay is an amount sufficient to reduce the final repayment date for the Geita Facility by 24 months. In addition, Geita Gold will be required to make a mandatory prepayment if it holds more than US$25 million in its proceeds account on the date of Completion or any principal repayment date. In such circumstances, the prepayment will be equal to one third of the excess over the US$25 million threshold.

         Geita Gold is required to fulfil financial covenants in respect of loan life, project life, reserve tail and debt service cover ratios. Failure to maintain these ratios at above specified levels can result in an event of default.

         On and from September 30, 2002, Geita Gold is obliged to maintain a debt service reserve account with a minimum balance equal to the next scheduled repayment of principal together with all interest, fees and political risk insurance premia falling due and payable in the next six months from that repayment date. This account is funded solely by revenues produced from the Geita Mine or, if Geita Gold chooses, from an irrevocable letter of credit.

         Political Risk Insurance ("PRI") has been provided by New Hampshire Insurance (a subsidiary of AIG) and Steadfast Insurance Company (a subsidiary of Zurich International) in favour of the lenders and hedging counterparties covering, amongst other things, the risk of confiscation, expropriation, nationalisation, currency inconvertibility, political violence, war, terrorism, civil commotion, insurrection, rebellion, sabotage, selective discrimination, forced abandonment and other political risks. The lenders are the beneficiaries of the PRI and the PRI premium is paid by Geita Gold.

         Geita Gold is required to ensure that at least 50% of the Geita Mine's anticipated production during the life of the Geita Facility is hedged.

         In order to carry out this hedging, a company (Geita Management) has been established in the Isle of Man. Geita Management carries out all hedges necessary with appropriate hedging counterparties (a syndicate bank or an affiliate or subsidiary of a syndicate bank) to ensure that the financial ratios are met on an ongoing basis. The hedges are carried out on a margin free basis. However, if at any time the aggregate mark-to-market value of the hedges exceeds US$103 million (negative), then Geita Gold is prohibited from making any further distributions until the negative mark-to-market value reduces to an amount less than US$103 million. The threshold of US$103 million will increase during the life of the Geita Facility as principal repayments are made and additional coverage becomes available under the PRI.

         All of the hedged contracts and proceeds from those contracts have been assigned to the lenders under the "Hedging Assignment". This Hedging Assignment agreement forms part of the security package given by Geita Gold to the lenders.

         The security package consists of a fixed and floating charge over all the assets and undertakings of SRL, Cluff, Cluff Mineral, Cluff Oil and Geita Management as guarantors under the Geita Facility. A mortgage over the shares of the Geita Management's holding company and a mortgage of any cash held by Geita Gold.

(d) February 2000 Amended Warrant Deed Poll

         A wholly-owned subsidiary of the Company, Ashanti Warrants Limited ("Ashanti Warrants"), issued unregistered warrants (the "Warrants") to subscribe for Ordinary Shares in Ashanti to Ashanti's Hedge Counterparties in November 1999. The rights attaching to the Warrants are set out in a deed poll dated November 2, 1999, as amended on February 21, 2000.

         Warrants to purchase a total of 19,835,001 Ordinary Shares were issued in three equal tranches (being, respectively, the "A", "B" and "C" tranches) with expiry dates for each tranche as follows:

         o   "A" Warrants - April 28, 2004;

         o   "B" Warrants - October 28, 2004; and

         o   "C" Warrants - April 28, 2005.

         Each Warrant carries the right to subscribe in cash at any time up to the expiry period in respect of each tranche set out above at the subscription price of US$3 for one zero-coupon mandatorily exchangeable note (a "MES") in Ashanti Warrants. Each MES has a principal amount of US$3. Any MES subscribed for automatically and mandatorily exchanges into one Ordinary Share of Ashanti. Warrants may be exercised, in whole or in part, at any time during the subscription period in accordance with the procedure set out in the deed poll.

         The subscription price can be adjusted upon the occurrence of circumstances including (but not limited to) the following in relation to
Ashanti:

         o   the consolidation of its share capital;

         o   the capitalization of its profits;

         o   scrip issues.

         The Warrants are transferable, in whole or in part, subject to applicable securities laws.

         In the event of a winding-up of Ashanti (except one sanctioned by Warrantholders), the outstanding Warrantholders will be treated as if their unexercised rights had been exercised in full immediately prior to the winding-up. The unexercised subscription rights and exchange rights shall be deemed to have been exercised in full and the relevant subscription moneys shall be deemed to have been received in full by Ashanti. Accordingly, the outstanding Warrantholders will be entitled to receive amounts out of the assets available for distribution on a liquidation pari passu with ordinary shareholders (after deducting a sum per ordinary share equal to the subscription price).

         Warrantholders also have certain rights in the event of an offer for the share capital of Ashanti which would result in a "change of control" of Ashanti . The Warrantholders would be entitled to receive consideration from the offeror on the basis that they had exercised their Warrants and had become holders of Ashanti Ordinary Shares unless, in the case of a share-for-share offer, the offeror offers the Warrantholders offeror warrants or offeror shares on terms which Ashanti's financial advisers consider fair and reasonable.

         The Warrantholders may alter the rights attached to the Warrants or the MESs with the approval of Warrantholders present (in person or by proxy) at a meeting of the Warrantholders representing two-thirds of the Warrants in respect of which a vote has been cast.

(e) MENs Deed Poll

         Under the MENs Deed Poll, ACSL resolved to create and issue US$75 million of mandatorily exchangeable notes, or MENs, exchangeable for Ordinary Shares. The MENs are unsecured and unconditional obligations of ACSL.

         Ashanti undertakes to issue Ordinary Shares on the exchange of the MENs and to keep available at all times sufficient Ordinary Shares for such purpose. Ashanti has agreed to procure that ACSL meets its obligations pursuant to the MENs Deed Poll.

         The MENs are exchangeable into Ordinary Shares on either of the following events:

(a) the completion of the first rights issue by Ashanti undertaken following the date of the MENs Deed Poll; or

(b) Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs.

         The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 and the price at which Ashanti issues Ordinary Shares pursuant to the Rights Issue.

         The MENs (if not already exchanged) will be redeemable for cash on the earlier of:

(a) a takeover offer for Ashanti, or a scheme of arrangement of Ashanti, becoming effective; or

(b)      the date of maturity, being June 30, 2008,

but may not be redeemed for cash before such date unless the Enlarged RCF has been repaid in full.

         In the event that the MENs are redeemed, interest on the MENs is payable at approximately the same rate as is payable under the Enlarged RCF. In the event that Ashanti pays a dividend at any time prior to exchange of the MENs into Ordinary Shares, interest will be payable at the time the exchange occurs, equal to the amount which the holders of MENs would have received had their MENs been exchanged at an exchange price of US$5.40 at the dividend record date. Otherwise the MENs are non-interest bearing.

         The MENs are conditionally transferable, but no application is intended to be made for the MENs to be listed on any stock exchange. The MENs have not been registered under the Securities Act or the securities laws of any State of the United States and may not be offered, sold, delivered, assigned, exchanged or otherwise disposed of, directly or indirectly, in the United States or to or for the account or benefit of US Persons.

(f) Lonmin MENs Subscription Agreement

         The Lonmin MENs Subscription Agreement was entered into on June 28, 2002 between Ashanti, ACSL and Lonmin. Under this agreement, ACSL issued US$46,569,305 of MENs to Lonmin.

         Ashanti agreed with Lonmin to use its best efforts to complete the Rights Issue within 18 months from the issue date of the MENs. Lonmin has agreed not to take up its rights under the Rights Issue unless and only to the extent that the number of Ordinary Shares offered to it in connection with the Rights Issue exceeds the number of Ordinary Shares that would be issued upon exchange of US$46,569,305 of MENs.

         Ashanti has further agreed that, in the event that the Rights Issue is not completed within 18 months of the issue date of the MENs, it will take certain steps to convene a shareholders' meeting to consider resolutions to approve the exchange of any MENs (whether or not held by Lonmin) in accordance with the voluntary exchange provisions of the MENs Deed Poll.

         Ashanti has also undertaken to Lonmin that it shall not, without Lonmin's prior written consent (not to be unreasonably withheld or delayed):

(i) issue any Ordinary Shares by way of capitalisation of profits or reserves or bonus issue or subdivide or consolidate or reclassify any Ordinary Shares;

(ii)     issue any new class of capital stock of Ashanti; or

(iii) redeem or purchase any Ordinary Share or reduce its share capital, capital redemption reserve or share premium account.

         Ashanti also undertakes that it shall not, without the prior approval of a special resolution of its shareholders, issue more than 11,000,000 Ordinary Shares other than pro rata to its shareholders.

         Lonmin has also given undertakings to Ashanti that it shall not lend, sell, transfer or otherwise dispose of or deal with or charge, encumber or grant options or other rights over its MENs or its existing 36,000,000 Ordinary Shares in Ashanti except with the prior consent of Ashanti and ACSL (provided that Lonmin may sell a proportion of its Ordinary Shares if it also sells the same proportion of its MENs or if it receives confirmation from the UK Listing Authority that, as a result of such sale, shareholder approval for exchange of its MENs is not required. Lonmin is also entitled to sell its existing shareholding pursuant to a recommended offer for the entire issued share capital of Ashanti.

         Lonmin also agreed that it will not exercise its voting rights in respect of shares held by Lonmin and its concert parties in excess of 50 per cent. of the entire issued share capital of Ashanti, except following a change of control of Ashanti which has been approved by the Minister of Mines under the Minerals and Mining Law 1986 of Ghana (as amended) or is in compliance with the provisions of the Takeover Code of Ghana. Lonmin has also agreed to vote in favour of resolutions necessary to implement the Rights Issue, including resolutions to increase the authorised share capital of Ashanti and the Directors' authorisation to allot Ordinary Shares.

         Ashanti has entered into a separate letter of undertaking with Lonmin pursuant to which it has agreed that, for so long as any of the Put Options remain to be exercised, if it seeks to effect the Rights Issue at less than US$5.40 per Ordinary Share, it shall not, without Lonmin's approval (acting reasonably) launch such Rights Issue at a subscription price of more than a 5 per cent. discount to the then current market value of an Ordinary Share.

(g) Government of Ghana MENs Subscription Agreement

         The Government of Ghana MENs Subscription Agreement was entered into on June 28, 2002 between Ashanti, ACSL, Lonmin and the Government of Ghana. Under this agreement, ACSL offered the Government the right to subscribe for US$28,430,695 of MENs. The Government transferred this subscription right to Lonmin in consideration for Lonmin entering into the Call Option (described below). Pursuant to the Government of Ghana MENs Subscription Agreement, ACSL issued US$28,430,695 of MENs to Lonmin.

         The Call Option provides that the Government has a transferable call option over the Ordinary Shares arising on conversion of US$28,430,695 of the MENs, which is exercisable at any time until 5 business days prior to the close of the subscription period for the Rights Issue (or 18 months from the date of the Call Option, if earlier). The purchase price under the Call Option is the price at which Ordinary Shares are offered for subscription pursuant to the Rights Issue and the Call Option can only be completed on the closing date of the subscription period for the Rights Issue.

         Ashanti has agreed with the Government to use its best efforts to complete the Rights Issue within 18 months from the issue date of the MENs. If a Rights Issue is not completed within this period, the Government has irrevocably undertaken to Lonmin to vote in favour of any resolution proposed by Ashanti seeking independent shareholder approval to enable the exercise of Ashanti's option under the MENs Deed Poll to exchange all of the MENs. The Government has undertaken not to take up its rights under the Rights Issue unless and only to the extent that the Ordinary Shares offered to it in connection with the Rights Issue exceeds the number of Ordinary Shares that would be issued upon exchange of US$28,430,695 of MENs.

         Ashanti has further agreed with the Government that it shall not, without the Government's prior written consent (not to be unreasonably withheld or delayed):

(i) issue any Ordinary Shares by way of capitalisation of profits or reserves or bonus issue or subdivide or consolidate or reclassify any Ordinary Shares;

(ii)     issue any new class of capital stock of Ashanti; or

(iii) redeem or purchase any Ordinary Share or reduce its share capital, capital redemption reserve or share premium account.

         Lonmin has agreed that it will not transfer, charge or encumber its interest in US$28,430,695 of the MENs other than in accordance with the terms of the Call Option or otherwise with Ashanti's or ACSL's prior consent.

         The Government has also given undertakings to Ashanti and ACSL that it shall not lend, sell, transfer or otherwise dispose of or deal with, charge, encumber or grant options or other rights over its existing holding of 21,978,104 Ordinary Shares prior to the record date for the Rights Issue, except with the consent of Ashanti and ACSL or by way of acceptance of an offer for the entire issued share capital of Ashanti.

         The Government has further agreed to vote in favor of any resolutions required to implement the Rights Issue, including resolutions to increase the authorised share capital of Ashanti and the Directors' authorisation to allot Ordinary Shares.

(h) Enlarged RCF

(i) On June 28, 2002, Ashanti entered into a US$200 million revolving credit facility to replace the New RCF with:

         o     ABSA Bank Limited,

         o     Australia and New Zealand Banking Group Limited,

         o     Bank of Nova Scotia,

         o Barclays Capital (the investment banking division of Barclays Bank PLC),

         o     Bayerische Hypo-und Vereinsbank Aktiengesellschaft,

         o     CIBC World Markets plc,

         o     Ghana International Bank plc,

         o     HSBC Bank USA,

         o     Investec Bank (UK) Limited,

         o     NM Rothschild & Sons Limited,

         o     The Royal Bank of Scotland plc,

         o     Societe Generale,

         o     Standard Bank London Limited

         o     Standard Chartered Bank; and

         o     Westdeutsche Landesbank Gironzentrale, London Branch,

         (together the "Lenders").

         The Enlarged RCF (which has become unconditional and available for drawing) will be repaid in eight semi-annual instalments each of US$20 million starting 12 months after the first drawdown with a further final instalment of US$40 million.

         The term of the loan is five years.

         The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:

         (a) Years 1 and 2 - US LIBOR plus 1.75 per cent.; and

         (b) Years 3, 4 and 5 - US LIBOR plus 2.00 per cent.

         The Enlarged RCF will be provided to the Ashanti Group through its subsidiary Ashanti Finance (Cayman) Limited (the "Borrower") to pay and refinance the Existing Notes, the Existing RCF and for general corporate purposes.

         The Enlarged RCF is guaranteed jointly and severally by Ashanti, Ashanti Treasury Services Limited ("ATS"), Geita Treasury Services Limited ("GTS"), Societe Ashanti Goldfields de Guinee and Ashanti Goldfields (Bibiani) Limited (as the Guarantors).

         The Lenders under the Enlarged RCF have security over all the hedging contracts entered into by ATS and GTS, selected gold refining and purchasing agreements, selected insurance contracts, gold in transit and selected bank accounts.

         Security has also been granted over selected assets and undertakings of Ashanti and Ashanti Goldfields (Bibiani) Limited held in Ghana including the mining leases relating to the Obuasi and Bibiani mines. Ashanti has also agreed to use its best endeavors to give security over its shares in Cluff Resources Limited, which owns the Geita mine. In addition, Ashanti has effected a political risk insurance policy ("PRI") of up to approximately US$131 million of the Enlarged RCF together with interest on the amount of such Lenders total commitment in relation only to Ghana for the benefit of the Lenders who had elected to take up the policy.

         The financial covenants will provide that consolidated net debt to consolidated EBITDA (based on the definitions in the Enlarged RCF) is no greater than:

         (a) 2.50 x for the twelve month periods ending on December 31, 2002;

         (b) 2.25 x for the twelve month period ending on June 30, 2003;

         (c) 2.00 x for the twelve month period ending on December 31, 2003;

         (d) 1.75 x for the twelve month period ending on June 30, 2004; and

         (e) 1.50 x thereafter.

         Consolidated EBITDA to Consolidated Net Interest Payable is not less than:

         (a) 4.50:1 for periods ending on December 31, 2002 and June 30, 2003;

         (b) 5.00:1 for the period ending on December 31, 2003;

         (c) 5.50:1 for the period ending on June 30, 2004; and

         (d) 6.00:1 for any period ending thereafter.

         Consolidated tangible net worth is not to be less than US$415 million at any time. Consolidated net debt will not exceed 50 per cent. of the consolidated tangible net worth for the periods ending on or before June 30, 2004 and thereafter shall not exceed 40 per cent. of the consolidated tangible net worth.

         The Enlarged RCF imposes commitment fees and other terms and conditions on the Ashanti Group including the provision of detailed financial and other information, restrictions on acquisitions, restrictions on investments and loans to non-group companies and ring fenced project finance entities, restrictions on the creation of security, restrictions on disposal of assets, restrictions on making loans or providing credit, and restrictions on change of business.

         The Events of Default include:

         o cross default in respect of financial indebtedness of material group members (excluding specified subsidiaries, such as Kimin and project finance entities) in excess of US$5 million;

         o     insolvency of material group members;

         o     nationalisation of certain assets of the Ashanti Group;

         o     reduction of foreign exchange retention levels;

         o termination of the margin free trading arrangements other than in accordance with the terms of the Interim Margin Free Agreements, or the New MFTL (as the case may be) and termination of hedging agreements without the consent of Ashanti and its Risk Management Committee;

         o change of control of Ashanti which is reasonably likely to have a material adverse effect; and

         o     material adverse change.

(i) The Existing MFTL

         The Existing MFTL became effective on December 15, 2000 and replaced the warrant commitment letter under which the Company agreed to provide its Hedge Counterparties with the Warrants in exchange for margin free trading arrangements for its hedging activities. These margin free trading arrangements were to remain in place under the Existing MFTL until December 31, 2002. Thereafter, for the calendar year 2003, Ashanti's margin limits were to be twice the levels as at October 30, 1999 and for 2004, Ashanti's margin limits were to be one and a half times the then existing limits.

         These provisions were amended as a result of the Interim Free Agreements becoming unconditional on June 28, 2002 and this agreement has now been replaced by the New MFTL.

(j) The Interim Margin Free Agreements

         Ashanti entered into Interim Margin Free Agreements, which became unconditional on June 28, 2002, with all of its Hedge Counterparties. These agreements governed, amongst other things, the continuation of margin free trading arrangements. Under the Interim Margin Free Agreements, the entitlements of the Hedge Counterparties to call for margin under their hedging arrangements with Ashanti were suspended unless and until any Hedge Counterparty actually called for margin or collateral, or Ashanti provided any form of margin or collateral, in respect of its hedging arrangements.

         The Interim Margin Free Agreements contained a termination provision, whereby once the Interim Margin Free Agreements became unconditional, the Interim Margin Free Agreements would terminate and the Existing MFTL would be amended and restated by the execution of the New MFTL. The terms of the New MFTL are described below.

(k) The New MFTL

         Since all of the conditions of the Interim Margin Free Agreements were satisfied, Ashanti required, as it was entitled to under the Interim Margin Free Agreements, each of the Hedge Counterparties to enter into the New MFTL.

         The New MFTL amended and restated the Existing MFTL.

         The New MFTL also provides that any right that a Hedge Counterparty had, under any of its existing hedging arrangements, to call for margin or otherwise require the provision of any form of security or collateral shall be cancelled and that any new hedging arrangements entered into shall not benefit from margin, or otherwise require the provision of any form of security or collateral other than in certain limited circumstances.

         The Hedge Counterparties have a right to terminate their hedging agreements with the Ashanti Group on the occurrence of any of the following:

         -- any Ashanti Group member granting any person the right to call for, or require the provision of, margin or equivalent collateral; or

         -- any person actually calling for, or requiring the provision of, margin or equivalent collateral from any Ashanti Group member (in circumstances where it is permitted to do so pursuant to its hedging agreements with Ashanti); or

         -- any Ashanti Group member entering into a hedging arrangement with a cross-default threshold less than US$5 million; or

         - any Ashanti Group member granting any right, to any person who enters into a hedging arrangement with any member of the Ashanti Group, analogous or superior to the non-disposal right granted to the Hedge Counterparties in connection with the Geita Mine (or any part of it) or any member of the Joint Venture Group (as defined in the Existing RCF); or

         - any Ashanti Group member actually paying, posting or granting margin or equivalent collateral,

         in each case in relation to any hedging arrangement (other than any permitted hedging arrangement). Permitted hedging arrangements generally relate to hedging in connection with project financings.

         In addition, if Ashanti is no longer in compliance with its hedging policy or amends its hedging policy without the prior written approval of the relevant majority of Hedge Counterparties, the Hedge Counterparties will be entitled to terminate their hedging arrangements with the Ashanti Group.

         The New MFTL contains, amongst other things, financial covenants similar to those in the Enlarged RCF.

D. Exchange Controls

         Ghana has a system of exchange control. The Exchange Control Act, 1961 and the Exchange Control Regulations, 1961 provide the general statutory framework for Ghanaian exchange control. Through them the Government of Ghana exercises its policy of exchange control with respect to foreign investment in Ghanaian companies and all dealings by residents of Ghana in securities with non-residents and in foreign currency. The Mining Law modifies the exchange control provisions that apply to holders of mining leases in Ghana. Holders of mining leases may, if permitted by the Bank of Ghana, have limited rights to retain certain foreign exchange earnings overseas and to use such earnings for the acquisition of mining inputs, which would not otherwise be readily available without the use of such earnings. Where the net earnings of a holder of a mining lease are in foreign exchange, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments. Ashanti's operations in Ghana are permitted to retain 60% to 80% of its foreign exchange earnings in such an account. The Company remits the remainder of its foreign exchange earnings to Ghana and converts them to cedis. This amount historically has equated approximately with the amount of expenses the Company incurs in cedis.

         The consent of the Bank of Ghana has been given under the exchange control regime for the free transferability of the Ashanti Shares and the Ashanti GDSs, the payment of dividends in US dollars and the payment of dividends to external residents. However, Ghanaian residents will require the consent of the Bank of Ghana to remit any proceeds of sale and dividends received in US dollars. There are no regulations in Ghana that would restrict or affect the remittance of dividends to non-resident holders of securities.

E. Taxation

United States

         The following is a summary of material United States federal income tax considerations that may be relevant to a holder of Shares or GDSs who is a citizen or resident of the United States or is a US domestic corporation or who otherwise will be subject to US federal income tax on a net income basis in respect of Shares or GDSs (a "US holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of Shares or GDSs. In particular, the summary deals only with US holders who will hold Shares or GDSs as capital assets, and does not address the tax treatment of investors who are subject to special tax rules, such as banks, insurance companies, securities dealers, persons holding Shares or GDSs as part of an integrated investment (including a "straddle") comprised a Share or GDS and one or more other positions, and persons who have a functional currency other than the US dollar.

         We urge holders to consult their own advisers regarding the tax consequences of an investment in Shares or GDSs, including, in particular, the effect of any state, local or other national laws.

         In general, for US federal income tax purposes, holders of GDSs will be treated as the owners of the Shares represented by those GDSs.

     Dividends on the Shares or GDSs

         The gross amount of any distribution (that is, the amount before reduction for Ghanaian withholding tax) paid to a US holder generally will be subject to US federal income taxation as foreign source dividend income to the extent such distribution is paid out of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). Any such distribution will not be eligible for the dividends received deduction. If a US holder elects to receive the distribution in the form of stock or other property, then the amount of the distribution will be equal to the fair market value of such distribution on the date of distribution. To the extent that a distribution exceeds a US holder's allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce the holder's basis in the Shares or GDSs, and then any remaining such excess will constitute a gain from the deemed sale of the Shares or GDSs. See "Sale or other Disposition of Shares or GDSs" below.

         Ghanaian tax withheld from dividend distributions will be treated as a foreign income tax that US holders may elect to deduct in computing their taxable income or, subject to generally applicable limitations, credit against their US federal income tax liability. The credit is subject to specific statutory limitations and restrictions. The cost base of any dividend securities acquired for capital gains purposes will be equivalent to the cash equivalent amount of the securities received.

         The above does not address the United States income tax implications if, in relation to a particular US holder, Ashanti is to be treated as a passive foreign investment company ("PFIC") under the Internal Revenue Code of 1986 as amended.

     Sale or other Disposition of Shares or GDSs

         A US holder will generally recognize a gain or loss on any sale, exchange or other disposition of the Shares or GDSs equal to the difference between the amount of cash (and the fair market value of any other property) received and the holder's tax basis in the Shares or the GDSs. Gain or loss realized on the sale or other disposition of Shares or GDSs will be a capital gain or loss if the US holder held the Shares or GDSs as a capital asset and will be a long term capital gain or loss if the Shares or GDSs were held for more than one year. In general, gain from a sale or exchange of Shares or GDSs by a US holder will be treated as United States source income.

         Deposits and withdrawals of Shares by US holders in exchange for GDRs will not result in the realization of gain or loss for US federal income tax purposes.

Ghana

         There is currently no tax treaty between the United States and Ghana.

     Ghanaian Withholding Tax on Dividends

         Under current Ghanaian legislation, tax is withheld from dividend payments by the Company at the rate of 10%. No further tax is payable on dividends received. The Government of Ghana has confirmed that any person who has an interest in, or is a beneficial owner of, a GDS will be treated for Ghanaian tax purposes as the beneficial owner of the underlying Shares to which the GDS relates, and will thereby be treated as beneficially entitled to the dividends arising on those Shares for all Ghanaian tax purposes. Withholding tax of 10% is also withheld from dividend payments made by the Company in the form of stock.

   Capital Gains

         Capital gains arising on a disposal of securities listed on the Ghana Stock Exchange are exempt from Ghanaian capital gains tax until October 31, 2005. The Government of Ghana has confirmed that the disposal of an interest in a GDS will be treated as a disposal of the underlying Shares for Ghanaian capital gains tax purposes and will thereby be exempt from Ghanaian capital gains tax under current law and practice.

   Gift Taxation

         Liability to gift tax may arise on the transfer by gift of Shares in the Company or interests in GDSs if the open market value of the Shares at the time of the gift exceeds c50,000 (approximately US$6) (subject to certain exemptions). The tax is payable by the donee of the gift.

H. Documents on Display

         Exhibits attached to this Form 20-F are also available for viewing at the offices of Ashanti, Gold House, Patrice Lumumba Road, PO Box 2665, Accra, Ghana, or on request to Ashanti at telephone number 233 21 772190, attention Ernest Abankroh. Copies of Ashanti's financial statements and other continuous disclosure requirements required under Ghana Company Law are available for viewing at the same address.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

         The principal market risk exposure of the Ashanti Group relates to changes to the market price of gold. The Ashanti Group also has limited exposure to currency risk and interest risk. The following discussion contains forward-looking statements. See "Introduction - Forward-Looking Statements".

Gold Price Risk

         The Company's principal business is the mining and processing of gold. Its revenues and cash flows are therefore strongly influenced by the price of gold, which can fluctuate widely and over which Ashanti has no control. See Item 3D "Key Information - Risk Factors - Gold Price Volatility".

         Ashanti, in common with many other gold producers, engages in hedging activities to protect its cashflows against the risk of decreases in the gold price. Prior to its amendment in February 2000, Ashanti's Existing RCF required the Ashanti Group to hedge certain amounts of gold. This requirement was deleted as part of the amendment of the Existing RCF in February 2000. The Enlarged RCF requires Ashanti to comply with the strategies outlined in the current hedging policy (details of which are provided below under the heading "Strategy and Policy"). The hedging instruments employed by Ashanti are discussed in more detail below.

   Objectives

         Ashanti's gold hedging programme has the primary objective of providing the Company with sufficient gold price protection to enable the Company to meet its cashflow obligations as they fall due. This objective takes into account the level of the Company's commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. This objective is pursued in a manner that is intended to preserve, to the extent that is reasonably possible, the Company's ability to benefit from potential increases in the gold price.

   Strategy and Policy

         During 2000, the Board approved a revised gold hedging policy. This hedge policy has been further revised during 2002 pursuant to the terms of the New MFTL (the "Hedging Policy"), however, the objectives and key steps and goals remain substantially the same.

         Following such revision, the major goals of the Hedging Policy which will be monitored and reviewed by the Risk Management Committee are to:

         o limit the Company's commitments to a maximum of 50% of Attributable Production. Attributable Production normally includes all the proven and probable reserves of mines in which Ashanti or its subsidiaries hold an interest of more than 50% and otherwise the relevant percentage of proven and probable reserves where Ashanti or its subsidiaries hold at least a 20% interest in the relevant mine. However, there will be excluded from this calculation production from certain project financed assets (although, with the approval of the Hedge Counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favour of senior lenders to the Company;

         o limit the aggregate commitments of the Company and project financed entities (where there is a recourse to the Company in respect of such entities) to a maximum of 75% of Attributable Production (excluding any production attributable to such project financed entities);

         o limit (without the approval of the Hedge Counterparties) the aggregate commitments relating to all project financed entities (where there is a recourse to the Company in respect of such entities) to not more than 4,500,000 ounces beyond which approval of the hedge counterparties will be needed;

         o ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedgin g contracts providing the Company with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit the Company to provide gold or cash equivalent e.g. by use of forward contracts, sold call options or other cash settlement arrangements) and (iii) gold lease rate exposures.

    Margin Free Arrangements

         Under the Existing MFTL, Ashanti benefited from margin free trading with its Hedge Counterparties until December 31, 2002 and from increased margin thresholds until December 31, 2004, subject in each case to compliance with covenants and no event of default being declared. However, in order to implement the refinancing of its debt, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after December 31, 2002. Ashanti achieved this by the execution of the Interim Margin Free Agreements and the New MFTL which has now become effective. A summary of the Interim Margin Free Agreements and a summary of the New MFTL are set out in Item 10 "Additional Information - C. Material Contracts".

         Since all of the conditions of the Interim Margin Free Agreements had been satisfied, the Company required each of the Hedge Counterparties to enter into the New MFTL, which amended and restated the Existing MFTL and provides for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Company. Both the Exising MFTL and the Interim Margin Free Agreements have terminated. The Company and the Hedge Counterparties have agreed in the New MFTL that, amongst other things, any existing rights to call for margin are cancelled and that, no new hedging aggreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if the Company is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Company.

   Hedging

         As at December 31, 2001, Ashanti's hedge book had a positive mark-to-market value of US$88.8 million based on a spot price of US$277 per ounce (2000: positive mark-to-market value of US$29.1 million based on a spot price of US$273 per ounce). Ashanti's 50% share of the Geita hedge book had a negative mark-to-market value of US$2.4 million at the year end.

         Ashanti had 5.1 million ounces of protection at an average rate of US$362 per ounce at December 31, 2001. Over the life of the hedge book, Ashanti had 41% of total forecast production protected and 61% of total forecast production committed.

         The Ashanti hedge book's mark-to-market value has benefited significantly over the past two years from a lower US interest rate environment and the time decay of the book. The lease rate spike during April/May 2001 did not have a material impact on cashflows and cashflows generated from lease rate swaps over the year were positive.

         During 2001, two significant restructurings on the book have led to an improvement in committed levels and the simplification of the lease rate swaps. The first entailed the forced conversion of a convertible structure, which led to a reduction of 554,400 ounces of commitments. The second restructuring entailed the removal of the spot indexing feature of one of the gold lease rate swaps which will benefit Ashanti at higher spot prices.

The following table sets out Ashanti's hedge portfolio as at December 31, 2001


                                                                                                   Fair value    Fair value
                                                                                                         2001          2000
                             2002      2003      2004      2005      2006   Thereafter     Total  (US$million)  (US$million)
---------------------------------------------------------------------------------------------------------------------------
Forward Sales (ounces)    607,500   718,746   529,996   464,996   248,000   1,095,000  3,664,238        117.6         93.3
(US$/ounce)                335.14    351.14    355.18    353.14    349.35      347.24     348.04
--------------------------------------------------------------------------------------------------------------------------
Puts:
Bought (ounces)           270,000    50,000    79,200    79,200    79,200    316,800     874,400         52.7         24.5
(US$/ounce)                349.54    354.00    377.50    377.50    377.50     377.50      367.52
--------------------------------------------------------------------------------------------------------------------------
Sold (ounces)              50,000    50,000    50,000        --        --                150,000         (1.7)        (1.6)
(US$/ounce)                270.00    270.00    270.00        --        --                 270.00
--------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)         220,000        --    29,200    79,200    79,200    316,800     724,400
--------------------------------------------------------------------------------------------------------------------------
Calls:
Sold (ounces)             712,700   665,092   628,972   425,528   212,056    887,956   3,532,304        (53.7)       (55.0)
(US$/ounce)                336.39    338.72    342.44    344.19    365.58     356.06      346.55
--------------------------------------------------------------------------------------------------------------------------
Bought (ounces)            60,000   240,000   280,000    60,000   173,000    173,000     986,000          5.4          6.5
(US$/ounce)                380.00    429.13    444.43    380.00    418.44     418.42      423.74
--------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)         652,700   425,092   348,972   365,528    39,056    714,956   2,546,304
--------------------------------------------------------------------------------------------------------------------------
Convertible Structures:
Put Protection (ounces)        --        --        --        --   100,000    650,000     750,000         10.5         22.4
(US$/ounce)                    --        --        --        --    400.77     400.77      400.77
--------------------------------------------------------------------------------------------------------------------------
Forward
Commitment (ounces)            --        --        --        --   200,000    839,000   1,039,000
(US$/ounce)                    --        --        --        --    400.77     400.76      400.76
--------------------------------------------------------------------------------------------------------------------------
Call Commitment
(ounces)                       --        --        --        --        --    252,000     252,000
(US$/ounce)                    --        --        --        --        --     400.78      400.78
--------------------------------------------------------------------------------------------------------------------------
Lease Rate ounces due       2,085        --        --        --        --         --       2,085
--------------------------------------------------------------------------------------------------------------------------
Summary:
Protected (ounces)        825,415   718,746   559,196   544,196   427,200  2,061,800   5,136,553
--------------------------------------------------------------------------------------------------------------------------
Committed (ounces)      1,258,115 1,143,838   878,968   830,524   487,056  2,900,956   7,499,457
--------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap
notional (ounces)       4,981,625 5,044,125 4,466,400 3,765,200 3,089,400  2,470,735   4,981,625        (42.0)       (61.0)
--------------------------------------------------------------------------------------------------------------------------
Expected gold production (excluding Geita Production for the period of
the project finance i.e. 2002-2007                                                    12,295,000
--------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total expected production excluding Geita Production for
the period of the project finance ie  2002-2007)                                                          61%          75%
--------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total proven and probable reserves (excluding Geita
Production for the period of the project finance i.e. 2002-2007)                                          41%          47%
--------------------------------------------------------------------------------------------------------------------------

NOTES:

      `Protected Ounces' - Protected ounces include net bought put options plus forward sales.

      `Committed Ounces' - Committed ounces include net call options sold plus forward sales (there is thus some overlap between the figures for `protected' and `committed' ounces). Convertible structures in the hedgebook are represented as either protection and/or commitments as defined above.

Details of Hedging Contracts outstanding at December 31, 2001

Forward Sales:

         Forward sales contracts are entered into to lock in the future price of gold for the anticipated sale of the Company's production. Since the Company is exposed to the risk of fluctuations in the future price of gold, forward sales contracts are employed as part of the Company's hedging strategy to minimise the risk of future gold prices falling. A total of 3.66 million ounces have been sold forward at an average price of US$348 per ounce.

Put Options:

         Ashanti has purchased 874,400 ounces of put options that give Ashanti the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$368 per ounce. Ashanti has also sold 150,000 ounces of put options at an average strike price of US$270 per ounce.

Call Options:

         Ashanti has sold 3.53 million ounces of call options at an average strike price of US$347 per ounce. As a partial offset, Ashanti has bought 986,000 ounces of call options at an average strike price of US$424 per ounce which start maturing in 2002.

Convertible Structures:

         The portfolio contains two types of convertible structures:

1. Ashanti owns 300,000 ounces of put options for the period March 2006 to December 2008 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates associated with it. If the conversion occurs the put options convert into 589,000 ounces of forward sales at the same strike price.

2. Ashanti owns 450,000 ounces of put options for the period March 2009 to December 2013 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates associated with it. If the conversion occurs each put option converts into 1 ounce of forward sales and 0.56 ounces of (sold) call options.

         The average conversion level for convertibles 1 and 2 is US$363 per ounce.

         The hedge table breaks the above structures into protected and committed ounces. The "Put Protection" represents the amount of ounces that may be sold should gold continue trading at current levels. Under certain conditions (given above) these puts may cease to exist and may be replaced by forward sales and/or calls sold ("Forward Commitment" and "Call Commitment").

Gold Lease Rate Swaps:

         A Gold Lease Rate Swap is a contract whereby Ashanti and its counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

         Lease rate swaps are entered into in conjunction with forward sales contracts to hedge the anticipated sales of the Company's gold production. The forward price for gold is derived, in part, from the current spot rates plus a premium derived from LIBOR-based interest rates less the fixed gold lease rates for a term consistent with the term of the forward contract. Lease rate swaps alter the fixed gold lease rate in the gold forward price to a floating gold lease rate. The combination of a lease rate swap and a forward contract creates a forward contract with a floating forward rate that adjusts for changes in the short term gold lease rates.

         As of December 31, 2001, a maximum of approximately 5.0 million ounces of Ashanti's hedged production will be exposed to the floating one, three and six month lease rate at any one time.

         The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

                                                                             Fixed Rate      Volume
Description                                                                         (%)    (ounces)
---------------------------------------------------------------------------------------------------
Ashanti pays a monthly floating rate and receives a monthly fixed rate
of 2.00%                                                                           2.00      25,625
---------------------------------------------------------------------------------------------------
Ashanti pays a semi-annual floating rate and receives a semi-annual
fixed rate of 1.90%                                                                1.90   1,546,000
---------------------------------------------------------------------------------------------------
Ashanti pays a quarterly floating rate and receives a quarterly fixed rate of 1.80%.The fixed amount of ounces is converted to dollars at a fixed
spot price of US$300                                                               1.80   1,920,000
---------------------------------------------------------------------------------------------------
Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*YearsToMaturity*302*2.00%. The next
rate set is in 2002.                                                               2.00     920,000
---------------------------------------------------------------------------------------------------
Ashanti pays a quarterly floating rate and receives a fixed rate of 1.75%.         1.75     880,000
---------------------------------------------------------------------------------------------------
Total                                                                                     5,291,625
---------------------------------------------------------------------------------------------------

Mark-to-Market Valuations

         On December 31, 2001, the portfolio had a positive mark-to-market value of US$88.8 million. This valuation was based on a spot price of US$277 per ounce and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee. The delta at that time was 6 million ounces. This implies that a US$1 increase in the price of gold would have a US$6 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

         The approximate breakdown by type of the mark-to-market valuation at December 31, 2001 and 2000 was as follows:

                                      2001(1)   2000(2)
                                      US$m      US$m
-------------------------------------------------------
Forward contracts                    117.6      93.3
European Put options (net bought)     51.0      22.9
European Call options (net sold)     (48.3)    (48.5)
Convertible structures                10.5      22.4
Lease rate swaps                     (42.0)    (61.0)
-------------------------------------------------------
                                      88.8      29.1
-------------------------------------------------------

(1) Under US GAAP, following the implementation of SFAS 133 during 2001, these instruments are all marked-to-market and reported at fair market value. The related net unrealised gains or losses are reported as a component of net income, except for the transitional adjustment at January 1, 2001, which is reported as Other Accumulated Comprehensive Income.

(2) Under US GAAP, prior to the implementation of SFAS 133, forward contracts and lease rate swaps were designated as hedging instruments as the Company utilised them to manage the Company's exposure to the risks associated with fluctuations in the price of gold. Gains and losses on these instruments were recognised as income when the underlying hedged gold sales were recorded. All other instruments were not designated as hedging instruments and, accordingly were marked-to-market and reported at fair market value with the net unrealised gains or losses reported as a component of net income.

Hedge Book Sensitivities

         All of the projections set out below are forward looking statements and have been prepared to provide supplementary information, based on the assumptions and sensitivities set out below and the hedge book as at December 31, 2001. Accordingly, the actual realised prices, cash flows, mark-to-market values and portfolio sensitivities could differ materially from those set out below as a result of a number of factors including change in market conditions and active management of the hedge book. The following information is not intended to comply with the requirements set forth in Item 11 of Form 20-F, Quantitative and Qualitative Disclosures About Market Risk.

Projected Realised Prices

         The following summary table shows, as at December 31, 2001, the ounces delivered and average prices at the assumed spot price indicated. A quarterly lease rate of 2 per cent is assumed throughout.


                      Ounces  Average Price
                   delivered        US$ per
Spot Price           million          Ounce
---------------------------------------------------
US$250                   5.2            359
US$300                   5.4            353
US$350                   7.1            349
US$400                   8.1            348

         The number of ounces delivered in this table indicates how many ounces Ashanti would sell through forward sales, as well as calls and puts, bought and sold, which would be exercised under the various assumed spot prices. The effects of all lease rate swap rate-sets have been included in the average price.

Mark-to-Market Projections

         The following table shows projected mark-to-markets of the portfolio for specified dates at specified spot gold prices. These mark-to-markets are calculated based on current market conditions using mid-rates and no volatility skew for options is assumed. Note also that there is one lease rate swap that is not paid out immediately but is paid out in line with forward sales - for this a fixing rate of 2 per cent is assumed. All amounts are in US$ millions.


 Spot         US$250/oz     US$275/oz    US$300/oz     US$325/oz       US$350/oz      US$375/oz     US$400/oz
---------------------------------------------------------------------------------------------------------------
Dec 02           247.79        129.51         4.04       (130.08)       (273.01)       (422.35)       (575.38)
Dec 03           225.62        128.97        27.58        (80.00)       (194.80)       (316.96)       (442.75)
Dec 04           206.17        125.96        42.97        (43.96)       (135.43)       (234.45)       (336.24)
Dec 05           185.01        119.56        52.23        (17.55)        (90.03)       (169.17)       (251.71)
Dec 06           166.00        112.03        56.70         (0.66)        (60.63)       (127.08)       (197.58)
Dec 07           147.77        103.47        58.44         12.21         (35.80)        (88.93)       (146.55)
Dec 08           121.49         86.93        52.00         16.52         (19.71)        (59.41)       (103.07)
Dec 09            93.10         67.65        41.94         15.88         (10.62)        (39.56)        (73.08)
Dec 10            63.90         46.67        29.24         11.55          (6.47)        (26.01)        (50.30)
Dec 11            41.06         30.21        19.22          7.98          (3.55)        (15.71)        (30.82)
Dec 12            17.35         12.51         7.61          2.57          (2.73)         (8.33)        (14.97)
Dec 13               --            --           --            --             --             --             --


Cash Flow Projections

         The following table shows a breakdown of the cash flows that would be received or paid under specified spot and lease rate assumptions. The specified lease rates are used for all resets, i.e. one month, three month and six month. The specified spot price is used to cash-settle all contracts. All amounts are in US$ millions.


                        US$250/oz                     US$275/oz                        US$300/oz
Spot Lease Rate     1%         2%        3%        1%        2%         3%        1%          2%         3%
-----------------------------------------------------------------------------------------------------------
 2002            83.79      79.33     74.88     62.73     57.84      52.94     40.68       35.34      30.00
 2003            87.55      76.81     66.06     69.33     57.51      45.69     50.11       37.22      24.32
 2004            74.57      64.80     55.02     60.32     49.57      38.82     45.07       33.34      21.61
 2005            66.55      57.99     49.44     52.91     43.50      34.10     39.27       29.01      18.75
 2006            56.96      49.69     42.41     46.22     38.22      30.22     35.48       26.75      18.03
 2007            49.37      43.17     36.97     40.05     33.23      26.41     30.73       23.29      15.85
 2008            50.55      45.22     39.90     40.83     34.98      29.12     31.12       24.73      18.35
 2009            46.23      41.72     37.20     37.12     32.15      27.18     28.00       22.58      17.16
 2010            41.88      37.84     33.81     33.73     29.30      24.86     25.59       20.75      15.92
 2011            31.20      27.47     23.74     24.98     20.88      16.87     18.77       14.30       9.82
 2012            28.90      25.34     21.77     23.14     19.22      15.30     17.38       13.10       8.82
 2013            20.91      17.43     13.96     16.34     12.52       8.70     11.78        7.61       3.44
-----------------------------------------------------------------------------------------------------------
 Total          638.46     566.81    495.16    507.70    428.92     350.21    373.98      288.02     202.07
-----------------------------------------------------------------------------------------------------------



                          US$325/oz                              US$350/oz
Spot Lease Rate     1%           2%           3%           1%           2%                  3%
-----------------------------------------------------------------------------------------------
 2002            17.88        12.09         6.31       (12.83)      (19.06)             (25.29)
 2003            28.93        14.96         0.99         1.81       (13.23)             (28.28)
 2004            28.56        15.85         3.15         7.46        (6.23)             (19.91)
 2005            25.63        14.52         3.40         7.16        (4.81)             (16.78)
 2006            24.74        15.28         5.83        13.75         3.57               (6.61)
 2007            21.41        13.35         5.29        11.06         2.38               (6.30)
 2008            21.41        14.49         7.57        10.99         3.54               (3.92)
 2009            18.88        13.01         7.13         9.76         3.43               (2.89)
 2010            17.45        12.21         6.97         9.31         3.67               (1.98)
 2011            12.55         7.71         2.86         6.34         1.12               (4.10)
 2012            11.62         6.98         2.35         5.86         0.86               (4.13)
 2013             7.22         2.70        (1.82)        2.66        (2.21)              (7.08)
-----------------------------------------------------------------------------------------------
 Total          236.28       143.15        50.03        73.33       (26.97)            (127.27)
-----------------------------------------------------------------------------------------------



                          US$375/oz                              US$400/oz
Spot Lease Rate     1%           2%           3%           1%           2%                  3%
-----------------------------------------------------------------------------------------------
 2002           (47.40)      (54.07)      (60.75)      (80.57)      (87.69)             (94.81)
 2003           (30.63)      (46.75)      (62.87)      (64.02)      (81.22)             (98.41)
 2004           (21.15)      (35.82)      (50.48)      (49.15)      (64.79)             (80.43)
 2005           (14.75)      (27.58)      (40.40)      (36.05)      (49.73)             (63.41)
 2006             3.64        (7.27)      (18.18)      (12.13)      (23.76)             (35.40)
 2007             1.38        (7.92)      (17.22)      (14.73)      (24.65)             (34.57)
 2008             1.05        (6.94)      (14.92)      (15.58)      (24.10)             (32.61)
 2009            (0.77)       (7.55)      (14.32)      (10.32)      (17.54)             (24.77)
 2010            (0.24)       (6.29)      (12.34)       (8.02)      (14.47)             (20.92)
 2011            (1.29)       (6.88)      (12.47)       (8.92)      (14.88)             (20.84)
 2012            (1.32)       (6.67)      (12.01)       (8.49)      (14.20)             (19.90)
 2013            (3.32)       (8.53)      (13.75)       (9.30)      (14.86)             (20.42)
-----------------------------------------------------------------------------------------------
Total          (114.80)     (222.27)     (329.71)     (317.28)     (431.89)            (546.49)
-----------------------------------------------------------------------------------------------

Portfolio Sensitivities

         The following table shows the sensitivity of the portfolio to certain market rate movements as at December 31, 2001. A description of each sensitivity is given below.


Delta              (6.0)           (Ounces million)
Gold Rho            0.9               (US$ million)
US Rho            (17.6)              (US$ million)
Gold Vega          (3.9)              (US$ million)
Theta (per day)     0.4               (US$ million)

Delta The delta shows the gold ounces that Ashanti would have to buy to neutralise the Hedge Book position. The delta could also be interpreted as the change in mark-to- market for a US$1 move in the spot gold price, i.e. a US$1 increase in spot would reduce the mark-to-market by US$6.0 million.

Gold Rho The gold rho figure shows the change in mark-to-market for a 25 basis point parallel shift in the gold interest rate curve, i.e. a
            0.25 per cent rise in gold interest rate across the gold curve would increase the mark-to-market by US$0.9 million.

US Rho The US rho figure shows the change in the mark-to-market for a 25 basis point parallel shift in US interest rates, i.e. a 0.25 per cent rise in US interest rates across the US interest rate curve would decrease the mark-to-market by US$17.6 million.

Gold Vega   The Gold vega figure shows the change in mark-to-market for a 1 per cent parallel shift in the gold volatility curve, i.e. a 1 per cent rise in the gold volatility curve would decrease the mark-to-market by US$3.9 million.

Theta The theta figure shows the change in mark-to-market owing to the passing of one day, with everything else remaining constant, i.e. if all market parameters stay the same, the mark-to-market would increase by US$0.4 million for the next day.

Geita Hedging

         The table below shows Ashanti's portion of hedging commitments for Geita as at December 31, 2001. The table represents half of Geita's hedge commitments.


                                   2002          2003          2004          2005        2006           2007         Total
--------------------------------------------------------------------------------------------------------------------------
Forward Sales (ounces)          225,350       238,681       195,558       125,744      94,576        120,938     1,000,847
(US$/ounce)                      282.07        285.78        288.53        294.33      296.05         298.49        289.06
--------------------------------------------------------------------------------------------------------------------------
Puts: Bought (ounces)            25,170        26,735        25,586        24,350      18,115         23,390       143,346
             (US$/ounce)         291.03        291.19        291.29        291.19      291.03         291.66        291.23
--------------------------------------------------------------------------------------------------------------------------
Summary:
Protected (ounces)              250,520       265,416       221,144       150,094     112,691        144,328     1,144,193
Committed (ounces)              225,350       238,681       195,558       125,744      94,576        120,938     1,000,847
--------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total forecast production                                                    60%
--------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap                 233,316       200,964       156,301       116,774      76,301         41,420       233,316
--------------------------------------------------------------------------------------------------------------------------

Mark-to-Market Valuation

         On December 31, 2001 the Geita portfolio had a negative mark-to-market value of US$4.7 million (Ashanti's portion: US$2.4 million). This valuation was based on a spot price of US$277 and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee.

Hedge Book Restructuring

         The following table sets out the Ashanti Group's hedge portfolio as at April 22, 2002 (a date following all Hedge Counterparties having signed the Interim Margin Free Agreement and following restructurings on the hedge book since December 31, 2001) and excluding the hedge portfolio relating to the Geita Mine:


                                                                                                                  Fair value
                                                                                                                        (US$
                                         2002         2003        2004           2005     Thereafter       Totals   million)
----------------------------------------------------------------------------------------------------------------------------
Forward Sales          (ounces)       485,622      748,742     529,992        520,996      1,397,000    3,682,352
                       (US$/ounce)     330.48       348.55      352.35         347.24         342.85       344.37      17.2
----------------------------------------------------------------------------------------------------------------------------
Puts                   (ounces)       232,500       50,000     111,200        111,200      1,210,000    1,714,900      65.2
  - Bought             (US$/ounce)     343.79       354.00      369.59         369.59         390.47       380.37
----------------------------------------------------------------------------------------------------------------------------
Calls                  (ounces)       651,290      665,092     628,972        425,528      2,391,012    4,761,894    (129.1)
  - Sold               (US$/ounce)     325.85       335.74      339.29         344.19         382.53       359.11
----------------------------------------------------------------------------------------------------------------------------
Calls                  (ounces)        45,000      240,000     280,000         60,000        345,992      970,992       8.7
  - Bought             (US$/ounce)     380.00       429.13      444.43         380.00         418.44       424.42
----------------------------------------------------------------------------------------------------------------------------
Net Sold Calls                        606,290      425,092     348,972        365,528      2,045,020    3,790,902    (120.4)
----------------------------------------------------------------------------------------------------------------------------
Summary:
----------------------------------------------------------------------------------------------------------------------------
Summary
  - Protected          (ounces)       716,259      798,742     641,192        632,196      2,607,000    5,395,389
  - Committed          (ounces)     1,090,049    1,173,834     878,964        886,524      3,442,020    7,471,391
----------------------------------------------------------------------------------------------------------------------------
                       (notional-
Lease Rate Swaps       ounces)      3,319,750    4,263,125   3,908,400      3,487,200      2,925,400                  (36.7)
----------------------------------------------------------------------------------------------------------------------------
Lease Rate Ounces Due  (ounces)         1,863                                                               1,863
----------------------------------------------------------------------------------------------------------------------------


Currency Risk

         The Company earns all of its revenue in US dollars with the majority of its costs including capital expenditure based in US dollars. The Company has some local denominated costs principally in Ghana, Guinea, Tanzania and Zimbabwe. Although these countries have recently experienced high inflation, this has been offset by the devaluation of the respective currencies against the US dollar. Movements in exchange rates should therefore not have any significant impact on earnings.

         The Company's total borrowings at December 31, 2001 (excluding the 50% share of the US$124.3 million Geita Project Finance Loan) were US$325.9 million, which was predominately US$ dollar denominated. An analysis of the maturity of the borrowings is set out in Note 19 to the Financial Statements. Cash at December 31, 2001 totalled US$55.2 million, of which approximately US$52 million was US dollar denominated. Cash is held in other currencies for local payments, principally in Ghana, Guinea, Tanzania and Zimbabwe.

         The Company's reporting currency is the US dollar. In all locations in which the Company operates, including Ghana, Guinea, Tanzania and Zimbabwe, substantially all revenues are billed in US dollars and predominantly all expenses are incurred in or indexed to the US dollar.

         The table below provides an analysis between US dollars and other currencies of revenues and expenses together with borrowings and cash as at and for the year ended December 31, 2001:


                                              Other
                  US Dollar              Currencies
---------------------------------------------------
% of revenues          100%                      --
% of expenditures       80%                     20%
% of borrowings         99%                      1%
% of cash               95%                      5%
---------------------------------------------------

         The Company settles expenses in local currencies through the conversion of US dollar revenues into such local currencies. In several countries in which the Company operates, existing mining agreements mandate the remittance by the Company of certain revenues back to the country of operation for conversion into the local currency. Once converted, these funds are used to settle, in local currency, certain expenditures which are primarily wages; such wages are, however, generally indexed to the US dollar.

         Although the countries in which the Company operates, i.e. Ghana, Guinea, Tanzania and Zimbabwe, have experienced high rates of inflation in recent years, the impact of this has been mitigated by the devaluation of the respective currencies against the US dollar. The Company does not currently enter into forward exchange contracts because it believes its exchange risk to the US dollar is minimal.

Interest Rate Risk

         Ashanti principally borrows and invests cash at floating rates of interest, although in 1996 the Company raised US$250 million by the issue of the Existing Notes at a fixed rate of interest of 5.5%. The Company does not currently use interest rate swaps.

         Based on the Company's net debt position at December 31, 2001, the effect on earnings of a 1% change in US dollar LIBOR interest rates would result in a decrease or increase in profit/(loss) attributable to shareholders of approximately US$2.7 million per annum.

         The following table analyses borrowings and cash by maturity and interest rate types as at December 31, 2001:


                               Fixed Rate    Floating Rate        Total
                              US$ million      US$ million  US$ million
-----------------------------------------------------------------------
Borrowings                          218.6            107.3        325.9
Repayments falling due:
Between one and two years           218.6             49.1        267.7
Between two and five years             --             31.9         31.9
After five years                       --              1.0          1.0
-----------------------------------------------------------------------
After more than one year            218.6             82.0        300.6
Within one year                        --             25.3         25.3
-----------------------------------------------------------------------
Gross debt                          218.6            107.3        325.9
Cash                                   --               --        (55.2)
-----------------------------------------------------------------------
Net debt                                                          270.7
=======================================================================

         The weighted average interest rate of the Company's borrowings at December 31, 2001 was 5.09% based on a six-month LIBOR of approximately 2%.

Item 12. Description of Securities Other than Equity Securities

         Not applicable.

                                    Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    Part III

Item 17. Financial Statements

     The registrant has responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

     The following financial statements, together with the report of Deloitte & Touche, are filed as part of this Annual Report.

     Profit and Loss Accounts for the year to December 31, 2001, December 31, 2000 and December 31, 1999.

     Balance Sheets as at December 31, 2001 and December 31, 2000.

     Cash Flow Statements for the year to December 31, 2001, December 31, 2000, and December 31, 1999.

     Reconciliation of Movements in Shareholders' Funds for the year to December 31, 2001, December 31, 2000 and December 31, 1999.

     Notes to the Financial Statements.

Item 19. Exhibits

1.1     Regulations of the Registrant(1).

2.1 Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and owners and beneficial owners from time to time of GDRs issued thereunder(1).

2.2 Indenture dated March 5, 1996 from the Registrant to Bank of New York in respect of 5 1/2% Exchangeable Notes issued by Ashanti Capital Limited(1).

2.3 Agreement for a US$200 million 5 year revolving credit facility dated June 28, 2002(2).

4.1 The Existing MFTL dated December 15, 2000, the Interim Margin Free Agreements dated March 18, 2002 and the New MFTL dated August 15, 2002 between the Registrant and its Hedge Counterparties(2).

4.2     Obuasi Mining Lease dated March 14, 1994(1).

4.3     Geita Mining Lease dated June 24, 1999(1).

4.4 Replacement Technical Services Agreement dated March 14, 1994, between the Registrant and Lonmin Plc, as amended by letter dated December 1, 1995(1).

4.5 Transaction Agreement between Registrant, AngloGold Limited and AngloGold Geita Limited dated June 23, 2000 and the Amendment Agreement dated November 30, 2000(1).

4.6 Joint Venture Agreement between Registrant, AngloGold Limited and AngloGold Geita Limited dated December 15, 2000(1).

4.7     Amended Warrant Deed Poll(1).

4.8 MENs Deed Poll between the Registrant and Ashanti Capital (Second) Limited dated June 27, 2002(2).

4.9 Lonmin MENs Subscription Agreement between the Registrant, Ashanti Capital (Second) Limited and Lonmin plc dated June 28, 2002(2).

4.10 Government of Ghana MENs Subscription Agreement between the Registrant, Ashanti Capital (Second) Limited, Lonmin plc and the Republic of Ghana dated June 28, 2002(2).

4.11    Rules of the Bonus Co-Investment Plan(1).

4.12    Rules of the Performance Share Plan(1).

4.13    Rules of the AGC Senior Management Share Option Scheme (as amended)(1).

4.14 Rules of the AGC Employee Share Scheme (as amended for Awards made on or after April 25, 2001)(1).

4.15    Rules of the Ashanti Long-Term Performance Plan(1).

8.16    List of Principal Subsidiaries of the Registrant(1).

------------
(1) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000.

(2) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed September 24, 2001.

                       ASHANTI GOLDFIELDS COMPANY LIMITED
                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Ashanti Goldfields Company Limited, Accra, Ghana.

         We have audited the accompanying consolidated balance sheets of Ashanti Goldfields Company Limited as of December 31, 2001 and 2000, and the related consolidated profit and loss accounts, cash flow statements and the reconciliation of movements in shareholders' funds for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom.

         Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit/loss attributable to shareholders for each of the three years in the period ended December 31, 2001 and the determination of shareholders' equity at December 31, 2001 and 2000 to the extent summarized in
Note 31.

Deloitte & Touche
Accra, Ghana

June 28, 2002

Profit and Loss Accounts
For the year ended December 31

                                                                      2001
                                                               Interest in
                                                     2001            joint          2001
                                                    Group          venture(1)      Total       2000       1999
                                         Note        US$m             US$m          US$m       US$m       US$m
--------------------------------------------------------------------------------------------------------------------
Revenue                                     2       477.7           76.7           554.4      582.2           582.1
--------------------------------------------------------------------------------------------------------------------
Operating costs                                    (276.3)         (38.9)         (315.2)    (324.3)         (319.8)
Other costs                                         (31.7)          (2.8)          (34.5)     (40.3)          (38.9)
Exceptional operating costs                 3          --             --              --     (215.2)          (79.1)
Royalties                                           (10.8)          (2.2)          (13.0)     (13.7)          (12.2)
Depreciation and amortisation               4       (82.3)         (12.6)          (94.9)    (114.8)         (114.9)
--------------------------------------------------------------------------------------------------------------------
Total costs                                        (401.1)         (56.5)         (457.6)    (708.3)         (564.9)
--------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                     4        76.6           20.2            96.8     (126.1)           17.2
Exceptional provision for loss on
   disposal of fixed assets                 5                                         --         --          (171.1)
Net profit on sale of businesses            6                                         --       46.6             0.2
--------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before interest                                                                96.8      (79.5)         (153.7)
Net interest payable: group                 8                                      (21.6)     (51.3)          (29.9)
                      joint venture         8                                       (7.8)        --              --
--------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before taxation                                                                  67.4     (130.8)         (183.6)
Taxation                                    9                                       (6.8)      (8.8)           (2.7)
--------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   after taxation                                                                   60.6     (139.6)         (186.3)
Equity minority interests                                                            2.1       (1.5)            2.4
--------------------------------------------------------------------------------------------------------------------
Profit/(loss) attributable to
   shareholders                                                                     62.7     (141.1)         (183.9)
Dividend                                   10                                         --         --              --
--------------------------------------------------------------------------------------------------------------------
Retained profit/(loss) for the year        24                                       62.7     (141.1)         (183.9)
--------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share (US$)            11                                       0.56      (1.25)          (1.64)
Diluted earnings/(loss) per share (US$)    11                                       0.55      (1.79)          (1.76)
--------------------------------------------------------------------------------------------------------------------


(1) The separate presentation of Interest in joint venture for 2001 is required in accordance with accounting principles generally accepted in the United Kingdom. There was no such interest requiring separate presentation in 2000 and 1999.

                     See notes to the financial statements

Balance Sheets
As at December 31

                                                                              2001           2000
                                                            Note              US$m           US$m
--------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                             12              18.8            21.5
Tangible fixed assets                                         13             612.9           645.8
Investments - Geita joint venture                             14              81.7            69.3
            - Share of gross assets and goodwill                             190.2           179.0
            - Share of gross liabilities                                    (108.5)         (109.7)
            - Loans to joint venture and other investments    14              32.6            32.6
--------------------------------------------------------------------------------------------------
                                                                             746.0           769.2
--------------------------------------------------------------------------------------------------
Current assets
Stocks                                                        15              73.5            77.8
Debtors                                                       16              16.1            15.6
Cash and liquid resources                                     17              55.2            73.6
--------------------------------------------------------------------------------------------------
                                                                             144.8           167.0
--------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year
Creditors                                                     18            (155.0)         (169.0)
Borrowings                                                    19             (25.3)           (7.2)
--------------------------------------------------------------------------------------------------
                                                                            (180.3)         (176.2)
--------------------------------------------------------------------------------------------------
Net current liabilities                                                      (35.5)           (9.2)

Total assets less current liabilities                                        710.5           760.0

Creditors: amounts falling due over one year
Creditors                                                     18             (49.8)          (98.2)
Borrowings                                                    19            (300.6)         (358.5)

Provision for liabilities and charges                         21             (19.8)          (24.5)
--------------------------------------------------------------------------------------------------
                                                                             340.3           278.8
==================================================================================================
Capital and reserves
Stated capital                                                22             545.2           544.3
Reserves                                                      24            (206.9)         (269.6)
--------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                   338.3           274.7
Equity minority interests                                                      2.0             4.1
--------------------------------------------------------------------------------------------------
                                                                             340.3           278.8
==================================================================================================

                     See notes to the financial statements

Cash Flow Statements
For the year ended December 31

                                                                      2001           2000          1999
                                                          Note        US$m           US$m          US$m
--------------------------------------------------------------------------------------------------------
Cash flow from operating activities                         26       95.4           149.4         120.3
--------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                     2.0             4.7           4.5
Interest paid                                                       (24.4)          (61.1)        (33.3)
--------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments
  and servicing of finance                                          (22.4)          (56.4)        (28.8)
--------------------------------------------------------------------------------------------------------
Taxation
    Corporate tax paid                                               (2.9)           (5.8)         (3.4)
--------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                   (49.6)         (145.6)       (189.0)
Sale of tangible fixed assets                                          --             0.9            --
Purchase of investments                                                --            (1.5)           --
--------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure
  and financial investment                                          (49.6)         (146.2)       (189.0)
Acquisitions                                                25         --            (0.5)           --
Disposals                                                   25         --           230.8           7.4
Equity dividends paid                                                  --              --          (7.5)
--------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before use of liquid
  resources and financing                                            20.5           171.3        (101.0)
Management of liquid resources                                        9.7            13.3          11.3
--------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before financing                               30.2           184.6         (89.7)
Financing                                                   27      (40.6)         (186.3)         74.5
--------------------------------------------------------------------------------------------------------
Decrease in cash                                                    (10.4)           (1.7)        (15.2)
========================================================================================================
Reconciliation of net cash flow to movement in net debt
Decrease in cash                                                    (10.4)           (1.7)        (15.2)
Decrease in liquid resources                                         (9.7)          (13.3)        (11.3)
========================================================================================================
                                                                    (20.1)          (15.0)        (26.5)
Cash outflow/(inflow) from financing                                 40.6           186.3         (74.5)
Other non-cash movements                                    28        0.9            29.5         (14.5)
--------------------------------------------------------------------------------------------------------
Movement in net debt                                                 21.4           200.8        (115.5)
Net debt at January 1                                              (292.1)         (492.9)       (377.4)
--------------------------------------------------------------------------------------------------------
Net debt at December 31                                     28     (270.7)         (292.1)       (492.9)
========================================================================================================

                     See notes to the financial statements

Reconciliation of Movements in Shareholders' Funds
For the year ended December 31


                                                               2001         2000         1999
                                                               US$m         US$m         US$m
---------------------------------------------------------------------------------------------
Profit/(loss) for the year                                    62.7          (141.1)    (183.9)
Dividend                                                        --              --         --
---------------------------------------------------------------------------------------------
                                                              62.7          (141.1)    (183.9)
New share capital issued                                       0.9              --       25.7
Goodwill written back on disposal                              --             24.6         --
---------------------------------------------------------------------------------------------
                                                              63.6          (116.5)    (158.2)
Opening shareholders' funds                                  274.7           391.2      549.4
---------------------------------------------------------------------------------------------
Closing shareholders' funds                                  338.3           274.7      391.2
=============================================================================================

There are no recognised gains or losses other than as disclosed in the Profit and Loss Account.




                     See notes to the financial statements

1 Summary of significant accounting policies

  The principal accounting policies adopted by the Company and used in the preparation of these financial statements are set out below. The accounting policies used in preparing the financial statements are consistent with those used by the Company in its financial statements for the periods ended December 31, 2000 and 1999.

  Basis of accounting

  The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP").

  Basis of consolidation

  The Company's financial statements comprise a consolidation of the results, assets and liabilities of Ashanti and its subsidiary undertakings and joint ventures. The results and cash flows of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

  Goodwill

  Goodwill, arising from the purchase of subsidiary undertakings and interests in joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill in accordance with Financial Reporting Standards ("FRS") 10, Goodwill and intangible assets, is capitalised and amortised over the life of the underlying mine assets. Prior to January 1, 1998, goodwill was charged to reserves in the year of acquisition.

  On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

  Joint ventures

  A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more ventures under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

  Transactions in other currencies

  Monetary assets and liabilities denominated in currencies other than the US dollar are translated at the rates of exchange ruling at the year end. Transactions denominated in currencies other than US dollars are translated at the rates ruling at the dates of the transactions. All translation differences are taken to the profit and loss account.

  Revenue recognition

  Sale of bullion is recognised when dore is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as `gold in transit' within cash balances.

  Exploration costs

  Exploration costs incurred prior to the establishment of a commercially minable deposit are charged against profits.

  Tangible fixed assets

  Tangible fixed assets are recorded at cost less accumulated depreciation, which includes provision for impairment. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.

  Once it has been established that a commercially minable deposit exists, mine development costs, including interest costs, are capitalised as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shaft stations, and extending tunnels.

  Tangible fixed assets are depreciated as follows:

  Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method, or on a straight-line basis over their estimated useful lives if shorter. Under the unit of production method, the Company estimates the amortisation rate based on actual production over total proven and probable reserves. For mining operations with both underground and surface mining, amortisation rates are calculated separately for the respective assets. This rate is then applied to actual costs incurred to arrive at the amortisation expense for the period.

Notes to the Financial Statements

  Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:

  Externally purchased software          3 years
  Vehicles                               5 years
  Plant and equipment              5 to 15 years
  Buildings                       up to 30 years

  Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plan. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS 11, Impairment of fixed assets and goodwill ("FRS 11") the recoverable amount, that is the value in use of the asset or its disposal value, if higher, is compared to the carrying value of the income generating unit and an impairment charge is recorded if necessary. The Company considers hedging gains and losses in calculating the net present value of expected future cash flows for mines, unless there are any mine-specific issues that render such allocation unreasonable and unsupportable.

  Stocks

  Stocks are valued at the lower of cost and net realisable value (which includes an appropriate proportion of production overheads).

  Costs are assigned to stocks on hand by the method most appropriate to each class of stock with the majority being valued on an average cost basis. Costs of production include fixed and variable direct costs and an appropriate portion of fixed overhead expenditure.

  Interest and finance costs

  Interest is capitalised in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially minable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.

  Front-end fees, commitment fees and other costs associated with the initial loan are deferred and amortised over the life of the loan to give a constant rate of return on the outstanding loan balance.

  Derivative financial instruments

  The Company uses derivative instruments to hedge its exposures to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price for production and allow the Company to take advantage of increases in gold prices. Instruments are accounted for as a hedge when they have been entered into to manage gold prices and are within limits established by the Board of Directors.

  Hedging transactions are used as part of the Company's protection and commitment programme. Protected ounces represent future sales of gold for which the future price of gold has been fixed. Committed ounces represent future obligations of the Company to deliver gold at an agreed upon maximum price.

  Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains or losses on other hedging contracts, including premiums receivable and payable on options are recognised in the profit and loss account as designated production is delivered. In the case of earlier settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.

  Deferred taxation

  Provision is made for deferred taxation only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

  Environmental and site restoration obligations

  The expected costs of any committed decommissioning or other site restoration programmes incurred during the construction phase, discounted at the weighted average cost of capital, are provided for and capitalised at the beginning of each project and amortised over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations or the terms of respective mining licenses.

Notes to the Financial Statements

  Pre-stripping and stripping costs

  Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially minable deposit exists, prior to the commencement of production. These costs are capitalised as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on probable and proven reserves.

  Stripping costs are costs associated with the removal of waste materials after gold production has commenced. Over the life of the mine, stripping costs are deferred when the actual stripping ratio is above the average and then charged to operations when the actual stripping ratio falls below the average. This policy results in the smoothing of mine production costs over the life of the mine, which is a practice unique to the mining industry. The full amount of deferred stripping costs may not be expensed until the end of the mine.

  Stripping costs are assessed for recoverability on an annual basis based on current factors surrounding the mine and adjustments made to the life of mine plan. If the recoverable value has fallen below cost, the asset is written down to its recoverable value. If the actual stripping ratio falls below the average stripping ratio, a deferred liability is recorded.

  Leases

  Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

  Operating lease rentals are charged to the profit and loss account in equal annual amounts over the lease term.

2 Revenue


                                                        2001       2000       1999
                                                        US$m       US$m       US$m
----------------------------------------------------------------------------------
Bullion revenue                                        381.7      485.2      438.1
Gain on hedging transactions                            96.0       97.0      143.0
Non-gold mining activities                                --         --        1.0
----------------------------------------------------------------------------------
                                                       477.7      582.2      582.1

Share of turnover of joint venture                      76.7         --         --
----------------------------------------------------------------------------------
                                                       554.4      582.2      582.1
==================================================================================


a. During the three-year period ending December 31, 2001 the only loss recognised in the profit and loss account with respect to hedging transactions was a US$14.7 million loss that was incurred in 2000.
   This loss is included within exceptional operating costs and is disclosed in Note 3.

Notes to the Financial Statements

3 Exceptional operating costs


                                                                  2001      2000   1999
                                                                  US$m      US$m   US$m
---------------------------------------------------------------------------------------
Obuasi (note a.)
  Redundancy costs                                                  --       3.0   17.0
  Pension costs                                                     --       4.0    5.0
  Obsolete stock provision                                          --        --   10.0
  Strike related costs                                              --        --    7.4
---------------------------------------------------------------------------------------
                                                                    --       7.0   39.4
Head Office
  Legal and professional fees incurred in respect of hedging and
    Company funding and restructuring (note b.)                     --        --    9.0
Hedge close out (note c.)                                           --      14.7     --
Ayanfuri
  Redundancy costs                                                  --        --    0.7
---------------------------------------------------------------------------------------
                                                                    --      21.7   49.1
Tangible fixed assets impairment (note d.)                          --     193.5   30.0
=======================================================================================
                                                                    --     215.2   79.1
=======================================================================================


a. In conjunction with the review of the life of mine plan at the Obuasi mine, a provision was made for redundancy costs of US$17.0 million in 1999 and US$3.0 million in 2000 as a result of the decision to close the surface mining operations, certain treatment plants, and certain low capacity shafts at the Obuasi mine. Such provision relates to redundancies announced in the second and fourth quarters of 2,855 employees plus further rationalisation.

   A provision of US$5.0 million in 1999 and US$4.0 million in 2000 was made for the total remaining liability of the Life Pension, a defined benefit scheme (the "Scheme"). Prior to these dates, the Scheme was accounted for on a cash basis. In 1999, the provision was calculated based on the Ghanaian Currency liability existing at that time. In 2000, the Scheme liability was re-estimated. The increase in the Scheme liability in 2000 reflects the reintroduction of the US dollar indexing. The Scheme was closed to new entrants prior to the periods reported in these financial statements.

   A provision for obsolete stocks of US$10.0 million was provided for as a result of the decision to close certain parts of the Obuasi mine, as described above and costs of US$7.4 million were incurred in relation to a strike at Obuasi in the second quarter of 1999.

b. Following liquidity problems in 1999, the Company, in conjunction with certain of its financial advisers and lawyers, sought several long-term solutions for the Company. The professional costs incurred totalled US$9.0 million and were charged as an exceptional item in 1999.

c. In October 2000 Ashanti agreed as part of its negotiations with its banks and hedge counterparties during the period leading up to the Geita sale to close out certain hedge positions resulting in an exceptional loss of US$14.7 million. US$6.9 million of the loss was settled from the proceeds of the Geita sale and US$7.8 million was rolled up into the Revolving Credit Facility.

d. A review of the carrying value of fixed assets of the Company was carried out under FRS 11 by comparing future projected cash flows, discounted at 9.3%, with net asset value. The discount rate used of 9.3% is the Company's weighted average cost of capital and represents the Company's estimate of the rate that the market would expect on an investment of comparable risk. This resulted in an exceptional charge in 2000 of US$193.5 million (1999: US$30.0 million), comprising US$150.0 million (1999: US$30.0 million) at Obuasi, US$35.0 million at Freda-Rebecca and US$8.5 million at Kimin.

Notes to the Financial Statements

4 Operating profit analysis by business area

  12 months to December 31, 2001


                                           Idua-                   Freda- Hedging Explor- Corp.
                     Obuasi      Ayanfuri  priem  Bibiani Siguiri Rebecca income  ation   admin.
--------------------------------------------------------------------------------------------------
US$ million
Revenue              143.5          3.1    55.8    68.7    76.6    34.0    96.0      --       --
Operating costs     (101.4)        (3.8)  (44.8)  (45.3)  (62.2)  (22.8)     --    (6.5)   (21.2)
Royalties             (4.3)        (0.1)   (1.7)   (2.1)   (2.6)     --      --      --       --
--------------------------------------------------------------------------------------------------
Operating cash
 flow                 37.8         (0.8)    9.3    21.3    11.8    11.2    96.0    (6.5)   (21.2)
Depreciation and
 amortization        (37.5)        (0.5)   (4.9)  (13.8)  (18.6)   (3.9)     --    (1.9)    (1.2)
--------------------------------------------------------------------------------------------------
Operating
  profit/(loss)        0.3         (1.3)    4.4     7.5    (6.8)    7.3    96.0    (8.4)   (22.4)
==================================================================================================


                                      Geita
                              Group   (50%)     Total
-------------------------------------------------------
US$ million
Revenue                       477.7     76.7    554.4
Operating costs              (308.0)   (41.7)  (349.7)
Royalties                     (10.8)    (2.2)   (13.0)
-------------------------------------------------------
Operating cash
 flow                         158.9     32.8    191.7
Depreciation and
 amortization                 (82.3)   (12.6)   (94.9)
-------------------------------------------------------
Operating
  profit/(loss)                76.6     20.2     96.8
=======================================================



  12 months to December 31, 2000


                                                    Idua-                   Freda-  Geita  Hedging Explor-
                                  Obuasi   Ayanfuri priem  Bibiani Siguiri Rebecca (100%)  income  ation
-----------------------------------------------------------------------------------------------------------
US$ million
Revenue                           179.5     10.1    53.9    76.6    85.2    31.3    48.6    97.0      --
Operating costs                  (133.5)    (8.9)  (43.2)  (36.8)  (54.8)  (22.2)  (25.7)     --   (14.2)
Royalties                          (5.4)    (0.3)   (1.4)   (2.3)   (2.9)     --    (1.4)     --      --
-----------------------------------------------------------------------------------------------------------
Operating cash flow                40.6      0.9     9.3    37.5    27.5     9.1    21.5    97.0   (14.2)
Depreciation and amortization     (45.6)    (4.8)   (3.2)  (15.6)  (19.8)  (11.7)  (11.6)     --    (0.4)
Exceptional operating costs
- Redundancy and pension
  costs                            (7.0)      --      --      --      --      --      --      --      --
- Hedge close out                    --       --      --      --      --      --      --   (14.7)     --
- Tangible fixed assets
  impairment                     (150.0)      --      --      --      --   (35.0)     --      --    (8.5)
-----------------------------------------------------------------------------------------------------------
Operating(loss)/profit           (162.0)    (3.9)    6.1    21.9     7.7   (37.6)    9.9    82.3   (23.1)
===========================================================================================================


                                   Corp.    Non-
                                   admin.   gold    Total
----------------------------------------------------------
US$ million
Revenue                                --   --      582.2
Operating costs                     (25.3)  --     (364.6)
Royalties                              --   --      (13.7)
----------------------------------------------------------
Operating cash flow                 (25.3)  --      203.9
Depreciation and amortization        (2.1)  --     (114.8)
Exceptional operating costs
- Redundancy and pension
  costs                                --   --       (7.0)
- Hedge close out                      --   --      (14.7)
- Tangible fixed assets
  impairment                           --   --     (193.5)
----------------------------------------------------------
Operating(loss)/profit             (27.4)   --     (126.1)
==========================================================


  12 months to December 31, 1999


                                                      Idua-                   Freda-     Geita   Hedging
                                 Obuasi    Ayanfuri   priem   Bibani  Siguiri Rebecca   (100%)    income
---------------------------------------------------------------------------------------------------------
US$ million
Revenue                            208.3     12.3     45.6     73.2     67.3     31.4       --     143.0
Operating costs                   (164.6)    (9.0)   (40.6)   (42.4)   (44.3)   (18.9)      --        --
Royalties                           (6.2)    (0.4)    (1.4)    (2.2)    (2.0)    --         --        --
---------------------------------------------------------------------------------------------------------
Operating cash flow                 37.5      2.9      3.6     28.6     21.0     12.5       --     143.0
Depreciation and amortization      (66.9)    (4.7)    (0.5)   (16.1)   (14.4)    (9.4)      --        --
Exceptional operating costs
- Redundancy and pension
  costs                            (22.0)    (0.7)      --       --       --       --       --        --
- Strike-related costs              (7.4)      --       --       --       --       --       --        --
- Obsolete stock provision         (10.0)      --       --       --       --       --       --        --
- Legal and professional fees         --       --       --       --       --       --       --        --
- Tangible fixed assets
  impairment                       (30.0)      --       --       --       --       --       --        --
---------------------------------------------------------------------------------------------------------
Operating(loss)/profit             (98.8)    (2.5)     3.1     12.5      6.6      3.1       --     143.0
=========================================================================================================


                                  Explor-    Corp.     Non-
                                   ation     admin.    gold    Total
-----------------------------------------------------------------------
US$ million
Revenue                                --        --     1.0     582.1
Operating costs                     (12.4)    (25.8)   (0.7)   (358.7)
Royalties                              --        --      --     (12.2)
-----------------------------------------------------------------------
Operating cash flow                 (12.4)    (25.8)    0.3     211.2
Depreciation and amortization        (0.8)     (1.9)   (0.2)   (114.9)
Exceptional operating costs
- Redundancy and pension
  costs                                --        --      --     (22.7)
- Strike-related costs                 --        --      --      (7.4)
- Obsolete stock provision             --        --      --     (10.0)
- Legal and professional fees          --      (9.0)   --        (9.0)
- Tangible fixed assets
  impairment                           --        --      --     (30.0)
-----------------------------------------------------------------------
Operating(loss)/profit              (13.2)    (36.7)    0.1      17.2
=======================================================================


5 Exceptional provision for loss on disposal of fixed assets

  In 1999 a write down of US$171.1 million was made against the carrying value of assets at Obuasi following the decision to cease surface mining, to close low capacity shafts and close two treatment plants.

Notes to the Financial Statements

6 Net profit on sale of businesses



                                                                    2001     2000   1999
                                                                    US$m     US$m   US$m
  ---------------------------------------------------------------------------------------
  Profit on disposal of 50% interest in Cluff Resources Limited
   ("Cluff') to AngloGold                                              --    51.2      --
  Loss on disposal of 50% interest in Carmeuse Lime Products
   (Ghana) Ltd to Carmeuse SA                                          --    (4.6)     --
  Other profit on sale of businesses                                   --      --     0.2
  ---------------------------------------------------------------------------------------
                                                                       --    46.6     0.2
  =======================================================================================

  The cash effect of the disposal of 50% in Cluff is given in note 25.

7 Employees


                                                                   2001      2000    1999
                                                                    No.       No.     No.
   --------------------------------------------------------------------------------------
   The average number of employees during the year was as
   follows:
   Underground mining                                             4,777     4,854   5,284
   Surface mining                                                 2,439     2,565   2,716
   Administration                                                 2,973     3,010   3,200
   --------------------------------------------------------------------------------------
                                                                 10,189    10,429  11,200
   ======================================================================================


  Remuneration paid to directors of Ashanti (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.5 million (2000: US$3.3 million; 1999: US$1.7 million). The amount, for 2000, includes a one-time payment of US$1.0 million to a director who left the Company during 2000.

8 Net interest payable


                                                                    2001     2000    1999
                                                                    US$m     US$m    US$m
   --------------------------------------------------------------------------------------
   Interest payable on Exchangeable Notes                           12.0     12.0    12.0
   Interest payable on Revolving Credit Facilities                   8.0     29.0    17.9
   Interest payable on other loans                                   7.0     19.4    13.3
   --------------------------------------------------------------------------------------
                                                                    27.0     60.4    43.2
   Interest capitalised                                               --     (4.4)   (1.8)
   --------------------------------------------------------------------------------------
                                                                    27.0     56.0    41.4
   Interest receivable                                              (5.4)    (4.7)   (4.9)
   Gain on refinancing of Prepaid Forward Sale Facility (note a.)     --       --    (5.3)
   Gain on buy back of securities (note b.)                           --       --    (1.3)
   --------------------------------------------------------------------------------------
                                                                    21.6     51.3    29.9
   Share of interest payable by joint venture                        7.8       --      --
   --------------------------------------------------------------------------------------
                                                                    29.4     51.3    29.9
   ======================================================================================

a. This amount relates to a prepaid forward gold facility that was carried at cost and, on early repayment of the facility, a gain was recognised. The gain was calculated as the difference between the fair value of the facility at the refinancing date and the carrying value of the facility.

b. The gain on buy back of securities in 1999 of US$1.3 million relates to the repurchase at a discount of redeemable preference shares issued as consideration for the acquisition of Golden Shamrock Mines Limited in 1996.

Notes to the Financial Statements

9  Taxation

                                                      2001        2000     1999
                                                      US$m        US$m     US$m
         -----------------------------------------------------------------------
         Corporate tax - current year                  6.6         0.5       --
                       - in respect of prior years     8.2         4.5      2.8
         Deferred tax                                 (8.0)        0.8     (0.1)
         Tax on profit on disposal of 50% of Cluff      --         3.0       --
         -----------------------------------------------------------------------
                                                       6.8         8.8      2.7
         =======================================================================

10  Dividend

         No dividends were paid or proposed for the years 2001, 2000 and 1999.

11  Earnings per share

         The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year (after deducting treasury shares which do not qualify for dividends) of 112.1 million (2000: 112.4 million, 1999:
         111.4 million).

         Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares being, warrants (under the agreement with the Company's hedge counterparties), share options (under the Senior Management Share Option Scheme) where the exercise price is more than the average price of Ashanti's ordinary shares during each of the reporting periods, and shares issued free of charge to senior management, pursuant to the employee share incentive plans, provided certain criteria are met.

                                                                                   2001        2000         1999
                                                                                   US$m        US$m         US$m
         --------------------------------------------------------------------------------------------------------
         Basic and diluted earnings attributable to ordinary shareholders          62.7      (141.1)      (183.9)

         Weighted average number of ordinary shares (millions)                    112.1       112.4        111.4
         Dilutive share options (millions)                                          0.8       (31.1)        (7.4)
         Dilutive warrants (millions)                                               0.8        (2.8)          --
         Dilutive employee share plans (millions)                                   0.5          --           --
         --------------------------------------------------------------------------------------------------------
         Adjusted weighted average number of ordinary shares (millions)           114.2        78.5        104.0
         --------------------------------------------------------------------------------------------------------
         Basic earnings/(loss) per share (US$)                                     0.56       (1.25)       (1.64)
         Diluted earnings/(loss) per share (US$)                                   0.55       (1.79)       (1.76)
         ========================================================================================================

12  Intangible assets

                                                                     Goodwill
         Cost                                                            US$m
         --------------------------------------------------------------------
         At January 1, 2001 and December 31, 2001                        21.9
         --------------------------------------------------------------------
         Amortization
         At January 1, 2001                                               0.4
         Charge for the year                                              2.7
         --------------------------------------------------------------------
         At December 31, 2001                                             3.1
         ====================================================================
         Net book value
         At December 31, 2001                                            18.8
         At December 31, 2000                                            21.5
         --------------------------------------------------------------------

The balances as at December 31, 2001 of US$18.8 million (2000 - US$21.5 million) is in respect of the acquisition of Pioneer Goldfields Company Limited ("Pioneer") during 2000 (note 25).

Notes to the Financial Statements

13 Tangible fixed assets

                              Mine shafts,
                               development                                         Assets in
                                  and pre-  Plant and  Processing              the course of
                                production  equipment      plants  Buildings    construction         Total
                                      US$m       US$m        US$m       US$m            US$m          US$m
         --------------------------------------------------------------------------------------------------
         Cost
         At January 1, 2001          800.5      529.4       414.3       90.9             8.5       1,843.6
         Additions                    29.8        6.4         0.8        0.2            10.1          47.3
         Disposals                      --       (3.8)       (0.1)        --              --          (3.9)
         Transfers                     6.0        5.9         4.3         --           (16.2)           --
         --------------------------------------------------------------------------------------------------
         At December 31, 2001        836.3      537.9       419.3       91.1             2.4       1,887.0
         ==================================================================================================
         Depreciation
         At January 1, 2001          569.8      339.3       238.2       50.5              --       1,197.8
         Charges 23.1                 23.1       28.2        21.9        6.4              --          79.6
         Disposals                      --       (3.3)         --         --              --          (3.3)
         --------------------------------------------------------------------------------------------------
         At December 31, 2001        592.9      364.2       260.1       56.9              --       1,274.1
         ==================================================================================================
         Net book value
         At December 31, 2001        243.4      173.7       159.2       34.2             2.4         612.9
         At December 31, 2000        230.7      190.1       176.1       40.4             8.5         645.8
         --------------------------------------------------------------------------------------------------
         The net book value of tangible fixed assets includes US$4.1 million (2000: US$4.8 million) in respect of assets held under finance leases included within buildings.
         --------------------------------------------------------------------------------------------------

                                                                                              2001    2000
                                                                                              US$m    US$m
         --------------------------------------------------------------------------------------------------
         Capital commitments
         Contracts placed but not provided for                                                 2.7     4.0
         ==================================================================================================

14 Investments

         The Group's investment in joint ventures is in respect of its 50% interest in the Geita Mine in Tanzania. This interest is accounted for under the gross equity basis of accounting.

                                                Investment in   Loans to joint          Other
                                               joint ventures         ventures    investments         Total
                                                         US$m             US$m           US$m          US$m
         --------------------------------------------------------------------------------------------------
         At January 1, 2001                              69.3             31.1            1.5         101.9
         Share of retained profit for the year           12.4               --             --          12.4
         --------------------------------------------------------------------------------------------------
         At December 31, 2001                            81.7             31.1            1.5         114.3
         ==================================================================================================

                                                                         2001              2000
                                                                         US$m              US$m
         --------------------------------------------------------------------------------------
         The Company's share of net assets of joint ventures can be analyzed as follows:
         Goodwill                                                        59.2              63.7
         Share of fixed assets                                          103.4             103.9
         Share of current assets                                         27.6              11.4
         Share of liabilities due within one year                       (23.9)            (19.0)
         Share of liabilities due after more than one year              (84.6)            (90.7)
         ---------------------------------------------------------------------------------------
         Share of net assets                                             81.7              69.3
         =======================================================================================

Notes to the Financial Statements

         The principal subsidiary undertakings are:

                                                             Class of      Interest in
         Company and country of incorporation    principal activities      shares held      per cent
         -------------------------------------------------------------------------------------------
         Ghana
                                                                              Ordinary
         Ashanti Goldfields (Bibiani) Limited             Gold Mining     No par value           100
                                                                              Ordinary
         Ghanaian-Australian Goldfields Limited           Gold Mining     No par value            80
                                                                              Ordinary
         Teberebie Goldfields Limited                     Gold Mining     No par value            90
         -------------------------------------------------------------------------------------------
         Guinea
         Societe Ashanti Goldfields de Guinee S.A.        Gold Mining         Ordinary            85
         -------------------------------------------------------------------------------------------
         Zimbabwe
         Ashanti Goldfields Zimbabwe Limited              Gold Mining         Ordinary           100
         -------------------------------------------------------------------------------------------
         Isle of Man
         Ashanti Treasury Services Limited                   Treasury         Ordinary           100
         Geita Treasury Services Limited                     Treasury         Ordinary           100
         -------------------------------------------------------------------------------------------
         Cayman Islands
         Ashanti Capital Limited                            Financing         Ordinary           100
         Ashanti Finance (Cayman) Limited                   Financing         Ordinary           100
         Ashanti Capital (Second) Limited                   Financing         Ordinary           100
         ===========================================================================================

15 Stocks

                                                           2001            2000
                                                           US$m            US$m
         ----------------------------------------------------------------------
         Mine stores                                       52.6            56.1
         Ore in stock piles(1)                             16.2            17.3
         Gold in process                                    4.7             4.4
         ----------------------------------------------------------------------
                                                           73.5            77.8
         ======================================================================

         (1) Ore is only mined and sent to the stockpile if it is considered that the ore will have future economic benefit. This is assessed by reviewing the estimated grade of the stockpile, the current spot gold price and the estimated costs of processing the stockpile. These criteria are used consistently from period to period.

16 Debtors

                                                           2001            2000
                                                           US$m            US$m
         ----------------------------------------------------------------------
         Sundry debtors                                    10.8            10.9
         Prepayments                                        2.4             2.2
         Deferred expenses                                  2.9             2.5
         ----------------------------------------------------------------------
                                                           16.1            15.6
         ======================================================================


17 Cash

                                                           2001            2000
                                                           US$m            US$m
         ----------------------------------------------------------------------
         Cash at bank and in hand                          32.8            48.3
         Gold and cash in transit                          22.4            25.3
         ----------------------------------------------------------------------
                                                           55.2            73.6
         ======================================================================

         Cash at bank includes US$8.7 million (2000: US$15.5 million) on deposit with Standard Chartered Bank in Ghana as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

Notes to the Financial Statements

18 Creditors


                                                      2001       2000
                                                      US$m       US$m
---------------------------------------------------------------------
Amounts falling due within one year:
Trade creditors                                       40.5       43.7
Deferred purchase consideration (note a.)              7.3        7.3
Deferred hedging income (note b.)                     34.7       51.9
Mining related accruals                               10.5       24.2
Accrued interest                                      10.0        9.2
Taxation                                              15.4        4.0
Other accruals                                        36.6       28.7
---------------------------------------------------------------------
                                                     155.0      169.0
=====================================================================

Amounts falling due over one year:
Deferred purchase consideration (note a.)              8.8       16.1
Deferred hedging income (note b.)                     30.9       68.1
Other accruals                                        10.1       14.0
---------------------------------------------------------------------
                                                      49.8       98.2
=====================================================================

   a. The total deferred purchase consideration at December 31, 2001 of US$16.1 million (2000: US$23.4 million) comprises US$11.3 million (2000: US$13.8 million) in respect of Teberebie and US$4.8 million (2000: US$9.6 million) in respect of the acquisition of Golden Shamrock Mines Limited in 1996. Both amounts relate to liabilities with fixed amounts payable that are not subject to any form of contingency.

   b. Deferred hedging income arises from the early close-out of hedging contracts.

19 Borrowings

                                                      2001       2000
                                                      US$m       US$m
---------------------------------------------------------------------
5 1/2% Exchangeable Notes (note a.)                  217.5      216.6
Revolving Credit Facility (note b.)                   55.0       88.8
Bank loans and overdrafts                             21.6       26.6
Project finance loans (note c.)                       25.0       25.6
Suppliers' credit                                       --        0.2
Finance leases                                         4.1        4.8
Aviation loans                                         2.7        3.1
---------------------------------------------------------------------
                                                     325.9      365.7
=====================================================================

Repayments falling due:
Between one year and two years                       267.7       11.6
Between two and five years                            31.9      336.6
After five years                                       1.0       10.3
---------------------------------------------------------------------
After more than one year                             300.6      358.5
Within one year                                       25.3        7.2
---------------------------------------------------------------------
                                                     325.9      365.7
=====================================================================

   Borrowings at December 31, 2001 exclude the 50% share of the US$124.3 million (2000 - US$135.0 million) non-recourse Geita project finance loan, which has been included in the gross liabilities within the carrying value of the Geita joint venture investment.

   a. US$217.5 million (2000: US$ 216.6 million) of Exchangeable Notes is stated net-of deferred loan fees of US$1.1 million (2000: US$ 2.2 million) which is being amortised over the period of the Notes. Details of the conversion rights of the 5 1/2 percent. Exchangeable Notes are set out in Note 22. These are currently repayable on March 15, 2003.

   b. The Revolving Credit Facility (the "Facility") which was amended in October 2000, carries a margin over US LIBOR ("London Inter Bank Offer Rate") of 250 basis points rising to 400 basis points for sums drawn under the Facility in 2001. US$47.2 million of the amount drawn is due for repayment on January 15, 2003 and US$7.8 million is repayable in four equal quarterly instalments commencing on March 31, 2002.

      Certain of the tranches of the Facility are secured on certain offshore bank accounts and certain other contracts and arrangements with hedging counterparties outside Ghana.

      The Company, under the Facility, had undrawn committed borrowing facilities of US$25.4 million as at December 31, 2001 (2000: US$100 million). The Company is subject to a number of restrictive covenants under the Facility agreements. The most significant covenants under the Facility at December 31, 2001 are the requirements that EBITDA (as defined in the Facility agreements) in each

Notes to the Financial Statements

      12 month period not be less than US$100 million and tangible consolidated net worth (as defined in the Facility agreements) not be less than US$335 million. The Company is currently in compliance with all financial covenants.

   c. The project finance loans of US$25.0 million are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets.

20 Financial instruments

   Debtors and creditors arising directly from the Company's operations and gold in transit are excluded from the following disclosures.

   Interest rate profile of financial liabilities

   The interest rate profile of the Company's financial liabilities at December 31, 2001 and December 31, 2000 which are predominately US dollar denominated were as follows:

                                                                  Fixed rate borrowings
                                                                                    Weighted
                                                                      Weighted  average time
                      Floating rate  Fixed rate  Total gross  average interest     for which
                         borrowings  borrowings   borrowings              rate  period fixed
                               US$m        US$m         US$m                 %         Years
--------------------------------------------------------------------------------------------
December 31, 2001             108.4       217.5        325.9               5.5           1.2
--------------------------------------------------------------------------------------------
December 31, 2000             149.1       216.6        365.7               5.5           2.2
============================================================================================


   Interest on floating rate borrowings are determined primarily by reference to US LIBOR.

   Interest rate profile of financial assets

   The interest rate profile of the Company's financial assets at December 31, 2001 and December 31, 2000 which are predominately US dollar denominated were as follows:

                         Fixed rate  Floating rate  Interest free  Total
                               US$m           US$m           US$m   US$m
-------------------------------------------------------------------------
December 31, 2001                --           32.0            0.8    32.8
-------------------------------------------------------------------------
December 31, 2000                --           45.8            2.5    48.3
=========================================================================

   The financial assets of the Company comprise cash at bank and in hand.

   Currency exposures

   The Company had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

   Fair values of financial assets and liabilities

   Set forth below is management's best estimate of fair value of financial instruments.

                              Dec 31,     Dec 31,    Dec 31,     Dec 31,
                                 2001        2001       2000        2000
                                 Fair    Carrying       Fair    Carrying
                                value       value      value       value
                                 US$m        US$m       US$m        US$m
------------------------------------------------------------------------
Cash at bank                     24.1        24.1       32.8        32.8
Cash held as collateral           8.7         8.7       15.5        15.5
European put options             51.0          --       22.9          --
European call options           (48.3)         --      (48.5)         --
Convertible structures           10.5          --       22.4          --
Forward contracts               117.6          --       93.3          --
Lease rate swaps                (42.0)         --      (61.0)         --
Long term convertible debt     (178.4)     (217.5)    (133.5)     (216.6)
Other long term borrowings      (83.1)      (83.1)    (141.9)     (141.9)
Short term borrowings           (25.3)      (25.3)      (7.2)       (7.2)
========================================================================

Notes to the Financial Statements

   Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

   Cash and cash equivalents - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

   Derivative financial instruments - Market values have been used to determine the fair value of lease rate swaps, call and put options, convertible structures, and forward contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current rates for similar options or forward contracts.

   Long-term debt - The estimated fair values of the Company's long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

   Hedging

   The Company hedges the risk of movements in the gold price using several types of derivative financial instruments.

   Gains and losses on instruments used for hedging the gold price are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:

                                                                                   Net Gains/
                                                                  Gains   Losses     (Losses)
                                                                   US$m     US$m         US$m
---------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at January 1, 2001        124.5     (4.5)       120.0
Gains arising in previous years recognised in the year            (54.4)      --        (54.4)
---------------------------------------------------------------------------------------------
Gains and losses arising before January 1, 2001 not recognised
in the year                                                        70.1     (4.5)        65.6
Gains and losses arising in the year and not recognised              --       --           --
---------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at December 31, 2001       70.1     (4.5)        65.6
---------------------------------------------------------------------------------------------
Gains and losses expected to be recognised within one year         34.7       --         34.7
Gains and losses expected to be recognised after one year          35.4     (4.5)        30.9
=============================================================================================


21 Provisions for liabilities and charges

                                  Deferred              Site
                                       tax    rehabilitation    Total
                                      US$m              US$m     US$m
---------------------------------------------------------------------
At January 1, 2001                     9.9              14.6     24.5
(Credit)/charge for the year          (8.0)              3.3     (4.7)
---------------------------------------------------------------------
At December 31, 2001                   1.9              17.9     19.8
=====================================================================

   The Company's provision for site rehabilitation as at December 31, 2001 is US$17.9 million. These costs are expected to be paid over a 20-year period as the mines come to the end of their useful lives, commencing with the currently envisaged closure of the Bibiani (provision of US$3.2 million) and Freda Rebecca (provision of US$2.5 million) mines during 2004 and 2005, respectively. The remaining significant components of the provision comprise of US$5.2 million and US$4.4 million related to the Obuasi and Iduapriem mines, respectively; with the majority of such costs expected to be paid subsequent to 2006.

Notes to the Financial Statements

   Deferred taxation comprises:

   The amounts of deferred taxation provided and unprovided in the accounts are as follows:

                                    Amount        Full potential
                                  provided     liability/(asset)
                                      US$m                  US$m
----------------------------------------------------------------
Accelerated capital allowances         1.9                 168.4
Other timing differences                --                  (2.3)
Losses carried forward                  --                (231.5)
----------------------------------------------------------------
At December 31, 2001                   1.9                 (65.4)
----------------------------------------------------------------
At December 31, 2000                   9.9                 (73.6)
================================================================


   No provision has been made for taxation which might accrue on the distribution of unappropriated profits of overseas subsidiaries.

22 Stated capital

Authorised
200,000,000 ordinary shares of no par value                     200,000,000
1 special rights redeemable preference share of no par value              1
---------------------------------------------------------------------------
                                                                200,000,001
===========================================================================


                                                                                Stated capital
                                                               Issued shares              US$m
----------------------------------------------------------------------------------------------
Allotted and fully paid
At January 1, 2001:
Ordinary shares of no par value in issue                         112,336,942             544.3
Ordinary shares of no par value issued during the year               377,280               0.9
----------------------------------------------------------------------------------------------
At December 31, 2001:                                            112,714,222             545.2
Ordinary shares in treasury                                          559,405*               --
1 special rights redeemable preference share of no par value               1                --
----------------------------------------------------------------------------------------------
                                                                 113,273,628             545.2
==============================================================================================


   *The 559,405 ordinary shares held in treasury do not qualify for dividends and do not have voting rights but remain uncancelled.

   Based on the prices quoted on the New York Stock Exchange, Ashanti's share price in 2001 traded between a high of US$4.250 and a low of US$1.875. As at December 31, 2001, Ashanti's market capitalisation, calculated by multiplying the number of ordinary shares of no par value in issue (shares issued 112,714,222) by the share price as at that date (US$4.250), was US$481.4 million.

   The Government of Ghana holds the special rights redeemable preference share of no par value (the "Golden Share"). The Golden Share is non-voting but the holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares. On winding up, the Golden Share has a preferential right to return of capital, the value of which will be 1,000 cedis.

   The Regulations of Ashanti provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of Ashanti or the disposal of a material part of Ashanti's assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.

   All of the ordinary shares rank pari passu in all respects.

   On April 25, 2001, Ashanti in general meeting passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 13,000,000 ordinary shares at a price per share (exclusive of expenses) of not more than 5% above the average of the middle market quotations for the shares taken from the Daily Official List of the London Stock Exchange for the five business days immediately before the date of purchase. However, Ashanti did not utilise this authority. The authority for Ashanti to purchase its own

Notes to the Financial Statements

   shares was renewed at the Annual General Meeting held on May 28, 2002, to expire at the earlier of August 28, 2003 or at the conclusion of the next Annual General Meeting in 2003.

   In February 1996, the Company raised US$250 million through an issue by a subsidiary of seven year 5 1/2 percent. Exchangeable Notes listed on the New York and London stock exchanges. The noteholders have the option of converting the notes into ordinary shares at a conversion price of US$27 per share. The notes may be redeemed by the Company in whole at par at any time after March 15, 2000 and will mature on March 15, 2003, unless converted or redeemed earlier. As at December 31, 2001 the Company had purchased US$31.4 million of the notes leaving US$218.6 million notes still in circulation which could give rise to the issue of up to 8,096,296 ordinary shares. The notes repurchased were cancelled in June 2002.

   In November 1999, pursuant to an agreement with the Company's Hedge Counterparties as subsequently amended in February 2000, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of April 28, 2004, October 28, 2004 and April 28, 2005. The conversion rights of the warrants could give rise to the issue of up to 19,835,001 ordinary shares. In June 2002, 13,945,122 warrants were exercised at a subscription price of US$3.00 per ordinary share.

   As at December 31, 2000, of the options granted to directors and staff 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on April 25, 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares currently under option a new option would be granted over three shares. In the case of executive directors and certain members of the Company's senior management, their outstanding "underwater" options were required to be surrendered in order to receive any further awards under the Company's long-term incentive plans. Options over 5,364,485 shares in respect of other Senior Management and over 508,050 shares in respect of executive directors were cancelled in accordance with the invitation. 2,189,787 options were lapsed.

   Following the cancellation and re-grant of options described above, on May 3, 2001, the total number of ordinary shares over which executive directors and senior management now hold options is analysed as follows:


                                                                                Number of
                                                          Option price    ordinary shares
Period of exercise                                Code             US$    of no par value
-----------------------------------------------------------------------------------------
July 13, 2003 - July 12, 2010                        A            1.66             40,000
August 28, 2003 - August 27, 2010                    B            2.55             50,000
May 3, 2004 - May 2, 2011 (Replacement Options)      C            2.29          1,761,760
May 3, 2004 - May 2, 2011                            D            2.29            980,090
-----------------------------------------------------------------------------------------
                                                                                2,831,850
=========================================================================================


   All options granted on May 3, 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on May 3, 2004 and lapse on May 2, 2011.

Notes to the Financial Statements

23 Directors' interests

   The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of the Company are set out below:


                                         Shares                                    Shares under option
                                                                                                    Granted
                              January 1,    December 31,     January 1,         Surrendered      during the    December 31,
                                    2001            2001           2001       and Cancelled            year            2001
   ------------------------------------------------------------------------------------------------------------------------
   M E Beckett                     1,359           1,359             --                  --              --               --
   S E Jonah                      45,302          45,302        290,000            (290,000)        260,664          260,664
   T E Anin                           --              53             --                  --              --               --
   M Botsio-Phillips                 100             100         45,000             (45,000)         32,260           32,260
   L Chalker                          --              --             --                  --              --               --
   C A Crocker                        --           5,000             --                  --              --               --
   T Gibian                       20,000          20,000             --                  --              --               --
   M P Martineau                      --              --             --                  --              --
   N J Morrell                        --              --             --                  --              --
   E D Ofori Atta                    553             553         45,000             (45,000)         30,009           30,009
   J N Robinson                       --              --             --                  --              --               --
   T S Schultz                    23,548          23,548        128,050            (128,050)         93,644           93,644
   S Venkatakrishnan                  --              --         50,000                  --          52,828          102,828
   =========================================================================================================================

   An analysis of options held by directors as at December 31, 2001 using the codes shown in note 22 is set out below:

                                                                   B                   C               D               Total
   -------------------------------------------------------------------------------------------------------------------------
   S E Jonah                                                         --              87,000         173,664          260,664
   M Botsio-Phillips                                                 --              13,500          18,760           32,260
   E D Ofori Atta                                                    --              13,500          16,509           30,009
   T S Schultz                                                       --              38,415          55,229           93,644
   S Venkatakrishnan                                             50,000                  --          52,828          102,828
   -------------------------------------------------------------------------------------------------------------------------
   Total                                                         50,000             152,415         316,990          519,405
   =========================================================================================================================


   Between January 1, 2002 and March 28, 2002, there were no changes in the above directors' interests.

   Bonus Co-Investment Plan

   Under the Bonus Co-Investment Plan, executive directors and key employees are invited to invest a percentage of their annual remuneration in Ashanti ordinary shares ("Ashanti shares"). Ashanti shares, which are purchased by employees at market value, are designated "Invested Shares" for the purposes of the Plan. Participants are then granted without further payment rights to receive additional shares referable to the number of shares which they have purchased as Invested Shares. These additional shares are designated "Matching Shares" for the purposes of the Plan. Normally, so long as the participant does not sell the Invested Shares within a two-year period following their purchase, the Matching Shares will normally be released to the employee in equal instalments on the first and second anniversaries of the award. Rights to receive Matching Shares will normally lapse if the participant leaves the Company or sells the Invested Shares within two years of the purchase of the Invested Shares. The total matching shares outstanding under this Plan were 44,838 as at December 31, 2001 (2000: 44,838). No awards were made in 2001 under the Bonus Co-Investment Plan. Ashanti purchased 4,838 shares under the Bonus Co-Investment Plan on the open market in 2000 at a price of US$1.625 per share resulting in the recognition of an expense of US$nil and purchased 40,000 shares on the open market in 1999 at a price of US$7.10 per share resulting in the recognition of an expense of US$0.3 million.

   The Bonus Co-Investment Plan uses Ashanti shares which have already been issued and these are purchased by an employee trust, which is funded by Ashanti on terms agreed between the Board and the Trustee.

   Performance share plan

   Under the Performance Share Plan, also called Restricted Share Scheme, executive directors and key employees receive free Ashanti shares, if Ashanti achieves certain performance conditions within a three-year period. Shares acquired by the Trustee will be conditionally awarded to employees nominated by the Company, and transferred to employees following the employee's completion of three years' service from the date of the award provided

Notes to the Financial Statements

   certain performance targets are met. Special provisions apply if the participant's employment terminates by reason of death, disability, retirement or redundancy or other reasons in the Committee discretion or (in the case of an expatriate employee) on expiry without renewal of his fixed-term contract of employment, or on a person becoming a "majority shareholder controller" or on a reconstruction or liquidation of the Company.

   On May 3, 2001, 377,280 ordinary shares were awarded under the Restricted Share Scheme for which new Ashanti ordinary shares were issued, out of this, 91,680 shares were awarded to Directors.

   Shares in category `A' were acquired from the market while in respect of category `B', new shares were issued in line with the modified rules as approved at the Annual General Meeting of April 25, 2001.

   The full number of shares to which a participant is entitled would only be received if Ashanti meets challenging internal and/or external goals. Rights to receive shares will normally lapse if the participant leaves the Company within three years of the grant of the award.

   The total shares outstanding under this Plan were 542,604 as at December 31, 2001 (comprising 165,324 Category `A' Shares and 377,280 Category `B' Shares) and 165,324 as at December 31, 2000. In order to settle Ashanti's obligations relating to the shares, Ashanti issued 377,280 new ordinary shares during 2001 at a price of US$2.53 per share, resulting in the recognition of an expense of US$0.3 million. Ashanti purchased 80,324 shares on the open market in 2000 at a price of US$1.625 per share resulting in the recognition of an expense of US$0.1 million and purchased 85,000 shares on the open market in 1999 at a price of US$7.25 per share resulting in the recognition of an expense of US$0.6 million.

   As at June 28, 2002 the following awards have been made to the Directors under the Company's Bonus Co-Investment Plan and Performance Share Plan since their introduction:


                                           Shares awarded under the           Shares awarded under the
  Name                                     Bonus Co-Investment Plan            Performance Share Plan
                                                                            Category 'A'    Category 'B'
  -------------------------------------------------------------------------------------------------------
  S E Jonah                                         14,388                      9,000               --
  M Botsio-Phillips                                     --                      6,000           12,000
  E D Ofori Atta                                        --                      6,000           10,560
  T S Schultz                                        7,697                      6,000           35,328
  S Venkatakrishnan                                     --                      3,000           33,792
  -------------------------------------------------------------------------------------------------------
  Total                                             22,085                     30,000           91,680
  -------------------------------------------------------------------------------------------------------

   AGC Employee Share Scheme

   Under the AGC Employee Share Scheme, executives and directors and key employees, other than those who participate in the Bonus Co-Investment Plan and Performance Share Plan, receive free Ashanti shares without any performance conditions. Rights to receive shares will normally lapse if the participant leaves the Company within three years of the grant of the award. The total shares outstanding under this Plan were 70,000 as at December 31, 2001 (2000: 70,000). No shares were issued in 2001 under the AGC Employee Share Schemes. In order to settle Ashanti's obligations relating to the Scheme, Ashanti purchased 35,000 shares on the open market in 2000 at a price of US$1.625 per share resulting in the recognition of an expense of US$0.1 million and 35,000 shares on the open market in 1999 at a price of US$7.25 per share resulting in the recognition of an expense of US$0.3 million.

24 Reserves

                                                                          Non-
                                                                 distributable
                                           Profit and loss         share deals
                                                   account             account           Total
                                                      US$m                US$m            US$m
   -------------------------------------------------------------------------------------------
   At January 1, 2001                               (288.6)               19.0          (269.6)
   Retained profit for the year                       62.7                  --            62.7
   -------------------------------------------------------------------------------------------
   At December 31, 2001                             (225.9)               19.0          (206.9)
   ===========================================================================================


Notes to the Financial Statements


                                                                                            Non-
                                                                                   distributable
                                                              Profit and loss        share deals
                                                                      account            account            Total
                                                                         US$m               US$m             US$m
   ---------------------------------------------------------------------------------------------------------------
   At January 1, 2000                                                  (172.1)              19.0           (153.1)
   Retained loss for the year                                          (141.1)                --           (141.1)
   Goodwill written back on disposal of 50% interest in Cluff            24.6                 --             24.6
   ---------------------------------------------------------------------------------------------------------------
   At December 31, 2000                                                (288.6)              19.0           (269.6)
   ===============================================================================================================

   In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and reissue of the Company's own shares are recorded in a non-distributable share deals account.

   Reserves is after goodwill written off in previous years of US$476 million (2000: US$476 million) arising on the acquisition of subsidiary undertakings.

25 Acquisitions and disposals

   Acquisition

   In June 2000, Ashanti acquired a 90% interest in Pioneer, the company that owns the Teberebie mine in Ghana, from Pioneer Gold Inc for a total consideration of US$14.9 million. Details of the consideration and assets acquired are set out below.

                                                   Book value      Fair value      Provisional fair
                                               at acquisition     adjustments                values
                                                         US$m            US$m                  US$m
   ------------------------------------------------------------------------------------------------
   Tangible fixed assets                                 56.6           (56.5)                  0.1
   Stock                                                  4.0            (2.7)                  1.3
   Cash                                                   0.6              --                   0.6
   Creditors                                             (0.7)             --                  (0.7)
   Borrowings                                            (8.3)             --                  (8.3)
   ------------------------------------------------------------------------------------------------
   Net assets acquired                                   52.2           (59.2)                 (7.0)
   Goodwill                                                                                    21.9
   ------------------------------------------------------------------------------------------------
   Cost of acquisition                                                                         14.9
   ================================================================================================
   Satisfied by:
   Cash consideration                                                                           5.0
   Assets on sold                                                                              (5.0)
   Cost of acquisition                                                                          1.1
   Deferred consideration                                                                      13.8
   ------------------------------------------------------------------------------------------------
   Total consideration                                                                         14.9
   ================================================================================================
   Analysis of acquisition cash flows:
   Total net cash consideration                                                                (6.1)
   Net cash of subsidiary acquired                                                              0.6
   Assets on sold                                                                               5.0
   ------------------------------------------------------------------------------------------------
   Total                                                                                       (0.5)
   ================================================================================================

   The deferred consideration of US$13.8 million is payable as follows: two payments of US$2.5 million in each of March 2001 and 2002, US$3.0 million in March 2003, US$3.75 million in March 2004 and US$2.05 million in March 2005.

   The terms of the agreement also include the potential for contingent cash consideration of up to US$5.0 million dependent upon minimum gold prices and production levels.

   The loss incurred by Pioneer for the last full financial period prior to acquisition was US$21.5 million.

Notes to the Financial Statements

   Disposal

   In December 2000 Ashanti disposed of a 50% interest in its subsidiary, Cluff, which owns 100% of the Geita mine in Tanzania. The net inflow in respect of the disposal is as follows:

                                                                           US$m        US$m
   ----------------------------------------------------------------------------------------
   Cash paid by AngloGold Limited                                                     207.8
   Costs of disposal                                                                  (27.8)
   ----------------------------------------------------------------------------------------
   Net cash consideration                                                             180.0

   Net assets at date of disposal:
   Goodwill                                                               127.4
   Tangible fixed assets                                                  205.3
   Stocks                                                                  11.3
   Debtors                                                                  1.8
   Cash                                                                     4.2
   Creditors                                                              (11.6)
   Due to the Company                                                     (55.0)
   Borrowings                                                             (75.0)
   ----------------------------------------------------------------------------
                                                                          208.4
   ----------------------------------------------------------------------------
   50% of net assets sold                                                            (104.2)
   Goodwill reinstated from reserves                                                  (24.6)
   ----------------------------------------------------------------------------------------
   Profit on disposal                                                                  51.2
   ----------------------------------------------------------------------------------------
   Analysis of disposal cash flows:
   Net cash consideration                                                             180.0
   Net cash disposed of with subsidiary                                                (4.2)
   Repayment of intercompany balance                                                   55.0
   ----------------------------------------------------------------------------------------
   Total cash inflow                                                                  230.8
   ========================================================================================

26 Reconciliation of operating profit/(loss) to operating cash flows

                                                               2001        2000        1999
                                                               US$m        US$m        US$m
   ----------------------------------------------------------------------------------------
   Operating profit/(loss)                                     76.6      (126.1)       17.2
   Depreciation and amortisation                               82.3       114.8       114.9
   Non-cash exceptional operating costs                          --       208.3        60.5
   Loss on disposal of fixed assets                             0.6         5.2          --
   Decrease/(increase) in stocks                                4.3       (11.8)        2.2
   Decrease/(increase) in debtors                               2.0        10.8        (0.2)
   Decrease in creditors                                      (16.7)      (18.0)      (26.5)
   Decrease in deferred hedging income                        (57.0)      (34.6)      (47.5)
   Increase/(decrease) in provisions                            3.3         0.8        (0.3)
   ----------------------------------------------------------------------------------------
   Net cash inflow from operating activities                   95.4       149.4       120.3
   ========================================================================================

27 Financing

                                                               2001        2000        1999
                                                               US$m        US$m        US$m
   ----------------------------------------------------------------------------------------
   Revolving Credit
   Facility           - drawdowns                                --          --       270.0
                      - repayments                            (33.8)     (251.0)     (152.6)
   Bridge Facility    - drawdowns                                --        75.0        --
   Other              - drawdowns                                --          --        19.0
                      - repayments                             (6.8)      (10.3)      (61.9)
   ----------------------------------------------------------------------------------------
                                                              (40.6)     (186.3)       74.5
   ========================================================================================


Notes to the Financial Statements

28 Analysis of net debt

                                                    Other                      Other                        Other
                                                     non-                       non-                        non-
                              At                     cash        At             cash         At             cash       At
                          Jan 1,         Cash        move-   Dec 31,   Cash     move-   Dec 31,    Cash     move-  Dec 31,
                            1999         flow        ment      1999    flow     ment       2000    flow     ment      2001
                            US$m         US$m        US$m      US$m    US$m     US$m       US$m    US$m     US$m      US$m
---------------------------------------------------------------------------------------------------------------------------
Cash at bank                47.2        (11.9)         --      35.3    (2.5)      --       32.8    (8.7)     --      24.1
Bank overdraft              (1.3)        (3.3)         --      (4.6)    1.1       --       (3.5)   (1.7)     --      (5.2)
---------------------------------------------------------------------------------------------------------------------------
Cash                        45.9        (15.2)         --      30.7    (1.4)      --       29.3   (10.4)     --      18.9
Short term deposits and
  collateralised cash
  (liquid resources)        65.7        (11.3)         --      54.4   (13.6)      --       40.8    (9.7)     --      31.1
Borrowings                (489.0)       (74.5)      (14.5)   (578.0)  186.3     29.5     (362.2)   40.6     0.9    (320.7)
---------------------------------------------------------------------------------------------------------------------------
Net debt                  (377.4)      (101.0)      (14.5)   (492.9)  171.3     29.5     (292.1)   20.5     0.9    (270.7)
===========================================================================================================================


Following is a detail of the `other' line item included in the reconciliation of net cash flow to movement in net debt:

                                                        Year ended      Year ended      Year ended
                                                           Dec 31,         Dec 31,         Dec 31,
                                                              2001            2000            1999
                                                              US$m            US$m            US$m
--------------------------------------------------------------------------------------------------
Write-down and subsequent re-instatement of
  non-recourse project finance loans (note a.)                --            (21.3)           --
Loans assumed on acquisition (Note 25)                        --             (8.3)           --
Transfers between accruals and long term debt                 --             (6.5)          6.5
Debt created on close out of hedge contracts (note b.)        --             (7.8)        (26.5)
Gain on extinguishment of debt                                --               --           5.3
Loans disposed of with subsidiary (Note 25)                   --             75.0            --
Other                                                        0.9             (1.6)          0.2
-----------------------------------------------------------------------------------------------
Total non-cash movements                                     0.9             29.5         (14.5)
===============================================================================================


a. In 1998, management determined that certain non-recourse development loans associated with the Iduapriem mine would not be paid down and consequently the Company wrote-down the loans. This write-down followed a management decision to close the Iduapriem mine and was based on cash flow forecasts. In 2000, the Company acquired the Teberebie gold mine, which is adjacent to the Iduapriem mine. As a result of the acquisition, management determined that the Iduapriem and Teberebie mines could use a shared processing plant and consequently, the operations at Iduapriem were now considered economically feasible. Revised cash flow forecasts were prepared that demonstrated that the non-recourse loans which were written-down in 1998 would now be paid; the loans were therefore reinstated.

b. Debt created on the close out of hedge contracts relates to contracts that were closed out early and rolled into the Company's Facility. The losses related to these contracts have been recorded as an offset to deferred income.
--------------------------------------------------------------------------------

29 Related party transactions

   The Company's principal shareholder is Lonmin (32%) which provides technical services and the services of Mr S E Jonah to the Company for which it received US$0.7 million (2000: US$1.8 million) for the year. Another major shareholder is the Government of Ghana (20%). The Company pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government of Ghana and associated authorities. Amounts charged during the year totalled approximately US$51 million (2000: US$58 million) of which US$12.3 million (2000: US$12.8 million) remained unpaid as at December 31, 2001.

30 Contingent liabilities

   US Class Actions

   The consolidated class action which commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5

Notes to the Financial Statements

   promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs.

   The Company continues to vigorously defend the action, and although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, it believes that the outcome will have no material adverse effect on the Company's financial position.

   Kimin - Employee Actions

   In November 1999, the Brussels Labour Court upheld the claims for arrears of salary and severance payments in proceedings instituted by certain ex-Kimin expatriate employees against Kimin and Ashanti. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, DRC to enforce the provisional judgment against Kimin in the DRC. The Brussels Labor Court of Appeal issued its judgment on March 13, 2002. The Court awarded a total sum of 1,501,870.34 euros (approximately US$1.35 million) plus 7% interest, in favor of the affected ex-employees as against the total amount claimed by them of US$2.2 million plus interest. Ashanti's liability for a further claim for payment in lieu of holiday was to be decided later this year. On July 17, 2002 all parties to the dispute reached a full and final settlement on claims in this regard.

   Pangea/Ashanti Joint Venture - Arbitration

   With regard to the arbitration proceedings at the International Court of Arbitration of the International Chamber of Commerce between Pangea Goldfields Inc. and the Company, the parties have agreed an amicable settlement of the dispute that would obviate any further arbitral proceedings and would not have any material adverse effect on the Company's financial position.

31 Summary of Differences Between UK and US Generally Accepted Accounting
   Principles

   The Company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP").

   The following is a summary of the significant adjustments, to profit/(loss) attributable to shareholders and shareholders' equity when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK and US GAAP.

                                                                      2001           2000         1999
                                                                      US$m           US$m         US$m
-------------------------------------------------------------------------------------------------------
Profit and loss account
Profit/(loss) attributable to shareholders under UK GAAP              62.7         (141.1)       (183.9)
US GAAP adjustments:
Amortisation of goodwill and other intangibles                a         --          (30.3)        (38.6)
Depreciation on impaired tangible fixed assets                a       12.9          (11.2)           --
Impairment of long-lived assets                             b,e      (87.3)        (246.8)        (61.0)
Equity investment in joint ventures                           c       (3.3)            --            --
Deferred income taxes                                         d      (16.1)         (29.7)        112.0
Derivative financial instruments                              e        5.3           60.5        (160.7)
Transfer from other comprehensive income:
- Gain on derivative financial instruments related to
  impaired assets                                             e       32.3             --            --
- Deferred hedging income                                     e       51.2             --            --
Warrants issued to non-employees                              f         --           (1.1)         (5.7)
Write-down of non-recourse loans                              g         --           22.0          (0.7)
Asset write-back                                              h         --          (20.0)           --
Depreciation on asset write-back                              h        1.7            1.2            --
Prepaid forward gold facility                                 i         --             --          (4.3)
Accounting for pensions                                       j        0.8            3.9           5.5
Environmental and site restoration obligations                k        1.4           (0.6)         (1.4)
Compensation charge on variable plan options                  l       (1.2)            --            --
Deferred income taxes on the above                                     5.0           44.1           3.4
-------------------------------------------------------------------------------------------------------
Profit/(loss) attributable to shareholders under US GAAP              65.4         (349.1)       (335.4)
=======================================================================================================

Notes to the Financial Statements

                                                                                      2001             2000             1999
                                                                                      US$m             US$m             US$m
------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) attributable to shareholders under US GAAP before extraordinary
  items and the cumulative effect of an accounting change                              33.1           (349.1)          (336.2)
Cumulative effect of an accounting change                                              32.3               --               --
Extraordinary items (less applicable taxes of US$nil for the year ended
  December 31, 1999)                                                                     --               --              0.8
------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) attributable to shareholders under US GAAP                               65.4           (349.1)          (335.4)
==============================================================================================================================
Statement of comprehensive income
Profit/(loss) for the year                                                             65.4           (349.1)          (335.4)
Other comprehensive income, net of income tax:
  Cumulative effect of accounting change - adoption of SFAS 133                       146.2               --               --
Transfer to earnings:
- Gain on derivative financial instruments related to impaired assets                 (32.3)              --               --
- Deferred hedging income                                                             (51.2)              --               --
------------------------------------------------------------------------------------------------------------------------------
                                                                                      128.1           (349.1)          (335.4)
==============================================================================================================================
Earnings per share (US$):
  Basic:
  Earnings/(loss) per share before extraordinary items and cumulative effect of an
    accounting change                                                                  0.30            (3.11)           (3.02)
  Cumulative effect of an accounting change                                            0.28               --               --
  Extraordinary items                                                                    --               --             0.01
  Earnings/(loss) per share                                                            0.58            (3.11)           (3.01)
==============================================================================================================================
  Diluted:
  Earnings/(loss) per share before extraordinary items and cumulative effect of an
    accounting change                                                                  0.29            (3.11)           (3.02)
  Cumulative effect of an accounting change                                            0.28               --               --
  Extraordinary items                                                                    --               --             0.01
  Earnings/(loss) per share                                                            0.57            (3.11)           (3.01)
==============================================================================================================================

                                                                                                       2001            2000
                                                                                                       US$m            US$m
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
Equity shareholders' funds under UK GAAP                                                               338.3            274.7
Impact on cost of long-lived assets (including impairment and
  purchase price adjustments)                                                          a, b             72.2            159.5
Accumulated amortization and depreciation on long-lived assets                            a           (266.9)          (279.8)
Equity investment in joint ventures                                                       c             22.3             25.6
Deferred income taxes                                                                     d            (55.8)           (39.7)
Derivative financial instruments                                                          e            154.4              2.9
Asset write-back                                                                          h            (20.0)           (20.0)
Accumulated depreciation on asset write-back                                              h              2.9              1.2
Accounting for pensions                                                                   j               --             (0.8)
Environmental and site restoration obligations                                            k             (3.5)            (4.9)
Deferred income taxes on the above                                                                      64.6             59.6
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP                                                                     308.5            178.3
==============================================================================================================================

Notes to the Financial Statements

                                                                        Accumu-
                                                                    lated other
                                                                        compre-
                                                            Retained    hensive     Stated       Other
                                                   Total    earnings     income     capital   reserves
Statement of changes in shareholders' equity        US$m        US$m       US$m        US$m       US$m
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                       842.2        304.6        --        518.6      19.0
Net loss for the year                             (335.4)      (335.4)       --           --        --
Distribution of dividends                          (10.9)       (10.9)       --           --        --
New share capital issued                            25.7           --        --         25.7        --
Warrants issued to non-employees                     5.7          5.7        --           --        --
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                       527.3        (36.0)       --        544.3      19.0
Net loss for the year                             (349.1)      (349.1)       --           --        --
Warrants issued to non-employees                     1.1          1.1        --           --        --
Other                                               (1.0)        (1.0)       --           --        --
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       178.3       (385.0)       --        544.3      19.0
Net profit for the year                             65.4         65.4        --           --        --
New share capital issued                             0.9           --        --          0.9        --
Compensation charge on variable plan options         1.2          1.2        --           --        --
SFAS 133 transition adjustment                     146.2           --     146.2           --        --
Transfer to net income for the year                (83.5)          --     (83.5)          --        --
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                       308.5       (318.4)     62.7        545.2      19.0
=======================================================================================================


a) Amortization of long-lived assets

Goodwill and other intangible assets

For years prior to the year ending December 31, 1998, goodwill arising on business combinations treated as acquisitions was written off against retained earnings in accordance with UK GAAP. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging the amount of related goodwill previously charged to reserves. The Company adopted FRS 10 in 1998. FRS 10 requires that goodwill be capitalized and amortized over its expected useful life. However, capitalization of amounts previously written off against retained earnings is not required. Under US GAAP, goodwill and other intangible assets (principally mineral rights) are capitalized and amortized over the life of the mine using the unit of production method.

Tangible fixed assets

The difference on depreciation of tangible fixed assets arises from the impact of adjustments to historic cost in respect of impairment charges.

Notes to the Financial Statements

   b) Impairment of long-lived assets

   Under both UK and US GAAP, impairment reviews of long-lived assets are performed whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. However, measurement differences arise regarding the determination of when a long-lived asset is impaired and the amount of impairment loss to be recognized.

   Under UK GAAP, the Company evaluates long-lived assets for impairment by comparing the carrying value less deferred hedging income to the recoverable amount based on discounted future cash flows. Under US GAAP, (i) undiscounted cash flows are used to evaluate for impairment, and (ii) deferred hedging income is not subtracted from the carrying value of long-lived assets.

   Under both UK and US GAAP, if an impairment exists, an impairment loss is recognized to record the long-lived assets at their recoverable amount, under UK GAAP, and their fair value under US GAAP. The Company estimates both recoverable amount and fair value using discounted cash flow techniques. The discount rate applied is management's estimate of the rate that the market would expect on an investment of comparable risk. Under UK GAAP, impairment losses increase accumulated depreciation; under US GAAP, impairment losses reduce the historical cost of the related long-lived asset.

   Differences arise between impairment assessments under UK GAAP and US GAAP as follows: (i) hedging cash flows from all derivative instruments are included in income generating units for impairment assessments under UK GAAP, while, under US GAAP, these cash flows are excluded; and (ii) corporate overhead costs are included in US GAAP impairment assessments only to the extent that they are incremental costs that are directly attributable to the operation of the mines whereas UK GAAP permits the allocation of joint corporate costs that are not so directly attributable.

   Under US GAAP, the Company recorded an impairment loss for the year ending December 31, 2001 amounting to US$87.3 million (2000: US$428.6 million, 1999:
   US$91.0 million). The impairment loss was allocated, by segment, first to goodwill and then to long-lived assets. The segment analysis is as follows:
   US$nil (2000: US$331.2 million; 1999: US$nil) relating to the Obuasi mine, US$54.9 million (2000: US$83.8 million; 1999: US$nil) relating to the Siguiri mine, US$32.4 million (2000: US$nil; 1999: US$34.8 million) relating to the Bibiani mine, US$nil (2000: US$13.0 million; 1999: US$54.0 million) relating to the Freda-Rebecca mine and US$nil (2000: US$0.6 million; 1999: US$2.2 million) relating to the Ayanfuri mine.

   c) Equity investment in joint ventures

   The Company's equity investment in joint ventures is in respect of its 50% interest in the Geita mine in Tanzania. This mine became a joint venture of the Company on December 15, 2000, following the Company's sale of 50% of its interest in this mine to AngloGold Limited.

   Under UK GAAP the results of joint ventures are accounted for using the gross equity method of accounting which results in the Company's share of net income and the net assets, together with additional disclosure information relating to these balances, being presented on the face of the profit and loss account and balance sheet.

   Under US GAAP the Company adopts the equity accounting provisions of APB Opinion number 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). Under APB 18 the Company's investment in, and advances to, the investee, which are increased or decreased by earnings, losses, and dividends, are combined and shown as a single-line item in its balance sheet. Similarly, the Company's share of the investee's current net earnings or losses is shown as a single-line item in its income statement.

   The difference between UK and US GAAP is principally one of disclosure. However a difference does arise from additional goodwill of US$25.6 million on the acquisition of the investment in joint ventures and, subsequently, from the equity in earnings impact of adjustments required to convert the underlying accounts of the joint venture from UK to US GAAP and of the amortization of the additional goodwill. The Company's 50% share of these differences at December 31, 2001 relate to the mark-to-market liability of US$2.4 million in respect of its derivative financial instruments. Additional goodwill amortization of US$0.9 million has been charged during 2001.

   Additional disclosures in respect of the net income and net assets of the joint venture are provided on the face of the profit and loss account and balance sheet as required under UK GAAP.

   d) Deferred income taxes

   Under UK GAAP, deferred taxes are only provided to the extent an asset or liability is expected to crystallize. Under US GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109,

Notes to the Financial Statements

   Accounting for Income Taxes (SFAS 109), for all periods presented. SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under US GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

   The following are the deferred tax assets and liabilities at period end:

                                   Dec 31, 2001      Dec 31, 2000
                                           US$m              US$m
   ---------------------------------------------------------------
   Deferred tax liabilities:
      Long-lived assets                   104.9             128.7
   Deferred tax assets:
      Losses carried forward             (231.5)           (245.7)
      Other                                (5.0)             (4.7)
   ---------------------------------------------------------------
   Total deferred tax asset              (131.6)           (121.7)
   Valuation allowance                    124.7             111.7
   ---------------------------------------------------------------
   Net deferred tax asset                  (6.9)            (10.0)
   ===============================================================

   During the year ended December 31, 2001, the Company increased its valuation allowance by US$13.0 million to adjust its deferred tax assets to estimated realizable value. The total valuation allowance primarily relates to the deferred tax assets arising from loss carryforwards as well as other temporary differences. At December 31, 2001, the Company had US$765.2 million in loss carryforwards of which US$694.5 million can be carried forward indefinitely. The remaining loss carryforwards amounting to US$18.2 million, US$25.6 million, US$10.1 million and US$16.8 million expire in 2003, 2004, 2005 and 2006, respectively.

   At December 31, 2001, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

   The Company has not provided for any deferred income taxes on the undistributed earnings of subsidiaries because, in management's opinion, such earnings have been indefinitely reinvested in the Company's operations. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-Ghanaian subsidiaries.

   The components of the tax expense/(benefit) were as follows:

                                                                        Year ended       Year ended        Year ended
                                                                      Dec 31, 2001     Dec 31, 2000      Dec 31, 1999
                                                                              US$m             US$m              US$m
   -------------------------------------------------------------------------------------------------------------------
   Current tax expense                                                        14.8              8.0               2.8
   Deferred tax (benefit)/expense under UK GAAP                               (8.0)             0.8              (0.1)
   Deferred tax expense/(benefit) of applying SFAS 109                        11.1            (14.4)           (115.5)
   -------------------------------------------------------------------------------------------------------------------
   Tax expense/(benefit) for the year on application of SFAS 109
   to UK GAAP profit/(loss) before tax                                        17.9             (5.6)           (112.8)
   ===================================================================================================================

Notes to the Financial Statements

   The tax expense/(benefit) recorded under US GAAP differs from the amount determined by applying the applicable Ghanaian statutory income tax rate to pre-tax profit/(loss) attributable to shareholders under US GAAP as a result of the following:

                                                         Year ended        Year ended        Year ended
                                                       Dec 31, 2001      Dec 31, 2000      Dec 31, 1999
                                                               US$m              US$m              US$m
   -----------------------------------------------------------------------------------------------------
   Tax expense/(benefit) at statutory rate*                    24.4            (123.6)           (156.8)
   Amortization of goodwill                                    10.5              54.6              30.2
   Investment allowances                                       (0.1)            (11.9)             (1.8)
   Deferred tax on acquisition and disposal                      --              (9.8)               --
   Effect of foreign income taxes, net                        (55.5)            (38.6)             10.6
   Impact of change in tax rate on deferred taxes               8.5                --                --
   Prior year tax adjustments                                  11.8              11.6               6.2
   Valuation allowance                                         13.0             111.7                --
   Other permanent differences                                  5.3               0.4              (1.2)
   -----------------------------------------------------------------------------------------------------
   Tax expense/(benefit) for the year                          17.9              (5.6)           (112.8)
   =====================================================================================================

   * The statutory rate for 2001 was 30% and 35% for 1999 and 2000.

   e) Derivative financial instruments

   Under UK GAAP, the Company accounts for all derivative contracts using hedge accounting. The impact of accounting for derivatives under US GAAP is set out below.

   Position to December 31, 2000

   Under US GAAP, derivative financial instruments that are accounted for using hedge accounting must demonstrate a high degree of hedge effectiveness at the inception of the hedge relationship and on an ongoing basis. Hedge accounting under US GAAP additionally requires that the hedge relationship be designated at inception and reduce enterprise or transaction risk. Under US GAAP, the Company accounts for fixed forward sales contracts and lease rate swaps using hedge accounting.

   Under US GAAP, gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes are recognized in income immediately.

   The Company uses written and purchased put and call options, which qualify for hedge accounting under UK GAAP, to hedge exposure to commodity price risk for gold. The Company does not account for these instruments using hedge accounting under US GAAP.

   Specifically, written options are the writing or sale of options contracts, (the Company writes options with gold prices as the underlying risk), which obligate the writer to fulfill the contract should the holder choose to exercise. These contracts are not considered to reduce risk to the writer as the holder will only choose to exercise when it is beneficial to do so. In the Company's judgment, it is appropriate to treat these contracts as not qualifying for hedge accounting. Written options include option contracts sold for the purchase and sale of gold at a future date, and certain convertible structures, whereby the written option may convert into bought put options if the gold price moves below a specified barrier.

   The adjustment relating to derivative contracts that do not qualify for hedge accounting under US GAAP includes (i) the recognition of changes in market values between periods and (ii) the reversal of deferred hedging gains and losses that were recorded on the early close out of such contracts under UK GAAP.

   Position from January 1, 2001

   Effective January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the profit and loss account when the hedged item affects earnings.

   For the purpose of SFAS 133, all financial instruments have been marked-to-market at both January 1 and December 31, 2001. Whilst all derivatives are entered into for hedging purposes, they did not qualify for hedge

Notes to the Financial Statements

   accounting under the provisions of SFAS 133 at January 1, 2001. Accordingly the movement in fair value of derivatives is included in net income for the year. The following table sets out the fair value of the relevant derivative financial instruments at December 31, 2001 and 2000:

                                                   2001             2000
                                                   US$m             US$m
   ----------------------------------------------------------------------
   Forward contracts                              117.6             93.3
   European Put options (net bought)               51.0             22.9
   European Call options (net sold)               (48.3)           (48.5)
   Convertible structures                          10.5             22.4
   Lease rate swaps                               (42.0)           (61.0)
   ----------------------------------------------------------------------
                                                   88.8             29.1
   ----------------------------------------------------------------------

   The US$154.4 million adjustment to shareholders' equity at December 31, 2001 represents (i) US$88.8 million, being the total adjustment to mark-to-market the relevant financial instruments at that date; and (ii) the reversal of the deferred hedging income balance of US$65.6 million recorded as a creditor under UK GAAP.

   The adoption of SFAS 133 resulted in cumulative transition adjustment gains after tax of US$146.2 million at January 1, 2001 which was recorded in accumulated other comprehensive income at that date. Of these gains US$32.3 million was immediately reclassified into earnings on recognition of the impairment charge discussed in b) above. An additional US$51.2 million was reclassified into earnings relating to the amortisation of the accumulated deferred hedging income balance. The remaining accumulated other comprehensive income of US$62.7 million, relating to deferred hedging income, will all be reclassified into earnings in the year ended December 31, 2002.

   f) Warrants issued to non-employees

   As described in Note 22, in November 1999 the Company issued warrants to its hedging counterparties at a conversion price of US$4.75 per share. On February 21, 2000, the warrants were re-priced to US$3.00. Under UK GAAP, as the net proceeds of the issue were US$nil, no expense was recognized in the financial statements. Under US GAAP, the warrants are accounted for using the fair value methodology in SFAS 123 in a manner consistent with equity instruments issued to non-employees.

   g) Write-down of non-recourse loans

   In 1998, management determined that certain non-recourse development loans associated with the Iduapriem mine would not be paid down and consequently, under UK GAAP, the Company wrote-down the loans. This write-down followed a management decision to close the Iduapriem mine and was based on cash flow forecasts. In 2000, Ashanti acquired the Teberebie gold mine, which is adjacent to the Iduapriem mine. As a result of the acquisition, management determined that the Iduapriem and Teberebie mines could use a shared processing plant and consequently, the operations at Iduapriem were now considered economically feasible. Revised cash flow forecasts were prepared that demonstrated that the non-recourse loans which were written-down in 1998 would now be paid; under UK GAAP, the loans were therefore reinstated. Under US GAAP, the conditions necessary for extinguishment of debt are more stringent than UK GAAP. As the Company was not legally released from the debt in 1998, the non-recourse loans are not considered to be extinguished under US GAAP.

   h) Asset write-back

   In connection with the decision to close down the Iduapriem mine in 1998, the Company wrote down certain long-lived assets under both UK and US GAAP. As described above, in 2000 Ashanti acquired the Teberebie gold mine, which is adjacent to the Iduapriem mine. As a result of the acquisition, management determined that the Iduapriem and Teberebie mines could use a shared processing plant and, consequently the operations at Iduapriem were again considered economically feasible. Under UK GAAP, an element of the previously recognized impairment charge was reversed. Under US GAAP, the reversal of previously recognized impairment losses is not permitted.

   i) Prepaid forward gold facility

   The Company entered into a prepaid forward gold facility in 1996 that was refinanced early in 1999. In the UK GAAP balance sheet, the instrument was carried at cost, and, on early repayment of the facility, a gain of US$5.3 million was recognized. The gain recognized represented the difference between the fair value of the facility at the refinancing date and the carrying value of the facility. Under US GAAP, the gold facility is retranslated at each period end (including the refinancing date) using the prevailing spot rates in order to recognize the impact of fluctuating gold prices over the term of the facility; gains and losses on retranslation are recognized in the Company profit and loss account.

Notes to the Financial Statements

   j) Accounting for pensions

   During the years ended December 31, 2001, 2000 and 1999, the Company recorded pension costs amounting to US$1.2 million, US$3.7 million (of which US$3.0 million were classified as exceptional operating costs) and US$6.3 million (of which US$5.0 million were classified as exceptional operating costs), respectively, related to the Scheme operated at the Obuasi mine. The Scheme provides for a monthly payment in Ghanaian currency (indexed to the US dollar) to retirees until death. Prior to the periods presented in these financial statements (i) all Scheme participants had retired, and (ii) the Scheme was closed to new employees. The exceptional operating cost recognized in 1999 represented management's best estimate of the total remaining liability under the Scheme as at December 31, 1999. This estimate was calculated based on the Ghanaian currency liability existing at that time. Prior to this date, the Scheme was accounted for on a cash basis. In 2000, the Scheme liability was re-estimated. The increase in the Scheme liability in 2000 reflects the re-introduction of the US dollar indexing in that year.

   Under US GAAP, the Scheme is accounted for in accordance with the provisions of SFAS 87, Employers' Accounting for Pensions and presented in accordance with SFAS 132, Employers' Disclosures about Pensions and Other Post Retirement Benefits. The benefits for the Scheme are based on years of service and compensation levels for the covered retirees. The Scheme is unfunded and accordingly, no assets related to the Scheme are recorded. Pension expense/(income) amount to (in thousands) US$345 in 2001, US$(169) in 2000 and US$633 in 1999 of which actuarial (gain)/loss was the only component. The projected benefit obligation for the Scheme was determined using a weighted average discount rate of 4.8% for each of the three years ended December 31, 2001.

                                                          Pension Benefits
                                                          2001            2000
                                                          US$m            US$m
   ----------------------------------------------------------------------------
   Change in benefit obligation
      Benefit obligation at beginning of year              8.8             9.7
      Actuarial loss/(gain)                                0.3            (0.2)
      Benefits paid                                       (1.2)           (0.7)
   ----------------------------------------------------------------------------
   Benefit obligation at end of year                       7.9             8.8
   ============================================================================

   k) Environmental and site restoration obligations

   Under UK GAAP, the expected costs of any committed decommissioning or other site restoration programs incurred during the construction phase are discounted at the weighted average cost of capital and capitalized at the beginning of each project and amortized over the life of the mine using the units of production method. Additional provisions are also recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Under US GAAP, the cost of decommissioning or other site restoration programs is accrued using the unit-of-production method and charged to cost of sales and other direct production costs over the life of mine.

   It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities, and changes in remediation technology, the ultimate cost of remediation could change in the future. The Company periodically reviews its accrued liabilities for such remediation costs, as evidence becomes available indicating that its remediation liability has potentially changed. Ashanti currently carries public liability insurance coverage arranged through reputable insurers. However, there is no specific coverage available for environmental liabilities which either arise gradually or otherwise than as a result of an insurable event.

   l) Variable plan options

   On April 25, 2001, Ashanti implemented an option contribution plan that gives current option holders the ability to cancel their outstanding options in exchange for newly issued options. For every 10 shares under option which were cancelled by the option holders, a new option is granted over three shares. These new options require the option holder to remain employed by Ashanti for a period of three years from the date of grant.

   Under UK GAAP, the voluntary cancellation and re-grant of options are treated as separate events. At the date of grant, the option prices were above the market price of Ashanti's shares. Consequently, the options have no intrinsic value and no compensation charge has been recognized pursuant to Urgent Issues Task Force ("UTTF") 17, Employee Share Schemes.

   Under US GAAP, the voluntary cancellation and re-grant of options are also treated as separate events. However, under US GAAP, FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB Opinion No. 25, requires variable plan accounting for the newly

Notes to the Financial Statements

   granted options. Consequently, compensation cost in respect of options regranted during the year has been measured at the period end for the difference between the quoted market price and the option strike price to be paid by an employee. Such expense is being recognized over the three-year service period.

   Other disclosures

   The following information is provided as additional disclosure under US GAAP:

   Nature of operations

   Ashanti Goldfields Company Limited ("Ashanti") and subsidiaries (collectively, the "Company") are primarily engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. The Company's operations are principally in Ghana, Guinea, Tanzania and Zimbabwe. Gold bullion produced by the Company is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewellery (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions and official coins. Gold for bullion investment is primarily sold to central banks as part of their national investment strategies.

   Earnings per share

   Under US GAAP, basic earnings/(loss) per share (`EPS') is computed by dividing net earnings/(loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued, and the numerator may be adjusted for the impact the outstanding security had on income available to common shareholders used in the basic EPS calculation.

   Diluted EPS is equal to basic EPS for the years ended December 31, 2000 and 1999 as the exercise of the Senior Management Share Options, Warrants and conversion of 5 1/2% Exchangeable Notes, are excluded from the computation of diluted EPS in those years as the effect of inclusion is anti-dilutive.

   The number of potentially dilutive shares that were excluded from the computation of diluted EPS are as follows:

                                                2001            2000            1999
                                            millions        millions        millions
   ---------------------------------------------------------------------------------
   Senior Management Share Options               2.8             8.3             8.2
   5 1/2% Convertible Notes                      8.1             8.0             8.3
   Warrants                                     19.8            19.8            19.8
   ---------------------------------------------------------------------------------
                                                30.7            36.1            36.3
   ---------------------------------------------------------------------------------

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

   Credit risk and concentrations of credit risk

   Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in gold prices. The Company does not anticipate non-performance by counterparties.

   Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables and derivatives which are recorded at fair value. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in a number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large, financially strong customers the Company does business with.

   As described in Note 1, the Company enters into certain hedging transactions. The Company attempts to minimize its credit exposure to counterparties by entering into derivative contracts with major international

Notes to the Financial Statements

   financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote. Market risk exists due to the fact that the price of gold could rise above the strike price on a position thus creating an exposure in favour of counterparties. The counterparties may call for margin payments on the contracts in this instance, subject to any restrictions on margin calls (including margin free limits) which are contained in the contract.

   Management does not believe significant risk exists in connection with the Company's concentrations of credit as at December 31, 2001.

   Redundancy costs

   Included in operating expenses for the year ended December 31, 1999 was a charge of US$17 million for redundancy costs associated with labor rationalisation at the Obuasi mine and the decision to close the surface mining at Obuasi. A further charge of US$3 million for redundancy costs is included in operating expenses for the year ended December 31, 2000 in respect of this closure.

   During the second quarter of 1999 the Company reached an agreement with the Ghana Mineworkers' Union for a labour rationalisation plan involving the retrenchment of 2,155 permanent employees (2,000 junior shift workers and 155 senior salaried staff). Additionally, during the fourth quarter of 1999, the Company announced the closing of the surface mining operations at Obuasi by the end of 2000 together with the closure of certain shafts and processing plants. The surface mine closure includes the termination of 700 employees. Under both the redundancy plans, actual employees terminated amounted to approximately 2,900 employees through December 31, 2000.

   Of the total costs charged to date of US$20 million (1999: US$17 million) the remaining accrual as at December 31, 2000 was US$2.1 million (1999: US$7.5 million). Actual redundancy costs paid in 2000 were US$8.4 million (1999:
   US$9.5 million). During 2001 no further employees were made redundant and no further costs were paid.

   Extraordinary items

   Under UK GAAP, the Company recognized a gain of US$1.3 million in 1999 related to the repurchase of preference shares issued as part of the consideration for Golden Shamrock Mines Limited in 1996. The preference shares (the "Shares") were issued using a special purpose entity and are, in-substance, debt. The Shares entitle the holder to fixed payments in cash and do not participate in earnings, dividends or have voting rights. Under UK GAAP, these items were included as a component of net interest payable on the profit and loss account statement. Under US GAAP, these gains are treated as extraordinary items.

   Pro forma financial information

   In June 2000, Ashanti acquired a 90% interest in Pioneer, the Company that owns the Teberebie mine in Ghana (see Note 25). The acquisition was accounted for under the purchase method for US GAAP purposes.

   Goodwill arising as part of the acquisition amounted to US$21.9 million and is being amortised over the life of the underlying mine assets using the unit of production method. Unaudited pro forma results of operations under UK GAAP for the year ended December 31, 2000 and 1999, as if the 90% ownership in the Teberebie mine had been acquired at the beginning of each reporting period, follow. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Teberebie mine, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

                                                        2000              1999
                                                              US$ million
                                                      (except per share amounts)
                                                              (unaudited)
   -----------------------------------------------------------------------------
   Pro forma revenues                                  584.8             658.7
   Pro forma net loss                                 (151.1)           (204.2)
   Pro forma basic loss per share (US$)                 (1.3)             (1.8)
   Pro forma diluted loss per share (US$)               (1.9)             (2.0)

   Revenue recognition

   Under UK GAAP, the Company recognizes "estimated" revenue when gold is produced in dore<180> form in the gold room based on the quantity and spot price at that date. Pursuant to the Company's refining and purchase agreements with its customers (i) the actual sales price is the spot price at the date of delivery, and (ii) the actual

Notes to the Financial Statements

   quantity invoiced is the quantity after the gold is refined (refining is generally completed within one day of delivery.) Consequently, under UK GAAP the Company processes an adjustment on completion of the refining process to adjust revenues recognized at the time of producing dore to actual revenues.

   Under US GAAP, the Company recognizes revenue from sales of gold bullion at the date of delivery to the refinery. At this point in time, delivery of third-party refined gold to the customer has occurred, the pricing is either fixed or determinable and collectibility is reasonably assured. Under US GAAP, revenues were lower by US$2.9 million for the year ended December 31, 2001, US$5.8 million for the year ended December 31, 2000, and higher by US$4.8 million for the year ended December 31, 1999. The difference in accounting policy is not material with respect to operating profit/(loss), profit/(loss) attributable to shareholders, and shareholders equity under US GAAP for all periods presented. Consequently, no US GAAP adjustments have been recorded.

   In November 1999, the United States Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101"). This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a company to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured. The Company adopted SAB 101 in the fourth quarter of the year ended December 31, 2000 in accordance with SAB 101. The adoption of SAB 101 had no effect on the Company's financial statements.

   Ashanti adopted SFAS 133 on January 1, 2001. Subsequent to the adoption of SFAS 133, all deferred hedging gains and losses that are recorded on the early close out of hedging contracts under UK GAAP are reversed in the US GAAP reconciliation as part of the `Derivative financial instruments' adjustment as further explained in note 31(e) above.

   Gold realization risks

   The nature of realization risks inherent in commodity inventories for which revenue has already been recognized relate to the possibility of significant changes in the spot price for gold between the date the gold is poured and the delivery date and differences in quantities between the poured amount and the refined amount.

   The overall realization risk is mitigated by the following factors:

   o Estimated ounces have never varied significantly from the final quantity declared by the refiner;

   o  Theft is covered by bullion insurance; and

   o Gold is a liquid commodity recognized on international exchanges and, if a customer does not accept delivery, Ashanti can deliver to one of its other customers.

   Exceptional items

   For the year ended December 31, 2001 no exceptional items were recognized. In the year ended December 31, 2000, the Company recognized exceptional operating costs before operating (loss)/profit of US$215.2 million (1999:
   US$79.1 million) and an exceptional profit on sale of businesses of US$46.6 million (1999: profit of US$0.2 million). Additionally, in the year ended December 31, 1999 an exceptional provision for loss on disposal of fixed assets of US$171.1 million was recognized. Under US GAAP, these items are treated as operating items and not shown as exceptional items in the profit and loss account. There is no impact on the US GAAP net loss as a result of the treatment for UK GAAP. Similarly there is no impact on basic and diluted loss per share as such amounts have been considered in the calculation of such figures.

   Buyback and reissuance of shares

   In the year ended December 31, 1999, the Company purchased 22,888 of its ordinary shares increasing the number held in treasury to 559,405 ordinary shares which remain in existence at December 31, 2001. The purchases of shares were accounted for in accordance with the Ghana Companies Code 1963 (Act 179) in a non-distributable Share deals account within shareholders' equity. Under US GAAP, the cost of the treasury shares is generally presented as a reduction of total shareholders' equity. This difference in presentation has no impact on shareholders' equity.

   Cash

   In the UK GAAP balance sheet, `Gold-in-transit' and `cash held as collateral' have been included within cash balances but have not been included as part of cash in preparing the UK GAAP cash flow statement in accordance with FRS 1 (Revised). For cash flow purposes `Gold-in-transit' and `cash held as collateral', together with short-term deposits, are classified as liquid resources. Under US GAAP, `Gold-in-transit' and `cash held as collateral' are classified as other assets in the balance sheet and, similar to UK GAAP, would not be included as part of cash and cash equivalents in preparing the US GAAP cash flow statement.

Notes to the Financial Statements

   Furthermore, `cash held as collateral' is classified as restricted cash, which forms part of other current assets under US GAAP, as it is held as collateral for a short-term loan to Ashanti Goldfields Zimbabwe Limited. `Gold-intransit' would also be classified as other current assets.

   Employee stock options

   The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("APB 25"). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the fair market value of ordinary shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. Accordingly, where options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company.

   Had compensation cost for the Company's stock option plans been determined consistent with the fair value methodology prescribed under SFAS 123, the Company's net profit/(loss) attributable to shareholders and net profit per share under UK GAAP would have been decreased to the pro forma amounts in the table below:

                                        2001             2000            1999
                                        US$m             US$m            US$m
                                 (except per      (except per     (except per
                               share amounts)   share amounts)  share amounts)
   ---------------------------------------------------------------------------
   Net profit/(loss):
      As reported                       62.7           (141.1)        (183.9)
      Pro forma                         61.6           (144.3)        (187.1)
   Net profit/(loss) per share:
      Basic:
      As reported (US$)                 0.56            (1.25)         (1.64)
      Pro forma (US$)                   0.55            (1.28)         (1.67)
      Diluted:
      As reported (US$)                 0.55            (1.25)         (1.64)
      Pro forma (US$)                   0.54            (1.28)         (1.67)


The following table summarizes option plan activity:


                                                                Weighted average
                                             Shares under option  Exercise price
                                                   No. of shares             US$
   ------------------------------------------------------------------------------
   Balance, December 31, 1998 and 1999                 8,206,772           12.58
      Granted                                             90,000            2.15
   ------------------------------------------------------------------------------
   Balance, December 31, 2000                          8,296,772           12.46
      Granted                                          2,741,850            2.29
      Lapsed                                          (2,334,237)          12.58
      Cancelled                                       (5,872,535)          12.58
   ------------------------------------------------------------------------------
   Balance, December 31, 2001                          2,831,850            2.29
   ==============================================================================


   The following table summarizes information about options outstanding at December 31, 2001:



                                        Number    Remaining                                         Number
                             outstanding as at  contractual       Exercise                 exerciseable at
                                  December 31,         life          price     Fair value      December 31,
   Code    Date of Grant                  2001        Years            US$            US$             2001
   -------------------------------------------------------------------------------------------------------
   A         July 13, 2000              40,000         8.53           1.66           1.42               --
   B       August 26, 2000              50,000         8.85           2.55           2.40               --
   C           May 3, 2001           1,761,760         9.34           2.29           1.76               --
   D           May 3, 2001             980,090         9.34           2.29           1.76               --
   -------------------------------------------------------------------------------------------------------
                                     2,831,850                                                          --
   =======================================================================================================

   The weighted average fair value of options granted in 2001 and 2000 were US$1.76 and US$1.96, respectively. No options were granted during the year ended December 31, 1999.

Notes to the Financial Statements

   The fair values of options granted for fiscal years ended December 31, 2001, 2000 and 1999 have been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

   Options                                         2001           2000    1999
   ---------------------------------------------------------------------------
   Expected option life (years)                    10.0           10.0     n/a
   Risk-free interest rates(1)                      5.5%           5.0%    n/a
   Volatility(2)                                   60.0%         100.0%    n/a
   Dividend yield                                    --             --     n/a
   ============================================================================

   (1) The risk-free interest rate is based on US Government Benchmark STRIP at each grant date for time period being the difference between last exercisable date and date of grant.

   (2) The volatility is estimated at each grant date for time period being the difference between last exercisable date and date of grant. The volatility was estimated by using historical volatility on the London International exchange when trading on the Ghanaian stock exchange was extremely light.

   The compensation cost as generated by the Black-Scholes option pricing model may not be indicative of the future benefit, if any, that may be received by the option holder.

   Cash flow statement

   For UK GAAP reporting purposes, the cash flow statement is prepared in accordance with FRS No. 1 (Revised) Cash Flow Statements ("FRS 1"). The objective and principles of FRS 1 are similar to those set out in SFAS No. 95, Statement of Cash Flows ("SFAS 95"). The principle difference between the standards relates to the classification of cash flows. Under FRS 1, the Company presents its cash flows for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends, management of liquid resources and financing. Pursuant to SFAS 95, however, the Company's cash flows would be analyzed between only three categories of cash flow activity, namely operating, investing and financing.

   Under SFAS 95, (i) cash flows arising from taxation, returns on investments and servicing of finance and `Gold-intransit' would be included as operating activities, (ii) cash flows from acquisitions and disposals would be included in investing activities, and (iii) dividend payments, changes in short-term credit facilities and management of liquid resources (excluding `Gold-in-transit') would be disclosed as part of financing activities. In addition, under UK GAAP cash is presented net of overdrafts while under SFAS 95, bank overdrafts are treated as short term credit facilities with movements appearing within financing activities.

   A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below for the year ended December 31:


                                                                    2001       2000      1999
                                                                    US$m       US$m      US$m
   -------------------------------------------------------------------------------------------
   Operating activities
   Cash flow from operating activities (UK GAAP)                    95.4      149.4     120.3
   Movement in `Gold-in-transit'                                     2.9        5.8      (4.8)
   Corporation tax paid                                             (2.9)      (5.8)     (3.4)
   Interest received                                                 2.0        4.7       4.5
   Interest paid                                                   (24.4)     (61.1)    (33.3)
   -------------------------------------------------------------------------------------------
   Net cash provided by operating activities (US GAAP)              73.0       93.0      83.3
   ===========================================================================================


                                                                    2001       2000      1999
                                                                    US$m       US$m      US$m
   -------------------------------------------------------------------------------------------
   Investing activities
   Net cash outflow from capital expenditure and financial
     investment (UK GAAP)                                           (49.6)   (146.2)   (189.0)
   Acquisitions                                                        --      (0.5)       --
   Disposals                                                           --     230.8       7.4
   -------------------------------------------------------------------------------------------
   Net cash provided by/(used in) investing activities (US GAAP)    (49.6)     84.1    (181.6)
   ===========================================================================================


Notes to the Financial Statements


                                                                    2001       2000      1999
                                                                    US$m       US$m      US$m
---------------------------------------------------------------------------------------------
Financing activities
Cash (outflow)/inflow from financing (UK GAAP)                      (40.6)   (186.3)    74.5
Dividends paid                                                         --        --     (7.5)
Change in short-term credit facilities                                1.7      (1.1)     3.3
Movement in liquid resources (except `Gold-in-transit')               6.8       7.8     16.1
---------------------------------------------------------------------------------------------
Net cash (used in)/provided by financing activities (US GAAP)       (32.1)   (179.6)    86.4
=============================================================================================

   The cash inflow of US$230.8 million on disposals in the year ended December 31, 2000 includes US$55.0 million of intercompany balances repaid. Under US GAAP, this amount would be separately presented within investing activities.

   Intangible assets

   The following reconciles the UK GAAP reported figures to US GAAP as at December 31:


                                                            2001          2000
                                                            US$m          US$m
   ----------------------------------------------------------------------------
   Ending UK GAAP balance                                   18.8          21.5
   Brought forward US GAAP difference                       25.4         220.7
   Amortisation                                               --         (30.3)
   Contingent consideration adjustment                        --          11.7
   Transfer to investments                                    --         (25.6)
   Disposal of 50% interest in Cluff                          --         (25.6)
   Impairment write-off                                    (25.3)       (125.5)
   ----------------------------------------------------------------------------
   Ending US GAAP balance                                   18.9          46.9
   ============================================================================



   Fixed assets
   The following reconciles the UK GAAP reported figures to US GAAP as at December 31:


                                                            2001          2000
                                                            US$m          US$m
   ----------------------------------------------------------------------------
   Ending UK GAAP balance                                  612.9         645.8
   Brought forward US GAAP difference                     (164.5)        (13.2)
   Impairment write-off                                    (62.0)       (121.3)
   Asset write-back                                           --         (20.0)
   Depreciation adjustment                                  14.6         (10.0)
   ----------------------------------------------------------------------------
   Ending US GAAP balance                                  401.0         481.3
   ----------------------------------------------------------------------------

Notes to the Financial Statements

   Segmental analysis

   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which requires that an enterprise report financial and descriptive information about its reportable operating segments. The Company is primarily engaged in the exploration, development and mining of gold on the African continent. The Company's operations are managed and internally reported on a mine-by-mine basis on which basis the Company has identified its reportable segments. The Company's country of domicile is Ghana. The location of individual mines along with the relevant financial disclosures required by SFAS 131, are identified in the following tables for the years ending December 31, 2001, 2000 and 1999 (under UK GAAP):

   12 Months to December 31, 2001


                                                                                   Freda-
                                                        Idua-                     Rebecca
                                      Obuasi  Ayanfuri  priem  Bibiani   Siguiri     Zim-
                                       Ghana   Ghana    Ghana    Ghana    Guinea    babwe Treasury
                                        US$m    US$m     US$m     US$m      US$m     US$m     US$m
---------------------------------------------------------------------------------------------------
Revenue (external)                     143.5     3.1     55.8     68.7      76.6     34.0     96.0
Operating costs                       (101.4)   (2.8)   (44.0)   (43.1)    (62.2)   (22.8)      --
Other operating costs                     --    (1.0)    (0.8)    (2.2)       --       --       --
Depreciation and amortisation          (37.5)   (0.5)    (4.9)   (13.8)    (18.6)    (3.9)      --
Royalties                               (4.3)   (0.1)    (1.7)    (2.1)     (2.6)      --       --
Operating profit/(loss)                  0.3    (1.3)     4.4      7.5      (6.8)     7.3     96.0
Interest payable                        (1.3)     --     (2.2)      --        --     (0.9)      --
Interest receivable/other income          --      --      0.2      0.3        --       --      0.6
Property, plant & equipment (net)      442.6      --     22.8     32.6      86.3     17.2       --
Total assets                           483.9      --     42.2     52.1     107.3     28.2     14.2
Capital expenditure                     30.1     0.5      3.7      1.0       7.0      6.8       --


                                                                            Total
                                                                              per
                                               Corporate       Geita    financial
                                       Explor-   Admini-    Tanzania       state-
                                         ation  stration         50%        ments
                                          US$m      US$m        US$m         US$m
----------------------------------------------------------------------------------
Revenue (external)                          --        --        76.7        554.4
Operating costs                             --        --       (38.9)      (315.2)
Other operating costs                     (6.5)    (21.2)       (2.8)       (34.5)
Depreciation and amortisation             (1.9)     (1.2)      (12.6)       (94.9)
Royalties                                   --        --        (2.2)       (13.0)
Operating profit/(loss)                   (8.4)    (22.4)       20.2         96.8
Interest payable                            --     (22.6)         --         (27.0)
Interest receivable/other income            --       4.3          --           5.4
Property, plant & equipment (net)           --      11.4          --         612.9
Total assets                               0.3     162.6          --         890.8
Capital expenditure                        0.1       0.4          --          49.6






   12 Months to December 31, 2000


                                                                                                         Freda-
                                                                 Idua-                          Geita   Rebecca
                                       Obuasi       Ayanfuri     priem   Bibiani    Siguiri  Tanzania      Zim-
                                        Ghana          Ghana     Ghana     Ghana     Guinea      100%     babwe  Treasury
                                         US$m           US$m      US$m      US$m       US$m      US$m      US$m      US$m
---------------------------------------------------------------------------------------------------------------------------
Revenue (external)                      179.5           10.1      53.9      76.6       85.2      48.6      31.3      97.0
Operating costs                        (133.5)          (8.9)    (43.2)    (36.8)     (54.8)    (25.7)    (22.2)       --
Depreciation and amortisation           (45.6)          (4.8)     (3.2)    (15.6)     (19.8)    (11.6)    (11.7)       --
Royalties                                (5.4)          (0.3)     (1.4)     (2.3)      (2.9)     (1.4)       --        --
Operating (loss)/profit                  (5.0)          (3.9)      6.1      21.9        7.7       9.9      (2.6)     97.0
Interest payable                         (1.5)            --      (4.3)       --       (0.3)     (5.9)     (1.5)       --
Interest receivable/other income           --            0.1       0.6       0.2        0.1       0.2       0.3        --
Exceptional operating costs            (157.0)            --        --        --         --        --     (35.0)    (14.7)
Property, plant & equipment (net)       452.1            0.1      21.9      43.0       98.1        --      14.0        --
Total assets                            500.9            0.5      38.8      64.2      120.8        --      21.6      20.3
Capital expenditure                      32.6            1.4       2.6       2.8       11.6      85.7       4.8        --





                                                                                               Amounts
                                                                                                   per
                                                Corporate                            Recon-  financial
                                       Explor-    Admini-                            ciling      tate-
                                         ation   stration      Other       Total      items      ments
                                          US$m       US$m       US$m        US$m       US$m       US$m
-------------------------------------------------------------------------------------------------------
Revenue (external)                          --         --         --       582.2         --      582.2
Operating costs                          (14.2)     (25.3)        --       364.6)        --     (364.6)
Depreciation and amortisation             (0.4)      (2.1)        --       114.8)        --     (114.8)
Royalties                                   --         --         --       (13.7)        --      (13.7)
Operating (loss)/profit                  (14.6)     (27.4)        --        89.1     (215.2)
Interest payable                            --       (3.7)     (38.8)      (56.0)       4.7      (51.3)
Interest receivable/other income            --         --        3.2         4.7       (4.7)        --
Exceptional operating costs                 --         --       (8.5)      215.2)     215.2         --
Property, plant & equipment (net)          3.2        4.5        8.9       645.8         --      645.8
Total assets                               4.1      114.6       50.4       936.2         --      936.2
Capital expenditure                        0.6        1.1        2.4       145.6         --      145.6


   12 Months to December 31, 1999


                                                                                                   Freda-
                                                         Idua-                           Geita    Rebecca
                                    Obuasi  Ayanfuri     priem   Bibiani    Siguiri   Tanzania       Zim-
                                     Ghana     Ghana     Ghana     Ghana     Guinea       100%      babwe  Treasury
                                      US$m      US$m      US$m      US$m       US$m       US$m       US$m      US$m
-------------------------------------------------------------------------------------------------------------------
Revenue (external)                   208.3      12.3      45.6      73.2       67.3         --       31.4     143.0
Operating costs                     (164.6)     (9.0)    (40.6)    (42.4)     (44.3)        --      (18.9)       --
Depreciation and amortisation        (66.9)     (4.7)     (0.5)    (16.1)     (14.4)                 (9.4)       --
Royalties                             (6.2)     (0.4)     (1.4)     (2.2)      (2.0)        --         --        --
Operating (loss)/profit              (29.4)     (1.8)      3.1      12.5        6.6         --        3.1     143.0
Interest payable                      (1.8)       --      (2.4)       --       (0.3)        --       (3.4)       --
Interest receivable                     --        --       0.6       0.5        0.1         --        5.6       0.2
Exceptional operating costs          (69.4)       --      (0.7)       --         --         --         --        --
Property, plant and equipment
  (net)                              618.1       3.5       1.6      53.1      104.0      137.6       55.7        --
Total assets                         678.2       6.3      16.5      77.9      122.6      139.4       61.6       2.8
Capital expenditure                   59.5       1.1       2.1       6.9       21.2       82.8       10.2        --


                                                                                             Amounts
                                                                                                 per
                                            Corporate                              Recon-  financial
                                   Explor-    Admini-                              ciling      tate-
                                     ation   stration      Other       Total        items      ments
                                      US$m       US$m       US$m        US$m         US$m       US$m
-----------------------------------------------------------------------------------------------------
Revenue (external)                      --        --        1.0        582.1           --      582.1
Operating costs                      (12.4)    (25.8)      (0.7)      (358.7)          --     (358.7)
Depreciation and amortisation         (0.8)     (1.9)      (0.2)      (114.9)          --     (114.9)
Royalties                               --        --         --        (12.2)          --      (12.2)
Operating (loss)/profit              (13.2)    (27.7)       0.1         96.3        (79.1)      17.2
Interest payable                        --      (2.9)     (30.6)       (41.4)        11.5      (29.9)
Interest receivable                     --       1.3        3.2         11.5        (11.5)        --
Exceptional operating costs             --      (9.0)        --        (79.1)        79.1         --
Property, plant and equipment
  (net)                                3.7       6.4       24.3      1,008.0           --    1,008.0
Total assets                           7.4      10.8      213.9      1,337.4           --    1,337.4
Capital expenditure                    3.8       1.4         --        189.0           --      189.0








   Sales to individual customers, amounting to 10% or more of the Company's consolidated revenues, are as follows for the years ended December 31:


                                            2001            2000            1999
                                            US$m            US$m            US$m
--------------------------------------------------------------------------------
Customer                      1            149.1           169.5           177.3
                              2             99.6           140.5           149.7
                              3             89.5           133.6           143.0
                              4             74.7              --            67.3


   Because of the active worldwide market for gold, the Company believes that the loss of any of these customers will not have a material impact on the Company.

Notes to the Financial Statements

   Deferred stripping costs

   Under UK GAAP, of the total deferred stripping costs, liabilities amounting to US$4.0 million and US$9.6 million were recorded in current liabilities within Other accruals as at December 31, 2000 and 1999, respectively (see
   Note 18). Under US GAAP, US$5.6 million of the balance as at December 31, 1999 is classified as long-term. There were no deferred stripping cost liabilities as at December 31, 2001.

   The full amount of deferred stripping costs may not be expensed until the end of the life of the mine. Those amounts capitalized as at December 31, 2000 were fully amortized in one year (1999: two years). The average life of mines in respect of which amounts relating to deferred stripping costs are capitalized, as at December 31, 2000, was one year (1999: two years).

   The strip ratio for each mine, calculated as the ratio of waste mined to ore production, is as follows, for the years ended December 31:


                  Obuasi(*) Ayanfuri Iduapriem   Bibiani   Siguiri     Geita
   --------------------------------------------------------------------------
   2001               N/A        3.2       2.9       5.5       0.6       6.0
   2000              10.0        3.4       3.1       6.4       0.5       9.6
   1999               7.1        1.2       2.6       4.1       0.5       N/A
   --------------------------------------------------------------------------

   (*) Obuasi had both underground and open pit mining operations. Data relates to the open pit mining operations of Obuasi.

   New accounting standards

   In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company adopted SFAS 141 for all acquisitions subsequent to the adoption date.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets ("SFAS 142"). SFAS 142, which became effective from January 1, 2002, requires that goodwill and other intangible assets that have an indefinite useful life will no longer be amortized but rather will be tested at least annually for impairment. SFAS 142 also requires the Company to perform a transitional assessment of whether there is an indication that goodwill was impaired at the date of initial application, January 1, 2002. Any goodwill impairment loss is required to be recognized as the cumulative effect of a change in accounting principle no later than the end of the year of initial application. The Company is also required to review its other intangible assets for impairment and to reassess the useful lives of such assets and make necessary adjustments. At January 1, 2002, the Company had goodwill, net of accumulated amortization, of approximately US$18.9 million under US GAAP, which would be subject to the transitional assessment provisions of SFAS 142.

   In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The Company is currently reviewing this statement to determine its impact on future financial statements.

   In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. The Company is currently reviewing these statements to determine their impact on future financial statements.

   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not believe the adoption of SFAS 145 will have a material impact on its financial position, results of operations or cash flows.

   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an

Notes to the Financial Statements

   entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

   In November and December 2000 the UK Accounting Standards Board issued three new standards - FRS 17, Retirement Benefits, FRS 18, Accounting Policies and FRS 19, Deferred Tax. FRS 17 and FRS 18 will have no significant impact on the Company's financial statements. Under FRS 19, which is effective for accounting periods ending on or after January 23, 2002, a basis of `full' rather than `partial' provision should be adopted for all deferred tax liabilities and assets, with assets being recognized where it is considered more likely than not that they will be recovered. This will bring UK GAAP broadly into line with current US GAAP. Had FRS 19 been applied as at December 31, 2001, a net deferred tax asset of US$6.9 million would have been recognized in the UK GAAP balance sheet. This amount will be recognized as a prior period adjustment upon adoption of FRS 19 for the year ended December 31, 2002.

32 Subsequent Events

   On January 25, 2002, the Company announced that it had agreed terms in principle with an ad hoc committee of the holders of 5 1/2% Exchangeable Guaranteed Notes due March 15, 2003 ("Existing Notes"), representing approximately 62% of the outstanding principal of US$218.6 million, to a proposed restructuring of the Existing Notes (the "Proposed Restructuring").

   On March 18, 2002 the Company announced that it had reached agreement with all of its active hedge counterparties to continue margin free trading arrangements beyond December 2002, subject to certain conditions being satisfied.

   On May 14, 2002 the Company entered into a new US$100 million 5 year revolving credit facility.

   On 19 June 2002, one of the hedge counterparties exercised 1,577,217 warrants which raised US$4.7 million.

   On June 28, 2002 the Company announced that it had completed a refinancing of the Existing Notes (the refinancing being referred to as the "Cash Redemption Alternative") and had withdrawn the Proposed Restructuring and terminated the US$100 million revolving credit facility. As part of the Cash Redemption Alternative, the Company entered into:

   o an enlarged US$200 million, 5 year revolving credit facility;

   o an agreement with certain warrant-holders to the early exercise of 12,367,905 warrants at a subscription price of US$3.00 per Ordinary Share, raising US$37.1 million; and

   o subscription agreements in respect of US$75 million mandatorily exchangeable notes which were issued at par and for cash.

   The proceeds of the Cash Redemption Alternative have been used, amongst other things, to repay the existing revolving credit facility and the Existing Notes at par (US$218.6 million) plus accrued interest. On June 28, 2002, the ongoing margin free arrangements became effective.

Notes to the Financial Statements

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Ashanti Goldfields Company Limited
                                          (Registrant)


S. Jonah                                                S Venkatakrishnan

                   Name: S. Jonah                                   Name: S Venkatakrishnan
Title: Chief Executive and Group Managing Director      Title: Director and Chief Financial Officer



Date: September 24, 2002

                       Ashanti Goldfields Company Limited
      Certification Pursuant to Section 302 the Sarbanes-Oxley Act of 2002

I, S E Jonah, certify that:

1. I have reviewed this annual report on Form 20-F of Ashanti Goldfields Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 14, 2002


                                          /s/ S E Jonah
                                          -----------------------------------
                                          S E Jonah
                                          Executive Director, Chief Executive
                                          Officer

                       Ashanti Goldfields Company Limited
      Certification Pursuant to Section 302 the Sarbanes-Oxley Act of 2002

I, S Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F of Ashanti Goldfields Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 14, 2002


                                          /s/ S Venkatakrishnan
                                          -----------------------------------
                                          S Venkatakrishnan
                                          Executive Director, Chief Financial
                                          Officer



                            STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as.......................'r'
The British pound sterling sign shall be expressed as.......................'L'
The degree symbol shall be expressed as.....................................[d]
Characters normally expressed as superscript shall be preceded by..........'pp'
The section symbol shall be expressed as...................................'SS'