Form 20-F/A
period 2001-12-31
ASHANTI GOLDFIELDS CO LTD
filed 2002-12-24
CIK 1008136

================================================================================

                                 FORM 20-F/A-2

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

                                              As at December 31, 2001
------------------------------------------------------------------------------------------------
                       Estimated                            Total            %      Gold in |
                         Average                        Contained     of Total        stock |
                   Metallurgical         Ore                 Gold    Contained        piles |
                        Recovery      Tonnes   Grade       Ounces         Gold       Ounces |
Location                per cent.  (millions)    g/t    (millions)      Ounces    (millions)|
------------------------------------------------------------------------------------------------
Ghana   Obuasi                                                                              |
        Underground          84         42.3     8.0        10.9            42              |
        Surface              90          1.3     5.2         0.2             1              |
        Tailings             29         20.4     2.1         1.3             5              |
------------------------------------------------------------------------------------------------
        Sub-total                                                                           |
        Obuasi                          64.0     6.0        12.4            47 |         --
------------------------------------------------------------------------------------------------
Ghana Iduapriem (80%) /                                                                     |
  Teberebie (90%) - Surface  94         38.6     1.7         2.1             8           -- |
Ghana Bibiani - Surface      86         12.3     2.2         0.9             3           -- |
Guinea Siguiri (85%) -                                                                      |
  Surface                    80         56.7     1.2         2.1             8           -- |
Zimbabwe Freda-Rebecca -                                                                    |
  Underground                90          5.4     2.5         0.4             2           -- |
Tanzania Geita (50%) -                                                                      |
  Surface                    90         62.7     3.8         7.7            29          0.1 |
Burkina Faso Youga (45%) -                                                                  |
  Surface                    85          5.0     3.2         0.5             2           -- |
------------------------------------------------------------------------------------------------
Total                                  244.6     3.3        26.1           100          0.2 |
================================================================================================

                                                 As at December 31, 2000
--------------------------------------------------------------------------------------------
                                                       Total             %      Gold in
                                                   Contained      of Total        stock
                                    Ore                 Gold     Contained        piles
                                 Tonnes     Grade     Ounces          Gold       Ounces
Location                      (millions)      g/t  (millions)       Ounces    (millions)
--------------------------------------------------------------------------------------------
Ghana   Obuasi
        Underground              41.8        7.9        10.7           42
        Surface                    --         --          --           --
        Tailings                  5.3        2.6         0.4            2
--------------------------------------------------------------------------------------------
        Sub-total
        Obuasi                   47.1        7.3        11.1           44            --
--------------------------------------------------------------------------------------------
Ghana Iduapriem (80%) /
  Teberebie (90%) - Surface      40.0        1.7         2.2           --            --
Ghana Bibiani - Surface          13.9        2.3         1.0            4           0.1
Guinea Siguiri (85%) -
  Surface                        60.4        1.2         2.3            9           0.1
Zimbabwe Freda-Rebecca -
  Underground                     5.8        2.4         0.4            2            --
Tanzania Geita (50%) -
  Surface                        63.6        3.8         7.8           31            --
Burkina Faso Youga (45%) -
  Surface                         5.0        3.2         0.5            2            --
--------------------------------------------------------------------------------------------
Total                           235.8        3.3        25.3          100           0.2
============================================================================================


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

11. Gold in stock piles is processed during the life of a mining operation and will be processed completely by the time that operations cease.

12. Amounts shown under "Gold in stock piles" are included in amounts shown under "Total contained gold."

13.  Data may not compute exactly due to rounding.

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

         The table below shows the movement in fair value of the hedge book and its component parts:

                                         As at December 31,
                                         ------------------
                                        2000           1999         Movement
                                        ----           ----         --------
                                   (in US$ millions except valuation spot price)
--------------------------------------------------------------------------------
Forward Sales                           93.3           48.8           44.5
--------------------------------------------------------------------------------
Puts:   Bought                          24.5           16.7            7.8
        Sold                            (1.6)          (1.3)          (0.3)
--------------------------------------------------------------------------------
Calls:  Sold                           (55.0)        (129.5)          74.5
        Bought                           6.5           47.4          (40.9)
--------------------------------------------------------------------------------
Convertible Structures                  22.4           (9.5)          31.9
--------------------------------------------------------------------------------
Lease Rate Swaps                       (61.0)        (203.8)         142.8
--------------------------------------------------------------------------------
Total                                   29.1         (231.2)         260.3
--------------------------------------------------------------------------------
Valuation Spot Price (US$)               273            290            (17)
--------------------------------------------------------------------------------

         The fair value of each component is based on the prevailing gold spot price, US interest rates, gold forward rates and volatilities. The net increase in fair value of the hedge book in the period was primarily attributable to the reduction in US interest rates, spot price and time decay of the book.

         The Company accounts for derivative contracts using hedge accounting, and therefore these instruments are not marked-to-market on the balance sheet. The accounting treatment of these instruments under US GAAP differs from that under UK GAAP. Details of this difference are set out in Note 31e to our consolidated financial statements included elsewhere in this filing.

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

Hedging table as at December 31, 2000


                                          2001         2002         2003         2004         2005    Thereafter      Total
----------------------------------------------------------------------------------------------------------------------------
Forward Sales
                        (ounces)       471,758      477,500      658,746      469,996      464,996    1,343,000    3,885,996
----------------------------------------------------------------------------------------------------------------------------
                        (US$/ounce)     351.58       350.26       349.49       361.29       353.12       347.64       351.06
----------------------------------------------------------------------------------------------------------------------------
Puts
 - Bought               (ounces)       150,003      270,000       50,000           --           --           --      470,003
                        (US$/ounce)     321.33       349.54       354.00           --           --           --       341.01
----------------------------------------------------------------------------------------------------------------------------
Puts
 - Sold                 (ounces)        50,000       50,000       50,000       50,000           --           --      200,000
                        (US$/ounce)     270.00       270.00       270.00       270.00           --           --       270.00
----------------------------------------------------------------------------------------------------------------------------
Net bought puts
                        (ounces)       100,003      220,000           --      (50,000)          --           --      270,003
----------------------------------------------------------------------------------------------------------------------------
Calls
 - Sold                 (ounces)       845,704      820,700      713,092      635,092      305,900    1,213,520    4,534,008
                        (US$/ounce)     320.23       332.97       359.76       366.60       357.32       361.73       348.86
----------------------------------------------------------------------------------------------------------------------------
Calls
 - Bought               (ounces)            --       60,000      240,000      280,000       60,000      346,000      986,000
                        (US$/ounce)         --       380.00       429.13       444.43       380.00       418.44       423.74
----------------------------------------------------------------------------------------------------------------------------
Net sold calls          (ounces)       845,704      760,700      473,092      355,092      245,900      867,520    3,548,008
----------------------------------------------------------------------------------------------------------------------------
Convertible Structures:
Put Protection          (ounces)            --           --           --       79,200       79,200    1,146,000    1,304,400
                        (US$/ounce)         --           --           --       377.50       377.50       392.72       390.88
----------------------------------------------------------------------------------------------------------------------------
Forward
Commitment              (ounces)            --           --           --           --           --    1,039,000    1,039,000
                        (US$/ounce)         --           --           --           --           --       400.76       400.76
----------------------------------------------------------------------------------------------------------------------------
Call
Commitment              (ounces)            --           --           --       79,200       79,200      648,000      806,400
                        (US$/ounce)         --           --           --       380.00       380.00       388.08       386.49
----------------------------------------------------------------------------------------------------------------------------
Summary:
Protected               (ounces)       571,761      697,500      658,746      499,196      544,196    2,489,000    5,460,399
----------------------------------------------------------------------------------------------------------------------------
Committed               (ounces)     1,317,462    1,238,200    1,131,838      904,288      790,096    3,897,520    9,279,404
----------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap         (ounces)     2,932,750    5,341,625    5,044,125    4,466,400    3,765,200    3,089,400    5,341,625
----------------------------------------------------------------------------------------------------------------------------
Total Fair Value
----------------------------------------------------------------------------------------------------------------------------
Expected gold production (excluding Geita Production for the period of the
project finance i.e. 2001-2007)                                                                                   12,350,000
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

         The proceeds of this Cash Redemption Alternative were used to repay US$219 million of the Existing Notes, repay US$48 million of the Existing RCF and meet refinancing costs with the balance being used to fund ongoing operations.

         The $75 million of MENs convert into equity on completion of a rights issue by Ashanti; Ashanti has committed to use its best efforts to complete a rights issue by December 31, 2003. As as September 30, 2002, the new enlarged US$200 million facility has been drawn down as to US$157 million. For further details of the Cash Redemption Alternative, see Item 10 "Additional Information-C. Material Contracts" and "-H. Recent Financing Arrangements."

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

H. Recent Financing Arrangements

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

7        Hedging and banking arrangements

         The existing margin free trading letter, or Existing MFTL, the Interim Margin Free Agreements and the New MFTL are described more fully above in "C. Material Contracts."

The above restructuring, which has been implemented, has improved Ashanti's balance sheet (by decreasing debt and increasing equity), extended the maturity profile of Group debt and has increased Ashanti's financial flexibility.

I. Documents on Display

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