Form 20-F/A
period 2001-12-31
ASHANTI GOLDFIELDS CO LTD
filed 2003-01-27
CIK 1008136

================================================================================

                                 FORM 20-F/A-3

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

                            Item 17 [ ]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS


                                                                               Page
        Introduction    . . . . . . . . . . . . . . . . . . . . . . . . . . .   ii
                Forward-Looking Statements. . . . . . . . . . . . . . . . . .   ii
                Unenforceability of Judgments . . . . . . . . . . . . . . . .  iii

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors. . . . . . . .    1
Item 2.  Offer Statistics and Expected Timetable. . . . . . . . . . . . . . .    1
Item 3.  Key Information. . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Item 4.  Information on the Company . . . . . . . . . . . . . . . . . . . . .    9
         A. History and Development of the Company  . . . . . . . . . . . . .    9
         B. Business Overview . . . . . . . . . . . . . . . . . . . . . . . .   11
                 General. . . . . . . . . . . . . . . . . . . . . . . . . . .   11
                 Gold Producing Operations. . . . . . . . . . . . . . . . . .   12
                 Reserves . . . . . . . . . . . . . . . . . . . . . . . . . .   17
                 Mining Operations. . . . . . . . . . . . . . . . . . . . . .   18
                      Obuasi - Ghana. . . . . . . . . . . . . . . . . . . . .   18
                      Bibiani - Ghana . . . . . . . . . . . . . . . . . . . .   23
                      Iduapriem and Teberebie - Ghana . . . . . . . . . . . .   25
                      Ayanfuri - Ghana. . . . . . . . . . . . . . . . . . . .   27
                      Siguiri - Guinea. . . . . . . . . . . . . . . . . . . .   27
                      Geita - Tanzania. . . . . . . . . . . . . . . . . . . .   30
                      Freda-Rebecca - Zimbabwe. . . . . . . . . . . . . . . .   33
                 Exploration. . . . . . . . . . . . . . . . . . . . . . . . .   35
                 Mine Development . . . . . . . . . . . . . . . . . . . . . .   37
                 The Gold Market. . . . . . . . . . . . . . . . . . . . . . .   38
                 Ghana. . . . . . . . . . . . . . . . . . . . . . . . . . . .   38
                 Regulations and Leases . . . . . . . . . . . . . . . . . . .   41
                 Environmental Matters. . . . . . . . . . . . . . . . . . . .   47
                 Glossary of Terms. . . . . . . . . . . . . . . . . . . . . .   49
         C. Organizational Structure. . . . . . . . . . . . . . . . . . . . .   53
         D. Property, Plant and Equipment. . . . . .. . . . . . . . . . . . .   53
Item 5.  Operating and Financial Review and Prospects . . . . . . . . . . . .   53
Item 6.  Directors, Senior Management and Employees . . . . . . . . . . . . .   71
Item 7.  Major Shareholders and Related Party Transactions. . . . . . . . . .   83
Item 8.  Financial Information. . . . . . . . . . . . . . . . . . . . . . . .   85
Item 9.  The Offer and Listing. . . . . . . . . . . . . . . . . . . . . . . .   86
Item 10. Additional Information . . . . . . . . . . . . . . . . . . . . . . .   88
Item 11. Quantitative and Qualitative Disclosures About Market Risk . . . . .  107
Item 12. Description of Securities Other than Equity Securities . . . . . . .  116

                                   PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies. . . . . . . . . . .  117
Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 15. Reserved . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 16. Reserved . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117

                                   PART III

Item 17. Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 18. Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  117
Item 19. Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  117


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
--------------------------------------------------------------------------------------------------------

Realization of current assets

Under UK GAAP, ore in stockpiles of US$16.2 million and US$17.3 million as at December 31, 2001 and 2000 respectivelty, are recorded in current assets, within Stocks, while under US GAAP, ore in stockpiles is included in non-current assets. Under US GAAP the classification of ore in stockpiles in non-current assets is appropriate given that, while it is management's intention to process the stockpiled ore prior to the end of the mine life, there is not reasonable certainty that such ore will be processed within the next 12 months.

There is estimation involved in the assessment of ore in stockpiles, particularly as to the period in which ore in stockpiles will be processed. There is also a possibility that changes in the economic or operating environment as well as future changes in the mine plan could result in ore in stockpiles never being processed. However, it is Ashanti's intention to process all of its stockpiled ore that is included in Stocks before the end of the life of the mine to which the ore relates.

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

         Individual service agreements exist between the Company and Mr. T S Schultz, Mr. S Venkatakrishnan, Mrs. M Botsio-Phillips and Mrs. E D Ofori Atta at respective annual salaries of 'L'230,000 up to December 31, 2002, of 'L'220,000, US$125,000 (payable in Cedis) and US$110,000 (payable in Cedis), all subject to annual review. The service contracts of Mr. S Venkatakrishnan and Mrs. M Botsio-Phillips will expire on December 31, 2004. Following the approval of the shareholders at the Annual General Meeting on May 28, 2002, Mr. T S Schultz will serve an additional year as Chief Operating Officer until December 31, 2003 on a salary of US$360,000 for that year. Mrs Ofori Atta's contract runs until December 31, 2003, when she will take normal retirement. These agreements may be extended by the Company from January 1 each year for a further period of one year to expire three years thereafter or be terminated, subject to two years' notice. The executive directors are also entitled to receive a bonus of such amoun as the Board may determine, an annual gratuity in lieu of a pension in the amount of 20% of their basic annual salary, private medical expenses, insurance, emergency evacuation insurance, a company car and accommodation for them and their families. Mr. T S Schultz and Mr. S Venkatakrishnan are also entitled to receive the costs of education of their children until they reach the age of 21 years.

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

   Ore in stockpiles

   Under UK GAAP, ore in stockpiles of US$16.2 million and US$17.3 million as at December 31, 2001 and 2000 respectively, are recorded in current assets, within Stocks, while under US GAAP, ore in stockpiles is included in non-current assets. Under US GAAP the classification of ore in stockpiles in non-current assets is appropriate given that, while it is management's current intention to process the stockpiled ore prior to the end of the mine life, there is not reasonable certainty that such ore will be processed within the next 12 months.

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

                               Ashanti Goldfields Company Limited
                                          (Registrant)


S. Jonah                                                S Venkatakrishnan

                   Name: S. Jonah                                   Name: S Venkatakrishnan
Title: Chief Executive and Group Managing Director      Title: Director and Chief Financial Officer



Date: September 24, 2002

                       Ashanti Goldfields Company Limited
   Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, S.E. Jonah, certify that:

1. I have reviewed this annual report on Form 20-F/A-3 of Ashanti Goldfields Company Limited;

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

Date: January 27, 2003


                                    /s/ S.E. Jonah
                                    --------------
                                    S.E. Jonah
                                    Chief Executive and Group Managing Director

                       Ashanti Goldfields Company Limited
     Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, S Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F/A-3 of Ashanti Goldfields Company Limited;

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

Date: January 27, 2003


                                           /s/ S Venkatakrishnan
                                           ---------------------
                                           S Venkatakrishnan
                                           Director and Chief Financial Officer





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