Form 20-F
period 2002-12-31
ASHANTI GOLDFIELDS CO LTD
filed 2003-06-17
CIK 1008136

================================================================================

                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the fiscal year ended:
                               December 31, 2002

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
           Title of each class                      on which registered
           -------------------                     ---------------------
       Global Depositary Receipts                 New York Stock Exchange
     Ordinary Shares, no par value                New York Stock Exchange
                                                (for listing purposes only)

                                   ----------

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

                 127,453,320 Ordinary Shares of no par value and
                       1 Preference Share of no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No[_]

     Indicate by check mark which financial statement item the Registrant has elected to follow:
                             Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----

Introduction ..............................................................................      4
           Forward Looking Information ....................................................      4
           Enforceability of Civil Liabilities ............................................      5

Part I
Item 1:    Identity of Directors, Senior Management and Advisers ..........................      6
Item 2:    Offer Statistics and Expected Timetable ........................................      6
Item 3:    Key Information ................................................................      6
           A. Selected Financial Data .....................................................      6
           B. Capitalization and Indebtedness .............................................      8
           C. Reasons for the Offer and Use of Proceeds ...................................      8
           D. Risk Factors ................................................................      9
Item 4:    Information on the Company .....................................................     17
           A. History and Development of the Company ......................................     17
           B. Business Overview ...........................................................     18
           C. Organizational Structure ....................................................     61
           D. Property, Plants and Equipment ..............................................     63
Item 5:    Operating and Financial Review and Prospects ...................................     64
           A. Operating Results ...........................................................     64
           B. Liquidity and Capital Resources .............................................     75
           C. Research and Development, Patents and Licenses, etc .........................     77
           D. Trend Information ...........................................................     77
Item 6:    Directors, Senior Management and Employees .....................................     78
           A. Directors and Senior Management .............................................     78
           B. Compensation ................................................................     83
           C. Board Practices .............................................................     87
           D. Employees ...................................................................     87
           E. Share Ownership .............................................................     87
Item 7:    Major Shareholders and Related Party Transactions ..............................     88
           A. Major Shareholders ..........................................................     88
           B. Related Party Transactions ..................................................     89
           C. Interests of Experts and Counsel ............................................     90
Item 8:    Financial Information ..........................................................     91
           A. Consolidated Statements and Other Financial Information .....................     91
           B. Significant Changes .........................................................     92
Item 9:    The Offer and Listing ..........................................................     93
           A. Offer and Listing Details ...................................................     93
           B. Plan of Distribution ........................................................     96
           C. Markets .....................................................................     96
           D. Selling Shareholders ........................................................     96
           E. Dilution ....................................................................     96
           F. Expenses of the Issue .......................................................     96

Item 10:   Additional Information .........................................................     97
           A. Share Capital ...............................................................     97
           B. Memorandum and Articles of Association ......................................     97
           C. Material Contracts ..........................................................    106
           D. Exchange Controls ...........................................................    114
           E. Taxation ....................................................................    114
           F. Dividends and Paying Agents .................................................    116
           G. Statement by Experts ........................................................    116
           H. Documents on Display ........................................................    116
           I. Subsidiary Information ......................................................    116
Item 11:   Quantitative and Qualitative Disclosures About Market Risk .....................    117
Item 12:   Description of Securities Other than Equity Securities .........................    127

Part II
Item 13:   Defaults, Dividend Arrearages and Delinquencies ................................    128
Item 14:   Material Modifications to the Rights of Security Holders and Use of Proceeds ...    128
Item 15:   Controls and Procedures ........................................................    128
Item 16:   Reserved .......................................................................    128

Part III
Item 17:   Financial Statements ...........................................................    129
Item 18:   Financial Statements ...........................................................    129
Item 19:   Exhibits .......................................................................    129

INTRODUCTION

We are a company incorporated under the laws of Ghana and all of our mining operations are located in Africa. We earn our revenues in US dollars and the majority of our transactions are in US dollars or based on US dollars. Our books of account are maintained in US dollars and our annual and quarterly financial statements are prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom, or UK GAAP. UK GAAP differs in significant respects from accounting principles generally accepted in the United States of America, or US GAAP. This annual report includes our consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognized gains and losses and the reconciliation of movements in shareholders' funds for each of the three years in the period ended December31, 2002. Note 32 to our consolidated financial statements sets forth a reconciliation from UK to US GAAP of shareholders' equity as of December 31, 2002 and 2001 and the profit/loss attributable to shareholders for each of the three years in the period ended December 31, 2002.

Forward-looking Information

This annual report, including the sections entitled "Risk Factors," "Operating and Financial Review and Prospects," and "Business Overview," contains forward-looking information. In some cases you can identify forward-looking statements by phrases such as "in our view," "we cannot assure you," as well as by terminology such as "may," "will," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may turn out to be inaccurate.

We can give you no assurances that the results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook will not differ materially from the forward-looking statements contained in this annual report. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the forward-looking statements contained in this annual report. These risks include those relating to leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labor relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividends, litigation and rights issue risk. For example, future revenues from projects or mines will be based in part upon the market price of gold, which may vary significantly from current levels. Any variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to profitably produce and transport gold to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental or other regulations and political uncertainty. Likewise marked-to-market values of and cashflows from the hedgebook can be affected by, amongst other things, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events, except as required by law.

Actual events or results may differ materially from any forward-looking statement. In evaluating these statements you should specifically consider various factors including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Enforceability of Civil Liabilities

We are a public limited company incorporated under the laws of Ghana. Almost all of our directors and officers, and the experts named in this document, reside outside the United States, principally in Ghana and the United Kingdom. Almost all of our assets and the assets of such persons are located outside the United States. You may not be able, therefore, to effect service of process within the United States upon us or these persons or to enforce, in US courts, judgments against them, or us, obtained in those courts based upon the civil liability provisions of the federal securities laws of the United States. Norton Rose, our UK legal adviser, has advised us that there is substantial doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement, of judgments of US courts based on the civil liability provisions of the federal securities laws of the United States. Further, Tetteh & Co., our Ghanaian legal adviser, has advised us that there is substantial doubt as to the enforceability in Ghana, in original actions or in actions for enforcement, of judgments of US courts based on the civil liability provisions of the federal securities laws of the United States.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below should be read in conjunction with "Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes to those statements included elsewhere in this annual report.

The selected consolidated financial data presented below as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, have been derived from our audited consolidated financial statements and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 has been derived from our audited consolidated financial statements and the notes thereto that are not included in this annual report. We prepare our consolidated financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

                                                                  12 Months       12 Months       12 Months        12 Months
                                                   12 Months     to Dec. 31,     to Dec. 31,      to Dec. 31,     to Dec. 31,
                                                  to Dec. 31,       2001             2000             1999           1998
                                                      2002      (Restated)(5)   (Restated)(5)   (Restated)(5)   (Restated)(5)
-----------------------------------------------------------------------------------------------------------------------------
                                                                          (in US$ millions except
                                                                      dividend and per share numbers)
PROFIT AND LOSS ACCOUNT DATA(1)
Amounts in accordance with UK GAAP:
   Group revenue                                     467.5          477.7           582.2            582.1          600.3
   Total revenue                                     552.2          554.4           582.2            582.1          600.3
   Group operating profit/(loss)                      66.4           76.6          (126.1)            17.2           90.3
   Operating profit/(loss)                            74.3           96.8          (126.1)            17.2           90.3
   Profit/(loss) attributable to shareholders         56.2           59.9          (119.5)           (71.9)          76.0
   Earnings/(loss) per share(2)                       0.47           0.53           (1.06)           (0.65)          0.70
   Diluted earnings/(loss) per share                  0.44           0.52           (1.52)           (0.69)          0.70
   Dividends per share - (US$)(3)                       --             --              --               --           0.10
                      - (cedi)(3)                       --             --              --               --            233
Amounts in accordance with US GAAP:
   Revenue                                           492.4          474.5           582.2            582.1          600.3
   Operating (loss)/profit                          (135.1)          61.4          (407.9)          (254.4)         (74.2)
   Net (loss)/profit before cumulative
      effect of an accounting change                (182.8)          33.1          (349.1)          (335.4)          12.1
   Net (loss)/profit                                (182.8)          65.4          (349.1)          (335.4)          12.1
Earnings per share (US$):
   Basic:
   (Loss)/earnings per share before
      cumulative effect of an accounting change      (1.53)          0.30           (3.11)           (3.01)          0.11
   Cumulative effect of an accounting change            --           0.28              --               --             --
   (Loss)/earnings per share                         (1.53)          0.58           (3.11)           (3.01)          0.11

   Diluted:
   (Loss)/earnings per share cumulative effect
      of an accounting change                        (1.53)          0.29           (3.11)           (3.01)          0.11
   Cumulative effect of an accounting change            --           0.28              --               --             --
   (Loss)/earnings per share                         (1.53)          0.57           (3.11)           (3.01)          0.11
=============================================================================================================================

                                                          As of           As of           As of           As of
                                            As of       Dec. 31,         Dec. 31,        Dec. 31,        Dec. 31,
                                           Dec. 31,      2001              2000            1999           1998
                                            2002(4)   (Restated)(5)   (Restated)(5)   (Restated)(5)   (Restated)(5)
-------------------------------------------------------------------------------------------------------------------
                                                                    (in US$ millions except
                                                                   dividend and share numbers)
BALANCE SHEET DATA(1)
Amounts in accordance with UK GAAP:
   Total assets                              884.5        897.7           937.9          1,337.4         1,489.3
   Long-term borrowings                      254.2        300.6           358.5            423.2           414.3
   Net assets                                447.5        349.1           290.4            382.3           431.2
   Equity shareholders' funds                446.3        347.1           286.3            381.2           427.4
   Stated capital                            588.2        545.2           544.3            544.3           518.6
   Number of ordinary shares as adjusted
      to reflect changes in capital
      (million shares)                       119.1        112.1           112.4            111.4           108.7
Amounts in accordance with US GAAP:
   Total assets                              698.4        887.3           878.0          1,560.3         1,876.9
   Long-term borrowings                      254.2        300.6           358.5            445.2           431.3
   Net assets                                110.3        310.5           182.4            528.4           845.9
   Shareholders' equity                      109.1        308.5           178.3            527.3           842.1
===================================================================================================================

NOTES:

(1) Our consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Details of the principal differences between UK GAAP and US GAAP relevant to us are set out in note 32 to our audited consolidated financial statements, which are included elsewhere in this annual report.

(2) Based on profit after tax and minority interests and weighted average number of shares outstanding of 119.1 million, 112.1 million, 112.4 million, 111.4 million and 108.7 million for the 12 months to December 31, 2002, 2001, 2000, 1999 and 1998 respectively.

(3) No interim dividend was paid in respect of the years ended December 31, 2002, 2001, 2000, 1999 and 1998. No final dividend was paid for 2002 (2001:
     Nil, 2000: Nil, 1999: Nil, 1998: US$0.10). The local currency equivalents have been converted at the then-prevailing cedi exchange rates.

(4) Amounts shown in accordance with US GAAP as of and for the year ended December 31, 2002 reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on January 1, 2002. Consequently, the financial information presented for comparative periods has not been prepared on a consistent basis in this regard. The effects of adoption of SFAS 142 are discussed in note 32 to our consolidated financial statements.

(5) Amounts presented for comparative periods in accordance with UK GAAP have been restated for the adoption of Financial Reporting Standard ("FRS")19, Deferred Tax ("FRS19"). The restated deferred tax assets/(liabilities) were US$6.9 million, US$1.7 million, US$(19.1) million and US$(131.2) million as of December 31, 2001, 2000, 1999 and 1998 respectively. Amounts presented in accordance with US GAAP for comparative periods have been restated for the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") on January 1, 2002. On adoption, extraordinary items of US$0.8 million and US$4.8 million for the years ended December 31, 1999 and 1998, respectively, were reclassified to non-operating income.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Because we have significant amounts of debt, our ability to exploit new business opportunities and to avail ourselves of other funding options may be constrained.

We remain highly leveraged. In our recent restructuring US$218.6 million exchangeable notes and the balance of US$48 million of the previous credit facility were replaced by an enlarged US$200 million credit facility, of which US$149.0 million was drawn as of December 31, 2002, and US$75.0 million of mandatorily exchangeable notes, or MENs. The MENs will be treated as debt until their exchange into our ordinary shares. If our leverage remains high, the availability of other financing options will be limited, our business will be vulnerable to shortfalls in production and we may be unable to pursue other business opportunities including further development of our existing properties. In addition, because we have replaced the fixed interest rate existing notes with variable rate bank debt and because of the fees payable pursuant to the early exercise of some of our warrants, we are more exposed to an increase in general interest rates than before that replacement. Furthermore, we have given our lenders security interests over substantially all our assets. If they become entitled to enforce these interests, they may liquidate our assets without our consent.

Because our business is tied to the international market price of gold, and that price has been volatile in the recent past, our success may fluctuate based upon this price. Fluctuations of the gold price are not within our control.

Our profitability, viability, cash flow, ability to make capital expenditure and carry out expansion plans can be significantly affected by changes in the market price of gold as our revenues from mining are a product of gold production and price.

Historically, gold prices have fluctuated and are affected by numerous industry factors, such as sales and purchases of gold by central banks, demand for precious metals, forward selling by producers, and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macroeconomic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.

The price of gold is affected by supply and demand factors. However, these factors may not influence the price of gold as markedly as they do in other commodity markets owing to non-market related sales by central banks. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, central banks, financial institutions, industrial organizations and individuals. The demand for gold stems from jewelry demand, investment and industrial uses.

The price of gold has on occasion been subject to rapid short-term changes because of a number of factors including actions taken by central banks and financial institutions, economic conditions, announcements made by and in respect of gold producers, movements in US interest and gold lease rates, fluctuations in the US dollar, movements in stock market indices, speculative activities and market concerns about peace and stability. If gold prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue the commercial production of gold.

The following table sets forth the annual high, low and average of the afternoon gold price fixed by the London Gold Market for the previous six years.

                                     High   Low   Average
Year                                  US$   US$     US$
---------------------------------------------------------
1997                                  368   281     330
1998                                  313   273     294
1999                                  326   253     279
2000                                  313   264     279
2001                                  293   256     271
2002                                  349   278     310

As at May 30, 2003, the afternoon gold price fixed by the London Gold Market was US$361.

We conduct hedging operations to reduce the risk associated with gold price volatility, but there is a risk that our hedging strategy will not be successful.

Our hedging operations, which are intended to protect us against falling gold prices, may cause us to lose the benefit of an increase in the price of gold or obligate us to make payments to our hedge counterparties.

We engage in hedging transactions. We use various types of instruments in our hedging activities, which include forward sales, options, and lease rate swaps. We may not fully participate in increases in the spot price of gold on the portion of our production that is hedged.

The cash flows from and marked-to-market values of our hedge book can be affected by factors such as the market price of gold, gold price volatility, US interest rates and gold lease rates, which are not under our control. In some circumstances, we could have to make substantial payments to our hedge counterparties.

Cash payments in respect of hedging transactions (other than those of our Geita joint venture) will be made by our treasury company or us. Monies from the sale of gold will be received by the mines. Where the mine is held through a subsidiary company that has limitations on its ability to make distributions or loans to us then, in the event of a rise in the price of gold, we may not always be able to access the difference between the spot price of gold and the price at which payments in respect of related hedging contracts are triggered.

Our hedging agreements can be terminated in limited circumstances. This could require us to make substantial cash payments.

Our hedging transactions are now entitled to continuing margin-free trading arrangements. Any existing rights to call for margin have been canceled and we have agreed that, subject to limited exceptions, no new hedging agreements will benefit from rights to call for margin. If these provisions and others are breached by us, or if we are no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of our hedge counterparties, then our hedge counterparties will have a right to terminate their hedging agreements with us. We cannot assure you that our affairs can be managed to prevent an event in the future which gives rise to the right of the hedge counterparties to terminate the hedging agreements.

Our hedging agreements also contain, among other things, events of default and termination events which could lead to early close-outs of our hedges. These include failure to pay, breach of the agreement, misrepresentation, default under our loans or other hedging agreements, bankruptcy, merger without assumption of our obligations and merger where the creditworthiness of the resulting, surviving or transferee entity is materially weaker than us. Our hedging agreements do not make express provisions for who would determine whether the creditworthiness of the resulting, surviving or transferee entity in a merger was materially weaker than us or the factors that would be taken into consideration in such a determination. If we and the relevant hedge counterparty or counterparties were unable to agree in this respect, the issue would be decided by a court or arbitrator applying English law. Some of our hedging contracts also contain optional early termination provisions pursuant to which the relevant hedge counterparty can unilaterally elect to terminate the relevant hedging contracts on specified dates. The first of these early termination provisions which can apply can be exercised on June 30, 2008 and each subsequent anniversary of the execution of the hedging contracts to which the option applies.

In the event of an early termination of our hedging agreements, the cash flows from the affected hedge instruments would cease and we and the relevant hedge counterparty would settle all of our obligations at that time. In that event, there could be a lump sum payment to be made either to or by us. The magnitude and direction of such a payment would depend upon, among other things, the characteristics of the particular hedge instruments that were terminated and the market price of gold and gold price volatility, US interest rates and gold lease rates at the time of termination. If we were required to make a sufficiently large payment, it could materially adversely affect our financial condition.

If the negative marked-to-market value of the Geita hedgebook exceeds a specified level, we will not be able to receive any cash from the Geita joint venture.

Our Geita joint venture also engages in hedging transactions in respect of production from the Geita mine. This hedging is carried out on a margin-free basis. However, if at any time the aggregate marked-to-market value of the Geita hedge book exceeds US$132.5 million (negative), then we will be restricted from receiving cash from the joint venture until the marked-to-market value reduces below that threshold. The hedging arrangements also provide for events of default and termination events which could lead to early close-outs or lead to a default in Geita's US$135.0 million project finance facility. The threshold of US$132.5 million will increase during the life of the Geita facility as principal repayments are made and additional coverage becoming available under the political risk insurance.

Our reserve estimates may be revised downward in the future, as a result of re-assessment or because of a fall in the price of gold, which would materially harm our business.

We have prepared the ore reserve figures presented in accordance with industry practice. However, these figures are estimates and there is a risk that the indicated amount of gold might not be recovered. Reserve estimates may require revisions based on, among other things, actual production experience, changes to mining methods or processing techniques and changes in costs. Further, a decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralization uneconomical to recover and could ultimately result in a restatement of our reserves. In recent years, we have restated our reserves as a result of the decrease in the gold price. There is a risk that we will have to restate our reserve estimates in the future as a result of further decreases in the gold price or increases in costs. A downward restatement of reserve estimates could have a negative impact on the lives of our mines and/or future production levels which in turn could reduce future income and our earnings.

Gold exploration is frequently unsuccessful, so we may not be able to discover and exploit new reserves to replace those we are currently mining.

To maintain gold production into the future beyond the life of the current reserves or to increase production materially above planned levels, we will be required to discover further reserves. Exploration for gold is speculative in nature, involves many risks and frequently is unsuccessful. Any gold exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. There is a risk that our exploration efforts will not result in the discovery of gold mineralization or that any mineralization discovered will not result in an increase of our reserves. If we develop our reserves, it can take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. There is a risk that we will not be able to fund future expenditure through debt or equity issues for major developments to maintain production levels in future years. Our current proven and probable contained gold reserves as at December 31, 2002 were approximately
27.8 million ounces, prior to making allowance for minority and joint venture interests. There is a risk that our exploration programs will not result in the replacement of current production with new reserves, or that our development programs will not be able to extend the life of our existing mining operations or result in any new commercial mining operations.

Our mines are subject to environmental and geological risks which could shut down our operations.

The business of gold mining is subject to risks, including environmental hazards (which could occur, for example, on the collapse of a tailings dam), geological uncertainties and operating issues (for example, the collapse of a pit wall as occurred at Obuasi and the collapse of the slope in the pit wall as occurred at Bibiani), industrial accidents, discharge of toxic chemicals (such as cyanide), fire, earthquakes and extreme weather conditions. At Obuasi, we are heavily reliant on the availability of the KMS shaft and to a lesser extent KRS and GCS shafts. Any serious damage to these shafts or any major mechanical failure would have a significant impact on our revenues and any repair work could also require significant expenditure. In Guinea, our Siguiri mine is responsible for shipping cyanide to the mine site over land, including part of the journey by ferry crossing over a river. Any spillage could cause environmental damage, expose us to liability and/or slow our production at the mine. Any of these hazards could delay production, increase production costs and result in liability for us.

We may sustain expenses related to mining risks that either exceed the values of, or are outside the scope of, our current insurance policies.

We insure against certain risks of mining and processing. Our ability to continue to obtain insurance at an economic price is largely dependent on the state of the insurance market. Our insurance has monetary limits on the amount that can be claimed and the deductibles. We may not be able to maintain the current level of deductibles and may not be able to cover certain types of risk currently insured. We do not currently insure against non-accidental and some other environmental liabilities and are not able to obtain insurance for some movements of bullion. We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. One of our insurers, Gerling NCM Credit and Finance AG, who participates in the excess layer of our public liability insurance through September 30, 2003, has recently experienced financial difficulty. We have not instructed our brokers to replace their percentage, but we cannot assure you that Gerling would have sufficient funds to pay any claim made. Additionally, a large proportion of our insurance, including our main Property and Business Interruption policy, is placed in, and re-insured with, the African insurance market. These insurers may not have the same financial resources as our European or American insurers and so may not be able to pay a large claim in full. Additionally, if a Ghanaian insurance company was to become insolvent, then due to provisions of the Ghanaian insurance and insolvency laws, we may not be able to take full advantage of re-insurance placed in respect of our policies.

Because we use mining contractors, we may face delays or suspensions of mining activity that are beyond our control.

We use mining contractors to mine and deliver ore to the processing plants at a number of our mines. We do not own all the mining equipment at these sites. We may face disruption and incur costs and liabilities in the event any of the mining contractors has financial difficulties or should we encounter a dispute in renegotiating a mining contract or a delay in replacing an existing contractor.

Our actual gold production may be below target in any given year as a result of any one or more of numerous factors beyond our control. If so, we may have to fund hedging payments.

Our gold production in any year will be affected by a number of factors, including:

o    our ability to produce the required tonnages of ore;

o    the grade and type of ore available to be mined;

o    our ability to control the grade of ore;

o    the amenability of the ore to processing methods;

o    our ability to obtain the required recovery from processing;

o    availability of power;

o disturbances affecting mining and processing (such as industrial strikes, fire, drought, floods and disturbances in fuel supply); and

o    delays in procurement of supplies and equipment and equipment failure.

In the past our annual gold production has been affected by these and other factors and, as a result, there is a risk that we will not be able to produce at budgeted levels in any financial year. In particular, a shortage of rainfall may impact on power supplies and also lead to insufficient water to maintain full production at our plants. Heavy rainfall, on the other hand, can adversely impact our heap leach operations, including those at Siguiri. We might also lose some gold through theft by employees and others. Production could be severely disrupted by the breakdown of, or where unscheduled maintenance is required on, certain items of mining or processing equipment.

Our hedging policy defines targeted commitment levels that are calculated as a percentage of forecast production. If the mines suffer significant production shortfalls then we may have to fund hedging payments which will reflect the gold price at that time but not receive any cash from lost gold production.

Our power supplies are unreliable and have on occasion forced us to halt or curtail activities at our mines.

Substantial portions of our mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the Government of Ghana, although we also have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage our equipment. Other than short-term stand-by generators, which are not sufficient to allow us to continue mining operations, we have no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighboring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in our power supply or result in increases in the cost of power even if they do not interrupt supply.

Our mining operations in Guinea and Tanzania are dependent on power supplied by outside contractors and for supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production loss as a result of equipment failure. At Geita we entered into agreements under which Rolls-Royce agreed to supply power to the mine and to sell generators to Geita and operate them. From inception, the generators proved unreliable, resulting in disruptions to the Geita operations and causing us to rely on Rolls-Royce's provision of alternative power generation, at their cost.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Africa poses risks to us in terms of potentially reduced productivity. The exact extent to which our workforce is infected is not known. Recently, 20% of the workforce at our Freda-Rebecca mine who agreed to voluntary testing, tested positive for HIV. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

If Ghana's recent political and economic stability ends, our assets may be nationalized or our business may otherwise be harmed.

We are a Ghanaian company. Our principal operations and headquarters are in Ghana and a substantial portion of our gold production is mined in Ghana. Although political conditions in Ghana have been stable in comparison with those in many other African states, it has a history of instability in both the economy and the political system. Although presidential and parliamentary elections were conducted under the present constitution in 1992, 1996 and 2000, the possibility that a Ghanaian government may adopt substantially different policies in the future, which might extend to the renationalization of privatized assets and the adverse modification of the regulatory or fiscal regime governing mining companies in Ghana, or the withdrawal or modification of consents in respect of the retention and use of proceeds from the sale of gold outside Ghana, cannot be ruled out.

Several other countries in Africa in which we operate are currently politically and economically unstable, which may result in sudden, unpredictable change that may be harmful to our business.

Outside Ghana, we are actively engaged in exploration projects throughout Africa and in mining and exploration projects in Zimbabwe, Tanzania, Guinea and the Democratic Republic of Congo. These countries may offer relatively high risk of political and economic instability. In these countries, government policy may be unpredictable, and the institutions of government may be unstable and may be subject to rapid and not necessarily peaceful change. Our activities in these countries might also be adversely affected by any sanctions against the country, new rules against foreign investors and worker unrest as a result of any political change. Due to conflict in the Democratic Republic of Congo, we are currently unable to access our mine site there. At the moment Zimbabwe is going through substantial political upheaval and economic difficulties. This upheaval may also affect us in another way. Over the last year the price realized on the sale of gold from our Freda-Rebecca mine to the Government of Zimbabwe was substantially higher than the prevailing market price due to a price support mechanism set by the Government of Zimbabwe. In 2003, at the request of the Zimbabwe Chamber of Mines, the Reserve Bank of Zimbabwe extended the Government's export support scheme to include gold producers thereby replacing the gold support price mechanism which existed in 2002. The gold producers will now receive Zimbabwe 800 dollars for every US dollar worth of gold produced.
If this price support mechanism were withdrawn or substantially reduced, the financial results of our Freda-Rebecca mine would be harmed. In 2003, the foreign exchange position in Zimbabwe was severely constrained and the release of hard currency from Zimbabwe was slow. This could also impact on production in 2003.

Because several of our mines are located in countries which are either currently politically unstable, such as Zimbabwe, or which lack a long tradition of political stability, we face the risk that our property and equipment may be damaged or destroyed by general civil unrest or by sabotage, whether directed at us or not.

Any existing or new mining project carried on by us outside Ghana will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral resources, taxation, exchange controls, employee relations, health and safety, the environment and other matters. Any investment by us outside Ghana will also require approval under Ghanaian exchange control regulations. Any necessary permits, authorizations and agreements to implement planned projects, to remit monies and to maintain foreign currency in offshore accounts may not be obtained under conditions or within time frames that make such plans economical. Also, applicable laws or the governing political authorities may change, having a material adverse effect on us.

If current environmental regulations are made more stringent, we may incur expenses associated with remediation or may be prohibited from mining in some areas.

The countries in which we operate do not currently have fully developed systems of environmental regulation. These countries may adopt more stringent regulations in the future which could adversely affect our operational flexibility and costs. Additionally, we could be required to provide for reclamation in the form of a cash deposit or financial guarantee, as we have had to do at our Ghanaian mines, or new environmental rules could restrict us from mining certain areas, particularly mining in designated forest areas. Furthermore, our lenders are increasingly requiring us to comply with higher international environmental standards and practices.

If labor strikes are held again by our workforce or the workforce of our mining contractors, our business will be harmed.

We and our mining contractors rely to a large degree on a unionized work force. In 1999 we experienced strikes at our Obuasi mine, and in 2000 at our Freda-Rebecca mine, and there is a risk that strikes or other types of conflict with unions or employees may occur in the future.

If our wage costs and other expenses, like those of fuel and disposables, increase, our financial performance will be harmed.

We have in the past experienced increases in some of our costs, including the wages of our employees, the costs of fuel, power and of consumables necessary to our business, like cyanide, cement and lime. Ghana recently experienced a 100% increase in fuel costs and we therefore anticipate difficult negotiations over wages with our labor unions in 2003. Also, our agreement with a power supplier, the Volta River Authority or VRA, expired in May 2003 and negotiations are in progress with the VRA. We expect an increase in the applicable tariff upon renewal of that agreement. We cannot predict when, if or how much these costs may increase, but they have historically risen when the price of gold has risen, among other things.

Our principal shareholders have substantial control over us, which they may exercise in their own interests as opposed to those of all shareholders.

Approximately 27.6% of our current issued share capital is held by Lonmin and approximately 16.9% is held by the Government of Ghana. The Government of Ghana also has a veto right in respect of some specified changes regarding us. If Lonmin and the Government of Ghana vote in the same manner on any matter requiring approval of a simple majority of the outstanding ordinary shares, they will materially influence whether that matter will be approved or defeated. In addition, Lonmin and the Government of Ghana may be able to prevent any take-over of us. The interests that the Government of Ghana may seek to protect may at times differ from those of our other shareholders.

Additionally, through the Ghanaian Mining Law, the Government of Ghana has the power to object to any person becoming or remaining a "shareholder controller," "majority shareholder controller" or an "indirect shareholder controller" of us if they consider that the public interest would be prejudiced. Relations with the Government of Ghana were strained during the period of our liquidity crisis in late 1999 and early 2000. The Government of Ghana has had substantial influence over and continues to take a keen interest in us.

Following exchange of the MENs and as a result of outstanding put options entered into by Lonmin with warrantholders who agreed to exercise their warrants for our ordinary shares, there is a possibility that (if there is no take-up of rights under our proposed rights issue, a Registration Statement on Form F-1 (No.333-101682) has been filed with the SEC) Lonmin's shareholding could rise to a maximum of approximately 35.9% assuming a US$5.40 rights issue price. We have also entered into undertakings with Lonmin restricting our ability to complete some share issues without shareholder approval and restricting our ability to effect this rights issue at more than US$5.40 per share or, if the rights issue is effected at less than US$5.40 per share, at more than a 5% discount to the then-current market value of an ordinary share.

Following the proposed rights issue, our directors will have a maximum of 42,000,000 of our ordinary shares authorized for issuance without the need for prior approval of our shareholders by means of a special resolution subject to specified limitations. To pass a special resolution, it must be approved by holders of three quarters of the shares voted on it.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to operate our mines and to explore our portfolio of mineral rights will depend upon the skills and efforts of a small group of management and technical personnel, including Sam Jonah, our Chief Executive and Group Managing Director. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements and other benefits. If we are not successful in attracting highly qualified individuals in key management positions, or if we lose any of our key personnel, our business may be harmed. We do not maintain "key man" life insurance policies on members of our executive team.

The Ghana Company Law which regulates our activities and the Ghanaian courts that enforce this law may not yield results predictable by the standards of English or US law and these results may harm our business.

We are a Ghanaian company and thus regulated by Ghana law and subject to the jurisdiction of the Courts of Ghana. Although this law is based substantially on English company law, the decisions of the English Courts may not be followed in reaching the judgment of an issue in Ghana. In early 2000, a legal action was commenced against us with a view to a general meeting being convened at short notice so as to replace the then board of directors; an injunction was also sought to prevent us from, among other things, entering into a US$100 million bank financing. Although initial orders made by the Ghanaian High Court to convene an extraordinary general meeting and the grant of an injunction prohibiting us from entering into the bank financing were later withdrawn, rescinded and revoked by the Court, we cannot guarantee that a similar action might not be brought in the future. In the event that another similar action is brought, we cannot guarantee you that we will be able to defend it successfully.

If currently pending securities litigation in the US is resolved against us, our business will be harmed if we are forced to pay substantial sums in compensatory and punitive damages.

We are subject to litigation, including a consolidated class action lawsuit pending in the US alleging misstatements and non-disclosures in connection with SEC filings and other public statements made in 1999 concerning our hedging program. The plaintiffs are seeking unspecified damages. These matters may adversely affect our business and financial condition. The outcome of this litigation may not be known for some time.

Our ability to obtain desirable mineral exploration projects in the future will be adversely affected by competition from other exploration companies.

In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Many of these companies have significantly greater resources than us. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

We have not paid dividends for the last several years and may not do so in the future.

We did not pay dividends with respect to the financial years 1999, 2000, 2001 or 2002, and we currently have a substantial deficit on distributable reserves. In light of this deficit, we do not anticipate paying dividends for the foreseeable future.

If we fail to complete a rights issue by December 31, 2003, we may trigger an event of default under our revolving credit facility, and would then be obligated to repay immediately all outstanding amounts.

We have agreed with our lenders under our US$200 million revolving credit facility to use our best efforts to complete a rights issue by December 31, 2003. If we breach this covenant, we could trigger an event of default. In that event, we would then become obligated to repay immediately all outstanding amounts, which were US$149 million as at May 30, 2003. On December 6, 2002 we filed a registration statement on Form

F-1 (No 333-101682) with the SEC in connection with the proposed rights issue, and have filed amendments thereto on January 27, 2003 and March 26, 2003. As of the date of this report, however, this registration statement has not yet been declared effective by the SEC and we have not yet completed this rights issue. In view of the current discussions with AngloGold as set out below, we also propose to apply to the lenders of the revolving credit facility (in the event that the proposed merger does not become effective) to extend the period for completion of the rights issue until December 28, 2004. There is no certainty that we will receive such an extension.

Our discussions with AngloGold may not lead to a proposal being made for our entire issued share capital.

On May 16, 2003, we issued a press release stating that our board of directors had noted the recent movement in our share price. In that press release the board further confirmed that it was in discussions with the board of AngloGold regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 of our ordinary shares of GDSs. These discussions and related discussions with certain stakeholders are continuing. We cannot assure you that these discussions will lead to a proposal being made for our entire issued share capital. Pursuant to the Lonmin and Government of Ghana MENs Subscription Agreements and the US$200 million revolving credit facility, we agreed to use our best efforts to complete the rights issue within 18 months from the issue date of the MENs. In view of our current discussions with AngloGold regarding a proposed merger, the proposed rights issue has been delayed. If a firm announcement is made in relation to the proposed merger, it is not our intention to proceed with the rights issue. However, if the proposed merger does not become effective by December 28, 2003 (being 18 months from the issue date of the MENs), Lonmin has agreed that the period of 18 months is extended until December 28, 2004. In light of the above, there is no certainty that the rights issue will go ahead. A similar request has been made to the Government of Ghana.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Ghana and our directors and senior executives other than two non-executive directors are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us, although we have submitted to the jurisdiction of New York State and the United States federal courts sitting in New York City.

The principal statute governing proceedings before the Ghanaian courts is the Courts Act, 1993, which includes provisions relating to the enforcement of foreign judgments in Ghana. Under the Courts Act, it is possible to enforce a judgment obtained outside Ghana if, among other things, the courts of the country in which the judgment was given have been specifically recognized for the purposes of the Courts Act. The courts of the United States are not recognized for the purposes of the Courts Act. Apart from the legislative provisions, at common law a judgment obtained outside Ghana, not registrable under the Courts Act, may be enforced by bringing an action in Ghana based on that judgment. In that case, the right to bring the action would not depend on whether or not the foreign court in which the judgment was given has been specifically recognized under the Courts Act. However, we have been advised by our Ghanaian counsel that the Ghanaian courts would not directly enforce any judgment obtained before a court in the United States. A separate action must be brought before the Ghanaian courts in order to give effect to a United States judgement. Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Ghanaian court.

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

In 1897, an English company named Ashanti Goldfields Corporation Limited, or Ashanti Goldfields, was founded and began to develop a mining concession in the area of our current operations at Obuasi. Several years later, underground mining began at the site and has continued to the present. In 1969, Ashanti Goldfields became a wholly owned subsidiary of Lonrho Plc, now called Lonmin Plc, or Lonmin, a UK listed company which at that time had interests in mining, hotels and general trade in Africa. Following the Lonmin acquisition in 1969, the Government of Ghana acquired 20% of Ashanti Goldfields from Lonmin in exchange for the Government of Ghana's agreement to extend the term of Ashanti Goldfields' mining lease over the concession area.

In 1972, the Government of Ghana formed us as a Ghanaian company to take over the assets, business and functions formerly carried out by Ashanti Goldfields. The Government of Ghana then held 55% of our outstanding shares, with Lonmin holding the remaining 45%.

In 1994, as part of its divestiture policy, the Government of Ghana sold part of its holding in us in a global offering. In connection with that offering, we were reorganized as a Ghanaian public limited company. As at May 30, 2003, the Government of Ghana owned approximately 16.9% and Lonmin owned approximately 27.6% of our outstanding shares.

In 1996, we expanded our operations through the acquisition of companies holding interests in the Ayanfuri, Bibiani, Iduapriem, Siguiri, and Freda-Rebecca properties, which were already or were subsequently developed as mines, and acquired an interest in what was then the Geita exploration concession in Tanzania. In 1998, we acquired SAMAX Gold Inc., the principal asset of which was the other part of the interest in the Geita exploration concession adjacent to our existing license area. In 1999 and 2000, we developed the Geita mine and in 2000 sold a 50% equity interest in it to AngloGold Limited. In 2000, we acquired our interest in the Teberebie mine, which is adjacent to the Iduapriem mine.

Through the period from the end of 1999 to June 2002, commencing with a sharp rise in the price of gold which led initially to a liquidity crisis, we were engaged in a process of financial restructuring with our banks, hedge counterparties and noteholders.

Recent Restructuring

In June 2002, we completed a financial restructuring which involved:

o    entering into a new enlarged revolving credit facility of US$200 million;

o raising approximately US$41.8 million from the early exercise of 70.3% of our warrants (which were previously issued to some of our banks and hedge counterparties and which were exchangeable for our shares);

o    agreement with our hedge counterparties for continued margin-free trading;
     and

o raising US$75.0 million through the issue to our largest shareholder, Lonmin, of mandatorily exchangeable notes, or MENs.

The Government of Ghana has a call option in respect of approximately US$28.4 million of these MENs.

Recent Discussions with AngloGold

On May 16, 2003, we issued a press release stating that our board of directors had noted the recent movement in our share price. In that press release, the board confirmed that it was in discussions with the board of AngloGold regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 of our ordinary shares of GDSs. These discussions and related discussions with certain stakeholders are continuing. We cannot assure you that these discussions will lead to a proposal being made for our entire issued share capital. In view of these discussions, the proposed rights issue has been delayed. If the proposed merger is formally announced, it is not our intention to proceed with the rights issue.

B. Business Overview

General

We are engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa and in hedging activities in connection with our gold production. We have interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2002, our gold production was 1.62 million ounces. As at December 31, 2002, we had proven and probable contained gold reserves of approximately 27.8 million ounces, before making any allowance for minority and joint venture interests.

We occupy a position of strategic significance within the Ghanaian economy. We are a major contributor of foreign exchange earnings to Ghana, Guinea, Tanzania and Zimbabwe. In addition, we are one of the largest companies listed on the Ghana Stock Exchange and a major employer, particularly in the Ashanti region of Ghana.

Our priority is to explore for, develop and operate gold mines in Africa and to remain a leading mining company in Africa, managed largely by Africans. We are currently focusing on developing the potential of our existing mines and increasing the efficiency of their operations. As part of this strategy, we are engaged in development projects at three of our existing mines, Geita, Iduapriem/Teberebie and Siguiri, each of which will be funded from internal resources or through our revolving credit facility. At Geita and Iduapriem/Teberebie, processing throughput is planned to be increased by 40% and 50% respectively to between 5.6 million and 6.0 million tonnes per year and 4.5 million tonnes per year respectively. At Siguiri, the current heap leach operation has a capacity of 9.0 million tonnes per year (with a metallurgical recovery of some 80%). It is planned to construct a 9.0 million tonnes per year CIP plant which, when completed successfully, will have a metallurgical recovery of some 93% and to continue to use the heap leach plant but at a reduced rate of around 1.5 million tonnes per year.

We also continue to explore consolidation opportunities in the gold sector. As a leading mining company operating solely in Africa we are offered the opportunity to participate in a number of projects and properties throughout Africa, such as the platinum group metal project located in South Africa in which we recently acquired an exploration interest. We will continue to review opportunities which have low entry costs and high expected returns and allow us to apply our technical expertise.

                                      [MAP]

We produced a total of 1,621,919 ounces of gold in the 12 month period ended December 31, 2002, from our gold mining operations at Obuasi, Bibiani, Iduapriem and Ayanfuri in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe, compared to 1,656,784 ounces in 2001.

Our oldest mine and largest reserve is located at Obuasi in the Ashanti region of Ghana. We have a 100% interest in Obuasi. Gold mining has been conducted at this site for over 100 years and during that period, records show that Obuasi has produced approximately 28 million ounces of gold. Obuasi produced 537,219 ounces of gold, principally from underground, in the 12 month period ended December 31, 2002.

The Bibiani mine, in which we have a 100% interest, located in the Western Region of Ghana, was an old redundant underground mine upon which we commissioned a major open pit mine with a new CIL plant in the first quarter of 1998. Gold production for the 12 month period ended December 31, 2002 was 242,432 ounces compared to 253,052 ounces for the 12 month period ended December 31, 2001.

We have an 80% interest in the Iduapriem gold mine, owned by Ghanaian-Australian Goldfields Limited, in the Western Region of Ghana. In June 2000, we acquired a 90% interest in the Teberebie gold mine, which is adjacent to Iduapriem. In the 12 month period ended December 31, 2002, Iduapriem/Teberebie produced 185,199 ounces of gold compared with 205,130 ounces of gold for the 12 month period ended December 31, 2001.

The Ayanfuri mine, in which we have a 100% interest, located in central Ghana, commenced operations in 1994. Ayanfuri had exhausted substantially all of its gold reserves by December 31, 2000. We are currently implementing a mine closure plan under Obuasi mine management control.

The Siguiri mine, located in the north-eastern part of Guinea, commenced operations in the first quarter of 1998 and up until the end of 2002 had produced a total of 1.29 million ounces of gold. We have an 85% interest in the Siguiri mine. Production for the 12 month period ended December 31, 2002 was 269,292 ounces of gold compared to 283,199 ounces of gold for the 12 month period ended December 31, 2001.

The Geita mine in Tanzania was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. On December 15, 2000, we completed the sale to AngloGold Limited of 50% of our interest in the Geita Mine pursuant to both a sale and purchase agreement and a joint venture agreement signed between the parties. In 2002, the Geita mine produced a total of 579,043 ounces of gold (2001: 545,562 ounces).

The Freda-Rebecca gold mine, in which we have a 100% interest, began operations in 1988. In 2002, Freda-Rebecca produced 98,255 ounces of gold, compared to 102,654 ounces of gold for 2001.

Impact of Sale of 50% Interest in Geita

In December 2000, we sold 50% of our interest in the Geita joint venture to AngloGold Limited for US$335 million (including US$130 million from the project financing loan). The cash received from this disposal enabled us to restructure our balance sheet and repay some of our loans. The impact of the disposal is that we will now only share in 50% of the profits and surplus cash flows from Geita and we have a joint venture partner who will share the cost of funding any further Geita expansion projects.

General

We earn all of our revenues in US dollars and the majority of our transactions and costs are denominated in US dollars or based on US dollars. We also have cedi and other currency denominated costs, primarily wages and local material purchases.

Impact of Economic and Political Environment in Main Countries in Which We
Operate

Our current significant operations are primarily located in Ghana, Tanzania and Guinea, and are therefore subject to various economic, fiscal, monetary and political factors that affect companies operating in Ghana, Tanzania and Guinea, as discussed elsewhere in this annual report.

Gold Production Summary

The following chart details the operating and production results from operations for the years ended December 31, 2002, 2001 and 2000.

                                                        Year to December 31,
                                                     ---------------------------
                                                       2002      2001      2000
--------------------------------------------------------------------------------
Obuasi
Underground Mining
Ore production ('000 tonnes)                           2,423     2,507     2,348
Ore grade (g/t)                                         7.48      7.90      7.48
Surface Mining
Ore production ('000 tonnes)                             368        --       891
Ore grade (g/t)                                         2.71        --      4.20
Waste mined ('000 tonnes)                              2,165        --     8,907
Strip ratio                                              5.8        --      10.0
--------------------------------------------------------------------------------
Sulfide Treatment Plant
Ore processed ('000 tonnes)                            2,352     2,394     2,466
Head grade (g/t)                                        7.35      7.53      6.32
Recovery (%)                                            84.8      83.5      82.1
Gold produced (ounces)                               471,359   482,982   412,824
--------------------------------------------------------------------------------
Pompora Treatment Plant
Ore processed ('000 tonnes)                               --        --       787
Head grade (g/t)                                          --        --      8.01
Recovery (%)                                              --        --      82.4
Gold produced (ounces)                                   195     2,470   167,725
--------------------------------------------------------------------------------

                                                         Year to December 31,
                                                     ---------------------------
                                                       2002      2001      2000
--------------------------------------------------------------------------------
Oxide Treatment Plant
Ore processed ('000 tonnes)                              435        --       245
Head grade (g/t)                                        2.06        --      2.85
Recovery (%)                                            81.2        --      74.2
Gold produced (ounces)                                23,390        --    16,683
--------------------------------------------------------------------------------
Tailings Treatment Plant
Ore processed ('000 tonnes)                            1,840     1,666     1,831
Head grade (g/t)                                        2.29      2.46      2.39
Recovery (%)                                            31.2      32.7      31.1
Gold produced (ounces)                                42,275    42,999    43,756
--------------------------------------------------------------------------------
Obuasi Total Processed
Ore processed ('000 tonnes)                            4,627     4,060     5,329
Head grade (g/t)                                        4.84      5.45      5.06
Recovery (%)                                            74.8      74.3      73.9
Gold produced (ounces)                               537,219   528,451   640,988
--------------------------------------------------------------------------------
Distribution of Obuasi Production (ounces)
Underground                                          471,554   485,452   493,926
Surface                                               23,390        --   103,306
Tailings                                              42,275    42,999    43,756
Total                                                537,219   528,451   640,988
--------------------------------------------------------------------------------
Ayanfuri
Mining
Ore production ('000 tonnes)                              --       332       884
Ore grade (g/t)                                           --      1.50      1.50
Waste mined ('000 tonnes)                                 --     1,059     2,988
Strip ratio                                               --       3.2       3.4
--------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                                 --       329     1,121
Head grade (g/t)                                          --      1.20      1.21
Recovery (%)                                              --      90.8      83.3
Gold produced (ounces)                                    --    11,517    36,316
--------------------------------------------------------------------------------
Iduapriem/Teberebie
Mining
Ore production ('000 tonnes)                           4,393     4,852     4,824
Ore grade (g/t)                                         1.66      1.58      1.25
Waste mined ('000 tonnes)                             15,019    13,839    14,954
Strip ratio                                              3.4       2.9       3.1
--------------------------------------------------------------------------------
CIL Plant
Ore processed ('000 tonnes)                            2,625     2,731     2,691
Head grade (g/t)                                        1.96      1.92      1.58
Recovery (%)                                            89.3      94.6      93.4
Gold produced (ounces)                               147,726   158,103   128,374
--------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                              1,127     2,633     2,264
Head grade (g/t)                                        1.13      0.91      0.78
Recovery (%)                                            91.3      61.7      67.5
Gold produced (ounces)                                37,473    47,027    38,518
Total gold produced (ounces)                         185,199   205,130   166,892
--------------------------------------------------------------------------------
Teberebie
Gold produced (ounces)                                    --        --    26,976
--------------------------------------------------------------------------------

                                                      Year to December 31,
                                               ---------------------------------
                                                  2002        2001        2000
--------------------------------------------------------------------------------
Bibiani
Mining
Ore production ('000 tonnes)                       2,608       2,560       2,368
Ore grade (g/t)                                     3.53        3.58        3.38
Waste mined ('000 tonnes)                         11,054      13,981      15,223
Strip ratio                                          4.2         5.5         6.4
--------------------------------------------------------------------------------
CIL Plant
Ore processed ('000 tonnes)                        2,566       2,769       2,761
Head grade (g/t)                                    3.72        3.46        3.70
Recovery (%)                                        79.0        83.7        86.7
Gold produced (ounces)                           242,432     253,052     273,711
--------------------------------------------------------------------------------
Siguiri
Mining
Ore production ('000 tonnes)                       9,464       8,517      10,804
Ore grade (g/t)                                     1.19        1.34        1.33
Waste mined ('000 tonnes)                          8,404       5,268       5,333
Strip ratio                                          0.9         0.6         0.5
--------------------------------------------------------------------------------
Heap Leach
Ore stacked ('000 tonnes)                          9,462       9,064       8,878
Head grade (g/t)                                    1.16        1.33        1.34
Recovery (%)                                        76.3        73.1        79.3
Gold produced (ounces)                           269,292     283,199     303,381
--------------------------------------------------------------------------------
Freda-Rebecca
Underground Mining
Ore production ('000 tonnes)                       1,077       1,156       1,042
Ore grade (g/t)                                     2.99        3.56        3.69
--------------------------------------------------------------------------------
Surface Mining
Ore processed ('000 tonnes)                          110          56          --
Ore grade (g/t)                                     2.26        2.10          --
--------------------------------------------------------------------------------
Processing
Ore processed ('000 tonnes)                        1,155       1,121       1,003
Head grade (g/t)                                    3.22        3.30        3.89
Recovery (%)                                        82.2        86.4        89.8
Gold produced (ounces)                            98,255     102,654     112,164
--------------------------------------------------------------------------------
Geita Joint Venture
Mining
Ore production ('000 tonnes)                       5,399       4,520       1,240
Ore grade (g/t)                                     3.52        3.80        3.00
Waste mined ('000 tonnes)                         39,729      27,215      11,852
Strip ratio                                          7.4         6.0         9.6
--------------------------------------------------------------------------------
Processing
CIL Plant
Ore processed ('000 tonnes)                        4,979       4,582       2,075
Head grade (g/t)                                    3.92        3.91        2.94
Recovery (%)                                        92.3        93.0        92.0
Gold produced (ounces)                           579,043     545,562     176,836
Ashanti's share (ounces)                         289,522     272,781     176,836
--------------------------------------------------------------------------------
Managed gold production (ounces)               1,332,397   1,384,003   1,737,264
Geita joint venture 50% (ounces)                 289,522     272,781          --
--------------------------------------------------------------------------------
Total managed gold production                  1,621,919   1,656,784   1,737,264
================================================================================

Regarding "strip ratio" as used in the table above, for our open pit mines, each commercially mineable deposit has an overall design strip ratio based on the economically optimized and fully engineered pit layout. This strip ratio changes from period to period depending upon the configuration of the ore body and mining and production considerations. It is usually necessary to mine at varying strip ratios each year in order to excavate the tonnage of ore required to be sent to the processing plant for that period.

When compared to the produced grades, the figures for the processed grades are different as they represent a mixture of mineralised material treated from other areas such as underground, tailings or open pit oxides.

Total Revenues by Country

                                                      Year to Dec. 31,
                                        ----------------------------------------
                                            2002          2001          2000
                                            US$m          US$m          US$m
--------------------------------------------------------------------------------
Ghana                                   301.7    55%  271.1    49%  320.1    55%
Isle of Man(1)                           45.8     8%   98.6    18%   97.0    17%
Guinea                                   83.9    15%   76.6    14%   85.2    15%
Tanzania                                 90.1    16%   74.1    13%   48.6     8%
Zimbabwe                                 30.7     6%   34.0     6%   31.3     5%
--------------------------------------------------------------------------------
Total Revenues                          552.2   100%  554.4   100%  582.2   100%
================================================================================

NOTES:

1.   Revenues from the Isle of Man relate solely to hedging activities.

Operating and Production Information

                                                                     Year to Dec. 31,
                                                           ---------------------------------
                                                              2002        2001        2000
--------------------------------------------------------------------------------------------
Total gold produced (ounces)                               1,621,919   1,656,784   1,737,264
Average realized price per ounce (US$)                           340         335         335
Average spot price per ounce (US$)                               312         275         279
Cash operating costs of production per ounce (US$)               199         190         187
Royalties per ounce (US$)                                          9           8           8
Corporate administration cost per ounce (US$)                     10          13          15
Depreciation, depletion and amortisation per ounce (US$)          54          55          65
Total cost of gold production per ounce (US$)                    272         266         275
--------------------------------------------------------------------------------------------

The above amounts are stated before exceptional items of US$14 per ounce (2001:
Nil; 2000: US$124).

Cash operating costs are operating costs before corporate administration, exploration and other costs, which we discuss more fully under "Operating and Financial Review and Prospects".

Reserves

The summary of proven and probable contained gold reserves at our major mining properties at the end of each of the last two annual reporting periods is set out in the table below. Individual proven and probable contained gold reserve tables for each mine are set out in Mining Operations.

                                                               As at December  31, 2002
------------------------------------------------------------------------------------------------------
                                                                                    %
                                 Estimated                            Total        of
                                  Average                           Contained     Total       Gold in
                               Metallurgical      Ore                  Gold     Contained    Stockpile
                                  Recovery       Tonnes     Grade     Ounces      Gold        Ounces
Location                          per cent.    (millions)    g/t    (million)     Ounce     (millions)
------------------------------------------------------------------------------------------------------
Ghana   Obuasi
        Underground                  84           40.5       8.0      10.4         37            --
        Surface                      90            0.9       6.1       0.2          1            --
        Tailings                     29           19.4       2.0       1.3          5            --
------------------------------------------------------------------------------------------------------
           Sub-total
           Obuasi                                 60.8       6.1      11.9         43            --
------------------------------------------------------------------------------------------------------
Ghana Iduapriem (80%) /
   Teberebie (90%) - Surface         94           49.0       1.7       2.7         10            --
Ghana Bibiani - Underground          85            1.2       4.6       0.2          1            --
Ghana Bibiani - Surface              85            5.4       2.8       0.5          2           0.1
Ghana Bibiani - Tailings             60            4.8       1.1       0.1         --            --
Guinea Siguiri (85%) -
   Surface                           80           55.4       1.2       2.1          8           0.1
Zimbabwe Freda-Rebecca -
   Underground                       85            4.8       2.5       0.4          1            --
Tanzania Geita (50%) -
   Surface                           90           70.4       4.2       9.4         33           0.1
Burkina Faso Youga (45%) -
   Surface                           85            4.8       3.3       0.5          2            --
------------------------------------------------------------------------------------------------------
Total                                            256.6       3.4      27.8        100           0.3
======================================================================================================

                                                As at December 31, 2001
--------------------------------------------------------------------------------------
                                                                    %
                                                      Total        of
                                                    Contained     Total       Gold in
                                   Ore                 Gold     Contained    Stockpile
                                  Tonnes    Grade     Ounces      Gold        Ounces
Location                       (millions)    g/t    (million)     Ounce     (millions)
--------------------------------------------------------------------------------------
Ghana   Obuasi
        Underground                42.3      8.0       10.9         42          --
        Surface                     1.3      5.2        0.2          1          --
        Tailings                   20.4      2.1        1.3          5          --
--------------------------------------------------------------------------------------
           Sub-total
           Obuasi                  64.0      6.0       12.4         47          --
--------------------------------------------------------------------------------------
Ghana Iduapriem (80%) /
   Teberebie (90%) - Surface       38.6      1.7        2.1          8          --
Ghana Bibiani - Underground          --       --         --         --          --
Ghana Bibiani - Surface            12.3      2.2        0.9          3         0.1
Ghana Bibiani - Tailings             --       --         --         --          --
Guinea Siguiri (85%) -
   Surface                         56.7      1.2        2.1          8          --
Zimbabwe Freda-Rebecca -
   Underground                      5.4      2.5        0.4          2          --
Tanzania Geita (50%) -
   Surface                         62.7      3.8        7.7         29         0.1
Burkina Faso Youga (45%) -
   Surface                          5.0      3.2        0.5          2          --
--------------------------------------------------------------------------------------
Total                             244.6      3.3       26.1        100         0.2
======================================================================================

Data in the above reserves table may not compute exactly due to rounding.

These reserves have been estimated in compliance with the United States Securities and Exchange Commission Industry Guide 7 and do not take into account metallurgical losses.

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining.

The reserves reported represent 100% of the reserves at the respective properties. No allowance has been made for minority or joint venture interests. Ashanti has 100% ownership in all its properties except:

o    Iduapriem, in which it has an 80% interest,

o    Teberebie, in which it has a 90% interest,

o    Siguiri, in which it has an 85% interest,

o    Geita, in which it has a 50% interest and

o    Youga, in which it has a 45% interest.

Cut-off grades are applied to geological data when assessing mineralized material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut-off grades to enable the engineers to clearly understand the characteristics of the mineralization and to focus on developing exploitation strategies that will optimize the net present value of the deposits. The cut off grade that we have chosen for reporting purposes is the lowest grade that can be exploited at break even for the highest envisaged gold price.

Classification of proven and probable reserves is based on a number of criteria including drill density, geological continuity, integrity of the data, ore accessibility and economic parameters.

Pursuant to a stock purchase agreement with Bogoso Gold Limited and Golden Star Resources Limited, we sold our interest in the Mampon property near Obuasi for a purchase price of US$9.5 million which will be effective from July 4, 2003 (or a later date as the parties may agree), reducing our "Total Contained Gold Ounces" by 136,821 ounces. This sale is subject to receiving Ghanaian mining regulatory approval by July 4, 2003 (or a later date as the parties may agree).

The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labor costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within our group or with peer operators nationally or internationally.

The bulk of the mining and processing consumables used in our operations is imported and is costed in United States dollars based on world market or contracted prices. At Obuasi and some other operations, we have a policy of fixing our wage packages in US dollars and paying in local currency at the ruling exchange rate. To this effect, operations are costed in US dollars. There are certain areas where imports and costs are in other currencies such as Pounds sterling, Deutschmarks and Australian dollars, which may affect ultimate costs since our revenue stream is from gold sold in US dollars. Trends in variances between these currencies are periodically analyzed by management which examines the cost implications and then ensures that supply orders are placed on the most cost efficient source wherever possible and advantageous. Wherever significant and relevant, local currency conversion factors are applied to cost projections, but in general these are not significant.

Future metal prices used for estimating purposes are decided upon by us, based on information taken from internationally respected gold price analysts.

At a gold price of US$275 per ounce, we estimated that the total 2002 ore reserve of 27.8million ounces of gold would decrease by approximately 5% and at a gold price of US$325 per ounce, we estimate that the ore reserves would increase by approximately 2%.

Gold in stockpiles is processed during the life of a mining operation and will be processed completely by the time the operations cease. Amounts shown under "Gold in stockpiles" are included in amounts shown under "Total contained gold."

Mining Operations
Obuasi -- Ghana

     Introduction

The Obuasi mine conducts underground mining of gold and until recently conducted surface mining of gold at Obuasi in Ghana. Obuasi has historically been an underground mine although large scale surface mining was undertaken between 1990 and 2000. The Sulfide Treatment Plant, or STP, and the Oxide Treatment Plant, or OTP, were commissioned during this period to cater for increased tonnage from surface operations. During the period of surface mining, there were four treatment plants to treat oxide ore, sulfide ore, transition ore and tailings. In 2000, when surface operations ceased due to poor economics and a low gold price, the OTP and the Pompora Treatment Plant, or PTP, were closed down and put on care and maintenance. Prior to its closure, PTP processed the bulk of the underground ore. STP is now the sole processing plant for underground ore at Obuasi. In the fourth quarter, a SAG mill, previously installed at the Pompora Treatment Plant, was relocated to STP to provide additional capacity and operational flexibility. Tailings are treated through the Tailings Treatment Plant, or TTP. We are currently evaluating surface deposits within a 50 kilometer radius and if economically viable will be considered for mining and processing at the OTP and STP plants. A small amount of such material has been processed through OTP during 2002.

The restructuring of the ore sourcing during 2000 has resulted in a smaller operation. Redundancies of some 1,340 workers during that year were necessary due to the closure of the surface mining operations. The underground operation is forecast to continue to produce at a rate of 2.5 million tonnes per annum, or mtpa. Based on the information currently available, annual gold production from underground mining is forecast to remain at around 500,000 ounces for in excess of ten years, whilst tailings retreatment is forecast to provide an additional 30,000 ounces per annum over the same period. We may not be able to achieve or maintain these production levels. Encouraging exploratory drilling results at the lowest levels of the underground workings have outlined the extension in depth of high grade mineralized material. The mine plan, based on current reserves, is expected to sustain production at a rate of 2.5 mtpa to at least 2012.

Over the two years ended December 31, 2001, the Obuasi mine made progress in reducing costs. We achieved an improvement in costs in 2000 and 2001 through closure of the high cost surface operations as well as cost control measures and the re-engineering of mining and processing operations. In 2002 costs increased as a result of the mining and processing of a higher tonnage of lower grade material. The cash operating cost at

Obuasi in 2002 was US$198 per ounce as compared to the 2001 cost of US$192 per ounce and the 2000 cost of US$208 per ounce.

     Reserves

The proven and probable contained gold reserves at Obuasi as at December 31, 2002 and 2001 are set out below:

                                                    As at December 31, 2002               As at December 31, 2001
-----------------------------------------------------------------------------------------------------------------------
                                Estimated
                                 Average                                Contained                             Contained
                              Metallurgical       Ore                     Gold          Ore                     Gold
                                 Recovery       Tonnes                   Ounces       Tonnes                   Ounces
                                    %         (millions)   Grade g/t   (millions)   (millions)   Grade g/t   (millions)
-----------------------------------------------------------------------------------------------------------------------
UNDERGROUND
Proven reserves                     84            4.6         7.4          1.1          5.0         7.9          1.3
Probable reserves                   84           35.9         8.1          9.3         37.3         8.0          9.6
-----------------------------------------------------------------------------------------------------------------------
Total underground reserves          84           40.5         8.0         10.4         42.3         8.0         10.9
-----------------------------------------------------------------------------------------------------------------------
SURFACE
Proven reserves                     90            0.9         6.1          0.2          1.3         5.2          0.2
Probable reserves                   90             --          --           --           --          --           --
-----------------------------------------------------------------------------------------------------------------------
Total surface ore reserves          90            0.9         6.1          0.2          1.3         5.2          0.2
-----------------------------------------------------------------------------------------------------------------------
TAILINGS
Proven reserves                     29           14.5         2.0          0.9         15.1         2.0          1.0
Probable reserves                   29            4.9         2.2          0.4          5.3         2.2          0.3
-----------------------------------------------------------------------------------------------------------------------
Total tailings ore reserves         29           19.4         2.0          1.3         20.4         2.1          1.3
-----------------------------------------------------------------------------------------------------------------------
TOTAL ORE RESERVES                               60.8         6.1         11.9         64.0         6.0         12.4
=======================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

The tailings proven reserves are those which have been drilled. The probable reserves are based on plant information from the time the tailings were deposited.

Pursuant to a stock purchase agreement with Bogoso Gold Limited and Golden Star Resources Limited, we sold our interest in the Mampon property near Obuasi for a purchase price of US$9.5 million which will be effective from July 4, 2003 (or a later date as the parties may agree), reducing our "Total Contained Gold Ounces" by 136,821 ounces. This sale is subject to receiving Ghanaian mining regulatory approval by July 4, 2003 (or a later date as the parties may agree).

     Geology

The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300kilometers in a northeast-south-west trend in south western Ghana. Obuasi mineralization is shear zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend, which contribute to the ounces produced at Obuasi.

In general, there are two main ore types at Obuasi which are being mined:

Quartz veins -- Quartz veins consist mainly of quartz with free gold in association with lesser amounts of various metal sulfides such as iron, zinc, lead and copper. The gold particles are generally fine grained and occasionally, are visible to the naked eye. This ore type is generally non-refractory.

Sulfide ore -- Sulfide ore is characterized by the inclusion of gold in the crystal structure of a sulfide material. The gold in these ores is fine grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulfide ore is generally refractory.

     Underground Mining Operations

Mining operations began at Obuasi in 1897. Since 1907, the underground mine has been in almost continuous production. Over the years, underground mining at Obuasi has expanded, and underground operations are currently conducted along a strike length of 8 kilometers and to a depth of 1,600 meters below the surface.

The underground mine at Obuasi expanded from a production rate of 4,500 tonnes of ore per year in 1907 to approximately 800,000 tonnes of ore per year in the early 1980s. The tonnage from underground mining has more than doubled within a seven year period from 1.14 mtpa achieved in 1994 to 2.5 mtpa achieved in 2001. In the same period the grade has reduced from 10.5 g/t to 7.9 g/t. The grade reduction is due to the increase in production from the lower grade more refractory sulfide ore blocks.

The mining operations at Obuasi are split into three operating sections:

o The Northern Section of the mine is the oldest and the workings are the deepest. The ore type is predominantly quartz. A project to recover ore from the high grade Adansi shaft pillar began in 2000. This has been placed on hold temporarily while the potential to access the shaft below the 50 level is being evaluated. The production rate in the north part of the mine averages from 35,000 to 40,000 tonnes per month.

o The Central Section is serviced by the Kwesi Mensah Shaft, or KMS, which accesses a depth of 1,500 meters. The ore type is predominantly made up of lower grade sulfide material and generally the mining blocks are wide ranging from 6 meters to 20 meters. Production ranges from 80,000 to 85,000 tonnes per month. The 41 level haulage system (at a depth of 1,230 meters below surface), serves the central mining blocks with all rock hoisted at KMS.

o The South Section is the newest mining area, and is the section from which the majority of Obuasi mine's ore will be sourced over the coming years. The ore type is generally sulfide in nature, but is often associated with quartz material. The ore structure is complex with up to four different ore zones running parallel to each other. In the past, the predominant mining method has been cut and fill, but safety and cost considerations have resulted in a change to open stoping methods in recent years. The section is served by Kwesi Renner Shaft, or KRS, and Sansu Shaft for hoisting of rock and George Cappendell Shaft, or GCS, for men and material. The Brown Sub Vertical Shaft, or BSVS, which has been sunk to 52 level, is currently being equipped (which will continue to be equipped in 2003) to provide rock, men and material handling services to the lower levels of the South Section of the mine.

Infrastructure

                                       SHAFTS/RAMPS AT OBUASI

                                                                   Current Hoisting Capacity
                                                                           Ore/Waste
Shafts                                           Service               (tonnes per month)
--------------------------------------------------------------------------------------------
Kwesi Mensah Shaft ("KMS")                Men, material and rock            140,000
Kwesi Renner Shaft ("KRS")                Rock                               90,000
Adansi Shaft                              Men, material and rock             32,000
Timber Shaft                              Men, material and rock             15,000
Ellis Shaft                               Rock                               52,000
Sansu Ventilation Shaft ("Sansu Shaft")   Men, material and rock             22,000
Brown Sub Vertical Shaft ("BSVS")         Men, material and rock                 --
West Shaft                                Men and material                       --
Waley Shaft                               Men and material                       --
Outen Shaft                               Men and material                       --
George Cappendell Shaft ("GCS")           Men and material                       --
Blackies Ventilation Shaft                Ventilation                            --
Kwesi Mensah Ventilation Shaft ("KMVS")   Ventilation                            --
Central Ventilation Shaft ("CVS")         Ventilation
Eaton Turner Shaft ("ETS")                (Decommissioned)                      n/a
--------------------------------------------------------------------------------------------
Total Hoisting Capacity (tonnes/month)                                      351,000
============================================================================================
Total Hoisting Capacity (tonnes/year)                                     4,212,000

                                                                          Ore/Waste
Ramps                                            Service              (tonnes per month)
--------------------------------------------------------------------------------------------
Sansu Ramp                                Men, material                         --
Cote d'Or Ramp                            Men, material and rock            10,000
Timber Shaft Access Decline ("TSAD")      Men, material and rock            10,000

The major underground capital project work in 2002 focussed on a shaft upgrade at the BSVS in preparation for commencement of equipping in 2003, raise boring of the 300 ventilation shaft and support and tracking of the 41 level haulage. Development was completed from KMS through to the BSVS in the south of the mine and to Blocks 5 and 6 in the north. The development of the decline to the bottom of KMS to facilitate the removal of rock spillage was completed. At KRS, excavation of the crusher station was also completed. A new pump station was constructed and commissioned on 8 level in the north of the mine to significantly improve mine pumping capacity and water control.

In the past 12 years, the Obuasi mine has spent over US$1 billion on its investment program principally comprising new shafts, processing plants and underground mechanization. Completed capital expenditure projects have been financed from the cash flow from operations at Obuasi and from internal and external funding. The Obuasi mine expects that future capital expenditure on various projects (other than significant expenditure on projects below the 50 level) will be financed from the cash flows generated from operations at Obuasi. In the event that such projects are not completed on schedule, the Obuasi mine may not be able to maintain its underground production of ore as is currently planned.

     Mining Methods

The range of mining methods currently employed includes mechanized open stoping (60% of total); mechanized cut and fill (10% of total); sub-level retreat and reclamation (12% of total); and stope preparation (16% of total).

     Surface Mining Operations

Apart from on-going surface rehabilitation work on landscaping and re-vegetating the old pits and waste dumps, there was no production from surface mining activity on the Obuasi concession in 2001. Obuasi has

US$5.7 million accrued for mine closure as at December 31, 2002 and a component of this relates to clean up and land restoration. However, work undertaken to date has in the past been expensed to operating costs over the years and has averaged approximately US$0.5 million per year. Surface mining operations recommenced with the development of the Homase concession open pit in the first quarter of 2002. A total of 368,000 tonnes at 2.71 g/t were mined at a strip ratio of 5.8:1. Mining is being undertaken using in-house resources while the haulage of ore from Homase to Obuasi is being carried out by contractors.

     Processing Operations

The Obuasi mine has two normally active treatment plants: the STP to process underground ore and the TTP to handle tailings reclamation operations. The PTP remained closed, but the OTP has been re-commissioned to batch process oxide ore from the Homase satellite surface mine deposit which was mined in 2002 and continues to be mined in 2003.

A total of 4,627,000 tonnes were processed in 2002 compared to 4,060,000 tonnes in 2001, the increase resulting from the re-commissioning of the OTP in the third quarter of 2002 to process ores from Homase and greater throughput at the TTP.

At the STP, a total of 2,352,000 tonnes of ore at a grade of 7.35 g/t and a metallurgical recovery of 84.8% was processed compared to 2,394,000 tonnes at a grade of 7.53 g/t and a metallurgical recovery of 83.5% in 2001. Gold production in 2002 was 471,359 ounces compared to 482,982 ounces in 2001, the reduction being due to the lower feed grade and processed tonnage. Plant throughput and processing efficiency were affected by higher than planned maintenance downtime on the SAG mill and persistent power outages. In the second and third quarters the BIOX'r' section of the plant under-performed when bacterial activity was impaired following the use of old nutrients in April. In the fourth quarter, a SAG mill, previously installed at the Pompora Treatment Plant, was relocated to STP to provide additional capacity and operational flexibility. Commissioning of this mill took place in the first quarter of 2003.

OTP processed a total of 435,000 tonnes of Homase open pit ore and heap leach tailings to produce 23,390 ounces.

Throughput at the TTP was 1,840,000 tonnes at 2.29 g/t compared to 1,666,000 tonnes at 2.46 g/t in 2001. Metallurgical recovery at 31.2% was a reduction on the previous year's 32.7%. The lower feed grade and recovery resulted in the production of 42,275 ounces compared to 42,999 ounces the previous year, a reduction of 2%.

Gold recoveries in different processing facilities depend in a large measure on the type of ore being processed. The underground ores at Obuasi are generally refractory and metallurgically more difficult to treat than non-refractory ores. In the refractory component of the ore, the gold is bonded with sulfide minerals and is not optimally recoverable by either gravity or direct cyanide leaching without additional processing. At Obuasi, the minerals associated with gold in the refractory ore are arsenopyrite, pyrite and pyrrhotite. The gold is encapsulated within the crystal structure of these minerals. In order to recover the gold, these sulfide minerals are pre-concentrated and then broken down by the BIOX'r' process, as discussed below, before the gold can be extracted through conventional cyanide leaching.

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

     Processing Plant Capacities

                                 2002 Capacity    2001 Capacity    2000 Capacity
Plant                            (tonnes/month)   (tonnes/month)   (tonnes/month)
---------------------------------------------------------------------------------
Sulfide Treatment Plant (STP)         210,000          210,000          210,000
Tailings Treatment Plant (TTP)        160,000          160,000          160,000
---------------------------------------------------------------------------------
Total tonnes per month                370,000          370,000          370,000
=================================================================================
Total tonnes per year               4,440,000        4,440,000        4,440,000
=================================================================================

     Sulfide Treatment Plant

STP uses the BIOX'r' process patented by Gencor for the treatment of its sulfide ores. BIOX'r' is a continuous bacterial leaching process that oxidizes sulfide ore to enable it to be leached by conventional cyanidation techniques.

The BIOX'r' plant is arranged into trains of six tanks each. Each tank contains a solution containing bacteria known as thiobacillus ferro-oxidans and thiobacillus thio-oxidans. The bacteria oxidizes the sulfide ore by consuming the elemental sulfur in the material leaving the encapsulated gold within the material amenable to recovery by cyanide leaching.

The BIOX'r' treatment process takes four days, during which time more than 90% of the sulfur material in the ore is oxidized. The pulp, which contains dissolved sulfur and arsenic and gold-bearing solids, is then "washed" in counter-current decantation thickeners to separate out the gold-bearing solids. The gold-bearing solids are then cyanide-leached in a carbon-in-leach, or CIL, circuit, and the gold solution is pumped to the OTP where it is electro-won onto steel wool cathodes and smelted. The tailings residue from STP, which also contains arsenic, is ph neutralized by the addition of lime prior to being pumped to the Sansu tailings dam. During the BIOX'r' process, the arsenic is fixed with iron to become ferric arsenate, a stable compound, making it safe to deposit the tailings in the dam without risk to the environment. The bacteria used in the BIOX'r' process require particular conditions in which to operate. The BIOX'r' process requires fresh water and cannot use water recycled from processing operations. The benefits of the BIOX'r' process include high overall gold recovery and improved environmental controls, particularly with regard to the efficient and safe treatment and disposal of the arsenic content of the ore. Gold production from the STP in 2002 was 471,359 ounces from the processing of
2.35 million tonnes of ore at a grade of 7.35 g/t and a plant recovery of 84.8%. This compares with 482,982 ounces from 2.39 million tonnes at a grade of 7.53 g/t and a plant recovery of 83.5% in 2001 and 412,824 ounces from 2.47 million tonnes at a grade of 6.32 g/t and a plant recovery of 82.1% in 2000. Gold production was lower than planned principally due to lower than usual head grades, SAG mill liner problems which impacted mill throughput and persistent power outages. In addition, CIL recoveries were impacted by the unavailability of the oxide plant tanks for extended leach. BIOX'r' recoveries were affected by draining of the BIOX'r' tanks in an attempt to recover gold lock-up. In the fourth quarter, a SAG mill, previously installed at the Pompora Treatment Plant, was relocated to STP to provide additional capacity and operational flexibility. Commissioning of this mill took place in the first quarter of 2003.

     Tailings Treatment Plant

TTP was commissioned in 1988 to reprocess tailings from previous processing operations. The TTP uses carbon-in-pulp, or CIP, technology. TTP is a relatively simple operation, consisting of high pressure water monitoring stations to reclaim the tailings from the dumps and pump the resulting slurry to the plant. The material is then re-ground using ball mills and the pulp is leached by cyanide and the gold collected by activated carbon. Loaded carbon is stripped of gold by elution with caustic cyanide and electro-won onto steel wool cathodes that are smelted into dore bars.

In the financial year 2002, ore throughput at the TTP was 1.84 milllion tonnes at a grade of 2.29 g/t compared with 1.67 million tonnes at a grade of 2.46 g/t in 2001 and 1.83 million tonnes at a grade of 2.39 g/t in 2000. The average recovery rate in 2002 was 31.2% compared to 32.7% in 2001 and 31.1% in 2000; the lower feed grade and recovery resulted in the production of 42,275 ounces compared to 42,999 ounces the previous year and 43,756 ounces in 2000. At the end of 2001, the tailings reserve increased to 1.3 million ounces of gold following test drilling and metallurgical testwork on the Kokorteasua tailings dam which demonstrated that the re-treatment of this material would be economic.

     Oxide Treatment Plant

The OTP was re-commissioned in the third quarter of 2002 to process ores from Homase. The OTP processed a total of 435,000 tonnes of Homase open pit ore and heap leach tailings to produce 23,390 ounces.

     Exploration and Development

At Obuasi a team has been set up to undertake conceptual engineering work on a project to evaluate the options for exploitation of the recently intersected mineralized material extending to depth below 50 level, currently the deepest level accessible from existing mine infrastructure.

The main objectives of the underground diamond drilling program are to improve the definition of mineralized material across the mine and the delineation of new mineralized material in the South Section above 41 level, the North Section of the mine above 20 level and below 50 level across the base of the mine between the northern and southern limits of existing development.

In 2003 the BSVS shaft will be equipped to provide efficient access and hoisting capacity for operations below 26 level in the south of the mine where a significant portion of the mine's ore reserves are located. The shaft has already been sunk and offshaft development is currently being undertaken while the shaft steelwork and winders are being procured. A total of US$13 million has been budgeted for 2002 and 2003 for the equipping of the BSVS.

Drilling below 50 level has provided consistently good results, with several intersections above 20grams per tonne over mineable widths being made down to 66 level in the vicinity of the KMS, confirming the extension of good grade mineralization to at least 400 meters below the 1,600meters elevation, currently the deepest level of the existing mine infrastructure.

The table below provides recent uncut drill intersection information for Obuasi below the 50level. The grade and width statistics listed are only a sample of the results obtained. In total there have been over 100 intersections from drilling below 50 level over a strike length of 2 kilometres, some with no grade, some with higher grade and some with lower grade. The listed intersections represent some of the more recent results and are specifically mentioned because the drilling is primarily targeted at the definition of higher grade material in order to demonstrate higher grade mineralisation and the continuity of the Obuasi gold mineralisation at depth.

                                          Intersected   True Width
Location         BH NO.     Grade (g/t)    Width (m)        (m)          Level
---------------------------------------------------------------------------------
50S -- 131W    UD50131W04      177.5           2.1          1.5          56 level
               UD50131W05       19.2           2.4          2.0          56 level
               UD50131W06       55.3           5.8          5.0          54 level
50S -- 173E    UD50173E12       39.5           9.0          5.5          66 level
50S -- 187E    UD50187E13       10.1           1.5          1.5          54 level
               UD50173E14       10.6           7.3          5.0          56 level
50S -- 206W   UD50206W43A       41.1          13.2          7.5      56 1/2 level

     Power Supply

The Obuasi mine obtains power from the Volta River Authority, or VRA, which is in turn controlled by the Government of Ghana. Power supplies have been subject to outages and voltage fluctuations. The Obuasi mine also obtains some power from the VRA that is supplied from Cte d'Ivoire, which has recently experienced some political instability and civil unrest. We have emergency generator sets available at Obuasi which are capable of supplying adequate power to operate the mine's essential winder and ventilation services in the event of a major disruption of power supply. We also have generator sets that are capable of maintaining the BIOX'r' plant in the event of loss of normal power supplies.

     Health, Safety and Environment

Obuasi mine was awarded a three star rating by NOSA, the South African National Occupational Safety Association in 2002. NOSA is a private association devoted to occupational health, safety and environmental risk management concerns. A NOSA five-star rating is the highest rating achievable in the NOSA system. NOSA ratings are determined on the basis of annual audits which examine the safety, health and more recently the environmental status of the operations. NOSA audits worldwide and is a non-profit organization.

Bibiani -- Ghana

     Introduction

Bibiani is located in the Western Region of Ghana, 90 kilometers west of Kumasi. We acquired Bibiani in 1996 when we acquired International Gold Resources Corporation, or IGR, a Canadian-listed company, and Ghana Libyan Arab Mining Company Limited, or GLAMCO.

The first records of gold mining at the Bibiani site date from 1902. The mine, however, closed in 1913 after approximately 70,000 ounces of gold had been recovered. Mining activities resumed in 1927 during the second "gold rush" and
2.2 million ounces of gold were produced between 1927 and 1961. In 1961, the property was sold to State Gold Mining Corporation and was shut down in 1968 due to lack of economically recoverable ore. During the period from 1927 to 1968, approximately 8.2 million tonnes of ore were treated at an average grade of 9.5 g/t. In 1987, GLAMCO undertook a drilling program on the old tailings ponds. The first results showed the potential to recover gold on an economic basis and a pilot plant was commissioned. Production of gold started in 1989 but due to difficulties in obtaining spares for plant maintenance, the plant shut down two years later. During this period, 104,000 tonnes of gold tailings from past mining were processed. In 1991, IGR applied for an extension of the original concession and joined up with GLAMCO in an exploration program.

In 1996, we purchased the entire share capital of IGR and GLAMCO and commenced the development of the Bibiani open pit mine.

The mine was fully commissioned on February 8, 1998 and the first gold was poured on February 24, 1998. The main open pit operations are scheduled to be completed in 2004 although mining operations could be further extended by the introduction of underground operations or the acquisition of adjacent deposits.

In 2002, Bibiani produced 242,432 ounces at a cash operating cost of US$180 per ounce compared to 253,052 ounces at a cash operating cost of US$170 per ounce in 2001 and 273,711 ounces at a cash operating cost of US$134 in 2000. The reduction in gold production was due to harder ore resulting in lower plant throughput and lower metallurgical recovery and in turn resulting in a higher cash operating cost per ounce produced. Costs were also impacted by a water shortage in the first quarter.

Milled throughput for 2002 was 2.57 million tonnes at a feed grade of 3.72 g/t compared to 2.77 million tonnes at 3.46 g/t the previous year and 2.76 million tonnes at 3.70 g/t in 2000. As was the case in the previous years, the reconciliation between the reserve model and the actual mined grade and tonnage showed a more positive variance than expected and the operation continued to exceed performance level predictions. Metallurgical recovery in 2002 decreased to 79.0% from 83.7% in 2001 (2000: 86.7%) due to the mining and processing of more refractory ore types during the year.

     Reserves

The proven and probable contained gold reserves at Bibiani as at December 31, 2002 and 2001 are set forth in the table below:

                                                    As at December 31, 2002           As at December 31, 2001
-----------------------------------------------------------------------------------------------------------------
                                  Estimated
                                   Average                            Contained                         Contained
                                Metallurgical      Ore                  Gold         Ore                  Gold
                                   Recovery       Tonnes     Grade     Ounces       Tonnes     Grade     Ounces
                                      %         (millions)    g/t    (millions)   (millions)    g/t    (millions)
-----------------------------------------------------------------------------------------------------------------
Proven reserves surface                86           1.9       1.8        0.1          1.4       1.9
Proven reserves tailings               60           4.4       1.1        0.1          4.4       1.1
Proven reserves total                               6.3       1.3        0.2          5.8       1.3        0.2
Probable reserves surface              86           3.5       3.3        0.4          6.1       3.2
Probable reserves tailings             60           0.4       1.0                     0.4       1.0
Probable reserves underground                       1.2       4.6        0.2
Probable reserves total                             5.1       3.1        0.6          6.5       3.1        0.7
-----------------------------------------------------------------------------------------------------------------
Total ore reserves                                 22.8       2.0        0.8         12.3       2.2        0.9
=================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

The Bibiani gold deposit lies within Birimian metasediments and related rocks which occur in the Proterozoic Sefwi Belt of southern Ghana. Gold and gold-bearing sulfide mineralization occurs in quartz filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometers.

For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

     Mining Methods

We conduct conventional open pit mining at Bibiani using a mining contractor. Mining is carried out using conventional drill and blast techniques and excavators and dump trucks. In line with the life of the open pit reserve, the mining contract comes to an end in 2004. No additional amounts are payable by us on termination.

     Processing Methods

Ore is processed using a conventional CIL processing system. Currently the plant is handling 2.7 mtpa of mainly primary ore with the potential to add 0.6 mtpa of tailings.

     Exploration and Development

During 2002 the evaluation of a trackless underground mining operation to exploit extensions of the open pit resources at depth was completed. The report concluded that the first phase of extending the mine should be via a ramp access system developed from within the main pit to enable extraction within approximately 100 metres of the base of the ultimate pit and to provide access for exploratory drilling that will target the deeper levels.

Mining of the Mpasetia deposit, located to the north east of the Bibiani concession, commenced in the first quarter of 2002 and contract haulage of the ore to the Bibiani processing plant started during the second quarter of 2002.

We have also taken steps to provide the mine with more water by constructing catchment ponds to provide backup to the reducing levels returning from the tailings dam.

     Power Supply

Bibiani mine obtains power from the VRA. We have very limited back-up power available and so our operations are dependent on power supplied by the VRA. In 1998 a severe drought drastically reduced the hydro-electric power produced by the VRA, which in turn resulted in a severe disruption of our operations. Processing was affected in the third quarter of 2002 due to persistent short duration power outages.

     Health, Safety and Environment

In 2002, Bibiani was awarded a NOSA four-star integrated rating and received ISO14001 accreditation. As part of an ongoing commitment to the local community and the environment, Bibiani has initiated an award winning program of revegetation at a former open pit mine site that was first re-filled, provided micro finance for a variety of community business projects, sponsored education programs and assisted in the health sector by supporting local hospitals and clinics as well as promoting HIV/AIDS awareness and prevention programs for both employees and the local community.

Iduapriem/Teberebie -- Ghana

     Introduction

The Iduapriem mine, which is owned by Ghanaian Australian Goldfields Limited, or GAG, is located in the Western Region of Ghana some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south west of Tarkwa. We acquired an 80% interest in the Iduapriem mine in 1996 when we acquired GAG's holding company.

Mining operations at Iduapriem commenced in June 1992 with the first gold poured in September 1992. A review of the economics of the mine was carried out in 1998 resulting in an anticipated closure of the mine at the end of 1999.

In June 2000, we acquired the entire issued share capital of Pioneer Goldfields Limited, or Pioneer, which owns 90% of Teberebie Goldfields Limited, or TGL (being the company which owns the mining lease to the Teberebie mine located adjacent to Iduapriem), together with inter-company loans which amounted to an aggregate of approximately US$20 million. The consideration was satisfied by us as an initial cash payment of US$5 million on completion and deferred cash payments of US$13.8 million payable in installments over a five year period. The terms of the agreement also include the potential for contingent consideration cash payments of up to US$5 million dependant upon minimum gold prices and production levels. On March 19, 2003, we entered into an agreement with Pioneer to reduce the remaining deferred consideration by US$1.1million. In exchange, we agreed to terminate all the continuing obligations of the Pioneer group under the original share purchase agreement. As at the date of this annual report, we have paid US$9.1 million of the deferred consideration owned to Pioneer. On August 23, 2000, Pioneer sold certain of the assets of TGL to Gold Fields
Ghana Limited for US$5 million in cash.

The acquisition of the Teberebie reserves thereby extended the Iduapriem mine's life to approximately 2012. The ore from Teberebie is processed through the CIL plant at Iduapriem.

Gold production by Iduapriem for 2002 was 185,199 ounces, compared to the previous year's 205,130 ounces. The cash operating costs increased to US$232 per ounce from US$214 per ounce in 2001, due to the lower gold production.

At 4.39 million tonnes, the ore mined in 2002 compared with 4.85million tonnes the previous year, whilst the mined grade at 1.66g/t was higher than the 1.58g/t achieved in 2001. The higher grade resulted from mining of the Teberebie ore blocks.

     Reserves

The proven and probable contained gold reserves at Iduapriem and Teberebie as at December 31, 2002 and 2001 are set forth in the table below:

                                                    As at December 31, 2002           As at December 31, 2001
                                                -------------------------------   -------------------------------
                                  Estimated
                                   Average                            Contained                         Contained
                                Metallurgical      Ore                  Gold         Ore                  Gold
                                   Recovery       Tonnes     Grade     Ounces       Tonnes     Grade     Ounces
                                      %         (millions)    g/t    (millions)   (millions)    g/t    (millions)
-----------------------------------------------------------------------------------------------------------------
Proven Reserves                        94          35.1       1.7        1.9         31.4       1.7        1.7
Probable Reserves                      94          13.9       1.7        0.8          7.2       1.7        0.4
-----------------------------------------------------------------------------------------------------------------
Total Ore Reserves                     94          49.0       1.7        2.7         38.6       1.7        2.1
=================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

During 2002, the proven and probable contained gold reserves at Iduapriem / Teberebie were re-estimated on the basis of new cost parameters based on the upgraded and expanded CIL plant which is to be commissioned in 2003.

     Geology

The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age.

The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

     Mining Methods

We conduct conventional open pit mining methods at Iduapriem and Teberebie.

From March 1998, ore and waste mining has been undertaken using a contract mining company.

     Processing Methods

The open pit ore is treated at Iduapriem/Teberebie using either CIL plant or heap leach processing technologies. A total of 185,199 ounces of gold was produced in 2002 from the Iduapriem CIL, Iduapriem heap leach and the Teberebie east heap leach plants, compared to 205,130 ounces in 2001. In 2002 a decision was taken to optimize the combined Iduapriem/Teberebie properties by expanding the capacity of the main processing plant. The processing plant is now being upgraded to increase throughput from 2.8mtpa to 4.5mtpa with recovery in excess of 94.5%. The project includes the installation of an additional SAG mill, upgrading of the leach and elution circuits, conversion from CIL to CIP, construction of a new crushed ore stockpile and reclaim conveyor system, the relocation of crushing activities to a larger, already operational crusher which is located adjacent to the Teberebie pits and the installation of an overland conveyor to transfer the crushed product to the Iduapriem processing plant. The upgrade of the processing plant was being completed and tied into the existing plant circuits at the end of the second quarter of 2003. The crusher and overland conveyor components of the project are expected to be completed and commissioned during the third quarter of 2003.

     CIL Plant

The CIL plant in its present configuration is composed of a primary jaw crusher followed by a secondary crusher and then a conveyor to transfer ore to the SAG mill. The SAG mill normally operates in open circuit and the mill discharge is pumped to a hydro cyclone circuit. The cyclone underflow is used as ball mill feed to allow finer grinding of the ore. The discharge from the ball mill is pumped to the hydro cyclone unit from where the cyclone underflow is transferred to leach and adsorption tanks, with a nominal residence time of 16 hours.

In 2002, the CIL mill throughput was 2.63 million tonnes of ore at a grade of 1.96g/t. This compares with CIL mill throughput of 2.73 million tonnes of ore at a grade of 1.92g/t in 2001. Gold produced from the CIL plant in 2002 was 147,726 ounces compared to 158,103 ounces in 2001, the reduction largely due to lower throughput and metallurgical recovery.

     Heap Leach

The Iduapriem heap leach plant was commissioned in November 1996 and shut down in mid 2002 as feed material stocks were depleted. For the heap leach operation at Iduapriem, ore feed was either direct tipped or reclaimed from the heap leach stockpile to a primary jaw crusher crushing at a rate of 2.4 mtpa. The product was then either hauled or conveyed to the active cells constructed on 10 meter high pads designed to contain 200,000 tonnes of crushed ore in each cell.

The solution from the cells was gravity fed to a series of ponds where a three stage upgrade of the solution occurred. At Iduapriem, the solution was then pumped to the CIL leach/adsorption tanks as process feed water solution or to the heap leach carbon columns where gold could eventually be recovered. The plant is currently on care and maintenance pending decommissioning and the heap leach stacks are being rehabilitated.

Heap leach operations are now focused on the Teberebie East plant where it is planned to continue operations until the end of 2003. At an average throughput of 1.6 million tonnes, the plant is presently being operated well below its design capacity. Solution is processed through the existing Teberebie gold recovery plant.

During 2002, heap leach gold production was 37,473 ounces compared to 47,027 ounces in 2001 due to the reduction in stacked tonnage following the cessation of crushing and stacking operations at the Iduapriem heap leach plant in 2001. A total of 1.13million tonnes were processed solely at the Teberebie heap leach plant compared to 2.63million tonnes at the combined facilities in 2001. The heap leach metallurgical recovery in 2002 was 91.3% compared to 61.7% in 2001, reflecting the recovery of gold from ores stacked but not fully leached at the Iduapriem pads during the previous year.

     Exploration and Development

Following on from the upgrade, a new life of mine plan has been prepared for the Iduapriem/Teberebie mines which includes the exploitation of the previously uneconomic old Iduapriem Blocks 3W, and 5 together with the inclusion of the Ajopa deposit. In 2002, exploration focused on the Ajopa concession and infill drilling between Blocks 7 and 8. In 2003, a review of mineralization below the present economic pit designs will be undertaken to assess the overall longer term potential of the underlying banket reefs across the Iduapriem and Teberebie properties.

     Power Supply

Iduapriem mine obtains power from the Electricity Company of Ghana, or ECG, which is controlled by the Government of Ghana and receives its supply from the Volta River Authority, or VRA. Power supplies have in the past been subject to outages and voltage fluctuations. We have very limited back-up power available and so our operations are dependent on power supplied by the VRA. In 1998 a severe drought drastically reduced the hydro-electric power produced by the VRA, which in turn resulted in a severe disruption of our operations. As part of the ongoing upgrade of the processing plant, a new 33KV transmission line has been installed to deliver the power required for the additional SAG mill.

     Health, Safety and Environment

Iduapriem was re-awarded a four-star NOSA rating during 2002 and, as with some of our other mines, is undertaking a program targeting a five star integrated NOSA rating and ISO 14001 accreditation. Rehabilitation work on the spent heap leach pads, the old tailings dam and disused waste dumps have been prioritized. The main focus of the rehabilitation program has been the planting of a variety of species of trees germinated in the mine's nursery. Iduapriem provides community assistance by supporting local education and medical facilities and a variety of community projects such as the provision of boreholes and pumps for clean water. There are programs in place to promote HIV/AIDS awareness and prevention for both employees and the local community.

     Financing

Iduapriem is financed by US$23.4 million of bank debt (excluding accrued interest of US$6.0 million) and, as at May 30, 2003, an additional US$4.7 million owed to Pioneer excluding contingent consideration payable upon an increasing gold price. Under the terms of the bank financing, we are not permitted to make any distribution to ourselves until this bank debt has been repaid in full.

Ayanfuri -- Ghana

We acquired the Ayanfuri mine, located in the Central Region of Ghana in 1996 from Cluff Resources. Exploration leading to the establishment of the Ayanfuri mine commenced in 1988 and following the preparation of a feasibility study, project construction started in 1994. Construction was completed at the beginning of October 1994 with the first gold bar poured at the end of November. Production since start-up to December 31, 2001 has been approximately 0.32 million ounces of gold. Mining was by open pit methods and the operation utilized heap leach processing technology in the treatment of the oxide ores.

In 2001, 329,000 tonnes at a grade of 1.2 g/t, compared with 1.12 million tonnes in 2000 at a grade of 1.22g/t, were processed. As at December 31, 2001, 11,517 ounces of gold were produced at a cash operating cost of US$243 per ounce compared to 36,316 ounces in 2000 at a cash operating cost of US$245 per ounce. The reduction in gold output was due to the depletion of the mine's ore reserves. At the end of the second quarter of 2001, the mining operations ceased and the mine closure plan is currently being implemented.

Siguiri -- Guinea

     Introduction

The Siguiri gold mine is located in the Siguiri District in the northeast of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. We own 85% of the Siguiri gold mine and the Government of Guinea owns the remaining 15%. We acquired our interest in Siguiri in 1996.

In 1985, Societe Aurifere de Guinee S.A., now called Societe Ashanti Goldfields de Guinee S.A., or SAG, was formed under the laws of the Republic of Guinea to explore the gold resources of the Siguiri concession. Initially, SAG was owned 51% by Chevaning Mining Company Limited, or CMC, and 49% by the Government of Guinea. In 1993, Golden Shamrock Mines Ltd of Australia acquired 100% of CMC and also renegotiated the terms of the agreement with the Government of Guinea such that the Government's equity interest in Siguiri was reduced from 49% to 15%.

SAG carried out alluvial gold mining operations in a small part of the concession between 1988 and mid-1992 and built substantial infrastructure in the area, including a town site now known as Koron. After modest gold production, these operations were discontinued. Following our acquisition of Siguiri, we began the development of a US$55 million heap leach mine and processing facility and the improvement of the access road to Siguiri. Operations began at Siguiri in 1998. The life of mine plan currently projects mining until approximately 2007.

In 2002, Siguiri produced a total of 269,292 ounces at a cash cost of US$230 per ounce, compared with 283,199 ounces at US$220 per ounce in 2001 and 303,381 ounces at US$181 per ounce in 2000. Production and cash costs were impacted by lower than targeted gold production from the stacked material during the year and higher mined tonnages.

A total of 9.46 million tonnes of ore were mined in 2002 compared to 8.52 million tonnes in 2001 and 10.8 million tonnes in 2000. The heap leach plant processed a total of 9.46 million tonnes grading at 1.16g/t compared to 9.06 million tonnes at 1.33g/t the previous year and 8.88million tonnes at 1.34g/t in 2000.

     Reserves

The proven and probable contained gold reserves at Siguiri as at December 31, 2002 and 2001 are set forth in the table below:


                                                    As at December 31, 2002           As at December 31, 2001
                                                -------------------------------   -------------------------------
                                  Estimated
                                   Average                            Contained                         Contained
                                Metallurgical      Ore                  Gold         Ore                  Gold
                                   Recovery       Tonnes     Grade     Ounces       Tonnes     Grade     Ounces
                                      %         (millions)    g/t    (millions)   (millions)    g/t    (millions)
-----------------------------------------------------------------------------------------------------------------
Proven Reserves                        90          19.1       1.2        0.7         20.9       1.1        0.7
Probable Reserves                      90          36.3       1.2        1.4         35.8       1.2        1.4
-----------------------------------------------------------------------------------------------------------------
Total Ore Reserves                     90          55.4       1.2        2.1         56.7       1.2        2.1
=================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

The SAG concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences.

Two main types of gold deposits occur in the Siguiri basin and are mined by SAG. These are :

o Laterite or CAP mineralization which occurs as aprons of colluvial or as palaeochannels of alluvial lateritic gravel adjacent to and immediately above in-situ mineralization

o Quartz vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralized rocks have been deeply weathered to over 100 meters in places to form saprolite or SAP mineralization.

The CAP and SAP ore types are currently blended and processed using the heap leach method.

     Mining Method

All ore and waste is mined using a mining contractor in a conventional open pit mining operation. Due to the weathering profile of the mineralized and associated waste zones, extensive areas can be freely dug by hydraulic excavators, with light blasting operations conducted where required.

The primary material movement fleet is a combination of 160 tonne and 100 tonne hydraulic excavators and 85 tonne trucks. The mining fleet includes auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access road construction, maintenance and rehabilitation work.

Ore is hauled directly to the primary crusher or to run-of-mine stockpiles adjacent to the primary crusher. Crushed ore from the primary crusher is delivered by conveyor to the treatment facilities for processing. In the event of conveyor failure, ore can be hauled to the original stockpile and crushing facilities and fed by front end loaders as part of the ore processing operation.

     Processing Method

Ore is currently processed using the heap leach method. The heap leach facility has a capacity of 9.0 mtpa. The facility includes the heap leach pad area, ore crushing, agglomeration and stacking system, solution ponds and gold extraction plant.

The CAP and SAP ores are blended, crushed and mixed with a cement binder to agglomerate the material, which aids percolation and pH-control and gives stability to the stacked ore. The material is then stacked in 10 meter lifts on large plastic sheeted pads. The stack is then sprayed with a dilute cyanide solution which percolates through the agglomerated ore, leaching out the gold in the process. The plastic sheeting prevents the cyanide solution from contaminating the ground and allows the gold-bearing solution to be gravitated to collection ponds. The solution is then either re-sprayed back onto heaps or pumped to the gold recovery section of the plants. Activated carbon is then added to adsorb the gold from solution. This is then eluted and the gold electro-won onto cathodes. The cathodes are smelted to produce dore bars.

Plant recovery for the year ended December 31, 2002 was 76.3%, up from 73.1% in 2001. The increased recovery reflects the cascade effect of incremental recovery from gold stacks on the heap in 2001 but not recovered until 2002. Plant recovery for 2001 reduced to 73.1% from 79.3% in 2000. This was largely due to solution reticulation and third layer stacking problems which resulted in lower than anticipated leach rates. During 2001, considerable work was undertaken to solve these problems. The third layer stacking was suspended while the solution management system was upgraded and the controls on blending the lateritic and saprolitic ore types improved. In 2002, solution reticulation capacity and the area under irrigation were increased and the locked up gold is presently being recovered.

     Siguiri CIP Expansion Plan

We have concluded a feasibility study to provide for the processing of predominantly SAP ores through a CIP processing plant. We expect the CIP facility, when fully commissioned, to have a capacity of 9.0 mtpa and to produce approximately 300,000 ounces of gold per year. The CIP plant will consist of a primary crusher followed by a scrubber where the plus 10mm fraction will be separated and re-directed to the heap leach agglomeration plant. The minus 10mm product (scrubbed slurry) will go through a classifying cyclone and the underflow will be ground in a ball mill. The milled product and cyclone overflow will be leached through seven mechanically agitated CIP tanks and the loaded carbon will be washed and eluted prior to electro-winning and smelting.

We plan to fund the capital costs through a combination of cashflow from Siguiri and corporate funding. Although we expect cash operating costs to decrease at Siguiri as a result of this expansion once it is fully commissioned, the principal advantage of the CIP plant is that we will be able to treat SAP ores alone. Currently the SAP ores must be blended with CAP ores in the appropriate proportions to be processed at our current facility. As the mine life for Siguiri has extended, and the CAP deposits in the area have been mined, there has been a gradually reducing ratio of CAP to SAP ores available to be treated through the heap leach facility. The change in the ratio of CAP to SAP ores has resulted in increased processing costs and less certainty over metallurgical recoveries because we have had to add more cement in order to stabilize the heaps. Once the CIP plant is commissioned, heap leach processing will be reduced to approximately 15% of the total tonnage processed, this tonnage representing the coarser and harder fraction of the ore being screened for grinding and CIP processing. We therefore expect production from the heap leach plant throughput to reduce to around 1.5 million tonnes per year and gold production to be around 50,000 ounces per year.

Engineering, design, procurement, site mobilisation and civils preparation work for the new CIP plant progressed through the first quarter. However, we have, by mutual agreement with the contractor, terminated the Siguiri CIP lump sum contract due to irreconcilable differences. We are reviewing the situation and assessing alternative options, which could impact on the project timetable and costs.

     Exploration and Development

In 2001, our exploration around the Siguiri mine site was mainly targeted at locating and defining CAP mineralization. Reserves were also outlined at Sintroko, 4 kilometers south of the Kosise pit and at Sokunu. During 2002 a new saprolite deposit was discovered at Bidini near Eureka Hill. Now that we have decided to construct the CIP plant to treat SAP ore, we will increasingly target future exploration for additional SAP mineralization.

     Power Supply

Siguiri mine is supplied with its power from diesel generating sets operated by a power provider. There is no access to the national power grid at Siguiri. Monthly consumption is presently around 3.7million kilowatt hours and the reliability of supply is dependent upon timely deliveries of diesel. Following commissioning of the CIP plant, power requirements will increase to around 10 million kilowatt hours per month and a new and more efficient power station is to be constructed, rated at approximately 20 megawatt capacity, to meet this power requirement. The new power plant, which will be owned and operated by a power provider, will use heavy fuel oil. The existing power plant will be maintained as a back up facility. The cost of power is presently US$0.134 per kilowatt hour while power from the new station is expected to cost around US$0.10 per kilowatt hour, at current oil prices.

     Health, Safety and Environment

Siguiri was awarded a five-star NOSA rating during 2002 and, as with some of our other mines, is undertaking a training and work program targeting a five star integrated NOSA rating and ISO 14001 accreditation. There is a comprehensive environmental monitoring system at Siguiri in respect of dust, noise and effluent control. A program of land restoration is in place with emphasis on re-grassing disused dumps and the planting of a variety of indigenous trees. Siguiri mine provides community assistance by supporting local education and medical facilities and a variety of community projects such as the provision of boreholes and pumps for clean water. There are programs in place to promote HIV/AIDS awareness and prevention for both employees and the local community.

Geita -- Tanzania

     Introduction

The Geita mine is situated in northwestern Tanzania approximately 90 kilometers from the regional capital of Mwanza and 20 kilometers south of Lake Victoria in an area known as the Lake Victoria Goldfields. The operation is currently owned and operated jointly by us and AngloGold Limited in a joint venture following the purchase of a 50% interest in the project by AngloGold Limited in December 2000.

Geita covers some 373 square kilometers of prospecting licenses with the inclusion of the AngloGold Limited Nyamulilima Hill license into the joint venture. Within this area a special mining license has been granted covering 114 square kilometers.

The Geita deposit was first mined as an underground operation between 1938 and 1966 and it is estimated some 940,000 ounces of gold were produced at a mean recovered grade of approximately 5.3 g/t. At this time Geita was the largest operating gold mine in East Africa. In the late 1980s, the area became the focus of artisanal mining. In 1991 Cluff Resources Plc, or Cluff, acquired the Geita East and Geita West prospecting licenses, SAMAX acquired the Kukuluma prospecting licenses and, in 1994, Cluff acquired the Geita Hill prospecting license. Both companies commenced exploration soon after obtaining their respective license areas. Cluff and SAMAX were acquired by us in 1996 and 1998 respectively.

A feasibility study for the project was completed by us in November 1998 which detailed the construction of a CIL processing plant, fuel fired power plant, mine village, services, related infrastructure and initial open pit mining activity. Extension and infill drilling continued during the construction period and the reserves and mine life were significantly increased with an improvement in overall economics.

The construction of the US$165 million Geita mine began in 1999 and was completed in 2000 on budget and ahead of schedule with gold production commencing in June 2000. A total of 1.24 million tonnes of ore at a grade of
3.00 g/t were mined at a strip ratio of 9.6:1 in the seven months ended December 31, 2000. By the end of 2000, 176,836 ounces of gold were produced at a cash operating cost of US$145 per ounce. In 2001, a total of 4.58 million tonnes were processed at a grade of 3.91 g/t and a recovery of 93.0%.

In the year ended December 31, 2002, 579,043 ounces of gold were produced at a cash operating cost of US$163 per ounce. We anticipate that production will be lower for the next two quarters due to lower mined grades as waste stripping continues in cut 3 at Nyankanga.

The total ore reserve at Geita increased during our period of exclusive ownership from zero ounces at the time of purchase in early 1996 to 7.8 million ounces at the end of 2000 when 50% of the project was acquired by Anglogold. We raised approximately US$335 million (prior to costs of disposal) on the sale in December 2000 of 50% of our interest in the Geita mine to AngloGold Limited.

In the last quarter of 2001, the haul road between the Kukuluma deposit and the processing plant was completed and a haulage contract was signed to commence production from that deposit in the first quarter of 2002.

We have upgraded the crushing system and leaching tank circuits in order to increase plant throughput capacity and gold production to between 5.6 and 6.0 million tonnes and 600,000 ounces per year respectively. This upgrade was completed in the first quarter of 2003.

     Reserves

The proven and probable contained gold reserves at the Geita mine, 50% of which are attributable to us, as at December 31, 2002 and 2001 are set forth in the table below:

                                                    As at December 31, 2002           As at December 31, 2001
                                                -------------------------------   -------------------------------
                                  Estimated
                                   Average                            Contained                         Contained
                                Metallurgical      Ore                  Gold         Ore                  Gold
                                   Recovery       Tonnes     Grade     Ounces       Tonnes     Grade     Ounces
                                      %         (millions)    g/t    (millions)   (millions)    g/t    (millions)
-----------------------------------------------------------------------------------------------------------------
Proven Reserves                        90          30.8       3.7        3.6         37.7       3.4        4.1
Probable Reserves                      90          39.6       4.6        5.8         25.0       4.5        3.6
-----------------------------------------------------------------------------------------------------------------
Total Ore Reserves                     90          70.4       4.2        9.4         62.7       3.8        7.7
=================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

Geita is found within the Archaean Greenstone belt terrain of Northern Tanzania and consists of a series of Banded Ironstone Formations, or BIF, within a generally poorly exposed sequence of felsic/intermediate volcanics. This sequence overlies mafic volcanics. The BIF, often in the form of distinct ridges, are complexly folded and thrust. Nearly all the gold mineralization is found within or in close proximity to the BIF.

A number of mineralized trends occur on the Geita concessions. The five kilometer long Nyankanga -- Lone Cone -- Geita Hill mineralized trend contains the bulk of Geita's reserves. The western portion of the Nyankanga deposit is hosted predominantly in an altered diorite while further east gold mineralization is associated with the more typical BIF units. Gold is associated with pyrite and silicic alteration and dips at 25-35 degrees to the north. At Geita Hill and Lone Cone, gold mineralization is associated with pyrite and silicic alteration with BIF units dipping 45-55 degrees to the north and north-west. The Kukuluma -- Matandani -- Area 3 West deposits are located in topographic lows incised into the ancient (Cretaceous) hill-top ferricrete plateau. Mineralization is related to sheared and folded BIF sequences within carbonaceous mudstones and felsic tuffs. Oxide gold mineralization extends up to 100 meters below surface while the primary gold ores are associated with pyrite and arsenopyrite sulfides.

In the far west of the Geita concessions, Nyamulilima Hill rises above the surrounding plains and comprises a BIF sequence flanked by felsic volcanics that have been intruded by silicified quartz felspar porphyry (QFP). The Ridge 8, Star and Comet and Roberts deposits are hosted in BIF and/or at the BIF/QFP contact. Gold is associated with disseminated pyrite and silicic and sericitic alteration.

     Mining Methods

The Geita Mine is an open pit operation with mineralized material extending below the lowest depth of all the pits. At present there are three pits in operation:

o    Nyankanga (the largest);

o    Lone Cone; and

o    Kukuluma:

Other pits to be mined in the future include Geita Hill, Chipaka, Matandani, Roberts and Area 3 West.

Mining of the ore and waste is carried out using conventional open pit techniques and is undertaken using a mining contractor. The key terms of the contract are the quantities to be mined over the life of the mine as engineered at the time of contract agreement and the termination agreement in which the parties can give each other notice, subject to compensation reflecting payment for capital spent by the contractor on plant and demobilization. At any one time, a number of pits will be in operation to provide mining flexibility and a blend of oxidized, transition and primary ores. The ore is hauled to the crusher where it is either tipped directly into the crusher or placed on the Run of Mine, or ROM, stockpile and rehandled later by front end loaders. All technical services, mine planning, mining contract management, survey control and geotechnical support functions are carried out by Geita mine staff.

Over the next five years the ore and waste mining rate is programmed to be close to 50 mtpa at a strip ratio of approximately 9:1. At the end of 2001, the mining contractor was changed following a re-tender of the contract to accommodate an increase in the mining rate.

The primary material movement fleet consists of a combination of Komatsu 785 and Caterpillar 77 trucks and a combination of Komatsu PC1100 and PC1800 excavators. The fleet comprises auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access, road construction, maintenance and rehabilitation. The equipment is owned by the mining contractor.

     Processing Method

The Geita processing plant has a name plate capacity of approximately 4.5 mtpa. The ore is crushed and then fed into a SAG and ball mill grinding circuit with a recycle crushing system. The material is passed through a gravity circuit comprising two Knelson concentrators and a "Gekko" in line leach reactor which treats the concentrate via an intensive cyanidation process. The pulp is thickened and then pumped into the leach tanks for leaching in cyanide. The loaded carbon is recovered and washed before being sent to the elution section of the plant for gold stripping and final conversion into dore. The stripping plant includes a 14 tonne capacity elution circuit with electro-winning (using stainless steel cathodes) and direct smelting of the calcined sludge.

We have upgraded the crushing system and leaching tank circuits in order to increase plant throughput capacity and gold production to between 5.6 and 6.0million tonnes and 600,000 ounces per year respectively. This upgrade was completed in the first quarter of 2003.

     Exploration and Development

During 2002, drilling continued on a number of deposits to outline additional reserves. Drilling was undertaken at Nyankanga, Geita Hill, Lone Cone, Roberts, Chipaka, Kukuluma, Matandani and Area 3 West. Over 88,000 metres of drilling was undertaken during the year, targeting mainly the depth extent of Nyankanga and the gap area between Geita Hill and Lone Cone. This demonstrated a 5kilometre long zone of gold mineralisation from Nyankanga to Geita Hill. Reserves at Geita Hill increased by 46% to 2.0 million ounces (20.2 million tonnes grading 3.1g/t) and by 16% to 5.7 million ounces (33.5 million tonnes grading 5.3g/t) at Nyankanga.

Infill drilling was also completed at Star and Comet (part of the original Nyamulilima licence block) during the last quarter of 2002. Significant intersection at Star and Comet included 7 metres grading 8.36g/t from 76 metres, 6 metres at 10g/t from 122 metres and 19 metres of 17.3g/t from 113 metres.

     Power Supply

Power is supplied by generators. In 2001, mechanical failures occurred on the prime generators at the Geita power plant necessitating the importation by the manufacturer of additional generator sets to secure power supplies. The manufacturers of the engines used in the power plant are in the process of rectifying the problems with these machines. Throughout this problem period, no significant material interruptions to processing resulted from the generator failure.

     Health, Safety and Environment

The Geita mine has been certified with an ISO1400 health and safety rating and has been awarded a NOSA four-star integrated rating during 2002. A training and work program is being implemented to improve safety, health and environmental standards and to upgrade the mine's NOSA rating to five star integrated.

There is a comprehensive environmental monitoring system at Geita in respect of dust, noise and effluent control. A program of land restoration is in place with emphasis on re-grassing disused dumps and the planting of a variety of indigenous trees. The Geita mine provides community assistance by supporting local education and medical facilities and a variety of community projects such as the provision of boreholes and pumps for clean water and financial and technical support for local micro business enterprises. There are programs in place to promote HIV/AIDS awareness and prevention for both employees and the local community.

     Financing

The Geita mine is financed by shareholder loans and a US$135.0 million project finance facility of which US$102.7 million was outstanding as at December 31, 2002. Geita is restricted from making distributions or repayments of shareholder loans until the debt service reaches a specified level and it shall be further restricted from making such payments if certain financial covenants are not met or if the aggregate marked-to-market value of the hedges relating to the Geita mine exceeds a figure which is currently US$132.5 million (negative). In addition, Geita is obliged to make mandatory repayments of the Geita facility whenever it pays a dividend or other distribution, including repayment of shareholder loans.

Freda-Rebecca -- Zimbabwe

     Introduction

We acquired the Freda-Rebecca mine in 1996 with the acquisition of Cluff Resources. The mine is located at Bindura in Zimbabwe. We now conduct underground mining operations at Freda-Rebecca as the open pits were mined out in 1998. The ore is processed by means of a conventional CIL plant which was designed to treat open pit sulfide ore. The life of mine plan currently projects mining until approximately 2005 at current production rates.

In 2000 a total of 112,164 ounces was recovered from the processing of 1.0 million tonnes of ore grading 3.89 g/t at a metallurgical recovery of 89.8%. In 2001, a total of 1.156 million tonnes of ore was mined from underground. In the 12 months ended December 31, 2001, Freda-Rebecca mine produced 102,654 ounces of gold at a cash operating cost of US$222 per ounce compared to US$198 per ounce in 2000. The head grade was 3.30 g/t, whilst the metallurgical recovery was 86.4%. In the year ended December31, 2002, 1.077million tonnes of ore was mined and we produced 98,255 ounces of gold at a cash operating cost of US$214. The headgrade was 3.22g/t and the metallurgical recovery was 82.2%. Over the past few years the robust, higher grade, easier production ore blocks have been mined, resulting in production being at a higher than average reserve grade. In 2002, metallurgical recovery continued to be impacted upon by mechanical problems in the milling and leach tanks sections of the processing plant as well as the processing of more refractory ores emanating from the western extremity of the mine. The lower production was due to planned and unplanned maintenance down time on the SAG mill and lower metallurgical recovery that resulted from fluctuating throughput rates and reduced leach tank capacity. Over the last year, due to the support price mechanism set by the Government of Zimbabwe, the price realized per ounce on the sale of gold to the Government of Zimbabwe, when translated at the official exchange rate, has been higher than the prevailing market price. In 2003, at the request of the Zimbabwe Chamber of Mines, the Reserve Bank of Zimbabwe extended the Government's export support scheme to include gold producers thereby replacing the gold support price mechanism which existed in 2002. The gold producers will now receive Zimbabwe 800 dollars for every US dollar worth of gold produced. In 2003, the foreign exchange position in Zimbabwe was severely constrained and the release of hard currency from Zimbabwe was slow. This could also impact on production in 2003.

     Reserves

The proven and probable contained gold reserves of Freda-Rebecca as at December 31, 2002 and 2001 are set out in the table below.

                                                    As at December 31, 2002           As at December 31, 2001
                                                -------------------------------   -------------------------------
                                  Estimated
                                   Average                            Contained                         Contained
                                Metallurgical      Ore                  Gold         Ore                  Gold
                                   Recovery       Tonnes     Grade     Ounces       Tonnes     Grade     Ounces
                                      %         (millions)    g/t    (millions)   (millions)    g/t    (millions)
-----------------------------------------------------------------------------------------------------------------
Proven Reserves                        83          3.8        2.5        0.3         4.3        2.5        0.3
Probable Reserves                      83          1.0        2.5        0.1         1.1        2.4        0.1
-----------------------------------------------------------------------------------------------------------------
Total Ore Reserves                     83          4.8        2.5        0.4         5.4        2.5        0.4
=================================================================================================================

For economic studies and the determination of cut-off grades, we assumed a gold price of US$300 per ounce.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

     Geology

Freda-Rebecca mine is situated approximately in the middle of the Harare-Shamva Archaean Greenstone Belt. Gold mineralization is controlled by both lithology and structure and is associated with sulfides. The sulfides exhibit two styles. The older style is of a disseminated nature and is the primary auriferous phase. The younger style is shear-hosted and occurs in narrower widths. This style, especially where fine-grained, is associated with higher grades. In both styles, sulfides are fine to coarse grained. Primary sulfides are pyrite, arsenopyrite, pyrrhotite and chalcopyrite. Mineralization is also associated with chlorite, silicic and carbonate alteration.

     Mining Methods

In the initial phase of development, Freda-Rebecca was an open pit operation with two pits. The Rebecca pit was mined down to a depth of 100 meters by open pit method. We now utilize open-stoping with subsequent fill at the Rebecca pit for underground mining. This is used to exploit the Rebecca Upper East and Lower East. Four underground mining methods: sub-level stoping, room and pillar, ramp in stope and panel stoping, are used at the Freda-Rebecca mine. Sub-level stoping with troughs is now the dominant mining method.

     Processing Methods

Crushed material is conveyed into two separate milling modules, each consisting of a SAG mill in closed circuit with a 750mm diameter cyclone (one standby) to produce an overflow of 80%. About 30% of primary cyclone underflow is bled off into Knelson concentrators for coarse gold recovery while the overflow is de-watered in two cluster cyclone sets to 48-50% solid prior to gravitation into the leach circuit. The leach train consists of three mechanically agitated pre-leach tanks in series and nine CIL tanks providing a total residence time of about 48 hours.

     Exploration and Development

Exploration continues to focus around the 16 square kilometer Freda-Rebecca mining lease. At the mine site, exploratory drilling was principally directed at the up dip extension of the Freda shear towards the old Promoter pit. Surface extensions to the Phoenix Prince deposit are also being evaluated. On the two square kilometers of claims on the RAN mine, which is located to the east of the Freda-Rebecca mine, drilling intersected copper/gold mineralization over a strike length of 500 meters and we are currently undertaking a feasibility study to determine the economic viability of processing this copper/gold mineralization through the Freda-Rebecca plant. We have an option to acquire any reserves found on the RAN claims by completing a feasibility study and paying an upfront royalty on any gold reserves delineated. Limited exploration has also been undertaken on the Mazoe EPO which surrounds the Freda-Rebecca mining lease where we are in joint venture with a third party.

     Economic/Political Situation

The economic and political situation in Zimbabwe during 2002 continued to pose a series of difficult problems for the management team. The foreign exchange constraint and the fixed exchange rate coupled with high inflation put severe pressure on the supply function causing delays in receiving supplies. Additionally, prices being quoted by suppliers increased, resulting in higher operating costs. However, we have the approval of the Reserve Bank of Zimbabwe, or RBZ, to retain a portion of our gold production offshore to meet foreign currency operating and capital expenditure payments and to repay our debt. Pursuant to this approval, during 2001 the Freda-Rebecca mine utilized approximately US$7.1 million to meet overseas supplier payments and US$6.9 million was repatriated to settle debt. In 2002, a further US$8.6million was applied to settle debt.

Revenue from Freda-Rebecca benefited in 2001 and 2002 from a support price set by the Zimbabwean Government. This support price was set at a higher level than the prevailing open market gold price as a concession for gold mining companies receiving a substantial part of their bullion sales in Zimbabwe dollars and to help counteract the high cost of operating in Zimbabwe. In 2003, at the request of the Zimbabwe Chamber of Mines, the Reserve Bank of Zimbabwe extended the Government's export support scheme to include gold producers thereby replacing the gold support price mechanism which existed in 2002. The gold producers will now receive Zimbabwe 800 dollars for every US dollar worth of gold produced. In 2003, the foreign exchange position in Zimbabwe was severely constrained and the release of hard currency from Zimbabwe was slow. This could also impact on production in 2003.

     Power Supply

Freda-Rebecca mine obtains power from the Zimbabwe Electrical Supply Authority which is in turn supplied principally from the Kariba and Cahora Bassa hydro electric power stations in Zambia and Mozambique respectively. The Zimbabwe national grid is however also linked into other sources including the coal fired thermal plant at the Wankie colliery in Zimbabwe, and interconnectors to South Africa and the Democratic Republic of Congo. In recent years the shortage of foreign exchange has resulted in the Zimbabwe Electrical Supply Authority accumulating significant debt to its suppliers resulting in possible future insecurity of supply. Power supplies are sometimes unreliable with severe voltage fluctuations and a relatively high incidence of disruptions due to equipment failures or lightning hits on sub-stations.

     Health, Safety and Environment

Freda-Rebecca was awarded a four-star integrated NOSA rating during 2002 and, as with some of our other mines, is undertaking a training and work program targeting a five star integrated NOSA rating and ISO 14001 accreditation. Rehabilitation works on the spent heap leach pads, the tailings dam and disused waste dumps have been prioritized. The main focus of the rehabilitation program has been the planting of a variety of species of trees germinated in the mine's nursery. The Freda-Rebecca mine provides community assistance by supporting local education and medical facilities and a variety of community projects such as small scale farming enterprises. There are programs in place to promote HIV/AIDS awareness and prevention for both employees and the local community.

Exploration

     General

Our exploration strategy to date has been to focus on gold projects only in Africa. We have projects in the major prospective gold belts of West, Southern and East Africa. Exploration at our existing mines is conducted by personnel at the mine sites whereas exploration around the mines and elsewhere in Africa is conducted by staff from Ashanti Exploration, a division of our company.

We believe that the African continent offers a wide range of exploration and development opportunities, and that we are particularly well positioned to take advantage of these opportunities because of our operational base in the region and our position as an African gold mining company.

Many countries in which we are conducting exploration operations, or are considering conducting operations, are characterized by political instability and economic uncertainty. When deciding whether to pursue an exploration project, we assess its geological potential, current and future political stability of the country in which a potential project is located, its regulatory and fiscal regime, security of title to property and economic conditions, as well as the project area's access to infrastructure such as roads and power.

During 2002, our exploration focus continued to be on and around our existing mining operations where the full benefit of additional reserves could be more rapidly realized, as discussed for each mine site above. However, whilst focusing on gold production, we would also consider significant exploration and development opportunities in Africa in precious metals outside our current mine sites and outside our core business area should they arise. Our platinum group metal project in South Africa is an example.

All mine development expenditure at existing mines was provided from working capital and cash revenues from the mines. However, we also have exploration activities proceeding outside our existing mines, which we have funded from corporate resources.

Set out below are details of exploration at sites other than the mine sites.

     Tanzania

Outside the Geita concessions we have continued our regional assessment of the Lake Victoria Goldfields during the year and at the end of 2002, was granted the 2,075 kilometer Kigosi permit.

     Cote d'Ivoire

Regional geochemical soil anomalies were outlined on the Korokaha and Bondoukou permits during the first half of the year. However, no follow up was undertaken as a result of the political/security situation in the country during the latter half of 2002.

     Mali

Five new Exploration Authorizations were acquired in southern Mali during 2002 and will be evaluated this year.

     D.R.Congo

During 2001, we increased our Kimin concession by 6,000 square kilometers to 8,000 square kilometers to cover most of the historically productive Kilo greenstone gold belt of northeastern D.R.Congo. A deterioration in the security situation in the general vicinity of this concession has delayed the commencement of exploration activities.

     Burkina Faso

At our Youga project where we are in a 50-50 joint venture with Echo Bay Mines, a probable open pit reserve of 5.0 million tonnes grading 3.2 grammes per tonne (equivalent to 0.5 million ounces) has been outlined.

     Ghana

Exploration continued on a number of prospecting licenses in the gold belts of southwest Ghana.

     South Africa

During 2002, we acquired our first non-gold exploration project in South Africa. Tameng Mining and Exploration (Pty) Limited in which we have a 40% equity interest was awarded through competitive bidding. Platinum Group Metal, or PGM, mineral exploration rights were acquired on the farm M'phatlele's Location 457 KS in the northeastern limb of the Bushveld Igneous Complex. The sub-outcrops of the Merensky and UG2 reefs, which are the principal mineralized horizons for PGM's in the Bushveld Igneous Complex, have been mapped on M'phatlele's Location over a strike length of eight kilometers. In January 2003, we entered into a shareholder agreement with a black empowerment company which will govern the operation of the project. This agreement is subject to various conditions including the issue of the prospecting licence by June 30, 2003 (or a later date as the parties may agree). Exploration of this site is expected to commence in 2003.

Refining Contracts and Marketing

We derive the majority of our income from the sale of gold produced by our mines which we sell under agreements with gold refiners.

We have separate gold refining and purchasing arrangements for each of our mining properties. As of the date of this annual report they are as follows:

Mine             Refiner
--------------------------------------------------------------------------------
Obuasi:          N.M. Rothschild & Sons
Bibiani:         Societe Generale
Iduapriem:       UBS AG, Zurich
Siguiri:         Bank of Nova Scotia
Freda-Rebecca:   Reserve Bank of Zimbabwe
Geita:           Societe Generale de Paris

Gold is shipped to a refiner and upon receipt the relevant company is normally credited with funds representing the value of 99% of the gold received within three business days. The remaining 1% balance is credited after adjusting for any differences between our assay and the refiner's assay and refining charges. These amounts are paid directly into accounts in London, with the exception of those payable to Freda-

Rebecca of which approximately 80% is paid within Zimbabwe. For our Ghanaian mines, portions of these receipts are repatriated to Ghana through the Bank of Ghana. Risk passes to the refiner either on delivery to the designated airport or to the refiner, depending on the contract. Currently, like many other Ghanaian gold mining companies, we cannot obtain insurance coverage for the transported gold until it reaches the airport.

Gold bars produced by mining companies can be of any size and we typically produces bars averaging about 800 ounces in weight. It is general practice for the refiner to recognize the value of the silver contained in the gold bar and we are credited accordingly. The refinement process upgrades the gold to 99.99% purity by a process of electrolysis.

The Gold Market

Gold is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewelry (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions and official coins. Some purchasers of official gold coins and of high-carat, low mark-up jewelry may be motivated by investment, so that the net private gold bullion purchases alone do not necessarily represent the total investment activity in gold. Central banks buy, sell and hold gold bullion as part of their national investment strategies.

The gold bullion market is deep and liquid. Purchases and sales of gold take place around the globe in all sizes and forms. In London, gold trading is conducted by a number of bullion houses, with prices set twice daily by the five members of the "ring". The ring was originally established to determine the price that represents the benchmark for trades and contracts. The price set is the one at which orders to buy and sell are perfectly matched. Prices are determined in the morning and afternoon, the so called A.M. and P.M. fixes, for each trading day.

This market provides the foundation for many derivative instruments, including futures, options, warrants and swaps. Substantial producers and purchasers use these markets to hedge their respective positions. The process for a producer involves the use of forward contracts and derivative instruments to hedge part of the production against falls in the gold price. Although hedging exposes us to risks, it is intended to help us secure a predictable cash flow which assists in planning and forecasting future revenues, therefore helping to ensure that financial commitments and other undertakings can be met.

Ghana

     Introduction

Ghana is located in West Africa and covers an area of approximately 238,000 square kilometers with a population of approximately 20 million. The State of Ghana was created in 1957, when it became the first of the former colonies in West Africa to gain independence. The official language of Ghana is English and the country is located between the French-speaking countries of Cote d'Ivoire and Togo.

     Political Background

The period from the granting of independence in 1957 to 1981 was turbulent in the political history of Ghana. During this time, Ghana's governments alternated periodically between military and civilian rules. After the military coup which brought him into power the second time, Flight Lieutenant Jerry Rawlings and his Provisional National Defence Council government ruled the country for 11 years, during which time relative political stability and economic progress was achieved. In November 1992, Jerry Rawlings was elected President in the first democratic election in over a decade.

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

Presidential and parliamentary elections took place in December 1996. Both elections this time were contested and President Rawlings won again with 57.5% of the total votes and the ruling NDC party took 132 of the 200 seats in parliament. Elections were held again in December 2000. Jerry Rawlings was unable to stand for President, having completed his two terms, and there were seven new candidates contesting the presidential election. The first round was inconclusive, with no candidate achieving the required 50% majority. A second round was conducted in early January 2001 between Professor J.E.A. Mills of the National Democratic Congress and Mr. J.A. Kufuor of the New Patriotic Party, which was won by Mr. J.A. Kufuor with 56.9% of the votes cast. The 2000 parliamentary elections also resulted in a defeat for the ruling NDC party, with the NPP winning a total of 99 seats to the NDC's 92 seats. Smaller parties and independent candidates hold the other nine seats. The next elections in Ghana are scheduled for 2004.

     Political Structure

The Constitution, which came into force on January 7, 1993, and is the supreme law of Ghana, establishes the political structure of the government and enshrines a number of fundamental human rights and freedoms (for example, personal liberty, non-discrimination, freedom of expression and concepts of natural justice). The Constitution specifically preserves as current law the written and unwritten laws of Ghana as they existed before the date of the Constitution (except that they are to be construed in conformity with the Constitution) and provides that, as a general matter, other than as provided in the Constitution, the existing law is not to be affected by the adoption of the Constitution. For this reason, and due to the different manifestations of the Government over the years, the principal legislation includes decrees and legislation promulgated by previous governments.

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

The judiciary is independent from the President, the legislature and the executive and subject only to the terms of the Constitution. The judicial branch consists of a Supreme Court, the Court of Appeal, the High Court, Regional Tribunals, and such lower courts or tribunals as Parliament establishes.

     Economy

Ghana is comparatively well-endowed with natural and human resources. It has a good supply of fertile land suitable for growing a broad range of agricultural commodities, and considerable forestry, fishing and mineral resources, as well as hydro-electric power resources. Agriculture accounts for approximately 50% of its gross domestic product, with cocoa being the most important crop.

The unit of currency in Ghana is the cedi. The cedi has been characterized by continuous depreciation against the US dollar over the last decade. The exchange rate was determined by auction until 1992. Currently the exchange rate is set by an interbank market for foreign exchange and the rates are now largely determined on the basis of market forces. During 2000 the cedi experienced rapid depreciation.

However, in 2001, mainly through the exercise of more prudent fiscal and monetary policies by the new Government, the cedi was relatively stable against almost all the major currencies with depreciation against the US dollar of only 3.7% for the year, compared with 49.5% for the corresponding period in 2000. Inflation, which stood at 40.5% at the end of 2000 and peaked at about 42% in March 2001, was down to 21.3% in December 2001. In January 2003, inflation reduced further to 16.3%.

As part of the measures to promote capital and investment growth and to assist the development of venture capital companies the Government, in its 2002 budget, has reduced stamp duty on stated capital from 2.0% to 0.5%.

     Economic Recovery Program

Ghana experienced a protracted economic decline in the mid 1970s and early 1980s. The decline was marked by high and accelerating inflation resulting in overvaluation of the Cedi with the trade account moving into deficit in 1981 after several years in surplus. Lack of foreign investment, emigration of skilled labor and Government policies favoring rapid industrialization through import substitution all weakened the productive base of the economy. Faced with sharply rising inflation, an economic slump and a mounting external deficit, the Government sought outside assistance.

In April 1983, the Government introduced the Economic Recovery Programme, or ERP. The ERP incorporated recommendations of the International Monetary Fund, or IMF, and World Bank. The main elements of the ERP were to reduce inflation and achieve equilibrium, to reduce the mounting budget deficit and to promote economic growth and export recovery through a realignment of incentives towards productive activities. The program also highlighted the need for structural reform, economic liberalization and improving the availability of essential consumer goods.

The ERP, and subsequent actions by the government, are widely considered to have been generally successful in restoring Ghana's economic health. The economy is still dependent on aid but Ghana ceased in 1991 to rely on IMF balance of payments support, following a period of rapid economic adjustment financed by concessional loans from the IMF. By Sub-Saharan African standards, Ghana has achieved an impressive growth performance.

A Value Added Tax, or VAT, was successfully introduced at the end of 1998. The Government is currently in the process of implementing various measures, including fiscal reforms, designed to improve the economic situation. To this effect, a national reconstruction levy was introduced in 2001.

     Highly Indebted Poor Country Initiative

With the large infusion of external loans to finance the ERP, the country's debt carrying capacity was over-stretched without achieving the expected corresponding export recovery. Therefore, in March 2001, the new Government decided to take advantage of the Highly Indebted Poor Country initiative, which provides debt relief from both bilateral and multilateral creditors. This initiative is aimed at restoring the country to a sustainable debt carrying capacity and to free resources for a poverty reduction program in the near-term of 2002 to 2004.

     Mining

After going through a period of contraction for many decades, the Ghanaian mining sector grew markedly during the 1990s. Since 1983, the Government has introduced a number of incentives for mining companies, with the result that new investment has increased. Encouraged by support from the World Bank, together with the provision of debt and guarantee facilities from the International Finance Corporation, gold mining has enjoyed a renaissance, with output more than quadrupling since 1987. The vast majority of the output comes from underground and open pit mines in the Western and Ashanti regions.

Regulations and Leases

     Ghana

     Minerals and Mining Law

     General

Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (P.N.D.C.L. 153), or the Mining Law.

Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licenses or leases.

A license is required for the export or disposal of such minerals and the Government has a right of pre-emption over all such minerals. The Government of Ghana shall acquire, without payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A license or lease granting a mineral right is required to reconnoiter or prospect for or mine a mineral in Ghana, and the Minister of Energy and Mines has power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of natural resources and co-ordinating policies relating to them. The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless specifically exempted.

A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines' prior written approval.

     Control of Mining Companies

The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

o "shareholder controller" means a person who, either alone or with certain others, is entitled to exercise, or control the exercise of, 20% or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary,

o "majority shareholder controller" means a shareholder controller in whose case the percentage referred to above also exceeds 50%, and

o "indirect controller" means a person in accordance with whose directions or instructions the directors of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5% or more of the voting power of a mining company he is required to notify the Minister of Mines.

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

The Mining Law also gives the Government the right to acquire a special share in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The Government holds such a share in us, called the Golden Share.

Our Regulations also require us and our directors to comply with any order made by the Minister of Mines under the provisions of the Mining Law and provide that any action taken by us or our directors in pursuance of any such order shall be final and conclusive and binding on all persons.

     Payments and Allowances

The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 12% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30% or lower will attract a royalty of 3%. For every 1% that the ratio exceeds 30%, the amount of the royalty will increase by 0.0225% up to a maximum of 12%. The laws of Ghana currently provide for income tax at a rate of 30%. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits.

In 2002, the Ghanaian tax legislation was changed so that unutilized losses and capital allowances existing at January 1, 2001 can only be carried forwards for five years. If not used by that time they will be lost. Losses and capital allowances incurred after January 1, 2001 can be carried forwards without limit.

     Retention of Foreign Earnings

Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments. Our operations in Ghana are permitted to retain 60% to 80% of its foreign exchange earnings in such an account. In addition, we currently have permission from the Bank of Ghana to retain and use outside Ghana US dollars required to meet payments to our hedge counterparties which cannot be met from the cash resources of our treasury company.

     Leases

Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 Km'pp'2 for any grant and 150 Km'pp'2 in aggregate. A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner. Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal.

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving "localization", being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder: fails to make payments under the Mining Law when due; is in breach of any provisions of the Mining Law or of the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals; becomes insolvent or bankrupt; makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false; or for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law. Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the state on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the state at the depreciated cost.

The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister). An owner or occupier of any land subject to a mineral right may apply to the holder for compensation and the amount of the compensation shall, subject to the approval of the land valuation board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the land valuation board). The land valuation board has in the past increased amounts of compensation payable to owners and occupiers.

The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations. A range of activities and breaches of the Mining Law including obstructing the Government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at current exchange rate, approximately US$70), and the maximum term of imprisonment is two years.

     Proposed amendment to Mining Law

A bill has been drafted which, if enacted, will replace and repeal the existing Minerals and Mining Law 1986 and all other regulations under it. The bill may never be enacted or, if enacted, might be enacted with substantial modifications. For the most part the bill consolidates with modifications the existing law.

The key material modifications to the current regime proposed in the current draft are:

o the right of the government to acquire a 10% "free carried" interest in a mining company is to be amended so that in future it will be acquired on terms prescribed or on terms to be agreed; the bill does not currently prescribe any terms. In addition the right of the government to acquire a further 20% interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;

o there are provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into with approval of parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than US$500 million to deal with, in addition to matters relating to environmental liabilities; the exercise of discretion and settlement of disputes;

o the bill sets out the compensation principles for disturbance of an owner's surface rights;

o the proposed draft bill and regulations state that royalties are payable by the holder of a mining lease at a rate of 4% to replace the existing sliding scale of 3-1/2% for gold produced from its mining operations; and

o the right of the government to be issued with a special share in a mining company still exists although the consent of the special shareholder will only be required for the disposal of mining lease and/or material assets, which are situated in Ghana.

     Mining Properties

     Obuasi Mining Lease

Our current mining lease for the Obuasi area was granted by the Government of Ghana on March 5, 1994. It grants to us the mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, the Lease Area.

We may, not less than one year before expiry of the relevant lease, apply for an extension and if we are not in default at the time we shall be entitled to an extension upon such terms and conditions as the parties may then agree. The Government of Ghana also granted to us the exclusive rights to work, develop and produce gold in the Lease Area (including the processing, storing and transportation of ore and materials) together with the rights and powers reasonably incidental thereto subject to the provision of the relevant lease for that term.

We are required to pay to the Government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20%) at the rate of approximately US$5 per square kilometer and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. We are required to pay tax and effect foreign exchange transactions in accordance with the laws of Ghana.

Upon the termination or expiration of the agreement, immovable assets in the lease area and all other appurtenances in pits, trenches and boreholes shall become the property of the Government of Ghana without charge. All materials, supplies, vehicles and other moveable assets that are fully depreciated for tax purposes shall become the property of the Government of Ghana without charge. Other such property shall be offered to the Government of Ghana at the depreciated value within 60 days. If the Government of Ghana does not accept the offer within a period of 60 days we may sell, remove or otherwise dispose of the property during a period of 180 days after expiry of the offer. All such property not sold, removed or otherwise disposed of shall become the property of the Government of Ghana without charge. Upon termination or expiry of the agreement, we shall leave the Lease Area and everything therein in a good and safe condition and, unless the Chief Inspector of Mines otherwise directs, shall take all reasonable measures to leave the surface of the Lease Area in good and usable condition.

The agreement is not assignable in whole or in part by us without the consent of the Government of Ghana. The Government of Ghana may impose such conditions precedent to the giving of consent as it may deem appropriate in the circumstances. No assignment however may relieve us of our obligations under the agreement except to the extent that such obligations are actually assumed by the assignee. When new laws and conditions coming into existence subsequent to the date of the agreement unfairly affect the interests of either party to the agreement, the agreement may be renegotiated at the request of the unfairly affected party. The agreement is governed by and construed in accordance with the laws of Ghana. Security over the Obuasi mining lease has been granted to the lenders under the enlarged revolving credit facility by way of a fixed charge over the Obuasi mining lease. The Government of Ghana (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on June 21, 2002.

     Ayanfuri Mining Leases

We have title to the Ayanfuri and Nanankaw mining leases covering an aggregate area of 100 square kilometers, granted on June 7, 1994 for a period of 10 years. The terms and conditions of the leases are consistent with similar leases granted by the Government of Ghana as detailed in the discussion above of the Obuasi mining lease.

     Bibiani Mining Lease

Bibiani had title to a 50 square kilometer mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted by the Government of Ghana as detailed in the discussion above of the Obuasi mining lease. With effect from October 1, 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited. Security over the Bibiani mining lease has been granted to the lenders under the enlarged revolving credit facility by way of a fixed charge over the Bibiani mining lease. The Government of Ghana (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on June 21, 2002.

     Iduapriem Mining Lease

We have title to the 33 square kilometer Iduapriem mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted by the Government of Ghana, as detailed in the discussion above of the Obuasi mining lease.

     Teberebie Mining Leases

Teberebie has two leases, one granted in February 1998 for a term of 30 years and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted by the Government of Ghana, as detailed in the discussion above of the Obuasi mining lease.

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

The holder of a mining lease may abandon his holding by applying in writing to the Mining Commissioner and obtaining a certificate of abandonment. Forfeiture may be enforced by the Mining Commissioner if the owner fails to obtain an annual inspection certificate which certifies that the owner has met certain production and development criteria.

Environmental issues are subject to the Environment Act which requires among other things that an Environmental Impact Assessment be undertaken on the commencement of new mining projects. At the termination of the lease the owner has the right to freely dispose of his assets and to obtain a quittance certificate from the Mining Commissioner.

     Freda-Rebecca Mining Leases

We have a mining lease for our Freda-Rebecca operation. The application was originally approved in 1994 and is renewed on an annual basis with no specific term though it may be terminated by the Government of Zimbabwe if we fail to obtain an annual inspection certificate from the Mining Commissioner certifying that we have met production and development criteria.

     Guinea

     General

In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

     Siguiri Mining Leases

Our Guinea subsidiary, Societe Ashanti Goldfields de Guinee S.A., has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.

The original area granted encompassed 8,384 square kilometers which our subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometers per block totaling not more than 1,500 square kilometers by November 11, 1996. The retrocession actually reduced the Siguiri concession area to four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22 year period from November 11, 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements in the Convention de Base are:

o the Government of Guinea holds a 15% free-carried or non-contributory interest: a royalty of 3% is payable on the value of gold exported; a local development tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production;

o our subsidiary is committed to adopt and progressively implement a plan for effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary, or if our subsidiary goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

The net outstanding balance of VAT recoverable by us from the Government of Guinea but not yet repaid was approximately equivalent to US$5 million as at December 31, 2002.

     Tanzania

A special mining license of 114 square kilometers for the development of the Geita mine was issued by the Minister for Energy and Minerals of Tanzania in June 1999, expiring in 2024. The mine is now the subject of a joint venture in which we have a 50% interest.

Under the Tanzanian Mining Act 1998, during the period of a license, a licensee is obliged to follow the proposals in relation to prospecting, mining and the environment as set out in their original license application approved by the Minister for Mining Affairs. Holders of special mining leases must develop the mining area in compliance with the programme of mining operations and environmental management plan approved by the Minister for Mining Affairs. The prospecting, special mining or mining license can, by notice in writing, be suspended or cancelled if the holder of such license fails to comply with the Act (and any applicable regulations), the conditions of the license, a development agreement (if applicable) or fails to pay any amount payable under the Act. A license will not be renewed at the end of the license period if the holder is in default of his license (which includes being declared bankrupt or insolvent).

Current government fiscal policies are regarded as internationally competitive, and include reasonable depreciation provisions and exemption from VAT and customs duties. Royalties on mineral production are levied at the rate of 3% of the net back value of the minerals. The net back value is the market value of the minerals at the point of delivery within Tanzania. There is also a 10% withholding tax levied on the transfer of branch profits or dividends overseas.

     Exploration Properties

In general, the exact conditions of the tenements of our exploration properties vary depending on the country in which the tenement is located and the historical background to the tenement application. Generally, however, the tenements extend to us (or our joint venture partner) the right to explore for gold (and other minerals) for a period of time which may or may not be renewable during which time we are able to establish the existence or not of economic mineralization, and to complete any feasibility studies, obtain any environmental approvals and to submit an application for a mining lease.

     Royalty Payments and Terms

Following are royalty payments and related rates for the past three years:

                                        Year ended December 31,
                       ------------------------------------------------------
                              2002                2001               2000
                       ------------------------------------------------------
                       Royalties          Royalties          Royalties
Country    Property      US$m      Rate      US$m     Rate      US$m     Rate
-----------------------------------------------------------------------------
Ghana      Obuasi         5.0      3.0%      4.3      3.0%      5.4      3.0%
Ghana      Ayanfuri        --      3.0%      0.1      3.0%      0.3      3.0%
Ghana      Iduapriem      1.7      3.0%      1.7      3.0%      1.4      3.0%
Ghana      Bibiani        2.3      3.0%      2.1      3.0%      2.3      3.0%
Guinea     Siguiri        2.9      3.4%      2.6      3.4%      2.9      3.4%
Tanzania   Geita          2.7      3.0%      2.2      3.0%      1.4      3.0%
-----------------------------------------------------------------------------
Total                    14.6               13.0               13.7
-----------------------------------------------------------------------------

     Stripping Ratios and Related Information

The following table presents strip ratios and related information for our open pit mines:

                                Obuasi(*)   Ayanfuri   Iduapriem   Bibiani   Siguiri   Geita
---------------------------------------------------------------------------------------------
2000 Strip ratio                   10.0         3.4         3.1        6.4       0.5      9.6
Waste mined ('000 tonnes)         8,907       2,988      14,954     15,223     5,333   11,852
Ore grade (g/t)                    4.20        1.50        1.25       3.38      1.33      3.0
Ore production ('000 tonnes)        891         884       4,824      2,368    10,804    1,240
---------------------------------------------------------------------------------------------
2001 Strip ratio                    n/a         3.2         2.9        5.5       0.6      6.0
Waste mined ('000 tonnes)           n/a       1,059      13,839     13,981     5,268   27,215
Ore grade (g/t)                     n/a        1.50        1.58       3.58      1.34     3.80
Ore production ('000 tonnes)        n/a         332       4,852      2,560     8,517    4,522
---------------------------------------------------------------------------------------------
2002 Strip Ratio                    5.8         n/a         3.4        4.2       0.9      7.4
Waste mined ('000 tonnes)         2,165         n/a      15,019     11,054     8,404   39,729
Ore grade (g/t)                    2.71         n/a        1.66       3.53      1.19     3.52
Ore production (2000 tonnes)        368         n/a       4,393      2,608     9,464    5,399

(*) Obuasi had both underground and open pit mining operations in 2000. Data relates to the open pit mining operations of Obuasi.
--------------------------------------------------------------------------------

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

     Environmental Matters

     General

Our processing activities involve the use of substances, and generate by-products, which can be harmful to the environment. For example, cyanide is used in the treatment processes.

     Ghana

In 1999, the Environmental Assessment Regulations, LI 1652, were adopted in Ghana to regulate environmental matters. These include the issue of an environmental permit or environmental certificate and submission of reports in respect of ongoing or proposed mining or related activities. Violations are punishable
                                       56
upon summary conviction by a fine or imprisonment not exceeding one year and a daily fine for continuing violations.

     Environmental Permit and Report

Under the Instrument no mining operation or other activity likely to affect the environment or public health adversely may be undertaken without a permit. An existing mining operation must similarly obtain a permit upon notification by the Environmental Protection Agency, or EPA, that its activity has or is likely to have such effect. Upon receipt of an application the EPA will conduct an initial screening and inform the applicant within 25 days of the grant or refusal of the application or the need for the applicant to submit an environmental impact statement or a preliminary environmental report for consideration. Where the application is refused the activity shall not be commenced or continued, subject to the period of public hearing or the time for the submission of a Statement or where only a preliminary environmental report is required by the Agency. A holder of a permit is required to submit an environmental report covering each 12 months' operation.

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

     Environmental Certificate and Management Plan

Within 24 months of commencement of business of an undertaking for which an environmental impact statement or a preliminary environmental report is approved, the person responsible for such undertaking shall obtain a Certificate. An environmental management plan of operations must also be submitted within 18 months of commencement of operations and every three years thereafter in respect of existing or proposed undertakings.

     Reclamation Bond

Where the EPA requires an undertaking to submit a reclamation plan for approval, such undertaking shall post a reclamation bond in the way of a cash deposit in support of the approved reclamation work plan. Pursuant to an agreement reached with the Ghanaian EPA, we have posted cash deposits of US$1.1 million to January 31, 2003.

     Withdrawal of Permits and Certificates

The EPA is empowered to suspend, revoke or cancel a permit or certificate where the holder defaults in obtaining the required authorization for the undertaking or violates any provision in the Instrument or any other environmental regulation or defaults in prompt payment of a required fee; or violates a condition imposed in a permit or certificate or defaults in the mitigation commitments in his report or management plan. Additionally the EPA may suspend and modify a permit or certificate where a fundamental change in the environment occurs during the implementation of such a permit or certificate.

     Grievance Procedure

A person aggrieved by a decision or act of the Agency may file a complaint with the Minister of Environment, Science and Technology within 30 days in the specified form. Within 14 days of receipt of the complaint, the Minister shall refer the complaint to a five-member board of inquiry. The board is required to give a fair hearing and determine the matter within 60 days. It may alter the decision in issue or request the EPA to determine the application, if applicable within a specified period or give such direction as it deems just.

     Codes of Practice, Standard and Guidelines

The EPA may publish codes of practice, standards and guidelines for any matter contained in the Instrument or relating to the protection, development and rehabilitation of the environment.

     Environmental Operations

We believe that we are in material compliance with applicable environmental regulations in the jurisdictions in which we operate mines. Compliance with these regulations in recent years has not had, and is not currently expected to have, a material impact on our operations or capital expenditures.

Full time environmental officers are located at each of our mines. These officers conduct regular environmental audits, training of site personnel and the compilation of environmental impact assessments and action plans.

From 2001 integrated NOSA audits, which now include environmental monitoring as well as the previous health and safety inspections, were undertaken at all of our mines.

Implementation of the Ayanfuri mine closure plans commenced in 2001 and is ongoing. The major components of the rehabilitation program were prioritized, allocated, costed and scheduled.

At Obuasi, a new system of cyanide detoxification was successfully installed and tested in 2001 and we plan to complete the expansion of the system by the end of 2005. Also, residual arsenic previously recovered is now being disposed of through the BIOX'r' plant where it is re-dissolved and converted into ferric arsenite which is stable and can be safely disposed of into the tailings dam.

In 2000 and 2001, we participated in the drafting and submission of proposed guidelines for mining in forest reserve areas in Ghana to the relevant government authorities for review. The Government is now reviewing applications for mining licenses in the forest reserve areas.

     Compliance with Environmental Regulations

We have obtained environmental permits for all our operating mines and are in compliance with these permits. We are not a party to any litigation or administrative proceedings instituted by the EPA of Ghana or equivalent agencies in Guinea, Tanzania or Zimbabwe, nor have any such actions by these bodies been threatened in respect of breaches of environmental compliance or requirements.

GLOSSARY OF DEFINED TERMS

BIOX'r' Gencor's registered name for its bio-oxidation leaching process.

bio-oxidation The use of bacterial activity to oxidize sulphide minerals.

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

delta Delta is the change in the price of a derivative instrument as the price of the underlying asset changes. Delta can practically be interpreted as the amount of gold that would need to be bought (negative delta) or sold (positive delta) in order to neutralize the change in the marked-to-market value of the hedge book for a small change in the price of gold; this number can be used to calculate the approximate change in the marked-to-market price of the hedge book for a given change in the price of gold (assuming no other changes in the other factors, such as volatility, lease and interest rates, that influence the marked-to-market value of the hedge book).

diamond drilling or core drilling A drilling method, where the rock is cut with a diamond bit to produce a core sample of rock.

dilution Rock that is of necessity moved along with ore in the mining process, consequently lowering the grade of the ore.

electrowinning The process of depositing metals present in solution onto a cathode by application of a direct electric current.

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

gold lease rate swaps A gold lease rate swap is a contract whereby a company and its counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed gold lease rate based upon that amount of gold and the other party pays a floating gold lease rate based on the same amount of gold. The gold lease rate is the deposit or borrowing rate for gold.

gold rho Gold rho is the change in the marked-to-market value of a gold derivative instrument as the gold interest rate changes.

gold vega Gold vega is the change in the marked-to-market value of a volatility based derivative instrument as the volatility of gold changes.

grade The relative quality or percentage of ore metal content.

heap leaching A low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

igneous Rocks formed by the solidification of molten material from deep below the Earth's surface.

laterite Residual soil found in tropical countries out of which silica has been leached.

marked-to-market value The marked-to-market value of a hedge portfolio is the estimated value of the hedge portfolio at a specific point in time. The calculation of the marked-to-market value involves the present value of cash flows and valuations of all instruments in the hedge portfolio at the current relevant market rates. Marked-to-market values vary according to the market rates and valuation model used in the calculation. Marked-to-market value is influenced by market rate assumptions.

milling/mill The commination of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

mineralized zone Any mass of host rock which contains minerals, at least one of which has commercial value occur.

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

oxide That portion of a mineral deposit within which sulphide minerals have been oxidized, usually by surface weathering processes.

plunge The virtual angle a linear geological feature makes with the horizontal plane.

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

prospect A mineral deposit with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

prospecting license An area for which permission to explore has been granted.

protected ounces With regard to hedging, protected ounces represent future sales of gold for which the future price has either been fixed with a forward contract or where a company has ensured a minimum sales price through its net bought option position. The net bought put option position is the net of purchased put options and sold put options. Protected ounces therefore totals net bought put options combined with forward sales.

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

SAG Semi-autogenous grinding

saprolite Soft partially decomposed rock rich in clay and remaining in its original place.

sedimentary Secondary rock formed from materials derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

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

sulphide A mineral characterized by the linkages of sulfur with a metal or semi-metal, like iron sulphide. Also a zone in which sulphide minerals occur.

tailings The waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in the metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date.

theta The change in the marked-to-market value of a derivative based investment or hedge book as a result of a one day passage of time, with all other market factors remaining the same.

transaction risk The risk of an increase or decrease in price or cash flows relating to a particular asset, liability, or committed or anticipated transaction. Transaction risk is reduced by a hedging transaction if an instrument used is expected to offset the risk of such increase or decrease on the hedged item, regardless of the impact on the enterprise as a whole.

trenching Making elongated surface excavations for the purposes of mapping and sampling.

US rho US rho is the change in the marked-to-market value of a derivative instrument as the US interest rate changes.

waste Rock lacking sufficient grade and/or other characteristics of ore to be economic.

Metric Conversion

1 tonne               = 1 t      = 1.10231 tons
1 gramme              = 1 g      = 0.03215 ounces
1 gramme per tonne    = 1 g/t    = 0.02917 ounces per ton
1 hectare             = 1 ha     = 2.47105 acres
1 kilometer           = 1 km     = 0.621371 miles
1 meter               = 1 m      = 3.28084 feet

Tons are short tons of 2,000 pounds

All ounces are troy ounces

C.   Organizational Structure

We operate our business through various subsidiary and affiliated companies located in several countries.

Subsidiary undertakings and other interests

The following table contains a list of our principal subsidiary undertakings as at March 12,2003:

                                                         Class of
                                             Relevant    principal   Interest in
Company and country of incorporation           mine     activities   shares held   Percent
------------------------------------------------------------------------------------------
Ghana
Ashanti Goldfields (Bibiani) Limited          Bibiani       Gold       Ordinary      100
Gold House                                                Mining         No par
Patrice Lumumba Road                                                     value
Roman Ridge
PO Box 2665
Accra

Ghanaian-Australian Goldfields Limited      Iduapriem       Gold       Ordinary       80
Gold House                                                Mining         No par
Patrice Lumumba Road                                                      value
Roman Ridge
PO Box 2665
Accra

Teberebie Goldfields Limited                Teberebie       Gold       Ordinary       90
Gold House                                                Mining         No par
Patrice Lumumba Road                                                      value
Roman Ridge
PO Box 2665
Accra

                                                         Class of
                                            Relevant     principal   Interest in
Company and country of incorporation          mine      activities   shares held   Percent
------------------------------------------------------------------------------------------
Guinea
Societe Ashanti Goldfields de Guinee S.A.     Siguiri         Gold     Ordinary       85
c/o Societe Ashanti Goldfields de Guinee                    Mining
KM 4 Cameroon
PO Box 1006
Conakry
------------------------------------------------------------------------------------------

Zimbabwe
Ashanti Goldfields Zimbabwe Limited            Freda-         Gold     Ordinary      100
4 Cork Road                                   Rebecca       Mining
Belgravia
Harare
Zimbabwe
------------------------------------------------------------------------------------------

Isle of Man
Ashanti Treasury Services Limited                 N/A     Treasury     Ordinary      100
Geita Treasury Services Limited                   N/A     Treasury     Ordinary      100

3rd Floor
12-14 Ridgeway Street
Douglas
Isle of Man IM1 1EN
------------------------------------------------------------------------------------------

Cayman Islands
Ashanti Capital Limited                           N/A    Financing     Ordinary      100
Ashanti Capital (Second) Limited                  N/A    Financing     Ordinary      100
Ashanti Finance (Cayman) Limited                  N/A    Financing     Ordinary      100

M & C Corporate Services Limited
c/o Ugland House
South Church Street
PO Box 309
George Town
Grand Cayman
Cayman Islands
------------------------------------------------------------------------------------------

Supplementary information on joint venture companies

The following table contains information on our Geita joint venture companies.

                                                            Proportion of capital
Company and registered office address   Field of activity       held percent
---------------------------------------------------------------------------------
Cluff Resources Limited                    Gold Mining               50
Masters House
107 Hammersmith Road
London W14 0QH
---------------------------------------------------------------------------------
Geita Management Company Limited        Mining Management            50
3rd Floor                                   Services
12-14 Ridgeway Street
Douglas
Isle of Man IM1 1EN
---------------------------------------------------------------------------------

                                                As at December 31, 2002
                                       ------------------------------------------
                                       Cluff Resources Limited
                                          and its subsidiary     Geita Management
                                             undertakings            Company
                                                 US$m                  US$m
---------------------------------------------------------------------------------
Issued share capital                             34.9                    --
Reserves                                         27.9                  (5.4)
Profit/(loss) after tax                          36.3                 (10.8)
Inter-company loan owed to us                    31.1                    --
Net book value shown in our accounts             91.2                  (2.7)

D.   Property, plants and equipment

Obuasi. Obuasi mine covers a strike length of 8 kilometers over which surface mining activities have been extensive and the underground has been worked to depths of up to 1500 meters below surface. The concession covers an area of 632 square kilometers inclusive of 114 square kilometers at Homase. At present almost all surface mining activities on the Obuasi mining concession have been shut down. Currently there are two active processing plants, the STP, a BIOX'r' plant for processing sulfide ore in the south, and the TTP, a tailing reprocessing plant in the north. There are currently three major active tailings dams: the Sansu dam in the south and the Pompora and Korkoteasua dams in the north. Apart from the foregoing two processing plants which are the mainstay of the mine, the oxide processing plant, or OTP, was taken off care and maintenance and recommissioned in 2002 to cater for a limited open pit mining program, covering 2002 and 2003, targeting small oxide deposits proximal to Obuasi.

Iduapriem/Teberebie. The Iduapriem and Teberebie properties have a combined total of 110 square kilometers. The Iduapriem mine has five open pits and the Teberebie mine two. There are three processing facilities: the CIL plant, and a heap leach plant at Iduapriem and a heap leach plant at Teberebie.

Bibiani. The Bibiani property has a total lease area of 49 square kilometers. The mine is an open pit operation constructed on top of an old underground mine which was worked until closure in 1966. The processing plant is CIL plant.

Siguiri. The Siguiri mine has a concession of 1,495 square kilometers. There are multiple open pits on the property. The processing is currently being carried out using heap leach technology.

Freda-Rebecca. The Freda-Rebecca mine has a concession of 16 square kilometers. The operation is an underground operation with a CIP processing plant and a tailings dam. Recent exploration has led to the discovery of satellite mineralization on the RAN property.

Geita. The Geita mine has a total lease area of 373 square kilometers in which there is a special mining license of 114 square kilometers. The mine is a multiple open pit operation constructed on top of an old underground mine which was worked until the late 1960s. Open pit mining and gold production restarted in 2000 with the commissioning of the new Geita mine complex consisting of a mine, a township and a processing plant and associated service infrastructure. The processing plant is a CIL facility. There is a major tailings dam located approximately northeast of the main open pit, Nyankanga.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Critical Accounting Policies and Estimates

This discussion is based upon our consolidated financial statements. These financial statements are prepared in accordance with UKGAAP and are reconciled to USGAAP both of which require us to make estimates about the effect of matters that are uncertain and to make difficult, subjective and complex judgements. These estimates and assumptions affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. We evaluate all these estimates on an ongoing basis. Actual results could differ from estimates.

We believe the following represent our critical accounting policies and estimates having considered both UK and US GAAP.

o Revenue Recognition. We recognize revenue when gold is produced in the form of dore in the gold room, and is based on the quantity and spot price at that date. Gold is a liquid commodity that is dealt with on the international markets, and we have refining and purchase agreements with several international banks. These provide that the actual sale price is the spot price no later than the first working day after the date of delivery to the refiner and the actual quantity invoiced is the quantity after the gold is refined usually within one day. Consequently we process an adjustment on completion of the refining process to adjust revenues recognized at the time of producing dore to actual revenues. While this adjustment has historically been de minimis, any significant reduction in the spot price or reduction in quantity of gold before and after refining may have a material adverse impact on our operating results.

o Environmental Liabilities. We are required by environmental regulations in the jurisdictions in which we operate and the terms of our mining licenses to restore mining sites to their original condition. The expected cost of any decommissioning or other site restoration programs incurred during the construction of the mine as determined by independent environmental experts is discounted at the weighted average cost of capital and capitalized at the beginning of each project and amortized over the life of the mine using the unit of production method. In determining these costs, assumptions are made based on current mining methods, statutory regulations, scope of work to be performed and related costs. We regularly review the adequacy of closure and reclamation accruals based on current estimates of future costs. A significant change in the assumptions underlying the estimate of the expected cost of decommissioning or other site restoration programs may result in a material adverse impact on our operating results.

o Impairment of Long-lived Assets. Our long-lived assets include long-term investments, goodwill and other tangible assets. In assessing the potential for impairment of its long-lived assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Effective January 1, 2001, under US GAAP, expected future cash flows from derivative instruments are not included in asset impairment tests. If these estimates or their related assumptions change in future, we may be required to record impairment charges for these assets not previously recorded and this may have a material adverse impact on our operating results.

o Life of Mines. At least annually, we review mining schedules, production levels and asset lives in our life of mine planning for all of our operating development properties. Significant changes in the life of mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the analysis we review our accounting estimates and adjust depreciation, amortization, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, such adjustments may have a material adverse impact on our operating results.

o Deferred Tax. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. When a deferred tax asset arises we review the asset for recoverability and establish a valuation allowance where we determine it is more likely than not that such an asset will not be realized. If we determine that additional valuation allowance is required, or there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, an additional tax charge may arise that will increase our effective tax rate and result in a material adverse impact on our operating results.

o Foreign Exchange. We earn all of our revenues in US dollars and the majority of our transactions and costs are denominated in US dollars or based on US dollars. However, any significant changes in the transactions and costs that are not denominated in US dollars, or based on US dollars, may have a material adverse impact on our operating results.

o Ore Reserves. We estimate on an annual basis our ore reserves at our mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. We use our ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items.

Changes in Accounting Policy

We have implemented FRS 19 in our financial statements for the year ended December 31, 2002. Under FRS 19, a basis of "full" rather than "partial" provision is adopted for all deferred tax liabilities and assets, with assets being recognized where it is considered more likely than not they will be recovered. Adoption of FRS 19 required the UK GAAP comparative figures for the tax on operating profit on ordinary activities for 2001 and 2000 to be restated from the previously reported charges of US$6.8 million and US$8.8 million to a charge of US$9.6 million and a credit of US$12.8 million, respectively. For the year ended December 31, 2002, there was a tax credit under FRS 19 of US$3.7 million compared to a tax charge of US$9.6 million in 2001.

We adopted SFAS 142 with effect from January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have an indefinite useful life no longer be amortized but rather be tested at least annually for impairment. SFAS 142 also required us to perform a transitional assessment of whether there is an indication that goodwill was impaired at the date of initial application, January 1, 2002. We are also required to review other intangible assets for impairment and to reassess the useful lives of such assets and make necessary adjustments. No write-down of goodwill has been made following the completion of the transitional impairment test. Disclosures of the effects of adopting SFAS 142 in comparative periods are provided in note 32 to our consolidated financial statements, included elsewhere in this annual report.

We adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective January 1, 2002. SFAS 144 establishes a single accounting model, based on the framework established in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), for long-lived assets to be disposed of by sale, resolves significant implementation issues related to SFAS 121 and establishes new rules for reporting of discontinued operations. We did not recognize any impairments in 2002 pursuant to SFAS 144.

We adopted SFAS 145 as of January 1, 2002. The principal change reflected in this pronouncement is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt an amendment of APB Opinion No. 30, will no longer be classified as such. We adopted SFAS 145 on January 1, 2002. No restatement of amounts previously reported for the years ended December 31, 2001 or 2000 resulted from the adoption of SFAS 145.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. We are currently reviewing this statement to determine its impact on future financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force -- Abstract No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The adoption of SFAS 146 will not have an impact on previous results reported.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends SFAS No.123 Accounting for Stock-Based Compensation ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. We do not intend to adopt the fair value method of accounting for stock-based compensation. Consequently SFAS 148 will not have an impact on our results of operation and financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements.

This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of this Statement that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

We will adopt the provisions of SFAS 149 on July 1, 2003. However, we do not expect that the adoption of this Statement will have a material impact on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an Issuer's accounting for three types of freestanding financial instruments, namely:

o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;

o instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts;

o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

We are currently evaluating the impact of SFAS 150 on our results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interests entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity if, when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. We do not expect that, when FIN 46 becomes effective, we will have to consolidate or disclose any information regarding variable interests.

Cash Operating Costs

Operating costs before corporate administration, exploration and other costs are referred to as "cash operating costs." Cash operating costs per ounce are calculated by dividing cash operating costs by ounces of gold produced. Cash operating costs have been calculated on a consistent basis for all periods presented.

Cash operating costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other GAAP measures or as an indicator of our performance, and may not be comparable to other similarly titled measures of other companies. However, we believe that cash operating costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

o    an indication of a mine's profitability and efficiency;

o    the trend in costs as the mine matures;

o a measure of a mine's gross margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and

o an internal benchmark of performance to allow for comparison against other mines.

A reconciliation of cash operating costs to total operating costs, as included in our audited financial statements for each of the three years in the period ended December 31, 2002 is presented below. In addition, we have also provided below details of the ounces of gold produced by mine for each of those periods.

                                                    12 months to December 31
                                 ---------------------------------------------------------------
                                         2002                 2001                   2000
                                 -------------------   -------------------   -------------------
                                 Total    Production   Total    Production   Total    Production
                                 (US$m)    (Ounces)    (US$m)    (Ounces)    (US$m)    (Ounces)
------------------------------------------------------------------------------------------------
Mine
Obuasi                            106.4      537,219    101.4      528,451    133.5      640,988
Ayanfuri                             --           --      2.8       11,517      8.9       36,316
Iduapriem                          43.0      185,199     44.0      205,130     43.2      193,868
Bibiani                            43.6      242,432     43.1      253,052     36.8      273,711
Siguiri                            61.9      269,292     62.2      283,199     54.8      303,381
Freda-Rebecca                      21.0       98,255     22.8      102,654     22.2      112,164
Geita                              47.2      289,522     38.9      272,781     25.7      176,836
                                  -----    ---------    -----    ---------    -----    ---------
Total cash operating costs        323.1    1,621,919    315.2    1,656,784    325.1    1,737,264
                                           ---------             ---------             ---------
Corporate administration costs     16.5                  21.2                  25.3
Exploration costs                   3.8                   6.5                  14.2
Other                              11.3                   6.8                    --
                                  -----                 -----                 -----
Operating costs                   354.7                 349.7                 364.6
Exceptional operating costs        32.3                    --                 215.2
Royalties                          14.6                  13.0                  13.7
Depreciation and amortisation      88.4                  94.9                 114.8
                                  -----                 -----                 -----
Total costs                       490.0                 457.6                 708.3
                                  -----                 -----                 -----

Our average cash operating costs in 2002 were US$199 per ounce compared with US$190 per ounce in 2001, due to the challenging operating environment and to lower production.

Results of Operations

12 Months Ended December 31, 2002 Compared to 12 Months Ended December 31, 2001

Revenue

Higher spot prices enabled us to achieve total revenue of US$552.2 million for the year ended December 31, 2002, just below the US$554.4 million achieved during the same period in 2001, despite lower production and the reduction in release of deferred hedging income. Spot revenue amounted to US$506.4 million, compared with US$455.8 million in 2001. The average gold price realized during 2002 was higher, at US$340 per ounce, than that realized in 2001, US$335 per ounce.

Hedging

Net hedging income for the year totaled US$45.8 million, of which US$11.5 million was realized from the close-outs of maturing hedging contracts during the year and US$34.3 million was released from deferred hedging income, i.e. income from previously closed-out hedging contracts.

In accordance with our accounting policy, income from early close-outs is credited to revenue for the originally designated delivery period. As at December 31, 2002, deferred hedging income carried forward to future periods totaled US$27.8 million, compared to US$65.6 million for the corresponding period in 2001, of which US$14.7 million and US$13.1 million will be credited to revenue in 2003 and 2004 respectively.

The table below shows the movement in fair value of the hedge book and its component parts (excluding Geita):

                                               As at December 31,
                                             -----------------------
                                                2002        2001       Movement
-------------------------------------------------------------------------------
                                             (in US$ millions except
                                              valuation spot price)
-------------------------------------------------------------------------------
Forward Sales                                    (56.0)    117.6         (173.6)
-------------------------------------------------------------------------------
Puts: Bought                                      24.9      52.7          (27.8)
-------------------------------------------------------------------------------
       Sold                                         --      (1.7)           1.7
-------------------------------------------------------------------------------
Calls: Sold                                     (112.9)    (53.7)         (59.2)
-------------------------------------------------------------------------------
       Bought                                     10.2       5.4            4.8
-------------------------------------------------------------------------------
Convertible Structures                              --      10.5          (10.5)
-------------------------------------------------------------------------------
Lease Rate Swaps                                 (16.2)    (42.0)          25.8
-------------------------------------------------------------------------------
Total                                           (150.0)     88.8         (238.8)
-------------------------------------------------------------------------------
Valuation Spot Price (US$)                         345       277             68
-------------------------------------------------------------------------------

The fair value of each component is based on the prevailing gold spot price, US interest rates, gold forward rates and volatilities. The net decrease in fair value of the hedge book in the period was primarily attributable to high spot prices partially offset by lower US interest rates.

We account for derivative contracts using hedge accounting and therefore these instruments are not marked-to-market on the balance sheet under UK GAAP. The accounting treatment of these instruments under US GAAP differs from that under UK GAAP. Details of this difference are set out in note 32 to our consolidated financial statements included elsewhere in this annual report.

Costs

     Cash Operating Costs

Total cash operating costs were US$199 per ounce as compared to US$190 per ounce in 2001, due to the challenging operating environment and to lower production.

Obuasi In 2002, Obuasi produced 537,219 ounces from underground and tailings retreatment operations and from a small open pit deposit on the Homase concession located approximately 16 kilometers to the north, compared with 528,451 ounces that the mine produced from underground and tailings retreatment in 2001. Cash operating costs were US$198 per ounce in 2002 compared to US$192 per ounce in 2001. The higher cost resulted from the mining and processing of higher tonnage of lower grade material.

Ayanfuri No gold was produced at Ayanfuri in 2002, as the mine ceased operations in June 2001. Gold production at Ayanfuri was 11,517 ounces in 2001. Cash operating costs per ounce in 2001 were US$243 per ounce.

Bibiani Bibiani produced 242,432 ounces in 2002 at a cash operating cost of US$180 per ounce, compared to 253,052 ounces at a cash operating cost of US$170 per ounce in the previous year. The reduction in gold production was due to processing harder ore, resulting in lower plant throughput and lower metallurgical recovery and, in turn, this resulted in a higher cash operating cost per ounce produced. Costs were also impacted by a water shortage in the first quarter of 2002.

Iduapriem and Teberebie Gold production at Iduapriem/Teberebie for 2002 was 185,199 ounces, compared to 205,130 ounces in 2001. The cash operating costs increased to US$232 per ounce in 2002 from US$214 per ounce in 2001, due to the lower gold production primarily because of a fire at the production plant and the tying in of the CIL expansion plant.

Siguiri In 2002, Siguiri produced a total of 269,292 ounces at a cash cost of US$230 per ounce compared with 283,199 ounces at US$220 per ounce in 2001. Production and cash costs were impacted by lower than targeted gold production from the stacked material during the year and higher mined tonnages.

Freda-Rebecca Full year production in 2002 was 98,255 ounces at a cash operating cost of US$214 per ounce, compared to 102,654 ounces at US$222 per ounce in 2001. The economic and political situation in Zimbabwe during 2002 continued to pose a series of difficult problems for the management team, as in 2001. The lack of foreign exchange and the fixed exchange rate coupled with high inflation put severe pressure on the supply function, causing delays in receiving supplies.

Geita In 2002, Geita mine produced a record total of 579,043 ounces at a cash operating cost of US$163 per ounce, compared to 545,562 ounces at US$143 per ounce in 2001. Cash operating costs increased principally due to higher mining costs as a result of higher tonnages at lower ore grades. As expected, gold production in the fourth quarter, at 122,742 ounces, was lower than the previous quarters of the year as mining in the Nyankanga pit moved into lower grade zones. We expect this trend will continue for the first half of 2003.

     Exploration and Corporate Administration

Exploration expenditure during 2002 was lower at US$3.8 million, compared to US$6.5 million in 2001, due to the termination of our involvement in Pangea Goldfield's concession in Tanzania. Corporate administration expenditure for the year was also lower, at US$16.5 million, than the US$21.2 million in 2001.

     Depreciation

Total depreciation and amortization charges amounted to US$88.4 million in 2002, lower than the US$94.9 million recorded in 2001, primarily due to lower production.

     Total Costs

Total costs, including US$32.3 million of exceptional operating costs (compared to nil in 2001) (see "Exceptional Items"), amounted to US$490.0 million in 2002, compared with US$457.6 million in 2001. Total costs per ounce, excluding exceptional operating costs of US$32.3 million, increased by US$6 per ounce, from the US$276 per ounce in 2001 to US$282 per ounce in 2002, mainly due to the increase in cash operating costs referred to above.

     Other Income

Other income of US$12.1 million comprises US$8.8 million in respect of the transfer of a receivable from AngloGold to us for no consideration (see "Exceptional Items") and US$3.3 million relating to additional consideration received in respect of the sale, in 1999 of our interest in the Golden Pride mine. This consideration crystallised in 2002 following the gold price rally. No further consideration is due under the terms of the sale agreement.

     Exceptional Items

Exceptional items, which have been identified separately in the profit and loss account, comprised the following in 2002:

(i) refinancing and restructuring costs of US$23.5 million. These include professional fees and financing costs for both the proposed note restructuring, which was later withdrawn and the cash redemption alternative outlined below, which was implemented in June 2002; and

(ii) as provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the Ridge 8 property to Geita during the year. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita, AngloGold has transferred to us for no consideration, its 50% share which resulted in an exceptional gain of US$8.8 million. In line with our accounting policy on exploration costs the cost of this property has been expensed, thereby recording a compensating exceptional loss of US$8.8 million.

     Financing Costs

Net interest charges fell by 23% from US$29.4 million in 2001 to US$22.6 million in 2002. This decrease was due primarily to a reduction in net debt from US$270.7 million at December 31,2001 to US$215.6 million at December 31, 2002.

     Taxation

Taxation for the year was a credit of US$3.7 million. This comprised a credit of US$8.3 million in respect of prior years corporate tax offset by a current year corporate tax charge of US$0.3 million and a deferred tax charge of US$4.3 million (net of deferred tax credit of US$7.0 million in respect of the Geita joint venture).

Earnings

Our 2002 earnings before exceptional items were 33% higher at US$79.7 million than the US$59.9 million in 2001. The improvement in earnings as compared to last year was principally due to higher spot prices, lower financing costs and lower taxation, offset partly by lower production and higher cash operating costs. Earnings after charging exceptional refinancing and restructuring costs of US$23.5 million (compared to nil in 2001) were US$56.2 million (compared to US$59.9 million in 2001). Earnings per share before exceptional items for the year, after taking into account the warrants that were exercised as part of the refinancing in June 2002, were US$0.67, compared to US$0.53 in 2001.

Dividend

We continue to strengthen our financial position. However, we have significant negative profit and loss account reserves as at December 31, 2002.

The Ghana Companies Code, 1963, prohibits the payment of dividends where there are no positive balances in distributable reserves. In the light of the above, no dividend is proposed for 2002.

Cash Flow

The net cash inflow from operating activities before exceptional items was US$117.5 million (2001: US$95.4 million), due partly to higher spot prices. The net cash inflow from operating activities after meeting refinancing and restructuring costs of US$22.3 million was US$95.2 million.

Net interest paid decreased to US$18.8 million, compared with US$22.4 million in 2001, due to the reduction in net debt during the year of US$55.1 million.

Cash inflows from management of liquid resources of US$6.0 million (compared to US$9.7 million in 2001) was primarily as a result of the release of funds of US$8.7 million as at December 31, 2001 on deposit as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

Cash outflows in respect of financing activities of US$19.2 million (compared to US$40.6 million in 2001) is the net cash outflow following the debt restructuring in June 2002 and repayments of the enlarged revolving credit facility (see "Liquidity and Capital Resources").

     Capital Expenditure

Our capital investment in our operations increased from US$49.6 milllion in 2001 to US$64.5 million in 2002. Our capital expenditure in 2002 focussed on: (i) the expansion of the CIL processing plants at Iduapriem and Teberebie, (ii) mining and processing equipment, and upgrade of the shafts at the Obuasi mine, and
(iii) the mining equipment, plant and tailings dam at the Freda-Rebecca mine.

12 Months Ended December 31, 2001 Compared to 12 Months Ended December 31, 2000

Revenue

Total revenue for 2001 of US$554.4 million was 5% lower than 2000's level of US$582.2 million, due to lower production. Spot revenue generated amounted to US$455.8 million (2000: US$485.2 million), and hedging income totaled US$98.6 million (2000: US$97.0 million). The average gold price realized during the year of US$335 per ounce was in line with the price realized in 2000.

Hedging

Net hedging income for the year totaled US$98.6 million, of which US$41.6 million was realized from the close-outs of maturing hedging contracts and US$57.0 million was released from deferred hedging income i.e. income from previously closed-out hedging contracts.

In accordance with our accounting policy, income from early close-outs is credited to revenue for the originally designated delivery period. At December 31, 2001, deferred hedging income totaled US$65.6 million, compared to US$120.0 million for the corresponding period in 2000, of which US$35.0 million was credited to revenue in 2002.

The table below shows the movement in fair value of the hedge book and its component parts (excluding Geita):

                                    As at December 31,
                                 ------------------------
                                     2001        2000            Movement
                                 -----------   ----------   ------------------
                                 (in US$ millions except valuation spot price)
------------------------------------------------------------------------------
Forward Sales                       117.6         93.3            24.3
------------------------------------------------------------------------------
Puts:  Bought                        52.7         24.5            28.2
       Sold                          (1.7)        (1.6)           (0.1)
------------------------------------------------------------------------------
Calls: Sold                         (53.7)       (55.0)            1.3
       Bought                         5.4          6.5            (1.1)
------------------------------------------------------------------------------
Convertible Structures               10.5         22.4           (11.9)
------------------------------------------------------------------------------
Lease Rate Swaps                    (42.0)       (61.0)           19.0
------------------------------------------------------------------------------
Total                                88.8         29.1            59.7
------------------------------------------------------------------------------
Valuation Spot Price (US$)            277          273               4
------------------------------------------------------------------------------

The fair value of each component is based on the prevailing gold spot price, US interest rates, gold forward rates and volatilities. The net increase in fair value of the hedge book in the period was primarily attributable to the reduction in US interest rates and time decay of the book.

We account for derivative contracts using hedge accounting and therefore these instruments are not marked-to-market on the balance sheet under UK GAAP. The accounting treatment of these instruments under US GAAP differs from that under UK GAAP. Details of this difference are set out in note 32(e) to our consolidated financial statements included elsewhere in this annual report.

Costs

     Cash Operating Costs

Total cash operating costs were US$190 per ounce as compared to US$187 per ounce in 2000, due to lower production primarily at Siguiri and Bibiani. Obuasi's cash operating costs however fell by 8% from US$208 per ounce in 2000 to US$192 per ounce in 2001.

Obuasi Cash operating costs at Obuasi decreased from US$208 per ounce in 2000 to US$192 per ounce in 2001, a drop of 8% due to the closure of high cost surface operations as well as cost control measures and re-engineering of mining and processing operations. Underground production fell marginally from 493,926 ounces in 2000 to 485,452 ounces in 2001. Tailings retreatment produced 42,999 ounces for the year ended December 31, 2001, compared to 43,756 ounces for the corresponding period in 2000.

Ayanfuri Gold production at Ayanfuri was 11,517 ounces in 2001, compared to 36,316 ounces in 2000, as the mine ceased operations in June 2001. Cash operating costs per ounce in 2001 were US$243 per ounce (2000: US$245 per ounce).

Bibiani Bibiani produced 253,052 ounces, compared to 273,711 ounces in 2000, at a cash operating cost of US$170 per ounce, compared to US$134 per ounce in 2000. The reduction in gold production was due to the reduced mill feed grade and lower recovery. This also resulted in higher cash operating cost per ounce.

Iduapriem and Teberebie Gold production for 2001 was 205,130 ounces, exceeding 193,868 ounces in 2000. Cash operating costs were reduced to US$214 per ounce from US$223 per ounce in 2000.

Siguiri Siguiri produced 283,199 ounces, compared to 303,381 ounces in 2000, at a cash operating cost of US$220 per ounce, compared to US$181 per ounce in 2000. Production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during the year.

Freda-Rebecca Full year production in 2001 was 102,654 ounces at a cash operating cost of US$222 per ounce, compared to 112,164 ounces at US$198 per ounce in 2000.

The economic and political situation in Zimbabwe during 2001 continued to pose a series of difficult problems for the management team. The lack of foreign exchange and the fixed exchange rate coupled with high inflation put severe pressure on the supply function, causing delays in receiving supplies.

Geita The Geita mine, in its first full year of production, produced a total of 545,562 ounces at a cash operating cost of US$143 per ounce, of which 50% is attributable to us. Following the sale of a 50% interest in Geita in December 2000, the Geita joint venture in 2001 is accounted for using the gross equity method of accounting.

     Exploration and Corporate Administration

Exploration expenditure during the year was lower at US$6.5 million, compared to US$14.2 million in 2000, due to rationalization of non-mine site exploration expenditure. Corporate administration expenditure for the year was also lower by 16% at US$21.2 million, compared to US$25.3 million in 2000, due to our cost reduction efforts.

     Depreciation

Total depreciation and amortization charges (before exceptional items) for the year were lower at US$94.9 million, compared to US$114.8 million in 2000, due to the asset impairment recorded at the end of 2000.

     Total Costs

Total costs before exceptional items but including depreciation and amortization for the year amounted to US$457.6 million, compared to US$493.1 million in 2000. The total costs per ounce fell from US$284 per ounce in 2000 to US$276 per ounce in 2001.

     Redundancy Costs

Total costs in 2000 included redundancy costs at Obuasi of US$3.0 million. In 2001 no further employees were made redundant and no further costs were charged.

     Financing Costs

Net interest charges fell by 43% from US$51.3 million in 2000 to US$29.4 million in 2001. This significant reduction was due primarily to lower debt levels as compared to 2000.

     Taxation

Total taxation charged to the profit and loss account amounted to US$9.6 million, compared to a credit of US$12.8 million in 2000. This included US$6.6 million of corporate tax for the current year, US$8.2 million in respect of prior years and a release of deferred tax of US$5.2 million.

Earnings

Earnings for the year were US$59.9 million, compared to a loss in 2000 of US$119.5 million. The reduction in earnings was due principally to an impairment of fixed assets totalling US$193.5 million and other one-off costs of US$21.7 million offset by a profit of US$46.6 million on the sale of 50% of our interest in Geita. Earnings per share was US$0.53, compared to a loss of US$1.06 per share in 2000.

Dividend

The banking covenants under our then-existing revolving credit facility prohibited the payment of cash dividends at all times while our gross borrowings exceeded US$300.0 million. In light of these factors and the deficit on our reserves, we were unable to pay dividends for the year ended December 31, 2000. These covenants, which restricted our ability to pay dividends, were released when this revolving credit facility was refinanced on June 28, 2002. Our current revolving credit facility dated June 28, 2002 no longer restricts our ability to pay dividends. However, we did not pay a dividend for the year ended December 31, 2001 and will not for the year ended December 31, 2002 because of the deficit on our reserves.

Cash Flow

The net cash inflow from operating activities was US$95.4 million, compared to US$149.4 million in 2000. The reduction in 2001 was due principally to the non-consolidation of Geita following the sale of a 50% interest in December 2000 and lower cash flows from other operations.

Net interest paid decreased to US$22.4 million, compared to US$56.4 million in 2000, following the reduction in amounts outstanding on our then-existing revolving credit facility in December 2000. Capital expenditure reduced to US$49.6 million, compared to US$145.6 million in 2000, after the completion of the Geita project in 2000. Expenditure in 2001 comprised US$30.1 million invested at the Obuasi mine and US$19.5 million at other mines.

Cash inflows from management of liquid resources of US$9.7 million, compared to US$13.3 million in 2000, primarily resulted from a reduction in funds on deposit as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

Cash outflows relating to financing activities decreased to US$40.6 million, compared to US$186.3 million in 2000, primarily representing repayments on our then-existing revolving credit facility, together with repayments on other loans.

Capital Expenditure

Our capital expenditure decreased from US$145.6 million in 2000 to US$49.6 million in 2001, primarily due to the completion of the Geita project in 2000. Our capital expenditure during 2001 included US$30.1 million at Obuasi and US$19.5 million at the other mines, excluding Geita. Ashanti's 50% share of Geita's 2001 capital expenditure amounted to US$7.5 million.

Differences between UK GAAP and US GAAP

The net profit for 2002 of US$56.2 million, net profit for 2001 of US$59.9 million and net loss for 2000 of US$119.5 million under UK GAAP, compare with a net loss of US$182.8 million, net income of US$65.4 million and a net loss of US$349.1 million, respectively, under US GAAP. Shareholders' equity for 2002 of

US$446.3 million and for 2001 of US$347.1 million, under UK GAAP, compare with shareholders' equity of US$109.1 million and of US$308.5 million, respectively, under US GAAP.

The differences arise principally from the differing accounting treatment for amortization of goodwill and other intangible assets, impairment of long-lived assets, financial instruments, warrants, write-down of non-recourse loans, asset write-back, prepaid forward gold facility, pensions, environmental provisions and minority interest. Details of the reconciling differences are given in note 32 to our consolidated financial statements included elsewhere in this filing.

B. Liquidity and Capital Resources

Our net debt level as at December 31, 2002 was US$215.6 million. This amount excludes our 50% share of the US$102.7 million non-recourse Geita project finance loan, which is fully drawn.

We also secured an extension of our working capital facilities on a voluntary basis from our then-existing lending banks by way of extension, to December 30, 2002, of the drawdown period in our then-existing revolving credit facility in respect of US$25.4 million of that credit facility. No drawings were made under our then-existing revolving credit facility during 2001. The amounts outstanding under that facility fell from US$88.8 million in 2000 to US$55.0 million in 2001. This working capital facility was cancelled in June 2002 when we entered into our current revolving credit facility described below.

On January 25, 2002, we announced a proposed restructuring of our then-existing exchangeable notes through a scheme of arrangement under which the exchangeable notes would be cancelled and exchanged for approximately 14.8 million ordinary shares and US$163 million of new exchangeable guaranteed notes.

On June 28, 2002, we announced that we had withdrawn the proposed restructuring described above and that we had effected a refinancing of the then-existing revolving credit facility and then-existing exchangeable notes using the proceeds arising from an alternative cash redemption financing plan. We also reached agreement with our hedge counter parties for continued margin-free trading.

The cash redemption plan, which was implemented on June 28, 2002, involved the repayment of the credit facility and the notes from the proceeds of:

     o    an enlarged US$200 million, five year revolving credit facility;

     o the early exercise of 70.3% of our warrants previously issued to certain of our lenders and hedge counter parties, which raised approximately US$41.8 million; and

     o US$75.0 million mandatorily exchangeable notes, which where issued to Lonmin at par and for cash.

The proceeds of this financial restructuring were used to repay US$219 million of our then-existing notes, repay US$48 million of our then-existing revolving credit facility and meet refinancing costs, with the balance being used to fund ongoing operations. As at December 31, 2002, the new enlarged US$200 million facility has been drawn down as to US$149.0 million.

Our recent refinancing is further detailed in "Additional Information" below.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2002 are set out below:

                                                Payments due by period (US$ million)
                                             -------------------------------------------
                                                     Less than   1 - 2   2 - 5   After 5
Contractual Obligations                      Total     1 year    years   years    years
----------------------------------------------------------------------------------------
Debt (including capital lease obligations)   261.4       3.7       3.0   138.8    115.9
Capital commitments                           13.1      13.1        --      --       --
Deferred purchase consideration                8.8       3.0       3.0     2.8       --
----------------------------------------------------------------------------------------
Total Contractual Cash Obligations           283.3      19.8       6.0   141.6    115.9
----------------------------------------------------------------------------------------

Off Balance Sheet Financing Arrangements

We have not entered into any off balance sheet transactions, arrangements or other relationships with unconsolidated special purpose entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources.

Capital Expenditures

The following table sets forth our expenditures (including capitalized exploration) on our properties for the last three years.

                                                          2002   2001    2000
                                                          US$m   US$m    US$m
-----------------------------------------------------------------------------
Obuasi                                                    35.1   30.1    32.6
Bibiani                                                    2.9    1.0     2.8
Siguiri                                                    9.4    7.0    11.6
Freda-Rebecca                                              6.4    6.8     4.8
Geita mine construction                                     --     --    85.7
Iduapriem                                                 10.5    3.6     2.6
Others                                                     0.2    1.1     5.5
-----------------------------------------------------------------------------
                                                          64.5   49.6   145.6
=============================================================================

Capital expenditure at Obuasi related principally to the mechanization of transportation, hoisting processes and development expenditure for the underground operations in order to increase ore production as the high cost surface operations were phased out.

Expenditure at Geita reflects the construction of the mine which was completed in June 2000. Following the disposal of 50% of Geita, it is no longer our subsidiary.

Exploration and New Business Expenditures

Our expenditures on exploration, development and new business activities for the past three years are as follows:

                                                          2002   2001    2000
                                                          ----   ----    ----
                                                                 (US$m)
-----------------------------------------------------------------------------
Burkina Faso                                               0.1    0.2     0.3
Mali                                                       0.2    0.4     1.6
Ghana                                                      1.4    1.4     3.4
Guinea                                                      --     --      --
Tanzania                                                   0.5    0.8     5.6
Cote d'Ivoire                                              0.6    0.7     0.5
Zimbabwe                                                   0.1    0.4     0.7
Democratic Republic of Congo                               0.9    1.4     1.5
Other Countries                                             --    1.2     0.6
-----------------------------------------------------------------------------
Total Exploration Cost                                     3.8    6.5    14.2
=============================================================================

Realization of current assets

Under UK GAAP, ore in stockpiles of US$20.1 million and US$16.2 million as at December 31, 2002 and 2001 respectively, are recorded in current assets, within stocks, while under US GAAP, ore in stockpiles is included in non-current assets. Under US GAAP the classification of ore in stockpile in non-current assets is appropriate given that, while it is management's intention to process the stockpiled ore prior to the end of the mine life, there is not reasonable certainty that that ore will be processed within the next 12 months.

There is estimation involved in the assessment of ore in stockpiles, particularly as to the period in which ore in stockpiles will be processed. There is also a possibility that changes in the economic or operating environment as well as future changes in the mine plan could result in ore in stockpile never being processed. However, it is our intention to process all of our stockpiled ore that is included in stocks before the end of the life of the mine to which the ore relates.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

As announced on March 26, 2003, Ashanti expects its first and second quarter production levels to be in the region of 375,000 ounces. This is due to the delay in commissioning the expansion at Iduapriem/Teberebie and the ongoing Nyankanga pit cut-back at Geita. Damage to the SAG mill pinion at Obuasi, lower mined and stacked grades at Siguiri and power outages in Ghana could further impact production during the second quarter. Following completion of the Nyankanga pit cut-back at Geita, replacement of the damaged mill pinion at Obuasi, both anticipated in July, and commissioning of the second phase of the crusher and overland conveyor component of the Iduapriem/Telerebie expansion towards the end of the third quarter, production levels are planned to increase during the second half of the year in order to meet the 2003 production target of approximately 1.6 million ounces.

As also announced on March 26, 2003, the rising fuel prices, increases in power costs and wages, depreciation of the US dollar in which our revenues are denominated, the appreciation in currencies of countries from which we source our major inputs and rising costs of reagents will impact adversely on our cash operating costs this year. We are taking steps to minimize this impact but it is still likely that cash operating costs will increase by approximately 10% this year. The reduced production levels anticipated for the first two quarters will also have a consequential adverse impact on our unit cash operating costs for the first two quarters, as compared to the annualised level.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The minimum number of directors is three and there is no maximum. The Companies Code of Ghana requires that at least one director is at all times present in Ghana. A director may hold any office or position (except that of auditor) in conjunction with his or her office of director, for any period, any compensation and otherwise as approved by the Board.

Our charter documents provide that directors may be appointed by ordinary resolution of shareholders or by the Board. At each annual general meeting of our shareholders, as near as possible to one-third of the directors will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last election, but as between those who have been in office for an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. If appointed by the Board, a director holds office only until the next annual general meeting and is not taken into account in determining the directors who are to retire by rotation. Any director appointed to the office of managing director shall not, however, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of directors.

A director may be removed by ordinary resolution of our shareholders before the expiration of his period of office, but without prejudice to any claim which such director might have for damages or compensation for breach of any service agreement between him and us.

The business address of each of our directors and officers is our registered office which is Gold House, Patrice Lumumba Road, Roman Ridge, P.O. Box 2665, Accra, Ghana.

Directors

Sam Esson Jonah (age 53). Mr. Jonah is our Chief Executive and Group Managing Director. He joined us in 1969 and was appointed Managing Director in 1986. He is a non-executive director of Lonmin Plc and Commonwealth Africa Investment Fund Limited and is also Chancellor of the University of Cape Coast, Ghana. He is a member of the UN Global Compact on Governance, and is also a Member of the Advisory Committee, Termite Fund. Mr. Jonah is also a Member of the International Investment Advisory Council of the President of South Africa and a Fellow of the Ghana Institute of Engineers.

Merene Botsio-Phillips (age 45). Mrs. Botsio-Phillips is our General Counsel and substitute director for Eleanor Darkwa Ofori Atta. She joined us in 1995 and was appointed to the Board in October 1996. Prior to joining us, she was director of Legal Services and Company Secretary of Ghana Airways Limited. She is a member of the board of The Air Transport Licensing Authority of Ghana. She is also a member of the International Bar Association, the Ghana Bar Association and the English Bar.

Eleanor Darkwa Ofori Atta (age 59). Mrs. Ofori Atta was appointed to the Board in March 1994. She is our Executive Director responsible for Corporate Relations including corporate services and human resources. She joined us in 1977.

Trevor Stanley Schultz (age 61). Mr. Schultz joined the Board in October 1996 and is our Chief Operating Officer. He was formerly Senior Vice President and Chief Operating Officer of Pegasus Gold, and also held senior positions at BHP Minerals.

Srinivasan Venkatakrishnan (age 38). Mr. Venkatakrishnan is our Chief Financial Officer. He joined the Board in July 2000 from Deloitte & Touche in the United Kingdom, where he was employed as a director in the Re-organization Services Division. He is a member of the Institute of Chartered Accountants of India.

Non-executive Directors

Michael Ernest Beckett (age 66). Mr. Beckett has been non-executive Chairman of the Board since June 1, 2001. He joined the Board in March 1994. Formerly managing director of Consolidated Gold Fields, and a director of Gold Fields of South Africa and Renison Gold Fields in Australia. He is Chairman of Clarkson PLC and Watts Blake Bearne and Company P.L.C. and a director of other public companies.

Theophilus Ernest Anin (age 70). Mr. Anin joined our Board in July 2001. He is a professional banker and solicitor with over 30 years' experience in banking, financial management, and consulting in the public and private sectors. He is also a director of the Bank of Ghana. He is a member of the Law Society of England and Wales and is also a Fellow of the Chartered Institute of Bankers.

The Rt. Hon. The Baroness Chalker of Wallasey PC (age 61). Baroness Chalker joined our Board in March 2000. Baroness Chalker is an advisory director of Unilever PLC & NV, non-executive director and President of The South African Business Initiative, President and Chairman of the Boards of Management of the British Executive Service Overseas and the London School of Hygiene and Tropical Medicine, and a director of other public companies. She is also a member of the Institute of Directors.

Dr. Chester Arthur Crocker (age 62). Dr. Crocker joined our Board in February 2000. Dr. Crocker is a professor of strategic studies at Georgetown University's School of Foreign Service. He is also the Chairman of the Board of the United States Institute of Peace and adviser on strategy and negotiations to a number of US and European companies. He served as a US Assistant Secretary of State for African Affairs between 1981 and 1989. He is also a member of the Council on Foreign Relations, the American Academy of Diplomacy and the International Institute of Strategic Studies.

Thomas Richard Gibian (age 49). Mr. Gibian joined our Board in March 2000. He is Managing Director of Emerging Markets Partnership and Chief Operating Officer of AIG, African Infrastructure Fund. He is also a director of InterWave Communications.

Gordon Edward Haslam (age 59). Mr. Haslam was appointed to our Board in March 2002. Mr. Haslam is a director and Chief Executive of Lonmin plc and a director of other public companies.

Dr. Michael Peter Martineau (age 58). Dr. Martineau joined our Board in February 2000. He is the Executive Deputy Chairman of Eurasia Mining plc. He has served as a director of several mining and exploration companies in Africa, Australia, Canada and the United Kingdom, including Cluff Resources Plc and SAMAX Resources Limited. He is also a Fellow of each of the Institute of Mining and Metallurgy, the Society of Economic Geologists and the Society of Geologists.

Nicholas Jeremy Morrell (age 55). Mr. Morrell joined the Board in February 1997. He was a former director and Chief Executive of Lonmin plc.

Other and former directorships of our directors

The following table shows, in respect of each of our directors, the names of all companies and partnerships outside of our group of which he or she has, at any time in the five years prior to the date of this annual report, been a director or partner, as appropriate (excluding subsidiaries of any such companies):

Director                     Company Name                                                 Status
--------------------------   --------------------------------------------------------   --------
Michael Beckett              Clarkson PLC                                                Current
                             Watts Blake Bearne and Company P.L.C.                       Current
                             Oxus Resources Corporation                                  Current
                             London Clubs International plc                              Current
                             BPB Public Limited Company                                  Current
                             Queens Moat Houses plc                                      Current
                             F & C Income Growth Investment Trust plc                    Current
                             Egypt Trust Limited                                         Current
                             Northam Platinum Ltd                                        Current
                             Orica Ltd                                                   Current
                             Endeavour Financial Corporation                             Current
                             Learning Technology Plc                                    Resigned
                             Greycoat Limited                                           Resigned
                             British Borneo Oil & Gas plc                               Resigned
                             Viglen Technology plc                                      Resigned
                             Costain Group PLC                                          Resigned
                             Monarch Resources Ltd                                      Resigned
                             North Limited                                              Resigned
------------------------------------------------------------------------------------------------
Theophilus Anin              Bank of Ghana                                               Current
------------------------------------------------------------------------------------------------
Merene Botsio-Phillips       Air Transport Licensing Authority of Ghana                  Current
                             Ghana Airways Limited                                      Resigned
------------------------------------------------------------------------------------------------

Director                     Company Name                                                 Status
--------------------------   --------------------------------------------------------   --------
The Rt. Hon. The Baroness
Chalker of Wallasey PC       Africa Matters Limited                                      Current
                             Group Five (Pty) Limited                                    Current
                             DCI Limited                                                 Current
                             Freeplay Foundation                                         Current
                             Freeplay Energy P.L.C.                                      Current
                             London School of Hygiene and Tropical Medicine              Current
                             The South African Business Initiative                       Current
                             African Medical And Research Foundation (United Kingdom)    Current
                             Landell Mills Limited                                       Current
                             Ditchley Foundation (The)                                   Current
                             British Executive Service Overseas                          Current
                             Capital Shopping Centres Plc                               Resigned
------------------------------------------------------------------------------------------------
Dr Chester Crocker           ASA Limited                                                 Current
                             US Institute of Peace                                       Current
                             Crocker Group                                               Current
                             First Africa Holdings Limited                               Current
                             Minorco SA                                                 Resigned
------------------------------------------------------------------------------------------------
Thomas Gibian                Interwave Communications                                    Current
------------------------------------------------------------------------------------------------
Gordon Edward Haslam         Lonmin Plc                                                  Current
                             Furuya Metals Company Limited                               Current
                             International Platinum Association                         Resigned
------------------------------------------------------------------------------------------------
Sam Jonah                    Lonmin Plc                                                  Current
                             Commonwealth Africa Investment Fund Limited                 Current
                             African Banking Corporation                                 Current
                             Ecobank Transnational Incorporated                         Resigned
                             Ghana Airways Limited                                      Resigned
                             First Atlantic Bank                                        Resigned
                             Metropolitan Insurance Company Ltd                         Resigned
                             African Selection Mining Corporation                       Resigned
                             New African Investment Limited                             Resigned
------------------------------------------------------------------------------------------------
Dr Michael Martineau         Carpathian Gold Limited                                     Current
                             Eurasia Mining plc                                          Current
                             Axmin Inc.                                                  Current
                             Angus and Ross plc                                          Current
                             Adryx Mining & Metals Limited                              Resigned
                             SAMAX Gold Inc                                             Resigned
                             Rayrock Resources Inc.                                     Resigned
------------------------------------------------------------------------------------------------
Nicholas Morrell             Lonmin Plc                                                 Resigned
------------------------------------------------------------------------------------------------
Eleanor Ofori Atta           Nil                                                             Nil
------------------------------------------------------------------------------------------------
Trevor Schultz               Kenor ASA                                                   Current
                             Diamond Fields International Limited                       Resigned
                             BHP Minerals International                                 Resigned
                             Aurtex                                                     Resigned
                             Newcrest Mining Limited                                    Resigned
------------------------------------------------------------------------------------------------
Srinivasan Venkatakrishnan   Nil                                                             Nil
================================================================================================

None of our directors has:

o    any unspent convictions in relation to indictable offences;

o been declared bankrupt or has entered into any individual voluntary arrangement;

o been a director with an executive function of any company at the time of or within the 12 month period preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with such company's creditors generally or any class of creditors of such company;

o been a partner of any partnership at the time of or within the 12 month period preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

o    held assets which have been the subject of a receivership;

o been a partner of any partnership at the time of or within the 12 month period preceding any receivership of the assets of such partnership;

o been publicly criticized by any statutory or regulatory authorities (including recognized professional bodies); or

o been disqualified by a court from acting as a director of any company or from acting in the management or conduct of the affairs of any company.

Officers

Ernest Abankroh (age 42). Mr. Abankroh is our Company Secretary. He joined us in 1989 and was appointed Company Secretary in May 1999, having previously served as Assistant Company Secretary from December 1996 and in various roles within our accounts department. He holds a Bachelor of Commerce (Hons) degree and a Diploma in Education from the University of Cape Coast and is a Fellow of the Institute of Chartered Secretaries and Administrators (UK).

Martin Awuku Ahorney (age 44). Mr. Ahorney is our Controller-Group Budget & Planning. He joined us in 1987 and was appointed to his present position in July 2000, having previously worked in other key positions within our finance department. Before joining us, Mr. Ahorney worked with Ghana Consolidated Diamonds Limited and Ayew Agyemang and Co., Chartered Accountants. He has an MBA from the University of the Witwatersrand (RSA), and a BSc (Hons) degree in Mineral Processing from Camborne School of Mines (UK) and is a member of the UK Chartered Institute of Management Accountants.

Kwaku Akosah-Bempah (age 43). Mr. Akosah-Bempah is General Manager, Corporate Finance and special assistant to the Chief Executive. Prior to assuming his current position in 2001 he was Finance Director of Freda-Rebecca mine in Zimbabwe, having previously held several senior roles within the Finance Department of the Obuasi mine and Corporate Head Office. He holds a Bachelor of Commerce (Hons) Degree and a Diploma in Education from the University of Cape Coast, Ghana and an MBA from the Columbia Business School, USA. He is also a Chartered Accountant and a member of the Ghana Institute of Chartered Accountants and the Ghana Institute of Taxation.

James Kwamena Anaman (age 56). Mr. Anaman is our Managing Director, Public Affairs with responsibility for investor, government and public relations matters. Prior to joining us in 1994, he was the Minister-Counsellor for Information at the Ghana High Commission in London. A graduate of the University of Ghana, he has also served as a press secretary to the Head of State from 1975 to 1979. He is currently the president of the Ghana Chamber of Mines and a member of both the Investor Relations Society in the UK and the Institute of Public Relations in Ghana.

Mark Arnesen (age 42). Mr. Arnesen is Managing Director, International Treasury. He joined us in January 2000. Prior to joining us, he was Corporate Treasurer of Billiton Plc. He has over 17 years' experience in financial management, of which 11 years were spent in treasury and corporate financing with the Gencor and Billiton groups. He is a member of the South African Institute of Chartered Accountants. He also holds a Bachelor of Commerce and Bachelor of Accounting degree from the University of the Witwatersrand.

Kweku Awotwi (age 42). Mr. Awotwi is Managing Director of Strategic Planning and New Business Development. Before joining us, he was Manager of Business Planning and Analysis for Kaiser Aluminium & Chemical Corporation in Pleasanton, California, where he worked for eight years. He trained as an electrical engineer and has worked for GE/RCA as well as ITT, both in the USA. He has a BSc degree from Yale University and an MBA from Stanford's Graduate School of Business.

Peter Cowley (age 55). Mr. Cowley is Managing Director of Ashanti Exploration and has over 30 years of experience in precious and base metals exploration, development and production, mainly in Africa. He joined us in 1996 from Cluff Resources where he was Group Technical Director for seven years. His previous experience includes positions with Exxon Minerals Company and Anglo American Corporation. He holds an
                                       81

MSc degree from the Royal School of Mines and an MBA degree from the Strathclyde Business School. He is also a Fellow of the Institute of Materials, Minerals and Mining.

Alex Darko (age 50). Mr. Darko is Managing Director of Group Information & Telecommunications. He joined us in November 1996 from Dun & Bradstreet, the business information group, where he held a number of finance positions including Director, European Accounting and Re-engineering. He holds an MSc degree in Management Information Systems and is a Fellow of the UK Association of Chartered and Certified Accountants.

Rolin P. Erickson (age 46). Mr Erickson is Managing Director of Societe Ashanti Goldfields de Guinee. He joined us in 2002 following a successful career in the USA. He has experience of deep underground mining, large scale heap leaching, milling and owner mining. He received a bachelor's degree in Mining Engineering in 1985 from the Montana College of Mineral Sciences and Technology and has supplemented this degree with advanced courses in mining and finance.

Brent Horochuk (age 41). Mr. Horochuk is the Managing Director of the Bibiani mine having previously been Managing Director of the Iduapriem/Teberebie operations. He joined us in March 1995 and has held various mining positions in Obuasi and Zimbabwe and was General Manager for the Iduapriem mine. He holds a BSc in Mining Engineering and a Tech Diploma in Mining Engineering.

Abel Ntini (age 45). Mr. Ntini is the Managing Director of Ashanti Goldfields (Zimbabwe) Limited. He joined us in 1998. He was previously Vermiculite Operations Manager with Palabora Mining Company based in South Africa. He has a degree in Mining Engineering from the Imperial College of Science and Technology in London. He is also a fellow of the Institute of Mining and Metallurgy.

Daniel Monney Akwafo Owiredu (age 45). Mr. Owiredu is the managing director of the Obuasi mine. He was previously managing director of the Bibiani mine which he managed as a project prior to its commissioning. He has over 17 years of service with us and was appointed to his present position in 2002. He had previously served as Chief Engineer for underground mining operations at the Obuasi mine, and was instrumental in the setting up of our BIOX'r' plant from inception to commissioning. Prior to his current appointment, he was managing director of Societe Ashanti Goldfields de Guinee. He holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK.

George Potter (age 45). Mr. Potter is the Managing Director, Group Metallurgy. He joined us in 1994 as Metallurgical Superintendent at the PTP, Obuasi. He has acted as Mill Manager on all three major Metallurgical Plants at the Obuasi mine and has also served as Manager, Metallurgical Services. Prior to his current appointment, he was General Manager, Processing, at the Obuasi mine, and has had previous experience with RTZ in Zimbabwe and Rand Mines of South Africa. He holds a Diploma in Mineral Processing & Extractive Metallurgy and is a member of the South African Institute of Materials, Minerals and Mining and Metallurgy.

David Renner (age 38). Mr. Renner joined us in 1991 and is Managing Director of operations at Iduapriem/Teberebie. He was previously Senior Manager, Group Strategic Planning; prior to that he was the Project Manager for the Geita project in Tanzania, after serving as Section Geotechnical Engineer at both the surface and underground operations of the Obuasi mine and as Special Assistant to the Chief Executive. He holds a BSc (Hons) degree in Civil Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi, and MSc in Geotechnical Engineering from the University of Newcastle-upon-Tyne (UK) and an MBA from the University of the Witwatersrand. He is a Member of the Institute of Soil & Rock Mechanics and an Associate of the Ghana Institution of Engineers.

Gary Townsend (age 45). Mr. Townsend is Group Financial Controller. He joined us in 1996 and was previously Group Chief Accountant of Unigate Plc. He is a Fellow of the Institute of Chartered Accountants of England and Wales and a member of the Institute of Taxation (UK).

Ken Tshribi (age 43). Mr. Tshribi is General Manager, Legal. He joined us from CAL Merchant Bank in 1996. He holds an LLB (Hons) degree from the University of Ghana and is a Member of the Ghana Bar Association. He has also been involved in the teaching of law.

B. Compensation

Our objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest caliber and will encourage and reward superior performance in a manner consistent with the interests of our shareholders.

Executive Directors

On February 28, 2003, Ashanti Capital Limited, or Ashanti Capital, one of our wholly owned subsidiaries, entered into a service agreement with Mr. Jonah at an annual salary of 'L'450,000, subject to annual review. The service agreement can be terminated on three years' written notice given by Ashanti Capital. Mr Jonah is also entitled to receive: a bonus of such amount as the Board may determine; in lieu of pension an amount of 'L'200,000 for the period until October 31, 2003 and from that date an annual gratuity in the amount of 20% of his basic annual salary; private medical insurance; emergency evacuation insurance; a company car; certain flights; accommodation and staff; and the cost of education of his dependant children. On termination of his employment, Ashanti Capital reserves the right to give Mr Jonah pay in lieu of notice of termination (whether notice is given by Ashanti Capital or by Mr. Jonah). This amount would consist of Mr. Jonah's basic salary and any bonus or other benefits referable to his employment. Mr. Jonah is also entitled to terminate his service agreement if we cease to be listed on the New York Stock Exchange or the London Stock Exchange unless, if we become a subsidiary of another company, that company offers Mr. Jonah the position of Chief Executive of the enlarged group on terms at least as beneficial to Mr. Jonah.

We have entered into individual service agreements with Mr. Venkatakrishnan (dated September 20, 2000), Mrs. Botsio-Phillips (dated December 29, 1999) and Mrs. Ofori Atta (dated December 29, 1999) at respective annual salaries of 'L'220,000 (approximately US$342,000), US$125,000 (payable in Cedis) and US$110,000 (payable in Cedis), all subject to annual review. The service agreements of Mr. Venkatakrishnan and Mrs. Botsio-Phillips may be extended by us from January 1 each year for a further period of one year to expire three years thereafter or be terminated, subject to two years' notice. Their service agreements are currently due to expire on December 31, 2005. Mrs. Ofori Atta's service agreement runs until December 31, 2003 when she will take her normal retirement. We entered into a service agreement with Mr. Schultz on December 29, 1999, under which he is entitled to an annual salary of 'L'230,000 (approximately US$358,000). This service agreement expired on December 31, 2002, and has been replaced by a service agreement dated March 27, 2002, under which Mr. Schultz will serve as Chief Operating Officer for the period January 1, 2003 until December 31, 2003. Mr. Schultz will receive an annual salary of US$360,000 for this period. These executive directors are also entitled to receive a bonus of such amount as the Board may determine, an annual gratuity in lieu of a pension in the amount of 20% of their basic annual salary, private medical expenses insurance, emergency evacuation insurance, a company car and accommodation. In addition, Mr. Schultz and Mr. Venkatakrishnan also receive the costs of education of their children until they reach the age of 21 years. On termination of employment, we reserve the right to give such executive directors pay in lieu of notice of termination (whether given by us or the executive director). The amount will consist of such executive director's basic salary for their relevant notice period. In accordance with Mr. Schultz's service agreement for the period January 1, 2003 until December 31, 2003, any pay in lieu of notice will also include any bonus, commission or other benefit referable to his employment as we, or the Board, may, in our sole discretion, decide.

Non-executive Directors

We have entered into appointment letters with each of Dr. Martineau and Dr. Crocker with effect from February 22, 2000, with Mr. Gibian and The Rt. Hon. Baroness Chalker of Wallasey P.C. with effect from March 24, 2000, with Mr. Anin with effect from October 27, 2001, with Mr. Haslam with effect from March 8, 2002, and with Mr. Morrell with effect from February 28, 1997. We have also entered into similar appointment letters with Mr. Beckett with effect from March 5, 1994. Each such director's appointment letter is for a period of approximately three years (subject at all times to the retirement by rotation provisions) and renewable on the same terms.

Save for Mr. Beckett, the Chairman of the Board, who is entitled to a retainer of US$75,000 per year as of June 1, 2002, each non-executive director is entitled to a retainer of US$30,000 per year and a Board committee Chairman is entitled to an additional US$5,000 per year. Each non-executive director is also entitled to an attendance fee of US$1,000 for each Board meetin attended in person and, if the meeting is attended in person outside their country of domicile, then that director is also entitled to a travel fee of US$1,500. Each non-executive director is also entitled to be reimbursed all reasonable expenses incurred while working on our business as well as those expenses incurred in attending Board meetings.

In the fiscal year 2002, the aggregate amount of compensation comprising salary, bonuses and other payments, as well as benefits in kind, paid by us to all of our directors and senior management was approximately US$5.4 million and to senior management was US$2.5 million. This does not include the part of the remuneration of Mr. Jonah which, prior to termination of the Replacement Technical Services Agreement on February 28, 2003, was paid by Lonmin. We separately paid Lonmin, under the Replacement Technical Services Agreement, for technical services it rendered to us, including the services of Mr. Jonah. In the financial year ended December 31, 2002, we paid US$0.8 million to Lonmin for these technical services.

As at May 30, 2003, the interests of the directors (and interests of persons connected with them within the meaning of section 346 of the UK Companies Act 1985 which would, if the connected person were a director, be required to be disclosed, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director whether or not held through another party) in our securities were:

                                                                  Number of        Number of
                                                                    Shares       Shares under
Name                                               Beneficial   Non-Beneficial   option/award
------------------------------------------------   ----------   --------------   ------------
Michael Beckett                                       1,873           0                   0
Theophilus Anin                                          53           0                   0
Merene Botsio-Phillips                                  100           0              70,426
The Rt. Hon. The Baroness Chalker of Wallasey PC          0           0                   0
Chester Crocker                                           0           0                   0
Thomas Gibian                                        20,000           0                   0
Gordon Haslam                                             0           0                   0
Sam Jonah                                            59,690           0             410,404
Michael Martineau                                         0           0                   0
Nicholas Morrell                                          0           0                   0
Eleanor Ofori Atta                                      553           0              63,999
Trevor Schultz                                       31,245           0             195,912
S Venkatakrishnan                                         0           0             200,775
---------------------------------------------------------------------------------------------

No director exercised any share options during 2002 and up to May 30, 2003.

Save for the interests of Mr. Jonah in the Replacement Technical Services Agreement (which was terminated on February 28, 2003), none of our directors has or had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to our business and which has been effected by us during the current or immediately preceding financial year or which was effected by us during any earlier financial year and remains in any respect outstanding or unperformed.

There are no outstanding loans granted by us to any of our directors, nor any guarantees provided by us for the benefit of any of our directors.

As at May 30, 2003, the interests of our senior management in our securities were:

Name                                                            Number of Shares
-------------------------------------------------------------   ----------------
Ernest Abankroh                                                        *
Martin Awuku Ahorney                                                   *
Kwaku Akosah-Bempah                                                    *
James Kwamena Anaman                                                   *
Mark Arnesen                                                           *
Kweku Awotwi                                                           *
Peter Cowley                                                           *
Alex Darko                                                             *
Rolin P. Erickson                                                      *
Brent Horochuk                                                         *
Abel Ntini                                                             *
Daniel Monney Akwafo Owiredu                                           *
George Potter                                                          *
David Renner                                                           *
Gary Townsend                                                          *
Ken Tshribi                                                            *
--------------------------------------------------------------------------------

*=   owns less than 1% of our outstanding capital stock.

Incentive Schemes

The AGC Senior Management Share Option Scheme

The exercise price per share for options granted under this scheme is set at the average of the closing middle market quotations for our shares on the LSE on the 5 dealing days immediately preceding the date of grant of the option. The exercise price will be denominated in US dollars but may, at the election of participants, be paid in cedis (translated from US dollars at the average of the closing buying and selling spot rates ruling two days before exercise of the option).

Options will normally be exercisable at any time between the third and tenth anniversaries of the date of grant. The right to exercise an option will generally be forfeited shortly after a participant leaves employment. Special provisions apply however if:

o the participant's employment terminates by reason of death, injury, disability, retirement or redundancy or any other reasons at the Management Development and Remuneration Committee's discretion;

o in the case of an expatriate employee, on expiry without renewal of his fixed-term contract of employment;

o in the event of a person becoming a "majority shareholder controller" (as defined in section 84 of the Mining Law); or

o    on a reconstruction or liquidation of us.

Options have previously been granted subject to performance conditions. However, as one of the primary objectives of the option scheme is to help us retain key personnel, options granted after April 25, 2001 are not subject to performance conditions.

There is a limit on the number of shares which may be subject to options granted under this scheme. The number of our shares which may be issued or become issuable pursuant to options granted on any date, when added to the number of shares issued and remaining issuable in respect of outstanding options granted in the previous 10 years under this scheme and any other share schemes operated by us, may not exceed 10% of the number of our shares at that date.

No option may be granted under this scheme after April 25, 2011.

The Ashanti Bonus Co-Investment Plan

Under this plan, executive directors and key employees who receive an annual bonus and are recommended by the Management Development and Remuneration Committee are offered the right to purchase certain of our shares. These shares have already been issued and purchased by an employee trust, which is funded by us on terms agreed by the Board. These shares are designated "Invested Shares" for the purposes of this plan. If participants choose to purchase Invested Shares then, without having to pay any further amounts, participants are granted the right to receive an additional number of shares equal to the number of Invested Shares purchased. These additional shares are designated "Matching Shares" for the purposes of this plan. Normally, so long as the participant does not sell the Invested Shares within a two-year period following their purchase, the Matching Shares will be released to him in equal installments on the first and second anniversaries of the making of the award. Rights to receive Matching Shares will normally lapse if the participant leaves employment with us or sells the Invested Shares within two years of their purchase date.

Awards made under this plan have been allowed to run their course and we do not currently intend to make any further awards under this plan.

The AGC 1994 Employee Share Scheme

Under this scheme, executive directors and key employees receive our shares for free if we achieve specified challenging internal and/or performance conditions within a three-year period. Previously, ordinary shares have been conditionally awarded to employees nominated by us, and transferred to employees following the employee's completion of three years' service from the date of the award, provided the performance targets are met. Awards made in 2002 were, and subsequent awards will be, subjected to granting conditions and held for 3 years from the date of award and on the expiry of which they will be released free of charge. Awards generally lapse if participants leave employment with us, but special termination provisions apply if:

o the participant's employment terminates by reason of death, injury, disability, retirement or redundancy, or other reasons at the discretion of the trustee of this scheme;

o in the case of an expatriate employee, on expiry without renewal of his fixed-term contract of employment;

o in the event of a person becoming a "majority shareholder controller" as defined in section 84 of the Mining Law; or

o    on a reconstruction or liquidation of us.

The Ashanti Performance Share Plan

All executive directors and key employees are eligible to participate in this plan. Awards are made in the form of a contingent right to receive a specified number of our shares at no cost to the participant. Receipt of shares is subject to the satisfaction of performance criteria over a three year period. Awards generally lapse if the participant leaves our employment but special termination provisions apply if the participant's employment terminates by reason of death, injury, disability, retirement or on a reconstruction or liquidation of us. Awards made under this plan will be allowed to run their course, but we do not currently intend to make any further awards.

Long-Term Performance Plan

All directors and employees are eligible to participate in this plan but, as yet, no awards have been made under it. Each award will have a three year performance period, and payment will generally be conditional on the executive remaining with us for the duration of that period. The maximum amount receivable will normally be 100% of annual basic salary at the award date. At the end of the three year period, we will make payments according to the level of our performance measured against performance targets set when the award was made.

C. Board Practices

Audit and Finance Committee

The Audit and Finance Committee reviews and reports to the Board on the compliance, integrity and major judgmental aspects of our published financial statements, the scope and quality of the internal and external audit and the adequacy of our internal controls. The members of the Audit and Finance Committee are: Mr. Beckett (Chairman), Mr. Anin, Dr. Crocker, Mr. Gibian and Mr. Morrell.

Management Development and Remuneration Committee

The Management Development and Remuneration Committee is responsible for the appointment of directors, the determination of the level and structure of executive directors' remuneration and the review of their performance and service agreements. It makes recommendations to the Board on these matters in accordance with its terms of reference and reviews and approves succession programs with respect to top management. The members of the Management Development and Remuneration Committee are: Dr. Crocker (Chairman), Mr. Anin, Mr. Beckett, Mr. Gibian, Dr. Martineau and Mr. Morrell.

Risk Management Committee

The Risk Management Committee reviews and monitors the execution of risk management policies with particular focus on financial risks, including hedging, and, where necessary, makes recommendations to the Board. The members of the Risk Management Committee are Mr. Jonah (Chairman), Mr. Schultz and
Mr. Venkatakrishnan.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the monitoring of the general conduct of directors in line with best practice and screens individuals proposed for appointment to the Board. It is also responsible for the non-financial aspects of our safety, health and environmental issues and makes recommendations, as appropriate, to the Board. The members of the Corporate Governance Committee are: The Rt. Hon. The Baroness Chalker of Wallasey PC (Chairman), Mr. Anin, Dr. Martineau and Dr. Crocker.

D. Employees

The average number of employees of our group for the three years ended December 31, 2002 was as follows:

                                December 2002   December 2001   December 2000
-----------------------------------------------------------------------------
Underground mining                  4,602           4,777           4,854
Surface mining and processing       2,425           2,439           2,565
Administration                      2,914           2,973           3,010
-----------------------------------------------------------------------------
Total                               9,941          10,189          10,429
=============================================================================

The "Administration" category in the table above includes environmental, finance, human resources, purchasing, stores, general administration and mine village services departments.

In the table above, the Geita joint venture employees are not included in the breakdowns for dates after December 31, 2000.

In Ghana, the terms of employment and remuneration for junior staff are determined by collective bargaining agreements, ("Collective Agreements") entered into between us and the Ghana Mine Workers Union. The Collective Agreements have a term of three years and levels of pay are negotiated annually.

E. Share Ownership

No individual listed under 6B owns as much as 1% of the ordinary shares.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 30, 2003, our issued capital consisted of 130,289,386 ordinary shares (excluding treasury shares) and one special rights redeemable preference share or golden share.

Lonmin is the beneficial owner of 27.6% of our outstanding ordinary shares and the Government of Ghana owns 16.9% of our outstanding ordinary shares. The Government of Ghana has been issued with the golden share entitling it to the following rights which no other shareholder possesses:

o The holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares, although without the right to vote the "golden share".

o The golden share may only be issued to, held by or transferred to a Minister of the Government of Ghana or any person acting on behalf of the Government and authorized in writing by such Minister.

o On a return of assets in a winding-up or liquidation of us, the holder of the golden share is entitled to the sum of one thousand cedis in priority to any payment to other members, but the golden share confers no further right to participate in our profits or assets. The golden share has no right to dividend and no right to participate in any offer of securities to existing shareholders or in any capitalization issue.

o The holder of the golden share may require us to redeem it at any time in consideration of the payment of one thousand cedis. The golden share is not redeemable at our option.

o Each of the following matters are accordingly only effective upon the written consent of the holder of the golden share:

          (i)  any amendment to or removal of the rights of the golden share,

          (ii) a voluntary winding-up or voluntary liquidation of us,

          (iii) the redemption of or purchase by us of the golden share,

          (iv) the disposal of any mining lease held by us or any subsidiary, and

          (v) any disposal (other than a disposal in the ordinary course of the business) which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of our assets taken as a whole.

Additionally, pursuant to the Mining Law, the Ghanaian Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of us.

Based on information available to us, on May 30, 2003, there were 49 record holders of our ordinary shares in the United States, who held approximately 0.4% of our ordinary shares then issued and outstanding.

The following sets forth information regarding the beneficial ownership of our ordinary shares as of May 30, 2003, by:

o any person whom the directors are aware as at May 30, 2003, who is interested directly or indirectly in 3% or more of our ordinary shares;

o    each of our directors; and

o    all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to the exercise of options, to the extent the options are currently exercisable or are exercisable within 60 days of May 30, 2003, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Unless otherwise indicated, the address of each of the parties listed in the table below is our registered office which is Gold House, Patrice Lumumba Road, Roman Ridge, P.O. Box 2665, Accra, Ghana.

                                                         Shares Owned
                                                   -------------------------
Holder                                               Number        Percent
------------------------------------------------   ----------   ------------
Sam Esson Jonah                                             *          *
Srinivasan Venkatakrishnan                                  *          *
Michael Ernest Beckett                                      *          *
Merene Botsio-Phillips                                      *          *
Eleanor Darkwa Ofori Atta                                   *          *
Trevor Stanley Schultz                                      *          *
Theophilus Ernest Anin                                      *          *
The Rt. Hon. The Baroness Chalker of Wallasey PC            *          *
Dr. Chester Arthur Crocker                                  *          *
Thomas Richard Gibian                                       *          *
Gordon Edward Haslam                                        *          *
Dr. Michael Peter Martineau                                 *          *
Nicholas Jeremy Morrell                                     *          *
Lonmin plc                                         36,000,000       27.6
   4 Grosvenor Place
   London SW1X 7YL
Government of Ghana                                21,978,104       16.9
   Room 403, Ministry of Finance
   Accra, Ghana
M&G Investment Managers                            10,270,760        7.9
   Laurence Pountney Hill
   London EC4R 0MM
Genesis Asset Managers Limited                      8,878,164        6.8
   21 Knightsbridge
   London SW1X 7LY
All directors and executive officers                        *          *
* = less than 1%

BNY (Nominees) Limited holds 63,304,999 of our ordinary shares in their capacity as depositary under our GDR program. Capita IRG Trustees Limited is the registered holder of 64,803,697 of our ordinary shares in its capacity as trustee under our Ashanti Depositary Interest program (of which BNY (Nominees) Limited is a participant). Neither of these parties fulfil the SEC's requirements for "beneficial ownership" as they do not hold voting or investment power with respect to the relevant shares.

Save for the interests set out above, our directors are not aware of any person who, as at May 30, 2003, will be interested directly or indirectly in 3% or more of our issued share capital.

Lonmin has no entitlement to appoint directors to the Board. Currently there are only two directors out of 13 who are employees and/or directors of Lonmin who are on the Board. Consequently, we are satisfied that we are capable of carrying on our business independently of Lonmin and have no transactions or relationships with Lonmin other than in respect of the MENs. All transactions and relationships between Lonmin and us are, and will be, conducted on arm's length terms and on a normal commercial basis.

B. Related Party Transactions

We entered into a Replacement Technical Services Agreement in March 1994 with our largest shareholder, Lonmin (then Lonrho Plc). This agreement was amended by letter agreements dated December 1, 1995, July 30, 1998 and June 17, 1999. Under the Replacement Technical Services Agreement, Lonmin was required to provide the services of Mr. Jonah to us as our managing director and/or chief executive. This agreement was terminated effective February 28, 2003, at which time one of our subsidiaries entered into direct service agreement with Mr. Jonah in respect of the provision of Mr. Jonah's services as our chief executive and managing director. The terms of this agreement are summarised in "Section 6.B" above.
Mr. Jonah is also a director of Lonmin. In addition, Mr. Haslam, the chief executive of Lonmin, is also one of our directors.

A substantial proportion of our insurance is placed through Metropolitan Insurance Company Limited, or Metropolitan, a Ghanaian incorporated company, as the Ghanaian law requires many risks to be insured through a Ghanaian company. Metropolitan re-insures a large percentage of the insurance through the Ghanaian and international insurance market. The total premiums and other fees paid by us to Metropolitan (after deducting amounts which it pays on as premiums to re-insurers but adding re-insurance commissions) were US$366,945 in 2002, US$275,432 in 2001 and US$207,095 in 2000. However these figures are subject to final adjustment. A trust in which some members of the family of our Chief Executive Officer, Mr. Sam Jonah, have beneficial interests, holds a majority interest in Metropolitan. Mr. Sam Jonah holds no beneficial interest in Metropolitan. Metropolitan is managed independently from Mr. Sam Jonah and neither Mr. Sam Jonah nor his family are directors of, nor do they participate in the management of, Metropolitan.

Another of our major shareholders is the Government of Ghana. We pay royalties, corporate and other taxes and utility charges in the normal course of business to the Government of Ghana and associated authorities. Amounts we paid during 2002 totaled approximately US$48 million. Of this amount, approximately US$9 million was attributable to royalties and the remainder to corporate and other taxes and utility charges. The Ministry of Mines of the Government of Ghana is also the Licensor of our mines in Ghana.

On June 28, 2002 Lonmin subscribed for US$75.0 million of MENs pursuant to the Lonmin MENs Subscription Agreement and the Government of Ghana MENs Subscription Agreement. The Government of Ghana has a call option in respect of US$28.4 million of the MENs.

C. Interests of Experts and Counsel

Not applicable

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 -- "Financial Statements".

     Legal Proceedings

Save as disclosed below, we have not been involved in any legal or arbitration proceedings, nor, so far as our directors are aware, are there any such proceedings pending or threatened involving us or any member of our group, which may have or have had in the previous 12 months, a significant effect on us or our group's financial position.

     US Class Action

Ashanti, Sam Jonah, and Mark Keatley (our former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging nondisclosures and misstatements concerning our hedging position and program. The plaintiffs contend that Ashanti's and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased our shares during the period July 28, 1999 through October 5, 1999, the 1999 Class Period, while the third purported to be brought on behalf of investors who purchased our shares during the period April 21, 1997 through October 5, 1999, the 1997-1999 Class Period. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.

The three actions were consolidated for all purposes by the Court and the court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. A consolidated amended class action complaint was filed on October 27, 2000. Pursuant to a Stipulation and Order signed by the Court, the claims in the 1997-1999 Class Period were stayed.

We are vigorously defending the claims and moved to dismiss the consolidated amended class action complaint. In a decision dated February 13, 2002, the Court granted in part and denied in part that motion. Following that decision, the plaintiffs filed a second consolidated amended class action complaint, which we answered, and fact discovery commenced. By motions dated March 24, 2003, the lead plaintiffs moved for leave to expand the class period to include the 1997-1999 Class Period, to file a third consolidated amended class action complaint, and to certify the case as a class action. We filed oppositions to those motions on April 25, 2003. Although we cannot make any assurances regarding the ultimate outcome of this litigation, we believe that the outcome will have no material adverse affect on our financial position.

     Kimin

A number of expatriate employees instituted an action against Kilo-Moto Mining Company, a subsidiary of ours, and against us in the Brussels Labor Court for arrears of salary, severance payments and payment in lieu of holiday. On November 16, 1999, the Brussels Labor Court upheld the claims of four of the ex-employees against Kimin for arrears of salary incurred up to October 1, 1997. The Brussels Labor Court also held that we were jointly and severally held liable with Kimin for the claimants' salaries and severance payments as from October 1, 1997. Kimin and we appealed against the judgment. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, to enforce the provisional judgment against Kimin in the Democratic Republic of Congo. The Brussels Labor Court of Appeal issued its judgment on March 13, 2002. The Court awarded a total sum of 1,501,870.34 euros (approximately US$1.35 million) plus 7% interest, in favor of the affected ex-employees as against the total amount claimed by them of US$2.2 million plus interest.

Our liability for a further claim for payment in lieu of holiday was to be decided late 2002. However, in July 2002, we and Kimin fully and finally settled the claims of the four ex-employees for a total sum of 2.1 million Euros. In addition, the settlement has effectively terminated the two unadjudicated claims of the ex-employees and has also rendered the judgements of the Brussels Labour Court and the Brussels Labour Court of Appeal dated 15 November 1999 and 13 March 2002 respectively void and of no legal effect. Other claims have been made against us and Kimin by several other ex-employees, consultants and third party creditors.

We are currently evaluating these claims. Based on information currently available to us, we believe that this potential liability has been reasonably provided for in our financial statements.

Dividends

We are continuing to strengthen our financial position. However, under Ghanaian law we are unable to consider paying dividends until we have positive reserves on our balance sheet. Our individual company accounts currently show a substantial deficit. Unless we are able to restructure our balance sheet, we will not be able to pay dividends in the foreseeable future.

B. Significant Changes

On December 6, 2002 we filed a Registration Statement on Form F-1 (No. 333-101682) with the SEC in connection with a proposed rights issue. On January 27, 2003 and March 26, 2003 we filed amendments thereto. Under the terms of the RCF (discussed in Item 10C "Material Contracts" below) we are required to use our best efforts to effect a rights issue on or before December 31, 2003. As of the date of this report, this registration statement has not yet been declared effective by the SEC and we have not yet completed this rights issue. On May 16, 2003, we issued a press release stating that our board of directors had noted the recent movement in our share price. In that press release the board further confirmed that it was in discussions with the board of AngloGold regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 of our ordinary shares or GDSs. These discussions and related discussions with certain stakeholders are continuing. We cannot assure you that these discussions will lead to a proposal being made for our entire issued share capital. In view of our current discussions with AngloGold regarding a proposed merger, the proposed rights issue has been delayed. If a firm announcement is made in relation to the proposed merger, it is not our intention to proceed with the rights issue.

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

Price History of Stock

Our ordinary shares and/or GDSs are listed on the following international stock exchanges and trade under the symbols shown:

Ghana      AGC (shares)
London     ASN (shares), ASND (GDSs)
New York   ASL (GDSs)
Zimbabwe   No symbol

Our GDSs are traded on the London Stock Exchange, or LSE, and the New York Stock Exchange, or NYSE, by way of a sponsored global depositary receipt, or GDR, facility with The Bank of New York as depositary. The ratio of our GDSs to our ordinary shares is 1:1.

On the Zimbabwe Stock Exchange, our shares are also traded by way of a sponsored Zimbabwe depository receipt, or ZDR, facility. The ratio of ZDRs to our shares is 100:1.

The table below sets forth for the periods indicated, the reported high and low sales prices for our ordinary shares on the Ghana Stock Exchange.

                                   Cedis per      Translated into     Average daily
                                ordinary share       US Dollars      trading volume
                                --------------    ---------------      (number of
                                 High     Low       High    Low     ordinary shares)
------------------------------------------------------------------------------------
Financial Year

1997
January 1 - March 31, 1997      22,500   20,510    11.89   10.84           234
April 1 - June 30, 1997         22,050   21,300    11.30   10.88           185
July 1 - September 30, 1997     22,050   19,900    10.08    9.10           418
October 1 - December 31, 1997   21,100   15,400     9.40    6.85           348

1998
January 1 - March 31, 1998      17,000   16,500     7.42    7.20           564
April 1 - June 30, 1998         18,000   18,000     7.80    7.80            70
July 1 - September 30, 1998     18,000   15,300     7.74    6.58            65
October 1 - December 31, 1998   18,000   16,500     7.73    7.03           150

1999
January 1 - March 31, 1999      19,000   18,000     7.45    7.86            57
April 1 - June 30, 1999         18,700   18,700     7.39    7.39            49
July 1 - September 30, 1999     18,700   18,700     7.00    7.00            --
October 1 - December 31, 1999   18,700   18,700     5.34    5.34            40

2000
January 1 - March 31, 2000      18,700   18,700     4.57    4.57            57
April 1 - June 30, 2000         18,700   18,600     3.46    3.44             6
July 1 - September 30, 2000     18,600   18,600     2.85    2.85            --
October 1 - December 31, 2000   18,600   18,600     2.76    2.69            --

2001
January 1 - March 31, 2001      18,600   18,500     2.67    2.60             2
April 1 - June 30, 2001         18,600   18,500     2.57    2.56            --
July 1 - September 30, 2001     18,800   18,500     2.60    2.57         2,805
October 1 - December 31, 2001   18,800   18,500     2.61    2.57         1,772

2002
January 1 - March 31, 2002      18,800   18,800     2.55    2.50            28
April 1 - June 30, 2002         18,800   18,800     2.46    2.40            22
July 1 - September 30, 2002     18,807   18,800     2.33    2.23            36
October 1 - December 31, 2002   18,807   18,807     2.28    2.28         2,764
December, 2002                  18,807   18,807     2.27    2.27         9,154

2003
January, 2003                   28,100   27,000     3.34    3.21            36
February, 2003                  28,500   28,100     3.35    3.30           250
March, 2003                     28,500   28,500     3.33    3.33
April, 2003                     28,500   28,500     3.32    3.32            50
May, 2003                       28,500   28,500     3.25    3.25           446
------------------------------------------------------------------------------------

NOTES:

1. In April 1994, our ordinary shares were listed in Ghana and London. In 1996, our GDSs were listed in New York and London, and our ordinary shares were listed in Australia and Toronto. We delisted from Toronto and Australia in 2002. In 1997, we listed Zimbabwean depositary receipts on the Zimbabwe Stock Exchange, one hundred of which represent one ordinary share.

2. The cedi prices have been translated into US dollars using the average of the buy and sell rates of the Bank of Ghana on the date of each such high and low amount.

Our shares are traded on the NYSE in the form of global depository securities, or GDSs, which are evidenced by GDRs. Each GDS represents one share. The closing price of our GDSs on May 30, 2003, was US$5.81 per GDS. The table below sets forth, for the periods indicated, the reported high and low trading prices for our GDSs on the NYSE.

                                   Per GDS
                                ------------       Average daily
                                High     Low      trading volume
Year                             US$     US$    (number of shares)
------------------------------------------------------------------
1997
January 1 - March 31, 1997      15.62   11.87        134,738
April 1 - June 30, 1997         15.25   12.69        114,648
July 1 - September 30, 1997     13.63   11.69         81,733
October 1 - December 31, 1997   11.44    9.50        131,061

1998
January 1 - March 31, 1998      10.00    6.68        120,164
April 1 - June 30, 1998         11.00    7.13        122,166
July 1 - September 30, 1998      9.03    5.03        187,466
October 1 - December 31, 1998   12.00    7.05        164,892

1999
January 1 - March 31, 1999      10.69    7.69        165,249
April 1 - June 30, 1999          9.69    6.69        192,506
July 1 - September 30, 1999     10.13    5.63        186,139
October 1 - December 31, 1999    9.38    2.44        380,128

2000
January 1 - March 31, 2000       3.75    1.63        183,578
April 1 - June 30, 2000          2.56    1.38         71,668
July 1 - September 30, 2000      3.06    1.50         74,890
October 1 - December 31, 2000    2.77    1.56         67,648

2001
January 1 - March 31, 2001       3.05    1.88         45,664
April 1 - June 30, 2001          3.31    1.93        108,537
July 1 - September 30, 2001      4.18    2.99        111,781
October 1 - December 31, 2001    4.25    3.10         49,642

2002
January 1 - March 31, 2002       5.45    3.51        250,628
April 1 - June 30, 2002          6.50    4.57        399,334
July 1 - September 30, 2002      6.30    3.81        261,865
October 1 - December 31, 2002    6.58    4.91        383,555
December, 2002                   6.58    4.91        613,057

2003
January, 2003                    6.84    5.56        527,686
February, 2003                   6.75    5.75        534,016
March, 2003                      6.65    5.00        403,833
April, 2003                      5.66    5.03        333,005
May, 2003                        7.71    5.60      1,129,043
------------------------------------------------------------------

The table below sets forth the closing midmarket quotations for a GDS as derived from the Daily Official List as published by the LSE for the first dealing day in each of the six months prior to the date of this annual report.

                    Ordinary share price
Date                        (US$)
----------------------------------------
December 2, 2002            5.25
January 2, 2003             5.60
February 3, 2003            6.05
March 3, 2003               6.25
April 1, 2003               5.75
May 1, 2003                 5.75

B. Plan of Distribution

Not applicable.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital
Not applicable.

B. Memorandum and Articles of Association

Introduction

We are subject to the provisions of the Ghanaian Companies Code of 1963, as amended, or the Companies Code, which constitutes the principal Ghanaian legislation regulating companies incorporated in Ghana. The Companies Code was based on English company law at the time of its adoption but also reflects certain provisions from the legislation of Australia, South Africa and certain other countries. A principal feature of the Companies Code which distinguishes it from other acts based on the English model is that it attempts to codify company law.

The following is a description of certain provisions of our Regulations and Ghanaian company law and includes a description of the rights attached to our ordinary shares. It does not purport to contain all applicable qualifications and exceptions nor does it purport to be a complete review.

Authorized Business

Pursuant to Regulation 2 of our Regulations, the businesses which we are authorized to carry on are:

o to act as the holding and co-ordinating company of the group of companies of which we are for the time being the holding company;

o to take over with effect from 1st October, 1972 the assets, business, objects and functions in Ghana formerly carried on by the Ashanti Goldfields Corporation Limited pursuant to the Mining Operations (Government Participation) Decree, 1972 (N.R.C.D. 132);

o to purchase, take concession of, lease, or otherwise acquire any mines, mining rights, and metalliferous land and any interest therein and to explore, work, exercise, develop and turn the same to account;

o to acquire quarries and mineral lands, timber and forestry estates and property and land of every description developed or intended to be developed for the production of raw materials, crops, animal products or agricultural products anywhere throughout the whole world and any interest or concession therein and to explore, work, exercise, develop and turn the same to account;

o to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate and prepare for market ore, metal and mineral substances of all kinds;

o to carry on in any part of the world all or any of the businesses of financiers, capitalist, concessionaires, commercial agents, mortgage and bullion brokers, discount brokers or financial agents and advisers;

o to carry on the businesses of hoteliers, guest house managers, lodging housekeepers, travel agents, tickets and booking agents, charter flight travel contractors, forwarding and custom brokers and to facilitate tours and travel and to arrange hotel accommodation bookings and travelers checks and credit card facilities and other facilities for tourists and travelers and to engage in all aspects of the travel and tourist industry and to run holiday resorts generally;

o to carry on all or any of the businesses of general contractors, engineering contractors, civil engineers, site formation and plant layout advisers and consultants (whether civil, mechanical, electrical, structural, chemical, aeronautical, mining, marine or otherwise); and

o to carry on in any part of the world any other business of a similar nature or any business which may in our opinion be conveniently carried on by us and any other business which may seem to us capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of our businesses.

Pursuant to Section 24 of the Companies Code of Ghana, we have, for the furtherance of our authorized businesses, all the powers of a natural person of full capacity except in so far as such powers are expressly excluded by our Regulations.

Control and Management

Our control and management is divided between the members in general meeting and the board of directors. Except for matters specifically reserved for the members in our Regulations and the Ghanaian Companies Code, overall management of our business is vested in the board of directors and, except to the extent that our Regulations otherwise provide, the board of directors, when acting within its powers, shall not be bound to obey the directions or instructions of the members in general meeting.

The board of directors is entitled to exercise its powers through committees and to appoint a managing director and to delegate all or any of its powers to a managing director.

Specific powers which have been reserved for the members include matters relating to amendments to our Regulations, the share capital and any issue of new shares, the approval of the accounts, the distribution of profits, the re-election of directors and the auditors, the approval of the fees, remuneration and other interests of the directors and the authorization to dispose of the whole, or substantially the whole, of our undertaking or assets, although certain of these powers can also be exercised by the board of directors.

General Meetings

     General

The Companies Code provides that shareholders shall exercise their powers in general meeting. We are required to hold a general meeting as our annual general meeting in each year, and not more than fifteen months from the date of the previous annual general meeting, to consider the statutory accounts and reports and to re-elect our directors and our auditors.

Extraordinary general meetings will be held when considered necessary by the board of directors or when requisitioned by shareholders representing at least one-twentieth of our issued shares.

All general meetings shall be held in Ghana unless the board of directors decides otherwise.

     Notice of Meetings

At least 21 days' notice must be given of general meetings. The notice convening a general meeting must state the general nature of the business to be considered and, if the meeting is to consider a special resolution, must set out the terms of the resolution. Any member has the right to have a resolution included in the notice of meeting if he so requests in writing to the board of directors in time for the matter to be included in the notice of meeting.

Our members, directors and auditors are entitled to receive notice of general meetings. Notice of general meetings may be given by us to a member or director either personally or by sending it by post in a pre-paid envelope addressed to the member at his registered address or by leaving it at that address with some person apparently over the age of sixteen.

     Voting

At a general meeting every holder of shares who is present in person (including any corporation present by its duly authorized representative) or by proxy shall on a show of hands have one vote and every such holder present in person or by proxy shall on a poll have one vote for each share of which he is the holder but no member is entitled to attend and vote in respect of any share held by him unless all calls or other sums presently payable by him to us in respect of that share have been paid. The holder of the golden share does not have any voting rights. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

At a general meeting a poll may be demanded by:

o    the chairman of the meeting; or

o    at least two members present in person or by proxy; or

o any member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to attend and vote on the resolution.

In addition, where instruments of proxy have been duly lodged and have not been revoked it shall be the duty of the chairman of the meeting to demand a poll after any vote by show of hands unless the result on the show of hands is in accordance with the directions, if any, given in all such instruments of proxy.

     Majorities required for resolutions

Our Regulations do not make specific provision for the majorities required to pass particular resolutions. However, under the Companies Code, passing an ordinary resolution requires a simple majority of votes cast by such members who vote in person or by proxy at a general meeting to be in favor of the resolution. A special resolution requires a majority of not less than three-quarters of the votes cast by such members who vote in person or by proxy at a general meeting, of which notice specifying the intention to propose the resolution as a special resolution has been duly given, to be in favor of the resolution.

     Proxies

A member entitled to attend and vote at a general meeting or a meeting of any of the holders of any class of shares is entitled to appoint another person (whether a member or not) to act as his proxy to attend and vote instead of him and such proxy shall have the same rights as the member to speak at the meeting.

The instrument appointing a proxy (and the requisite authorities (if any)) may:
(a) be deposited at our registered office or as specified in the notice convening the meeting or in any instrument or proxy sent out by us in relation to the meeting, not less than 48 hours before the time of the holding of the meeting or adjourned meeting; or (b) in the case of a poll taken more than 48 hours after it is demanded, be so deposited after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or
(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded, and in default the instrument of proxy may be treated as invalid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution.

     Quorum

The quorum for a general meeting shall be two persons present in person or by proxy and entitled to attend and vote at the meeting.

Variation of Rights

The Companies Code provides that if at any time our shares are divided into different classes, the rights for the time being attached to any class of shares shall not be varied except to the extent and in the manner provided in our Regulations. Other than the rights attaching to the golden share, which can only be varied with the written consent of the holder of the golden share, our Regulations provide that the rights attaching to any class of shares may be varied either with the consent in writing of the holders of not less than three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a meeting of the holders of the shares of the class. All the provisions of our Regulations as to general meetings shall apply in like manner to such meeting, but the quorum at any such meeting shall be no less than two members present in person or by proxy, holding at least one-third of the total voting rights of the class in question.

Alteration to Constitutional Documents

Apart from a restriction on any amendment to, or removal of, the regulation dealing with the rights attached to the golden share, which provision can only be varied with the consent of the holder of the golden share, our members can, with the prior approval of the Ghana Stock Exchange, or GSE, alter our Regulations or adopt new regulations by special resolution subject, in the case of certain provisions, to compliance with additional requirements.

Changes in Capital

All shares in Ghanaian companies are of no par value. All our ordinary shares of no par value rank pari passu in all respects with each other and with all our other shares now in issue apart from the golden share. Subject to the provisions of the Companies Code, we, in general meeting, may from time to time by special resolution altering our Regulations: (i) increase the number of our shares by creating new shares, and (ii) reduce the number of our shares by canceling shares which have not been taken or agreed to be taken by any person, or by consolidating our existing shares, whether issued or not, into a smaller number of shares.

We may also, subject to the provisions of the Companies Code:

o create preference shares which are, or at our option are liable, to be redeemed;

o    purchase our own shares;

o    acquire our own shares by a voluntary transfer to ourselves;

o forfeit any shares issued for an unpaid liability for non-payment of calls or other sums payable in respect thereof,

and, by special resolution but subject to confirmation by a Ghanaian Court:

o reduce our stated capital (which is the amount received in respect of every issue of shares together with any amounts transferred to stated capital from surplus);

o    extinguish or reduce the unpaid liability on any of our shares;

o resolve to pay or return to our shareholders any of our assets which are in excess of our wants; or

o    alter our Regulations by canceling any of our shares.

An order of the Court confirming any reduction of stated capital may be made on such terms and conditions as the Court thinks fit having regard to certain provisions in the Companies Code designed to safeguard the interests of creditors.

Issues of Shares

We may, by special resolution altering our Regulations, provide for different classes of shares by attaching to certain of the shares preferred, deferred or other special rights or restrictions, whether in regard to dividends, voting, repayment or otherwise provided that, save in respect of the golden share, every member shall have the right to attend any general meeting, and to speak and vote, and be entitled to vote on any resolution before the meeting, and each share shall carry the right on a poll to one vote, and to one vote only, save that the voting rights of holders of preference shares shall be limited in the manner authorized by the Companies Code.

Under the Companies Code, existing shareholders have a preferential right to subscribe for further issues of shares, other than treasury shares, unless otherwise approved in general meeting. The authority only extends to the issue of additional shares, rather than any other class of shares.

The Companies Code also provides that no new or unissued shares or treasury shares shall be issued to any director or past director or to any company associated to him, or to his nominee, or to any body corporate controlled by him, unless the shares have first been offered to all our existing shareholders, or to all the holders of the shares of the class or classes being issued, in proportion to their existing holdings, or to members of the public. However, in the case of a public company whose shares are or are to be listed on the GSE, this provision can be disapplied with the approval of an ordinary resolution. Notwithstanding such disapplication our Regulations provide that a director may participate in an issue of shares to employees only if he holds office in an executive capacity and shareholders at a general meeting have approved of the specific allotment to be made to such director. The board of directors in issuing any such shares to directors would also need to ensure compliance with the provisions of the UK Listing Rules.

Our Regulations additionally provide that we shall not issue shares to transfer a controlling interest (which for this purpose is treated as being an interest which entitles a person to exercise, or control the exercise of, more than 50% of the voting power at any general meeting) without the prior approval of shareholders in general meeting.

Power to Dispose of our Assets

Our business is to be managed by the board of directors, which generally includes the power to dispose of our assets. The Companies Code and our Regulations restrict this power so that the board of directors shall not, without the approval of an ordinary resolution, sell, lease or otherwise dispose of the whole, or substantially the whole, of our undertaking or of our assets. In addition, certain disposals are to be treated as a variation of the rights attaching to the golden share and shall, accordingly, be effective only with the written consent of the holder of the golden share.

Dividends and Other Distributions

     Dividends

Subject to the provisions of the Companies Code, we may, by ordinary resolution, declare dividends to be paid to shareholders. However, no dividend shall exceed the amount recommended by the board of directors. Subject as aforesaid, the board of directors may pay such interim dividends as appear to the board of directors to be justified by our profits.

All dividends shall be declared and paid as a fixed sum per share and not as a proportion of the amount paid in respect of a share. All dividends unclaimed for a period of 12 years after having become due for payment shall (if the board of directors so resolves) be forfeited and shall cease to remain owing by us.

The board of directors may at its discretion make provision to enable any member or members to receive dividends duly declared in such currency or currencies and at such rate or rates of exchange and on such terms and conditions as the board of directors may in its absolute discretion determine.

Any of our resolutions lawfully declaring a dividend may, upon the recommendation of the board of directors, direct payment wholly or partly by distribution of securities for money, or of fully paid, but not partly paid, shares or debentures of any other body corporate, or of fully paid debentures of us of a nominal amount equal to the amount so directed to be paid.

Except in a winding up, by virtue of the Companies Code, we are not permitted to pay a dividend to our shareholders or, except as referred to in "Changes in Capital" above, make any return or distribution of any of our assets to our shareholders unless:

o we are able, after such payment, return or distribution, to pay our debts as they fall due; and

o the amount or value of such payment, return or distribution does not exceed our income surplus immediately prior to the making of such payment, return or distribution.

Our income surplus is the amount by which our assets (other than unpaid calls and other sums payable in respect of our shares and not including treasury shares) less our liabilities (both as shown in our audited accounts) exceed our stated capital, less the amounts attributable to:

o any unrealized appreciation in the value of any of our assets, other than such an appreciation in the value of any asset as would, under normal accounting principles, be credited to profit and loss account, unless the amount of such appreciation shall have been transferred to stated capital; and

o any balance standing to the credit of the share deals account immediately before the ascertainment of the income surplus.

     Distribution of assets on a winding-up

If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide amongst our members in specie or kind, the whole or any part of our assets and may, for that purpose, set such value as he deems fair upon any such property and determine how the division shall be carried out, and may vest the whole or any part of such assets in trustees on such trusts for the benefit of our members as he shall determine, but no member shall be compelled to accept any securities on which there is any liability.

Transfer of Shares

Any member may transfer all or any of his shares by instrument of transfer in writing in common form or in any form approved by the GSE. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall, as far as we are concerned, be deemed to remain the holder until the transferee's name is entered in our register of members.

The board of directors may, without giving any reason, refuse to register the transfer of any share:

o on which there is an unpaid liability to a person of whom it shall not approve; or

o to a person who is an infant or anyone found by a competent court in Ghana to be a lunatic or a person of unsound mind.

The board of directors may also decline to register a transfer unless:

o    the instrument of transfer is properly completed;

o    it is duly stamped (if so required); and

o it is delivered for registration to us accompanied by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer.

Directors

     Number of directors

The minimum number of directors shall be three and there shall be no maximum number. At least one director shall at all times be present in Ghana.

     Appointment, removal and retirement of directors

Directors may be appointed by us by ordinary resolution or by the board of directors.

At each annual general meeting, as near as possible to one-third of the directors will retire by rotation and be eligible for re-election. The directors to retire will be those who have been longest in office since their last election, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. If appointed by the board of directors, a director holds office only until the next annual general meeting and is not taken into account in determining the directors who are to retire by rotation. A director need not be one of our members.

Any director appointed to the office of managing director shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of directors.

A director may be removed by ordinary resolution before the expiration of his period of office (but without prejudice to any claim which such director might have for damages or compensation or breach of any service agreement between him and us).

We may appoint substitute directors and such a substitute director shall act as a deputy for another named director and as his substitute in his absence. A substitute director shall be appointed and may be removed in the same way as directors are required to be appointed and removed, and shall not cease to be a director by reason of the fact that the director for whom he is a substitute ceases to be a director.

A director may, in respect of any period not exceeding six months in which he is absent from Ghana, or in respect of any period during which he is unable for any reason to act as a director, appoint another director or any other person approved by a resolution of the board of directors, as an alternate director. Such person shall be deemed to be a director and officer and not the agent of the appointor save in the limited circumstances provided in the Companies Code. An alternate director shall not be entitled to be remunerated otherwise than out of the remuneration of the director appointing him.

     Age of directors

No director shall be required to vacate his office as a director by reason of his attaining or having attained the age of 70 or any other age.

     Disclosure of interests in contracts

Subject to the provisions of the Companies Code and our Regulations, a director may hold any other office or place of profit for us (except that of auditor or auditor of one of our subsidiaries) in conjunction with his office of director, for such period and on such terms as to remuneration and otherwise as the board of directors may arrange.

A director who is in any way (whether directly or indirectly) materially interested in any contract or proposed contract with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract is first considered if he knows his interest then exists or, in any other case, at the first meeting of the board of directors after he knows that he is or has become so interested. A general notice given to the board of directors by a director that he is to be regarded as having an interest in any contract in which a specified person is interested shall be deemed to be a sufficient disclosure in relation to such contract or proposed contract.

A director shall not vote and shall not be counted in the quorum in relation to any resolution of the board of directors concerning any contract or proposed contract in which he is materially interested unless the resolution concerns any of the following matters:

o the giving to any director of any security or indemnity in respect of money lent or obligations incurred by him for the benefit of us;

o the giving to a third party of any security in respect of a debt or obligation of us for which the director himself has assumed responsibility, in whole or in part, under a guarantee or indemnity or by the giving of security; or

o any contract by a director to subscribe for our shares or debentures under an offer in which the director is or may be entitled to participate as a holder of our securities or underwrite our shares or debentures.

Subject to compliance with such provisions, no director shall be liable to account to us for any profit or other benefit realized by any such contract and no such contract shall be avoided, on the grounds of any such interest or benefit. In addition no director shall, without our consent, place himself in a position in which his duty to us conflicts or may conflict with his personal interests or his duties to other persons and, in particular, without such consent and notwithstanding the above, a director shall not:

o use for his own advantage any of our money or property or any confidential information or special knowledge obtained by him in his capacity as director; or

o be interested directly or indirectly, otherwise than merely as a shareholder or debentureholder in a public company, in any business which competes with us.

     Remuneration of directors

The fees payable to the directors shall be determined from time to time by an ordinary resolution. The fees payable to directors may not be increased except pursuant to an ordinary resolution passed at a general meeting, where notice of the proposed increase has been given in the notice convening the meeting.

The directors are also entitled to be repaid all travelling and other expenses properly incurred by them in the performance of their duties.

Fees payable to non-executive directors shall be by a fixed sum and not by a commission or percentage of profit or turnover. Salaries payable to executive directors may not include a commission or percentage of turnover.

Any director appointed to hold employment or executive office may, subject to the provisions of the Companies Code, be remunerated by way of salary, commission (other than a commission or percentage of turnover), share of profits, participation in pension and retirement schemes, or partly in one way and partly in another, as the board of directors may determine. However, such director shall not be entitled to any remuneration additional to the fees to which he is entitled as a director unless and until the terms of his appointment to such office have been approved by ordinary resolution of our shareholders.

     Loans to directors

The Companies Code prohibits us from making a loan to any person who is a director or a director of any associated company, or entering into any guarantee or providing any security in connection with a loan made to such a person by any other person.

Borrowing Powers

The board of directors may exercise all our powers to borrow money and to mortgage or charge our property and undertaking or any part thereof and to issue debentures. These powers can be varied by amending our Regulations.

Accounts and Audit

The board of directors is required to cause proper books of account to be kept with respect to our financial position and changes therein and with respect to the control of, and accounting for, all property acquired whether for resale or for use in our business. Books of account should give a true and fair view of the state of our affairs and enable proper profit and loss accounts and balance sheets to be prepared in accordance with the requirements of the Companies Code.

The board of directors shall, at least once in every calendar year and at intervals of not more than fifteen months, cause to be prepared and sent to every member and debenture holder a copy of our profit and loss account and balance sheet, together with a copy of the directors' report and the auditors' report.

Auditors must be appointed by shareholders and their duties are regulated by the Companies Code.

Inspection of Register of Members

There are no provisions in our Regulations relating to the inspection of the register of members. However, under the Companies Code, we are obliged, save where our register of members is permitted to be closed under the provisions of the Companies Code, to keep our register of members (including any branch register) open for inspection, during business hours, subject to such reasonable restrictions as we may impose, but so that not less than two hours in each business day shall be allowed for inspection. We are also required to make available a copy of the register, or part thereof, on payment of the prescribed fee.

Untraced Shareholders

Subject to our Regulations, we may sell any shares registered in the name of a member remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the member, the net proceeds of sale will be available for use in our business or for investment, in either case at the discretion of the board of directors. The net proceeds will not carry interest.

Power to Purchase our Own Shares

We, being so authorized by our Regulations, are permitted under Ghanaian law to purchase our own shares, subject to compliance with the rules of the GSE and the UK Listing Authority. However, the Companies Code provides that, when purchasing our own shares, we shall comply with the following conditions:

o shares shall only be purchased out of a credit balance on our share deals account or out of transfers to that account; before we first purchase any of our shares we must transfer an amount at least equal to the costs of such purchase to such account from income surplus and shall debit to such account all costs expended on the purchase of any of our shares and shall credit to such account the value received on the reissue of any of our treasury shares;

o redeemable preference shares shall not be purchased at a price greater than the lowest price at which they can be redeemed; and

o other than in respect of redeemable preference shares we shall restrict our purchases of our own shares so that the total number of our shares or any class of shares held by persons other than us is not less than 85% of the total number of shares, or shares of that class, which have been issued.

Shares which are purchased by us shall be available for reissue by us unless we by alteration of our Regulations cancel such shares. Until reissued or canceled such shares are referred to as treasury shares.

No voting rights shall be exercised in respect of, and no dividends shall be payable on, any treasury shares and, for most purposes, treasury shares are not treated as issued shares for the purposes of the Companies Code.

Before we can purchase any of our own shares, we will, in accordance with the requirements of the UK Listing Authority, need to obtain shareholders' authority for such purchase.

Protection of Minorities

Under Ghanaian company law a minority shareholder of a company can only in limited circumstances bring an action, either in his own name or in ours, to redress a wrong done to us or to himself as a shareholder. However, a Ghanaian court may permit a minority shareholder to bring such an action if the act complained of is illegal or beyond our corporate power or which infringes our Regulations or constitutes a fraud on the minority shareholders.

In addition, any member or debentureholder of a company may petition the court on the ground that our affairs are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the members or debentureholders or in disregard to their interests, or that an act of ours has been done or is threatened or that some resolution of the members, debentureholders or any class of them has been passed or is proposed which unfairly discriminates against, or is otherwise unfairly prejudicial to, one or more of the members or debentureholders. The Ghanaian court may make such order as it thinks fit upon such an application including an order:

o directing or prohibiting any act or canceling or varying any transaction or resolution;

o    regulating our affairs in the future; or

o providing for the purchase of shares of any members by other members or by ourselves with a consequential reduction in our stated capital.

A member may also bring an action against any director in respect of a breach by such director of his fiduciary duties.

Golden Share

The Government of Ghana has been issued with a golden share entitling it to the following rights which no other shareholder possesses:

o The holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares, but the golden share does not carry the right to vote the golden share.

o The golden share may only be issued to, held by or transferred to a Minister of the Government of Ghana or any person acting on behalf of the Government and authorized in writing by such Minister.

o On a return of assets in a winding-up or liquidation of us, the holder of the golden share is entitled to the sum of one thousand cedis in priority to any payment to other members, but the golden share confers no further right to participate in our profits or assets. The golden share has no right to dividend and no right to participate in any offer of securities to existing shareholders or in any capitalization issue.

o The holder of the golden share may require us to redeem it at any time in consideration of the payment of one thousand cedis. The golden share is not redeemable at our option.

o Each of the following matters are accordingly only effective upon the written consent of the holder of the golden share:

     (i)  any amendment to or removal of the rights of the golden share;

     (ii) a voluntary winding-up or voluntary liquidation of us;

     (iii) the redemption of or purchase by us of the golden share;

     (iv) the disposal of any mining lease held by us or any subsidiary; and

     (v) any disposal (other than a disposal in the ordinary course of the business) which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of our assets taken as a whole.

Securities Industry Law

The Securities Industry Law of Ghana was introduced in 1993 and was amended by the Securities Industry (Amendment) Act 2000. It regulates the stock market and trading in securities.

This law introduced certain offences relating to trading in securities. Offences have been created for, amongst others, false trading and market rigging transactions, stock market manipulation, the making of false or misleading statements, fraudulently inducing persons to deal in securities, short selling and insider dealing. Specific exemptions have been created for the acts of short selling on or through a stock market outside Ghana and the stabilization of the price of securities on a stock market outside Ghana in compliance with any relevant regulations applying thereto. However, since our shares are shares in a Ghanaian company the provisions of the law generally apply to such transactions or actions wherever effected. Contravention of these provisions of the Securities Industry Law is a criminal offence; liability on conviction can result in imprisonment for a term not exceeding three years and/or a fine not exceeding 5.0 million cedis (approximately US$620).

In addition, since the new ordinary shares are or are to be listed on the Official List of the LSE, the insider dealing provisions and the criminal sanctions of the UK Criminal Justice Act 1993 also apply as do the provisions of the UK Financial Services and Markets Act 2000 prohibiting behavior amounting to "market abuse."

C. Material contracts

Save for the contracts described below, we have not entered into any contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this annual report which are or may be material or have a significant effect on the financial position of our group. Nor have any such contracts been entered into at an earlier time that contain provisions under which any member of our group has any obligation or entitlement that is material to our group at the date of this document.

Geita Gold Mine Financing Arrangements

On December 12, 2000, Geita Gold Mining Limited (formerly Ashanti Goldfields Tanzania Limited), or Geita Gold, entered into a US$135.0 million project financing facility, or the Geita facility, with a syndicate of international banks arranged by NM Rothschild & Sons, Barclays Capital and Dresdner Kleinwort Wasserstein. We own (through a number of intermediate companies) 50% of Geita Gold. The remaining 50% is owned (also through intermediate companies) by AngloGold Limited, or AngloGold.

The Geita facility was drawn down in a single advance on December 15, 2000. It is to be repaid in 12 semi-annual installments each of US$10.8 million and a further final installment of US$6 million. The first installment was paidon December 31, 2001 in accordance with the Geita facility agreement.

The interest rate applicable to the Geita facility increases over the life of the loan. The interest rate is as follows:

o    until December 31, 2001 - LIBOR plus 1.20%;

o    January 1, 2002, until September 30, 2002 - LIBOR plus 1.45%;

o    October 1, 2002, until December 12, 2003 - LIBOR plus 1.70%;

o    December 13, 2003 until December 12, 2005 - LIBOR plus 1.95%; or

o    December 13, 2005 until October 30, 2007 - LIBOR plus 2.20%.

The Geita facility was provided to Geita Gold to repay and refinance a US$100 million bridge loan facility previously borrowed by Geita Gold on February 21, 2000 from a syndicate of lenders arranged by Barclays Capital, to repay certain inter-company loans provided to Geita Gold, to pay fees and expenses in connection with the Geita facility and to finance the remaining construction and development costs of the Geita mine.

Until September 30, 2002, the Geita facility was guaranteed jointly and severally by AngloGold and Samax Resources Limited, or SRL. This guarantee was referred to as the Completion Guarantee. Geita Gold satisfactorily reached technical completion of the construction of the Geita mine as of September 30, 2002. Satisfaction of the physical, financial and operational tests has resulted in the Completion Guarantee being discharged in full and correspondingly the obligations of AngloGold Limited and SRL as completion guarantors being discharged in full.

Following completion, the Geita facility is now guaranteed by Cluff Mineral Exploration Limited, or Cluff Mineral, Cluff Resources Limited, Cluff Oil Limited, or Cluff Oil, SRL and Geita Management Company Limited, or Geita Management, on a joint and several basis. AngloGold and ourselves each own (through subsidiaries) 50% of the shares of these companies. Except in the case of Geita Management, these companies own no significant assets other than an indirect interest in the Geita mine. Geita Management's only significant assets are hedging contracts entered into in respect of the Geita mine.

AngloGold and ourselves together act as sponsors to the project.

Geita Gold is obliged to make a mandatory prepayment of the Geita facility whenever it pays a dividend or distribution to its shareholders, including repayment of shareholder loans. Each prepayment will be of an amount equal to half of the total distribution paid at that time. There is a cap on mandatory prepayments so that the maximum amount that Geita Gold can ever be required to prepay is an amount sufficient to reduce the final repayment date for the Geita facility by 24 months. In addition, Geita Gold will be required to make a mandatory prepayment if it holds more than US$25 million in its proceeds account on any principal repayment date. In such circumstance, the prepayment will be equal to one third of the excess over the US$25 million threshold.

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

Political Risk Insurance, or PRI, has been provided by New Hampshire Insurance (a subsidiary of AIG) and Steadfast Insurance Company (a subsidiary of Zurich International) in favor of the lenders and hedging counterparties covering, amongst other things, the risk of confiscation, expropriation, nationalization, currency inconvertibility, political violence, war, terrorism, civil commotion, insurrection, rebellion, sabotage, selective discrimination, forced abandonment and other political risks. The lenders are the beneficiaries of the PRI and the PRI premium is paid by Geita Gold.

Geita Gold is required to ensure that at least 50% of the Geita mine's anticipated production during the life of the Geita facility is hedged.

In order to carry out this hedging, a special purpose vehicle, Geita Management, has been established in the Isle of Man. Geita Management carries out all necessary hedges with appropriate hedging counterparties (a syndicate bank or an affiliate or subsidiary of a syndicate bank) to ensure that the financial ratios are met on an ongoing basis. The hedges are carried out on a margin-free basis. However, if at any time the aggregate marked-to-market value of the hedges exceeds US$132.5 million (negative), then Geita Gold is prohibited from making any further distributions until the negative marked-to-market value reduces to an amount less than US$132.5 million. The threshold of US$132.5 million will increase during the life of the Geita facility as principal repayments are made and additional coverage becomes available under the PRI.

All of the hedged contracts and proceeds from those contracts have been assigned to the lenders under a hedging assignment. This hedging assignment agreement forms part of the security package given by Geita Gold to the lenders.

The security package consists of a fixed and floating charge over all the assets of SRL, Cluff, Cluff Mineral, Cluff Oil and Geita Management as guarantors under the Geita facility, a mortgage over the shares of Geita Management's holding company and a mortgage of any cash held by Geita Gold.

Geita Joint Venture Agreement

Under the terms of the joint venture agreement dated December 15, 2000 relating to the Geita mine, or the Geita Joint Venture Agreement, we and AngloGold Geita Holdings Limited, or AngloGold Geita, have exactly the same rights and interests in Cluff Resources Plc, or Cluff, and its subsidiary undertakings, or the Cluff Group, and in the management of the development, financing, construction, operation, maintenance and associated exploration of the Geita mine, or the Geita Project. Accordingly, the benefits of the Geita Project are enjoyed, and the obligations borne, equally by the parties. The agreement therefore provides for the unanimous agreement of both parties (acting through their nominated representatives) to any material action, including the agreement of annual budgets and amendments to the business plan, taken by any member of the Cluff Group or in relation to the Geita Project.

In relation to the Geita Project, a management committee has been established, to which both parties have the right to appoint (and remove) four representatives. The management committee may only take action with the favorable vote of at least one representative of each of ourselves and AngloGold Geita. The committee has a chairman, who is not entitled to a casting vote. The chairmanship rotates on an annual basis. The current chairman is our representative. A similar position applies in relation to the directorships of the members of the Cluff Group.

It is intended that any funding required to sustain the Geita Project will be met by the cash flow from the project. In the event that the Geita Project (or any Cluff Group member) requires additional funding beyond the amount of the Geita facility, neither ourselves nor AngloGold Geita shall be obliged to provide such funding unless it, in its sole discretion, elects to do so. We did not have sole responsibility for any aspect of the joint venture going forward except for bearing costs of up to US$2.0 million for the construction of a haul road. This item formed part of the capital expenditure budget for the Geita Project but actual construction had been deferred until 2001 and has now been completed. AngloGold is a party to the agreement as guarantor of AngloGold Geita's obligations.

In the event that either party wishes to dispose of its interest in the Geita Project other than intra-Group, this may only be effected through a sale of its shares (and the related shareholder loans) in Cluff. In this event the other party shall have rights of pre-emption in relation to such a sale. Neither party may dispose of part only of its interest. A change of control of either shareholder shall not be considered to be a deemed disposal which would trigger these pre-emption rights. Neither party may charge its interest to any third party without the consent of the other party.

The Geita mine is operated by its existing staff who were initially provided by us but its staff is supplemented by AngloGold employees when vacancies arise. The day to day operation of the mine is in the hands of the current mine chief operating officer appointed by AngloGold. All key decisions in relation to the Geita mine's development, operation and financing must be agreed unanimously by AngloGold Geita and ourselves. In the event that the management committee cannot agree whether to take any action, the matter will be referred to the chief executives of the respective groups who will endeavor to agree the issue, failing which it may not be implemented.

February 2000 Amended Warrant Deed Poll

Our wholly-owned subsidiary, Ashanti Warrants Limited, or Ashanti Warrants, issued unregistered warrants, or Warrants, to subscribe for our ordinary shares to our hedge counterparties in November 1999. The rights attaching to the Warrants are set out in a deed poll dated November 2, 1999, as amended on February 21, 2000.

Warrants to purchase a total of 19,835,001 of our ordinary shares were issued in three equal tranches (being, respectively, the "A", "B" and "C" tranches) with expiry dates for each tranche as follows:

o    "A" Warrants -April 28, 2004;

o    "B" Warrants -October 28, 2004; and

o    "C" Warrants -April 28, 2005.

As at May 30, 2003, 17,338,175 warrants have been exercised. Only 2,496,826 warrants now remain.

Each Warrant carries the right to subscribe in cash at any time up to the expiry period in respect of each tranche set out above at the subscription price of US$3 for one zero-coupon mandatorily exchangeable note, or MES, in Ashanti Warrants. Each MES has a principal amount of US$3. Any MES subscribed for automatically and mandatorily exchanges into one of our ordinary shares. Warrants may be exercised, in whole or in part, at any time during the subscription period in accordance with the procedure set out in the deed poll.

The subscription price can be adjusted upon the occurrence of circumstances including (but not limited to) the following:

o    consolidation of our share capital;

o    capitalization of our profits; or

o    scrip issues.

The Warrants are transferable, in whole or in part, subject to applicable securities law.

In the event that we are wound-up (except a winding-up sanctioned by warrantholders), the outstanding warrantholders will be treated as if their unexercised rights had been exercised in full immediately prior to the winding-up. The unexercised subscription rights and exchange rights shall be deemed to have been exercised in full and we shall be deemed to have received in full the relevant subscription moneys. Accordingly, the outstanding warrantholders will be entitled to receive such amounts out of the assets available for distribution on a liquidation pari passu with ordinary shareholders (after deducting a sum per ordinary share equal to the subscription price).

Warrantholders also have certain rights in the event of an offer for our share capital which would result in a "change of control." The warrantholders would be entitled to receive consideration from the offeror on the basis that they had exercised their Warrants and had become holders of our ordinary shares unless, in the case of a share-for-share offer, the offeror offers the warrantholders offeror warrants or offeror shares on terms which our financial advisers consider fair and reasonable.

The warrantholders may alter the rights attached to the Warrants with the approval of warrantholders present (in person or by proxy) at a meeting of the warrantholders representing two-thirds of the Warrants in respect of which a vote has been cast.

MENs Deed Poll

Under the MENs deed poll dated June 27, 2002, or the MENs Deed Poll, Ashanti Capital (Second) Limited, or ACSL, resolved to create and issue US$75.0 million of mandatorily exchangeable notes, or MENs, exchangeable for our ordinary shares. The MENs are unsecured and unconditional obligations of ACSL.

We have undertaken to issue ordinary shares on the exchange of the MENs and to keep available at all times sufficient ordinary shares for such purpose. We have also agreed to procure that ACSL meets its obligations pursuant to the MENs Deed Poll.

The MENs are exchangeable into ordinary shares on either of the following events:

o the completion of our first rights issue undertaken following the date of the MENs Deed Poll; or

o us serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs.

The MENs are exchangeable into ordinary shares at an exchange price of the lower of US$5.40 and the price at which we issue ordinary shares pursuant to our proposed rights issue that is the subject of our registration statement on Form F-1 (No. 333-101682).

The MENs (if not already exchanged) will be redeemable for cash on the earlier of:

o a takeover offer for us, or a scheme of arrangement of us, becoming effective; or

o    the date of maturity, being June 30, 2008,

but may not be redeemed for cash before such dates unless our revolving credit facility has been repaid in full.

In the event that the MENs are redeemed, interest on the MENs is payable from the date of issue of the MENs at approximately the same rate as is payable under our revolving credit facility. In the event that we pay a dividend at any time prior to exchange of the MENs into ordinary shares, interest will be payable at the time the exchange occurs, equal to the amount which the holders of MENs would have received had their MENs been exchanged at an exchange price of US$5.40 at the dividend record date. Otherwise the MENs are non-interest bearing.

The MENs are conditionally transferable, but no application is intended to be made for the MENs to be listed on any stock exchange. The MENs have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state of the United States and may not be offered, sold, delivered, assigned, exchanged or otherwise disposed of, directly or indirectly, in the United States or to or for the account or benefit of US persons.

Lonmin MENs Subscription Agreement

The Lonmin MENs Subscription Agreement was entered into on June 28, 2002 between ourselves, ACSL and Lonmin. Under this agreement, ACSL issued US$46.6 million of MENs to Lonmin.

We have agreed with Lonmin to use our best efforts to complete the rights issue within 18 months from the issue date of the MENs. Lonmin has agreed not to take up its rights under the rights issue unless and only to the extent that the ordinary shares offered to it in connection with our proposed rights issue that is the subject of our registration statement on Form F-1 (No. 333-/0/682) exceeds the number of ordinary shares that would be issued upon exchange of US$46.6 million of MENs.

We have further agreed that, in the event that our proposed rights issue is not completed within 18 months of the issue date of the MENs, we will take certain steps to convene a shareholders' meeting to consider resolutions to approve the exchange of any MENs (whether or not held by Lonmin) in accordance with the voluntary exchange provisions of the MENs Deed Poll.

We have also undertaken to Lonmin that we will not, without Lonmin's prior written consent (not to be unreasonably withheld or delayed) for so long as any of the MENs are outstanding:

o issue any ordinary shares by way of capitalization of profits or reserves or bonus issue or sub-divide or consolidate or reclassify any ordinary shares;

o    issue any new class of share in our capital; or

o redeem or purchase any ordinary shares or reduce our share capital, capital redemption reserve or share premium account.

We have also undertaken that we will not, for so long as the MENs are outstanding, without the prior approval of a special resolution of our shareholders, issue more than 11,000,000 ordinary shares other than pro rata to our shareholders.

Lonmin has also given us undertakings that it shall not lend, sell, transfer or otherwise dispose of or deal with or charge, encumber or grant options or other rights over its MENs or the existing 36,000,000 ordinary shares it holds in us except with the prior consent of ourselves and ACSL (provided that Lonmin may sell a proportion of our ordinary shares if it also sells the same proportion of its MENs to the same buyer or if it receives confirmation from the UK Listing Authority that, as a result of such sale, shareholder approval for exchange of its MENs is not required). Lonmin is also entitled to sell its existing shareholding pursuant to a recommended offer for our entire issued share capital.

Lonmin also agreed that it will not exercise its voting rights in respect of shares held by Lonmin and its concert parties in excess of 50% of our entire issued share capital, except following a change of control of ourselves which has been approved by the Minister of Mines under the Minerals and Mining Law 1986 of Ghana (as amended) or is in compliance with the provisions of the Takeover Code of Ghana. Lonmin has also agreed to vote in favor of any resolutions necessary to implement the rights issue, including resolutions to increase our authorized share capital and the directors' authorization to allot ordinary shares.

We have entered into a separate letter of undertaking with Lonmin pursuant to which we have agreed that, for so long as any of the put options entered into by Lonmin and certain of our warrantholders remain to be exercised, if we seek to effect the rights issue at less than US$5.40 per ordinary share, we shall not, without Lonmin's approval (acting reasonably) launch such rights issue at a subscription price of more than a 5percent discount to the then current market value of an ordinary share.

Government of Ghana MENs Subscription Agreement

The Government of Ghana MENs Subscription Agreement was entered into on June 28, 2002 between ourselves, ACSL, Lonmin and the Government of Ghana. Under this agreement, ACSL offered the Government of Ghana the right to subscribe for US$28.4 million of MENs. The Government transferred this subscription right to Lonmin in consideration for Lonmin entering into a call option (described below). Pursuant to the Government of Ghana MENs Subscription Agreement, ACSL issued the US$28.4 million of MENs to Lonmin.

The call option provides that the Government has a transferable call option over our ordinary shares arising on conversion of US$28.4 million of the MENs, which is exercisable at any time until five business days prior to the close of the subscription period for our proposed rights issue (or 18 months from the date of the call option, if earlier). The purchase price under the call option is the price at which our ordinary shares are offered for subscription pursuant to our proposed rights issue. The sale of the shares pursuant to the exercise of the call option cannot occur until the closing date of the subscription period for the proposed rights issue.

We have agreed with the Government to use our best efforts to complete the proposed rights issue within 18 months from the issue date of the MENs. If a rights issue is not completed within this period, the Government has irrevocably undertaken to Lonmin to vote in favor of any resolution we propose seeking independent shareholder approval to enable the exercise of our option under the deed poll to exchange all of the MENs. The Government has undertaken not to take up its rights under the proposed rights issue unless and only to the extent that the ordinary shares offered to it in connection with the rights issue exceeds the number of ordinary shares that would be issued upon exchange of US$28.4 million of MENs.

We have further agreed with the Government that we will not, for so long as any of the MENS are outstanding, without the Government's prior written consent (not to be unreasonably withheld or delayed):

o issue any ordinary shares by way of capitalization of profits or reserves or bonus issue or sub-divide or consolidate or reclassify any ordinary shares;

o    issue any new class of share in our capital; or

o redeem or purchase any ordinary share or reduce our share capital, capital redemption reserve or share premium account.

Lonmin has agreed that it will not transfer, charge or encumber its interest in US$28.4 million of the MENs other than in accordance with the terms of the call option or otherwise with our or with ACSL's prior consent.

The Government has also given undertakings to us and to ACSL that it shall not lend, sell, transfer or otherwise dispose of or deal with, charge, encumber or grant options or other rights over its existing holding of 21,978,104 ordinary shares prior to the record date for the proposed rights issue, except with the consent of ourselves and ACSL or by way of acceptance of an offer for our entire issued share capital.

The Government has further agreed to vote in favor of any resolutions required to implement the rights issue, including resolutions to increase our authorized share capital and our directors' authorization to allot ordinary shares.

US$200 million Revolving Credit Facility

We entered into a US$200.0 million revolving credit facility dated June 28, 2002, or the RCF, with:

o    ABSA Bank Limited;

o    Australia and New Zealand Banking Group Limited;

o    Bank of Nova Scotia;

o    Barclays Capital (the investment banking division of Barclays Bank PLC);

o    Bayerische Hypo-und Vereinsbank Aktiengesellschaft;

o    CIBC World Markets plc;

o    Ghana International Bank plc;

o    HSBC Bank USA;

o    Investec Bank (UK) Limited;

o    NM Rothschild & Sons Limited;

o    The Royal Bank of Scotland plc;

o    Societe Generale;

o    Standard Bank London Limited;

o    Standard Chartered Bank; and

o    Westdeutsche Landesbank Gironzentrale, London Branch,

collectively referred to as the lenders.

The maximum principal amount of the RCF will be reduced by US$20.0 million semi-annually commencing 12 months after the first drawdown with a further final repayment of US$40.0 million on June 30, 2007. As at December 31, 2002,
US$149.0 million was outstanding under the RCF.

The term of the loan is five years.

The interest rate applicable to the RCF is as follows:

o    Years 1 and 2 - US LIBOR plus 1.75%; and Years

o    3, 4 and 5 - US LIBOR plus 2.00%.

The RCF is provided to our group through our subsidiary Ashanti Finance (Cayman) Limited, or the Borrower, to pay and refinance obligations and for general corporate purposes.

The RCF is guaranteed jointly and severally by us (as parent), Ashanti Treasury Services Limited, or ATS, Geita Treasury Services Limited, or GTS, Societe Ashanti Goldfields de Guinee and Ashanti Goldfields (Bibiani) Limited (as the guarantors).

The lenders under the RCF have security over all the hedging contracts entered into by ATS and GTS, gold refining and purchasing agreements, insurance contracts, gold in transit and bank accounts.

Security has also been granted over substantially all the assets of Ashanti Goldfields Company Limited and Ashanti Goldfields (Bibiani) Limited located in Ghana including the mining leases relating to the Obuasi and Bibiani mines. We have also agreed to use our best endeavors to give security over our shares in Cluff Resources Limited, which owns the Geita Mine. In addition, we have effected a political risk insurance policy, or PRI, of up to US$131.0 million in relation only to Ghana for the benefit of the lenders who, prior to the closing of syndication, elected to take the benefit of PRI.

The financial covenants provide that the ratio of consolidated net debt to consolidated EBITDA (based on the definitions in the RCF) is no greater than:

o    2.50:1 for the twelve month period ending on December 31, 2002;

o    2.25:1 for the twelve month period ending on June 30, 2003;

o    2.00:1 for the twelve month period ending on December 31, 2003;

o    1.75:1 for the twelve month period ending on June 30, 2004; and

o    1.50:1 in respect of relevant 12-month periods thereafter.

The financial covenants further provide that the ratio of consolidated EBITDA to consolidated net interest payable (based on the definitions in RCF) is not less than:

o 4.50:1 for the twelve month periods ending on December 31, 2002 and June 30, 2003;

o    5.00:1 for the twelve month period ending December 31, 2003;

o    5.50:1 for the twelve month period ending June 30, 2004; and

o    6.00:1 for any twelve month period ending thereafter.

Consolidated tangible net worth is not to be less than US$415.0 million at any time. Consolidated net debt is not to exceed 50% of the consolidated tangible net worth for the periods ending on or before June 30, 2004 and for the relevant periods thereafter shall not exceed 40% of the consolidated tangible net worth.

The RCF imposes commitment fees and other terms and conditions on our group including the provision of detailed financial and other information, financial covenants, restrictions on acquisitions, restrictions on investments and loans to non-group companies and ring fenced project finance entities, restrictions on the creation of security, restrictions on disposal of assets, restrictions on making loans or providing credit, and restrictions on change of business.

The Events of Default include:

o cross default in respect of financial indebtedness of material group members (excluding certain subsidiaries, such as Kimin and ring fenced project finance entities) in excess of US$5.0 million;

o    insolvency of material group members;

o    nationalization of certain assets of our group;

o    reduction of foreign exchange retention levels;

o termination or amendment of the margin-free trading arrangements other than in accordance with the terms of the new margin free trading letter and termination of hedging agreements without our consent and that of our Risk Management Committee;

o change of control of us which is reasonably likely to have a material adverse effect; and

o    material adverse change.

In addition, we have agreed that once the indebtedness of the Iduapriem/Teberebie mine has been repaid we will arrange for security to be granted to the banks over the assets of Iduapriem/Teberebie. We have also agreed with the banks to use our best efforts to complete a rights issue by the end of December, 2003. Breach of this covenant could trigger an event of default under the RCF. In view of the current discussions with AngloGold as set out previously, we also propose to apply to the lenders of the revolving credit facility (in the event that the proposed merger does not become effective) to extend the period for completion of the rights issue until December 28, 2004. There is no certainty that we will receive such an extension.

The New Margin Free Trading Arrangements

Each of our active hedge counterparties have entered into the new margin free trading letter, or New MFTL.

The New MFTL provides that any right that a hedge counterparty had, under any of its hedging arrangements with us, to call for margin or otherwise require the provision of any form of security or collateral in respect of such hedging arrangements shall be canceled and that any new hedging arrangements entered into shall not benefit from margin, or otherwise require the provision of any form of security or collateral in respect of such hedging arrangements other than in certain limited circumstances.

The hedge counterparties have a right to terminate their hedging agreements with us on the occurrence of any of the following:

o any subsidiary granting any person the right to call for, or require the provision of, margin or equivalent collateral; or

o any person actually calling for, or requiring the provision of, margin or equivalent collateral from any of our group members (in circumstances where it is permitted to do so pursuant to its hedging agreements with ourselves); or

o any of our subsidiaries entering into a hedging arrangement with a cross-default threshold less than US$5.0 million; or

o any of our subsidiaries granting any right, to any person who enters into a hedging arrangement with any subsidiary, analogous or superior to the non-disposal right granted to the hedge counterparties in connection with the Geita mine (or any part of it) or any member of the Geita joint venture group; or

o any of our subsidiaries actually paying, posting or granting margin or equivalent collateral,

in each case in relation to any hedging arrangement (other than any permitted hedging arrangement). Permitted hedging arrangements generally relate to certain hedging arrangements in connection with project financings.

In addition, if we are no longer in compliance with our hedging policy or if we amend our hedging policy without the prior written approval of the relevant majority of hedge counterparties, the hedge counterparties will be entitled to terminate their hedging arrangements with our group.

The New MFTL contains, amongst other things, financial covenants similar to those in the RCF.

D. Exchange Controls

Ghana has a system of exchange control. The Exchange Control Act, 1961 and the Exchange Control Regulations, 1961 provide the general statutory framework for Ghanaian exchange control. Through them the Government of Ghana exercises its policy of exchange control with respect to foreign investment in Ghanaian companies and all dealings by residents of Ghana in securities with non-residents and in foreign currency. The Mining Law modifies the exchange control provisions that apply to holders of mining leases in Ghana. Holders of mining leases, if permitted by the Bank of Ghana, have limited rights to retain certain foreign exchange earnings overseas and to use such earnings for the acquisition of mining inputs, which would not otherwise be readily available without the use of such earnings. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, including dividend and debt service payments. Our operations in Ghana are permitted to retain 60% to 80% of their foreign exchange earnings in such an account. We remit the remainder of our foreign exchange earnings to Ghana and convert them to cedis. Historically, this amount has equated approximately with the amount of expenses we incur in cedis, though we cannot be certain that this will always be the position in the future.

The consent of the Bank of Ghana has been given under the exchange control regime for the free transferability of the our ordinary shares and our GDSs, the payment of dividends in US dollars and the payment of dividends to external residents. The consent applies equally to sales of rights to ordinary shares and rights to GDSs. However, Ghanaian residents will require the consent of the Bank of Ghana to remit any proceeds of sale and dividends received in US dollars. There are no regulations in Ghana that would restrict or affect the remittance of dividends to non-resident holders of securities.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing during normal business hours on any weekday (Saturday, Sunday and public holidays excepted) at our registered office at Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana.

I. Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GOLD PRICE RISK

Our principal business is the mining and processing of gold. Our revenues and cash flows are therefore strongly influenced by the price of gold, which can fluctuate widely and over which we have no control.

Our principal market risk exposure relates to changes to the market price of gold and gold lease rates. We also have limited exposure to currency risk and interest rate risk.

Like many other gold producers, we engage in hedging activities to protect our cash flows against the risk of decreases in the gold price. Prior to its amendment in February 2000, our previous revolving credit facility required us to hedge certain amounts of gold. Whilst this requirement was deleted as part of an amendment in February 2000, our new revolving credit facility and margin-free trading letter require us to comply with our strategies outlined in the current hedging policy. The hedging instruments employed by us are discussed in more detail below.

  OBJECTIVES

Our gold hedging program has the primary objective of providing us with sufficient gold price protection to enable us to meet our cashflow obligations as they fall due. This objective takes into account the level of commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. We pursue our objective in a manner that is intended to preserve, to the extent that is reasonably possible, our ability to benefit from potential increases in the gold price.

  STRATEGY AND POLICY

The major goal of our hedging policy, which are monitored and reviewed by our Risk Management Committee, are to:

o limit our commitments to a maximum of 50% of attributable production. Attributable production normally includes all the proven and probable reserves of mines in which we or our subsidiaries hold an interest of more than 50% and otherwise the relevant percentage of proven and probable reserves where we or our subsidiaries hold at least a 20% interest in the relevant mine. However, there will be excluded from this calculation production from certain project financed assets (although, with the approval of the relevant majority of hedge counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favor of our senior lenders,

o limit our aggregate commitments and those of our project financed entities (for so long as any person has recourse to us in relation to a project financing) to a maximum of 75% of attributable production (excluding any production attributable to such project financed entities),

o for so long as any person has recourse to us in relation to a project financing, limit (without the approval of the relevant majority of hedge counterparties) the aggregate commitments relating to all project financed entities (where there is a recourse to us in respect of such entities) to not more than 4.50 million ounces, and

o ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedging contracts providing us with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit us to provide gold or cash equivalent at an agreed price as a contractual obligation or at the counterparty's option e.g. by use of forward contracts, sold call options or other cash settlement arrangements) and (iii) gold lease rate exposures.

The table below compares, as at December 31, 2002, the contents of the hedge book with the goals set by our current hedge policy.

                    Existing Hedge Book            Hedge Policy
                   --------------------   ------------------------------
                      % of                                    (Outside)/
                    forecast    million             million     within
                   production    ounces              ounces     policy
------------------------------------------------------------------------
Committed ounces       48%        6.5     Maximum     6.4        (0.1)
Protected ounces       37%        5.0     Minimum     3.8         1.2
Lease rate swaps      n/a         2.6     Maximum     2.4        (0.2)

Forecast gold production over the life of the hedge book
(excluding Geita production for the period of the
project finance i.e. 2002-2007):                            13.6 million ounces
Total proven and probable reserves (excluding Geita):       17.0 million ounces

The existing hedge book column shows the number of committed ounces, protected ounces and lease rate swap ounces of the hedge book as at December 31, 2002, both in ounces and as a percentage of forecast production. The hedge policy column shows the amount of committed ounces, protected ounces and lease rate swap ounces, which would be called for by the target limits of our current hedge policy. The final column shows the difference between the contents of the hedge book and the revised policy's target limits as at December 31, 2002.

The table above shows that protection levels are fully implemented as set out in the hedging policy. Commitment ounces and lease rate ounces need to be reduced by the amount shown on the table for full implementation. There are no set deadlines for compliance with these goals, as our ability to affect restructurings is dependant upon market conditions.

Our hedging transactions are entered into by Ashanti Treasury Services Limited and Geita Treasury Services Limited and on behalf of the Geita joint venture by Geita Management Company Limited. When payments have to be made to hedge counterparties in respect of hedges, which normally only happens when the spot gold price or lease rate rises above hedged gold price or lease rate as at the date of close-out or lease rate fixing, as applicable, of the relevant contract, these payments will be made by the relevant treasury company. If these payments exceed that company's available resources then we, in the case of our hedges, and Geita Gold Mining Limited, in the case of the Geita hedges, will have to make the payments. We currently have approval from the Bank of Ghana to retain and use US dollars held outside Ghana to meet such payments. The Bank of Tanzania has given its approval to Geita Gold Mining Limited for paying US dollars offshore to Geita Management Company Limited for application to hedging liabilities. Under our hedging policy, attributable production includes 100% of the production of the Iduapriem/Teberebie mine. In the event that payments have to be made in respect of hedges, we will normally be benefiting from an increased spot price in respect of gold deliveries. However, to the extent that we, or our treasury company, have to make payments in respect of the Iduapriem/Teberebie mine we will not be able to access the cash flow received from the sale of gold from the mine until full repayment of Iduapriem's bank debt. Likewise, if payments are received in respect of the hedges which relate to Iduapriem/Teberebie production, we are not obliged to (and therefore do not) account to, or pay these proceeds to Iduapriem/Teberebie.

     Margin-Free Arrangements

     Hedging other than Geita

Under our previous margin-free trading letter we would have benefited from margin-free trading with our hedge counterparties until December 31, 2002 and from increased margin thresholds until December 31, 2004, subject in each case to compliance with covenants and no event of default being declared. However, in order to implement the refinancing, we needed to enter into appropriate continuing margin-free arrangements in respect of our hedging activities for the period after December 31, 2002. We achieved this by the execution of the interim margin-free agreements (which have now terminated) and the new margin-free trading letter which has now become effective and replaces the interim margin-free arrangement.

The new margin-free trading letter provides for margin-free trading on an ongoing basis. The existing counterparties have agreed that, amongst other things, any rights to call for margin are canceled and that no new hedging agreements will benefit from rights to call for margin. If these provisions and other provisions are breached, or if we are no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the hedge counterparties, then the hedge counterparties will have a right to terminate their hedging agreements with us.

     Geita hedging

Our Geita joint venture also engages in hedging transactions in respect of its production. The hedges are carried out on a margin-free basis. However, if at any time the aggregate marked-to-market value of the Geita hedge book exceeds US$132.5million (negative), we will be restricted from receiving cash from the joint venture until the marked-to-market value of the hedge book reduces below that threshold. The hedging arrangements also provide for events of default and termination events which could lead to early close-outs or lead to a default in Geita's US$135.0 million project finance facility. The threshold of US$132.5 million will increase during the life of the Geita facility as principal repayments are made and additional coverage becomes available under the political risk insurance. While we have not directly guaranteed the Geita joint venture's obligations under either the hedges or the project finance facility, any early close-outs of the hedges or a default under the project finance would reduce revenues to us from the Geita joint venture and/or reduce the value of its assets as stated in our balance sheet.

Hedging as at December 31, 2002

As at December 31, 2002, our hedge book, excluding Geita, had a negative marked-to-market value of US$150.0 million based on a spot price of US$345 per ounce (2001: US$88.8 million positive based on a spot price of US$277 per ounce). The decrease in the marked-to-market value was primarily due to high spot prices partially offset by lower US interest rates. As at December 31, 2002, our share of the Geita hedge book was marked-to-market negative at US$44.3 million (2001: US$2.4 million negative)

As at December 31, 2002, our hedge book, excluding Geita, had 5.0 million ounces of protection at an average price of US$358 per ounce and 6.5 million ounces of commitments at an average price of US$346 per ounce. As at December 31, 2002, we had 48% of our forecast production over the life of the hedge book committed and 37% protected (excluding production for Geita for the 2003-2007 period of the project financing).

During the year the principal restructurings of the hedge book included:

o The conversion of all convertible structures into vanilla options resulting in a simpler structure and additional protection of 128,000 ounces at a strike price of US$350 per ounce.

o 150,000 ounces of sold puts with strikes at US$270 per ounce were removed from the hedge book.

o Exposure to floating lease rates was reduced from a total of 5.0 million ounces to 2.6 million ounces.

The following table sets out our hedge portfolio as at December 31, 2002:

                                  2003        2004        2005        2006        2007        2008       2009      2010
------------------------------------------------------------------------------------------------------------------------
Forward Sales     (ounces)       899,392     529,992     520,996     410,000     340,000     279,125   334,250   304,250
                  (US$/ounce)        344         352         347         355         357         367       358       367
------------------------------------------------------------------------------------------------------------------------
Puts:
Bought            (ounces)        50,000     111,200     111,200     111,200     111,200      79,200    79,200    79,200
                  (US$/ounce)        354         370         370         370         370         378       378       378
------------------------------------------------------------------------------------------------------------------------
Calls:
Sold              (ounces)       640,692     628,972     425,528     312,056     391,076     349,535   123,970    84,250
                  (US$/ounce)        337         339         344         376         372         374       383       384
------------------------------------------------------------------------------------------------------------------------
Bought            (ounces)       240,000     280,000      60,000     172,996     172,996          --        --        --
                  (US$/ounce)        429         444         380         418         418          --        --        --
------------------------------------------------------------------------------------------------------------------------
Subtotal          (ounces)       400,692     348,972     365,528     139,060     218,080     349,535   123,970    84,250
------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap
   ounces due     (ounces)           430          --          --          --          --          --        --        --
Summary:
------------------------------------------------------------------------------------------------------------------------
Protected         (ounces)       948,962     641,192     632,196     521,200     451,200     358,325   413,450   383,450
------------------------------------------------------------------------------------------------------------------------
Committed         (ounces)      1,299,65     878,964     886,524     549,060     558,080     628,660   458,220   388,500
------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap   (ounces)     2,367,000   2,587,000   2,251,000   1,915,000   1,579,000   1,318,000   982,000   646,000
------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a percentage of total forecast production (excluding Geita for the period of the project financing ie 2003 - 2007)
------------------------------------------------------------------------------------------------------------------------
Deferred
Hedging Income
   (US$m)                             15          13          --          --          --          --        --        --
------------------------------------------------------------------------------------------------------------------------

                                                             Marked-     Marked-
                                                            to-market   to-market
                                                              value       value
                                                              2002        2001
                                                              (US$        (US$
                    2011     2012      2013      Total       million)    million)
---------------------------------------------------------------------------------
Forward Sales     268,250   215,313   186,500   4,288,068     (56.0)      117.6
                      367       374       365         355
---------------------------------------------------------------------------------
Puts:
Bought                 --        --        --     732,400      24.9        52.7
                       --        --        --         371
---------------------------------------------------------------------------------
Calls:
Sold               84,250    77,188    28,000    3,145,51    (112.9)      (53.7)
                      384       387       401         357
---------------------------------------------------------------------------------
Bought                 --        --        --     925,992      10.2         5.4
                       --        --        --         427
---------------------------------------------------------------------------------
Subtotal           84,250    77,188    28,000   2,219,525
---------------------------------------------------------------------------------
Lease Rate Swap
   ounces due          --        --        --         430
Summary:
---------------------------------------------------------------------------------
Protected         268,250   215,313   186,500   5,020,038
---------------------------------------------------------------------------------
Committed         352,500   292,500   214,500   6,507,162
---------------------------------------------------------------------------------
Lease Rate Swap   310,000   130,000        --   2,587,000     (16.2)      (42.0)
---------------------------------------------------------------------------------
Total committed ounces as a percentage of total forecast
   production (excluding Geita for the period of the
   project financing ie 2003 - 2007)                             48%         61%
---------------------------------------------------------------------------------
Deferred
Hedging Income         --        --        --          28
   (US$m)
---------------------------------------------------------------------------------

NOTES:

Under US GAAP, following the implementation of SFAS 133 during 2001, these instruments are all marked-to-market and reported at fair market value.

Protected ounces include net bought put options plus forward sales.

Committed ounces include net call options sold plus forward sales (there is thus some overlap between the figures for 'protected' and 'committed' ounces).

Convertible structures in the hedgebook are represented as either protection and/or commitments as defined above.

Details of Hedging Contracts outstanding at December 31, 2002

     Forward Sales:

Forward sales contracts are entered into to lock in the future price of gold for the anticipated sale of our production. Since we are exposed to the risk of fluctuations in the future price of gold, forward sales contracts are employed as part of our hedging strategy to minimize the risk of future gold prices falling. At December 31, 2002, we held contracts for the forward sale of
4.29 million ounces at an average price of US$355 per ounce.

     Put Options:

We held purchased put options that gave us the right, but not the obligation, to sell 732,400 ounces of gold at certain strike prices. The average strike price was US$371 per ounce.

     Call Options:

We held written call options that gave the counterparty the right, but not the obligation, to buy 3.15 million ounces of gold at an average strike price of US$357 per ounce. As a partial offset, we bought 0.93 million ounces of call options at an average strike price of US$427 per ounce which began maturing in 2002.

     Gold Lease Rate Swaps:

A gold lease rate swap is a contract whereby we and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

Lease rate swaps are entered into in conjunction with forward sales contracts to hedge the anticipated sales of our gold production. The forward price for gold is derived, in part, from the current spot rates plus a premium derived from LIBOR-based interest rates less the fixed gold lease rates for a term consistent with the term of the forward contract. Lease rate swaps alter the fixed gold lease rate in the gold forward price to a floating gold lease rate. The combination of a lease rate swap and a forward contract creates a forward contract with a floating forward rate that adjusts for changes in the short term gold lease rates.

As of December 31, 2002, a maximum of 2.59 million ounces of our hedged production will be exposed to the floating 3month lease rate at any one time. The lease rate swaps can be broken down into the following types (under all of these contracts we receive a certain lease rate income, which can be regarded as compensation for the lease rate exposure that we took on).

                                                                                      Fixed     Volume
Description                                                                            Rate    (ounces)
-------------------------------------------------------------------------------------------------------
We pay a quarterly floating rate and receive a weighted average quarterly
   fixed rate of 1.81%                                                                 1.81   2,412,000
-------------------------------------------------------------------------------------------------------
We pay a quarterly floating rate and receive a fixed amount of dollars at maturity.
The quarterly amount is rolled until maturity of each forward contract.
The fixed amount for each contract is calculated using the formula:
Volume*YearsToMaturity*302*2.00%.                                                      2.00     360,000
-------------------------------------------------------------------------------------------------------
Total                                                                                         2,772,000
-------------------------------------------------------------------------------------------------------

     Marked-to-market Valuations

On December 31, 2002, the portfolio had a negative marked-to-market value of US$150.0 million. This valuation was based on a spot price of US$345 per ounce and the then prevailing applicable US interest rates, gold forward rates and volatilities. The delta at that time was 5.9 million ounces. This implies that a US$1 increase in the price of gold would have had a US$5.9 million negative impact (approximate) on the marked-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the marked-to-market. Movements in US interest rates, gold lease rates and volatilities can change significantly over short time periods and can consequently materially affect the marked-to-market valuation.

The approximate breakdown by type of the marked-to-market valuation at December 31, 2002 and 2001 was as follows:

                                                                 2002    2001(1)
                                                                 US$m      US$m
--------------------------------------------------------------------------------
Forward contracts                                                (56.0)   117.6
European Put options (net bought)                                 24.9     51.0
European Call options (net sold)                                (102.7)   (48.3)
Convertible structures                                              --     10.5
Lease rate swaps                                                 (16.2)   (42.0)
--------------------------------------------------------------------------------
                                                                (150.0)    88.8
--------------------------------------------------------------------------------

(1) Under US GAAP, following the implementation of SFAS 133 during 2001, these instruments are all marked-to-market and reported at fair market value. The related net unrealized gains or losses are reported as a component of net income, except for the transitional adjustment at January 1, 2001, which is reported as accumulated other comprehensive income.

     Hedge Book Sensitivities

All of the projections set out below are forward-looking statements and have been prepared to provide supplementary information, based on the assumptions and sensitivities set out below and the hedge book as at December 31, 2002. Accordingly, the actual realized prices, cash flows, marked-to-market values and portfolio sensitivities could differ materially from those set out below as a result of a number of factors including changes in market conditions and active management of the hedge book.

     Marked-to-market Projections

The following table shows projected marked-to-market of the portfolio for specified dates at specified spot gold prices. These marked-to-market values are calculated using mid-rates, and no volatility skew for options is assumed. Note also that there is one lease rate swap that is not paid out immediately but is paid out in line with forward sales -- for this a fixing rate of 2% is assumed. All amounts are in US$ millions.

Spot     US$250/oz   US$275/oz   US$300/oz   US$325/oz   US$350/oz   US$375/oz   US$400/oz
------------------------------------------------------------------------------------------
Dec 03     331.53      230.36      125.47      15.46      (100.27)    (220.69)    (343.72)
Dec 04     297.47      212.89      125.92      35.67       (58.23)    (155.14)    (254.02)
Dec 05     258.41      189.51      119.08      46.64       (28.10)    (105.06)    (183.80)
Dec 06     221.97      165.88      108.63      49.65       (11.55)     (75.10)    (140.66)
Dec 07     187.58      142.52       96.82      50.07         1.80      (48.32)    (100.32)
Dec 08     155.48      118.99       82.12      44.78         6.85      (31.74)     (71.01)
Dec 09     116.10       89.66       62.92      35.73         8.01      (20.24)     (49.00)
Dec 10      75.65       58.67       41.52      24.01         5.97      (12.77)     (32.24)
Dec 11      46.15       35.86       25.51      15.02         4.24       (6.94)     (18.60)
Dec 12      20.48       15.64       10.79       5.92         1.01       (3.99)      (9.12)
Dec 13         --          --          --         --           --          --          --
------------------------------------------------------------------------------------------

     Cash Flow Projections

The following table shows a breakdown of the cash flows that would be received or paid under specified spot and lease rate assumptions. The specified lease rates are used for all rate-sets, i.e. three month. The specified spot price is used to cash-settle all contracts. All amounts are in US$ millions.

Spot                US$250/oz                  US$275/oz                  US$300/oz
Lease Rate     1%       2%       3%       1%       2%       3%       1%       2%       3%
-------------------------------------------------------------------------------------------
2003          93.28    90.65    88.03    69.77    66.88    63.99    46.26    43.10    39.95
2004          72.26    66.39    60.53    56.70    50.25    43.80    41.14    34.10    27.07
2005          68.37    62.94    57.52    52.98    47.02    41.05    37.60    31.09    24.58
2006          60.04    55.26    50.47    47.37    42.10    36.83    34.69    28.94    23.20
2007          52.93    48.79    44.64    41.94    37.37    32.81    30.94    25.96    20.98
2008          45.73    42.09    38.46    36.99    32.99    29.00    28.25    23.89    19.53
2009          48.62    45.54    42.45    38.44    35.04    31.65    28.25    24.55    20.85
2010          46.12    43.65    41.18    36.62    33.90    31.18    27.11    24.14    21.17
2011          32.67    30.80    28.93    25.97    23.92    21.86    19.27    17.03    14.78
2012          27.49    26.06    24.63    22.04    20.48    18.91    16.60    14.89    13.18
2013          21.79    20.51    19.23    17.03    15.62    14.21    12.27    10.73     9.19
-------------------------------------------------------------------------------------------
Total        569.30   532.68   496.07   445.85   405.57   365.29   322.38   278.42   234.48
-------------------------------------------------------------------------------------------

Spot                US$325/oz                  US$350/oz
Lease Rate     1%       2%       3%       1%      2%       3%
----------------------------------------------------------------
2003          21.30    17.88    14.47   (9.51)  (13.18)  (16.86)
2004          24.32    16.70     9.08    2.91    (5.30)  (13.51)
2005          22.22    15.17     8.12    2.01    (5.59)  (13.18)
2006          22.01    15.79     9.56    9.09     2.38    (4.32)
2007          19.94    14.55     9.15    7.91     2.10    (3.71)
2008          19.51    14.79    10.06   10.06     4.98    (0.11)
2009          18.07    14.06    10.05    7.89     3.57    (0.75)
2010          17.60    14.39    11.17    8.10     4.63     1.17
2011          12.57    10.14     7.71    5.87     3.25     0.63
2012          11.16     9.31     7.45    5.72     3.72     1.72
2013           7.50     5.84     4.17    2.74     0.94    (0.85)
----------------------------------------------------------------
Total        196.20   148.62   100.99   52.79     1.50   (49.77)
----------------------------------------------------------------

Spot                  US$375/oz                     US$400/oz
Lease Rate      1%        2%        3%        1%        2%        3%
-----------------------------------------------------------------------
2003          (47.61)   (51.55)   (55.49)   (84.69)   (88.89)   (93.09)
2004          (27.19)   (35.99)   (44.78)   (54.70)   (64.08)   (73.46)
2005          (20.85)   (28.99)   (37.13)   (43.09)   (51.77)   (60.45)
2006           (4.74)   (11.92)   (19.10)   (19.13)   (26.80)   (34.46)
2007           (5.22)   (11.45)   (17.67)   (19.72)   (26.36)   (33.00)
2008           (0.84)    (6.29)   (11.74)   (13.91)   (19.73)   (25.54)
2009           (3.00)    (7.63)   (12.26)   (12.90)   (17.84)   (22.77)
2010           (2.12)    (5.83)    (9.54)   (10.55)   (14.51)   (18.46)
2011           (1.54)    (4.34)    (7.15)    (8.95)   (11.94)   (14.93)
2012           (0.25)    (2.39)    (4.53)    (6.23)    (8.51)   (10.79)
2013           (2.03)    (3.95)    (5.87)    (6.79)    (8.84)   (10.89)
-----------------------------------------------------------------------
Total        (115.39)  (170.33)  (225.26)  (280.66)  (339.27)  (397.84)
-----------------------------------------------------------------------

     Portfolio Sensitivities

The following table shows the sensitivity of the portfolio to certain market rate movements as at December 31, 2002. A description of each sensitivity is given below.

Delta              (5.9)   (Ounces million)
Gold Rho            8.2       (US$ million)
US Rho            (17.6)      (US$ million)
Gold Vega          (3.5)      (US$ million)
Theta (per day)    0.16       (US$ million)

Delta The delta shows the gold ounces that we would have to buy to neutralize the hedge book position. The delta could also be interpreted as the change in marked-to-market value that would result from a US$1 move in the spot gold price, i.e. a US$1 increase in spot would reduce the marked-to-market by US$5.9 million.

Gold Rho The gold rho figure shows the change in marked-to-market value that would result from a 25 basis point parallel shift in the gold interest rate curve, i.e. a 0.25% rise in gold interest rate across the gold curve would increase the marked-to-market by US$8.2 million.

US Rho The US rho figure shows the change in the marked-to-market value that would result from a 25 basis point parallel shift in US interest rates, i.e. a 0.25% rise in US interest rates across the US interest rate curve would decrease the marked-to-market value by US$17.6 million.

Gold Vega   The gold vega figure shows the change in marked-to-market value that would result from a 1% parallel shift in the gold volatility curve, i.e. a 1% rise in the gold volatility curve would decrease the marked-to-market value by US$3.5 million.

Theta The theta figure shows the change in marked-to-market value owing to the passing of one day, with everything else remaining constant, i.e. if all market parameters stay the same, the marked-to-market value would increase by US$0.16 million for the next day.

     Geita Hedging

The table below shows Ashanti's portion of hedging commitments for Geita as at December 31, 2002. The table represents half of Geita's hedge commitments.

                                      2003      2004      2005      2006      2007     Total
---------------------------------------------------------------------------------------------
Forward Sales         (ounces)      189,598   195,558   174,828    94,576   120,938   775,498
                      (US$/ounce)       285       289       294       296       298       291
---------------------------------------------------------------------------------------------
Puts
Bought                (ounces)       26,735    25,586    24,350    18,115    23,390   118,176
                      (US$/ounce)       291       291       291       291       292       291
---------------------------------------------------------------------------------------------
Lease Rate Proceeds   (ounces)          400        --        --        --        --       400
---------------------------------------------------------------------------------------------
Summary:
Protected             (ounces)      215,933   221,144   199,178   112,691   144,328   893,274
---------------------------------------------------------------------------------------------
Committed             (ounces)      189,198   195,558   174,828    94,576   120,938   775,098
---------------------------------------------------------------------------------------------
Lease Rate Swap       (ounces)      156,301   116,774    76,301    41,420        --        --
---------------------------------------------------------------------------------------------

     Marked-to-market Valuation

On December 31, 2002 the Geita portfolio had a negative marked-to-market value of US$88.6 million (our portion: US$44.3 million). This valuation was based on a spot price of US$345 and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by our risk management committee.

     Hedging since December 31, 2002

Higher spot prices and gold volatility levels since December 31, 2002 have allowed us to make the following principal changes to our hedge book:

o 666,000 ounces of bought call options with strike prices greater than US$430 per ounce were re-struck lower to 232,652 ounces of bought call options with strike prices of US$320 per ounce and US$330 per ounce;

o Protected ounces were increased by 50,400 with strike prices of US$354 per ounce and US$375 per ounce; and

o 401,000 ounces of sold call options were re-struck lower to match 682,400 ounces of bought put options, thereby converting the put and call options into forward sales. We used value generated through this restructure to purchase a further 232,666 ounces of call options with a strike price of US$330 per ounce.

Although the total number of bought call ounces has been reduced, the above restructurings have the following advantages:

o Owing to the lower strike prices the cashflow effect from the new bought call structure is comparably beneficial to us up to gold prices of approximately US$500 per ounce with respect to these contracts;

o The bought call options now have strike prices and value dates that match individual sold call options or forward sales;

o Converting bought put and sold call options into forward sales, simplifies the management of the hedge book;

o The number of protected ounces has increased by 50,400 at favourable strike prices;

o The average committed price over the life of the book has improved by US$11 per ounce from US$346 per ounce to US$357 per ounce; and

o Commitments for 2003 have been reduced allowing more participation in higher spot prices: as at March 31, 2003 commitments stood at 879,072 ounces, which is a reduction of 420,582 ounces (or 32%) as compared to the position as at December 31, 2002 of 1,299,654 ounces.

The table below shows the hedge position as at March 31, 2003:


                              2003       2004        2005       2006        2007       2008      2009        2010
Forward Sales
(ounces)                   628,997    657,992     648,996    538,000     451,200     358,325   413,450     383,450
(US$/ounce)                    345        355         352        359         360         370       362         366
Calls:
Sold (ounces)              378,025    496,180     498,728    210,256     291,076     260,535    70,970      28,250
Sold (US$/ounce)               341        341         350        366         363         365       368         350
Bought (ounces)            127,950    101,880     134,000     49,432     125,396           -         -           -
Bought (US$/ounce)             348        359         352        370         370           -         -           -
Subtotal (ounces)          250,075    394,300     364,728    160,824     165,680     260,535    70,970      28,250
Summary:
Protected (ounces)         628,997    657,992     648,996    538,000     451,200     358,325   413,450     383,450
Committed (ounces)         879,072  1,052,292   1,013,724    698,824     616,880     618,860   484,420     411,700
Total committed ounces as a percentage of total forecast production (excluding
Geita production for the period of the project finance, 2003-2007)
Lease Rate Swap (ounces) 2,367,000  2,587,000   2,251,00   1,915,000   1,579,000   1,318,000   982,000     646,000
Deferred Hedging Income (US$m)  10         11


                                  2011        2012        2013     Totals
Forward Sales
(ounces)                       268,250     215,313     186,500    4,750,473
(US$/ounce)                        367         374         365          359
Calls:
Sold (ounces)                   84,250      77,188      28,000    2,423,458
Sold (US$/ounce)                   384         387         401          355
Bought (ounces)                      -           -           -      538,658
Bought (US$/ounce)                   -           -           -          358
Subtotal (ounces)               84,250      77,188      28,000    1,884,800
Summary:
Protected (ounces)             268,250     215,313     186,500    4,750,473
Committed (ounces)             352,500     292,500     214,500    6,635,272
Total committed ounces as a percentage of total forecast production (excluding
Geita production for the period of the project finance, 2003-2007)      50%
Lease Rate Swap (ounces)       310,000     130,000           -
Deferred Hedging Income (US$m)                                          21


There have been no significant changes to lease rate swap ounces or the Geita hedge book, apart from maturing contracts.

Currency Risk

We earn all of our revenue in US dollars and the majority of our costs, including capital expenditure, are based in US dollars. We have some local denominated costs, principally in Ghana, Guinea, Tanzania and Zimbabwe. Although these countries have recently experienced high inflation, this has been offset by the devaluation of the respective currencies against the US dollar. Movements in exchange rates should therefore not have any significant impact on earnings.

Our total borrowings at December 31, 2002 (excluding the 50% share of the US$102.7 million Geita project finance loan) were US$256.9 million, compared to US$325.9 million at December 31, 2001, which was predominately US dollar denominated. An analysis of the maturity of the borrowings as at December 31, 2002 is set out in Note 19 to the financial statements. Cash at December 31, 2002 totaled US$41.3 million, which was predominantly US dollar denominated. Cash is held in other currencies for local payments, principally in Ghana, Guinea, Tanzania and Zimbabwe.

Our reporting currency is the US dollar. In all locations in which we operate, including Ghana, Guinea, Tanzania and Zimbabwe, substantially all revenues are billed in US dollars and predominantly all expenses are incurred in or indexed to the US dollar.

The table below provides an analysis between US dollars and other currencies of revenues and expenses together with borrowings and cash as at and for the year ended December 31, 2002:

                                                                        Other
                                                          US Dollar   Currencies
--------------------------------------------------------------------------------
% of revenues                                               100%         --
% of expenditures                                            80%         20%
% of borrowings                                              99%          1%
% of cash                                                    95%          5%
--------------------------------------------------------------------------------

We settle expenses in local currencies through the conversion of US dollar revenues into such local currencies. In several countries in which we operate, existing mining agreements mandate the remittance by us of certain revenues back to the country of operation for conversion into the local currency. Once converted, these funds are used to settle, in local currency, certain expenditures which are primarily wages. These wages are, however, generally indexed to the US dollar.

Interest Rate Risk

Following the completion of the recent restructuring in June 2002, our debt position has changed significantly. The table below shows our net debt position by maturity including unamortized issue costs of US$4.5 million as at December 31, 2002:

                                        Fixed Rate   Floating Rate      Total
                                       US$ million    US$ million    US$ million
--------------------------------------------------------------------------------
Borrowings                                  --           256.9          256.9
Repayments falling due:
Between one and two years                   --             2.0            2.0
Between two and five years                  --           136.3          136.3
After five years                            --           115.9          115.9
--------------------------------------------------------------------------------
After more than one year                    --           254.2          254.2
Within one year                             --             2.7            2.7
--------------------------------------------------------------------------------
Gross debt                                  --           256.9          256.9
Cash                                        --           (41.3)         (41.3)
--------------------------------------------------------------------------------
Net debt                                    --           215.6          215.6
--------------------------------------------------------------------------------

The table shows that our debt position floats completely, and therefore increases in US interest rates (LIBOR) will lead to higher interest costs to us. Conversely, decreases in US interest rates will lead to lower interest costs to us. Currently, we do not hedge this exposure, but are considering alternatives for hedging this exposure in the future.

Based on our net debt position at December 31, 2002, the effect on earnings of a 1% change in US dollar LIBOR interest rates would result in a decrease or increase in profit/(loss) attributable to shareholders of approximately US$2.2 million per annum.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a - 14(c)) within 90 days of the date of this report, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within the company particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies of material weaknesses in our internal controls requiring corrective actions.

ITEM 16. [RESERVED]

                                    PART III
ITEM 17. FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the report of Deloitte & Touche, are filed as part of this Annual Report.

Profit and Loss Accounts for the year to December 31, 2002, December 31, 2001 and December 31, 2000.

Balance Sheets as at December 31, 2002 and December 31, 2001.

Cash Flow Statements for the year to December 31, 2002, December 31, 2001 and December 31, 2000.

Reconciliation of Movements in Shareholders' Funds for the year to December 31, 2002, December 31, 2001 and December 31, 2000.

Notes to the Financial Statements.

ITEM 19.EXHIBITS

1.1  Regulations of the Registrant(1).

2.1 Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and owners and beneficial owners from time to time of GDRs issued thereunder(3).

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

4.12 Rules of the Performance Share Plan(1).

4.13 Rules of the AGC Senior Management Share Option Scheme (as amended)(1).

4.14 Rules of the AGC Employee Share Scheme (as amended for Awards made on or after April 25, 2001)(1).

4.15 Rules of the Ashanti Long-Term Performance Plan(1).

4.16 Service Agreement with Mr. Venkatakrishnan dated December 20, 2000(4).

4.17 Service Agreement with Ms. Botsio-Phillips dated December 29, 1999(4).

4.18 Service Agreement with Mrs. Ofori Atta dated December 29, 1999(4).

4.19 Service Agreement with Mr. Schultz dated March 27, 2002(4).

4.20 Service Agreement with Mr. Sam Jonah dated February 28, 2003.

4.21 Termination Agreement of the Replacement Technical Services Agreement dated February 28, 2003.

8.16 List of Principal Subsidiaries of the Registrant.

10.1 Certification Pursuant to 18 U.S.C. Section 1350.

----------
(1) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000.

(2) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed September 24, 2001.

(3) Incorporated by reference to the Registration Statement on Form F-6, No. 333-101900, filed December 17, 2002.

(4) Incorporated by reference to the Registration Statement on Form F-1, No. 333-101682, filed December 6, 2002.

                       ASHANTI GOLDFIELDS COMPANY LIMITED
                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Ashanti Goldfields Company Limited, Accra, Ghana.

We have audited the accompanying consolidated balance sheets of Ashanti Goldfields Company Limited and its subsidiary undertakings as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognised gains and losses and the reconciliation of movements in shareholders' funds for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ashanti Goldfields Company Limited and its subsidiary undertakings as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders' equity at December 31, 2002 and 2001 and the profit/loss attributable to shareholders for each of the three years in the period ended December 31, 2002 to the extent summarized in note 32.

Deloitte & Touche
Accra, Ghana

March 5, 2003

Profit and Loss Accounts
For the year ended December 31

                                                             2002                            2001
                                                           Interest                       Interest in
                                                  2002     in joint     2002     2001        joint
                                                  Group     venture     Total    Group    venture (1)
                                          Note    US$m     (1) US$m     US$m     US$m        US$m
-----------------------------------------------------------------------------------------------------
Revenue                                     2     467.5      84.7       552.2    477.7       76.7
-----------------------------------------------------------------------------------------------------
Operating costs                                  (275.9)    (47.2)     (323.1)  (276.3)     (38.9)
Other costs                                       (26.8)     (4.8)      (31.6)   (31.7)      (2.8)
Royalties                                         (11.9)     (2.7)      (14.6)   (10.8)      (2.2)
Depreciation and amortization               5     (75.1)    (13.3)      (88.4)   (82.3)     (12.6)
Exceptional operating costs                 3     (23.5)     (8.8)      (32.3)      --         --
-----------------------------------------------------------------------------------------------------
Total costs                                      (413.2)    (76.8)     (490.0)  (401.1)     (56.5)
Other income                                4      12.1        --        12.1       --         --
-----------------------------------------------------------------------------------------------------
Operating profit/(loss)                     5      66.4       7.9        74.3     76.6       20.2
Net profit on sale of businesses            6                              --
-----------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before interest                                                       74.3
Net interest payable - group                8                           (17.5)
                     - joint venture        8                            (5.1)
-----------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before taxation                                                       51.7
Taxation - group                            9                            (3.0)
         - joint venture                    9                             6.7
-----------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities
   after taxation                                                        55.4
Equity minority interests                                                 0.8
-----------------------------------------------------------------------------------------------------
Profit/(loss) attributable to
   shareholders                                                          56.2
-----------------------------------------------------------------------------------------------------
Retained profit/(loss) for the year        24                            56.2
-----------------------------------------------------------------------------------------------------
Earnings/(loss) per share (US$)            11                            0.47
Diluted earnings/(loss) per share (US$)    11                            0.44
=====================================================================================================

                                               2001
                                              Total           2000
                                          Restated (2)    Restated (2)
                                               US$m           US$m
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Revenue                                       554.4           582.2
-----------------------------------------------------------------------
Operating costs                              (315.2)         (324.3)
Other costs                                   (34.5)          (40.3)
Royalties                                     (13.0)          (13.7)
Depreciation and amortization                 (94.9)         (114.8)
Exceptional operating costs                      --          (215.2)
-----------------------------------------------------------------------
Total costs                                  (457.6)         (708.3)
Other income                                     --              --
-----------------------------------------------------------------------
Operating profit/(loss)                        96.8          (126.1)
Net profit on sale of businesses                 --            46.6
-----------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before interest                             96.8           (79.5)
Net interest payable - group                  (21.6)          (51.3)
                     - joint venture           (7.8)             --
-----------------------------------------------------------------------
Profit/(loss) on ordinary activities
   before taxation                             67.4          (130.8)
Taxation - group                               (9.6)           12.8
         - joint venture                         --              --
-----------------------------------------------------------------------
Profit/(loss) on ordinary activities
   after taxation                              57.8          (118.0)
Equity minority interests                       2.1            (1.5)
-----------------------------------------------------------------------
Profit/(loss) attributable to
   shareholders                                59.9          (119.5)
-----------------------------------------------------------------------
Retained profit/(loss) for the year            59.9          (119.5)
-----------------------------------------------------------------------
Earnings/(loss) per share (US$)                0.53           (1.06)
Diluted earnings/(loss) per share (US$)        0.52           (1.52)
=======================================================================

(1) The separate presentation of interest in joint venture for 2002 and 2001 is provided in accordance with Financial Reporting Standard ("FRS") No. 9, Associates and joint ventures. There were no interests requiring such presentation in 2000.

(2) The profit and loss account for the years ended December 31, 2001 and 2000 have been restated for the adoption of FRS No. 19, Deferred tax ("FRS 19") (see note 29).

                      See notes to the financial statements

Balance Sheets
As at December 31

                                                                               2001
                                                                     2002    Restated*
                                                             Note    US$m      US$m
--------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                             12      17.3      18.8
Tangible fixed assets                                         13     602.7     612.9
Investments - Geita joint venture                             14      91.2      81.7
                                                                    ------------------
            - Share of gross assets and goodwill                     205.1     190.2
            - Share of gross liabilities                            (113.9)   (108.5)
                                                                    ------------------
            - Loans to joint venture and other investments    14      32.6      32.6
--------------------------------------------------------------------------------------
                                                                     743.8     746.0
--------------------------------------------------------------------------------------
Current assets
Stocks                                                        15      76.6      73.5
Debtors due within one year                                   16      14.0      23.0
Debtors due after more than one year                          16       8.8        --
Cash and liquid resources                                     17      41.3      55.2
--------------------------------------------------------------------------------------
                                                                     140.7     151.7
--------------------------------------------------------------------------------------
Creditors: amounts falling due within one year
Creditors                                                     18    (131.1)   (155.0)
Borrowings                                                    19      (2.7)    (25.3)
--------------------------------------------------------------------------------------
                                                                    (133.8)   (180.3)
--------------------------------------------------------------------------------------
Net current assets/(liabilities)                                       6.9     (28.6)

Total assets less current liabilities                                750.7     717.4

Creditors: amounts falling due after more than one year
Creditors                                                     18     (24.0)    (49.8)
Borrowings                                                    19    (254.2)   (300.6)

Provision for liabilities and charges                         21     (25.0)    (17.9)
--------------------------------------------------------------------------------------
                                                                     447.5     349.1
======================================================================================
Capital and reserves
Stated capital                                                22     588.2     545.2
Reserves                                                      24    (141.9)   (198.1)
--------------------------------------------------------------------------------------
Equity shareholders' funds                                           446.3     347.1
Equity minority interests                                              1.2       2.0
--------------------------------------------------------------------------------------
                                                                     447.5     349.1
======================================================================================

* The Group balance sheet as at December 31, 2001 has been restated for the adoption of FRS 19 (see note 29).

                      See notes to the financial statements

Cash Flow Statements
For the year ended December 31

                                                                  2002     2001     2000
                                                          Note    US$m     US$m     US$m
-----------------------------------------------------------------------------------------
Cash flow from operating activities                        26      95.2     95.4    149.4
-----------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                   0.8      2.0      4.7
Interest paid                                                     (19.6)   (24.4)   (61.1)
-----------------------------------------------------------------------------------------
Net cash outflow from returns on investments
   and servicing of finance                                       (18.8)   (22.4)   (56.4)
-----------------------------------------------------------------------------------------
Taxation
Tax paid                                                           (2.0)    (2.9)    (5.8)
-----------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                 (64.5)   (49.6)  (145.6)
Sale of tangible fixed assets                                        --       --      0.9
Purchase of investments                                              --       --     (1.5)
-----------------------------------------------------------------------------------------
Net cash outflow from capital expenditure
   and financial investment                                       (64.5)   (49.6)  (146.2)
Acquisitions                                               25        --       --     (0.5)
Disposals                                                  25        --       --    230.8
-----------------------------------------------------------------------------------------
Cash inflow before use of liquid
   resources and financing                                          9.9     20.5    171.3
Management of liquid resources                                      6.0      9.7     13.3
-----------------------------------------------------------------------------------------
Cash inflow before financing                                       15.9     30.2    184.6
Financing
Issue of ordinary shares                                           41.8       --       --
Decrease in debt                                                  (61.0)   (40.6)  (186.3)
-----------------------------------------------------------------------------------------
Net cash outflow from financing                                   (19.2)   (40.6)  (186.3)
-----------------------------------------------------------------------------------------
Decrease in cash                                                   (3.3)   (10.4)    (1.7)
=========================================================================================

Reconciliation of net cash flow to movement in net debt
Decrease in cash                                                   (3.3)   (10.4)    (1.7)
Decrease in liquid resources                                       (6.0)    (9.7)   (13.3)
-----------------------------------------------------------------------------------------
                                                                   (9.3)   (20.1)   (15.0)
Cash outflow from decrease in debt                                 61.0     40.6    186.3
Other non-cash movements                                   28       3.4      0.9     29.5
-----------------------------------------------------------------------------------------
Movement in net debt                                               55.1     21.4    200.8
Net debt at January 1                                            (270.7)  (292.1)  (492.9)
-----------------------------------------------------------------------------------------
Net debt at December 31                                    28    (215.6)  (270.7)  (292.1)
=========================================================================================

                      See notes to the financial statements

Statements of Total Recognised Gains and Losses
For the year ended December 31

                                                                      2001        2000
                                                             2002   Restated*   Restated*
                                                             US$m     US$m        US$m
-----------------------------------------------------------------------------------------
Profit/(loss) for the financial year - group                 46.7     47.5       (119.5)
                                     - joint venture          9.5     12.4           --
-----------------------------------------------------------------------------------------
Total recognised gains and losses related to the year        56.2     59.9       (119.5)
                                                                      ===================
Prior year adjustment (see note 29)                           8.8
------------------------------------------------------------------
Total recognised gains and losses since last annual report   65.0
==================================================================

Reconciliations of Movements in Shareholders' Funds
For the year ended December 31

                                                             2001        2000
                                                   2002    Restated*   Restated*
                                                   US$m      US$m        US$m
--------------------------------------------------------------------------------
Retained profit/(loss) for the year                 56.2      59.9      (119.5)
New share capital issued                            43.0       0.9          --
Goodwill written back on disposal                     --        --        24.6
--------------------------------------------------------------------------------
Net additions to shareholders' funds                99.2      60.8       (94.9)
--------------------------------------------------------------------------------
Opening shareholders' funds as previously stated   338.3     274.7       391.2
Prior year adjustment (see note 29)                  8.8      11.6       (10.0)
--------------------------------------------------------------------------------
Opening shareholders' funds as restated            347.1     286.3       381.2
--------------------------------------------------------------------------------
Closing shareholders' funds                        446.3     347.1       286.3
================================================================================

* The Statement of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders' Funds for the years ended December 31, 2001 and 2000 have been restated for the adoption of FRS 19 (see note 29).

                      See notes to the financial statements

1.   Summary of significant accounting policies

     The principal accounting policies adopted by Ashanti Goldfields Company Limited ('Ashanti') and its subsidiaries (collectively the 'Company' or 'Group') used in the preparation of these financial statements are set out below. The accounting policies used in preparing the financial statements are consistent with those used by the Company in its financial statements for the periods ended December 31, 2001 and 2000 except for deferred tax following the implementation of FRS 19.

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

     Goodwill

     Goodwill arising from the purchase of subsidiary undertakings and interests in joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, in accordance with FRS No. 10, Goodwill and intangible assets ("FRS 10"). Goodwill is capitalized and amortized over the life of the underlying mine assets. Prior to January 1, 1998, goodwill was charged to reserves in the year of acquisition.

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

     Transactions in other currencies

     Transactions denominated in currencies other than US dollars are translated at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the US dollar are remeasured at the rates of exchange ruling at the year end. All remeasurement differences are taken to the profit and loss account.

     Revenue recognition

     Sale of bullion is recognized when dore is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as 'gold in transit' within cash balances.

     Exploration costs

     Exploration costs incurred prior to the establishment of a commercially minable deposit are charged against profits.

     Tangible fixed assets

     Tangible fixed assets are recorded at cost less accumulated depreciation, which includes provision for impairment. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalized.

     Once it has been established that a commercially minable deposit exists, mine development costs, including interest costs, are capitalized as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shaft stations, and extending tunnels.

     Tangible fixed assets are depreciated as follows:

     Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method, or on a straight-line basis over their estimated useful lives if shorter. Under the unit of production method, the Company estimates the amortization rate based on actual production over total proven and probable reserves. For mining operations with both underground and surface mining, amortization rates are calculated separately for the respective assets. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period.

     Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:

     Externally purchased software          3 years
     Vehicles                               5 years
     Plant and equipment              5 to 15 years
     Buildings                       up to 30 years

     Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plan. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS No. 11, Impairment of fixed assets and goodwill, ("FRS 11") the recoverable amount, that is the value in use of the asset or its disposal value, if higher, is compared to the carrying value of the income generating unit and an impairment charge is recorded if necessary. The Company considers hedging gains and losses in calculating the net present value of expected future cash flows for mines, unless there are any mine-specific issues that render such allocation unreasonable and unsupportable.

     Stocks

     Stocks are valued at the lower of cost and net realizable value (which includes an appropriate proportion of production overheads).

     Costs are assigned to stocks on hand by the method most appropriate to each class of stock with the majority being valued on an average cost basis. Costs of production include fixed and variable direct costs and an appropriate portion of fixed overhead expenditure.

     Interest and finance costs

     Interest is capitalized in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially minable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.

     Front-end fees, commitment fees and other costs associated with the initial loan are deferred and amortized over the life of the loan to give a constant rate of return on the outstanding loan balance.

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

     Receipts and payments on interest rate instruments are recognized on an accruals basis over the life of the instrument. Gains or losses on other hedging contracts, including premiums receivable and payable on options are recognized in the profit and loss account as designated production is delivered. In the case of earlier settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.

     Deferred taxation

     Following the adoption of FRS 19, the Company provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are recognised only to the extent that it is more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

     Environmental and site restoration obligations

     The expected costs of any committed decommissioning or other site restoration programs incurred during the construction phase, discounted at the weighted average cost of capital, are provided for and capitalized at the beginning of each project and amortized over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations or the terms of respective mining licenses.

     Pre-stripping and stripping costs

     Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially minable deposit exists, prior to the commencement of production. These costs are capitalized as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on proved and probable reserves.

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

     Leases

     Assets held under finance leases and hire purchase contracts are capitalized at their fair value on the inception of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

     Operating lease rentals are charged to the profit and loss account in equal annual amounts over the lease term.

2.   Revenue

                                                           2002    2001    2000
                                                           US$m    US$m    US$m
     --------------------------------------------------------------------------
     Group
     Bullion revenue                                      416.3   381.7   485.2
     Cash realized on maturing hedging contracts           16.9    39.0    54.4
     Deferred hedging income                               34.3    57.0    42.6
     --------------------------------------------------------------------------
                                                          467.5   477.7   582.2

     Joint venture
     Bullion revenue                                       90.1    74.1      --
     Cash (paid)/realized on maturing hedging contracts    (5.4)    2.6      --
     --------------------------------------------------------------------------
                                                           84.7    76.7      --
     --------------------------------------------------------------------------
                                                          552.2   554.4   582.2
     ==========================================================================

a. During the three-year period ending December 31, 2002 the only loss recognized in the profit and loss account with respect to hedging transactions was a US$14.7 million loss that was incurred in 2000. This loss is included within exceptional operating costs and is disclosed in
     Note 3.

3.   Exceptional operating costs

                                                             2002   2001   2000
                                                             US$m   US$m   US$m
     ---------------------------------------------------------------------------
     Obuasi (note a.)
        Redundancy costs                                       --    --      3.0
        Pension costs                                          --    --      4.0
     ---------------------------------------------------------------------------
                                                               --    --      7.0
     Head Office
        Refinancing and restructuring costs (note b.)        23.5    --       --
        Hedge close out (note d.)                              --    --     14.7
     Joint venture
        Share of operating loss of joint venture (note c.)    8.8    --       --
     ---------------------------------------------------------------------------
                                                             32.3    --     21.7
     Tangible fixed assets impairment (note e.)                --    --    193.5
     ---------------------------------------------------------------------------
                                                             32.3    --    215.2
     ===========================================================================

a. In conjunction with a review of the life of mine plan at the Obuasi mine, a provision was made for redundancy costs of US$17.0 million in 1999 and a further US$3.0 million was made in 2000 as a result of the decision to close the surface mining operations, certain treatment plants, and certain low capacity shafts at the Obuasi mine. Such provision relates to redundancies announced in the second and fourth quarters of 1999 of 2,855 employees plus further rationalization.

     A provision of US$5.0 million in 1999 and a further provision of US$4.0 million was made in 2000 for the total remaining liability of the Life Pension, a defined benefit scheme (the "Scheme"). Prior to these dates, the Scheme was accounted for on a cash basis. In 1999, the provision was calculated based on the Ghanaian Currency liability existing at that time. In 2000, the Scheme liability was re-estimated. The increase in the Scheme liability in 2000 reflects the reintroduction of the US dollar indexing. The Scheme was closed to new entrants prior to the periods reported in these financial statements.

b. Costs incurred in refinancing the Company's debt during 2002, including fees paid to financial advisers, legal fees and fees relating to the extinguishment of the Company's previous revolving credit facility.

c. As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during the year. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share of the receivable which resulted in a gain of US$8.8 million (see note 4). In line with Ashanti's accounting policy on exploration costs, the cost of this property has been expensed (Ashanti's share US$8.8 million).

d. In October 2000 Ashanti agreed as part of its negotiations with its banks and hedge counterparties during the period leading up to the Geita sale to close out certain hedge positions resulting in an exceptional loss of US$14.7 million. US$6.9 million of the loss was settled from the proceeds of the Geita sale and US$7.8 million was rolled up into the Revolving Credit Facility.

e. A review of the carrying value of fixed assets of the Company was carried out under FRS 11 by comparing future projected cash flows, discounted at 9.3%, with net asset value. The discount rate used of 9.3% is the Company's weighted average cost of capital and represents the Company's estimate of the rate that the market would expect on an investment of comparable risk. This resulted in an exceptional charge in 2000 of US$193.5 million, comprising US$150.0 million at Obuasi, US$35.0 million at Freda-Rebecca and US$8.5 million at Kimin.

4.   Other income

                                                                                2002   2001   2000
                                                                                US$m   US$m   US$m
     ---------------------------------------------------------------------------------------------
     Head Office
        Exceptional gain arising on transfer of receivable from AngloGold for
           no consideration (see note 3c.)                                       8.8    --     --

        Additional consideration received in respect of the Golden Pride
           mine sold in 1999                                                     3.3    --     --
     ---------------------------------------------------------------------------------------------
                                                                                12.1    --     --
     =============================================================================================

5.   Operating profit analysis by business area

     12 months to December 31, 2002

                                                                          Freda-   Hedging
                                Obuasi   Iduapriem   Bibiani   Siguiri   Rebecca    Income
------------------------------------------------------------------------------------------
US$ million
Revenue                          167.8      57.8       76.1      83.9      30.7      51.2
Operating costs                 (106.9)    (43.9)     (43.9)    (66.7)    (21.0)       --
Royalties                         (5.0)     (1.7)      (2.3)     (2.9)       --        --
Other income                        --        --         --        --        --        --
------------------------------------------------------------------------------------------
Operating cash flow               55.9      12.2       29.9      14.3       9.7      51.2
Depreciation and amortisation    (33.0)     (7.6)     (11.7)    (17.7)     (3.7)       --
Exceptional operating costs         --        --         --        --        --        --
------------------------------------------------------------------------------------------
Operating profit/(loss)           22.9       4.6       18.2      (3.4)      6.0      51.2
==========================================================================================

                                Explor-   Corp.             Geita
                                 ation    Admin.    Group   (50%)    Total
--------------------------------------------------------------------------
US$ million
Revenue                            --        --     467.5    84.7    552.2
Operating costs                  (3.8)    (16.5)   (302.7)  (52.0)  (354.7)
Royalties                          --        --     (11.9)   (2.7)   (14.6)
Other income                       --      12.1      12.1      --     12.1
--------------------------------------------------------------------------
Operating cash flow              (3.8)     (4.4)    165.0    30.0    195.0
Depreciation and amortisation    (0.1)     (1.3)    (75.1)  (13.3)   (88.4)
Exceptional operating costs        --     (23.5)    (23.5)   (8.8)   (32.3)
--------------------------------------------------------------------------
Operating profit/(loss)          (3.9)    (29.2)     66.4     7.9     74.3
==========================================================================

     12 months to December 31, 2001

                                              Idua-                        Freda-
                          Obuasi   Ayanfuri   priem   Bibiani   Siguiri   Rebecca
---------------------------------------------------------------------------------
US$ million
Revenue                    143.5      3.1      55.8     68.7      76.6      34.0
Operating costs           (101.4)    (3.8)    (44.8)   (45.3)    (62.2)    (22.8)
Royalties                   (4.3)    (0.1)     (1.7)    (2.1)     (2.6)       --
---------------------------------------------------------------------------------
Operating cash flow         37.8     (0.8)      9.3     21.3      11.8      11.2
Depreciation and
   amortization            (37.5)    (0.5)     (4.9)   (13.8)    (18.6)     (3.9)
---------------------------------------------------------------------------------
Operating profit/(loss)      0.3     (1.3)      4.4      7.5      (6.8)      7.3
=================================================================================

                          Hedging   Explor-   Corp.             Geita
                           income    ation    admin.    Group   (50%)   Total
------------------------------------------------------------------------------
US$ million
Revenue                     96.0        --       --     477.7    76.7    554.4
Operating costs               --      (6.5)   (21.2)   (308.0)  (41.7)  (349.7)
Royalties                     --        --       --     (10.8)   (2.2)   (13.0)
------------------------------------------------------------------------------
Operating cash flow         96.0      (6.5)   (21.2)    158.9    32.8    191.7
Depreciation and
   amortization               --      (1.9)    (1.2)    (82.3)  (12.6)   (94.9)
------------------------------------------------------------------------------
Operating profit/(loss)     96.0      (8.4)   (22.4)     76.6    20.2     96.8
==============================================================================

     12 months to December 31, 2000

                                                         Idua-                       Freda-
                                     Obuasi   Ayanfuri   priem   Bibiani   Siguiri   Rebecca
--------------------------------------------------------------------------------------------
US$ million
Revenue                               179.5     10.1      53.9     76.6      85.2      31.3
Operating costs                      (133.5)    (8.9)    (43.2)   (36.8)    (54.8)    (22.2)
Royalties                              (5.4)    (0.3)     (1.4)    (2.3)     (2.9)       --
--------------------------------------------------------------------------------------------
Operating cash flow                    40.6      0.9       9.3     37.5      27.5       9.1
Depreciation and amortization         (45.6)    (4.8)     (3.2)   (15.6)    (19.8)    (11.7)
Exceptional operating costs
- Redundancy and pension costs         (7.0)      --        --       --        --        --
- Hedge close out                        --       --        --       --        --        --
- Tangible fixed assets impairment   (150.0)      --        --       --        --     (35.0)
--------------------------------------------------------------------------------------------
Operating(loss)/profit               (162.0)    (3.9)      6.1     21.9       7.7     (37.6)
============================================================================================

                                     Geita    Hedging   Explor-   Corp.
                                     (100%)   income     ation    admin.   Total
---------------------------------------------------------------------------------
US$ million
Revenue                               48.6      97.0        --       --     582.2
Operating costs                      (25.7)       --     (14.2)   (25.3)   (364.6)
Royalties                             (1.4)       --        --       --     (13.7)
---------------------------------------------------------------------------------
Operating cash flow                   21.5      97.0     (14.2)   (25.3)    203.9
Depreciation and amortization        (11.6)       --      (0.4)    (2.1)   (114.8)
Exceptional operating costs
- Redundancy and pension costs          --        --        --       --      (7.0)
- Hedge close out                       --     (14.7)       --       --     (14.7)
- Tangible fixed assets impairment      --      (8.5)       --       --    (193.5)
---------------------------------------------------------------------------------
Operating(loss)/profit                 9.9      82.3     (23.1)   (27.4)   (126.1)
=================================================================================

6.   Net profit on sale of businesses

                                                                     2002   2001   2000
                                                                     US$m   US$m   US$m
     ----------------------------------------------------------------------------------
     Profit on disposal of 50% interest in Cluff Resources Limited
        ("Cluff') to AngloGold                                        --     --    51.2
     Loss on disposal of 50% interest in Carmeuse Lime Products
        (Ghana) Ltd to Carmeuse SA                                    --     --    (4.6)
     ----------------------------------------------------------------------------------
                                                                      --     --    46.6
     ==================================================================================

     The cash effect of the disposal of 50% in Cluff is given in note 25.

7.   Employees

                                                                       2002     2001     2000
                                                                        No.      No.      No.
     -----------------------------------------------------------------------------------------
     The average number of employees during the year was as follows:
     Underground mining                                                4,602    4,777    4,854
     Surface mining                                                      447      543      859
     Processing                                                        1,978    1,896    1,706
     Administration                                                    2,914    2,973    3,010
     -----------------------------------------------------------------------------------------
                                                                       9,941   10,189   10,429
     =========================================================================================

     Remuneration paid to directors of Ashanti (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.9 million (2001: US$2.5 million; 2000: US$3.3 million). The amount, for 2000, includes a one-time payment of US$1.0 million to a director who left the Company during 2000.

8.   Net interest payable

                                                              2002   2001   2000
                                                              US$m   US$m   US$m
     ---------------------------------------------------------------------------
     Interest payable on Exchangeable Notes                    6.3   12.0   12.0
     Interest payable on Enlarged Revolving Credit Facility    2.9     --     --
     Interest payable on Revolving Credit Facility             3.3    8.0   29.0
     Interest payable on other loans                           6.8    7.0   19.4
     ---------------------------------------------------------------------------
                                                              19.3   27.0   60.4
     Interest capitalized                                       --     --   (4.4)
     ---------------------------------------------------------------------------
                                                              19.3   27.0   56.0
     Interest receivable                                      (1.8)  (5.4)  (4.7)
     ---------------------------------------------------------------------------
                                                              17.5   21.6   51.3
     Share of interest payable by joint venture                5.1    7.8     --
     ---------------------------------------------------------------------------
                                                              22.6   29.4   51.3
     ===========================================================================

9.   Taxation

                                                             2001       2000
                                                    2002   Restated   Restated
                                                    US$m     US$m       US$m
     -------------------------------------------------------------------------
     Corporate tax - Current year - group            0.2      6.6         0.5
                                  - joint venture    0.1       --          --
                   - Prior years  - group           (8.5)     8.2         4.5
                                  - joint venture    0.2       --          --
     Deferred tax - group                           11.3     (5.2)      (20.8)
                  - joint venture                   (7.0)      --          --
     Tax on profit on disposal of Geita               --       --         3.0
     -------------------------------------------------------------------------
     Tax (credit)/charge for the year               (3.7)     9.6       (12.8)
     =========================================================================

     Deferred tax assets are recognized to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognize the deferred tax assets at all. The total amount of deferred tax assets in respect of tax losses not recognised as at December 31, 2002 amounted to US$46.1 million (2001: US$60.1 million, 2000: US$60.4 million).

     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures.

     Reconciliation of total corporate tax

     The standard rate of tax for the year, based on the Ghanaian tax rate for listed companies is 30% for 2002 and 2001 and 35% for 2000. The difference from the standard corporate tax charge and the total actual current corporate tax charge is set out in the following reconciliation.

                                                                          2002    2001    2000
                                                                          US$m    US$m    US$m
     ------------------------------------------------------------------------------------------
     Profit/(loss) on ordinary activities before tax                      51.7    67.4   (130.8)
     Tax on profit/(loss) on ordinary activities at standard rate         15.5    20.3    (45.8)
     ------------------------------------------------------------------------------------------
     Factors affecting charge for the period
     Capital allowances for the period in excess of depreciation          (1.9)   (1.0)    77.0
     Other short term timing differences                                   0.3     2.5      2.7
     Tax losses (utilised)/not relieved in the period                     (3.7)    6.8      5.9
     Profits arising in foreign jurisdictions with different tax rates   (12.9)  (29.1)   (17.4)
     Group goodwill amortisation                                           1.9     2.2       --
     Capital allowance uplifts                                            (1.0)   (0.1)    (7.7)
     Deferred tax on acquisitions/dividends                                 --      --     (9.8)
     Other permanent differences                                           2.1     5.0     (4.4)
     ------------------------------------------------------------------------------------------
     Total actual current corporate tax                                    0.3     6.6      0.5
     ==========================================================================================

10.  Dividend

     No dividends were paid or proposed for the years 2002, 2001 and 2000.

11.  Earnings per share

     The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year (after deducting treasury shares which do not qualify for dividends) of 119.1 million (2001: 112.1 million, 2000: 112.4 million).

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

                                                                         2002    2001    2000
                                                                         US$m    US$m    US$m
     -----------------------------------------------------------------------------------------
     Basic and diluted earnings attributable to ordinary shareholders    56.2    59.9   (119.5)

     Weighted average number of ordinary shares (millions)              119.1   112.1    112.4
     Dilutive share options (millions)                                    5.3     0.8    (31.1)
     Dilutive warrants (millions)                                         1.6     0.8     (2.8)
     Dilutive employee share plans (millions)                             0.6     0.5       --
     -----------------------------------------------------------------------------------------
     Adjusted weighted average number of ordinary shares (millions)     126.6   114.2     78.5
     -----------------------------------------------------------------------------------------
     Basic earnings/(loss) per share (US$)                               0.47    0.53    (1.06)
     Diluted earnings/(loss) per share (US$)                             0.44    0.52    (1.52)
     =========================================================================================

12.  Intangible assets

                                                                        Goodwill
     Cost                                                                 US$m
     ---------------------------------------------------------------------------
     At January 1, 2001 and December 31, 2001                               21.9
     Additions                                                               0.2
     ---------------------------------------------------------------------------
     At December 31, 2002                                                   22.1
     ===========================================================================
     Amortization
     At January 1, 2001                                                      0.4
     Charge for the year                                                     2.7
     ---------------------------------------------------------------------------
     At December 31, 2001                                                    3.1
     Charge for the year                                                     1.7
     ---------------------------------------------------------------------------
     At December 31, 2002                                                    4.8
     ===========================================================================
     Net book value
     At December 31, 2002                                                   17.3
     At December 31, 2001                                                   18.8
     ---------------------------------------------------------------------------

     The balance as at December 31, 2002 of US$17.3 million is in respect of the acquisition of Pioneer Goldfields Company Limited ("Pioneer"). The additional goodwill in 2002 relates to additional consideration which has become payable in respect of the acquisition of Pioneer Goldfields Limited (Teberebie mine) in 2000. Further consideration may become payable in the future depending on the gold price level.

13.  Tangible fixed assets

                            Mine shafts,
                             development                                          Assets in
                              and pre-     Plant and   Processing               the course of
                             production    equipment     plants     Buildings    construction    Total
                                US$m          US$m        US$m        US$m          US$m          US$m
     --------------------------------------------------------------------------------------------------
     Cost
     At January 1, 2001         800.5        529.4        414.3        90.9           8.5       1,843.6
     Additions                   29.8          6.4          0.8         0.2          10.1          47.3
     Disposals                     --         (3.8)        (0.1)         --            --          (3.9)
     Transfers                    6.0          5.9          4.3          --         (16.2)           --
     --------------------------------------------------------------------------------------------------
     At December 31, 2001       836.3        537.9        419.3        91.1           2.4       1,887.0
     ==================================================================================================
     Additions                   29.5         11.1          2.4         0.4          21.1          64.5
     Disposals                   (2.8)        (0.7)          --        (1.4)           --          (4.9)
     Transfers                  (21.5)         2.3         16.0        13.9         (10.7)           --
     --------------------------------------------------------------------------------------------------
     At December 31, 2002       841.5        550.6        437.7       104.0          12.8       1,946.6
     ==================================================================================================
     Depreciation
     At January 1, 2001         569.8        339.3        238.2        50.5            --       1,197.8
     Charges                     23.1         28.2         21.9         6.4            --          79.6
     Disposals                     --         (3.3)          --          --            --          (3.3)
     --------------------------------------------------------------------------------------------------
     At December 31, 2001       592.9        364.2        260.1        56.9            --       1,274.1
     ==================================================================================================
     Charges                     19.0         27.7         20.2         6.5            --          73.4
     Disposals                   (1.9)        (0.7)          --        (1.0)           --          (3.6)
     --------------------------------------------------------------------------------------------------
     At December 31, 2002       610.0        391.2        280.3        62.4            --       1,343.9
     ==================================================================================================
     Net book value
     At December 31, 2002       231.5        159.4        157.4        41.6          12.8         602.7
     At December 31, 2001       243.4        173.7        159.2        34.2           2.4         612.9
     --------------------------------------------------------------------------------------------------

The net book value of tangible fixed assets includes US$3.5 million (2001:
US$4.1 million) in respect of assets held under finance leases included within buildings.

     --------------------------------------------------------------------------------------------------
                                                                                     2002          2001
                                                                                     US$m          US$m
     --------------------------------------------------------------------------------------------------
     Capital commitments
     Contracts placed but not provided for                                           13.1           2.7
     ==================================================================================================

14.  Investments

     The Group's investment in joint ventures is in respect of its 50% interest in the Geita Mine in Tanzania. This interest is accounted for as a joint venture under the gross equity basis of accounting.

                                              Investment in   Loans to joint      Other
                                             joint ventures      ventures      investments   Total
                                                  US$m             US$m           US$m        US$m
     ---------------------------------------------------------------------------------------------
     At January 1, 2001                           69.3             31.1            1.5       101.9
     Share of retained profit for the year        12.4               --             --        12.4
     ---------------------------------------------------------------------------------------------
     At December 31, 2001                         81.7             31.1            1.5       114.3
     =============================================================================================
     At January 1, 2002                           81.7             31.1            1.5       114.3
     Share of retained profit for the year         9.5               --             --         9.5
     ---------------------------------------------------------------------------------------------
     At December 31, 2002                         91.2             31.1            1.5       123.8
     =============================================================================================

     The Company's share of net assets of joint ventures can be analyzed as follows:

                                                                   2002    2001
                                                                   US$m    US$m
     ---------------------------------------------------------------------------
     Goodwill                                                      54.8    59.2
     Share of fixed assets                                        103.5   103.4
     Share of current assets                                       46.8    27.6
     Share of liabilities due within one year                     (30.5)  (23.9)
     Share of liabilities due after more than one year            (83.4)  (84.6)
     ---------------------------------------------------------------------------
     Share of net assets                                           91.2    81.7
     ===========================================================================

     The principal subsidiary undertakings are:

                                                       Class of          Interest in
     Company and country of incorporation        principal activities    shares held   per cent
     ------------------------------------------------------------------------------------------
     Ghana
                                                                            Ordinary
     Ashanti Goldfields (Bibiani) Limited             Gold Mining       No par value     100
                                                                            Ordinary
     Ghanaian-Australian Goldfields Limited           Gold Mining       No par value      80
                                                                            Ordinary
     Teberebie Goldfields Limited                     Gold Mining       No par value      90
     ------------------------------------------------------------------------------------------
     Guinea
     Societe Ashanti Goldfields de Guinee S.A.        Gold Mining           Ordinary      85
     ------------------------------------------------------------------------------------------
     Zimbabwe
     Ashanti Goldfields Zimbabwe Limited              Gold Mining           Ordinary     100
     ------------------------------------------------------------------------------------------
     Isle of Man
     Ashanti Treasury Services Limited                   Treasury           Ordinary     100
     Geita Treasury Services Limited                     Treasury           Ordinary     100
     ------------------------------------------------------------------------------------------
     Cayman Islands
     Ashanti Capital Limited                            Financing           Ordinary     100
     Ashanti Finance (Cayman) Limited                   Financing           Ordinary     100
     Ashanti Capital (Second) Limited                   Financing           Ordinary     100
     ==========================================================================================

15.  Stocks

                                                                    2002   2001
                                                                    US$m   US$m
     ---------------------------------------------------------------------------
     Mine stores                                                    51.1   52.6
     Ore in stock piles (note a.)                                   20.1   16.2
     Gold in process                                                 5.4    4.7
     ---------------------------------------------------------------------------
                                                                    76.6   73.5
     ===========================================================================

     a. Ore is only mined and sent to the stockpile if it is considered that the ore will have future economic benefit. This is assessed by reviewing the estimated grade of the stockpile, the current spot gold price and the estimated costs of processing the stockpile. These criteria are used consistently from period to period.

16.  Debtors

                                                                          2001
                                                                 2002   Restated
                                                                 US$m     US$m
     ---------------------------------------------------------------------------
     Due within one year:
     Sundry debtors                                              10.3     10.8
     Prepayments                                                  3.7      2.4
     Deferred expenses                                             --      2.9
     Deferred tax                                                  --      6.9
     ---------------------------------------------------------------------------
                                                                 14.0     23.0
     Due after more than one year:
     Sundry debtors                                               8.8       --
     ---------------------------------------------------------------------------
                                                                 22.8     23.0
     ===========================================================================

     Sundry debtors due after one year of US$8.8 million (2001: nil) is a receivable from AngloGold which arose from the transfer of the Ridge 8 property by AngloGold to the Geita mine. This amount is only due after the Geita project finance loans are fully repaid by the Geita mine in 2007.

17.  Cash

                                                                     2002   2001
                                                                     US$m   US$m
     ---------------------------------------------------------------------------
     Cash at bank and in hand                                        17.1   32.8
     Gold and cash in transit                                        24.2   22.4
     ---------------------------------------------------------------------------
                                                                     41.3   55.2
     ===========================================================================

     Cash at bank includes nil (2001: US$8.7 million) on deposit with Standard Chartered Bank in Ghana as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

18.  Creditors

                                                                    2002    2001
                                                                    US$m    US$m
     ---------------------------------------------------------------------------
     Amounts falling due within one year:
     Trade creditors                                                45.2    40.5
     Deferred purchase consideration (note a.)                       3.0     7.3
     Deferred hedging income (note b.)                              14.7    34.7
     Mining related accruals                                        12.9    10.5
     Accrued interest                                                8.0    10.0
     Taxation                                                        4.4    15.4
     Pensions                                                        7.8     7.9
     Other accruals                                                 35.1    28.7
     ---------------------------------------------------------------------------
                                                                   131.1   155.0
     ===========================================================================
     Amounts falling due over one year:
     Deferred purchase consideration (note a.)                       5.8     8.8
     Deferred hedging income (note b.)                              13.1    30.9
     Other accruals                                                  5.1    10.1
     ---------------------------------------------------------------------------
                                                                    24.0    49.8
     ===========================================================================

a. The total deferred purchase consideration at December 31, 2002 of US$8.8 million is in respect of the acquisition of Teberebie. This is a fixed amount payable that is not subject to any form of contingency.

b. Deferred hedging income arises from the early close-out of hedging contracts.

19.  Borrowings

                                                     2002       2001
                                                     US$m       US$m
     ---------------------------------------------------------------
     Mandatorily Exchangeable Notes (note a.)        75.0         --
     Enlarged Revolving Credit Facility (note b.)   144.5         --
     Project finance loans (note c.)                 23.4       25.0
     5 1/2% Exchangeable Notes (note d.)               --      217.5
     Revolving Credit Facility                         --       55.0
     Bank loans and overdrafts                        8.2       21.6
     Finance leases                                   3.5        4.1
     Aviation loans                                   2.3        2.7
     ---------------------------------------------------------------
                                                    256.9      325.9
     ---------------------------------------------------------------
     Repayments falling due:
     Between one year and two years                   2.0      267.7
     Between two and five years                     136.3       31.9
     After five years                               115.9        1.0
     ---------------------------------------------------------------
     After more than one year                       254.2      300.6
     Within one year                                  2.7       25.3
     ---------------------------------------------------------------
                                                    256.9      325.9
     ===============================================================

     a. On June 28, 2002 the Company issued US$75.0 million of Mandatorily Exchangeable Notes ("MENS") which were used in part to repay the existing 5 1/2% Exchangeable Notes. MENs are exchangeable into Ordinary Shares on either of the following events:

          (i) automatically on the completion date of the first rights issue ("Rights Issue") by the Company undertaken following the date of the MENs Deed Poll of June 27, 2002; or

          (ii) Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs on June 28, 2002.

          The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 and the price at which the Company issues Ordinary Shares pursuant to the proposed Rights Issue.

          The MENs (if not already exchanged) will be redeemable for cash on the earlier of:

          (i) a takeover offer for the Company, or a scheme of arrangement of the Company, becoming effective; or

          (ii) the date of maturity, being June 30, 2008.

          Interest on the MENs is being accrued at the rate of the Enlarged Revolving Credit Facility ("Enlarged RCF") but such interest only becomes payable if the MENs are redeemed for cash following one of the two events above. Any interest accrued will be deemed to be part of the consideration upon conversion of the MENs into equity.

     b. As of December 31, 2002, US$149.0 million was drawn down under the US$200 million Enlarged RCF entered into on June 28, 2002. Offset against this were deferred loan fees of US$4.5 million which are being amortised over the term of the loan (5 years). The Enlarged RCF replaced the Revolving Credit Facility outstanding at December 31, 2001 and was used in part to repay the existing 5 1/2% Exchangeable Notes. A total of US$190 million was drawn down at the inception of the Enlarged RCF of which US$41 million has been repaid as at December 31, 2002. The terms of the US$200 million Enlarged RCF require minimum repayments of eight semi-annual instalments of US$20 million starting June 30, 2003 with a final instalment of US$40 million.

          The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:

          (i) Years 1 and 2 -- US dollar London Interbank Offer Rate ("US LIBOR") plus 1.75%; and

          (ii) Years 3, 4 and 5 -- US LIBOR plus 2.00%.

          Financial covenants provide that the ratio of consolidated net debt to consolidated EBITDA (based on the definitions in the Enlarged RCF) is no greater than 2.50:1 for the 12-month period ended on December 31, 2002, decreasing incrementally to 1.50:1 for any 12-month period ending after June 30, 2004 and that the ratio of consolidated EBITDA to consolidated net interest payable (based on the definitions in the Enlarged RCF) is not less than 4.50:1 for the 12-month period ended December 31, 2002, increasing incrementally to 6.00:1 for any 12-month period ending after June 30, 2004.

          Additionally, consolidated tangible net worth is not to be less than US$415.0 million at any time, and consolidated net debt is not to exceed 50% of the consolidated tangible net worth for the periods ending on or before June 30, 2004 and for the relevant periods thereafter shall not exceed 40% of the consolidated tangible net worth. The Enlarged RCF also contains default provisions, including cross-default provisions.

          The lenders under the Enlarged RCF have security over all the hedging contracts entered into by Ashanti Treasury Services Limited and Geita Treasury Services Limited, gold refining and purchasing agreements, insurance contracts, gold in transit and bank accounts. Security has also been granted over substantially all the assets of the Company and Ashanti Goldfields (Bibiani) Limited located in Ghana including the mining leases relating to the Obuasi and Bibiani mines. At
          December 31, 2002, the book value of these securing assets amounted US$720.0 million. Ashanti also agreed to use its best endeavours to give security over its shares in Cluff Resources Limited, which owns the Geita Mine. In addition, Ashanti has effected a political risk insurance policy, or PRI, of up to US$131.0 million in relation only to Ghana for the benefit of the lenders who, prior to the closing of syndication, elected to take the benefit of PRI.

          Under its Enlarged RCF, the Company had undrawn committed borrowing facilities of US$51.0 million as at December 31, 2002.

     c. The project finance loans of US$23.4 million (2001: US$25.0 million) are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets. At
          December 31, 2002, the book value of these securing assets amounted to US$52.0 million (2001: US$45.8 million).

     d. The balance outstanding on the 5 1/2% Exchangeable Notes of US$217.5 million (net of deferred loan fees of US$1.1 million) which were to mature on March 15, 2003 unless converted or redeemed earlier, were redeemed in full in August 2002 and have been cancelled.

20.  Financial instruments

     Debtors and creditors arising directly from the Company's operations and gold in transit are excluded from the following disclosures.

     Interest rate profile of financial liabilities

     The interest rate profile of the Company's financial liabilities at December 31, 2002 and 2001 which are predominately US dollar denominated were as follows:

                                                                         Fixed rate borrowings
                                                                    -------------------------------
                                                                                         Weighted
                                                                        Weighted       average time
                         Floating rate   Fixed rate   Total gross   average interest    for which
                           borrowings    borrowings   borrowings          rate         period fixed
                              US$m          US$m         US$m               %              Years
     ----------------------------------------------------------------------------------------------
     December 31, 2002       256.9             --        256.9             --                --
     ----------------------------------------------------------------------------------------------
     December 31, 2001       108.4          217.5        325.9            5.5               1.2
     ----------------------------------------------------------------------------------------------

     Interest on floating rate borrowings are determined primarily by reference to US LIBOR.

     Interest rate profile of financial assets

     The interest rate profile of the Company's financial assets at December 31, 2002 and 2001 which are predominately US dollar denominated were as follows:

                         Fixed rate   Floating rate   Interest free   Total
                            US$m          US$m             US$m        US$m
     ----------------------------------------------------------------------
     December 31, 2002       --           16.5             0.6         17.1
     ----------------------------------------------------------------------
     December 31, 2001       --           32.0             0.8         32.8
     ----------------------------------------------------------------------

     The financial assets of the Company comprise cash at bank and in hand.

     Currency exposures

     The Company had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

Fair values of financial assets and liabilities

Set forth below is management's best estimate of fair value of financial instruments.

                                  Dec 31,    Dec 31,   Dec 31,    Dec 31,
                                   2002       2002      2001       2001
                                   Fair     Carrying    Fair     Carrying
                                   value      value     value      value
                                   US$m       US$m       US$m      US$m
     --------------------------------------------------------------------
     Cash at bank                   17.1       17.1      24.1       24.1
     Cash held as collateral          --         --       8.7        8.7
     European put options           24.9         --      51.0         --
     European call options        (102.7)        --     (48.3)        --
     Convertible structures           --         --      10.5         --
     Forward contracts             (56.0)        --     117.6         --
     Lease rate swaps              (16.2)        --     (42.0)        --
     Long term convertible debt       --         --    (178.4)    (217.5)
     Other long term borrowings   (254.2)    (254.2)    (83.1)     (83.1)
     Short term borrowings          (2.7)      (2.7)    (25.3)     (25.3)
     ====================================================================

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

     Cash at bank and cash held as collateral -- The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

     Derivative financial instruments -- Market values have been used to determine the fair value of lease rate swaps, call and put options, convertible structures and forward contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current rates for similar instruments.

     Long-term debt -- The estimated fair values of the Company's long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

     Short term borrowings. -- The estimated fair value of these financial instruments approximate to their carrying values due to their short maturities.

     Hedging

     The Company hedges the risk of movements in the gold price using several types of derivative financial instruments.

     Gains and losses on instruments used for hedging the gold price are not recognized until the exposure that is being hedged is itself recognized. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:

                                                                                                 Net Gains/
                                                                                Gains   Losses    (Losses)
                                                                                US$m     US$m       US$m
     ------------------------------------------------------------------------------------------------------
     Unrecognized gains/(losses) on hedges at January 1, 2001                   124.5    (4.5)      120.0
     Gains arising in previous years recognized in the year                     (54.4)     --       (54.4)
     ------------------------------------------------------------------------------------------------------
     Gains/(losses) arising before January 1, 2001 not recognized in the year    70.1    (4.5)       65.6
     Gains/(losses) arising in the year and not recognized                         --      --          --
     ------------------------------------------------------------------------------------------------------
     Unrecognized gains/(losses) on hedges at December 31, 2001                  70.1    (4.5)       65.6
     ------------------------------------------------------------------------------------------------------
     Gains/(losses) expected to be recognized within one year                    34.7      --        34.7
     Gains/(losses) expected to be recognized after one year                     35.4    (4.5)       30.9
     ======================================================================================================

                                                                                                 Net Gains/
                                                                                Gains   Losses    (Losses)
                                                                                US$m     US$m       US$m
     ------------------------------------------------------------------------------------------------------
     Unrecognized gains/(losses) on hedges at January 1, 2002                    70.1     (4.5)      65.6
     Gains arising in previous years recognized in the year                     (34.7)      --      (34.7)
     ------------------------------------------------------------------------------------------------------
     Gains/(losses) arising before January 1, 2002 not recognized in the year    35.4     (4.5)      30.9
     Gains/(losses) arising in the year and not recognized                        2.9     (6.0)      (3.1)
     ------------------------------------------------------------------------------------------------------
     Unrecognized gains/(losses) on hedges at December 31, 2002                  38.3    (10.5)      27.8
     ------------------------------------------------------------------------------------------------------
     Gains/(losses) expected to be recognized within one year                    20.0     (5.3)      14.7
     Gains/(losses) expected to be recognized after one year                     18.3     (5.2)      13.1
     ======================================================================================================

21.  Provisions for liabilities and charges

                                                    Deferred        Site
                                                      tax      rehabilitation   Classified as   Total
                                                      US$m          US$m           debtors      US$m
     ------------------------------------------------------------------------------------------------
     At January 1, 2001 as restated (see note 29)     (1.7)         14.6             1.7         14.6
     Charge for the year                             (15.2)          3.3             5.2          3.3
     ------------------------------------------------------------------------------------------------
     At December 31, 2001                             (6.9)         17.9             6.9         17.9
     ================================================================================================
     At January 1, 2002 as restated (see note 29)     (6.9)         17.9             6.9         17.9
     Charge for the year                              11.3           2.7            (6.9)         7.1
     ------------------------------------------------------------------------------------------------
     At December 31, 2002                              4.4          20.6              --         25.0
     ================================================================================================

     The Company's provision for site rehabilitation as at December 31, 2002 is US$20.6 million. These costs are expected to be paid over a 20-year period as the mines come to the end of their useful lives, commencing with the currently envisaged closure of the Bibiani (provision of US$3.5 million) and Freda-Rebecca (provision of US$2.7 million) mines during 2007 and 2006, respectively. The remaining significant components of the provision comprise of US$5.7 million and US$5.2 million related to the Obuasi and Iduapriem mines, respectively; with the majority of such costs expected to be paid subsequent to 2007. Deferred taxation comprises:

     Deferred taxation comprises:

                                                                          2002
                                                                          US$m
     --------------------------------------------------------------------------
     Liability arising on fixed assets                                    141.9
     Asset arising from other timing differences                           (5.3)
     Asset arising from tax losses carried forward                       (132.2)
     --------------------------------------------------------------------------
     At December 31, 2002                                                   4.4
     --------------------------------------------------------------------------
     At December 31, 2001                                                  (6.9)
     ==========================================================================

     The deferred tax asset as at December 31, 2001 of US$6.9 million is included in debtors (see note 16).

22.  Stated capital


                                                                    Number of shares
     -------------------------------------------------------------------------------
     Authorised
     200,000,000 ordinary shares of no par value                       200,000,000
     1 special rights redeemable preference share of no par value                1
     -------------------------------------------------------------------------------
                                                                       200,000,001
     ===============================================================================

                                                                               Issued      Stated capital
                                                                               shares          US$m
     ----------------------------------------------------------------------------------------------------
     Allotted and fully paid
     At January 1, 2002:
     Ordinary shares of no par value in issue                                112,716,640       545.2
     Issue of shares at US$3.00 in respect of the exercise of the warrants    13,945,122        41.8
     Issue of shares at US$4.88 in respect of an Employee Share Plan             234,571         1.2
     ----------------------------------------------------------------------------------------------------
     At December 31, 2002:
     Ordinary shares of no par value in issue                                126,896,333       588.2
     Ordinary shares in treasury at 1 January and 31 December 2002               556,987*         --
     1 special rights redeemable preference share of no par value                      1          --
     ----------------------------------------------------------------------------------------------------
                                                                             127,453,321       588.2
     ====================================================================================================

     *The 556,987 ordinary shares held in treasury do not qualify for dividends and do not have voting rights.

     Based on the prices quoted on the New York Stock Exchange during 2002, the Company's share price traded between a high of US$6.58 and a low of US$3.51. As at December 31, 2002, the Company's market capitalisation based on a share price of US$5.85 on that date was US$742.3 million.

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

     The Regulations of the Company provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of the Company or the disposal of a material part of its assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.

     All of the ordinary shares in issue rank pari passu in all respects.

     On May 28, 2002, the Company in general meeting passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 3,000,000 ordinary shares at a price per share (exclusive of expenses) of not more than 5% above the average of the middle market quotations for the shares taken from the Daily Official List of the London Stock Exchange for the five business days immediately before the date of purchase. However, the Company did not utilise this authority. The authority for the Company to purchase its own shares will expire on August 28, 2003 or at the conclusion of the Annual General Meeting at which it is proposed to renew the authority.

     In August 2002, the Company redeemed in full its debt of US$250 million raised through an issue by a subsidiary of seven year 5 1/2 % Exchangeable Notes that were listed on the New York and London stock exchanges. The notes, which were to mature on March 15, 2003 unless converted or redeemed earlier, have been cancelled.

     In November 1999, pursuant to an agreement with the Company's hedge counterparties, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of April 28, 2004, October 28, 2004 and April 28, 2005.

     As part of the Company's refinancing arrangement, 13,945,122 warrants were exercised at US$3.00 leaving 5,889,879 warrants.

     The conversion rights of the remaining warrants could give rise to the issue of up to 5,889,879 ordinary shares.

     In June 2002, the Company issued US$75.0 million of MENs which are exchangeable into ordinary shares at an exchange price of the lower of US$5.40 and the price at which Ashanti's ordinary shares will be issued pursuant to the proposed rights issue. At a price of US$5.40 this could give rise to an issue of 13.9 million Ashanti ordinary shares.

     The AGC Senior Management Share Option Scheme

     As at December 31, 2000, options granted to directors and staff over 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on April 25, 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares then under option a new option would be granted over three shares.

     In the case of executive directors and certain members of the Company's senior management, their outstanding "underwater" options were required to be surrendered in order to receive any further awards under the Company's long-term incentive plans.

     Options over 5,364,485 shares in respect of other senior management and 508,050 shares in respect of executive directors were cancelled in accordance with the invitation. Options over 2,189,787 shares lapsed in the year ended December 31, 2001. Options over a further 396,716 shares lapsed under the rules of this scheme in the year ended December 31, 2002.

     Following the cancellation, re-grant and lapsing of options described above, and subsequent award of options on August 22, 2002, the total number of ordinary shares over which executive directors and senior management held options as at December 31, 2002 is as set out below:

                                                            Option       Number of
                                                             price   ordinary shares of
     Period of exercise                              Code     US$       no par value
     ----------------------------------------------------------------------------------
     July 13, 2003-July 12, 2011                      A      1.66         40,000
     August 28, 2003-August 27, 2011                  B      2.55         50,000
     May 3, 2004-May 2, 2011 (Replacement Options)    C      2.29      1,445,844
     May 3, 2004-May 2, 2011                          D      2.29        906,290
     August 22, 2005-August 21, 2012                  E      4.88        599,560
     ----------------------------------------------------------------------------------
                                                                       3,041,694
     ==================================================================================

     All options granted on May 3, 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on May 3, 2004 and lapse on May 2, 2011. Options granted on August 22, 2002 were granted with an exercise price of US$4.88 and ordinarily become exercisable on August 22, 2005 and lapse on August 21, 2012.

     An analysis of options held by directors as at December 31, 2002 using the codes shown above is set out below:

                            B        C         D         E       Total
     ------------------------------------------------------------------
     S E Jonah               --    87,000   173,664    79,700   340,364
     M Botsio-Phillips       --    13,500    18,760    14,130    46,390
     E D Ofori Atta          --    13,500    16,509    12,430    42,439
     T S Schultz             --    38,415    55,229    39,000   132,644
     S Venkatakrishnan   50,000        --    52,828    37,300   140,128
     ------------------------------------------------------------------
     Total               50,000   152,415   316,990   182,560   701,965
     ==================================================================

23.  Directors' interests

     The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of the Company are set out below:

                                                                  Shares under
                                  Shares                             option
                                                                     Granted       Granted
                         January 1,   December 31,   January 1,    during the    December 31,
                            2002         2002           2002          year           2002
     ----------------------------------------------------------------------------------------
     M E Beckett            1,359         1,873            --            --             --
     S E Jonah             45,302        59,690       260,664        79,700        340,364
     T E Anin                  53            53            --            --             --
     M Botsio-Phillips        100           100        32,260        14,130         46,390
     L Chalker                 --            --            --            --             --
     C A Crocker            5,000            --            --            --             --
     T Gibian              20,000        20,000            --            --             --
     G E Haslam                --            --            --            --             --
     M P Martineau             --            --            --            --             --
     N J Morrell               --            --            --            --             --
     E D Ofori Atta           553           553        30,009        12,430         42,439
     T S Schultz           23,548        31,245        93,644        39,000        132,644
     S Venkatakrishnan         --            --       102,828        37,300        140,128
     ----------------------------------------------------------------------------------------

     The Ashanti Bonus Co-Investment Plan

     All shares awarded under the Bonus Co-Investment Plan vested during 2002. These shares included matching shares in favour of S E Jonah and T S Schultz comprising 14,388 and 7,697 ordinary shares respectively. It is currently intended that no awards will be made, in the future, under the Bonus Co-Investment Plan.

     Performance Share Plan and The AGC 1994 Employee Share Scheme

     Under the Performance Share Plan, executive directors and key employees receive free Ashanti shares, if Ashanti achieves certain performance conditions over a three-year period. The full number of shares to which a participant is entitled would only be received if Ashanti meets challenging internal and/or external goals. Rights to receive shares will normally lapse if the participant leaves the Company within three years of the grant of the award.

     Under the AGC 1994 Employee Share Scheme, executive directors and key employees receive Ashanti's shares for free if specified challenging internal and/or external performance conditions are achieved. For the awards set out under Category 'A' below, these targets must be met over the three year period following the making of the award. Provided those targets are met, the shares are then transferred to participants free of charge at the end of that period. In respect of awards set out under Category 'B' below, such targets had to be met before the awards were made after which the shares were awarded and are to be held in trust for three years from the date of award, on expiry of which they will be transferred to participants free of charge. On August 22, 2002, Ashanti issued, 234,571 new Ashanti ordinary shares under this scheme of which 129,871 ordinary shares were awarded to executive directors.

     As at December 31, 2002 the following awards have been made to the directors under the Performance Share Plan and the AGC 1994 Employee Share Scheme.

                                                      Shares awarded under the AGC
                                                       1994 Employee Share Scheme
                             Shares awarded under
     Name                the Performance Share Plan    Category 'A'   Category 'B'
     -----------------------------------------------------------------------------
     S E Jonah                     6,000                      --         64,040
     M Botsio-Phillips             3,000                  12,000          9,036
     E D Ofori Atta                3,000                  10,560          8,000
     T S Schultz                   3,000                  35,328         24,940
     S Venkatakrishnan             3,000                  33,792         23,855
     -----------------------------------------------------------------------------
     Total                        18,000                  91,680        129,871
     -----------------------------------------------------------------------------

     Awards made under the Performance Share Plan will be allowed to run their course, but it is currently intended that no further awards will be made under this plan in future.

     Between January 1, 2003 and March 5, 2003, there were no changes in the above directors' interests.

24.  Reserves

                                                                          Non-
                                                                      distributable
                                                    Profit and loss    share deals
                                                        account          account      Total
                                                         US$m             US$m         US$m
     ---------------------------------------------------------------------------------------
     At January 1, 2001 as restated (see note 29)       (277.0)            19.0       (258.0)
     Retained profit for 2001                             59.9               --         59.9
     ---------------------------------------------------------------------------------------
     At December 31, 2001                               (217.1)            19.0       (198.1)
     =======================================================================================
     At January 1, 2002                                 (217.1)            19.0       (198.1)
     Retained profit for 2002                             56.2               --         56.2
     ---------------------------------------------------------------------------------------
     At December 31, 2002                               (160.9)            19.0       (141.9)
     =======================================================================================

     Group reserves as at January 1, 2002 have been restated for the adoption of FRS 19 (see note 29)

     In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and re-issue of the Company's own shares are recorded in a non-distributable share deals account.

     Reserves is after goodwill written off in previous years of US$476 million (2001: US$476 million) arising on the acquisition of subsidiary undertakings.

25.  Acquisitions and disposals

     Acquisition

     In June 2000, Ashanti acquired a 90% interest in Pioneer, the company that owns the Teberebie mine in Ghana, from Pioneer Gold Inc for a total consideration of US$14.9 million. Details of the consideration and assets acquired are set out below.

                                             Book value     Fair value    Provisional fair
                                           at acquisition   adjustments        values
                                                US$m            US$m            US$m
     -------------------------------------------------------------------------------------
     Tangible fixed assets                      56.6           (56.5)            0.1
     Stock                                       4.0            (2.7)            1.3
     Cash                                        0.6              --             0.6
     Creditors                                  (0.7)             --            (0.7)
     Borrowings                                 (8.3)             --            (8.3)
     -------------------------------------------------------------------------------------
     Net assets acquired                        52.2           (59.2)           (7.0)
     Goodwill                                                                   21.9
     -------------------------------------------------------------------------------------
     Cost of acquisition                                                        14.9
     =====================================================================================
     Satisfied by:
     Cash consideration                                                          5.0
     Assets on sold                                                             (5.0)
     Cost of acquisition                                                         1.1
     Deferred consideration                                                     13.8
     -------------------------------------------------------------------------------------
     Total consideration                                                        14.9
     =====================================================================================
     Analysis of acquisition cash flows:
     Total net cash consideration                                               (6.1)
     Net cash of subsidiary acquired                                             0.6
     Assets on sold                                                              5.0
     -------------------------------------------------------------------------------------
     Total                                                                      (0.5)
     =====================================================================================

     Of the deferred consideration of US$13.8 million, payments of US$2.5 million were made in each of March 2001 and 2002. The balance is payable as follows: US$3.0 million in March 2003, US$3.8 million in March 2004 and US$2.1 million in March 2005.

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

     Disposal

     In December 2000 Ashanti disposed of a 50% interest in its subsidiary, Cluff, which owns 100% of the Geita mine in Tanzania. The net inflow in respect of the disposal is as follows:

                                             US$m     US$m
     ------------------------------------------------------
     Cash paid by AngloGold Limited                   207.8
     Costs of disposal                                (27.8)
     ------------------------------------------------------
     Net cash consideration                           180.0

     Net assets at date of disposal:
     Goodwill                               127.4
     Tangible fixed assets                  205.3
     Stocks                                  11.3
     Debtors                                  1.8
     Cash                                     4.2
     Creditors                              (11.6)
     Due to the Company                     (55.0)
     Borrowings                             (75.0)
     ---------------------------------------------
                                            208.4
     ---------------------------------------------

     50% of net assets sold                          (104.2)
     Goodwill reinstated from reserves                (24.6)
     ------------------------------------------------------
     Profit on disposal                                51.2
     ------------------------------------------------------

     Analysis of disposal cash flows:
     Net cash consideration                           180.0
     Net cash disposed of with subsidiary              (4.2)
     Repayment of intercompany balance                 55.0
     ------------------------------------------------------
     Total cash inflow                                230.8
     ======================================================

26.  Reconciliation of operating profit/(loss) to operating cash flows

                                                  2002    2001    2000
                                                  US$m    US$m    US$m
     ------------------------------------------------------------------
     Operating profit/(loss)                      66.4    76.6   (126.1)
     Depreciation and amortization                75.1    82.3    114.8
     Non-cash exceptional operating costs         (7.6)     --    208.3
     Loss on disposal of fixed assets               --     0.6      5.2
     (Increase)/decrease in stocks                (3.1)    4.3    (11.8)
     Decrease in debtors                           0.2     2.0     10.8
     Decrease in creditors                        (0.7)  (16.7)   (18.0)
     Decrease in deferred hedging income         (37.8)  (57.0)   (34.6)
     Increase in provisions                        2.7     3.3      0.8
     ------------------------------------------------------------------
     Net cash inflow from operating activities    95.2    95.4    149.4
     ==================================================================

27.  Financing

                                                         2002   2001     2000
                                                         US$m   US$m     US$m
     -------------------------------------------------------------------------

     5 1/2% Exchangeable Notes          - repayments   (218.6)     --       --
     Revolving Credit Facility          - repayments    (55.0)  (33.8)  (251.0)
     Bridge Facility                    - drawdowns        --      --     75.0
     Enlarged Revolving Credit Facility - drawdowns     190.0      --       --
                                        - repayments    (41.0)     --       --
     Mandatorily Exchangeable Notes     - drawdown       75.0      --       --
     Issue of ordinary shares                            41.8      --       --
     Other                              - repayments    (11.4)   (6.8)   (10.3)
     -------------------------------------------------------------------------
                                                        (19.2)  (40.6)  (186.3)
     =========================================================================

28.  Analysis of net debt

                                                 Other                     Other                    Other
                                                 non-                      non-                     non-
                                  At             cash      At              cash      At             cash      At
                                Jan 1,   Cash    move-   Dec 31,   Cash    move-   Dec 31,   Cash   move-   Dec 31,
                                 2000    flow    ments    2000     flow    ments    2001     flow   ments    2002
                                 US$m    US$m    US$m     US$m     US$m    US$m     US$m     US$m   US$m     US$m
     --------------------------------------------------------------------------------------------------------------
     Cash at bank                35.3     (2.5)     --     32.8     (8.7)    --      24.1    (7.9)    --      16.2
     Bank overdraft              (4.6)     1.1      --     (3.5)    (1.7)    --      (5.2)    4.6     --      (0.6)
     --------------------------------------------------------------------------------------------------------------
     Cash                        30.7     (1.4)     --     29.3    (10.4)    --      18.9    (3.3)    --      15.6
     Short term deposits and
        collateralized cash
        (liquid resources)       54.4    (13.6)     --     40.8     (9.7)    --      31.1    (6.0)    --      25.1
     Borrowings                (578.0)   186.3    29.5   (362.2)    40.6    0.9    (320.7)   61.0    3.4    (256.3)
     --------------------------------------------------------------------------------------------------------------
     Net debt                  (492.9)   171.3    29.5   (292.1)    20.5    0.9    (270.7)   51.7    3.4    (215.6)
     --------------------------------------------------------------------------------------------------------------

     Following is a detail of the 'other' line item included in the reconciliation of net cash flow to movement in net debt for the year ended December 31, 2000. For the years ended December 31, 2002 and 2001, no cash movements included in 'other' amounted to greater than 5% of total non-cash movements:

                                                                                                 Year ended
                                                                                                Dec 31, 2000
                                                                                                    US$m
     -------------------------------------------------------------------------------------------------------
     Write-down and subsequent re-instatement of non-recourse project finance loans (note a.)      (21.3)
     Loans assumed on acquisition (Note 26)                                                         (8.3)
     Transfers between accruals and long term debt                                                  (6.5)
     Debt created on close out of hedge contracts (note b.)                                         (7.8)
     Gain on extinguishment of debt                                                                   --
     Loans disposed of with subsidiary (Note 26)                                                    75.0
     Other                                                                                          (1.6)
     -------------------------------------------------------------------------------------------------------
     Total non-cash movements                                                                       29.5
     =======================================================================================================

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

29.  Prior year adjustment

     The Company adopted FRS 19 for its financial statements related to the period beginning January 1, 2002. As a result, comparative figures have been restated to reflect the new accounting policy on deferred tax. The effects of the changed policy as compared to the Group's previous policy; are

          a. the tax charge for 2002 increasing by US$1.8 million (2001: increase of US$2.8 million; 2000: decrease of US$21.6 million)

          b. shareholders' funds in 2001 increasing by US$8.8 million, represented by a US$6.9 million increase in debtors and a US$1.9 million reduction in provisions for liabilities and charges.

30.  Related party transactions

     The Company's principal shareholder is Lonmin (28.4%) which provides technical services and the services of Mr S E Jonah to the Company for which it received US$0.8 million (2001: US$0.7 million) for the year. The Technical Services agreement covering these services was terminated on March 1, 2003. The Company has entered into a service agreement with Mr S E Jonah starting on March 1, 2003.

     Another major shareholder is the Government of Ghana (17.3%). The Company pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government and associated authorities. Amounts paid during the year totalled approximately US$48 million (2001: US$51 million).

31.  Contingent liabilities

     US Class Actions

     The consolidated class action which was commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs.

     The Company continues to vigorously defend the action and both parties have completed the taking of witness depositions. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, it believes that the outcome will have no material adverse effect on the Company's financial position.

     Kimin - Employee Actions

     A number of expatriate employees instituted an action against Kilo-Moto Mining Corporation ("Kimin"), a subsidiary of the Company, and against the Company in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. On November 16, 1999, the Brussels Labour Court upheld the claims of four of the ex-employees against Kimin for arrears of salary incurred up to October 1, 1997. The Brussels Labour Court also held that the Company was jointly and severally liable with Kimin for the claimants' salaries and severance payments as from October 1, 1997. Kimin and the Company appealed against the judgment. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, to enforce the provisional judgment against Kimin in the Democratic Republic of Congo. The Brussels Labour Court of Appeal issued its judgment on March 13, 2002. The Court awarded a total sum of 1.5 million euros (approximately US$1.4 million) plus 7% interest, in favour of the affected ex-employees as against the total amount claimed by them of US$2.2 million plus interest. The Company's liability for a further claim for payment in lieu of holiday was to be decided later in 2002. However, in July 2002, the Company and Kimin fully and finally settled the claims of the four ex-employees for a total sum of 2.1 million euros. In addition, the settlement has effectively terminated the two unadjudicated claims of the ex-employees and has also rendered the judgments of the Brussels Labour Court and the Brussels Labour Court of Appeal dated November 16, 1999 and March 13, 2002 respectively void and of no legal effect. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its financial statements.

32. Summary of Differences Between UK and US Generally Accepted Accounting Principles

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

                                                                          2002        2001            2000
                                                                          US$m        US$m            US$m
                                                                                  (Restated)(1)   (Restated)(1)
     ----------------------------------------------------------------------------------------------------------
     Profit and loss account
     Profit/(loss) attributable to shareholders under UK GAAP(1)           56.2        59.9          (119.5)
     US GAAP adjustments:
     Amortization of goodwill and other intangibles                  a      1.7          --           (30.3)
     Depreciation on impaired tangible fixed assets                  a     12.8        12.9           (11.2)
     Impairment of long-lived assets                               b,e       --       (87.3)         (246.8)
     Equity investment in joint ventures                             c    (37.5)       (3.3)             --
     Derivative financial instruments                                e   (276.6)        5.3            60.5
     Transfer from other comprehensive income:
     - Gain on derivative financial instruments related to
       impaired assets                                               e       --        32.3              --
     - Deferred hedging income                                       e     62.7        51.2              --
     Warrants issued to non-employees                                f       --          --            (1.1)
     Write-down of non-recourse loans                                g       --          --            22.0
     Asset write-back                                                h       --          --           (20.0)
     Depreciation on asset write-back                                h      1.5         1.7             1.2
     Accounting for pensions                                         i       --         0.8             3.9
     Environmental and site restoration obligations                  j     (0.5)        1.4            (0.6)
     Compensation charge on variable plan options                    k     (3.1)       (1.2)             --
     Deferred income taxes on the above(2)                           d       --        (8.3)           (7.2)
     ----------------------------------------------------------------------------------------------------------
     (Loss)/profit attributable to shareholders under US GAAP            (182.8)       65.4          (349.1)
     ==========================================================================================================
     (Loss)/profit attributable to shareholders under US GAAP
        before the cumulative effect of an accounting change             (182.8)       33.1          (349.1)
     Cumulative effect of an accounting change                               --        32.3              --
     ----------------------------------------------------------------------------------------------------------
     (Loss)/profit attributable to shareholders under US GAAP            (182.8)       65.4          (349.1)
     ==========================================================================================================

     (1) The UK GAAP profit and loss account for the years ended December 31, 2001 and 2000 have been restated for the adoption of FRS 19 (see note 29). Accordingly, the reconciling amounts for 'Deferred income taxes' have been restated from such amounts presented previously.

     (2) A 100% valuation allowance is provided against deferred tax arising on the adjustments recorded in reconciling profit in accordance with UK GAAP to that in accordance with US GAAP for all periods presented.

                                                                               2002     2001    2000
                                                                               US$m     US$m    US$m
     ------------------------------------------------------------------------------------------------
     Statement of comprehensive income
     (Loss)/profit for the year                                               (182.8)   65.4   (349.1)
     Other comprehensive income, net of income tax:
        Cumulative effect of accounting change -
           adoption of SFAS 133                                                   --   146.2       --
     Transfer to earnings:
     - Gain on derivative financial instruments related to impaired assets        --   (32.3)      --
     - Deferred hedging income                                                 (62.7)  (51.2)      --
     ------------------------------------------------------------------------------------------------
                                                                              (245.5)  128.1   (349.1)
     ================================================================================================
     Earnings per share (US$):
        Basic:
        (Loss)/earnings per share before cumulative effect of an accounting
           change                                                              (1.53)   0.30    (3.11)
        Cumulative effect of an accounting change                                 --    0.28       --
     ------------------------------------------------------------------------------------------------
        (Loss)/earnings per share                                              (1.53)   0.58    (3.11)
     ================================================================================================
        Diluted:
        (Loss)/earnings per share before cumulative effect of an accounting
           change                                                              (1.53)   0.29    (3.11)
        Cumulative effect of an accounting change                                 --    0.28       --
     ------------------------------------------------------------------------------------------------
        (Loss)/earnings per share                                              (1.53)   0.57    (3.11)
     ================================================================================================

                                                                                                 2001
                                                                                      2002       US$m
                                                                                      US$m    Restated(1)
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity
     Equity shareholders' funds under UK GAAP(1)                                      446.3      347.1
     Impact on cost of long-lived assets (including impairment and purchase
        price adjustments)                                                    a, b     72.2       72.2
     Accumulated amortization and depreciation on long-lived assets              a   (252.4)    (266.9)
     Equity investment in joint ventures                                         c    (15.2)      22.3
     Derivative financial instruments                                            e   (122.2)     154.4
     Asset write-back                                                            h    (20.0)     (20.0)
     Accumulated depreciation on asset write-back                                h      4.4        2.9
     Environmental and site restoration obligations                              k     (4.0)      (3.5)
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity under US GAAP                                               109.1      308.5
     ====================================================================================================

     (1) The UK GAAP equity shareholders' funds as at December 31, 2001 has been restated for the adoption of FRS 19 (see note 29).

                                                                                   Accumulated
                                                                                      other
                                                                                     compre-
                                                                        Retained     hensive     Stated      Other
                                                                Total   earnings     income      capital   reserves
     Statement of changes in shareholders' equity               US$m      US$m        US$m         US$m      US$m
     --------------------------------------------------------------------------------------------------------------
     Balance at January 1, 1999                                 527.3     (36.0)         --        544.3     19.0
     Net loss for the year                                     (349.1)   (349.1)         --           --       --
     Warrants issued to non-employees                             1.1       1.1          --           --       --
     Other                                                       (1.0)     (1.0)         --           --       --
     --------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2000                               178.3    (385.0)         --        544.3     19.0
     Net profit for the year                                     65.4      65.4          --           --       --
     New share capital issued                                     0.9        --          --          0.9       --
     Compensation charge on variable plan options                 1.2       1.2          --           --       --
     SFAS 133 transition adjustment                             146.2        --       146.2           --       --
     Transfer to net income for the year                        (83.5)       --       (83.5)          --       --
     --------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2001                               308.5    (318.4)       62.7        545.2     19.0
     Net loss for the year                                     (182.8)   (182.8)         --           --       --
     Reclassification of compensation expense on exercise of
        warrants                                                   --      (4.8)         --          4.8       --
     New share capital issued                                    43.0        --          --         43.0       --
     Compensation charge on variable plan options                 3.1       3.1          --           --       --
     Transfer to net income for the year                        (62.7)       --       (62.7)          --       --
     --------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2002                               109.1    (502.9)         --        593.0     19.0
     ==============================================================================================================

     a)   Amortization of long-lived assets

     Goodwill and Intangible assets

     For years prior to the year ending December 31, 1998, goodwill arising on business combinations treated as acquisitions was written off against retained earnings in accordance with UK GAAP. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging the amount of related goodwill charged to reserves. The Company adopted FRS in 1998. FRS 10 requires that goodwill be capitalized and amortized over its expected useful life.

     Under US GAAP, for periods ending on or before December 31, 2001 goodwill and identifiable intangible assets (principally mineral rights) were amortised under the units of production method. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management's judgement, the carrying value of such assets might not be recoverable.

     Impairments of goodwill and identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of excepted net cash flows to be generated, discounted using a rate commensurate with the risks involved.

     Under US GAAP, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS"), Goodwill and Other Intangible Assets ("SFAS 142"). That statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. Going forward, the Company will carry out an annual impairment review of goodwill. No such impairments were recorded in 2002.

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

     Differences arise between impairment assessments under UK GAAP and US GAAP as follows: (i) hedging cash flows from all derivative instruments are included in income generating units for impairment assessments under UK GAAP, while, under US GAAP, prior to January 1, 2001, hedging cash flows only in respect of forward contracts and gold lease rate swaps are included and, subsequent to that date, no expected future cash flows from derivative instruments are included in impairment assessments; and (ii) corporate overhead costs are included in US GAAP impairment assessments only to the extent that they are incremental costs that are directly attributable to the operation of the mines whereas UK GAAP permits the allocation of joint corporate costs that are not so directly attributable.

     Under US GAAP, the Company recorded an impairment loss for the year ending December 31, 2001 amounting to US$87.3 million (2000: US$428.6 million).

     The impairment loss was allocated, by segment, first to goodwill and then to long-lived assets. The segment analysis is as follows: US$nil (2000:
     US$331.2 million) relating to the Obuasi mine, US$54.9 million (2000:
     US$83.8 million) relating to the Siguiri mine, US$32.4 million (2000:
     US$nil) relating to the Bibiani mine, US$nil (2000: US$13.0 million) relating to the Freda-Rebecca mine and US$nil (2000: US$0.6 million) relating to the Ayanfuri mine.

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

     Under US GAAP the Company adopts the equity accounting provisions of Accounting Principals Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18"). Under APB 18 the Company's investment in, and advances to, the investee, which are increased or decreased by earnings, losses, and dividends, are combined and shown as a single-line item in its balance sheet. Similarly, the Company's share of the investee's current net earnings or losses is shown as a single-line item in its profit and loss account.

     Other differences arise initially from additional goodwill that is recorded under US GAAP on the acquisition of the investment in joint ventures and subsequently, from the amortization of that additional goodwill and the impact of adjustments required to convert the underlying accounts of the joint venture from UK to US GAAP. In 2002, following the adoption of SFAS 142, additional goodwill recorded under US GAAP was US$29.1 million (2001:
     US$24.7 million). Other adjustments to convert the underlying accounts from UK GAAP to US GAAP relate solely to the Company's 50% share of the mark-to-market liability of derivative instruments held by the joint venture, that share being US$44.3 million (2001: US$2.4 million).

     Additional disclosures in respect of the net income and net assets of the joint venture are provided on the face of the profit and loss account and balance sheet as required under UK GAAP.

     d)   Deferred income taxes

     Under UK GAAP, FRS 19 requires that deferred tax be provided in full on all liabilities. Deferred tax assets are recognized to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Under US GAAP, the Company has applied SFAS No. 109, Accounting for Income Taxes ('SFAS 109'), for all periods presented. SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under US GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

     The following are the deferred tax assets and liabilities at period end:

                                                          Dec 31, 2002   Dec 31, 2001
                                                              US$m           US$m
     --------------------------------------------------------------------------------
     Deferred tax liabilities:
        Long-lived assets                                      82.6          104.9
     Deferred tax assets:
        Losses carried forward                               (178.3)        (231.5)
        Other                                                  (6.5)          (5.0)
     --------------------------------------------------------------------------------
     Total deferred tax asset                                (102.2)        (131.6)
     Valuation allowance                                      106.6          124.7
     --------------------------------------------------------------------------------
     Net deferred tax liability/(asset)                         4.4           (6.9)
     ================================================================================

     During the year ended December 31, 2002, US$53.2 million of losses were utilized or expired and the Company reduced its valuation allowance by US$18.1 million to adjust its deferred tax assets to estimated realizable value. The total valuation allowance primarily relates to the deferred tax assets arising from loss carryforwards as well as other temporary differences. At December 31, 2002, the Company had US$588.0 million in loss carryforwards of which US$14.0 million can be carried forward indefinitely. The remaining loss carryforwards amounting to US$6.9 million, US$25.6 million, US$10.1 million and US$531.4 million expire in 2003, 2004, 2005 and 2006, respectively.

     At December 31, 2002, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

     The components of the tax expense/(benefit) were as follows:

                                                                    Year ended     Year ended
                                                     Year ended    Dec 31, 2001   Dec 31, 2000
                                                    Dec 31, 2002       US$m           US$m
                                                        US$m       Restated(1)    Restated(1)
     -----------------------------------------------------------------------------------------
     Current tax expense
        - Ghana                                         (5.7)           9.2             7.7
        - Overseas                                      (2.3)           5.6             0.3
     Deferred tax expense/(benefit) under UK GAAP
        - Group
        - Ghana                                          4.2           (0.4)          (20.3)
        - Overseas                                       7.1           (4.8)           (0.5)
        - Interest in joint venture                     (7.0)            --              --
     Deferred tax expense of applying SFAS 109            --            8.3             7.2
     -----------------------------------------------------------------------------------------
     Tax (benefit)/expense for the year on
        application of SFAS 109 to UK GAAP profit
        before tax                                      (3.7)          17.9            (5.6)
     =========================================================================================

     (1) The deferred tax expense/(benefit) under UK GAAP has been restated for the adoption of FRS 19.

     The tax expense/(benefit) recorded under US GAAP differs from the amount determined by applying the applicable Ghanaian statutory income tax rate to pre-tax profit/(loss) attributable to shareholders under US GAAP as a result of the following:


                                                       Year ended     Year ended     Year ended
                                                      Dec 31, 2002   Dec 31, 2001   Dec 31, 2000
                                                          US$m           US$m           US$m
     -------------------------------------------------------------------------------------------
     Tax expense/(benefit) at statutory rate*             (56.2)          24.4         (123.6)
     Amortization of goodwill                               0.1           10.5           54.6
     Investment allowances                                 (1.0)          (0.1)         (11.9)
     Deferred tax on acquisition and disposal                --             --           (9.8)
     Effect of foreign income taxes, net                  (12.9)         (29.1)         (17.4)
     Mark to market of hedging contracts                   76.7          (26.4)         (21.2)
     Impact of change in tax rate on deferred taxes          --            8.5             --
     Prior year tax adjustments                             3.0           11.8           11.6
     Valuation allowance                                  (18.1)          13.0          111.7
     Other permanent differences                            4.7            5.3            0.4
     -------------------------------------------------------------------------------------------
     Tax (benefit)/expense for the year                    (3.7)          17.9           (5.6)
     ===========================================================================================

     *    The statutory rate for 2001 and 2002 was 30% and 35% for 2000.

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

     Specifically, written options are the writing or sale of options contracts, (the Company writes options with gold prices as the underlying risk), which obligate the writer to fulfil the contract should the holder choose to exercise. These contracts are not considered to reduce risk to the writer as the holder will only choose to exercise when it is beneficial to do so. In the Company's judgment, it is appropriate to treat these contracts as not qualifying for hedge accounting. Written options include option contracts sold for the purchase and sale of gold at a future date, and certain convertible structures, whereby the written option may convert into bought put options if the gold price moves below a specified barrier.

     The adjustment relating to derivative contracts that do not qualify for hedge accounting under US GAAP includes (i) the recognition of changes in market values between periods and (ii) the reversal of deferred hedging gains and losses that were recorded on the early close out of such contracts under UK GAAP.

     Position from January 1, 2001

     Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the profit and loss account when the hedged item affects earnings.

     Under US GAAP, all financial instruments have been marked-to-market since adoption of SFAS 133. Whilst all derivatives have been entered into for hedging purposes, they do not qualify for hedge accounting under the provisions of SFAS 133. Accordingly the movement in fair value of derivatives is included in net income for the years ended December 31, 2002 and 2001. The following table sets out the fair value of the relevant derivative financial instruments at December 31, 2002 and 2001:

                                                                       2002     2001
                                                                       US$m     US$m
     -------------------------------------------------------------------------------
     Forward contracts                                                 (56.0)  117.6
     European Put options (net bought)                                  24.9    51.0
     European Call options (net sold)                                 (102.7)  (48.3)
     Convertible structures                                               --    10.5
     Lease rate swaps                                                  (16.2)  (42.0)
     -------------------------------------------------------------------------------
                                                                      (150.0)   88.8
     -------------------------------------------------------------------------------

     The US$122.2 million negative adjustment to shareholders' equity at December 31, 2002 represents (i) US$150.0 million, being the total adjustment to mark-to-market the relevant financial instruments at that date; and (ii) the reversal of the deferred hedging income balance of US$27.8 million recorded as a creditor under UK GAAP.

     The US$276.6 million negative adjustment to net income represents (i) US$238.8 million, being the net change in fair values of the relevant financial instruments during the year ended December 31, 2002; and (ii) US$37.8 million being the net change in deferred income recorded as a creditor under UK GAAP during the year ended December 31, 2002.

     The adoption of SFAS 133 resulted in cumulative transition adjustment gains after tax of US$146.2 million at January 1, 2001 which was recorded in accumulated other comprehensive income at that date. Of these gains US$32.3 million was immediately reclassified into earnings on recognition of the impairment charge discussed in b) above. An additional US$51.2 million was reclassified into earnings relating to the amortization of the accumulated deferred hedging income balance. The remaining accumulated other comprehensive income of US$62.7 million, relating to deferred hedging income, has been reclassified into earnings in the year ended December 31, 2002.

     The Company has performed a review for embedded derivatives and has not identified any embedded derivatives that need to be bifurcated under the provisions of SFAS 133.

     f)   Warrants issued to non-employees

     As described in Note 22, in November 1999 the Company issued warrants to its hedging counterparties at a conversion price of US$4.75 per share. On February 21, 2000, the warrants were re-priced to US$3.00. Under UK GAAP, as the net proceeds of the issue were US$nil, no expense was recognized in the financial statements. Under US GAAP, the warrants are accounted for using the fair value methodology inSFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") in a manner consistent with equity instruments issued to non-employees. On the exercise of the warrants the related compensation charge is reclassified as Stated Capital.

     g)   Asset write-back

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

     h)   Accounting for pensions

     During the years ended December 31, 2002, 2001 and 2000, the Company recorded pension costs amounting to US$0.9 million, US$1.2 million and US$3.7 million (of which US$3.0 million were classified as exceptional operating costs), respectively, related to the Scheme operated at the Obuasi mine. The Scheme provides for a monthly payment in Ghanaian currency (indexed to the US dollar) to retirees until death. Prior to the periods presented in these financial statements (i) all Scheme participants had retired, and (ii) the Scheme was closed to new employees. The exceptional operating cost recognized in 1999 represented management's best estimate of the total remaining liability under the Scheme as at December 31, 1999. This estimate was calculated based on the Ghanaian currency liability existing at that time. Prior to this date, the Scheme was accounted for on a cash basis. In 2000, the Scheme liability was re-estimated. The increase in the Scheme liability in 2000 reflects the re-introduction of the US dollar indexing in that year.

     Under US GAAP, the Scheme is accounted for in accordance with the provisions of SFAS No. 87, Employers' Accounting for Pensions and presented in accordance with SFAS No. 132, Employers' Disclosures about Pensions and Other Post

     Retirement Benefits. The benefits for the Scheme are based on years of service and compensation levels for the covered retirees. The Scheme is unfunded and accordingly, no assets related to the Scheme are recorded. Pension expense/(income) amounts to US$0.9 million in 2002, US$0.4 million in 2001 and US$(0.2) million in 2000 of which actuarial (gain)/loss was the only component. The projected benefit obligation for the Scheme was determined using a weighted average discount rate of 4.8% for each of the three years ended December 31, 2002.

                                                                   Pension Benefits
                                                                  2002   2001   2000
                                                                  US$m   US$m   US$m
     -------------------------------------------------------------------------------
     Change in benefit obligation
        Benefit obligation at beginning of year                    7.9    8.8    9.7
        Actuarial loss/(gain)                                      0.8    0.3   (0.2)
        Benefits paid                                             (0.9)  (1.2)  (0.7)
     -------------------------------------------------------------------------------
     Benefit obligation at end of year                             7.8    7.9    8.8
     ===============================================================================

     i)   Environmental and site restoration obligations

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

     It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities, and changes in remediation technology, the ultimate cost of remediation could change in the future. The Company periodically reviews its accrued liabilities for such remediation costs, as evidence becomes available indicating that its remediation liability has potentially changed. Ashanti currently carries public liability insurance coverage. However, there is no specific coverage available for environmental liabilities which either arise gradually or otherwise than as a result of an insurable event.

     j)   Variable plan options

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

     Under UK GAAP, the voluntary cancellation and re-grant of options are treated as separate events. At the date of grant, the option prices were above the market price of Ashanti's shares. Consequently, the options have no intrinsic value and no compensation charge has been recognized pursuant to Urgent Issues Task Force ("UITF") 17, Employee Share Schemes.

     Under US GAAP, the voluntary cancellation and re-grant of options are also treated as separate events. However, under US GAAP, Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB Opinion No. 25, requires variable plan accounting for the newly granted options. Consequently, compensation cost in respect of options regranted during the year has been measured at the period end for the difference between the quoted market price and the option strike price to be paid by an employee. Such expense is being recognized over the three-year service period.

     Other disclosures

     The following information is provided as additional disclosure under US
     GAAP:

     The Company and its operations

     Ashanti Goldfields Company Limited ("the Company") and its subsidiaries (collectively, "the Group") are primarily engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. The Company's operations are principally in Ghana, Guinea, Tanzania and Zimbabwe. Gold bullion produced by the Company is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewelery (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions and official coins. Gold for bullion investment is primarily sold to central banks as part of their national investment strategies.

     Adoption of new accounting standard

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145"). The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt an amendment of APB Opinion No. 30, will no longer be classified as such. The Company adopted SFAS 145 as of January 1, 2002. No restatement of previously reported amounts, for any of the periods presented, resulted from the adoption of SFAS 145.

     Earnings per share

     Under US GAAP, basic earnings/(loss) per share ('EPS') is computed by dividing net earnings/(loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued, and the numerator may be adjusted for the impact the outstanding security had on income available to common shareholders used in the basic EPS calculation.

     Diluted EPS is equal to basic EPS for each of the three years ended December 31, 2002 as the exercise of the Senior Management Share Options, Warrants, Mandatorily Exchangeable Notes and conversion of 5 1/2% Exchangeable Notes, are excluded from the computation of diluted EPS in those years as the effect of inclusion is anti-dilutive.

     The number of potentially dilutive shares that were excluded from the computation of diluted EPS are as follows:

                                                         2002       2001       2000
                                                       millions   millions   millions
     --------------------------------------------------------------------------------
     Senior Management Share Options                      3.0        2.8        8.3
     5 1/2 % Convertible Notes                             --        8.1        8.0
     Warrants                                             5.9       19.8       19.8
     Mandatorily Exchangeable Notes                       7.0         --         --
     --------------------------------------------------------------------------------
                                                         15.9       30.7       36.1
     ================================================================================

     Use of estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

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

     As described in Note 1, the Company enters into certain hedging transactions. The Company attempts to minimize its credit exposure to counterparties by entering into derivative contracts with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote. Market risk exists due to the fact that the price of gold could rise above the strike price on a position thus creating an exposure in favour of counterparties. The counterparties may call for margin payments on the contracts in this instance, subject to any restrictions on margin calls (including margin free limits) which are contained in the contract.

     Management does not believe significant risk exists in connection with the Company's concentrations of credit as at December 31, 2002.

     Redundancy costs

     During the second quarter of 1999 the Company reached an agreement with the Ghana Mineworkers' Union for a labor rationalization plan involving the retrenchment of 2,155 permanent employees (2,000 junior shift workers and 155 senior salaried staff). Additionally, during the fourth quarter of 1999, the Company announced the closing of the surface mining operations at Obuasi by the end of 2000 together with the closure of certain shafts and processing plants. The surface mine closure includes the termination of 700 employees. Under both the redundancy plans, actual employees terminated amounted to approximately 2,900 employees through December 31, 2000.

     Total costs charged to date are US$20 million (2001: US$20 million; 2000:
     US$20 million). A charge of US$3 million is included in operating expenses for the year ended December 31, 2000. Actual redundancy costs paid in 2000 were US$8.4 million. During 2002 and 2001 no further employees were made redundant and no further charges were made or costs paid.

     Pro forma financial information

     In June 2000, Ashanti acquired a 90% interest in Pioneer, the Company that owns the Teberebie mine in Ghana (see Note 25). The acquisition was accounted for under the purchase method for US GAAP purposes.

     Goodwill arising as part of the acquisition amounted to US$21.9 million and is being amortised over the life of the underlying mine assets using the unit of production method. Unaudited pro forma results of operations under UK GAAP for the year ended December 31, 2000, as if the 90% ownership in the Teberebie mine had been acquired at the beginning of each reporting period, follow. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Teberebie mine, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

                                                                      2000
                                                                   US$ million
                                                           (except per share amounts)
                                                                   (unaudited)
     --------------------------------------------------------------------------------
     Pro forma revenues                                               584.8
     Pro forma net loss                                              (151.1)
     Pro forma basic loss per share (US$)                              (1.3)
     Pro forma diluted loss per share (US$)                            (1.9)

     Revenue recognition

     Under UK GAAP, the Company recognizes "estimated" revenue when gold is produced in dore form in the gold room based on the quantity and spot price at that date. Pursuant to the Company's refining and purchase agreements with its customers (i) the actual sales price is the spot price at the date of delivery, and (ii) the actual quantity invoiced is the quantity after the gold is refined (refining is generally completed within one day of delivery.) Consequently, under UK GAAP the Company processes an adjustment on completion of the refining process to adjust revenues recognized at the time of producing dore to actual revenues.

     Under US GAAP, the Company recognizes revenue from sales of gold bullion at the date of delivery to the refinery. At this point in time, delivery of third-party refined gold to the customer has occurred, the pricing is either fixed or determinable and collectibility is reasonably assured. Under US GAAP, revenues were higher by US$1.8 million for the year ended December 31, 2002 and lower by US$2.9 million for the year ended December 31, 2001 and US$5.8 million for the year ended December 31, 2000. The difference in accounting policy is not material with respect to operating profit/(loss), profit/(loss) attributable to shareholders, and shareholders equity under US GAAP for all periods presented. Consequently, no US GAAP adjustments have been recorded.

     In November 1999, the United States Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No.101, Revenue Recognition ("SAB 101"). This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a company to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured. The Company adopted SAB 101 in the fourth quarter of the year ended December 31, 2000 in accordance with SAB
     101. The adoption of SAB 101 had no effect on the Company's financial statements.

     Ashanti adopted SFAS 133 on January 1, 2001. Subsequent to the adoption of SFAS 133, all deferred hedging gains and losses that are recorded on the early close out of hedging contracts under UK GAAP are reversed in the US GAAP reconciliation as part of the 'Derivative financial instruments' adjustment as further explained in note 32(e) above.

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

     Exceptional items

     For the year ended December 31, 2002 exceptional operating costs of US$32.3 million (2001: US$nil; 2000: US$215.2 million) were recognized. In the year ended December 31, 2000, the Company recognized exceptional operating costs before operating (loss)/profit of US$215.2 million and an exceptional profit on sale of businesses of US$46.6 million. Under US GAAP, US$23.5 million of these costs related to debt extinguishment and are treated as non-operating items (2001: nil; 2000: nil). All other amounts classified as exceptional items under UK GAAP are treated as operating items under US GAAP and not shown as exceptional items in the profit and loss account. There is no impact on the US GAAP net loss as a result of the treatment for UK GAAP. Similarly there is no impact on basic and diluted loss per share as such amounts have been considered in the calculation of such figures.

     Buyback and reissuance of shares

     The Company holds in treasury 556,987 of its own ordinary shares. The purchases of shares were accounted for in accordance with the Ghana Companies Code 1963 (Act 179) in a non-distributable Share deals account within shareholders' equity. Under US GAAP, the cost of the treasury shares is generally presented as a reduction of total shareholders' equity. This difference in presentation has no impact on shareholders' equity. The Company made no purchases of its own shares in any of the periods presented.

     Cash

     In the UK GAAP balance sheet, 'Gold-in-transit' and 'cash held as collateral' have been included within cash balances but have not been included as part of cash in preparing the UK GAAP cash flow statement in accordance with FRS No.1 (revised) Cash Flow Statements ("FRS1"). For cash flow purposes 'Gold-in-transit' and 'cash held as collateral', together with short-term deposits, are classified as liquid resources. Under US GAAP, 'Gold-in-transit' and 'cash held as collateral' are classified as other assets in the balance sheet and, similar to UK GAAP, would not be included as part of cash and cash equivalents in preparing the US GAAP cash flow statement.

     Furthermore, 'cash held as collateral' is classified as restricted cash, which forms part of other current assets under US GAAP, as it is held as collateral for a short-term loan to Ashanti Goldfields Zimbabwe Limited. 'Gold-in-transit' would also be classified as other current assets.

     Employee stock options

     The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in APB Opinion No. 25, Accounting for Stock issued to Employees ("APB 25"). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the fair market value of ordinary shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. Accordingly, where options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company.

     Had compensation cost for the Company's stock option plans been determined consistent with the fair value methodology prescribed under SFAS 123, the Company's net profit/(loss) attributable to shareholders and net profit per share under UK GAAP would have been decreased to the pro forma amounts in the table below:

                                                         2001             2000
                                        2002             US$m             US$m
                                        US$m         (except per      (except per
                                    (except per      share amounts)   share amounts)
                                    share amounts)    Restated(1)      Restated(1)
     -------------------------------------------------------------------------------
     Net profit/(loss):
        As reported                      56.2             59.9            (115.4)
        Pro forma                        54.5             58.8            (118.6)
     Net profit/(loss) per share:
        Basic:
        As reported (US$)                0.47             0.53             (1.02)
        Pro forma (US$)                  0.46             0.52             (1.05)
        Diluted:
        As reported (US$)                0.44             0.52             (1.02)
        Pro forma (US$)                  0.43             0.51             (1.05)

     (1)  Restated for the adoption of FRS 19.

The following table summarizes option plan activity:

                                                        Weighted average
                                  Shares under option    Exercise price
                                     No. of shares            US$
     -------------------------------------------------------------------
     Balance, January 1, 2000          8,206,772             12.58
        Granted                           90,000              2.15
     -------------------------------------------------------------------
     Balance, December 31, 2000        8,296,772             12.46
        Granted                        2,741,850              2.29
        Lapsed                        (2,334,237)            12.58
        Cancelled                     (5,872,535)            12.58
     -------------------------------------------------------------------
     Balance, December 31, 2001        2,831,850              2.29
        Granted                          606,560              4.88
        Lapsed                          (396,716)             2.34
     -------------------------------------------------------------------
     Balance, December 31, 2002        3,041,694              2.80
     ===================================================================

     The following table summarizes information about options outstanding at December 31, 2002:

                                      Number          Remaining                                Number
                                 outstanding as at   contractual   Exercise                exerciseable at
                                   December 31,         life        price     Fair value    December 31,
     Code       Date of Grant          2001             Years        US$         US$            2002
     -----------------------------------------------------------------------------------------------------
     A           July 13, 2000          40,000          8.53         1.66        1.42            --
     B         August 26, 2000          50,000          8.85         2.55        2.40            --
     C             May 3, 2001       1,761,760          9.34         2.29        1.76            --
     D             May 3, 2001         980,090          9.34         2.29        1.76            --
     E         August 22, 2002         599,560          9.65         4.88        3.83            --
     -----------------------------------------------------------------------------------------------------
                                     3,041,694                                                   --
     =====================================================================================================

     The weighted average fair value of options granted was US$3.83 (2001:
     US$1.76; 2000: US$1.96).

     The fair values of options granted for fiscal years ended December 31, 2002, 2001 and 2000 have been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

     Options                        2002   2001   2000
     --------------------------------------------------
     Expected option life (years)   10.0   10.0    10.0
     Risk-free interest rates(1)     4.5%   5.5%    5.0%
     Volatility(2)                  60.0%  60.0%  100.0%
     Dividend yield                   --     --      --
     ==================================================

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

     Cash flow statement

     For UK GAAP reporting purposes , the cash flow statement is prepared in accordance with FRS 1. The objective and principles of FRS 1 are similar to those set out in SFAS No.95, Statement of Cash Flows ("SFAS 95"). The principle difference between the standards relates to the classification of cash flows. Under FRS 1, the Company presents its cash flows for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends, management of liquid resources and financing. Pursuant to SFAS 95, however, the Company's cash flows would be analyzed between only three categories of cash flow activity, namely operating, investing and financing.

     Under SFAS 95, (i) cash flows arising from taxation, returns on investments and servicing of finance and 'Gold-in-transit' would be included as operating activities, (ii) cash flows from acquisitions and disposals would be included in investing activities, and (iii) dividend payments, changes in short-term credit facilities and management of liquid resources (excluding 'Gold-in-transit') would be disclosed as part of financing activities. In addition, under UK GAAP cash is presented net of overdrafts while under SFAS 95, bank overdrafts are treated as short term credit facilities with movements appearing within financing activities.

     A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below for the year ended December 31:


                                                           2002    2001    2000
                                                           US$m    US$m    US$m
     ---------------------------------------------------------------------------
     Operating activities
     Cash flow from operating activities (UK GAAP)          95.2    95.4   149.4
     Movement in 'Gold-in-transit'                          (1.8)    2.9     5.8
     Corporation tax paid                                   (2.0)   (2.9)   (5.8)
     Interest received                                       0.8     2.0     4.7
     Interest paid                                         (19.6)  (24.4)  (61.1)
     ---------------------------------------------------------------------------
     Net cash provided by operating activities (US GAAP)    72.6    73.0    93.0
     ===========================================================================

                                                                     2002    2001    2000
                                                                     US$m    US$m    US$m
     --------------------------------------------------------------------------------------
     Investing activities
     Net cash outflow from capital expenditure and financial
        investment (UK GAAP)                                         (64.5)  (49.6)  (146.2)
     Acquisitions                                                       --      --     (0.5)
     Disposals                                                          --      --    230.8
     --------------------------------------------------------------------------------------
     Net cash (used in)/provided by investing activities (US GAAP)   (64.5)  (49.6)    84.1
     ======================================================================================

                                                               2002    2001    2000
                                                               US$m    US$m    US$m
     --------------------------------------------------------------------------------
     Financing activities
     Cash outflow from financing (UK GAAP)                     (19.2)  (40.6)  (186.3)
     Change in short-term credit facilities                     (4.6)    1.7     (1.1)
     Movement in liquid resources (except 'Gold-in-transit')     7.8     6.8      7.8
     --------------------------------------------------------------------------------
     Net cash used in financing activities (US GAAP)           (16.0)  (32.1)  (179.6)
     ================================================================================

     The cash inflow of US$230.8 million on disposals in the year ended December 31, 2000 includes US$55.0 million of intercompany balances repaid. Under US GAAP, this amount would be separately presented within investing activities.

     Intangible assets

     The following reconciles the UK GAAP reported figures to US GAAP:

                                                      2002   2001
                                                      US$m   US$m
     -------------------------------------------------------------
     Intangible assets as at December 31, (UK GAAP)   17.3    18.8
     Brought forward US GAAP difference                0.1    25.4
     Amortization reversal                             1.7     --
     Impairment write-off                               --   (25.3)
     -------------------------------------------------------------
     Intangible assets as at December 31, (US GAAP)   19.1    18.9
     =============================================================

     The Company adopted SFAS 142, with effect from January 1, 2002.

     Subsequent to adoption of SFAS 142, the Company does not amortize goodwill and other intangible assets that have an indefinite useful life but rather tests such assets at least annually for impairment. Under US GAAP, as of December 31, 2002, the Company had not recorded any intangible assets other than goodwill. The goodwill balance as of December 31, 2002 related exclusively to the Iduapriem mine. The aggregate amount of goodwill acquired in the year, being US$0.2 million, also related exclusively to that mine.

     The transitional provisions of SFAS 142 require disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS 142. Those disclosures are set forth below, presented as a reconciliation from net income as stated.


                                                                     12 months ended
                                                               Dec. 31   Dec. 31   Dec. 31
                                                                2002      2001      2000
     -------------------------------------------------------------------------------------
                                                                 (in US$ millions except
                                                                    per share numbers)
     Net (loss)/profit before extraordinary items, as stated   (182.8)     65.4    (349.1)
     Amortization expense                                          --       6.0      35.1
     -------------------------------------------------------------------------------------
     Adjusted net (loss)/profit before extraordinary items     (182.8)     71.4    (314.0)
     =====================================================================================

     Earnings per share (US$)
     Basic
     (Loss)/earnings per share, as stated                       (1.53)     0.58     (3.11)
     Amortization expense, per share                               --      0.05      0.31
     -------------------------------------------------------------------------------------
     Adjusted (loss)/earnings per share                         (1.53)     0.63      2.80
     -------------------------------------------------------------------------------------
     Diluted
     (Loss)/earnings per share, as stated                       (1.53)     0.57     (3.11)
     Amortization expense, per share                               --      0.05      0.31
     -------------------------------------------------------------------------------------
     Adjusted (loss)/earnings per share                         (1.53)     0.62      2.80
     =====================================================================================

     Fixed assets

     The following reconciles the UK GAAP reported figures to US GAAP:

                                                  2002      2001
                                                  US$m      US$m
     ------------------------------------------------------------
     Fixed assets as at December 31, (UK GAAP)    602.7     612.9
     Brought forward US GAAP difference          (211.9)   (164.5)
     Impairment write-off                            --     (62.0)
     Asset write-back                                --        --
     Depreciation adjustment                       14.3      14.6
     ------------------------------------------------------------
     Fixed assets as at December 31, (US GAAP)    405.1     401.0
     ============================================================

     Segmental analysis

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which requires that an enterprise report financial and descriptive information about its reportable operating segments.

     The Company is primarily engaged in the exploration, development and mining of gold on the African continent. The Company's operations are managed and internally reported on a mine-by-mine basis on which basis the Company has identified its reportable segments. The Company's country of domicile is Ghana. The location of individual mines along with the relevant financial disclosures required by SFAS 131, are identified in the following tables for the years ending December 31, 2002, 2001 and 2000 (under UK GAAP):

          12 Months to December 31, 2002


                                                                                Freda-
                                                    Idua-                       Rebecca
                                           Obuasi   priem   Bibiani   Siguiri    Zim-
                                           Ghana    Ghana    Ghana    Guinea     babwe
                                            US$m    US$m     US$m      US$m      US$m
     ----------------------------------------------------------------------------------
     Revenue (external)                     167.8    57.8     76.1      83.9      30.7
     Operating costs                       (106.4)  (43.0)   (43.6)    (61.9)    (21.0)
     Other operating costs                   (0.5)   (0.9)    (0.3)     (4.8)       --
     Depreciation and amortization          (33.0)   (7.6)   (11.7)    (17.7)     (3.7)
     Royalties                               (5.0)   (1.7)    (2.3)     (2.9)       --
     Other income                              --      --       --        --        --
     Refinancing and restructuring costs       --      --       --        --        --
     Operating profit/(loss)                 22.9     4.6     18.2      (3.4)      6.0
     Interest payable                        (2.1)   (1.3)      --        --      (0.6)
     Interest receivable/other income          --      --      0.1        --       0.3
     Property, plant and equipment (net)    444.2    27.4     25.8      78.0      19.5
     Total assets                           485.4    44.6     49.6      92.6      35.0
     Capital expenditure                     35.1    10.5      2.9       9.4       6.4

                                                                Corporate    Geita          Total
                                                      Explor-    Admini-    Tanzania   per financial
                                           Treasury    ation     stration      50%       statements
                                             US$m      US$m       US$m        US$m         US$m
     ----------------------------------------------------------------------------------------------
     Revenue (external)                      51.2       --          --       84.7         552.2
     Operating costs                           --       --          --      (47.2)       (323.1)
     Other operating costs                     --     (3.8)      (16.5)      (4.8)        (31.6)
     Depreciation and amortization             --     (0.1)       (1.3)     (13.3)        (88.4)
     Royalties                                 --       --          --       (2.7)        (14.6)
     Other income                              --       --         3.3         --           3.3
     Refinancing and restructuring costs       --       --       (23.5)        --         (23.5)
     Operating profit/(loss)                 51.2     (3.9)      (38.0)      16.7          74.3
     Interest payable                          --       --       (15.3)        --         (19.3)
     Interest receivable/other income         0.2       --         1.2         --           1.8
     Property, plant and equipment (net)       --       --         7.8         --         602.7
     Total assets                            10.0       --        26.2         --         743.4
     Capital expenditure                       --       --         0.2         --          64.5

               12 Months to December 31, 2001

                                                                                            Freda-
                                                               Idua-                       Rebecca
                                           Obuasi   Ayanfuri   priem   Bibiani   Siguiri     Zim-
                                           Ghana     Ghana     Ghana    Ghana    Guinea     babwe
                                            US$m      US$m     US$m      US$m     US$m       US$m
     ---------------------------------------------------------------------------------------------
     Revenue (external)                     143.5      3.1      55.8     68.7      76.6      34.0
     Operating costs                       (101.4)    (2.8)    (44.0)   (43.1)    (62.2)    (22.8)
     Other operating costs                     --     (1.0)     (0.8)    (2.2)       --        --
     Depreciation and amortization          (37.5)    (0.5)     (4.9)   (13.8)    (18.6)     (3.9)
     Royalties                               (4.3)    (0.1)     (1.7)    (2.1)     (2.6)       --
     Operating profit/(loss)                  0.3     (1.3)      4.4      7.5      (6.8)      7.3
     Interest payable                        (1.3)      --      (2.2)      --        --      (0.9)
     Interest receivable/other income          --       --       0.2      0.3        --        --
     Property, plant and equipment (net)    442.6       --      22.8     32.6      86.3      17.2
     Total assets                           483.9       --      42.2     52.1     107.3      28.2
     Capital expenditure                     30.1      0.5       3.7      1.0       7.0       6.8

                                                                                         Total
                                                                                          per
                                                                Corporate     Geita    financial
                                                      Explor-    Admini-    Tanzania     state-
                                           Treasury    ation    stration       50%       ments
                                             US$m      US$m       US$m        US$m       US$m
     -------------------------------------------------------------------------------------------
     Revenue (external)                      96.0        --          --      76.7       554.4
     Operating costs                           --        --          --     (38.9)     (315.2)
     Other operating costs                     --      (6.5)      (21.2)     (2.8)      (34.5)
     Depreciation and amortization             --      (1.9)       (1.2)    (12.6)      (94.9)
     Royalties                                 --        --          --      (2.2)      (13.0)
     Operating profit/(loss)                 96.0      (8.4)      (22.4)     20.2        96.8
     Interest payable                          --        --       (22.6)       --       (27.0)
     Interest receivable/other income         0.6        --         4.3        --         5.4
     Property, plant and equipment (net)       --        --        11.4        --       612.9
     Total assets                            14.2       0.3       162.6        --       890.8
     Capital expenditure                       --       0.1         0.4        --        49.6

               12 Months to December 31, 2000

                                                                                                      Freda-
                                                               Idua-                        Geita     Rebecca
                                           Obuasi   Ayanfuri   priem   Bibiani   Siguiri   Tanzania    Zim-
                                           Ghana     Ghana     Ghana    Ghana    Guinea      100%      babwe
                                            US$m      US$m      US$m    US$m      US$m       US$m      US$m
     --------------------------------------------------------------------------------------------------------
     Revenue (external)                     179.5     10.1      53.9     76.6      85.2      48.6       31.3
     Operating costs                       (133.5)    (8.9)    (43.2)   (36.8)    (54.8)    (25.7)     (22.2)
     Depreciation and amortization          (45.6)    (4.8)     (3.2)   (15.6)    (19.8)    (11.6)     (11.7)
     Royalties                               (5.4)    (0.3)     (1.4)    (2.3)     (2.9)     (1.4)        --
     Operating (loss)/profit                 (5.0)    (3.9)      6.1     21.9       7.7       9.9       (2.6)
     Interest payable                        (1.5)      --      (4.3)      --      (0.3)     (5.9)      (1.5)
     Interest receivable/other income          --      0.1       0.6      0.2       0.1       0.2        0.3
     Exceptional operating costs           (157.0)      --        --       --        --        --      (35.0)
     Property, plant and equipment (net)    452.1      0.1      21.9     43.0      98.1        --       14.0
     Total assets                           500.9      0.5      38.8     64.2     120.8        --       21.6
     Capital expenditure                     32.6      1.4       2.6      2.8      11.6      85.7        4.8

                                                                                                       Amounts
                                                                                                         per
                                                                Corporate                    Recon-   financial
                                                      Explor-    Admini-                     ciling     state-
                                           Treasury    ation    stration    Other   Total    items      ments
                                             US$m      US$m       US$m      US$m     US$m     US$m      US$m
     ----------------------------------------------------------------------------------------------------------
     Revenue (external)                      97.0         --         --        --    582.2       --      582.2
     Operating costs                           --      (14.2)     (25.3)       --   (364.6)      --     (364.6)
     Depreciation and amortization             --       (0.4)      (2.1)       --   (114.8)      --     (114.8)
     Royalties                                 --         --         --        --    (13.7)      --      (13.7)
     Operating (loss)/profit                 97.0      (14.6)     (27.4)       --     89.1   (215.2)    (126.1)
     Interest payable                          --         --       (3.7)    (38.8)   (56.0)     4.7      (51.3)
     Interest receivable/other income          --         --         --       3.2      4.7     (4.7)        --
     Exceptional operating costs            (14.7)        --         --      (8.5)  (215.2)   215.2         --
     Property, plant and equipment (net)       --        3.2        4.5       8.9    645.8       --      645.8
     Total assets                            20.3        4.1      114.6      50.4    936.2       --      936.2
     Capital expenditure                       --        0.6        1.1       2.4    145.6       --      145.6

     Sales to individual customers, amounting to 10% or more of the Company's consolidated revenues, are as follows for the years ended December 31:

                       2002    2001    2000
                       US$m    US$m    US$m
     --------------------------------------
     Customer    1    141.8   149.1   169.5
                 2     92.8    99.6   140.5
                 3     90.7    89.5   133.6
                 4     88.7    74.7      --

     Because of the active worldwide market for gold, the Company believes that the loss of any of these customers will not have a material impact on the Company.

     Deferred stripping costs

     The full amount of deferred stripping costs may not be expensed until the end of the life of the mine. Those amounts capitalized as at December 31, 2000 were fully amortized in one year. The average life of mines in respect of which amounts relating to deferred stripping costs are capitalized, as at December 31, 2000, was one year. There were no deferred stripping cost liabilities as at December 31, 2002 and 2001.

     The strip ratio for each mine, calculated as the ratio of waste mined to ore production, is as follows, for the years ended December 31:

           Obuasi(*)   Ayanfuri   Iduapriem   Bibiani   Siguiri   Geita
     -------------------------------------------------------------------
     2002      5.8          --        3.4        4.2       0.9      7.4
     2001      N/A         3.2        2.9        5.5       0.6      6.0
     -------------------------------------------------------------------

     (*) Obuasi has both underground and open pit mining operations. Data relates to the open pit mining operations of Obuasi.

     Ore in stockpiles

     Under UK GAAP, ore in stockpiles of US$20.1 million and US$16.2 million as at December 31, 2002 and 2001 respectively, are recorded in current assets, within stocks, while under US GAAP, ore in stockpiles is included in non-current assets. Under US GAAP the classification of ore in stockpiles in non-current assets is appropriate given that, while it is management's current intention to process the stockpiled ore prior to the end of the mine life, there is not reasonable certainty that that ore will be processed within the next 12 months.

     New accounting standards

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company will adopt SFAS 143 in 2003. The Company has not yet determined the impact of this Statement on its financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Abstract No.94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring ("EITF 94-3"). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS No.144 Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of SFAS 146 will not have an impact on previous results reported.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, ("SFAS 148"). SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinisic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The Company does not intend to adopt the fair value method of accounting for stock-based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and the Company has adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interests entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity if, when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Company does not expect that, when FIN 46 becomes effective, it will have to consolidate or disclose any information regarding variable interests.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           Ashanti Goldfields Company Limited
                                           (Registrant)


                                           By:/S/ Sam Esson Jonah
                                              ----------------------------------
                                           Sam Esson Jonah
                                           Chief Executive Officer

Date: June 17, 2003


                                        I

                                 CERTIFICATIONS

I, Sam Esson Jonah, certify that:

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

/s/ Sam Esson Jonah
-----------------------
Sam Esson Jonah

Chief Executive Officer


                                       II

                                 CERTIFICATIONS

I, Srinivasan Venkatakrishnan, certify that:

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

/s/ Srinivasan Venkatakrishnan
------------------------------
Srinivasan Venkatakrishnan

Chief Financial Officer


                                       III


                          STATEMENT OF DIFFERENCES

 The registered trademark symbol shall be expressed as.................. 'r'
 The British pound sterling sign shall be expressed as.................. 'L'
 Characters normally expressed as superscript shall be preceded by...... 'pp'